
ING
ING Group
Annual Report 2023
do your thing

# Contents

# About this report

ING's purpose is empowering people to stay a step ahead in life and in business. In this report we describe how we live up to this purpose and how we created value for our stakeholders over the year.

## Who this report is for

This report is intended to inform stakeholder groups that have an impact on, or are affected by our business. This includes customers, communities, investors and shareholders, regulators and supervisors, employees, suppliers, government authorities, and non-governmental organisations. It aims to give stakeholders a balanced overview of our activities and ability to create and sustain value.

We welcome reactions and views, which can be emailed to communication@ing.com. Additional disclosures are available on ing.com.

## Approach to integrated reporting

In this report we disclose our results, strategy and management approach in the context of external developments, as well as emerging and existing risks and opportunities. Our ambition is to continuously improve our financial and non-financial disclosures and to continue to create a compliant, balanced, transparent and accessible integrated report for stakeholders that supports ING's strategy.

In this annual report, unless otherwise stated or implied by context, references to 'ING Groep' and 'ING Group' refer to ING Groep N.V. and references to 'ING', the 'Company', the 'Group', 'we' and 'us' refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, 'ING Bank'). References to 'Executive Board' or 'EB', and 'Supervisory Board' or 'SB', refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively. References to 'Management Board Banking' or 'MBB' refer to the management board of ING Bank N.V.

The last time we published an annual report was on 9 March 2023, covering the year 2022. This report, on the year 2023, was published on 7 March 2024.

In this integrated report, 'ING at a glance', and the sections 'Strategy and performance', 'Risk management' and 'Corporate governance', together form the Report of the Executive Board. This report also contains consolidated and parent company financial statements, and other information.

ING's integrated annual report is compiled with input from business experts, vetted by senior managers, and discussed and approved by members of the MBB and EB. Final approval is given by the SB. The EB is ultimately responsible for the content, accuracy and integrity of the report.

## Report content and materiality

In compiling this report, we take into account the topics that can have a material impact on our business. As a large financial institution, ING has a direct economic, social and environmental impact, as well as a significant indirect impact through its lending and investment activities. We report on these, and other relevant matters, in our value creation model in the 'ING at a glance' section of this report.

We continuously listen to stakeholders and adapt the execution of our strategy and reporting to meet evolving expectations. For materiality analyses, we consult stakeholder groups in a qualitative and quantitative manner. Please refer to 'Stakeholder engagement' in 'The world around us'. The results of these materiality analyses, including materiality disclosures, were used to define content for this report, which has been reviewed and approved by the EB.

### Reporting guidelines

This report is prepared in accordance with Non-Financial Reporting Directive (NFRD), the Global Reporting Initiative (GRI) Standard, the Dutch Accounting Standard 400 and the Sustainability Accounting Standards Board (SASB). The content and quality criteria specified by these standards, including sustainability context, stakeholder inclusiveness, materiality, completeness, balance, comparability, clarity, timeliness, accuracy and reliability, are integral to our reporting process.

The GRI's Universal Standards represent the most significant update since the GRI transitioned from providing guidance to setting standards in 2016. These standards provide requirements for reporting on each identified material topic. The Global Reporting Initiative table, including additional explanations on some material topics, is not included in the annual report itself, but in a separate annex to the annual report on ing.com.

This report is aligned with the UN Principles for Responsible Banking (UN PRB), a global sustainable banking framework. The UN PRB reporting and self-assessment template is a tool used by financial institutions to evaluate their alignment with the Principles. The UN PRB self-assessment is not included in the annual report itself, but in a separate annex to the annual report on ing.com.

The International Integrated Reporting Framework serves as a reference in compiling this report, including our value creation model.

Furthermore, the consolidated financial statements included in this report have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the relevant articles of Part 9 of Book 2 of the Dutch Civil Code. The company financial statements of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

## Scope and boundaries

The report covers the period 1 January to 31 December 2023. Data and content in this report aims to provide an accurate and balanced account of ING's economic, social and environmental performance. The scope and boundaries for each material topic and metrics are detailed either in text where the topic is introduced, or by references to ing.com.

## Assurance

Assurance for the non-financial information in the Report of the Executive Board, is provided by KPMG Accountants N.V. (KPMG). For the year ended 31 December 2023, KPMG has reviewed and provided a limited level of assurance on the non-financial information in the Report of the Executive Board (including GRI and UN PRB). In previous years, KPMG audited and provided a reasonable level of assurance, on the GRI materiality assessment, data for the Net Promoter Score for Retail Banking and on Channel Availability. In light of the upcoming Corporate Sustainability Reporting Directive (CSRD), effective as of 2024 and for which the regulatory required assurance level is limited, the level of assurance has been aligned and set to limited for all non-financial information.

The financial statements, which include the consolidated financial statements and the company financial statements, are subject to reasonable assurance. For the year ended 31 December 2023, KPMG has audited the ING's consolidated financial statements in accordance with IFRS and BW2 title 9 and ING's company financial statements in accordance with BW2 title 9.

## Creating value

There are many ways we can create value for stakeholders. Customers entrust us with their money and expect us to meet their needs. We enable them to do so by offering loans and other financial products and services. By doing this in a profitable way, we maintain adequate capital levels and create financial capital that we invest and distribute to shareholders. We aim to develop human capital by offering learning and development opportunities to employees, equipping them with skills and capabilities for the future. At the same time, our actions may involve risks for our stakeholders. We are aware of this and take mitigating actions, where possible.

Our 'value creation model' shows how our strategy enables value to flow through our business and how we use different types of input to create long-term value for stakeholders. This also includes the impact that we have on society and our planet, which we link to four UN Sustainable Development Goals: 8) decent work and economic growth, 10) reduced inequalities, 12) responsible consumption and production, and 13) climate action.

# Who we are

ING is a leading European universal bank with global activities. Our more than 60,000 colleagues offer retail and wholesale banking services to customers in over 40 countries.

## Our purpose

**Empowering people to stay a step ahead in life and in business.**

## Our strategy

Making the difference by...


providing a superior
customer experience
&
putting sustainability
at the heart of what we do.

## Our enablers



**Providing seamless digital services**



**Using our scalable tech & ops**



**Staying safe & secure**



**Unlocking our people's full potential**

# Our business

## Retail Banking

### Private Individuals incl. Private Banking & Wealth Management

we offer:




- Savings
- Payments



- Investments
- Mortgages



- Credit cards
- Consumer loans



- Insurance

### Business Banking

we offer:



- Business lending



- Trade finance



- Sustainable finance
- Structured finance (incl. corporate investments, M&A)



- Leasing & factoring
- Payments & cash management



- Real estate finance



- Financial markets solutions (incl. foreign exchange & hedging solutions)

## Wholesale Banking

### Wholesale Banking

we offer:



- Business lending



- Debt & equity market solutions




- Sustainable finance



- Mergers & acquisitions



- Trade finance



- Payments & cash management



- Corporate investments



- Financial markets solutions (incl. foreign exchange & hedging solutions)



- Capital structuring & advisory



# Our markets

## Retail Banking


Australia
Belgium
Germany
Italy
Luxembourg
the Netherlands*
Spain
Poland
Romania
Türkiye

ING has approximately 38.6 million Private Individual customers.

(*) ING's corporate head office is located in Amsterdam, the Netherlands

## Wholesale Banking


International network and global franchises
Map highlights countries where ING has an office

Wholesale Banking has approximately 4,000 (economic ultimate parent) clients.

# Financials


Total income (€ bln)
10% compound annual growth rate 2021 - 2023 (Target: 4-5% CAGR 2021-2025)
18.5
18.6
22.6
2021
2022
2023
Net result (€ bln)
4.8
3.7
7.3
2021
2022
2023
Shareholder return[1]
in € bln and as a % of average market value
9.4%
3.9
12.5%
4.8
15.0%
6.4
2021
2022
2023
CET1 ratio (%)
Target: ~12.5% by 2025
14.7
(+0.2 vs 2022)
Fee income (€ bln)
Target: 5-10% average annual growth
+2%
+0%
3.5
3.6
3.6
2021
2022
2023
Cost/income ratio (%)
Target: 50-52% by 2025
80
60
40
60.5
60.3
51.2
2021
2022
2023
Return on equity (%)
Target: 12% by 2025
20
10
0
9.2
7.2
14.8
2021
2022
2023

[1] Based on payment date and on average market value (share price multiplied by number of shares outstanding at the end of each quarter). Including €1,982 mln of the share buyback that was announced in November 2023.

# Superior customer experience

**Net Promoter Score (NPS)**

**Retail Banking**[1]

Number **1** in
**5** out of **10** markets

**Wholesale Banking**

**72**
(+5 vs 2022)

**Primary customers (Retail)**[2]


(mln)
20
10
0
14.0
14.6
15.3
2021
2022
2023

**Mobile-only customers (Retail)**[2]
in % total active customers


70%
50%
30%
50.8
58.1
62.0
2021
2022
2023

1 See more in 'Superior customer experience'.
2 Includes private individuals. Excluding France.
3 Volume of sustainable finance mobilised. See more info in 'Environment'.
4 See more in 'Superior customer experience'.
5 Based on 2022 climate data, for more detail see our Terra section in 'Environment'.
6 See more in 'Environment'



# Putting sustainability at the heart

Volume of sustainable finance (WB) mobilised[3]

**€ 115 bln**
target by 2025: €125 bln annually

**792** sustainability deals supported by ING[4]

We're on track or close to being on track to achieve our medium-term 2030 sector decarbonisation targets in

**7** of our **9** Terra sectors[5]

We empower our customers sustainable housing journey with lending products in

**6** Retail markets[6]

# How we create value

As a bank, we play an important role in promoting and supporting economic, social and environmental progress. Our biggest contribution to our stakeholders is made by fulfilling our function as a bank. We process payments, keep customers' money and their data safe, extend loans, make investments and provide other financial services to customers.

There are many ways we can create value for stakeholders. Customers entrust us with their money and expect us to meet their needs. We enable them to do so by offering loans and other financial products and services. By doing this in a profitable way, we can maintain adequate capital levels, invest in our business and distribute cash to our shareholders. We aim to develop human capital by offering learning and development opportunities to employees, equipping them with skills and capabilities for the future. At the same time, our actions may involve risks for our stakeholders. We are aware of this and take mitigating actions, where possible.

Our approach is inclusive and collaborative, working with others to make a bigger impact. We believe that no single sector, much less one bank, can solve global issues like climate change, or financial crime. When it comes to tackling challenges like these, we are dependent on collective action for real, positive change. By working together with governments and other businesses, banks can help develop sustainable ways to deal with economic challenges, tackle climate change and protect customers, the bank and the financial system against financial economic crime.

The value creation model shows how our strategy enables value to flow through our business and how we use different types of input to create long-term value for stakeholders. This also includes the impact that we generate for society and our planet, which we link to four UN Sustainable Development Goals (SDGs): 8) decent work and economic growth, 10) reduced inequalities, 12) responsible consumption and production, and 13) climate action.


TEA

# How we create value for our stakeholders

## Inputs

**Human capital**
- 62,845 employees
- Development and education
- Focus on vitality and working conditions
- Diversity, inclusion and belonging

**Intellectual capital**
- Skills, knowledge and experience
- Our business values

**Financial capital**
- €52 bln equity
- €674 bln deposits
- €140 bln issued debt

**Manufactured capital**
- Property and equipment
- Branches and offices
- Adoption of ING (Private) Cloud (63%) and Touchpoint (64%)
- Purchased services

**Natural capital**
- Total operational footprint (scope 1, 2 and scope 3 business travel) of 29kt CO2e

**Social capital**
- Primary customer growth of 750,000
- Partnerships and coalition-building

## Our strategy: Making the difference

Our purpose is to **empower people to stay a step ahead in life and in business.**

### Our priorities

**Superior customer experience**

We put the customer at the centre. A superior customer experience is how we will stand out.

**Sustainability at the heart**

We aim to be a leader in environmental sustainability by protecting the planet and by supporting our customers to make the necessary transition.

### Our enablers

**Providing seamless digital services**



- Completely digital customer journeys
- Robust 'always-on' channels
- Data-enabled personalised experiences

**Using our scalable tech & ops**

- Modular & scalable foundation
- Globally usable building blocks and scalable hubs
- Faster & easier adoption of new technologies
- More cross-border collaboration

**Staying safe & secure**



- Fraud, cyber and data protection
- Robust know-your-customer processes
- Operational resilience and system reliability
- High quality of assets

**Unlocking our people's full potential**

- Talent & leadership
- Culture & organisation
- Employee experience

## Our business model

Providing **fully fledged banking services tailored** by client type.

Our **promise to customers** is to make banking frictionless, removing barriers to progress and giving people confidence in their ability to make decisions and to move forward.

**Private individuals and smaller SMEs**



- Private individuals: Mobile first
- Smaller SMEs: digital first, mobile first
- Supported by remote sales and service teams

**Bigger SMEs and mid-corporates**



- Primary face-to-face personal relationship model
- Sector experts
- Supported by digital services

**Corporate clients & financial institutions**



- Face-to-face personal relationship model with sector expertise
- Network with global reach; sustainability pioneers
- Supported by digital services

| Our output | Our outcome | | Our impact | Our stakeholders | SDG impact |
|---|---|---|---|---|---|
| Financial products and services provided<br>Net Promotor Score, ranked No.1 in 5 of 10 retail markets<br>62% mobile-only customers<br>Trusted brand | Superior customer experience<br>Seamless digital experience | Deliver a superior customer experience<br>Enable a seamless digital experience<br>Apply an innovative approach<br>Focus on treating customers fairly | Easy, instant, personal and relevant experience. Global reach with local experts, sector expertise, and sustainability pioneers | Customers | 8 Decent work and economic growth |
| €115 bln mobilised to finance transition<br>Collaboration on climate-related initiatives<br>Charitable contributions of €26.3 mln<br>Financial health<br>Fossil fuel outstandings of €29.5 bln | Sustainability at the heart | Aim for net zero in our operations<br>Support the green transition finance need<br>Steer our portfolios to net zero with Terra<br>Provide ESG advisory<br>Operate conforming to our ESR framework<br>Help community resilience | Defining new ways of doing business, balancing sustainability impact and economic growth | Planet & society | 10 Reduced inequalities |
| 63% workload on (private) cloud<br>64% customer online traffic using Touchpoint<br>Channels availability of 99.56% for retail banking and 100% for wholesale banking<br>34% operations workforce in scalable hubs<br>71% digi index score | Scalable tech and ops | Lower the time-to-yes<br>Leverage shared services and capabilities<br>Improve time-to-market<br>Market-leading operational resilience | Leveraging the potential of suppliers and partners | Network[1] | 12 Responsible consumption and production |
| Stable risk-weighted assets<br>High service and system availability<br>Up-to-date and adequate KYC checks<br>Low risk costs/loan loss provisions | Safe and secure | No undesired risks taken<br>Services and systems available and secure<br>Customer data safe and secure<br>Strong and resilient lending book | | | |
| 31% women in senior management<br>Hybrid working<br>Organisational Health Index<br>Employee turnover of 9% | People's full potential | Attract, develop and retain talent and leadership<br>Drive an inclusive environment<br>Offer an excellent employee experience, efficiency and safety | The right leaders, skills and organisation unlocking the full potential of our people | Our people | 13 Climate action |
| Total income of €22.6 bln<br>Fee income of €3.6 bln<br>Net result of € 7.3 bln | Financials | Continue a strong performance<br>Provide an attractive shareholder return | Deliver a sustainable and attractive return | Shareholders | |

1 Supply chain partners, suppliers and (governmental) parties.

# Our shares

ING's ordinary shares are listed on the stock exchanges of Euronext Amsterdam and Brussels. American depository receipts (ADRs) are listed on the New York Stock Exchange. Options on ordinary shares or in the form of ADRs are traded on the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

## Share information

The authorised share capital of ING Groep N.V. consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a right to acquire cumulative preference shares has been granted to the ING Continuity Foundation. More information on the ING Continuity Foundation can be found on our corporate website ing.com. Each share in the capital of ING Groep N.V. gives entitlement to cast one vote.

## Shareholders and ADR holders with stakes of 3% or more

In line with the Dutch Financial Supervision Act, holders of shares and/or ADRs of ING Groep N.V. are required to update information on their holdings when they reach, exceed, or fall below thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Based on filings to the AFM (Dutch Financial Markets Authority), and to the best of our knowledge, on 31 December 2023 shareholders and investors with (potential) holdings of 3% or more were BlackRock Inc., the Goldman Sachs Group Inc., Norges Bank and Capital Research and Management Company.

| Authorised and issued capital | 2023 | 2022 |
|---|---|---|
| in € million | | |
| – authorised | 91 | 91 |
| – issued | 35 | 37 |
| Cumulative preference shares | | |
| – authorised | 46 | 46 |
| – issued | - | - |

| Number of shares in issue and shares outstanding in the market | | |
|---|---|---|
| in million | 2023 | 2022 |
| Ordinary shares | 3,498.2 | 3,726.5 |
| Own ordinary shares held by ING Group and its subsidiaries | 154.6 | 107.4 |
| Ordinary shares outstanding in the market | 3,343.6 | 3,619.1 |

| Prices of ordinary shares | | | |
|---|---|---|---|
| **Euronext Amsterdam by NYSE Euronext in €** | 2023 | 2022 | 2021 |
| Price – high | 13.74 | 13.91 | 13.39 |
| Price – low | 10.38 | 8.47 | 7.30 |
| Price – year-end | 13.53 | 11.39 | 12.24 |
| Price/earnings ratio[1] | 6.6 | 11.6 | 10.0 |
| Price/book ratio[1] | 0.88 | 0.83 | 0.86 |

1 Based on the share price at year-end and the earnings per ordinary share for the financial year

## Geographical distribution of ING ordinary shares owned by institutional investors (in %)[1]


United States
United Kingdom
France
Scandinavia
Germany
Netherlands
Rest of Europe
Asia
Rest of World
43%
17%
8%
8%
5%
1%
9%
4%
4%

1 Distribution based on December 2023 estimates of institutional share ownership provided by Q4 Inc. and includes ordinary shares represented by American depositary receipts.

## One-year price development of ING ordinary shares


130
120
110
100
90
1 Jan. 2023
1 Apr. 2023
1 Jul. 2023
1 Oct. 2023
31 Dec. 2023
ING
Euro STOXX Banks
STOXX Europe 600 Banks
Euro STOXX 50

## Dividend and distribution policy

ING is committed to maintaining a healthy Common Equity Tier 1 (CET1) ratio above the prevailing fully loaded requirement. At the same time, ING aims to offer a sustainable and attractive return to shareholders.

ING's distribution policy is a pay-out ratio of 50% of resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are considered periodically, taking into account alternative opportunities, macro-economic circumstances and the outcome of our capital planning.

Resilient net profit was €7,520 million in 2023, of which €3,760 million has been reserved for distribution. In line with the definition of resilient net profit, the impact of applying IAS 29 hyperinflation accounting to the consolidation of ING's subsidiary in Türkiye has been excluded. Therefore, resilient net profit is €234 million higher than net profit.

An interim dividend over 2023 of €0.35 per ordinary share was paid in cash on 14 August 2023. Following ING's distribution policy of a 50% pay-out ratio on resilient net profit, the Executive Board has proposed a final dividend over 2023 of €0.756 per ordinary share, to be paid in cash on 3 May 2024. This is subject to shareholder approval at the Annual General Meeting in April 2024.

## CET1 ratio target and additional distributions

ING has a CET1 ratio target of around 12.5%. This target level is above ING's fully loaded CET1 ratio requirement of 10.76% as per the end of 2023 and implies a management buffer of around 175 basis points. ING aims to converge its CET1 ratio towards its target of around 12.5% by the end of 2025. In line with this plan and ING's distribution policy, the following additional distributions have been conducted in 2023.

- On 16 January 2023, an additional distribution was paid to shareholders in cash, amounting to €297 million or €0.082 per ordinary share. The payment was part of a €1.5 billion programme to distribute capital to shareholders and followed a share buyback programme under which 107,032,745 ordinary shares were repurchased in 2022 for a total consideration of €1.2 billion.
- On 2 March 2023, ING completed a share buyback programme for a maximum total amount of €50 million, under which 3,155,748 ordinary shares were repurchased. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans.
- On 13 October 2023, ING completed a €1.5 billion share buyback programme that started on 12 May 2023, under which 121,317,501 ordinary shares were repurchased. In line with the proposal as adopted at the 2023 AGM, all ordinary shares that were acquired under this share buyback programme have been cancelled, with effect from 29 December 2023.
- On 5 February 2024, ING completed a €2.5 billion share buyback programme that started on 3 November 2023, under which 194,812,543 ordinary shares were repurchased (of which 153,695,524 by the end of 2023). The intention is to cancel all ordinary shares that were acquired under this share buyback programme, in line with the proposal as adopted at the 2023 AGM.

To conduct the buyback programmes, ING entered into non-discretionary arrangements with a financial intermediary.

In total 278,168,773 shares were repurchased during 2023. For further information and shares purchased in prior periods, reference is made to Note 19 'Equity'. Since the end of 2020, approximately 16 percent of outstanding shares have been repurchased.

For more on the cancellation of shares, see 'Corporate governance'.

## Important dates in 2024

For the most up-to-date list of upcoming events, including the 2024 Annual General Meeting, the 2024 Capital Markets Day and the publication of our quarterly results, please see the Investor Relations section of our corporate website ing.com.



# Message from our CEO and Chairman

Dear shareholders, clients, colleagues, and other stakeholders,

First, we would like to thank you for your support during 2023. It is fair to say that it was a challenging year on many counts: geopolitical and economic shocks, supply-chain disruptions, inflationary pressures, climate-related and other natural disasters, wars, and the continuing trend of societal and political fragmentation across the globe. Against this backdrop, we are proud that we were able to navigate these conditions successfully, make good progress on our strategy, and deliver a set of strong financial results.

We believe the numbers speak for themselves. We have benefited from the rapidly rising interest rates, which provided a welcome change after many years of headwinds from negative rates. We believe our performance is a testimony to the strength and resilience of our universal banking model and client focus. Needless to say, it is the hard work and dedication of our colleagues, serving customers in over 40 countries, that has made this possible.

Our continued success will depend on our ability to adequately serve our clients in the societies we operate in. We want to strengthen our position as a leading European universal bank, based on our strategic priorities of providing a superior customer experience and putting sustainability at the heart of what we do. Our efforts are underpinned by our focus on providing seamless digital services, using scalable technology and operations, staying safe and secure, and unlocking our people's full potential.

As a bank, we play an important role for the customers we serve and for the economies and societies we operate in. We drive economic progress and prosperity by absorbing risks, facilitating investments, savings, and payments, by keeping the financial system secure, and people's money and data safe. We also have an important role to play in the green transition.

Climate change is one of the biggest challenges we face, which can become an existential threat to the societies we operate in, and therefore to our business model and our collective well-being. We believe that we can and do play an important role in the transition to a more sustainable world. In 2023, we further sharpened a number of policies, including on the gradual phasing out of financing upstream oil and gas activities towards 2040, and on restricting financing of mining and use of coal for steel making. We worked with industry experts and others to create a financing framework for the aluminium industry, in line with earlier established standards for steel and shipping. In addition, we are committed to tripling our financing of renewable energy to €7.5 billion per annum by 2025, up from our target set in 2022 of €2.5 billion. In Retail Banking, our focus was predominantly on the transformational aspects of energy usage in our mortgage portfolios, and in the investment products we offer.

It is evident from the various agreements, such as those reached at the COP28 climate conference, that more work is needed by all concerned to achieve our collective goal of net zero emissions by 2050. Our approach is fundamentally driven by data and science, and we will continue to adapt our financing policies accordingly. Given the magnitude of the challenge, we believe that sustainable change can only be achieved through collaboration between public and private institutions. We need all parties to make the necessary impact. We have engaged with – and will continue to intensify our engagement with – clients, industries, experts, scientists, politicians, governments, and regulators to formulate, amend, and enact policy changes. We also urge all our stakeholders to do their bit in this important transformational journey – it is about our common destiny.

Technology in the broadest sense is an essential enabler for the delivery of services and products to our clients, and the related customer experience, and a backbone of our efficiency drive. Therefore, we will continue to invest in IT, data, and digitisation in the coming years. We realise there is uncertainty about the protection and usage of data. We are also aware of our obligations when it comes to data and usage of artificial intelligence. We have taken and will continue to take the necessary measures to fulfil that moral and societal obligation.

With respect to our business model, we have made significant progress in recent years, focusing our Retail and Wholesale Banking franchises. In Retail, this has meant building on our unique digital proposition with a human touch, and in Wholesale Banking, a technology-enhanced focus on our corporate and financial institutional clients. For some time now, we have also been working on diversifying our revenue streams. One avenue we will explore is further developing a wealth-management stream. In a changing and uncertain world, wealth management is no longer the preserve of a few but a necessity for all. We believe we have all the necessary ingredients embedded in our Retail and Business Banking franchise to successfully execute a wealth-management strategy.

We are acutely aware of our societal obligations and the role that financial institutions are expected to play. We can only do that successfully in a stable economic and political environment. As a European bank, we have long subscribed to the idea of Europe and its importance in the context of economic and social stability and growth. Central to that idea of growth, and economic and social inclusion, are the Banking and Capital Markets unions. We will continue to engage with all stakeholders on this subject. These are not just nice-to-have propositions but essential building blocks to the prospect of a strong Europe, anchored in her core values, and able to take on the challenges of a polarised world.

In conclusion, we expect 2024 to have continuing political and economic challenges. We are confident we have all the necessary capabilities and tools on hand to manage the challenges whatever they may be, and to continue to deliver value to our clients as well as healthy returns, building on our strong and growing customer base and good underlying performance. We are aware of our responsibilities and obligations to all our stakeholders, and we will do all that is humanly possible to fulfil that expectation. We thank you in advance for your support.

Steven van Rijswijk
**Chief executive officer**

Karl Guha
**Chairman**

# The world around us

Our business is closely shaped by what's happening in the world around us, from economic and political developments to the changing regulatory environment, global trends and societal issues.

## Stakeholder engagement

ING's stakeholders are persons or organisations that may be directly or indirectly affected by our activities, or who may have an impact on our activities or ability to provide products and services. Banks operate in a heavily regulated environment. It is therefore key that we anticipate and understand the impact of legislative and regulatory developments and assess their impact on our customers and business. New laws and regulations should contribute to financial stability, sustain a competitive environment and enable us to provide excellent quality services to our customers and to society as a whole. That's why we participate in the debate on the direction of public policy and regulatory developments in the European Union and the countries where ING is active. We analyse proposed legislation to assess its potential impact.

We regularly engage with customers, investors, policymakers - banking regulators, supervisors, officials and politicians - as well as NGOs, industry associations, think tanks, academics and other members of society. When determining ING's position, we weigh the interests of ING and all the stakeholders involved and seek to strike the right balance between possibly conflicting viewpoints.

Next to having one-off consultations on specific topics, we engage in ongoing dialogues about our role in society, our products and services, our business performance and other topics. This is done at both expert level within our business units and at senior management and Board level.

Engaging with stakeholders also clarifies our approach to sustainability. Under the section 'How we engage' on ing.com, we explain how we do it, including collaborating, listening and by being transparent.

We contribute to various international initiatives such as the United Nations Environment Programme Finance Initiative (UNEP FI) and the Net-Zero Banking Alliance. ING is a member of platforms such as the Equator Principles Association and we use international frameworks such as the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights to develop our sustainability approach and priorities.

An overview of partnerships, memberships and endorsements is available at ing.com.

An ongoing dialogue with stakeholders can help to drive internal change at ING, including by enhancing our environmental and social risk management policy and improving awareness of the wider impact of our business conduct. Equally, ING can drive change by sharing subject-matter expertise with external working groups and think tanks such as the RMI Center for Climate-Aligned Finance.

## Understanding what matters most

To help us understand the most significant impacts on the economy, environment, people, including impacts on human rights, which are most important for ING, a materiality assessment is carried out among internal and external stakeholders. It is conducted in line with the Global Reporting Initiative (GRI) guidelines. It follows a three-year cycle that consists of an extensive materiality assessment followed by two light annual updates. An extensive analysis took place in 2023. The process examined relevant internal ING documentation and sought in-depth analysis on peers, industry trends and regulation. We've incorporated the views of stakeholder groups in the impact assessment. The outcome of this process has resulted in the determination of material topics that ING reports on. These topics were approved by ING's Executive Board.

# ING's materiality assessment consists of the following phases:

## Phase I, compilation of a long list

## Phase II, compilation of a short list

## Phase III, prioritisation



**Phase I, compilation of a long list:** This phase involves the compilation of a comprehensive and wide spectrum of topics that are relevant to ING. These include ESG factors, and company specific (non-ESG) factors for further assessment.

**Phase II, compilation of a short list:** Once the long list is established, it is narrowed down to a short list which includes the topics that ING exerts the most significant impact on. These are determined by surveying relevant stakeholders.

**Phase III, prioritisation:** This phase involves prioritising the impact and ranking the topics in order of their importance. This is based on the significance of the impact, its contribution to ING's strategic objectives (including sustainability goals), and stakeholder interests.

# Materiality matrix


Higher
Likelihood
Lower
2 Climate change
3 Customer welfare
4 Anticorruption & financial crime
1 Financial stability
5 Data privacy & security
6 Society welfare
7 Working conditions
8 Biodiversity
Non-material
Material
Lower
Higher
Impact

The materiality assessment is performed in accordance with the GRI standard. Moving from GRI Materiality Assessment to Double Materiality, in line with the European Sustainability Reporting Standards (ESRS) requirements, will be one of the first actions in 2024 as we determine which topic requirements, and which ESRS to report on in the 2024 Annual Report.

See ESG appendix for the definition of our material topics.

# Our operating environment.

## Geopolitical and economic events not only have a significant impact on customers and individuals, but also on financial institutions like ING.

The global economy was lacklustre in 2023. A buoyant reopening phase, which drove GDP growth to well above pre-pandemic levels, was followed by a weaker spell driven by higher inflation, geopolitical uncertainty and a disappointing Chinese economy. Europe, being an open economy, suffered from this weak global environment and the simmering impact of the energy crisis on industry, resulting in stagnant economic activity.

However, inflation came down significantly in advanced economies, in part driven by lower energy prices, a fading of supply-chain problems, and of course higher interest rates.

China had a weak 2023 due to underwhelming household consumption upon reopening of the economy, continued problems in the real estate sector (which is still dealing with a debt overhang), and slowed demand for production from advanced markets. The latter put pressure on industrial production and exports.

The United States has been the positive exception, with resilient 2023 GDP growth. The US economy was supported by continued high government spending, but also by consumers running down excess savings. This, in turn, kept the job market roaring, which supported income. The effect of higher interest rates started to show but did not curb economic activity too much. This drove the Fed funds rate to five-and-a half percent and while a recession was expected, it did not materialise.

The US economy continued to perform well despite significant financial stress in the first half of the year. The failure of several smaller American banks caused instability and forced governments and central banks to take action. Eurozone banks were not significantly affected, but the industry did experience a degree of financial stress. In Switzerland, this financial distress contributed to the emergency takeover of Credit Suisse by UBS. Overall, monetary tightening had a significant effect on borrowing and deposit growth, but did not result in a major downturn in activity in advanced markets.

The performance of the eurozone economy in 2023 was stagnant. Germany underperformed the eurozone average due to a larger share of energy-intensive industries, which continued to suffer from higher energy prices (despite a decline from 2022 peaks) and overall competitiveness problems. Eurozone consumers struggled with the loss of purchasing power, with household consumption remaining below its late-2022 peak throughout the year.

However, the labour market remained strong in the eurozone and bankruptcies have not meaningfully increased. The inflation rate also fell substantially, which caused the European Central Bank (ECB) to pause interest-rate rises after raising the deposit rate to a record high of four percent.

In general, 2023 saw a smaller impact on the economy from geopolitical events than 2022. While global risks did not abate, the impact of the Russia-Ukraine war had a more muted effect on advanced markets as energy prices remained much more subdued and the Israel-Gaza conflict did not result in significant spillovers to the global economy. Still, the effect on the eurozone was larger than in other major markets, resulting in a weaker economic performance than peers like the US.

# Our strategy

ING's purpose is empowering people to stay a step ahead in life and in business. Our strategy – making the difference for people and the planet – is built around this purpose.

In a world that is constantly changing, we aim to be digital and sustainability pioneers, skilled at adapting to the trends impacting our business. Our two overarching priorities are providing customers with a superior customer experience (CX) and aiming to put sustainability at the heart of what we do. These priorities are supported by four 'enablers': providing seamless digital services, using our scalable technology and operations, staying safe and secure, and unlocking our people's full potential.

## Providing customers with a superior experience

As an organisation, we need to be customer focused – after all, customers are who we're here for, our reason for being. We want to provide them with the products and services they need: executing payments and other transactions, keeping and managing their money and savings and extending loans and making investments. Our aim is to do all that with an experience that is easy, instant, personal and relevant. We realise that different types of customers have different needs. We can make a difference by helping them to plan for the future and make informed financial decisions, and by providing suitable financial products and customised advice. Read more on how we cater to our customers' needs, private individuals, small businesses and large corporates in 'Superior customer experience'.

## Putting sustainability at the heart of what we do

We have a role in society to define new ways of doing business that align with economic changes, growth and social impact. Climate change is one of the world's biggest challenges, threatening societies as we know them today. We're determined to be a banking leader in building a sustainable future for customers, society and the environment. We want to lead by example by striving for net zero in our own operations. We also want to play our part in the low-carbon transformation that's necessary to achieve a sustainable future, aiming to steer our financing towards meeting global climate goals and working with clients to achieve their own sustainability goals. Read more on our sustainability efforts in the 'ESG overview'.

## Our enablers

### Providing seamless digital services

We know that we can serve our customers better if we use robust, 'always-on' channels, providing data-enabled personalised experiences and end-to-end digitalising processes, with human intervention only where needed or desired.

### Using scalable technology and operations

A technology and operations foundation that is modular and scalable brings many benefits, including support for providing a superior customer experience, increased safety, speeding up time-to-volume, shortening time-to-market, and lowering cost-to-serve.

### Staying safe and secure

For a bank, trust is the starting point, the most basic requirement for all stakeholders. People trust us with their money and with their data, and keeping that safe is crucial. As a gatekeeper to the financial system, we play an important role in the collective fight against fraud, cybercrime, and financial and economic crimes.

### Unlocking our people's full potential

People are our greatest asset. We seek to attract, develop and retain the best people, and our sustained success is founded on their continued commitment. What will unlock their full potential is our inclusive Orange culture where everyone has the opportunity to develop and have impact for our customers and society. In 2023, we focused on three pillars to deliver for our people: 'talent & leadership', 'culture & organisation' and 'Employee Experience'. Read more about how we unlock our people's full potential in 'Social'.

# Superior customer experience

We want to provide customers with an experience that is easy, instant, personal and relevant. What this looks like depends on the type of customer. For private individuals and small businesses, our emphasis is predominantly on mobile banking, while for mid-corporate and Wholesale Banking clients it's all about personal relationships and sector and network expertise.

## What we strive for

In response to changing expectations in today's always-on digital society, ING wants to offer customers an experience that is easy, instant, personal and relevant.

**Easy** is about taking the complexity out of banking, making it intuitive, transparent and understandable so customers feel confident. For example, we aim to clearly price products and services, avoid complicated jargon and always be accessible.

**Instant** is about customers having solutions at their fingertips that put them in the driver's seat of their finances and make them feel in control by allowing them, for instance, to switch seamlessly between self-service banking on the app and personal advice in a branch. Different groups of customers have different requirements. For private individuals and some Business Banking clients (i.e. the self-employed and small and medium-sized enterprises), the emphasis is on mobile, for both products and services.

**Personal** is about recognising customers as individuals and getting to know their needs, goals and challenges so they feel valued. For example, to tailor messaging to their specific situation.

**Relevant** is about bringing value to customers, anticipating their needs, and proactively providing the right insights, advice and solutions at the right time, making them feel empowered. For example, by guiding them on important financial decisions, such as re-financing a mortgage in an environment of rapidly increasing interest rates.

For Business Banking mid-corporates and Wholesale Banking clients, the emphasis remains on deepening client relationships, offering deep sector knowledge and networking expertise, tailored products and advice, supported by seamless digital delivery and services.

## Retail Banking – Private Individuals

For customers using Retail Banking products and services, ING intends to provide a seamless digital, mobile-led experience that's easy, instant, personal and relevant. We want to engage with our customers on mobile at every stage of their journey and give them personalised products and services based on relevant, data-driven insights. Seamless end-to-end digital delivery of customer services is an enabler for a superior customer experience to earn, and keep, the primary relationship.

Earning 'primary relationships' with customers is an important driver for profitable growth. It leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing us for more of their banking needs. We want to be our customers' first partner for their financial business. In Retail Banking, primary customers have at least two active ING products. One of these should be a current account into which they deposit regular income. In 2023, the number of primary customers increased by 750,000 over the course of a year to 15.3 million. Particularly strong growth was achieved in Germany (+252,000), Spain (+129,000), and the Netherlands (+99,000).

### A seamless digital, mobile-led experience

Reflecting customer demand, we are continuously improving our mobile capabilities. In 2023, over 62 percent of customers used mobile banking only (mobile device login through the app or mobile device login through the website), compared to 58 percent in 2022. High adoption of mobile banking is especially visible in Türkiye (90 percent), Romania (84 percent), the Netherlands (69 percent), and Spain (66 percent).

In the Netherlands, Australia, Germany, and Spain, over 60 percent of new customers are now fully digitally onboarded, due to continuous improvements in the mobile onboarding flow. Those improvements aim to make digital onboarding available to as many new customers as possible. Similar efforts are underway in other Retail countries.

More customers are using remote video advice and digital self-service channels. We can connect with customers across multiple channels through ING's cloud-based customer interaction platform for phone, chat and video contacts. Our global customer interaction platform is used across seven Retail countries and in Wholesale Banking to harmonise the experience and ensure customers receive the same services everywhere. This year, we continued to expand the platform's footprint, rolling out voice functionality in Germany and Romania, and chat/chatbot capabilities in Italy. In total, the platform facilitated more than 100,000 video meetings and over 1.8 million authenticated chat conversations in 2023.

## Daily banking and savings products

Everyday Roundup is a digital functionality that aims to make saving simpler, and it is now used by more than 1.5 million customers in seven countries (Poland, Australia, Germany, Romania, Türkiye, Spain and, since the fourth quarter of 2023, the Netherlands). It works by rounding up every transaction on a customer's current account and automatically transferring the difference to their savings account. In Spain, we also connected Everyday Roundup to investment products to help customers who want to start investing, little by little.

In March, ING in Australia introduced Everyday Roundup to Charity, becoming the first Australian bank to launch a charitable round-up feature. This enables customers to round up eligible everyday card transactions to the nearest dollar or five dollars and donate the difference to a charity.

ING in Germany expanded its current account to include a sustainable option. Customers of the so-called 'Future current account' pay one additional euro per month, and can choose between various social and ecological projects that are selected in partnership with the social impact company share®. These projects are supported by the amount equal to the monthly payment made by the customer. Additionally, a sustainable use of deposits is earmarked to sustainability criteria defined by ING Germany. These take the UN principles for responsible banking into account and are aligned with the EU taxonomy. By the end of 2023, 21,000 'Future current accounts' were opened, resulting in more than €90 million in sustainable deposits that are matched with sustainable loans and investments.

Dealwise, a smart shopping platform available in the app in Romania, Germany and Belgium, offers personalised deals, supporting customers to save on their daily spending.

## Mortgage products

In Belgium, we launched the HomeHub functionality - a new online journey that takes the customer through the mortgage application process in just four steps, including a conditional approval. A customer can now simulate this process using the Quick & Easy Simulator, as well as make an appointment using the recently launched Call me back flow. Customers can get an overview of required documents and check the status of their application via the HomeHub.

In the Netherlands, orientating customers who have made an appointment via mobile app or web can now digitally prepare for their appointment by uploading documents based on a personalised document list.

In Belgium and Romania, digitalising partial repayments simplified this process for customers, enabling them to make changes online to reduce a monthly charge and/or reduce the duration of a loan. This gives our clients more control of their financing without hassle. In Belgium, these digitalisation efforts led to over 98 percent of early repayment requests being processed automatically or with minimal manual effort (only one simple check by the employee). In Romania, customers who visit an ING office monthly to make an early repayment with loan duration reduction can now make the same changes online.

ING in Poland introduced a fully digital process for customers that apply for a change to their mortgage agreement. In the second half of 2023, almost all customers (>99 percent) conducted the change of the mortgage tenor online. Additionally, since the fourth quarter of 2023, customers in Poland can also change their repayment account and/or repayment date online.

## Investment products

ING customers have access to smart digital investment tools to make investing accessible. Leveraging the Dutch investment platform, entry products Easy Invest and Self Invest are now also available in Belgium. Easy Invest is the most basic product for clients with no experience of investing independently. It consists of an online risk assessment that helps clients choose the risk level they can tolerate when starting to invest in one of ING's mutual funds. Self-Invest is ING's online brokerage platform offering a wide selection of international equities for clients to invest in directly by themselves.

In Germany, our self-execution investment tool is serving more than two million clients. Additionally, our clients in Germany can make use of our robo-adviser, offered in partnership with online wealth manager Scalable Capital.

## Insurance products

ING works together with several insurance partners in various markets to offer our customers compelling insurance products, based on local customer needs. We offer insurance related to bank products as well as a range of standalone non-life insurance policies. We enhanced our insurance proposition in 2023, for example, by launching car insurance in Spain, improving our home, car, health and travel insurance in the Netherlands, and adding pet insurance to our product offering in Türkiye.

## Retail Banking – Private Banking & Wealth Management

Private Banking & Wealth Management offers banking services and personalised wealth management to affluent and (ultra) high-net worth individuals and their entities in the Netherlands, Belgium and Luxembourg. Through dedicated relationship managers and the support of product specialists and account management, Private Banking aims to give customers access to a diverse range of products and services suited to their needs. This includes tailor-made and standardised investment advice based on comprehensive financial planning. We have been awarded best private bank in the Netherlands by PWM/The Banker (a Financial Times magazine) and in the MT1000 ranking.

In 2023, the Netherlands introduced investing in private markets, allowing wealthy customers (from €2.5 million in advice/discretionary portfolio management) to invest in, for example, private equity, private credit, and infrastructure. ING works closely with renowned international players in this regard. Private markets' importance in the economy is increasing worldwide, and adding our services fits in with ING Private Banking's ambition to serve customers even better with innovative investment solutions.

In Belgium, we introduced a new concept of family business events. Over 12 events, 600 family business owners were invited to exchange views on the transition of a family business to the next generation. Our customers appreciated these events, combining both the business and private wealth needs.

## Retail Banking – Business Banking

The Business Banking segment covers the following three sub-segments:

**Self-employed and micro companies:** Independent professionals or small companies that employ up to 10 people and have a turnover up to one million euros.

**SMEs:** Small to medium-sized companies that employ between 10 and 250 people and have a turnover of between one and 10 million euros.

**Mid-corporates:** Sophisticated larger companies employing more than 250 employees with a turnover of between 10 million and 250 million euros.

Business Banking serves customers in seven markets: the Netherlands, Belgium, Luxembourg, Poland, Romania, Türkiye and Germany. Our customers are focused on managing and growing their businesses profitably in an ever-changing and increasingly complex environment. Our goal is to support them through relevant, seamless, trusted and personal financial solutions in key moments.

We apply a needs-based customer segmentation approach that differentiates between basic, and more complex and/or specific needs. This enables customers to 'self-serve' using our strong digital foundation but also access remote and face-to-face advice, when needed.

We are therefore advancing our digitalisation roadmap to create a seamless customer experience by digitalising key customer journeys: from onboarding to customer in life, and from lending solutions to daily banking and payments. We have placed emphasis on critical customer journeys, including digital onboarding in the Netherlands, Belgium, Poland, and Türkiye. Furthermore, we offer instant and fast-track lending solutions in the Netherlands, Belgium, Poland, Romania, and Türkiye to cater to our customers' lending requirements. These solutions have significantly enhanced our end-to-end digital rates for lead-to-cash and customer-acquisition journeys.

For more complex and specific needs, especially for bigger SMEs and mid-corporates, we offer customised relationship banking. This not only covers tailored solutions and advice, but also sector expertise and access to ING's international network.

## Customer Experience (CX) day

As part of ING's focus on continuous improvement of the customer journey, we hold an annual customer experience (CX) day. On 28 September, ING held its fourth global CX day where over 8,000 colleagues from across the bank, together with customers, put their collective minds together to come up with tangible ideas to delight our customers and make their experiences easy, instant, personal and relevant. The event attracted employees from Retail Banking, Wholesale Banking, ING Hubs, and support functions all around the world. Together, they identified over 400 improvements to delight our customers, some of which were created and tested on the day.

### Measuring NPS

One of the ways we measure our ability to deliver a superior customer experience is through the Net Promoter Score (NPS). The NPS indicates whether customers would recommend ING to others. We compare our NPS to selected peers in each market.

Our ambition is to achieve a number one NPS ranking in all 10 of our Retail markets. In 2023, ING ranked number one in five of our 10 Retail markets: Australia, Poland, Germany, Romania and Spain. ING ranks in the top three in another four markets: the Netherlands, Luxembourg, Italy and Belgium (all ranked third). In Australia, Belgium and Italy, ING's NPS improved versus last year, while Germany, Romania and Spain maintained their strong NPS.

We ran a separate NPS programme in 32 Wholesale Banking markets throughout 2023, to ensure a broad coverage of our client base. ING's relationship NPS score rose to an all-time high of 72 (on a scale of -100 to +100), compared to last year's score of 67. All regions showed an increase in NPS and response rate, with the latter rising from 71 percent to 76 percent overall. The number of detractors decreased from 54 to 33. The NPS result aids our efforts to continuously improve our customer service and product offering. For how the NPS score is calculated, see the 'ESG appendix'.

## Wholesale Banking

ING's ambition is to provide corporate clients and financial institutions with the financial solutions they need across their value chains. Underpinning our work is the 'ING difference', three major characteristics that offer value to clients:

1. **Our global reach, with local experts:** no matter where clients are, our network of experts offers them a seamless local experience with a global view.
2. **We're sector experts:** clients trust us to provide tailored solutions to meet their needs.
3. **We're sustainability pioneers:** we're not just leaders in sustainable finance; we work hand-in-hand with clients to address some of the most pressing issues in the world today.

ING's Wholesale Banking business line network covers three regions: EMEA, APAC and the Americas. To bring our local experts closer to clients, we focused on hiring more talent for client-facing teams in 2023 - such as for our trade and commodity finance team in Switzerland, our sustainable finance team in Asia, and our investment banking team in the Netherlands.

Wholesale Banking clients benefit from our deep sector knowledge of over seven sectors and 29 sub-sectors, including: commodities, food and agriculture; corporate sector coverage; energy; infrastructure and real estate; financial institutions; technology, media, telecom and healthcare; transport and logistics. Together with our target sector research capabilities and our client segmentation model, we aim to help clients navigate the highs and lows of economic cycles, providing them with relevant advice, data-driven insights and customised, integrated solutions that support their business ambitions.

As a large wholesale bank, with billions of euros flowing through our balance sheet, ING aims to play an important role in accelerating our clients' transitions to net zero by 2050. In addition to the financial support and incentives we provide, we help and advise clients by putting our sector expertise, international network, climate-action experience and other sustainability-related insights to work for them. This includes our Terra approach, which uses science-based and sector-agreed pathways for getting our in-scope sector portfolios in sync with reaching net zero by 2050, and guides us in making business decisions that aim to accelerate the transition. To better assess the climate performance of our clients and use these insights to identify risks and opportunities for supporting them in their transitions, we have developed a bespoke 'client transition plan' tool. This online platform is where we have started to centrally collect, assess and monitor the publicly disclosed climate transition plans of each client. For more information on Terra and the client transition tool, see 'Environment'.

Our support comes in the form of financing too. In 2023, we saw €115 billion of volume mobilised and closed 792 sustainability transactions. One example is the green loan provided by ING as sole bank for the implementation of RetuRO Sistem Garantie Returnare, an important circular-economy project in Romania. The loan will finance the set-up of regional centres, which will aim to collect, sort and prepare more than six billion returned plastic, glass and metal beverage packages for recycling each year.

In 2023, ING won the Euromoney Award for Best Bank for ESG in Germany, as well as five awards at the Global Finance Magazine Sustainable Finance Awards. These included the global award for Outstanding Leadership in Sustainable Bonds for the third year running, three regional awards in Western Europe for Outstanding Leadership in Sustainable Finance, Sustainable Bonds and ESG-related Loans respectively, and a country award for Best Bank for Sustainable Finance in the Netherlands. Our client segmentation model aligns our strengths with client needs and plays an important role in deepening relationships. ING's way of working allows us to respond rapidly to our clients' changing needs, and to close the gap between local and global specialists, making an impact in our markets.

### Strengthening our foundations

As part of our efforts to strengthen our product foundations, we continued to develop our proprietary platform, InsideBusiness, in 2023. This included setting up alerts for payments, improving user verification to comply with local anti-money laundering regulation, and making it easier to download lending notices, among other updates. Additionally, we rolled out real-time instant payments in the Netherlands, Germany, Italy, Luxembourg and Portugal, and digitalised the account-opening journey in the Netherlands, Germany and Belgium.

To further streamline and simplify the infrastructure in our Financial Markets business, we continued to enhance our digital ecosystem in 2023, from introducing new process automation, APIs and algorithms across sales and e-trading to providing better pricing, greater stability, and more insights.

Following the creation of our dedicated Payment & Settlements Services (PSS) organisation in 2022, we continued to implement strategic change within Transaction Services in 2023 by laying the groundwork for a new structure that took effect on 1 January 2024. This includes a separation of commercial product management activities from delivery activities, enabling us to evolve our product offering to deliver competitive and seamless digital solutions for clients at pace, amid a rapidly changing macroeconomic environment.

We established Capital Markets & Advisory (CMA) in 2023 as the single centre of excellence for our advisory business and related financing globally across Wholesale Banking. We want to be the strategic partner for our clients in transformational moments in the boardroom and also accelerate our capital velocity deliverables. Under CMA, we're upgrading and refocusing our commercial engine, including selective senior hires, to ensure we have the right capabilities to support our clients throughout their lifecycle.

## Finding new ways to help customers stay a step ahead

ING is proud of its innovative culture and considers this an important contributor to a superior customer experience. To keep surprising customers in a fast-moving competitive environment, we need to keep finding fresh ways to translate emerging trends and technologies into new business opportunities. Therefore we also experiment with new and emerging technology (e.g. digital assets, generative AI), translating it into bite-sized use cases, with central oversight.

For incremental-type innovations that support our strategic priorities of CX and sustainability, such as digitalising processes, we believe this is best done within individual business lines (Retail, Business Banking, and Wholesale Banking) where we are closer to the customer.

Blacksmith was established in 2017, as part of ING Labs Singapore, and offers a single platform to digitalise and automatically apply policy requirements to KYC processes. It also delivers standardised and actionable customer due diligence (CDD) files. In 2023, Blacksmith reduced ING's time spent on desk research as part of the CDD process by 48 percent. This removed a lot of the manual work for analysts, who must typically collect data and analyse how its attributes are risk rated according to ING policies. Blacksmith also onboarded Skandinaviska Enskilda Banken (SEB) to digitalise the KYC processes for financial institutions.

Also in 2023, ING sold Invisible Tickets, a next-gen ticketing and payment solution that allows commuters to pay for the cost of travel using their mobile phone, to Tata Consultancy Services (TCS), which is part of India's largest multinational group. TCS will be taking the Invisible Tickets solution to the next level by introducing it to railway and public transport operators around the globe.

XLINQ is an enterprise software development and SaaS platform with a unique technology to generate secure and compliant software automatically from business knowledge captured. ING Labs served as an incubator for XLINQ, which spun out of ING in June 2023. ING retains a warrant to become a minority shareholder and is a client of XLINQ in several ING countries. XLINQ has two big corporate clients in the financial services and energy sectors that use its platform to develop reliable software faster with lower costs.

# Sustainability at the heart

ING's purpose is empowering people to stay a step ahead in life and in business. This also means helping customers and society to stay a step ahead of the challenges they're facing. Climate change is one of the world's greatest challenges. Also, people may struggle with inequality, poor financial health, or a lack of basic human rights. There's a growing sense of urgency and rising expectations that governments and businesses must help tackle these challenges.

ING aims to put sustainability at the heart of what we do, defining new ways of doing business that align economic growth with positive environmental and social impact.

Our priorities are as follows:

**Climate action:** This is our main focus. We want to lead by example by striving for net zero in our own operations. We aim to play our part in the low-carbon transformation that is necessary to achieve a sustainable future, steering the most carbon-intensive parts of our lending portfolio towards reaching net zero by 2050. Read more on ING's climate action in 'Environment'.
**Collaboration:** We work with clients to achieve their own sustainability goals, increasing our impact through partnerships and coalition-building. Read more in 'ESG overview'.
**Climate-related, environmental and social risk:** We manage the most relevant environmental and social risks. We also contribute to positive change by supporting clients that seek continuous improvement in environmental and social practices. Read more in 'Environment'.
**Financial health and inclusion:** We're working to advance financial health and inclusion for customers and communities. Read more in 'Social'.
**Empowering colleagues:** We empower colleagues to contribute to it all, for example by providing them with the right knowledge and training. Read more in 'Social'.

ING's sustainability efforts have been recognised externally by environmental, social and governance (ESG) rating agencies and other benchmarks. In 2023, Sustainalytics assessed our management of ESG material risk as 'strong'. Also in 2023, investment research firm MSCI awarded ING an AA ESG rating for the fourth consecutive year.

As society transitions to a low-carbon economy, so do our clients, and so does ING. The low-carbon transition cannot happen overnight. Even though we finance a lot of sustainable activities, we still finance more that's not, which is a reflection of the current global economy and how far the world still needs to go. Our approach follows data and science, and evolves as the available science evolves. We want to be part of the solution and strongly believe we can make the most impact by engaging with clients, talking to them about their climate goals, and helping finance what they need to reach them.

While we are committed to doing our part, we know that the world's problems cannot be solved by one sector, much less by one bank. We specifically call on governments and regulators to guide the transition more firmly. They have to help answer the question "What does 'good' look like?". We believe an inclusive approach is the best way to make a meaningful impact. From climate to human rights and financial health, we seek to increase our impact through partnerships and coalition-building

## Sustainability highlights



In 2022, ING stopped providing dedicated finance to new 'upstream' (exploration and extraction) oil and gas fields. In March 2023, we announced that we will expand this approach to restricting the project financing of the infrastructure activities that unlock these new oil and gas fields.



In December 2023, we took the next step and announced that we will phase out the financing of upstream oil and gas by 2040 and aim to triple our renewable energy financing by 2025. This builds on the progress made by world leaders at COP28 and the most recent scientific insights and scenarios. The best way to reduce demand for fossil fuels is to increase availability of renewable energy, and that's reflected in these targets.



We developed a digital tool to collect public information on the transition plans of our clients, to better understand their decarbonisation strategy. This approach helps us see where we can or need to help them in their transition. In 2023, we assessed over 2,000 of our largest and most relevant Wholesale Banking clients.



We announced that we're expanding our Terra approach to include additional carbon-intensive sectors and more parts of existing sectors. For example, we now cover our global commercial real estate portfolio. We cover the mid- and downstream part of the oil & gas value chain and are working to expand into trade & commodity finance. We are also working to expand Terra to cover the aluminium portfolio and part of Business Banking.



Sustainable mortgages, which provide an incentive to choose more energy-efficient homes, are now available in the Netherlands, Germany, Belgium, Italy, Romania and Spain.



We collaborate with stakeholders in mitigating and adapting to climate change. Standard setting is a good example, which we have been involved in for shipping, steel and recently for the aluminium sector. Together with the Rocky Mountain Institute, aluminium industry participants and three other banks, we have developed the Sustainable Aluminum Finance Framework.

# How we are making the difference

ING is making the difference by concentrating on two overarching strategic priorities: giving customers a superior experience and putting sustainability at the heart of what we do. To put these into practice, and to make that difference for all customers, we have defined four enablers: providing seamless digital services, using scalable technology and operations, staying safe and secure, and unlocking our people's full potential.

### Channel availability

**Retail Banking**
The Netherlands & Belgium

**99.56%**

**Wholesale Banking**
Interactive payment channel

**100%**

**Wholesale Banking**
Host-to-host connection channel

**100%**

### Digi Index Score (%)[1]


80
60
40
66.8
71.2
2022
2023

Average of straight-through-processing (STP) rates of 292 Retail Customer journeys; STP rate is the percentage of a customer journey that is handled without manual intervention.

1. The 2022 comparatives have been adjusted, reflecting the enhanced process as further explained in the next paragraphs.

## Providing seamless digital services

In a world where accelerating digitalisation is one of the main global trends impacting banking, customers are spending more and more time online. That's why we want to make their lives easier by giving them a seamless digital service.

Customers deserve an easy, instant, personal and relevant experience at every touchpoint, from the way we communicate and onboard them to how we provide products and handle customer requests. ING facilitates this by developing, maintaining and enhancing personalised, reliable digital services that aim to be available 24/7.

Developing, maintaining and enhancing these basics gives us the foundation for providing a superior customer experience. By digitalising key customer journeys, we are enabling a superior customer experience at a reduced cost-to-serve, while measuring impact through NPS and cost efficiency. In 2023, our Digi Index Score was 71.2 percent. The Digi Index concerns a figure that reflects the average of straight-through processing (STP) rates of key customer journeys that are handled without manual intervention.

The previously reported Digi Index Score was based on scores from countries that included global and local processes. Global processes are aligned and consistent throughout countries, while local processes could differ slightly per country. Starting from the first quarter of 2023, the Digi Index has been 'rebaselined' to enhance consistency and comparability. Currently, only 33 global processes are used as a baseline, and local processes have been eliminated. All STP processing has been updated retrospectively, meaning comparative figures have been adjusted and are based on the 33 global processes. The unadjusted 2022 Digi Index Score amounted to 64.4 percent and, as a result of the rebaselining, the adjusted 2022 score amounts to 66.8 percent. Our previously reported aim of reaching a Digi Index Score of over 75 percent by 2025 has not been adjusted.

Individual customers increasingly only use the mobile channel. For them, our emphasis continues to be on mobile and further improving our mobile capabilities.

In 2023, 77.4 percent of our communication was personalised. We use data analytics and machine learning to personalise digital services for customers. Personalising customer interactions helps customers make more informed financial decisions and supports mobile sales, while also reducing the need for customers to use other channels. Given the importance of data for offering personal and relevant services, data security and privacy protection are crucial.

## Data analytics

ING uses advanced data analytics to help achieve both superior customer experience and sustainability priorities, making the difference for customers, colleagues and society.

Handling calls better by further digitalising our contact centre processes plays a significant role in driving a better customer experience. In 2023, ING's Analytics team implemented speech analytics as a metric tool in the Netherlands and Belgium, providing generated insights into the root causes of contact centre calls, and helping ING to improve its digital journeys in the app and website. In parallel, ING has further promoted virtual assistants. These work to provide more precise answers to address customer FAQs, resulting in active bots in the Netherlands, Belgium, Spain, Poland and Türkiye, handling up to 45 percent of the incoming chat volumes.

For Retail and Business Banking, ING's Analytics team has developed acceptance and affordability models in the lending process with the goal to improve customers' digital experience and to ensure we are safe and secure. In the Netherlands, the artificial intelligence-based lending models enabled instant loan decision and granting within a few minutes instead of days, achieving a higher acceptance ratio by three percent while keeping the same risk level. In Germany, the use of transactional data based on customer consent has allowed for the redevelopment of the consumer loan models. This has led to a notable increase in loan production and approval ratings, helping the business to provide services to more eligible customers.

ING has also used analytics to reduce advertisement blindness (where consumers consciously or subconsciously ignore advertisements) to improve relevancy, and enable hyper-personalisation. In 2023, pivotal enhancements to ING's recommendation engine resulted in highly personalised campaign management and, eventually, higher customer engagement. We've updated the underlying model to a deep-learning method, helping us tailor our offerings to better meet customer needs. Meanwhile, real-time processing has been enabled to address customers' needs instantaneously.

In Wholesale Banking, advanced analytics has helped the front office in their preparations for client interactions, ensuring our colleagues can provide better ideas and ask relevant questions at relevant times.

For example, we use the entity-matching model, which uses a name-matching algorithm to identify our own clients in datasets, even if the data is not perfectly organised. Using just a small amount of information, it helps us better understand how our clients behave within our network.

The Analytics team continued to focus on improving the customer due-diligence (CDD) process for Wholesale Banking, leading to a clearer process for our clients and eliminating the need to ask related questions in person.

More broadly, the team continued to provide support to protect our customers and the bank against increasingly sophisticated fraud attempts, such as impersonation scams, through AI-based detection models.

Additionally, ING, as a partner of the Kickstart AI foundation in the Netherlands, hosted a hackathon with the foundation in 2023 to boost progress of the Allow More initiative. Based on existing research by the Dutch government, up to 15 percent of those who are eligible for a financial allowance don't claim it. Allow More aims to help individuals identify whether they may be eligible for these allowances. This can encourage more people to use the available help, which could improve the financial situation of many people in the Netherlands. As a result of the hackathon, analysis and model development based on the method generated during the hackathon will be followed across a few banks.

On top of the existing models, ING's Analytics team continues to improve the customer experience by exploring new technologies. ING recognises the potential of generative AI (GenAI) and we are taking a prudent and responsible approach to doing this in a safe and secure way. To better learn about both the opportunities and risks, we explored opportunities in two areas with a central oversight: Customer contact (like chatbots and transcript analysis) and software engineering (to write code or fix bugs).

As an example, we piloted LLM (large language models) technologies to improve our chatbot performance and help customers. The first phase of the pilot came to a close in 2023 with promising customer satisfaction and deflection improvements – the rate at which our alternative channels and self-service resources fulfil demand. These experiments have shown there is value in incorporating GenAI into our processes. In 2024, we will expand our GenAI explorations into a few selected areas: KYC, marketing content generation and early warning systems. Application of GenAI technology in these domains has the highest potential to transform our business processes and contribute to our ambition of a superior customer experience.

## Scalable technology and operations

Reflecting our role as a digital-first bank and to enable a superior customer experience, ING believes that scalable technology and operations foundations are key requirements. We have therefore made this an integral part of our strategy. Standardisation and automation give us a shorter time to market, quicker time to volume, consistent and higher quality, and improved productivity. Scalable technology and operations also help us attract and retain talent by offering employees the opportunity to not only work with technology but also collaborate across countries and make an impact globally. Scalable technology allows ING to create specific and local propositions that serve our customers, while leveraging ING's scale when it comes to engineering, security, and data experts.

## Scalable technology

Our scalable technology strategy provides a foundation for the modular components we use to build and operate propositions. It allows ING countries to introduce propositions quickly and easily, while providing the opportunity to add local flavour.

Our scalable technology is divided into three parts: ING's private cloud infrastructure (IPC), our engineering pipeline (OnePipeline), and our banking technology platform, with its extendable and reusable services and components. Given the flexibility and scalability of public cloud technology in general, ING has chosen a hybrid cloud strategy, i.e., using public cloud providers in addition to IPC. Cloud computing is an important component for scaling our digital capabilities. IPC is where we store and manage applications and data such as channel applications, core banking systems and other banking applications. We measure IPC adoption by the percentage of physical cores - also known as processing cores or CPU cores - in IPC compared to the total number of physical cores in ING data centres globally. By the end of 2023, 63 percent of all physical cores in ING were on IPC (2022: 52 percent). By the end of 2025, we expect that figure to have risen to at least 70 percent.

OnePipeline, our continuous integration and delivery pipeline, provides engineers with a consistent and secure global capability to develop, test and deploy software. OnePipeline's key features are being compliant, secure and reliable. In addition, the platform allows for simple ways of collaboration between multiple teams. We invest heavily in infrastructure, test and risk automation. At the end of 2023, 62.9 percent of applications were onboarded to this pipeline (2022: 48 percent). We measure the pipeline's adoption by the number of applications onboarded to the pipeline (used to develop and deploy to production), compared to the total number of applications registered in our IT management platform across all ING entities. Our ambition is to have 90 percent of applications on OnePipeline by 2025.

Touchpoint is part of our banking technology platform. Touchpoint provides a set of reusable shared services, freeing up capacity for engineers to create more value for customers and employees. By using these shared platform services like an authentication service or Engagement suite, engineers can realise business solutions like Instant Payments and Open Banking quicker and easier. We measure the Touchpoint-enabled customer online traffic using the Touchpoint authentication, represented by the number of Touchpoint-enabled unique customer authentications against the total ING number of unique customer authentications. At the end of 2023, approximately 64 percent of customer logins used Touchpoint (2022: approximately 60 percent). By 2025, we expect that figure to increase to 84 percent.

## Digital access

In a digital society, customers expect to have round-the-clock access to digital channels, including their banking services. To live up to their expectations, we strive to provide uninterrupted access to our banking services, while allowing for scheduled maintenance and downtime. In Retail Banking in 2023, our digital channel availability for the Netherlands and Belgium was 99.56 percent.

ING's Chief Technology Office has been diligently working on the identification and analysis of the root causes of major incidents experienced in 2023. Based on the outcome, we took measures to strengthen our reliability. For example, we started a reliability programme across the Tech organisation, including an extensive training for all Tech employees, with the aim of strengthening the overall resilience of our channels.

For Wholesale Banking clients worldwide, the availability for our Inside Business payments channel and for our Inside Business Connect channel (file transfer) was 100 percent. These figures are based on outputs of availability monitoring processes, which are run with a high frequency per hour.

## Payment & Settlement Services

The Payment & Settlement Services organisation (PSS), part of the CTO (Chief Technology Office), covers the full scope of payment and settlement services for Retail and Wholesale Banking.

Our scalable tech and ops provide PSS with high-quality and efficient payment, settlement, and open-banking services, leveraging our scalable payment and settlement solutions. As of 2023, PSS processed well over four billion transactions through our central payment engines.

We aim to further consolidate most of our payment services on this platform, improving quality and reducing price per transaction.

## Scalable operations

Our scalable operations are driven by digitalisation and capability hubs, focusing on becoming fully STP, leveraging expertise and using scale, and sharing productive, quality services across the ING network.

Capability hubs provide shared services and solutions across ING worldwide. The hubs are mainly located in the Netherlands, Poland, Romania, Slovakia and the Philippines. In 2023, 34 percent of operations were carried out with the support of these hubs, compared to 32 percent in 2022. Our aim for 2025 is to have the hubs carry out at least 50 percent of the operational work.

By digitalising client contacts, accelerating remote advice, and increasing the use of chatbots, we reduced inbound contacts to contact centres by 18 percent in 2023 (versus 2021). We aim for 30 percent less in 2025 (versus 2021). Similarly, by automating and centralising our know-your-customer (KYC) activities this year, we reached 58 percent of KYC workforce in our hubs and expect to increase that to 60 percent by 2025 through more consolidation, automation and straight-through processing.

# Staying safe and secure

Trust is the starting point, the most basic requirement, for all stakeholders. That's especially true for a digital-first bank like ING. People trust us with their money and their data. Keeping these safe, and maintaining this trust, is crucial. See also 'Risk management'.

## Risk appetite framework

The risk appetite framework (RAF) combines various financial and non-financial risk appetite statements (RAS) into a single, coordinated approach, to provide the business with a clear overview of the relevant risks and the tools to manage them. These tools include the boundaries and instruments set for each risk type that help to manage the risk appetite. This view allows the EB, the MBB, and senior management to pursue ING's business strategy in a safe, secure and compliant way while meeting regulatory requirements at all times. See also 'Risk management'.

## Anti-money laundering and KYC

Knowing who we do business with helps to protect our clients, ING and the financial system against financial economic crimes. As part of our continuing anti-money laundering (AML) efforts, we screen customers, carry out due-diligence checks, and monitor transactions for unusual or suspicious activities. In 2023, we strengthened our KYC by enhancing our global way of working. Read more about KYC and AML in 'Compliance risk' in 'Risk management'.

## Cyberthreat landscape

Cybercrime remains a continuous threat to companies and to financial institutions in particular. Ransomware is one of the prime threats, with phishing the most common way that attackers gain access to a company's system or network. Phishing is also used to plant information-stealing malware or for drive-by download attacks – the unintentional download of malicious code to users' computers or mobile phones.

Other high-ranking threats are attacks against availability, or Distributed Denial of Service (DDoS) attacks, used against the financial sector and digital services operators for reputational damage and/or extortion. Different types of cyberthreats are not only relevant for the financial industry, but are increasingly hitting their supply chains. ING continues to invest in cybersecurity capabilities in all domains (prevention, detection, response and recovery). See also 'Non-financial risk'.

## Cybersecurity incidents

No cybersecurity incidents with criminal intent were identified on ING IT infrastructure in 2023 that met the ECB cyber-incident reporting thresholds.

However, in June 2023, a third-party bank account switching service suffered a breach that affected ING customers in Germany. This involved a customer data leak for private customers who, when opening a current account with ING, used the German legal account change assistance (Gesetzliche Kontowechselhilfe). German banks are legally obliged to support private customers in moving their account from the old to the new bank in this defined generic process. ING in Germany informed authorities and affected customers about the incident and provided safety instructions and contact options to further protect personal information.

### Preventative measures

Being cybercrime-resilient is a high priority. We continuously test our IT and IT organisational resilience, and perform crisis management and red-team exercises to improve our response to DDoS and targeted attacks. Cybersecurity risks from suppliers are monitored and mitigation is initiated where needed. ING maintains a strong global cybercrime alliance within the financial industry and government institutions to monitor trends.

ING recognises the value of an effective regulatory framework and is in favour of cybersecurity requirements being responsive to actual cyberthreats. The adoption of threat-led penetration testing in the EU's Digital Operational Resilience Act, which also ensures continuity of business, is a good example. Testing critical systems on real-life threats helps entities to gain insights. Our staff awareness and training programme is regularly updated with the latest cybercrime trends and prevention measures.

We have a responsible disclosure procedure for security researchers that may find issues in our business applications or infrastructure. See also 'Non-financial risk'.

### Identity and access management (IAM)

Identity and access management (IAM) is an important element in our control framework to prevent and mitigate the risk of unauthorised access to IT systems and the data processed and stored therein. ING has IAM global processes and controls in place which are periodically reviewed and tested. See also 'Non-financial risk'.

## Fraud landscape

Types of fraud are also evolving. As the digital world continuously changes, fraudsters have become more international and their modus operandi more complex. Customers are being deceived in increasingly sophisticated ways. Online fraud has become a societal problem and in several countries, banks have collaborated with governments, law-enforcement entities, and other sectors to find innovative ways to prevent and detect fraud. ING continues to play an important role in preventing and detecting fraud in the digital world and wants to minimise the impact of fraud losses and the number of fraud victims.

We recognise this transformation in the fraud landscape with developments high on our agenda. We have improved our ability to monitor and react to fraud incidents and to adapt quickly to new fraud methods. By using innovative technology, data analytics and IT solutions, we're better able to identify suspicious activities. We are increasingly collaborating with peers and other relevant sectors, such as telecommunications companies.

In 2023, the Fraud organisation was made part of the Global KYC organisation. Joining the two allows us to draw on combined knowledge and experience, which can help keep ING and our customers safe and secure. Read more in 'Risk management'.

## Data privacy, protection and ethics

In its capacity as a global financial institution, ING processes personal data belonging to our customers, employees, suppliers and business partners. They trust us with confidential and personal information, so it's important that we maintain that trust and keep this data safe from loss or misuse. This is part of our commitment to ensure safe and transparent banking practices, including in how we manage personal data in an environment that's increasingly open and interconnected. ING is bound by European and local data-protection laws, which can differ from country to country. For more information on how ING has globally implemented its personal data protection measures, see 'Compliance risk'.

As ethical standards evolve over time, we closely monitor regulatory compliance and potential new requirements to gain an 'outside-in' view on data ethics. This includes legislation for new trends, like artificial intelligence.

Everything we do is guided by ING's Orange Code, which describes the values and behaviours that underpin our way of working, and which puts integrity above all. Building on the Orange Code is ING's Global Code of Conduct. Its 10 core principles provide more detail on our main values. These help to give greater balance to ING's decision-making, as we weigh up different relevant factors. We've developed supporting methodologies for this purpose, like Orange Code decision-making, which allow us to arrive at decisions that are considerate and well informed. As such, ethics routinely plays a significant role in all our decision-making. Read more in 'Governance'.

To provide further protection, we actively encourage employees to speak up when they are confronted with unethical or illegal behaviour. Through a variety of reporting channels, like managers, persons of trust, or ING whistleblower reporting officers, concerns can be reported. ING also has external whistleblower channels. We take great care to protect the identity of those who report concerns, which they can do anonymously, as well the confidentiality of their reports to protect them against potential retaliation. We believe that trust, integrity and ethical behaviour are at the core of any reliable business. They go hand-in-hand with satisfied customers. Read more in 'Compliance risk'.

# Unlocking our people's full potential

'Unlocking our people's full potential' is a key enabler of our strategy. We are making the difference through the skills, expertise and actions of our 60,000+ people worldwide. We attract, develop and retain the people and skills we need at all levels by offering the opportunity to make a global impact and to belong to a friendly, collaborative and inclusive company. Fostering such an environment is made possible through our Orange Culture, built on the values of honesty, prudence and responsibility. These values are aligned to the Orange Behaviours our people exhibit: 'you take it on and make it happen', 'you help others to be successful', and 'you are always a step ahead'. We see the effect of this throughout our business, but in particular in our levels of retention and in our Organisational Health Index (OHI), which is part of our continuous-listening approach.

We use the OHI to get an ongoing sense of how our people feel and we make sure to act on their feedback. We held two pulse OHI surveys in 2023. In May, we had more than 46,000 employees participating, and all our priorities saw improvements globally, particularly strategic clarity. The second pulse took place in October. We received feedback from 77 percent of employees, making this our highest-ever response rate. We sustained the gains from May, which indicates our focused efforts led to sustainable improvements across our OHI priorities.

Using these data points, together with external trend research and internal needs assessments, in 2023 we reviewed our people strategy and are focusing on three pillars to further unlock our people's full potential: 'talent & leadership', 'culture & organisation', and 'employee experience'.

## Talent & leadership

ING has an abundance of internal talent and a strong culture of developing our people. We offer everyone the opportunity to develop their business, technical and leadership skills, and we're opening up new avenues for them to do so. For example, we have a wide range of academies that deliver specialist professional development. These are complemented by our leadership curriculum, as part of which we launched the leadership accelerator in 2023. As a result, our people are building the right skills to thrive in the future.

## Culture & organisation

Our culture of diversity, inclusion and belonging continues to improve. Since 2019, we have been guided by our 70 percent principle, in which we aim for no group or level to be comprised of more than 70 percent of the same age, nationality or gender. Our culture & organisation pillar takes this further, with the mission to make sure that ING is a place where everyone, regardless of background or identity, can thrive and realise their full potential. We do this by embedding inclusion and equity in all our people processes and by having specific gender-diversity targets for which the Executive Board and Management Board Banking are accountable. We look at indicators such as the number of women in senior management positions, which amounts to 31 percent at year-end 2023, up from 29 percent at year-end 2022.

We also continue to build a vitalised culture and organisation that foster healthy performance. We support our people by offering hybrid working so that they have the autonomy to better balance their professional and personal lives. Some 77 percent of our employees are working hybrid (one to four days in the office, based on self-reported data). We care about giving our people this flexibility, and it is highly valued by our employees, helping us attract and retain great talent. Alongside this flexibility, we offer a competitive total reward package, and strong learning and development opportunities. This is reflected in our people offer, which creates clarity on what we offer, and what we ask in return.

## Employee experience

We want to free up people's time so they can focus on making the difference, which is why we aim to make our employee experience as easy, instant and relevant as our customer experience. In 2023, we made good progress, with more than 70 percent of our people now covered by our global people management systems, enabling them to process employee transactions on their mobile devices. We also started a broad cross-functional initiative to reduce bureaucracy and make services easier to use for employees. For example, in the Netherlands, we reduced the number of notifications and approval steps on HR-related processes from more than 16,000 to 6,000 per month. In 2024, we plan to further automate HR documents in major countries such as the Netherlands, the Philippines and Germany.

For more on unlocking our people's full potential, see 'Social'.

# Our performance

2023 was characterised by ongoing challenges, as economic sentiment weakened, geopolitical uncertainties persisted, and inflation remained elevated. In these circumstances, we delivered very strong results with net profit almost doubling to €7,287 million. Our interest income benefited from the positive rate environment and expense growth was limited, despite inflationary effects on staff expenses and continued investments in the growth of our business. Risk costs declined considerably and were well below the through-the-cycle average, reflecting the quality of our loan book and our prudent credit risk management. Strong capital generation resulted in a CET1 ratio of 14.7 percent at the end of 2023 (up from 14.5 percent at the end of 2022), while we returned €6.4 billion[1] to shareholders.

## Business performance in 2023

### Retail Banking

**Retail Banking**

| | Total Retail Banking | | | Retail Netherlands | | | Retail Belgium | | | Retail Germany | | | Retail Other | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022[2] | Growth % | 2023 | 2022 | Growth % | 2023 | 2022 | Growth % | 2023 | 2022 | | 2023 | 2022[2,3] | Growth % |
| Income | | | | | | | | | | | | | | | |
| - Net interest income | 11,459 | 8,947 | 28% | 3,096 | 2,888 | 7% | 2,063 | 1,668 | 24% | 2,862 | 1,666 | 72% | 3,437 | 2,725 | 26% |
| - Net fee and commission income | 2,337 | 2,375 | -2% | 959 | 892 | 8% | 502 | 511 | -2% | 357 | 437 | -18% | 519 | 535 | -3% |
| - Total investment and other income | 1,272 | 830 | 53% | 945 | 417 | 127% | 117 | -32 | | -67 | 69 | -197% | 277 | 377 | -27% |
| **Total income** | **15,069** | **12,152** | **24%** | **5,001** | **4,196** | **19%** | **2,683** | **2,147** | **25%** | **3,152** | **2,172** | **45%** | **4,233** | **3,637** | **16%** |
| Expenses excl. regulatory costs | 6,938 | 6,594 | 5% | 1,923 | 1,865 | 3% | 1,642 | 1,541 | 7% | 1,147 | 1,047 | 10% | 2,227 | 2,140 | 4% |
| Regulatory costs | 771 | 956 | -19% | 212 | 250 | -15% | 211 | 244 | -14% | 96 | 93 | 3% | 252 | 369 | -32% |
| **Operating expenses** | **7,709** | **7,550** | **2%** | **2,135** | **2,115** | **1%** | **1,852** | **1,786** | **4%** | **1,243** | **1,140** | **9%** | **2,479** | **2,509** | **-1%** |
| **Gross result** | **7,360** | **4,602** | **60%** | **2,866** | **2,081** | **38%** | **830** | **362** | **129%** | **1,909** | **1,032** | **85%** | **1,754** | **1,128** | **55%** |
| Addition to loan loss provisions | 607 | 639 | -5% | 5 | 67 | -93% | 169 | 139 | 22% | 119 | 131 | -9% | 313 | 302 | 4% |
| **Result before taxation** | **6,753** | **3,964** | **70%** | **2,861** | **2,014** | **42%** | **661** | **223** | **196%** | **1,790** | **901** | **99%** | **1,441** | **825** | **75%** |
| Taxation | 1,912 | 1,068 | 79% | 740 | 540 | 37% | 182 | 72 | 153% | 631 | 202 | 212% | 359 | 254 | 41% |
| Non-controlling interests | 174 | 50 | 248% | 0 | 0 | | 0 | 0 | | 0 | 3 | -100% | 174 | 47 | 270% |
| **Net result IFRS** | **4,667** | **2,846** | **64%** | **2,121** | **1,474** | **44%** | **479** | **151** | **217%** | **1,159** | **696** | **67%** | **908** | **525** | **73%** |
| Key figures | | | | | | | | | | | | | | | |
| Net core lending growth (in € billion) | 9.7 | 15.8 | | 2.3 | 3.0 | | 1.4 | 3.6 | | 1.7 | 6.1 | | 4.3 | 3.2 | |
| Net core deposits growth (in € billion) | 18.5 | 18.9 | | -1.6 | 12.9 | | -1.3 | 0.0 | | 8.5 | 0.8 | | 12.9 | 5.2 | |
| Risk costs in bps of average customer lending | 13 | 14 | | 0 | 4 | | 18 | 15 | | 12 | 13 | | 29 | 28 | |

1. Cash distribution based on payment date, including €297 mln dividend paid in January 2023, the final dividend over 2022 (€1,408 mln), the interim dividend over 2023 (€1,260 mln), the €1.5 bln completed share buyback and €1,982 mln of the share buyback that was announced in November 2023.
2. In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Banking to Corporate Line. Comparatives have been adjusted.
3. In 2022, ING discontinued its retail activities in France and the Philippines.

During 2023, customers continued to put their trust in us. This was evidenced by an increase in both customer lending and deposits, and by a growth of 750,000 in the number of primary customers, which provides us with further opportunities to deepen our client relationships.

Retail Banking recorded strong results in 2023, with net result increasing 64% to €4,667 million. The result before tax increased 70% to €6,753 million from €3,964 million in 2022, as a 24% growth in income was coupled with only a limited increase in operating expenses, while risk costs slightly declined.

Net interest income increased 28% to €11,459 million, mainly reflecting higher net interest income on liabilities following a rapid increase in interest rates. Furthermore, 2022 had included €-343 million impact from the impact of the Polish mortgage moratorium and €-123 million net TLTRO impact after the unwinding of our TLTRO-related derivative position.

Net fee and commission income declined 1.6% to €2,337 million, as higher daily banking fees (thanks to an increase in payment package fees and new service fees) could not fully compensate for a decline in fees from investment products (due to subdued trading activity) and for lower fees from mortgage brokerage.

Total investment and other income increased by €442 million, mainly attributable to Treasury, which benefited from favourable market opportunities through money market and FX transactions; this increase was partly offset in net interest income, where the funding costs of these transactions were recorded. Other income in 2022 had included €-55 million of exceptional items, consisting of €-247 million to unwind a macro fair value hedge in Belgium, partly offset by €125 million income from the transfer of our investment business in France and a €67 million gain from a legacy entity in Belgium.

In 2023, total customer lending rose by €8.1 billion to €459.8 billion. Adjusted for currency impacts, Treasury and the run-off in Westland Utrecht Bank, Retail's lending book rose by €9.7 billion. The bulk of this growth (€8.0 billion) was in residential mortgages, mainly in the Netherlands, Australia and Germany. Total customer deposits increased to €585.5 billion from €566.2 billion in 2022. Excluding FX impacts and Treasury, deposits growth was €18.5 billion in 2023, primarily driven by Germany, Spain and Poland.

Expenses excluding regulatory costs increased 5.2% to €6,938 million, as the impact of high inflation on staff expenses, reflected in CLA increases and indexation, was partly offset by savings from exiting the French and Philippine retail markets and by lower incidental item costs. Expenses in 2023 included €131 million of incidental items, largely related to restructuring provisions in Belgium, Poland and Germany. In 2022, incidental item costs had amounted to €233 million, primarily for restructuring (mainly in Belgium and France) and for compensation related to consumer credit products in the Netherlands. Regulatory costs declined by €185 million due to a lower contribution to the European Single Resolution Fund and because 2022 had included a €99 million contribution to the Institutional Protection Scheme in Poland. The cost/income ratio improved to 51.2% in 2023 compared with 62.1% in 2022.

Net additions to loan loss provisions for Retail Banking were €607 million in 2023 (compared with €639 million a year earlier) and with 13 basis points of average customer lending remained well below the through-the-cycle average. Risk costs in 2023 were mainly recorded in Belgium, Poland and Germany.

## Retail Netherlands

The result before tax of Retail Netherlands increased 42% to €2,861 million from €2,014 million in 2022. This was mainly driven by a 19% increase in total income while operating expenses were broadly flat and risk costs were minimal.

Net interest income was €3,096 million, or 7.2% higher than a year earlier, supported by a strong increase in liability margins. This was partly offset, however, by lower Treasury-related interest income (compensated in other income), reflecting activities to benefit from favourable market opportunities through money market and FX transactions.

Net fee and commission income rose by €67 million, or 7.5%, supported by higher fees for payment packages and new service fees. Investment and other income increased by €528 million, driven by much higher Treasury-related income (that was partly offset by lower net interest income).

Net core lending (which excludes Treasury products and a €0.4 billion decline in the WestlandUtrecht Bank run-off portfolio) grew by €2.3 billion, as €2.6 billion growth in the mortgage portfolio more than compensated for a €0.3 billion decrease in other lending. Customer deposits (excluding Treasury) declined by €1.6 billion, partially due to a shift from deposits to assets under management.

Operating expenses amounted to €2,135 million compared with €2,115 million in 2022. Excluding €38 million lower regulatory costs and €75 million of incidental item costs in 2022 (related to consumer credit products), expenses rose by €133 million or 7.4%. This was primarily due to higher staff expenses, reflecting the impact of a new collective labour agreement in 2023, and restructuring provisions.

The net addition to loan loss provisions was very low at €5 million, down from €67 million in the prior year. Limited net additions in 2023 for the mortgage portfolio, including the impact of a methodology update, were almost fully offset by a net release for the business lending portfolio.

## Retail Belgium

The result before tax for Retail Belgium (which includes ING's retail activities in Luxembourg) jumped to €661 million compared with €223 million in 2022. The strong increase was mainly due to growth in net interest income and the impact of one-off income items in the year before.

Total income rose by €536 million, or 25%, to €2,683 million. Net interest income increased by €395 million, or 24%, as higher income from liabilities more than compensated for the impact of lower margins on mortgages due to higher funding costs.

Net fee and commission income slipped 1.8% from a year earlier as higher fees on investment products, reflecting an increase in assets under management, were offset by lower daily banking fees due to higher fees paid to brokers. Investment and other income in 2022 had included an impact of €-247 million to unwind a macro fair value hedge and a €67 million gain from a legacy entity. Excluding the aforementioned two items, investment and other income declined by €31 million, mainly reflecting lower Treasury-related income.

Customer lending (excluding Treasury) rose by €1.4 billion, equally split over mortgages and other lending. Customer deposits (excluding Treasury) declined by €1.3 billion, mainly due to customers buying retail bonds issued by the Belgian government and a shift to assets under management.

Operating expenses were €1,852 million, up 3.7% on the year before. This included €76 million of incidental item costs related to restructuring and a further optimisation of the branch network, while 2022 had €97 million of incidental item costs. Expenses excluding regulatory costs (which were €33 million lower year-on-year) and incidental items increased 8.4%. This was mainly due to the impact of automatic salary indexation on staff expenses.

The net addition to the provision for loan losses amounted to €169 million, or 18 basis points of average customer lending, up from €139 million in 2022. The increase year-on-year included the impact of model updates for the mortgage and consumer lending portfolios in 2023.

## Retail Germany

The result before tax for Retail Germany almost doubled to €1,790 million compared with €901 million in 2022, mainly on the back of a 45% increase in total income. This was driven by a 72% growth in net interest income, supported by higher liability volumes at significantly improved margins, and by an increase in interest income from Treasury-related products and mortgages.

Net fee and commission income declined 18% to €357 million. This reflected a decrease in fees from mortgages (due to lower brokerage volumes) and from investment products (due to a lower number of brokerage trades). Investment and other income decreased by €136 million, largely due to lower Treasury-related revenues.

Net core lending growth (which excludes Treasury) was €1.7 billion, consisting of €1.4 billion growth in the residential mortgages portfolio and €0.3 billion growth in other lending. Customer deposits (excluding Treasury) increased by €8.5 billion following successful promotional campaigns to attract new savings and customers.

Operating expenses rose 9.0% to €1,243 million. This included €96 million of regulatory costs (up €3 million from 2022) and €20 million of incidental items for restructuring costs and staff allowances (compared with €10 million in 2022). Excluding regulatory costs and incidental items, cost growth was 8.7% due to higher staff expenses related to annual salary increases, and higher marketing expenses and investments to support business growth.

Net additions to loan loss provisions declined to €119 million (12 basis points of average customer lending) and were primarily related to consumer lending.

## Retail Other

Retail Other consists of the Other Challengers & Growth Markets. Following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart Bank) are reported in Corporate Line as of 2023 (with a profit before tax of €185 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly.

Retail Other's result before tax increased 75% to €1,441 million, from €825 million in 2022, mainly thanks to higher interest income and lower regulatory costs.

Total income rose 16% to €4,233 million. Net interest income was up 26% to €3,437 million, supported by improved margins on liabilities in a higher interest rate environment, and because 2022 had included a €-343 million impact from the introduction of the Polish mortgage moratorium. This more than compensated negative currency impacts and tighter lending margins.

Net fee and commission income declined by €16 million, or 3.0%, mainly due to lower fees on investment products. This reflected subdued trading activity and the impact of ING's exit from the French retail market in 2022. Investment and other income in 2022 had included €125 million income from the transfer of our investment business in France to Boursorama (with another €14 million recorded in 2023 for the final settlement) and €38 million of proceeds from the sale of a non-performing loan portfolio in Spain. Excluding these specific income items, investment and other income increased by €49 million, mainly due to higher Treasury-related income.

Net customer lending growth (adjusted for currency effects and Treasury) was €4.3 billion in 2023, with growth in all countries, but particularly in Australia. Net core deposits growth (also excluding currency impacts and Treasury) was €12.9 billion, primarily driven by net inflows in Spain and Poland.

Operating expenses in 2023 amounted to €2,479 million. This included €36 million of restructuring costs and impairments, mainly for Poland. By comparison, 2022 had included €51 million of incidental item costs, mainly restructuring costs for France and the Philippines. Excluding these incidental items and much lower regulatory costs (as 2022 had included a €99 million contribution to the Institutional Protection Scheme in Poland), expenses increased by €102 million or 4.9%. This was mainly due to inflationary pressure on staff expenses, partly offset by savings following the discontinuation of our retail activities in France and the Philippines, and FX impacts in Türkiye.

The net addition to loan loss provisions amounted to €313 million, or 29 basis points of average customer lending, compared with €302 million in 2022. Risk costs in 2023 were primarily attributable to net additions in Poland and Spain, with Poland including €67 million for adjustments to the expected future cash flows of CHF-indexed mortgages.

## Wholesale Banking

| Wholesale Banking | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | Growth % |
| **Income** | | | |
| - Net interest income | 4,028 | 4,260 | -5% |
| - Net fee and commission income | 1,259 | 1,217 | 3% |
| - Total investment and other income | 1,771 | 849 | 109% |
| **Total income** | **7,057** | **6,325** | 12% |
| of which: | | | |
| Lending | 3,224 | 3,157 | 2% |
| Daily Banking & Trade Finance | 2,153 | 1,662 | 30% |
| Financial Markets | 1,280 | 1,226 | 4% |
| Treasury & Other | 401 | 280 | 43% |
| **Total income** | **7,057** | **6,325** | **12%** |
| Expenses excl. regulatory costs | 3,043 | 2,821 | 8% |
| Regulatory costs | 271 | 293 | -8% |
| **Operating expenses** | **3,313** | **3,114** | **6%** |
| **Gross result** | **3,744** | **3,211** | **17%** |
| Addition to loan loss provisions | -92 | 1,220 | -108% |
| **Result before taxation** | **3,836** | **1,991** | **93%** |
| Taxation | 900 | 581 | 55% |
| Non-controlling interests | 61 | 52 | 17% |
| **Net result IFRS** | **2,875** | **1,358** | **112%** |
| Key figures | | | |
| Net core lending growth (in € billion) | -1.2 | 2.4 | |
| Net core deposits growth (in € billion) | -7.9 | 6.2 | |
| Risk costs in bps of average customer lending | -4.9 | 64.7 | |

In 2023, Wholesale Banking recorded strong results as higher income and significantly lower risk costs led to a 93% increase in result before tax, to €3,836 million. Net profit more than doubled to €2,875 million compared with €1,358 million in 2022. In 2023, the Wholesale Banking business was supported by strong capital management, which included steps to de-risk our portfolio and improve our book quality, for instance via sales initiatives and ongoing management of underperforming risk-weighted assets (RWAs).

Wholesale Banking posted double-digit income growth to come out at €7,057 million, up 12% from €6,325 million in 2022. This was mainly driven by a 30% increase in income for Daily Banking & Trade Finance, particularly in Payments & Cash Management, Bank Mendes Gans and Working Capital Solutions, all of which benefited from the higher interest rate environment. And we managed to grow our income from Trade Finance Services as we continued to support the activities and initiatives of our clients. Income from

Trade & Commodity Finance declined as volumes were under pressure, reflecting lower commodity prices and lower economic activity.

In Lending we focused on further optimising our capital usage while decreasing risk-weights, prioritising own origination of high-quality loans. Average asset volumes decreased, reflecting the weaker economic climate and a continued reduction of our Russia-related exposure. This was more than compensated by slightly higher interest margins and a 5.3% growth in fees and commissions, lifting total income for Lending 2.1% to €3,224 million. Combined with a 7.0% reduction in risk-weighted assets, this led to a significant improvement in income over average risk-weighted assets.

Financial Markets' income increased by 4.4% to €1,280 million. They recorded strong trading results, especially in Rates and Credits, as these desks benefited the most from market volatility and good client flows. In addition, fee income was up by 55%, mainly reflecting higher Capital Markets issuance income.

Income from Treasury & Other increased by €121 million to €401 million, driven by higher income from Corporate Investments and Corporate Finance. The prior year had included high mark-to-market gains from credit default positions but also a €-41 million hedge accounting impact in Belgium and a net TLTRO impact of €-51 million.

Total operating expenses increased 6.4% to €3,313 million. Excluding lower regulatory costs and €17 million of restructuring costs (versus €10 million of incidental items recorded in 2022), expense growth was 7.6%. This reflected the impact of collective labour agreements, higher performance-related payments and strategic investments for business expansion.

In 2023, a net release of €92 million from loan loss provisions was recorded compared to a net addition of €1,220 million in 2022. Risk costs in 2022 had been significantly impacted by the Russian invasion of Ukraine, which then led to a net addition of €533 million on our Russia-related exposure. In addition, 2022 had included an increase in Stage 3 individual risk costs, partly as a result of a more negative macroeconomic outlook. In 2023, €218 million of provisions for our Russia-related portfolio could be released, mainly due to a reduction of our exposure. Moreover, Stage 3 risk costs were limited in 2023 as additions for specific files in the real estate portfolio were largely offset by recoveries from previously provisioned files and secondary market sales.

# Environmental, social and governance overview

In anticipation of the Corporate Sustainability Reporting Directive (CSRD), which applies as of January 2024, we are introducing a dedicated ESG chapter[1] in our Integrated Annual Report, for the first time. The first CSRD reporting will be due in 2025.[2]

## Preparation for CSRD

ING will have to report for the first time in accordance with the CSRD over financial year 2024, for reports published as of 2025. The CSRD is a legal framework that requires the issuance of a sustainability report. In July 2023, the European Commission adopted the delegated act of the European Sustainability Reporting Standards (ESRS), which were published in the Official Journal of the EU in December 2023. For the banking sector, detailed rules on reporting are expected to follow. However, the EU reached a political agreement on postponing the deadline for the sector-specific standards by two years.

We will use these ESRS, developed by the European Financial Reporting Advisory Group (EFRAG), to report on our impacts, risks and opportunities. Up until this year, we have used the Global Reporting Initiative (GRI) standards to do so. We expect the interoperability between the GRI standards and the ESRS to assist us in our compliance. However, we also acknowledge some key differences, hence preparation work will be undertaken in 2024 to comply with CSRD disclosure requirements.

One of the notable differences with the introduction of the CSRD is on the materiality assessment. This year's materiality assessment is performed in alignment with GRI standards. Moving from GRI Materiality Assessment to Double Materiality, in line with the ESRS requirements, will be one of the first actions in 2024 as we determine which material topics and which ESRS to report on in the 2024 Annual Report.

[1] Categorising the sustainability areas we work on as E (Environmental), S (Social) and G (Governance) helps us to map our sustainability efforts in a structured, well-recognised way.

[2] Due to the evolving disclosure regulations on sustainability reporting in the EU, including CSRD and the Pillar III requirements of the European Banking Authority, our sustainability reporting will be shaped by these regulatory requirements and may be subject to change.

ESG topics addressed in this chapter are divided into three sections: Environment, Social and Governance. Within the Environment chapter, we address areas including our approach to climate action, sustainable finance products, and our own carbon footprint. In Social, we address our responsibility towards the well-being of our employees, customers and society. In Governance, we focus on business ethics, our Orange Code and way of working. For more on Board composition, structure and oversight, see 'Our leadership and corporate governance'.

## Collaboration and stakeholder engagement

No one sector, much less one bank, has the ability to solve the world's problems. We believe that an inclusive approach is the only way we can make any meaningful positive impact. As such, we seek to increase our impact through partnerships and coalition-building. ING also recognises the importance of regular and meaningful engagement and dialogue with its many and diverse stakeholders on societal issues.

## Collaboration to increase impact

Contributing to climate standard-setting is an example of our approach to collaboration and stakeholder engagement. We work with peers, clients, other companies and experts to contribute to standardised frameworks that banks and clients use to measure and disclose progress towards net-zero targets.

This is important because it means companies in the same industry, and in the same sectors of banks' portfolios, can be compared in the same way. Banks get a shared understanding of how they can support the decarbonisation of hard-to-abate sectors.

For example, in 2023, our collaborations with industry peers and other partners saw us make important new contributions to climate standard-setting. Building on our previous efforts to help develop methodologies that can be used by financial institutions and sector participants to benchmark their own alignment with net zero and other climate goals - like the Poseidon Principles for the shipping sector and the Sustainable STEEL Principles for the steel sector - we're now collaborating with RMI's Center for Climate Aligned Finance and three banking peers on a new methodology for the aluminium sector. This resulted in the launch of the Sustainable Aluminium Principles at COP28 in December 2023.

We also joined the Partnership for Carbon Accounting Financials (PCAF) and aim to contribute to the improvement of PCAF methodologies by supporting ongoing and new working groups that are helping financial institutions understand the impacts of products that are not yet covered.

Human rights is also a topic we collaborate on, as part of the Thun Group, the OECD Advisory Group and as part of the steering committee for the Equator Principles. We also participate in learning platforms and promote a shared language among banks, for example through the Shift Financial Institution Practitioners Circle and the Shift Business Learning Programme, to name a few.

### Ongoing stakeholder dialogue

As regards our approach to stakeholder engagement, retail customers, business clients, employees, investors, NGOs, suppliers, supervisors and regulators are among our most important stakeholders. Rather than having one-off consultations around specific topics, we have an ongoing dialogue about our role in society, our products and services, our business performance and other issues.

Our engagement approach is informed by the standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB), and aims to adhere to the best practice provision of section 1.1.5 of the Dutch Corporate Governance Code. We engage in dialogue in a risk-based manner, also taking into account the outcomes of our saliency assessment. In all the stakeholder dialogues we engage in, ING is committed to adhering to its relevant legal obligations relating to confidentiality.

## Our ESG governance approach

We have updated our ESG governance approach, integrating and aligning ESG governance with the existing business-as-usual governance of the bank. We want to be a banking leader in building a sustainable future for our company, our customers, society and the environment. We do this through the following actions:

- We focus on climate action, leading by example by striving for net zero in our own operations. We play our part in the social and low-carbon transformation that's necessary to achieve a sustainable future, steering the most carbon-intensive parts of our portfolio towards reaching net zero by 2050.
- We collaborate, working with clients to achieve their own sustainability goals, increasing our impact through partnerships and coalition-building.
- We manage the most relevant environmental and social risks while fostering the protection of biodiversity and human rights across all of our relationships.
- We work to advance financial health and inclusion for our customers and communities.
- We empower our colleagues to contribute to our sustainability approach and climate action to make sure they are highly engaged with our strategy and all sustainability-related topics. For more on upskilling our workforce, see 'Social'.
- We show climate leadership by stepping up advocacy on government guidance needed for the transition, by contributing to the development climate standards for the financial industry and by sharing our insights and learnings.

### Board-level governance

The Supervisory Board's ESG Committee assists the Supervisory Board (SB) with matters relating to ESG, including, but not limited to, the development and integration of ESG across the company and its strategy. The ESG Committee also assists the SB by monitoring and advising on relevant ESG developments. To prevent an overlap between the ESG Committee and the other Supervisory Board committees, and to safeguard an aligned and common view on ESG, the ESG Committee consists of at least one member of each of the other committees.

The ESG Committee met four times in 2023. An overview of the variety of topics discussed and supported can be found in the Supervisory Board report, including how the board monitors and oversees progress against targets and performance. In addition to the regular meetings, in the first half of 2023 the ESG Committee participated in a full day of climate-focused training, which included deep-dives on climate change, biodiversity and sustainable finance. The outside-in view and external inspiration was provided by a prominent climate academic from a leading Dutch university and the head of the UN's Environment Programme Finance Initiative (UNEP FI). In the second half of 2023, the ESG Committee participated in a social and ESG regulations-focused training session, which included deep-dives on financial health and inclusion, human rights, Just Transition, ESG regulations and assurance.

ESG is a regular subject on the agenda of ING's Management Board Banking (MBB), which includes the members of the Executive Board (EB) in their capacity of day-to-day management of the business and long-term strategy.

ESG was a formal agenda point in MBB meetings 37 times in 2023. In addition, as we take steps to further integrate and embed climate action into the business, many of the other topics on the MBB's regular meeting agenda have a sustainability angle. This means that the MBB is discussing and taking decisions on sustainability- and climate-related topics on a frequent basis. The MBB also plays a role in the global ambition-setting and oversight of our Terra climate-alignment approach.

### Senior management-level governance

#### ESG Change Board

For the integrated oversight of all ESG-related regulatory and change initiatives, and to verify consistency and efficiency of delivery in each of the involved domains, we've created an ESG Change Board. The ESG Change Board is comprised of representatives of all global ESG-related change and regulatory programmes alongside representatives from Data, Compliance and internal audit (CAS - Corporate Audit Services).

### Steering Committees and Sounding Board

For all major ESG-related regulatory programmes and/or opportunities, dedicated Steering Committees have been set up with the aim of ensuring that relevant ESG-related regulations and programmes are monitored, assessed, and implemented. The ESG Sounding Board, comprised of around 15 senior leaders from across the organisation, helps guide the development and implementation of our strategy related to ESG topics, as well as monitoring and reporting on our progress.

### ESG Risk Committee

The ESG Risk Committee (ERC) is responsible for ensuring the execution and delivery of any ESG risk-related matter discussed by the Supervisory Board or its committees.

Members have practical insight into strategic and operational issues and are able to align between functional or business issues. Within its competences, the ERC serves as a technical (content-related) adviser to MBB and MBB delegated committees (Risk-led committees and the ING Group Disclosure committee). The ERC serves as a planning body for ESG risk priorities and advises on the approval of all material ESG risk-related items.

### Disclosure Committee

The Disclosure Committee (DisCom), which comprises various members of senior management and business and risk representatives, advises the Boards in fulfilling their responsibilities with respect to ING's periodic and ad-hoc disclosure obligations and activities. It aims to ensure that external presentations including sustainability information of ING are reviewed prior to public release.

## Global Sustainability department

The Global Sustainability department is responsible for developing ING's overall sustainability approach. The department partners with the business lines on developing ING's policies, programmes and targets on sustainability-related risks and opportunities, and is involved in measuring progress towards these targets. We take a holistic approach to sustainability, which means that climate-change mitigation, climate adaptation, nature, human rights, financial health, business ethics and other ESG-related topics are all in scope and supported by dedicated experts. ING's global head of Sustainability reports directly to ING's CEO.

Stakeholder engagement is of crucial importance to ING, and we engage in dialogue with key external stakeholder groups, such as NGOs, governments, academics, sustainable research agencies, investors and international development organisations. Internal engagement is just as important, by developing global learning and upskilling programmes on ESG-related topics, also supporting further integration of sustainability into our business.

## Business-level governance

### Wholesale Banking

ING has had a Wholesale Banking Sustainability Steering Committee since September 2022. The committee's main purpose is to assign clear ownership, accountability and resources within Wholesale Banking (WB) and relevant support functions to help set and implement WB's sustainability commitments.

Each of the seven WB sector teams has a sector global sustainability lead. There are also two regional sustainability leads for Asia-Pacific and the Americas, two key regions in our WB network. These nine leads coordinate and implement WB's sustainability ambitions and related tasks at the sector/regional level, following a clear strategy and associated action plans.

For Wholesale Banking, responsibility for ING's sustainable finance business sits with the Sustainable Finance department, whose reporting line is via the head of Wholesale Banking Lending to ING's head of Wholesale Banking. This team operates as a centre of expertise for engaging and advising corporate clients, and supports the execution of sustainability-linked transactions.

### Retail Banking

For Retail Banking - which from a governance and organisational perspective includes Business Banking - the development of new and innovative sustainable products and the progress of lending portfolios towards climate goals are steered through the Retail Banking Sustainability Steering Committee, which cascades this responsibility to the relevant experts and country teams as needed. Sustainability/ESG leads in major countries have a functional line to the global head of Sustainability to create a stronger connection between global and local activities.

## ESG risk governance

ESG risk, and in particular climate risk, is not identified as an independent risk category/ risk type. Rather, it is a set of drivers affecting the likelihood and severity of existing risk categories/ risk types, therefore the management of ESG risk is embedded within all risk types. The ESG risk framework outlines ING's approach to managing ESG risk as a driver of existing risk types. For full details on ING's risk framework, ESG Risk organisation structure and ESG Risk department, see 'Risk management'.

## ESG-linked executive remuneration

ING aims to align its remuneration policy with its risk profile and considers the broader interests of all stakeholders. To that end, targets in areas such as customer-centricity, risk & regulations, sustainability, and people are just as important as financial results. At least 50 percent of our Executive Board's variable remuneration targets are based on non-financial performance criteria, including ESG-related targets.

For full details of our ESG-linked executive remuneration, see the 'Remuneration report'.

# Environment

Climate change is one of the biggest challenges facing society. The financial sector has a role to play in acting on climate change, supporting the transition to a net-zero economy, protecting nature and enabling the circular economy. We take this role seriously and want to be a banking leader in building a sustainable future for our company, our customers, society and the environment.

## Our approach to climate action

We have the ambition to empower our clients to reach net zero by 2050. To achieve this, we need to carefully manage the risks and potential impacts on our business, while making the most of the opportunities that come with supporting our customers in making their transitions. Our approach focuses on taking action at both portfolio level and client level, with the aim of making positive climate impact.

We've made sustainability an integral element of our business strategy. And while we believe our biggest impact comes from focusing on climate action, our climate action approach is closely interlinked with our approach to nature and to human rights and recognises the interdependencies. Climate change is accelerating biodiversity and nature loss and negatively impacting human rights. Taking measures to safeguard and foster nature supports climate mitigation, while taking an inclusive approach to the climate transition helps to protect human rights.

To be successful, and make the difference for people and the planet, we take a dynamic approach to climate action: we follow the latest climate science and actively seek guidance from governments and regulators in how to assess and manage climate risks while supporting a smooth and inclusive transition.

We work closely with reputable third parties to translate climate science into climate pathways, scenarios and frameworks that guide our actions, aimed at delivering near- and medium-term emissions reductions in our portfolios on the path to net zero by 2050.

We're taking action to achieve the ambitious targets we've set, yet the achievement of targets is also dependent on factors that are outside of ING's direct influence. If a particular sector is unable to align with net zero by 2050 targets because of, for example, a lack of scalable alternative technologies or insufficient incentives to encourage the necessary changes in customer behaviour, then as a result we may struggle to steer our portfolios along the relevant net-zero pathways.

Integrity matters, and transparency drives accountability and accelerates action. ING is committed to sharing the progress on our targets and the actions we're taking in our efforts to meet them, and supports organisations and alliances that promote transparency, clarity and uniformity in reporting. We're eager to see further international alignment and harmonisation of reporting requirements, including those focused on climate impact measurement and target-setting, as well as public sector endorsement of science-based sectoral pathways. And we continue to call for more concrete guidance from governments and regulators on climate risk and climate adaptation. These improvements help to provide clarity to our clients, whose choices impact the real economy.

Our climate action objectives are:

- Aim to reach net zero in our own operations;
- Steer our portfolios and engage with clients for positive climate impact;
- Manage climate and environmental risks.

## Aim to reach net zero in our own operations

We aim to play a role in the necessary transition to a net-zero society which begins with our own operations. This means bringing our buildings, data centres and business travel in line with the net-zero economy of the future. We measure and steer our progress towards this ambition through our environmental programme, which is steered by a committee chaired by our chief operations officer (COO) with the participation of colleagues from finance, real estate, IT and HR.

In 2023 our total operational footprint (scope 1, 2 and scope 3 business travel) was 29 kilotonnes (kt) of CO2e. This is a reduction of the CO2e emissions from our own operations of 131 tonnes compared to 2022. Our 2023 operational footprint represents a 72 percent reduction compared to our 2014 baseline (106kt). Since our 2023 result is already close to our 2025 ambition of 75 percent reduction compared to 2014, we aim to revisit our current ambition and baseline. Please refer to the 'ESG appendix' for more details about the progress on our environmental programme. Scope 1 covers our direct, controlled emissions from natural gas, fuel oil and diesel. Scope 2 covers our indirect emissions (market-based) from the generation of purchased energy (i.e., electricity and district heating). Scope 3 currently covers emissions in our value chain from business travel (air, car and train). For now, other operational scope 3 categories are not included. We continue to assess data availability and materiality related to the other scope 3 categories.

In 2023, we continued working collaboratively with four main pillars within our Environmental Programme governance, including buildings, procurement, tech & operations and conscious working.

### Our path towards net-zero buildings

Our ambition for our buildings worldwide, both owned and rented, is to reach net zero by 2035. To achieve this, we focus on improving energy efficiency, using space more efficiently, and moving towards lower-carbon heating systems. A good example of this is the ING Marnix building in Brussels, which is undergoing sustainable renovations – insulating the windows and frames, adding rooftop solar installations, and switching to heat pumps. Digitalisation of the way we work and the way we interact with clients and customers also supports a decrease in the footprint of our branches and offices. In 2023, the scope 1 and 2 emissions related to our buildings were 14 Kt CO2e (an 81 percent reduction compared to our 2014 baseline).

We also continue to improve our renewable electricity sourcing and reporting. In the Netherlands, for example, we have a virtual power purchase agreement (PPA) with Vattenfall for the majority of our energy from the 'Hollandse Kust Zuid' wind farm. We also continue to increase the amount of installed renewable electricity generation - this includes in the Netherlands, where installed rooftop solar became operational in four new locations in 2023, with an additional annual generating capacity of 176,000 kWh. It's our intention to move over time towards more onsite renewables and direct purchasing agreements from local renewable projects. Our own assessment shows that our electricity sourcing in 2023 was 98 percent aligned with RE100's technical criteria. We expect a review by RE100 of this figure during 2024.

### Sustainability at the heart of procurement

We have a process in place that helps us screen our suppliers better (through our Know Your Supplier (KYS) approach), enabling us to assess whether they share our commitment in fighting climate change and protecting human rights. In 2023, we also launched a Sustainable Procurement Guideline that contains environmental and human rights criteria for the different procurement categories to inform the process of supplier selection.

### Working towards sustainable tech & operations

ING's Tech teams are focusing on reducing CO2 emissions and the impacts of physical materials (e.g. hardware, cabling, packaging and other waste) related to our data centres, end-user devices and applications. As part of our data centre consolidation, which involves moving to more energy efficient data centres in the Netherlands, ING's data centres in Singapore and the United States were closed in 2023. We were also able to reduce the number of servers supporting our Workplace Services (WPS) environment by 90 percent or approximately 3,000 servers. They were moved to cloud-based servers which are more sustainable than physical servers in our data centre. In addition, we enhanced our CO2 footprint awareness in our workforce, leading to notable reductions in the use of inefficient IT applications. In 2023, we launched a pilot involving four markets to validate ING's approach to measuring the environmental impact of our banking operations processes. Building on this, we are further developing a framework to embed sustainable processes in our operations.

### Conscious working

We promote work practices that encourage employees to be conscious of their impact on the climate. In particular, we focus on striving to reduce our business travel through the use of CO2 budgets, the continued use of video-conferencing tools, and policies designed to encourage the use of rail for travel under 500km. In addition to our efforts to reduce air travel, we also started working on data availability and developing a methodology to measure our employee commuting impact. In 2023, we continued to procure low-carbon fuel on a life cycle basis, known in the market and referred to in this report as 'Sustainable Aviation Fuel' (SAF), from our partners at SkyNRG and Neste (producers). We also procured SAF certificates from Air France-KLM, Lufthansa Group and Singapore Airlines as measures to mitigate our environmental impact. Additionally, we entered into a partnership with Qantas as part of our SAF sourcing approach this year. In total, we procured 1465mt of SAF. Globally, we have an ambition to reach at least 90 percent electric vehicles (EVs) in our car fleet by 2030.

## Steer our portfolios and engage with clients for positive climate impact

ING's largest impact on the environment and earth's climate is through our financing. We advocate for financing more sustainable activities, however we know that we still finance more that is not. Officially endorsing the Paris Agreement in 2015 and joining the Net Zero Banking Alliance in 2021 have set the precedent for the strategic direction of ING to steer our portfolio to net zero by 2050. We use our Terra climate alignment approach to address the most carbon-intensive parts of our overall lending portfolio and steer those to net zero by 2050 or sooner. At client level we use our sector expertise, international network and climate-action experience to accelerate our clients' transitions to a low-carbon economy.

To improve how we advise and finance clients in support of their transitions, we're increasingly incorporating sustainability and climate-related considerations into our decision-making processes. For example, as part of our Terra approach, we have devised transition plans for each sector in scope of Terra which help us drive portfolio-level alignment with net-zero-by-2050 pathways (see 'Sector transition plans for portfolio-level impact' in this chapter).

When we finance our clients, different governance bodies are in place to assess the incorporation of sustainability and environment-related considerations in financing decisions.

## Supporting the energy transition

We believe that the financial sector has a role in helping the world transition to a low-carbon economy. At ING, we take this role seriously, as we strive to be a banking leader in driving the energy transition. The systemic change required means no one can do it alone - governments, NGOs, businesses, financial institutions and individuals all have a part to play - and we can all make the difference for present and future generations if we work together towards the same goals.

The energy sector is under external scrutiny in the journey to decarbonisation and is the most critical to transition to net zero. It is also where ING is focused on driving change with ambitious targets. Our approach to financing the energy sector balances three main societal interests: the need to decarbonise to fight climate change, the need for energy to remain accessible and affordable for people and companies, and the need for security of the energy supply.

Ultimately, building enough new renewable and low-carbon sources of energy will reduce the need for fossil fuels and ING strongly supports the objective of this transition. The global economy's reliance on fossil fuels, in particular on coal for power generation, must reduce to significantly lower levels over the next 10 to 15 years, according to the energy transition pathway set out in the International Energy Agency's (IEA) Net-Zero Emissions by 2050 (NZE 2050) Scenario.

In recent years, ING has stepped up its support for the energy transition to a low-carbon economy. In 2015, ING decided to end the financing of new coal-fired power plants and thermal coal mines worldwide. In 2017, we set a goal to bring our financing down to close to zero by the end of 2025. We have decreased lending to individual coal-fired power plants since 2015 by 87 percent to €77 million. The current portfolio consists of a limited number of legacy loans and we are continuing our efforts to further reduce the outstanding to close to zero by end of 2025 in line with our strategy. Financing to thermal coal mining activities has decreased by 99 percent during the same period.

### Fossil fuels and power generation

ING's energy sector coverage includes finance for oil and gas activities (upstream, mid- and downstream), together with finance for power (generation, transmission, and distribution). In addition, the Trade and Commodity Finance business provides short-term finance to traders of oil and gas.

**Energy outstandings**

| in EUR billion | 2023 | 2022 |
|---|---|---|
| Upstream O&G | 2.5 | 2.7 |
| Mid-and downstream O&G | 14.6 | 15.1 |
| **Total Oil & Gas** | **17.1** | **17.8** |
| **Utilities & Power** | **24.3** | **23.5** |
| *of which renewables* | *9.7* | *8.5* |
| **Total Energy** | **41.4** | **41.3** |

The table above provides a breakdown of the outstanding amounts of ING's energy sector Oil & Gas- and Utilities & Power-related portfolios, which is part of ING's credit risk portfolio. In line with ING's credit risk portfolio, as disclosed in the Risk Management section, these portfolios are defined by industry codes (NAICS) for financial reporting which are based on the primary activity of our clients. The reduction in Total Oil & Gas is driven mainly by the continued reduction in the Upstream portfolio, while the growth in Power is driven by continued growth in Renewables. This is a consequence of the strategic direction announced in March 2022 to step up our efforts to commit to the financing of renewable energy and restrict financing of new oil and gas fields.

The management of ING's energy finance business is framed by our commitment to address one of the world's biggest challenges: climate change. With our Terra approach we aim to steer our oil & gas financing and power generation financing in line with the energy transition pathway set out in the Net Zero Emissions scenario of the IEA.

The Terra approach requires us to set interim and long-term targets based on the factors which are assessed to have the most positive impact on an efficient and orderly energy transition, considering the need to decarbonise, the need for energy affordability and the need for security of energy supply. For the energy sector, we have defined and set targets for upstream, mid- and downstream as well as power generation and we are to define and set targets for Trade and Commodity Finance as well, covering the full energy value chain.

We use the Paris Agreement Capital Assessment (PACTA) methodology, 'PACTA for Banks', which was co-developed with the 2D Investing Initiative (2DII) and other global banks to define the portfolio scope (e.g. asset-level activities and technologies, loan amount outstanding and loan purpose) and metrics (absolute or intensity of emissions reduction) for net-zero alignment target-setting. As our impact on climate change from financing high greenhouse gas-emitting sectors like energy stems from our lending activities, mainly non-lending activities are excluded from our climate alignment approach. For this reason, the scopes and sizes of the oil & gas and power generation portfolios, set out in the Metrics and Targets chapter of ING's 2023 Climate Report, are different to our (full product exposure) disclosures as presented in this paragraph.

Non-lending products, such as Financial Markets and Transaction Services activities, are not directly involved in the exploration of Oil & Gas (Upstream Oil & Gas), therefore these activities, together with the products such as service companies, are not included in our climate alignment steering.

Actively steering the most emissions-intensive portfolios towards net-zero emissions by 2050 is the essence of the Terra approach. In December 2023, following the COP 28 climate conference, ING announced two further strategic actions to support an accelerated energy transition: to phase out the financing of upstream oil & gas activities by 2040 and the aim to realise €7.5 billion of annual commitments in renewable energy finance by 2025. In 2023, ING committed €4.2 billion to the financing of renewables.

Phasing out lending to coal (since 2017) and upstream oil & gas production (by 2040), and increasing our commitments to renewables and other low-carbon energy sources will significantly contribute to our strategic targets and net-zero commitments. In addition to mitigating and reducing greenhouse gas emissions, ING recognises that technology and new market developments are essential drivers of the energy transition. One important area is batteries, which are capable of addressing the inherent intermittent nature of renewable energy resources, like wind and solar, as well as providing much-needed grid stabilisation services. We are also looking at other energy storage mediums like hydrogen, which have additional applications such as alternative fuel for transport and for the energy-intensive industry. Finally, we are closely following the evolution of large-scale carbon-capture utilisation and storage (CCUS) which will be essential where fossil fuels are required in industrial processes that are needed for the global economy and for which there is currently no alternative.

## Trade & Commodity Finance

ING considers energy trade flows to be an integral part of the energy value chain. In 2023, we therefore announced that we would work towards including our Trade & Commodity Finance business in the Terra approach. To date, a methodology for aligning the finance of oil & gas trade flows with energy transition pathways in climate scenarios does not exist. The short-term nature of commodity trade finance and fluctuating intra-year and year-on-year price and trade patterns present unique challenges. As we have done for other target-setting methodologies in the Terra approach, we are collaborating with external experts and peer banks to co-develop a net-zero alignment methodology. We will publish our methodology and set interim and long-term targets for Trade and Commodity Finance in the course of 2024.

**Energy Trading outstandings and limits**

| in EUR billion | 2023 | 2022 |
|---|---|---|
| Oil & Gas Limits | 27.3 | 30.0 |
| Oil & Gas Outstandings | 12.4 | 14.1 |

## Terra approach

We use our Terra approach to steer the most carbon-intensive parts of our loan book towards net zero by 2050. We continue to refine and optimise Terra, dynamically incorporating developments in climate science, and have expanded our coverage to include the mid- and downstream parts of the oil & gas sector value chain, where previously only the upstream part of the value chain was in scope. We also cover our global commercial real estate portfolio, where previously we only covered the book for the Netherlands, and we are expanding Terra to cover Business Banking clients. In doing so, we are first focusing on small and medium-sized enterprises (SMEs) in the Netherlands active in the agriculture (especially dairy farming) and transportation (especially inland shipping and road transportation) sectors. Please note that all progress reported in this paragraph relates to 2022, as emissions data is not available to update for 2023. Furthermore, this paragraph provides condensed information about our Terra approach. For more detail see our 2023 Climate Report published on our website, ing.com.

### Terra sector alignment

|  |  |
|---|---|
| Oil & Gas: Upstream | on track |
| Power Generation | on track |
| Automotive | on track |
| Shipping | on track |
| Steel | close to on track |
| Aviation | close to on track |
| Cement | close to on track |
| Residential Real Estate | not on track |
| Commercial Real Estate | n/a: new reporting scope |
| Oil & Gas: Mid- and Downstream | n/a: newly included |

Based on 2022 climate data, for more detail see our 2023 ING Climate Report

Looking at the progress of our climate alignment, we're currently on track to achieve our medium-term 2030 sector decarbonisation targets in seven of our nine Terra sectors (10 sub sectors). Power generation, upstream oil & gas and automotive have shown particularly strong performance and improvement. Aviation, now within one percent of the benchmark, has also significantly improved compared to the 2021 alignment score and is now within five percent of its alignment pathway. Shipping is on track, and steel and cement are also within five percent of their alignment pathways. This leaves our commercial real estate in the Netherlands, for which we set targets several years ago, and our residential real estate (mortgages) portfolios 'off track', compared to their respective sector alignment pathways. As we have just expanded our commercial real estate targets to also cover our wholesale banking book, and our oil & gas to mid- and downstream, we will present our progress against this target in upcoming reports. In these sectors, the achievement of milestones and targets is heavily dependent on external factors like the decarbonisation of national power grids, international alignment on energy performance certificates, and changes in client and customer behaviour. We once again make a strong call to governments and regulators to mandate and incentivise the changes necessary to accelerate the net zero transition in real estate and other sectors.

The process for reporting on Terra consists of several steps. Internal data relating to our portfolio composition is made available soon after ING's year-end close. External data relating to climate performances is collected later (often between May and September) when this data becomes available. For this reason, our actual performance considering year-end financial information and climate-related information is only available well after the annual report is published and is shared in a separate climate publication. The overall reporting process includes checking the external data for consistency and matching it with internal data. A year-on-year portfolio comparison is made to analyse fluctuations at company or asset level for each sector. This helps us to understand the drivers behind any changes, which can usually be attributed to the climate performance of clients, the composition of sector portfolios and improvements in methodologies. When necessary, scenarios and targets are updated in line with scientific updates to the decarbonisation pathways aimed at keeping global temperature rises within the necessary limits for a sustainable future.

Once the process is complete, we draft a progress report, which is incorporated into our integrated climate report. In the report, we published our per-sector transition plans for the first time. These detail our current and intended actions in support of clients and customers, in collaboration with industry and the market, and in engagement with government and policy-makers. We make specific calls on sector level to governments and regulators to more firmly guide the transition with harmonised policies and incentives that accelerate the decarbonisation of the global economy. The report, approved at Board level, was published in October 2023.

We utilise external data vendors for the sourcing of information related to all Terra sectors (with the exception of upstream oil & gas). Our data vendors have procedures and methodologies in place to perform checks and controls on their data. The data processes and models of our data vendors are not audited, which means that regardless of their checks and controls, data limitations may still exist. Although we perform our own reviews and sanity checks, our procedures cannot fully mitigate the risk of applying inaccurate, incorrect and/or incomplete data. For some sectors, like residential and commercial real estate and mid- and downstream oil & gas, we also make use of proxies and modelling assumptions in our measurements where the data is not available or partly available from our data vendors. Proxies are often sector-average emissions intensities published by governmental agencies. In some cases, the proxy data used for certain countries is based on public data sources from a specific district within that country. Furthermore, these sector-average emissions intensity proxies often may not coincide with the current reporting period, which could lead to over- or understating the portfolio emissions intensity.

## Sector transition plans for portfolio-level impact

To clarify our sector strategies and approaches to net-zero targets, we have devised transition plans for each of the sectors in scope of Terra (sector transition plans). These help us to translate sector strategies and targets into tangible actions and drive portfolio-level alignment with net-zero-by-2050 pathways. Tailored plans to each sector take into account the specific conditions, opportunities and challenges of that industry. They are also consistent in that they all strive to create alignment, will drive action and make impact at three levels: with clients, with the market/industry (and our peers active in the respective industries), and with governments and policy-makers - with a fourth element being the upskilling of our colleagues.

To be able to better assess the climate performance of our clients, and then use these insights to identify risks and opportunities for supporting clients in their transitions, we have developed a bespoke 'client transition plan' tool. This online platform is where we've started to centrally collect, assess and monitor publicly disclosed climate transition plans of our largest corporate clients, starting with those in scope of Terra. The transition plan data collected includes, where possible, historic emissions (scope 1, 2 and 3), commitments, targets, action and investment plans, governance and strategy (such as low-emission products and services). The data is sourced from the Carbon Disclosure Project (CDP), the Science-Based Targets initiative and public sustainability reports, and where possible including scope 1, 2 and 3 emissions, targets and investment plans of each client, starting with those in scope of Terra and eventually expanding to cover all Wholesale Banking clients. By aggregating this information, we can engage in data-driven discussions with our clients that should lead to greater impact. The tool will also help make our credit approval process more efficient.

## Challenges facing our sector transition plans

Each sector for which we have introduced specific transition plans faces unique challenges on its route to net zero. Our sector teams, together with ING's Economics department, have identified policy interventions that we believe are necessary for each sector to achieve its net-zero goals. In steering our own portfolio, we are dependent on these external actions to meet the 2030 and 2050 targets we have set.

### Power generation

The sector is facing various hurdles, including increased costs, delays in issuing permits, availability of land, and wider supply-chain bottlenecks. Given that the actions described below typically have long lead-times, urgent government action is required.

**Maximise solar and wind energy:** via permissions and funding incentives like contracts for difference (CfDs). Boost power storage technologies such as batteries and hydrogen via hydrogen infrastructure and, where necessary, provide subsidies.

**CO2 infrastructure:** grant permits and build infrastructure for carbon capture and storage (CCS) on existing waste and biomass incineration plants to create negative emissions.

**Power grids:** expand, strengthen and modernise (high voltage) power grids to prepare for increased electricity demand, rapid renewable capacity build-out and extreme weather conditions. This includes the use of batteries for grid support.

**Dynamic pricing:** for corporates and for consumers, to better match the supply and demand of highly variable output from renewable power sources (solar and wind).

## Oil & gas

The challenges we see in this sector include:

**Reduce methane (CH4) emissions:** This can include binding commitments and the implementation of norms and regulations, as well as bringing in additional countries to the Global Methane Pledge. Reducing methane leaks to the atmosphere is the single most important and cost-effective way to bring down these emissions. There are also opportunities in the elimination of routine flaring during crude oil extraction and integrating renewables and low-carbon electricity into oil & gas production.

**Maximise carbon capture and storage (CCS):** The pace of decarbonisation of fossil fuels can be hastened by harnessing the potential for CCS. For this, both permissions and infrastructure are required – in the oil & gas industry, and also in 'hard to abate' energy-intensive sectors that remain heavily dependent on fossil fuels like the cement, steel and petrochemicals industry. Many net-zero and 'true greening technologies' still take years to scale-up before they have a sizable impact on emission reduction, and in the meantime, CCS is an important bridging technology.

**Maximise hydrogen (H2), biomethane and advanced biofuels:** These present near-term opportunities to supply the energy system benefits of oil & gas without additional carbon emissions. According to the IEA, these low-carbon fuels would need to account for 13 percent of total energy supply by 2030 for the world to be on track for net-zero emissions by 2050. We are seeing increased support for hydrogen, for instance from the European Commission, which created the European Hydrogen Bank to 'guarantee' a price for H2 off take. However, member state and EU support mechanisms are not always aligned.

## Cement

According to the IEA Tracking Clean Energy Progress report, the global cement industry is not on track to meet its net-zero targets. The report shows that the direct CO2 emissions intensity of cement production has been broadly flat over the last five years. Major policy developments of the last year (such as the US Inflation Reduction Act and the EU Green Industrial Plan) hold promise for reducing emissions from the cement sector, but more cooperation between advanced and developing economies is needed to establish effective climate policies and prevent carbon leakage. Development and deployment of low-carbon technology innovation – such as low clinker cement, carbon capture and storage, and electric kilns – needs to be stimulated, together with emerging technologies in material efficiency and cement recycling.

## Steel

For the steel sector to be able to reach its net-zero targets, clear regulation that incentivises and supports the substantial investments needed in new technology is essential. In addition, the transition the sector is going through requires green electricity and hydrogen infrastructure. Cooperation between developed countries on carbon pricing and border taxes will be required to avoid carbon leakage in the initial phase, after which the knowledge gained should be used to support other major markets like China and India in their transition.

## Automotive

Given the global footprint of the automotive industry, the following steps should be undertaken swiftly and aligned across the major regional markets of China, Europe and the USA.

**Electrification:** continue to stimulate the shift to electric vehicles (EVs), by setting norms and phasing out internal combustion engine vehicles (ICEs), with the aim to gain scale in EV production, stimulate the development of product ranges, and reduce the relative total cost of ownership (TCO)/km of EVs.

**Infrastructure:** invest in the accelerated roll-out of EV-related (charging) infrastructure, shift subsidies from fossil fuels to renewable power, establish localised battery value chains and promote circular practices to secure resources in the long term.

**Decarbonise EV value chain:** enforce EV battery recycling and hold both manufacturers and mining companies accountable for decarbonising their production processes.

**Behavioural change:** incentivise the replacement of existing ICEs and stimulate the production of energy efficient EVs by introducing CO2-related road-charging systems, as well as encouraging the use of public transport and car-sharing. Educate and inform car owners of the lower total cost of ownership of EVs versus ICEs.

## Shipping

In steering our own portfolio we are dependent on these external actions to address challenges in the shipping sector, to meet the 2030 and 2050 targets we've set.

**Efficiency in fleet and voyages:** significantly reduce carbon intensity of vessels and voyages through increased efficiency measures in the short term (such as energy-saving devices, 'slow steaming', use of shore-power in ports and voyage optimisation).

**Availability of alternative fuels**: scale up availability of low(er) carbon fuels in ports, including drop-in fuels for existing vessels. Mandate alternative-fuel-capable new builds and retrofits for operating on low carbon fuels (produced through green pathways) including hydrogen-based e-fuels. Promote green shipping corridors to create demand for alternative fuels.

### Aviation

Actions to engage with government and policy makers are needed to meet net-zero targets. For example, via IMPACT, there is a need to advocate for reporting standards for airlines and lessors to create more transparency and consistency. There is also a need for more research into policy, regulatory and market trends to monitor developments in pricing schemes and sustainable aviation fuel (SAF).

### Residential real estate

Reaching net-zero milestones in residential real estate is largely dependent on the national energy mix of the countries where the homes are located, and requires governments and institutions to accelerate the installation of new renewable electricity capacity and shift away from fossil fuels like coal, oil, and natural gas.

Governments also have a primary role to play in driving changes in consumer behaviour by mandating, incentivising, and supporting homeowners to make sustainability an integral consideration when constructing or renovating their homes. While the take-up of our sustainable housing products and services has shown the promise of change to come, we note that demand among customers is still not at the level required to drive the transition.

We continue to engage with government and regulators, like in Australia, where we participate in discussions with government and banking sector peers to advocate for improvements to the data and systems used to understand household energy use.

In both the Netherlands and Belgium, we participate in round-table discussions with government on how to finance improvements in energy efficiency, also participating in regional Belgian working groups aimed at accelerating sustainable home renovations.

At EU level we've contributed (as a member of the steering committee) to the Energy Efficiency Financial Institutions Group and to the evolving Energy Performance Buildings Directive (EPBD), and generally seek opportunities to engage on energy efficiency policy.

### Commercial real estate

EU legislation on sustainability in real estate, including climate-related policies, is being developed (for example the 2021 revision of the EPBD, adopted in early 2023), however the requirements for the real estate sector from current legislation are still limited, and sometimes voluntary.

We therefore believe that it is necessary to urgently implement a blend of subsidies, regulations and norms that incentivise the deployment of decarbonisation measures (like insulation and heat pumps) and limit transition risks.

We also see the need for norms and regulation on data measurement and disclosure. Data measurement is a precondition for managing CO2 emissions. The real estate sector should be required to measure and disclose the CO2 emissions of buildings, and define strategies to fill in 'data gaps'. Sound data measurement is not only needed to reduce emissions, but is also a way to anticipate (future) legal reporting requirements. Data quality and disclosures should be ensured via central registration.

**Carbon pricing**: introduce market-based mechanisms such as a global carbon pricing to incentivise the take-up of alternative fuels, bring about drastic reduction of emissions, and provide price parity for low-carbon fuels.

## Nature

Nature is all around us. It's essential for our existence, good quality of life, and economic prosperity. Biodiversity, which is the variety of and interaction between all living things on earth, gives nature strength and resilience.

Our nature approach builds on our Terra approach on climate. We aim to integrate nature in the structures we've already put in place for climate action, and in our sustainability approach in general. Climate change is one of the drivers of nature loss; with our updated approach we aim to address other main drivers as well. We've identified three objectives that support this, focusing on the impact we have through our loans to companies:

- Managing risk and impacts;
- Steering our portfolio and engaging with clients;
- Promoting 'nature-mainstreaming' internally and externally.

With our approach on nature, we aim to take impactful steps to contribute to halting and ultimately reversing nature loss. See our Nature publication on ING.com for the updated approach, our ambitions, objectives, actions and methodologies in more detail.

## Financed emissions

We have measured our absolute financed emissions at year-end 2023 associated with our direct lending and investment activities, also known as absolute GHG scope 3 category 15 emissions. We use financed emissions and intensity metrics in a complementary way. Analysing financed emissions helps us to identity hotspots in our portfolios. For the relevant hotspots, where available data and methodologies allow, we select the most suitable methodology and metric to apply to each sector's activities as per our Terra toolbox approach.

We calculate our absolute financed emissions using the Global GHG Accounting and Reporting Standard for the Financial Industry, developed by the Partnership for Carbon Accounting Financials (PCAF). Emissions data and financial data are input for our absolute financed emissions calculation. We gather emissions data from, among others, PCAF and the Carbon Disclosure Project (CDP) and financial data from internal databases and Standard & Poor (S&P) Capital IQ.

The following tables show ING's financed emissions per asset class and business line. The tables present our outstandings as of 31 December 2023 and how much of these outstandings we have been able to measure against climate data, and for which we were able to calculate the absolute financed emissions. For example, looking at Commercial Real Estate WB, we were able to calculate the absolute financed emissions for 73.1 percent of the portfolio. For the remaining 26.9 percent this was not possible due to the unavailability of data. Overall, we have calculated the absolute financed emissions for 97.1 percent of our portfolio.

**Financed emissions 2023 based on NAICS codes**

| Asset Class | Outstanding in EUR billion | Measured in EUR billion | Outstanding coverage | Financed emissions in kt CO2e [1] | PCAF data quality score |
|---|---|---|---|---|---|
| Residential Real Estate (Mortgages) | 332.4 | 332.0 | 99.9 % | 6,034 | 3.4 |
| Commercial Real Estate WB | 22.7 | 16.6 | 73.1 % | 421 | 3.2 |
| Commercial Real Estate BB | 23.7 | 11.6 | 49.0 % | 272 | 3.0 |
| Business Loans - Wholesale banking | 191.4 | 191.0 | 99.8 % | 39,772 | 3.7 |
| Business Loans - Retail banking | 76.8 | 76.8 | 100.0 % | 10,789 | 5.0 |
| **Total Lending in scope** | **647.0** | **628.1** | **97.1 %** | **57,288** | **3.7** |
| Total Equity Investments | 3.6 | 3.5 | 99.0 % | 78 | 5.0 |
| Total Corporate bonds | 1.0 | 1.0 | 100.0 % | 263 | 5.0 |

1 For our measurement of financed emissions, we continued to use the initial PCAF database and we made use of the new emissions data from CDP and financial data (i.e. Enterprise Value Including Cash (EVIC)) from S&P Capital IQ. Residential and Commercial Real Estate are measured using property type-, country-specific data and emissions factors.

**Financed emissions 2022 based on NAICS codes**

| Asset Class | Outstanding in EUR billion | Measured in EUR billion | Outstanding coverage | Financed emissions in kt CO2e [1] | PCAF data quality score |
|---|---|---|---|---|---|
| Residential Real Estate (Mortgages) | 326.9 | 326.9 | 100% | 7,018 | 3.8 |
| Commercial Real Estate (incl. REFNL) | 36.2 | - | - | - | 0.0 |
| Business Loans - Wholesale Banking | 187.1 | 186.9 | 100% | 43,516 | 3.6 |
| Business loans - Retail Banking (excl. REFNL) [2] | 87.1 | 87.1 | 100% | 10,762 | 5.0 |
| **Total Lending In Scope** | **637.3** | **600.9** | **94%** | **61,295** | **3.9** |
| Total Equity Investments | 3.6 | 3.5 | 98% | 80 | 5.0 |

1 We improved the data quality of our balance sheet related to our Wholesale Banking (WB) clients, and we aligned the calculations for both our WB and Business Banking books with the PCAF methodology. The net effect of these two improvements led to an increase of our financed emissions of 9.4% compared to the reported financed emission in the 2022 Annual Report.
2 For Business Banking, the data of 2022 is based on NACE codes.

Our estimates cover our lending book, including Wholesale- and Retail Banking, equity and corporate bonds as of 31 December 2023. This year we included, in addition to the outstandings, the emissions associated with our Commercial Real Estate (CRE) portfolio. The CRE outstandings (WB and BB) for 2023 include secured loans for the entire CRE portfolio, whereas in 2022 this was partly reported in the Business Loans - Retail Banking portfolio. Due to data limitations, we did not publish emissions related to sovereign debt, however we plan to include this in our next reporting.

This year's calculations for ING resulted in an estimate of 57.3 million tons of $CO_2e$, including our clients' scope 1 and scope 2 emissions. We plan to also disclose scope 3 emissions of our clients in line with PCAF, and EBA pillar 3 reports to be published in the third quarter of 2024. More than 99 percent of the emissions are associated with our lending book portfolio, while the remaining part is associated with our equity and corporate bonds book. In 2023, the financed emissions associated with ING's lending books decreased by almost 7 percent compared to 2022. These results are not easily comparable due to fluctuations caused by (i) changes in outstandings of our clients, (ii) changes in financial data (i.e. Enterprise Value (EVIC) and other balance sheet financial indicators), (iii) fluctuations in FX movements and (iv) other data quality improvements.

The outstanding amounts per asset class are based on our credit risk exposures which are also used for our risk management reporting as at year-end 2023. PCAF defines investments and financial instruments, which are the basis for financed emissions reporting. Applying these definitions, result in a revised scope and outstanding amounts than disclosed in other sections of this report, such as the Consolidated Financial Statement and the Risk Management section. For example, while the exposure to corporate guarantees are included in the risk management exposures, they are excluded in the financed emissions tables in accordance with PCAF. Please refer to the 'ESG appendix' for further details such as a breakdown per (economic) sector of our lending portfolio, applied methodologies and data limitations.

## ING's role in accelerating our Wholesale Banking clients' transition to net zero by 2050

ING has a role to play in partnering with governments, corporates, citizens and other banks to mobilise the capital needed to successfully finance the unprecedented economic paradigm shift and facilitating the transition to net zero by 2050. An important part of this role is to work with clients and help them achieve their sustainability goals, and where possible in line with science-based trajectories.

Our strategy builds on the following crucial pillars for our success:

- Partnerships in the evolving sustainable finance markets, be it with regulators, other banks or corporations to set standards that increase transparency for the market. We cannot transition alone and therefore we deem partnerships with our peers and governments as one of the most important pillars.
- Measure our own progress by continuously reporting on our main strategic objective: to increase volume mobilised to support the transition.
- Tailoring our products to the needs of our clients. We recognise the diversity of our lending book where strong sector expertise is required to match our well-established and leading sustainable finance expertise. Therefore, we work together across teams to develop innovative new products that anticipate and meet the needs of our clients and support their sustainable actions.
- Engaging with individual clients to understand their sustainability strategies and transition plans, support them to connect within their value chains, jointly working to meet global targets set in the Paris Agreement and the Sustainable Development Goals and adhere to ESG regulations.

Through our sustainable finance activities, we aim to deliver on our main ambition - reaching net zero by 2050 through the engagement we have with our clients. We recognise that green is not always black and white and that delivering on this commitment is not an easy task. As the world of sustainable finance is maturing, so are we and we are continuously adapting to new market standards, data availability and quality and the availability of sector-specific pathways that can accelerate our sustainable transition.

### Developments in the sustainable finance market

2023 was a year where sustainable finance markets around the world significantly evolved. From the Green Light Committee, to the Green Bond Standard by EU Member states, to the Financial Conduct Authority (FCA) that requires asset managers to improve ESG fund disclosures. A global wave of regulatory proposals has impacted how we do our business. All these developments are aimed to increase transparency, establish market norms and above all, to prevent greenwashing in the sustainable finance market.

Specifically, product-based market standards have provided guidance on how we engage with our clients. ING welcomes the market-led standards from the International Capital Market Association (ICMA), the Loan Market Association (LMA) and the Loan Syndications and Trading Associations (LSTA) and the greenwashing guidance from supervisors like the European Securities Markets Authority (ESMA) and the Dutch Authority for the Financial Markets (AFM). The additional guidance sets a market precedent and a minimum standard, which enables us to engage with our clients, but also other banks in a similar way.

An important development earlier in 2023 was the update to the Sustainability-Linked Loan Principles, set up by a working group, including ING and led by the LMA. The update provides enhanced guidance on structuring a sustainability-linked loan. In addition, the LMA has helped standardisation efforts by providing legal language for loan agreements that all banks should use when describing SLL structures in loan documentation.

What remains less specifically defined is the term 'sustainable' as well as 'transition finance', especially on what attributes are required for a particular asset or project to be classified as 'green', 'environmental', 'sustainable', 'social' or any similar label. A basis for the determination of such a definition has been established in the EU with the publication in the Official Journal of the EU on 22 June 2020 of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 (the 'Sustainable Finance Taxonomy Regulation') on the establishment of a framework to facilitate sustainable investment (the 'EU Sustainable Finance Taxonomy'). We follow such regulations closely and encourage our clients to do the same.

### How we measure our contribution: sustainable volumes mobilised

In the absence of clear definitions on the terminology and use of the term 'sustainable', ING defined 'volume mobilised' as the internal and external measurement of progress. We are committed to supporting our clients in their sustainable transition through our product offering and set ourselves the target to mobilise €125 billion of volume by 2025. We differentiate between green and social products and sustainability-linked products. For green and social products, the proceeds are dedicated to finance assets that are in line with the Green or Social Loan/Bond Principles, hence, financing a specific sustainable economic activity. Sustainability-linked products are a client engagement product and designed to change the behaviour of a client and steer their transition. The Sustainability-Linked Loan Principles by the LMA are the main market guidance. Our product offering applies to our lending, as well as to our investment activities on capital markets. For more information on the detailed methodology, please see the 'ESG appendix'.

In 2023 we mobilised €115 billion of volumes for our clients that contributes to their transition. This is up from €101 billion in 2022. The total number of sustainability transactions we supported in 2023 was 792, up nearly 62 percent from 491 in 2022, where sustainability-linked loans and bonds, green loans and bonds are the four main categories that make up the vast majority of volume mobilised. Additional information on the scope, definition and methodology of volume mobilised is included in the ESG appendix and can be found on our website: www.ing.com/Sustainability/Performance-and-reporting.htm

## Supporting our clients through green and social financing structures

We believe that by financing dedicated proceeds to green and/or social investments, we can significantly accelerate a green economy.

Green financing solutions, such as green bonds and loans, form an integral part of our sustainable finance strategy as they are used to fund specific green or sustainable projects. To make sure the proceeds of the loans and bonds are allocated to activities which have a positive impact on our environment, we structure our Green Loans and Green Bonds according to the market-accepted practices, in particular the Green Loan/ Bond Principles, and align them where possible with the EU Taxonomy. These principles give guidance on eligible categories for green financing, as well as guidance on the allocation process for proceeds and how to report on the allocation.

Our sustainability efforts are also directed towards the social aspects of helping customers and society stay a step ahead of the challenges they face. Social loans and bonds focus on providing funding for social projects which aim to address or mitigate a specific social issue. They can also seek to achieve positive social outcomes for specific demographic groups, such as access to healthcare in low-income countries. For this, we also use the Social Loan/Bond principles for guidance.

Our sustainable finance experts work across sectors to harness innovation and disruptive technologies that have the potential to accelerate the transition of our clients and our portfolio to net zero. They collaborate with our global sector coverage colleagues to achieve this, complemented by teams and centres of expertise dedicated to particular emerging themes. For example, the Sustainable Value Chains team, created in May 2023, aims to investigate and capitalise on new business opportunities that cut across existing and new value chains.

## Green bond framework funding green through ING's green bond framework

To support the growth of our green finance portfolio, and to meet green funding needs, ING issues green bonds, supported by our green bond framework. The framework aligns with the International Capital Market Association's (ICMA) Green Bond Principles (GBP). We intend to allocate the proceeds of our green bonds to an Eligible Green Loan Portfolio of new and existing loans including renewable energy projects and green buildings.

Under this framework, ING Group and its subsidiaries can issue any debt security (such as senior bonds, subordinated bonds, covered bonds, commercial papers and medium-term notes) to finance and refinance assets and projects which aim to contribute to the UN's Sustainable Development Goals and our own sustainability. ING established its sustainable debt strategy via the publication of the framework. Since then, we have continued to take steps to enhance our sustainable debt strategy and see it as an important tool in supporting the growth of our own sustainable finance portfolio.

In alignment with the ICMA's 2021 GBPs, the framework is presented through four pillars: use of proceeds, process for project evaluation and selection, management of proceeds and reporting. The framework also follows the recommendations of the Green Bond Principles regarding external review.

## Supporting our clients through sustainability-linked structures

Sustainability-linked loans/ bonds (SLLs) link interest margins to a company's sustainability performance through mutually agreed KPIs and pre-defined annual performance targets. This mechanism enables ING to support, motivate and reward or punish clients in their aim to become more sustainable. ING is the creator of the sustainability-linked loan, pioneering it in 2017 for Philips. The original loan was linked to the improvement of Philips's Sustainalytics ESG rating and later converted into a KPI-linked loan with KPIs aligned with Philips's sustainability goals for lives improved, lives improved in underserved communities, circular revenues, and operational carbon footprint.

Improved market standards and guidelines support us in having more focused discussions with our clients regarding defining KPIs and address the most material ESG topics of our clients through meaningful and ambitious sustainability performance targets. We ask our clients to externally verify sustainability performance targets in line with the Sustainability-Linked Loan Principles by the Loan Market Association (LMA). We believe that through the annual check-in on targets and continuous client dialogue, we have the chance to support our clients' transitions from up close, thereby also delivering on our own strategy. As the originator of the sustainability-linked loan, we strive to keep standards for the use of sustainability-linked instruments high and welcome all initiatives to strengthen and protect the credibility of the sustainability-linked loan market. For more information on ING's stance towards sustainability-linked structures, please refer to our 2021 Position Paper: www.ingwb.com/binaries/content/assets/insights/themes/sustainable-finance/the_credibility_of_the_sustainability-linked_loan_and_bond_markets-position_paper_ingwb.pdf. In 2023, sustainability-linked loans accounted for nearly 41 percent of the financing volume mobilised by ING that contributes to our clients' transitions to more sustainable business models. For more information on the process of KPI selection for SLLs, please see our 2023 Climate Report on ing.com.

## Supporting our clients through ESG advisory

Besides financial support, we help clients navigate the rapidly changing regulatory landscape and advise on their net-zero strategy. Clients benefit from our deep and broad experience built up over the years helping other companies on ESG-related journeys. Some clients are ahead of the curve and for them we frequently act as a sounding board, alongside our financing-related role. Other clients are at the early stages of their sustainability journey. For them, we provide guidance based on our market experience and suggest areas where they can make impact to become aligned with climate pathways and their peers. The core services we offer through our ESG Advisory expertise are centered around ESG strategy advisory, ESG rating advisory, ESG reporting advisory and ESG product advisory.

### Other ways to support our clients

We also look for other ways to support clients taking steps to achieve their sustainability ambitions and anticipate the future economy. Many of these ambitions are based on innovative technologies, business models or client propositions that have a higher risk profile and are not yet suitable for standard financing solutions. ING supports clients with their sustainability goals by providing risk-bearing capital, offering a wide range of tailor-made financial solutions, including equity (investments) and subordinated debt. In addition to this, we help drive the necessary net zero-supporting innovation by functioning as a laboratory for new sustainable technologies and business models in need of financing within the EMEA region, with a focus on circular economy, bio-chemicals, waste and water, and other sustainable development projects.

## Product offerings for Retail Banking

In Retail Banking, we aim to help customers transition to a low-carbon environment. While we have provided sustainability products and services in Retail Banking since 2017, in the last two years we have introduced sustainable banking products across our markets, following a sustainable alternative products roadmap, to facilitate this transition. It is our aim to have sustainable alternatives for our main retail products in all markets by 2025.

### Product offerings for Retail - Private Individuals

Sustainable housing is one of our main priorities in this area. Residential real estate represents one of the more carbon-intensive sectors that we lend to. Therefore, it is an opportunity for us to work together with our customers to reduce the CO2e intensity of their homes.

We aim to steer our work in this area as part of our Terra approach, towards delivery of ING's overall net-zero commitment by 2050 – including intermediate 2030 ambitions. To reach net zero, homes in ING's mortgages portfolio should reach an average CO2e intensity of 16.8 kg CO2e/m2 in 2030 and 0.3 kg CO2e/m2 in 2050. These milestones are informed by our convergence pathway, with the latest net zero pathways published by the Carbon Risk Real Estate Monitor (CRREM V2.02). We aim to steer our mortgage portfolio in the Netherlands, Germany, Belgium, Poland, Spain, and Australia, representing around 96 percent of our mortgages book (excluding WestlandUtrecht Bank) in terms of outstanding.

In 2023, we continued to work on this priority, covering how we finance customers to change, provide inspiration and information that helps them in this process, and finally how we engage with partners and governments to support ecosystem change. Such engagement with external stakeholders helps to inform the choices we make, particularly related to how we connect our customers with renovation service providers.

To limit negative consequences and empower our customers to realise the positive impacts of making their homes more sustainable, we offer sustainable mortgages that incentivise customers to choose energy-efficient homes in the Netherlands, Germany, Belgium, Italy, Romania, and Spain. In Poland, we continued to support customers in making sustainable decisions with a mortgage for energy-saving houses. In the Netherlands, we launched a new renovation mortgage, which, for example, allows customers to increase their loan-to-value to help cover the cost of renovations. We also continued to offer unsecured sustainable consumer loans that can be used for energy-efficiency renovations in Belgium, Luxembourg and Poland, extending this offer to Germany in 2023. In Romania, we provide incentives for the installation of solar panels.

In addition to our own financing, we contribute to efforts that connect homeowners to public financing - like our financing (through our Business Banking lending) of the Warmtefonds (National Heat Fund), which aims to have both a positive environmental and social impact by enabling low-income households in the Netherlands to make their homes more sustainable. In 2023, ING made a further €200 million in financing available to the National Heat Fund.

We also provide customers with a range of tools and platforms that can support them in their renovation efforts. This includes providing access to renovation platforms that help customers determine what renovation actions to take, link them to renovation contractors, and connect them to financing to pay for the necessary improvements. These platforms include homeQgo in the Netherlands, CFP in Belgium (through our mortgage advisers) and a renovation calculator built in partnership with KfW Bank in Germany.

We strive to raise awareness and educate customers, and have made increasing amounts of information available. In Belgium, for example, we have launched a Sustainable Buildings Guide, a free digital tool that helps customers identify which investments to make to improve the energy performance of their homes. We are also providing renovation-related insights to customers via email newsletters and our websites. In the Netherlands, our web pages on sustainable housing have been visited more than 200,000 times.

We also continue to build our customer advisory services, for example in the Netherlands, Belgium, and Germany where we provide training to mortgage advisers on eco-renovations so they can better advise customers interested in improving the sustainability of their homes. For more information on our sustainable housing approach, see our 2023 Climate Report on ing.com.

We monitor the effectiveness of each of these efforts at the country level, and collectively aim to steer on those through a Net Zero Housing Committee, which brings together representatives from our largest mortgage markets, and colleagues from ESG Risk, Retail Banking, and Sustainability. A key insight we have learned from all our efforts is that renovating homes to improve energy efficiency is a massive challenge for homeowners (particularly those most vulnerable) and housing renovation companies, and requires significant government intervention to regulate, incentivise, and support the process. Accordingly, ING is committed to increasing our engagement with government and other stakeholders to create more momentum towards such renovations in society.

### Product offerings for Retail - Business Banking

We are helping Business Banking customers make their businesses future-proof, by offering loans and leasing solutions for sustainable purposes (e.g. transition to renewable energy, sustainable real estate, electric vehicles). Our ambition is to offer relevant sustainable financing alternatives in all countries and segments and grow our new production of sustainable financing from approximately €1 billion today to over €2 billion by 2025.

To offer relevant solutions for all customer segments, our product offering ranges from instant sustainable loans for the self-employed and micro companies, to tailor-made sustainable loans and lease solutions for SMEs and mid-corporates. Products such as sustainable loans, sustainable lease solutions and sustainability improvement loans are now offered in the Netherlands, Belgium, Romania, Poland, Türkiye and Luxembourg. A key development in 2023 was a new agreement with the European Investment Bank (EIB) making €600 million available for new sustainable loans and leases, at favourable interest rates, to SMEs in Belgium, the Netherlands and Luxembourg to boost sustainability.

In the Netherlands, we continue to build on our successful real estate platform that helps customers gain insights on their commercial real estate, provide actionable insights and advice to improve their energy performance while providing financing solutions. We have scaled this platform to Belgium and are exploring further ways to extend it to other markets and sectors.

Another notable development in 2023 was the launch of a carbon footprint calculator in Poland, which helps SMEs calculate their carbon footprint using their own data on energy consumption, raw materials, and resource use.

## Manage climate and environmental risks

Managing our climate (and other environmental) risks is a key element of our climate approach and ING's overall strategy. We have invested a significant amount of time and resources in developing our capabilities and expertise in this emerging and fast-developing area of risk, and strive for continuous improvement.

ING's integrated climate approach considers how we can mitigate climate change through our financing as well as how climate change may adversely impact our business. We're working to become more resilient to climate risk, and have the ambition to become an expert in managing and mitigating these risks as we are in managing credit and other forms of financial risk.

Climate risk can impact the macro-economy, businesses, and individual households. Ultimately, physical and transition risks could impact our balance sheet and profitability. Our approach is focused on consistently embedding climate risk considerations across our global organisation, aiming to make it an integral part of how we do business.

Over the near-term time horizon, we plan to continue refining our methodologies to evaluate climate risks and opportunities. We're working on putting into practice quantitative methodologies for climate and environmental (C&E) risk identification, materiality assessment and risk appetite setting. This is supported by the integration of C&E risk considerations in risk policies and procedures, our ESG Risk Framework.

Going forward we aim to further enhance our climate and environmental risk management by:
- Continuing to address the expectations of the European Central Bank (ECB) Guide on climate-related and environmental risk;
- Continuing to close the gaps on climate risk data;
- Improving our understanding and assessment of the impact of other environmental factors such as biodiversity;
- Identifying opportunities to support our customers who face transition or physical climate risks;
- Building up capacity and upskilling colleagues to understand and deal with the impacts of climate and environmental risks.

Read more on ESG risk structure and governance in 'Risk management'.

### Meeting ECB expectations

The European Central Bank expects all banks to be aligned with the 13 expectations outlined in the ECB's guide on climate-related and environmental risk. We are currently addressing these, and aim to be aligned with the ECB's expectations by the end-of-2024 deadline.

### Continuing to close data gaps

Climate-related data is essential to fully understand and manage C&E risks and to report in line with current and upcoming regulations on ESG disclosures. To keep improving our assessment methods for both physical and transition risk, we need detailed data from our counterparties, including data on specific assets and regions, their vulnerability to risks, and the actions they are taking to mitigate these risks. We have partnered with various external data providers and have launched internal initiatives to source data directly from our clients and suppliers. Data quality poses a universal challenge for companies and financial institutions managing climate and environmental risk.

### Understanding and assessing interlinkages and dependencies

Biodiversity loss is inextricably linked to climate change, and our approach to ESG risk includes managing nature-related risks. We aim to introduce further granularity in our biodiversity hotspot analysis, and have been testing an approach for measuring biodiversity impact which we expect to give us more detailed insight into the sectors in our portfolio that are both most dependent on and most impacted by biodiversity.

## Supporting customers

We're currently developing an online platform to centrally collect, assess and monitor the publicly disclosed climate transition plans of our clients. This platform will rely on information sourced from the Carbon Disclosure Project (CDP), the Science Based Targets initiative and clients' own public sustainability reports. By aggregating this information, we'll improve our insights into our clients' transition plans, and be better able to identify both risks and opportunities - enabling us to better support our clients in mitigating and adapting to the effects of climate change.

# Sustainability related disclosure requirements

## Sustainable Finance Disclosure Regulation

As of 31 December 2023, the investment funds at ING, which are following the disclosures according to Article 8 or 9 of the Sustainable Finance Disclosure Regulation (SFDR), accounted for 58 percent of total client assets (assets under management and/or custody) in funds distributed in EU markets. These funds were purchased by our customers in the Netherlands, Belgium, Luxembourg, Germany, Spain, Romania, Poland and Italy.

ING is undertaking many efforts to create transparency and facilitate the transition of products using the SFDR framework. For example, during 2023 ING launched an Article 9, Sustainable Development Goals (SDGs) Impact fund, aimed at investors who want to make a positive contribution to the sustainability factors of people, the environment and society with their investments. The fund is available in the Netherlands, Belgium, Luxembourg and Germany and is managed by the experts of ING's Investments Office. ING Impact funds joined our efforts during 2023 in the Netherlands and Belgium.

We disclose the ratio of client assets in SFDR Article 8 and 9 funds of total client assets in funds, to provide insights and transparency into our clients' portfolios. According to SFDR, Article 8 refers to a fund promoting, among other characteristics, environmental, social or a combination of those characteristics. Article 9, according to SFDR, refers to funds with sustainable investments, or a reduction in carbon emissions, as its objective. For funds managed by third-party asset managers, we rely on information provided by them, with no further review of the classification by ING.

Essentially, SFDR is a disclosure regulation and does not yet reflect a level of sustainability of funds. Leveraging on extensive data points provided through SFDR as well as complementary analyses, ING continues to develop methodologies to present customers with an even more insightful and transparent view on their investments, while monitoring regulatory developments, including the supervisory authorities' guidance. Eventually, it is through collaboration with asset managers, distributors, regulators, and investee companies that we can achieve a transparent market standard for our retail customers.

## Sustainable investing services

ING is a signatory to the UN-backed Principles for Responsible Investment and as a provider of investor services to our Retail Banking customers, we are committed to incorporating environmental, social and governance (ESG) issues into investment decisions, policies and processes that underpin these services.

We have been reporting on sustainable investing services (SIS) for more than a decade. Over the past years, new regulations and definitions of sustainable investing have been introduced, such as the EU Taxonomy, the Sustainable Financial Disclosure Regulation (SFDR) and the Corporate Sustainability Reporting Directive (CSRD). We continue to enrich our SIS methodology, developed by ING using a diverse set of ESG criteria, leveraging regulation and integrating it in our SIS methodology.

During 2023, ING's SIS applied to our biggest sustainable investment markets: the Netherlands, Belgium, Luxembourg, and Germany, with total sustainable investments valued at €16.0 billion, up from €14.7 billion in 2022. The increase was influenced by the overall market performance of equities and bonds, which increased by 12 percent on average.

Our services cover all asset classes including dedicated portfolios, investment funds and structured products, available in brokerage, advisory and discretionary management propositions. Read more about our sustainable investment services on ing.com.

As regulations and market standards constantly evolve, ING is investigating various ways of categorising and reporting on SIS and we are monitoring regulatory developments. We believe that transparency, uniformity and collaboration are needed from all market participants, to create a meaningful reporting standard for customers, which can easily be benchmarked against other investments.

## Integration of the EU Taxonomy regulation

The EU Taxonomy Regulation (EU Taxonomy) is a published regulation in the Official Journal (Regulation (EU) 2020/852 of 18 June 2020) of the European Commission (EC). This regulation is introducing a reporting obligation for corporates to disclose environmentally sustainable economic activities based on the six environmental goals set out by the EC. The EU Taxonomy is part of the EC's overarching Green Deal and serves as a common classification system for economic activities.

Next to the overarching regulation, the two main concepts of the EU Taxonomy for corporates subject to reporting, eligibility and alignment, are introduced in Article 8, Delegated Act EU 2021/2178 (DA). An asset is deemed eligible when the activity is described in the DA, after which an assessment can be performed on whether the asset is also aligned. In order to be aligned, an eligible asset is assessed against the following criteria:

- It has substantial contribution to one of the six environmental goals set out by the EC;
- It does not cause significant harm to any of the other environmental goals; and
- It meets the minimum safeguard criteria.

See the 'ESG appendix' for detailed descriptions of the methodology, definitions and scope of the EU Taxonomy disclosure.

For 2023, we report an eligibility ratio of 44 percent based on the turnover ratio of our counterparties. Based on the capex KPI, this eligibility ratio is 44 percent. The detailed breakdown, which is included in the ESG appendix, shows how ING assesses balance sheet items through the lens of the EU Taxonomy. These EU Taxonomy aligned assets are used to calculate our Green Asset Ratio. This ratio shows the aligned assets as a percentage of the total assets in scope of the GAR. Our Green Asset Ratio (GAR) is 7 percent as per 31 December 2023.

ING's largest exposure is derived from private households. In line with 2022, our global residential mortgage portfolio is EU Taxonomy (EUT) eligible. The EUT-aligned assets predominantly consist of residential mortgages in the Netherlands and Germany. The alignment is mainly determined by energy labels (EPC-labels) and where not available, is based on the top 15 percent of the most energy efficient buildings. In the Netherlands, the availability of energy labels is good compared to other countries, which has resulted in a relatively high percentage of mortgages with an A label. For the Dutch portfolio, we have also included the mortgages that are in the top 15 percent. In Germany the majority of the EUT-aligned mortgages are in the top 15 percent of the most energy efficient buildings in Germany.

It is important to recognise that our climate action objectives, amongst others, are steered by the Terra approach and our sustainable finance products and services differ in scope from the EU Taxonomy. The regulatory required templates for EU Taxonomy are included in the 'ESG appendix'.

### Limitations

Regulations and interpretation thereof regarding the EU Taxonomy are still evolving. This is demonstrated by the publication of the draft commission notice published by the European Commission on 21 December 2023. This notice contains FAQs clarifying the EU Taxonomy disclosure requirements for financial institutions. Due to the timing of the publication not all FAQs have been taken into account in the preparation of our EU Taxonomy disclosures. This may result in fluctuations of our EU Taxonomy disclosed figures (GAR) going forward.

**Summary of the main EU Taxonomy metrics - based on turnover**

| EUR billions | Gross carrying amount | EUT eligible | EUT aligned |
|---|---|---|---|
| Loans and advances, debt and equity securities other than held for trading using turnover KPI's | | | |
| Financial corporations | 14.6 | 4.4 | 0.0 |
| Non-financial corporations | 12.4 | 3.7 | 1.1 |
| Households | 329.6 | 329.6 | 52.7 |
| Local governments financing | 0.1 | 0.07 | 0.04 |
| **Total assets in numerator and denominator of GAR** | **356.7** | **337.8** | **53.9** |
| | | | |
| Assets excluded from the numerator, covered in the denominator | | | |
| EU financial and non-financial corporations, not subject to NFRD | 181.7 | | |
| Non-EU financial and non-financial corporations | 157.6 | | |
| Derivatives | 22.8 | | |
| On demand bank loans | 2.7 | | |
| Cash | 1.6 | | |
| Other assets | 51.2 | | |
| **Total assets excluded from the numerator, covered in the denominator** | **417.6** | | |
| | | | |
| **Total assets in the denominator (GAR)[1]** | **774.3** | | |
| | | | |
| **Green Asset Ratio (GAR)** | | | **7%** |

1 Total assets are defined according to the prudential consolidation of ING Group N.V. and are excluding loan loss provisions.

We use external data to determine eligibility and alignment for assets on our balance sheet. For the main category of EU Taxonomy-aligned assets, residential mortgages, the most important external data relates to energy usage and energy labels. The availability of these data and the related methodologies differ per country and are subject to change. Limitations on data availability hamper our assessment on EUT alignment of our mortgage portfolio.

For loans and advances to financial and non-financial corporates we use KPIs on turnover and capex from Bloomberg, which Bloomberg is collecting based on public disclosures by our counterparties. ING recognises the limitations on the data availability of counterparty eligibility via Bloomberg and have complemented those data where possible.

# Social

As an employer, we aim to provide a safe and inclusive workplace, with a workforce that reflects the diversity of our customer base. We believe financially healthy people contribute to a healthy economy and drive social progress, which is why we aim to support customers in meeting their financial commitments now, while building their financial security for tomorrow. We believe every person deserves to be treated with dignity and have their interests considered equally.

We can help address social challenges as a financier, employer, service provider, and driver of progress and prosperity. We consider our social priorities to begin with our employees, including diversity, equity and inclusion, learning and development, engagement and well-being. The satisfaction and financial health of our customers is also central to our social contribution, as is our commitment in society to human rights and financial inclusion.

## Unlocking our people's full potential

ING makes the difference through the activities and actions of our people. We unlock our people's full potential through our inclusive culture, where everyone has the opportunity to develop and have impact for our customers and society. In 2023, we focused on three pillars to deliver for our people: 'talent & leadership', 'culture & organisation', and 'employee experience'.

### Talent & leadership

#### Skills and capabilities

Our success depends on our ability to attract, develop and retain people with the skills we need to deliver great performance. We upskill our workforce by providing our people with the learning and development they need to perform well and grow their careers. In 2023, we made learning solutions more accessible through a global learning offer, rolling out Udemy Business to 37 countries, which provides on-demand, relevant and engaging content in an accessible, digital way. We have had a successful uptake of more than 20,000 global users, earning a 4.2 out of 5 rating from learners.

Completion of learning courses increased by 5.7 percent and 1,189,829 hours of learning were undertaken. The positive trend for non-mandatory learning continued, making up 48 percent of all learning completed in 2023, up from 43 percent in 2022, with more people electing to learn new skills and build capabilities relevant to their job roles and function.

In the context of sustainability, we aim to make sure that our colleagues are highly engaged with our strategy and all sustainability-related topics, especially climate action. In support of this, we're developing a global sustainability learning programme. The first delivery – an e-learning covering the fundamentals of our sustainability approach – launched in April 2023. We have also created upskilling programmes aimed at developing more expertise, and the first modules on Climate & Environmental Risk were released in July 2023.

We provide role-based development via 10 global academies. These academies offer relevant, engaging and ING-specific training for the skills required now and in the future. For example, our technology academy rolled out a new ING-specific learning offering, which was developed in-house, in collaboration with internal engineers. More than 4,700 engineers have so far enrolled to this global offer and have taken the opportunity to upskill on topics like Public Cloud, Java and Oracle.

Also in 2023, our COO academy defined six core future skills for our more than 16,000 COO domain team members. These skills are being assessed across the organisation and learning journeys are being developed, as we want our Operations teams to be equipped for high performance now, and ready as their roles change due to increased efficiency, digitalisation and AI.

We also had the Wholesale Banking Business School launch the capital velocity programme in 2023 to support our strategic ambitions. Participants learned how to optimise the balance book in the face of challenging external conditions.

#### Building leaders for today and tomorrow

ING has an abundance of internal talent and a strong culture of developing our people. In 2023, we introduced a new approach that gives us a broader, deeper and more global visibility of our talent across ING. This includes emerging leaders and the functional and technical experts that drive the success of our business. As a result, we're able to accelerate the development of these leaders, aiming for a healthy leadership pipeline that reflects our global and diverse organisation, and retain our experts that are hard to find in the market.

In 2023, we delivered a successful pilot programme to train rising leaders who are preparing for leadership roles. A diverse global pool of participants (50 participants, coming from 10 countries, 54 percent of whom were women) graduated from this intensive leadership programme focused on strategically relevant topics such as sustainability, digitalisation and AI, combined with business challenges that allowed them to apply their learning to genuine business risks and challenges. The programme achieved an above-average Net Promoter Score (NPS) of 73 and will be scaled up in 2024.

We also support the development of leaders at other key transition points. Our first-time leadership programme, Leadership Fundamentals, supported 315 people in 21 countries. Our programme for more experienced People Leaders was updated to include skills required to lead hybrid teams, with 463 participants in 2023.

In addition, we continue to attract and develop early-in-career talent through our global International Talent Programme (ITP). In 2023, we hired 119 graduates in 11 countries and nine different areas of expertise (Retail Banking, Business Banking, Wholesale Banking, Tech, Analytics, Risk, Operations, Finance and HR). These 119 new trainees will replace the 77 that started in 2021, concluded the programme in 2023, and are now in roles across the bank.

### Attracting the talent we need

In 2023, we launched an employer branding campaign called 'Make it your job' to help us stand out in the market. Inspired by ING's more than 60,000 employees who put the bank's 'making the difference' strategy into practice, the campaign was built on ING's employee value proposition: jobs that can make an impact in a collaborative and inclusive working environment.

## Culture & organisation

Our vision is to unlock our people's full potential through our inclusive culture where everyone has the opportunity to develop and have impact for our customers and society. To achieve this vision, we follow an approach that is based on data and evidence to keep track of progress.

### Gender pay gap analysis

The gender pay gap (i.e. the difference between the average remuneration of men and women) is one of the measurements we use for this purpose and something ING committed itself to in 2022. Companies calculate their gender pay gap to understand and tackle any structural barriers to gender equity.

In 2022, we conducted a global analysis of gender pay for the first time, to provide a basis to structurally address any gaps using data from 2021. We repeated this analysis in 2023 with data from 2022. We expect to complete a 2023 and 2024 analysis for the 2024 Annual Report.

The gender pay gap compares the pay of men and women overall, across the bank, across all levels. Getting a complete picture of this gender pay gap is complex because the data is influenced by many different elements, for instance the level and type of jobs that men and women have. This is why the analysis is divided into two parts: the unadjusted gender pay gap and the adjusted gender pay gap. Furthermore, we analysed equal pay for equal work. Our methodology has previously been assessed by Deloitte, which included reviewing the code and the principles of our analysis tools.

See the 'ESG appendix' for more information on average remuneration and significant locations.

### Unadjusted gender pay gap

ING follows guidelines laid out by the European Banking Authority (EBA), which collects benchmarking data on the gender pay gap from banks under its supervision (including ING) over the financial year 2023. ING is ahead of this requirement, having begun collecting data on gender pay globally in 2022, and publishing its unadjusted and adjusted global gender pay gap.

Using the EBA's definition, the unadjusted gender pay gap represents the difference in the mean remuneration paid to men and women expressed as a percentage of the mean remuneration paid to men. Our calculations include annual fixed remuneration and actual variable pay. At the end of 2022, the unadjusted gender pay gap of ING globally was 32 percent, compared to year-end 2021 where it was 33 percent.

According to our analysis, this gap is predominantly caused by the higher representation of more senior, higher-paying roles among men than among women.

The difference between the unadjusted gender pay gap of ING globally at year-end 2021 (33 percent)[3] and year-end 2022 (32 percent) can be mainly explained by career events, such as i) new joiners and leavers (including internal mobility), ii) compensation changes together with level changes, and iii) compensation changes while no other change happens.

This development of the unadjusted gender pay gap of ING globally reinforces our aim to increase the representation of women in senior roles. To address the unadjusted gap, a deeper analysis was needed to assess where and why these differences in pay between men and women occur. This is why we also calculated an adjusted gender pay gap to get better insights into the main drivers of the gender pay gap.

[3] An adjustment compared to ING's 2022 Annual Report was necessary reflecting data improvements.

## Adjusted gender pay gap

Our adjusted gender pay gap analysis accounts for several factors to make the comparisons meaningful, including two main drivers: country differences and job classification. ING calculates its adjusted gender pay following the Blinder-Oaxaca method.

The adjusted gap analysis results show that the 32 percent global unadjusted gender pay gap:

1. is driven by 13 percent country differences (in 2021: 13 percent). There are structural base salary differences between countries. This way the focus is on differences between country peers, which makes the comparison fairer;

2. and 16 percent is explained predominantly by ING's job framework, Global Job Architecture (GJA), as the most significant variable in the model (in 2021: 17 percent). Certain job profiles in the global ING job catalogue are associated with higher pay than the reference group and there are proportionally more male than female employees in these job profiles.

By subtracting the effects of country differences and our GJA, the adjusted gender pay gap was 3 percent at year-end 2022 (2021: 3 percent). Therefore, we found that female employees are paid on average 97 percent of what male employees are paid.

While we are encouraged by the fact that our adjusted gender pay gap is showing us that there are objective, explainable reasons for our unadjusted pay gap, we realise there is more to be done, especially about the under-representation of women in leadership positions and we remain fully committed to improving this.

This year, to increase transparency, ING has not only conducted the gender pay gap analysis on a global level but also on a country and entity level (with a headcount of at least 250 employees).

**Unadjusted and adjusted gender pay gap per country/entity (based on headcount >250)**

| Country/Entity | UGPG22 | UGPG21 | AGPG22 | AGPG21 |
|---|---|---|---|---|
| ING Group | 32% | 33% | 3% | 3% |
| Netherlands | 18% | 20% | 2% | 2% |
| Poland Slaski | 34% | 34% | 3% | 4% |
| Belgium | 16% | 19% | 1% | 2% |
| Germany | 17% | 20% | 1% | 2% |
| Philippines Hub | 22% | 17% | 1% | -2% |
| Türkiye | 28% | 35% | 1% | 2% |
| Poland Hubs | 17% | 15% | 2% | 2% |
| Romania Bank | 22% | 24% | 1% | 2% |
| Australia | 24% | 26% | 2% | 1% |
| Spain | 17% | 16% | 3% | 3% |
| Interhyp AG | 16% | 18% | 2% | 3% |
| Romania Hubs | 14% | 15% | 3% | 1% |
| Italy | 17% | 14% | 2% | 1% |
| Slovakia Hub | 9% | 12% | 1% | -1% |
| Luxembourg | 15% | 14% | 1% | 1% |
| United Kingdom | 34% | 37% | 3% | 3% |
| United States | 22% | 22% | 2% | 3% |
| Singapore | 31% | 35% | -2% | 0% |
| France | 28% | 26% | 1% | 1% |
| Switzerland | 20% | 23% | 0% | 4% |
| Russian Federation | 47% | 35% | -2% | 1% |

[1] Ordered by number of employees.
[2] Population as of 31/12/2022, excluding externals. (No EBA exclusion)

## Equal pay for equal work

Equal pay for equal work assesses whether female and male employees in the same job receive equal pay for equal work. We calculate this with our GJA, which allows us to compare like-for-like jobs. It categorises all 1,425 job profiles within ING in a standardised and simple way, using common language that makes it easier to compare and match accountabilities and capabilities across countries and business lines.

In 2023, ING performed an 'equal pay for equal work' assessment across all countries using data from 2022. The results have been shared with the countries we operate in for further analysis. There are circumstances when it is appropriate to pay employees differently, even if they are doing similar jobs, for example because of differences in skills or differences in performance. Where any unjustified differences are found, we make the necessary adjustments to ensure equal treatment.

## Diversity, inclusion and belonging

Using insights like the gender pay gap and equal pay for equal work analysis, we bring diversity, inclusion and belonging (DIB) to life with a full package of structure, data, metrics and communication. Our diversity and inclusion (D&I) policy commits us to:

- Actively support diversity, equity, and inclusion, and embed a culture where everyone is valued and treated with dignity and respect;
- Ensure that people leaders work in partnership with their teams to create and sustain an inclusive working environment where everyone's unique contribution is valued and where everyone feels a sense of belonging;
- Ensure that decisions affecting employment, learning and development, promotion and career development are based on an individual's ability and reflect genuine requirements of the job;
- Conduct annual analyses of our global gender pay gap and equal pay for equal work as part of our commitment to denounce discrimination and to promote equal remuneration for work of equal value for all employees;
- Provide everyone with the appropriate information, and training, on diversity, equity and inclusion in the workplace;
- Make the necessary adjustments to meet the needs of people with disabilities where reasonable and practicable to do so;
- Strive continually to provide people with a working environment that is free from discrimination and/or harassment of any kind;
- Behave in accordance with the values and behaviours of our Orange Code, which applies to all ING business units in all countries worldwide.



**Diversity of leadership**

Diverse leadership fosters a diversity of views and experiences, and facilitates independent opinions and sound decision-making.

**Executive Board**

In accordance with the Gender Diversity Act, which came into force in the Netherlands on 1 January 2022, the gender-diversity target for the Executive Board is **set at 30 percent.**

**Supervisory Board**

In accordance with the Gender Diversity Act, which came into force in the Netherlands on 1 January 2022, the gender-diversity quota for the Supervisory Board is **one third men and one third women.**

Furthermore, two bank-wide gender diversity targets have been set to drive progress on gender diversity. These targets are not an end-goal in themselves but are simply milestones to achieving true gender equity at the top.

**We are committed to:**



at least **35%**

women in senior leadership by 2028.



at least **30%**

women in the leadership pipeline by 2025.

### Our stance on discrimination

At ING, we denounce all forms of discrimination. We are working together to create an inclusive workplace and, in turn, play our part in building an inclusive world. To support our ongoing efforts to create meaningful change, we have measures that aim to keep discrimination from happening within our company. Discrimination includes any distinction, exclusion or preference made on the basis of age, sex, gender identity or expression, gender reassignment, sexual orientation, family responsibility (including pregnancy, maternity, paternity and adoption), partnership status, cultural background, religion, race, ethnicity, physical or mental disability, nationality, political opinion, social origin or any other status, that has the effect of nullifying or impairing equal opportunity or treatment in employment. Any distinction, exclusion or preference not based on the inherent requirements of the job is deemed as discrimination.

## A renewed global diversity, inclusion and belonging (DIB) strategy

To achieve the commitments set out in our global D&I policy, ING's senior management endorsed our new global DIB strategy in November 2022, which builds on our previous 70 percent principle. It contains clear actions on increasing gender diversity and equity, while setting a strategic roadmap for structural and behavioural inclusion at ING, in the actions of our leadership, in our individual and collective behaviours, and in our structures and processes. This way, we can achieve sustained and measurable change.

We are equipping our most senior leaders with practical skills on inclusion through targeted workshops, attended by 140 leaders across ING globally so far. In 2023, members of our Management Board became allies of our diversity and inclusion employee networks, of which there are over 35 globally relating to gender, LGBTQI+, culture, race and ethnicity, disability, and generations. Through structured dialogue with the leaders of our employee network across ING, the members of the Management Board are learning about the experiences of employees of diverse identities with the aim of addressing structural inequalities and driving inclusive behaviour. As well as fostering diversity, inclusion and belonging in these areas, the networks raise awareness around how workplace issues affect certain groups and provide employees with a sense of connection and belonging. To celebrate the diversity of our global workforce and encourage inclusive behaviour, we held our fifth consecutive Global DIB Day in 2023, with 22 countries hosting over 90 events with the active engagement of 4,000 employees.

To improve gender diversity in senior management, in 2023 we made it a requirement that external recruitment firms provide gender diverse candidate lists. We promote flexible working to enable all parents to succeed professionally while managing their family lives. We have seen how flexible working benefits the lives of employees - especially those with care-giving responsibilities - which is why we remain an advocate of it. In our largest market, the Netherlands, we introduced extended parental leave for new mothers in 2023. This new provision complements our existing parental leave, which is gender neutral and inclusive of diverse families.

To achieve greater equity, we have embedded 'bias interrupters' in our recruitment, performance-evaluation, and talent-assessment processes. We're also developing the capabilities of our people leaders and HR professionals to judge fairly and without bias.

We are committed to building a strong internal pipeline of talented women into senior leadership roles. Through our leadership accelerator programme, which has a 54 (female)/46 (male) percent gender split in the participant group, we provide content that addresses gender-specific barriers to progression. We also monitor the gender balance in our leadership pipelines. In 2023, we added a second bank-wide gender diversity target to increase the representation of women in our leadership pipeline, in addition to the existing gender diversity target for senior leadership. The variable pay of our Executive Board and Management Board Banking is linked to the delivery of these internal targets on gender diversity.

Much of our diversity data is based on demographic representation. Our gender diversity analysis continues to become more advanced, with combined dashboards of hiring, retention, and progression and forecasting tools. Furthermore, we are broadening the diversity demographics against which employees can self-disclose, within legal and data protection parameters, to continually inform our strategies and meet increasing external reporting requirements. As we improve the quantity and quality of diversity demographics across ING, we will evolve our diversity target-setting where needed to address under-representation.

To better understand our employees' experiences of inclusion, we introduced an Inclusion Index in the fourth quarter of 2023 in our OHI survey. As part of this, we analysed different experiences of inclusion based on gender, age and organisational demographic, allowing us to take targeted action where required. The Inclusion Index will be measured annually.

In 2023, we rolled out a diversity, inclusion and belonging learning curriculum for all employees, people leaders and senior leaders to encourage inclusive behaviours at all levels. The curriculum provides everyone with training on diversity, equity, and inclusion in the workplace.

## External recognition of DIB efforts

One of the ways we create a more equitable and inclusive workplace is through external and independent review. ING was one of the 484 firms recognised in the 2023 Bloomberg Gender Equality Index (GEI), which offers public companies the opportunity to disclose information on how they promote gender equality across five separate areas: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. In 2023, ING scored 72.3 percent, an improvement on the 70.35 percent score from 2022. This is the eighth year that we've been included in the listing.

We are a founding partner of Workplace Pride, an organisation dedicated to improving the lives of LGBTQI+ people in workplaces worldwide. Its activities include the International Workplace Pride Global Benchmark, which assesses companies in eight areas and identifies best practices. In 2023, ING scored 82.07 percent in the benchmark, an improvement on the 78.8 percent score in 2022, earning us a recognition of Workplace Pride Ambassador for the fourth year running. ING is dedicated to having an LGBTQI+-inclusive culture and our Rainbow Lions networks across 10 locations have played an important role in shaping this.

## Vitality

Our people are our biggest asset and only by unlocking their full potential will we be able to make a difference for our customers, our society and our planet. Therefore, we need the right energy, which at ING we call vitality. We are aware that work-related stress is a reality for some, and this is monitored both locally and globally through a vitality section in our employee survey once a year, with the results used to shape and track our vitality initiatives.

Building on the initiatives of 2022 to enhance our people's vitality by supporting them in developing the right working habits, in 2023 we created a global set of 'working habits for vitality' that will help our people make the right decisions to maintain and improve their vitality. We also give people insights into their working habits through technology, and offer practical tools to help them work in a sustainable way. These can be team agreements on working flexibly, or training on how to maintain a healthy work-life balance. We promote a flexible way of working among our employees through our International Remote Working programme, hybrid-work flexibility and various paid-time-off programmes.

We aim to equip managers with the resources they need to support and guide their teams in having more 'vitality', because managers play a key role in the success of the 'working habits for vitality' by setting the right example. The training programme followed a phased roll-out approach until the end of 2023, and will continue in the first quarter of 2024.

We continue to count on local initiatives to offer customised vitality solutions to our employees. Alongside the continuous vitality offerings that are available every year, there were a number of local initiatives in 2023 to support our vitality pillars:

#### Mental health

In Germany, we put a focus on mental health by discussing sensitive topics in interviews with experts and gave colleagues information and support via monthly newsletters and lunch-and-learns. And at our Poland Hubs, we marked Mental Health Week by giving employees access to related topics webinars, podcasts and activities.

#### Physical health

As part of our Collective Labour Agreement (CLA) in the Netherlands, more than 3,700 employees underwent a personal health check via an external partner. Based on their individual outcomes, we offered customised support to improve their vitality, such as online nutrition coaches, face-to-face vitality coaches and digital support tracks. Employees in Poland also received the same offer.

#### Social connection

Australia and Germany have either set up or expanded their mental health first aider peer-support networks. ING employees can opt in to be trained in mental-health first aid to signpost those struggling or in distress to the appropriate help.

#### Financial health

In countries such as the Netherlands, Romania, Poland, Spain, the Americas, Belgium, and Australia, we offer financial coaching for our employees to discuss how financially healthy they are.

#### Family and friends

Spain's 'Plan Familia' is a programme intended to support employees who have a dependent child with a congenital or acquired disability of over 33 percent with a monthly allowance. Poland has a similar offering. Belgium rolled out the vitality boost programme, in which employees can follow an 8-10-week journey in the area of vitality they need most (on any of the pillars). This was a unique and multidimensional approach that has already led to positive employee experiences and impact.

## Employee experience

Providing a superior customer experience is a strategic priority. This matters just as much for employees, and we are therefore focused on continuing to improve our employee experience. We aim to provide personal, easy and efficient services that encourage our people to unlock their full potential and be the best they can be. In 2023, we continued to deploy our global HR system to more than 70 percent of our total employee population. We also made progress in digitising our employee journeys with more automation, such as in the area of expenses or employee document handling. Another priority has been the simplification of HR processes and the reduction of administrative tasks for managers. For instance, in the Netherlands, we reduced the number of notifications and approval steps on HR-related processes from 16,000 to 6,000 per month.

# Unlocking our people's full potential


Our people in numbers
Total headcount
62,845 employees
Total number of leavers
5,320
Employees
60,718 Permanent employees
2,127 Temporary employees
58,262 Full-time employees
4,583 Part-time employees
Age distribution
17% <30 years
65% 30-50 years
18% >50 years
Gender distribution ING
49%
51%
Senior management gender distribution
31%
69%
Women
Men
Top three countries
Netherlands
Overall headcount
Headcount: 14,913
Women: 36%
Men: 64%
Permanent employees
Headcount: 14,188
Women: 35%
Men: 65%
Temporary employees
Headcount: 725
Women: 41%
Men: 59%
Full-time employees
Headcount: 13,837
Women: 32%
Men: 68%
Part-time employees
Headcount: 1,076
Women: 81%
Men: 19%
Poland
Overall headcount
Headcount: 12,063
Women: 57%
Men: 43%
Permanent employees
Headcount: 11,529
Women: 56%
Men: 44%
Temporary employees
Headcount: 534
Women: 57%
Men: 43%
Full-time employees
Headcount: 11,923
Women: 56%
Men: 44%
Part-time employees
Headcount: 140
Women: 63%
Men: 37%
Belgium
Overall headcount
Headcount: 6,447
Women: 48%
Men: 52%
Permanent employees
Headcount: 6,436
Women: 48%
Men: 52%
Temporary employees
Headcount: 11
Women: 36%
Men: 64%
Full-time employees
Headcount: 5,365
Women: 40%
Men: 60%
Part-time employees
Headcount: 1,082
Women: 85%
Men: 15%
Regional distribution
Rest of EMEA
Overall headcount
Headcount: 21,225
Women: 52%
Men: 48%
Permanent employees
Headcount: 20,509
Women: 51%
Men: 49%
Temporary employees
Headcount: 716
Women: 58%
Men: 42%
Full-time employees
Headcount: 19,054
Women: 48%
Men: 52%
Part-time employees
Headcount: 2,171
Women: 79%
Men: 21%
APAC
Overall headcount
Headcount: 7,591
Women: 54%
Men: 46%
Permanent employees
Headcount: 7,458
Women: 54%
Men: 46%
Temporary employees
Headcount: 133
Women: 47%
Men: 53%
Full-time employees
Headcount: 7,478
Women: 54%
Men: 46%
Part-time employees
Headcount: 113
Women: 91%
Men: 9%
Americas
Overall headcount
Headcount: 606
Women: 38%
Men: 62%
Permanent employees
Headcount: 598
Women: 38%
Men: 62%
Temporary employees
Headcount: 8
Women: 62%
Men: 38%
Full-time employees
Headcount: 605
Women: 38%
Men: 62%
Part-time employees
Headcount: 1
Women: 100%
Men: 0%

These numbers are based on year-end figures as of 31 December 2023.

Total turnover in 2023 was 9 percent, which shows a 3 percent decrease compared to 2022 and is now significantly below the pre-pandemic 12 percent. We measure turnover on a monthly basis given the potential impact on our ability to operate effectively, and take action as needed. We also mitigate the turnover through the design of the three pillars of unlocking our people's full potential as described in this chapter.

Headcount is usually higher than reported FTEs as it counts all employees irrespective of hours worked or type of work contract. FTE is calculated according to actual hours worked by an individual compared to the default hours for a full-time employee per jurisdiction.

# Customers

Part of ING's purpose to empower people to stay a step ahead in life and in business means helping customers and society stay a step ahead of the challenges they're facing. One of the ways we can make a difference here is by aiming to advance financial health and inclusion for customers and communities.

## Customer-centricity policy

As a global bank, we recognise the impact our activities can have on society and individuals. Therefore, our Orange Code promise is: 'Integrity above all, by balancing the rights and interests of all stakeholders'. In 2023, we solidified this promise by creating a global customer centricity policy. The introduction of this policy is one measure we have taken to prevent contributing to customers' financial distress. The policy is based on our customer golden rules (CGR).

ING's purpose is to empower people to stay a step ahead in life and in business. To help our potential and/or existing customers do this, ING offers a large variety of financial products to a large variety of customers. As a result, ING faces a multitude of risks and regulations. The CGR define high-level common principles to ensure ING handles these risks and regulations appropriately. Complying with the CGR will help to:

- Ensure we protect, safeguard, and not violate the rights of customers;
- Ensure we put the customers' best interests, protection, and needs at the centre of all our activities;
- Contribute to a sustainable society;
- Mitigate the risk of mis-selling and customer detriment.

The customer golden rules are:

- We offer products and services suitable for the customers throughout the whole relationship lifecycle.
- We offer products and services at a fair price considering the market, costs and risks.
- We communicate information on products and services in a clear and non-misleading manner.
- We provide services and trusted advice through professionals with the necessary knowledge and expertise.
- We consider the Environmental, Social and Governance (ESG) risks and impact of our products and services.

When we create and sell products, it is our policy to take into account the wider interests of society. This means we aim to provide products that add value to individual customers, work to offer sustainable products and avoid publishing information that amounts to greenwashing or ethics washing. We also aim to provide access to our services for all clients, including those with, for example, low levels of digital literacy or a disability. Finally, we aim to meet the needs of customers at risk of vulnerability or marginalisation.

## Financial health and inclusion

Financially healthy people and businesses can contribute to a healthy economy and help drive social progress. At the same time, money is a leading cause of stress for people, with half of European households struggling to make ends meet. According to the group European Pensions, one third are unable to face unexpected financial expenses and close to 40 percent are not saving for retirement.

ING aims to empower people and businesses towards improved financial health, a state in which an individual, household, micro, small or medium-sized enterprise can manage their current financial needs and have confidence in their financial future. This includes managing day-to-day finances to meet short-term needs, the capacity to absorb financial shocks (resilience), the capacity to reach future goals, and feeling secure and in control of finances (confidence).

We're working with the United Nations Environment Programme Finance Initiative under the Principles for Responsible Banking to contribute to setting a measurement standard for financial health impact for our industry. As a founding signatory of the Commitment to Financial Health and Inclusion in December 2021, we've committed to setting ambitious targets supported by measures around products and services, processes, data analytics and/or partnerships, with the aim of promoting financial inclusion, and fostering a banking sector that supports financial health. For more on our Financial Health and Inclusion activities, please refer to the 2023 ING UNEP FI PRB assessment.

### Advancing customers' financial health and inclusion

ING aims to contribute to a positive, measurable impact on our customers' financial health with a focus on those with whom we can have the biggest impact. We do this by focusing on a few specific impact areas. For each area, best practices are shared between business units with the goal of learning from each other.

Financial inclusion, the first area, is about accessibility. ING wants to be an accessible bank for everyone, including people living with disabilities, whether that means sight, hearing, physical disabilities or cognitive/

learning disabilities. We have taken various steps, such as installing voice-activated ATMs in certain countries that make it easier for people with a visual impairment to withdraw money and also issuing bank cards with a notch on top so they can insert them correctly. These cards are also useful for customers with limited hand functionality. In Australia, customers with speech or hearing difficulties can do their phone banking via the national relay service and there's a sign-language service in some of our bank branches in Poland. Also, in the Netherlands, customers with a visual impairment can use screen readers (software applications that read out information displayed on a screen) in compatibility with ING.nl and the banking app, Mijn ING.

It is also about making sure everyone can easily understand our terms and conditions, that the information on our websites is readily accessible and that customers can use our online banking channels and mobile apps, irrespective of their situation. We started a programme in 2022 to align digital channels in all our EU Retail Banking countries with the EU's Web Content Accessibility Guidelines standard (WCAG 2.1). In the Netherlands, the Mijn ING app is accessible with a voice-over to transfer money or to get current account insights.

The second area is focused on building financial resilience. Everyday Round Up, for example, encourages customers in Poland, Australia, Türkiye, Germany, Spain and Romania to build savings. ING in Spain's Money Up! money-management tool aims to help build healthy savings habits and optimise expenses. In the Netherlands and Belgium, forecasting tools like Kijk Vooruit help customers plan and control their expenses.

For businesses, we launched a similar self-evaluation tool for our Romanian customers in 2023, with a focus on financial indicators using the customer's own data, and a bank diagnosis feature that identifies potential financial-health vulnerability. Also in Poland, we introduced a financial-health platform for entrepreneurs, called Firmove. This provides guidance to entrepreneurs in improving their financial well-being through their business operations. Additionally, it offers valuable advice and assistance to foster business growth and enhance sustainability.

Another focus area is that of financial education. Financial illiteracy is one of the biggest threats to financial health, which we aim to address especially for our young customers. In Belgium, we do this via a financial check-up session offered to young clients. In countries such as Germany, Italy and Spain, we use communication and education programmes to help them develop healthy savings and spending habits.

Lastly, we see an important role of collaboration with external parties to support the energy transition of households. In an effort to have an inclusive transition, we are making steps to collaborate with parties such as banks, governments and others to provide financing means and access to energy education. Here we aim to focus our efforts on customers who could be struggling with financial health or with energy poverty. In the Netherlands, ING is a participant of a collaboration between banks, the national heat fund, local municipalities and energy coaches to help homeowners tackle energy poverty.

## Supporting financial health in the community

Our approach to community investment adapts to changing needs. Through a combination of global and local funding, we support programmes that contribute to inclusive economies in which everyone can participate. In 2023, ING, together with colleagues and clients, donated €18.7 million to a range of social programmes, €9.7 million of which was specifically focused on building financial health in communities, covering the areas of future-proof employment, financial capabilities and social enterprises.

We also donated to the humanitarian appeal to help communities affected by two devastating earthquakes in southern Türkiye and northern Syria, in February 2023. Together with colleagues and clients, we donated more than €7.6 million to UNICEF's emergency response and other humanitarian and development organisations.

Ukraine has been another target of our community investment. An example is our support for the NGO 'For the good people', focused on financial health and financial capabilities with the specific aim to support people who have lost their jobs due to mental health disorders. ING also supports 'Convictus Ukraine' and its WINGs programme that helps improve the economic security of rural, vulnerable and marginalised women, especially those affected by the war.

ING's Global Community Investment Fund provided funding to 20 financial-health projects from 13 countries to help them amplify the impact created at country level.

The ING Netherlands Foundation works with 11 local partners for equal job opportunities. One example is the collaboration with VHTO, a programme supporting gender diversity in the technology sector. VHTO has reached more than 11,000 primary and secondary education students with different activities in the classroom, removing the obstacles that can prevent girls choosing to study IT and eventually selecting it as a profession. The ING Netherlands Foundation also invests in Young Digitals, an organisation that teaches young people with fewer opportunities the skills they need to become digital marketers.

As examples of supporting employment, in Germany we partnered with MentorMe, a mentoring programme that supports vulnerable women in the job market. In Italy, we partner with 'Fondazione Mondo Digitale' (Digital World Foundation) to train around 8,000 people per year, especially women, small entrepreneurs and young people not in education, with digital skills to better face the challenges of the labour market. In Belgium, we work with the King Baudouin Foundation managing four funds supporting (i) a more circular/inclusive economy, (ii) a more digitally inclusive economy, (iii) financial literacy and (iv) sustainable buildings.

During 2023, ING also initiated projects that assist with financial capabilities In Spain, for example, we invest in the FARO Project, a public-private partnership between Madrid City Council, ING, and the Nantik Lum Foundation. The programme trains the social workers in financial education, so they can help and talk to the users of the city's social services about financial capabilities, including family finance, savings and avoiding debt.

We also promote financial health in the community by supporting social enterprise. For example, in Bulgaria, we collaborated with the Reach for Change foundation in the development of the GROW incubator, part of the Open the Circle initiative, which provides tailored support for social enterprises that build skills and job readiness among young people from disadvantaged backgrounds. In Germany, together with Social Impact GmbH, we match innovative social start-ups with established charities, to exchange knowledge, expertise and experience. We also provided funding to other social enterprise projects in the Czech Republic, France, Poland, Romania, Singapore, Ukraine and the United States.

## Human rights

We believe every person, everywhere, has the right to be treated with dignity and have their interests considered equally. ING and our clients have the potential to impact human rights through our operations and business relationships. Our impact is in the different roles we have: as an employer, a procurer of goods and services and a provider of financial services to corporate and individual customers.

We work to influence and support business partners to respect human rights in multiple ways. Our ESR framework includes an overarching policy on human rights to guide us when assessing clients and the transactions we finance. We also act on a variety of environmental, climate and social topics, as well as highlighting their interconnectivity.

In the beginning of 2024, we published our 2023 Human Rights Report where we assessed and identified our most severe potential human rights issues for our workforce, our Wholesale Banking and procurement activities. For our workforce we identified discrimination, harassment and work-related stress as key issues. In our Wholesale Banking activities, the identified issues are child labour, forced labour, communities' land and resource issues. Regarding our procurement activities, we identified forced labour and occupational health and safety. To read about the management of the identified issues, please see the Human Rights Report.

Through our financing activities we have the potential to contribute to or be linked to negative human-rights impacts and issues, such as child labour and forced labour in relation to workers in the value chain, and land and resource-related community impacts in relation to local communities. Negative land and resource-related community impacts may, for example, occur due to land acquisition and use of scarce or shared resources by clients we finance.

To mitigate these potential human-rights impacts, we have an Environmental and Social Risk (ESR) Policy Framework, which includes an overarching human-rights policy that applies to all sectors we finance. In addition, we have human-rights elements in dedicated sector policies. We also mitigate potential negative human rights impacts in line with the UN Guiding Principles on Business and Human Rights (UNGP), as well as the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct. We do this by understanding regional and portfolio risks, engaging with clients, using financial leverage when needed, and being cognisant of human-rights impacts when engaging with stakeholders.

We engage with different stakeholders (internally and externally) to identify common solutions to address human-rights issues. We consulted with human-rights consultants and civil-society organisations in drawing up our ESR policy review. We have been working on an integrated approach to stakeholder engagement at ING and invited clients to discuss challenges and issues that have been brought to our attention. We find it beneficial to have ongoing dialogue about our role in society, our products and services, our business performance and other issues. We also engage with other key stakeholder groups, including communities affected by projects in which we invest, government, regulators and national associations, as well as pressure groups and NGOs.

The transition out of fossil fuels and into a green economy may impact people, for example, potentially resulting in stranded assets and consequently affecting surrounding communities. It could also increase energy poverty for vulnerable people reliant on fossil fuels. We recognise that as the world transitions from a carbon-intensive economy into a green economy, we must collectively acknowledge the needs of people, especially the most vulnerable.

Through platforms that set standards on this topic, ING aims to be transparent about our progress in the hope that others will join us and strive to be a step ahead of broader expectations. Read more in 'Environmental, social and governance risk' in 'Risk management'.

# Governance

Good governance is an essential foundation for an effective ESG strategy. We are guided by our Orange Code, which sets our values and behaviours and ensures we work with integrity, transparency and high standards of business ethics. Strong management in our corporate leadership and board composition is also key to effective governance, ensuring the overall success of our ESG approach.

## Business ethics and integrity

Our culture, including our risk culture, informs the behaviours we share across the organisation, helping us to make responsible decisions - for ourselves and for our customers - now and in the future. We aim to act with integrity, whether in encouraging employees to speak up and report concerns, guarding against corruption and financial crime, or managing our taxation responsibly and transparently.

### Orange Code and global Code of Conduct

Our culture starts with the Orange Code, which is a declaration of who we are. It describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by.

The Orange Code is the sum of two parts, the ING values and ING behaviours, with 'Integrity above all' being the overarching principle. The ING values (being honest, prudent and responsible) are non-negotiable promises we make to the world, principles we seek to stick to, no matter what. The ING behaviours (take it on and make it happen, help others to be successful, and always be a step ahead) represent our way to differentiate ourselves. The Orange Code is embedded in commitments we make to each other and the standards by which we measure each other's performance.

The ING Global Code of Conduct outlines the 10 core principles for conduct we expect from employees. These principles build on the values and behaviours of our Orange Code and are based on ING policies, minimum standards and guidelines we need to adhere to in our daily business. Having a global Code of Conduct creates consistency in the way we do things and contributes to keeping ING safe, secure and compliant. Ultimately it helps to safeguard our customers, society and our role in the financial system.

### Risk culture

At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and in keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss and act on the many financial and non-financial risks we are confronted with every day.

The Orange Code and the global Code of Conduct are the foundation of ING's risk culture. The global Code of Conduct defines the most essential conduct principles expected from ING employees in their daily activities, to create additional risk awareness and better meet expectations stated in external rules and guidelines. When ING employees onboard, they are required to take an e-learning and sign-off on their adherence to the global Code of Conduct. Also, every year, all ING employees receive an updated (micro-)e-learning on (parts of) the global Code of Conduct. As of 2021, the global Code of Conduct is also embedded into our employees' performance management cycle with the aim to ensure continuous attention to the global Code of Conduct, and encourage the dialogue on how to apply it in our daily work practice.

The effectiveness of and compliance with the ING Global Code of Conduct is measured via annual employee acknowledgements and whistleblower data. Reporters can raise (suspicions of) breaches of the ING Global Code of Conduct to the ING whistleblower channels. All 10 principles and their underlying topics (such as market abuse, conflict of interest, etc.) of the ING Global Code of Conduct are considered in scope of the Whistleblower Policy.

### Orange Code decision-making

Balancing the rights and interests of all our stakeholders is one of the key Orange Code principles. To further enhance risk judgement, we continued to apply the Orange Code decision-making model to dilemmas. This four-step model supports well-balanced decision-making.


What's your dilemma?
Define the issue
Define options


Information and stakeholders
Check relevant info
List stakeholders


Balance rights and interests
List arguments
Weigh arguments
Do damage control


Take and document the decision
Take it on and make it happen!

Following the incorporation of the four-step model in the global product approval and review process (PARP) policy, the Orange Code decision-making model was incorporated in Model Validation guidance. Risk culture and behavioural risk is continuing to train experts in this area to support the organisation in properly applying the model in practice.

### Behavioural risk

Behavioural risk is an increasingly important risk area for ING and across the financial industry. It arises when behavioural patterns are at the root of financial and non-financial risks in the organisation.

The complexity of this type of risk is that it is less tangible compared to other risk areas because it focuses on behavioural patterns and their drivers. There are patterns in how decisions are made, how people communicate, and whether they can take ownership. Behaviour is driven by formal and informal mechanisms. Examples of formal drivers are the processes ING applies and how its governance is structured. Informal drivers are less tangible, such as group dynamics or underlying beliefs that influence behaviour.

### Behavioural risk assessments

Behavioural risk assessments identify and analyse undesired behaviours within ING and provide management with specific direction on how to change these behaviours. They focus on the effectiveness of groups rather than individuals, the role of leadership, and on less visible aspects such as team dynamics and unwritten social norms. The goal is to understand and systematically assess what drives undesired habits at ING. The behavioural risk management framework is used as a guide across ING to identify behavioural risks in the organisation which require deeper investigation.

### Behavioural risk interventions

Based on the results of the executed behavioural risk assessments, interventions are taken to mitigate the behavioural risks in a focused manner. Effective mitigation requires a deep understanding of what drives undesired behaviours. Behavioural and organisational science theories and evidence-based techniques and tools play an important role in designing and facilitating interventions.

In 2023, interventions were focused on KYC. New interventions have been designed and developed in close cooperation with HR and Compliance to improve speak-up and escalation behaviour across the organisation.

## Whistleblower

Everyone at ING is expected to always act with integrity and uphold the values and behaviours of our Orange Code. We won't ignore, tolerate, or excuse behaviour that breaches our values or people's trust in ING. There are many ways for employees to speak up if they have a concern. Reporting is always confidential and, if preferred, also anonymous. It is our policy to follow up on reports, with an emphasis on protecting whistleblowers' identity.

We aim to protect those who report concerns, which is why we regularly look for ways to enhance and standardise the whistleblower process. This includes safeguarding identities and trying to proactively prevent retaliation. Across the organisation we're aligning channels, like our 'speak up' channels for undesirable behaviour, which we've brought together in our global Speak Up programme. Anyone who reports a concern can now choose the appropriate channel, so the reporter journey becomes more consistent with the same level of protection. Collecting insights across certain channels has allowed us to better manage anonymous concerns and track whether those that were found to be substantiated were followed up. We continue to share sanitised reports with the organisation to encourage employees to speak up.

# Financial economic crime

By fulfilling the role of gatekeeper to the financial system, ING plays a role in the collective fight against financial crime while ensuring that ING remains safe, sound, and compliant - in accordance with applicable regulations such as the Dutch Financial Supervision Act (Wft) and the Dutch Anti-Money Laundering and Anti-Terrorist Financing Act (Wwft), and with expectations of society at large.

## Bribery and corruption

Bribery and corruption undermine business confidence and corporate integrity, hinder fair business competition, and harm international trade. ING takes these risks seriously. Bribery and corruption risks are part of our non-financial risk framework, and are in the design of our client and third-party due diligence, and monitoring measures in our financial crime risk-management framework. We have continued to strengthen our ability to respond to bribery and corruption risks in key areas, as part of our multi-year maturity programme. This supports our zero-tolerance approach to bribery and corruption, and meeting governance elements of our sustainability objectives.

All ING employees and third parties acting for and on behalf of ING at every level of the organisation are expected to always do business in accordance with the values and behaviours of ING's Orange Code. ING has a zero-tolerance approach to bribery and corruption in all of its relationships and business dealings. This forms part of its commitment to conduct business in an honest, prudent, and responsible manner. ING does not, and will not, accept and pay bribes or offer improper inducements or anything that could be perceived as such. ING expects the same from its customers, business partners, and third parties that perform services or deliver business on its behalf. In support of its anti-corruption and bribery policies and procedures, ING has a sound governance structure in place.

Failure to detect signals of money laundering related to human trafficking and modern slavery may result in the lives of customers and/or other people being substantially harmed. For instance, if a customer is a human trafficker and their activities remain undetected, the safety, security, and dignity of their victims are at risk. If a customer is a victim of human trafficking, failure to detect signals of money laundering related to socioeconomic fraud and human trafficking may stand in the way of saving that customer from a harmful practice. On an annual basis, ING conducts a Systemic Integrity Risk Analysis (SIRA) for all its entities. SIRA is the baseline risk assessment for bribery and corruption. In 2023 the outcome of the assessment was that no location was perceived as having residual risks of concern.

## Know Your Customer

Know Your Customer and financial crime compliance continue to play a major role in making sure we only engage and do business with people and entities that meet regulatory requirements. Knowing who we do business with is vital to keeping ING safe, secure and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with customers, and monitor and screen transactions. It is our policy to review potentially unusual transactions and suspicious transactions and, where applicable, report these to the relevant authorities.

Given that we operate in many countries, and our position in the Dutch financial sector and broader society, ING is considered an important stakeholder in the financial sector in realising this priority, together with other gatekeepers in the financial system. These include the Dutch Banking Association, the Dutch Central Bank and other public partners, such as the Tax and Customs Administration, Financial Intelligence Unit, the Fiscal Intelligence and Investigation Service (FIOD) and the Public Prosecutor's Office.

ING is focused on continuing to embed applicable requirements in our processes and procedures, including in our IT systems and data sources, in a robust and sustainable way, and driving a business environment that is compliant by desire and design. The bank also executes ongoing training and awareness to develop its people to have the right knowledge and skills.

# Transparency

As we strive to be a banking leader in building a sustainable future, we communicate transparently on our actions, we share our successes, but also our challenges. We're clear and open, sharing our progress towards our ESG targets. We also recognise how important it is to continuously interact with all stakeholders, cultivating relationships that drive positive change. Read more on how we engage with stakeholders in 'ESG overview'.

## Taxation

Our tax policies and performance are key elements under the governance pillar of our ESG framework. We are mindful that every aspect of our business, including our approach to tax, has an impact on society. We have therefore chosen to formalise our approach to clarify our views on responsible tax behaviour and tax governance.

Our tax principles, which are applicable worldwide, mirror ING's values of integrity, honesty, prudence and responsibility. These values are the main drivers for our relationship with tax authorities and for the adoption of tax transparency as standard practice.

### Tax principles and governance

Wherever we operate, we seek to establish and maintain an open and constructive dialogue with local tax authorities and other government bodies, based on the disclosure of all relevant facts and circumstances. In this dialogue we seek to provide clarity and establish certainty on all relevant local tax components in advance. We are transparent about our approach to tax and our tax position. In formulating this approach, we have taken account of the interests of our stakeholders, including (tax) authorities, non-governmental organisations, customers, shareholders and society in general.

Disclosures are made in accordance with relevant domestic regulations, as well as applicable reporting requirements and standards such as the International Financial Reporting Standards. The ING annual report contains a country-by-country overview of the result (before tax) and the total corporate income tax charge paid and accrued per tax jurisdiction. ING also submits, annually, a similar type of overview to tax authorities which enhances their insight into our tax position.

ING joined the Dutch Tax Governance Code developed by the Confederation of Netherlands Industry and Employers (known as VNO-NCW). ING embraces the principles of the code and will work consciously to comply with the targets set, as laid out in our Tax Governance Code booklet. This is available on ing.com in the Compliance section under About Us. The financial information in the Tax Governance Code is recorded under notes to the consolidated financial statements in this annual report (see Note 31, Information on geographical areas and Note 34, Taxation).

Tax policies, procedures and a tax control framework have been implemented to support management in mitigating potential tax risks in a prudent manner. Internal monitoring, control and reporting of tax-related risks takes place on a continuous basis with annual reporting to the Management Board and Supervisory Board and various other stakeholders. For SOx 404 purposes (section 404 of the Sarbanes-Oxley Act), an 'effectiveness of internal control statement' with respect to tax controls has been provided. Tax risk management is subject to Corporate Audit testing and evaluation. As part of the tax risk assessment, if applicable, the potential use of (tax) incentives and/or subsidies is considered acceptable to the extent explicitly intended by the authorities.

In all countries in which ING is present, it is ING's position to be cooperatively tax compliant. This implies being transparent about, and disclosing, relevant tax risks towards tax authorities.

We also believe in the principle that tax should follow business, so profits are allocated to the countries where business value is created. It is our policy to comply with domestic and international laws and regulations, taking account of both the letter and the spirit of the law, as well as standards such as the OECD guidelines for multinational enterprises, and we apply the arm's length principle.

## Tax position of clients

As a global bank, we play a crucial role in fighting financial crime and protecting the financial system from harmful behaviour. This includes criminal activities such as tax evasion, but also aggressive tax avoidance, which although not illegal can be damaging to the communities in which we operate. We aim not to facilitate such activities.

Tax risks not only refer to ING's own tax position, but also our role as gatekeeper for the financial system as well as risks in relation to our customers. In this respect, we have integrated a tax-integrity assessment in our overall customer risk assessment process.

It is our policy not to advise clients on taxation matters. Clients remain responsible for their own tax position.

# Our leadership and corporate governance

## The management of ING at board level substantially contributes to ING's governance. Our Executive Board (EB) and Management Board Banking (MBB) are overseen by our Supervisory Board.

We aim for a balanced composition in our EB, MBB and Supervisory Board, consisting of a diverse selection of people with knowledge, skills and executive experience, preferably gained in the banking sector, in corporate governance of large stock-listed companies and in the political and social environment in which such companies operate.

There should also be a balance of experience and affinity with the nature and culture of the business of ING. The boards play a role in setting and promoting the culture, underlying values and behaviours and code of conduct that aim to run our business in a way that contributes to sustainable long-term value creation for our people, our customers, our shareholders and society.

To contribute to the above ING has a matrix structure combining hierarchical and functional lines that work together to achieve a common goal, with dedicated roles and responsibilities and mechanisms for delegation, decision making and escalation.

ING's risk governance safeguards the functioning of the matrix structure and is based on the three lines of defence model (3LoD), which has segregated duties and independent internal control functions. Each defence line has a specific role and defined responsibilities and they work closely together to identify, assess, mitigate and monitor risks. The first line of defence lies with the heads (or delegates) of ING's banking business, support functions, geographies and countries; the second line with the risk management and compliance functions; and the third line with the internal audit function.

Read more on ING's risk governance and three lines of defence in 'Risk management'.

# Members of the Supervisory Board



### Karl Guha (chairperson)

Born: 1964
Nationality: Dutch

Karl was appointed chairperson of the SB at the General Meeting in April 2023. He started in July 2023.

Karl is chairperson of the Nomination and Corporate Governance Committee and member of the Remuneration Committee, the Risk Committee, the Audit Committee and the ESG Committee.

**Former position:**
CEO of Van Lanschot Kempen

**Relevant CRD IV position(s)**
- Chairperson of the SB
- Member of the supervisory board of SHV Holdings N.V.

**Other ancillary positions**
- Member of the supervisory board of Rijksmuseum Fonds



### Mike Rees (vice-chairperson)

Born: 1956
Nationality: British

Mike was appointed a member of the SB at the General Meeting in April 2019.

Mike is vice-chairperson of the SB, chairperson of the Risk Committee and member of the Nomination and Corporate Governance Committee and the Audit Committee.

**Former position:**
Deputy CEO of Standard Chartered Bank PLC.

**Relevant CRD IV position(s)**
- Vice-chairperson of the SB
- Non-executive chairperson of the board of directors of Travelex International Limited
- Non-executive chairperson of the board of directors of Midlands Mindforge

**Other ancillary positions**
- Non-executive chairperson of the board of directors of Mauritius Africa FinTech Hub



### Juan Colombás

Born: 1962
Nationality: Spanish

Juan was appointed a member of the SB at the General Meeting in April 2020. He started in October 2020.

Juan is a member of the Risk Committee, the Audit Committee, the Remuneration Committee and the ESG Committee.

**Former position:**
Chief operations officer and executive board member of the board of directors of Lloyds Banking Group

**Relevant CRD IV position(s)**
- Member of the SB
- Non-executive member of the board of directors of Azora Capital S.L.
- Non-executive chairperson of the board of directors of Bluserena Spa

**Other ancillary positions**
- Member of the global alumni advisory board of the Instituto de Empresa (IE) Business School



### Margarete Haase

Born: 1953
Nationality: Austrian

Margarete was appointed a member of the SB at the General Meeting in May 2017.

Margarate is chairperson of the Audit Committee and member of the Risk Committee.

**Former position:**
CFO of Deutz AG

**Relevant CRD IV position(s)**
- Member of the SB
- Chairperson of the supervisory board of ams-OSRAM AG
- Member of the supervisory board of Fraport AG

**Other ancillary positions**
- Chairperson of the employers association of Kölnmetall
- Member of the German Corporate Governance Commission



### Lodewijk Hijmans van den Bergh

Born: 1963
Nationality: Dutch

Lodewijk was appointed a member of the SB at the General Meeting in April 2021.

Lodewijk is chairperson of the ESG Committee and member of the Risk Committee.

**Former position:**
Partner/member of the management committee of De Brauw Blackstone Westbroek N.V.

**Relevant CRD IV position(s)**
- Member of the SB
- Deputy chairperson of the supervisory board of HAL Holding N.V.
- Member of the supervisory board of Heineken N.V.

**Other ancillary positions**
- Chairperson of the board of Utrecht University Fund (the Netherlands)
- Chairperson of the executive committee of Vereniging Aegon



### Herman Hulst

Born: 1955
Nationality: Dutch

Herman was appointed a member of the SB at the General Meeting in April 2020.

Herman is member of the Audit Committee, the Risk Committee and the ESG Committee.

**Former position:**
Global vice-chairperson EY Japan

**Relevant CRD IV position(s)**
- Member of the SB

**Other ancillary positions**
- None



### Harold Naus

Born: 1969
Nationality: Dutch

Harold was appointed a member of the SB at the General Meeting in April 2020.

Harold is a member of the Remuneration Committee and the Risk Committee.

**Former position:**
Global head of Trading Risk Management and general manager Market Risk of ING Bank

**Relevant CRD IV position(s)**
- Member of the SB
- CEO of Cardano Asset Management N.V.
- CEO of Cardano Risk Management B.V.
- Member of the executive board of Cardano Holding Limited

**Other ancillary positions**
- None



### Alexandra Reich

Born: 1963
Nationality: Austrian

Alexandra was appointed a member of the SB at the General Meeting in April 2023.

Alexandra is member of the Risk Committee and the ESG Committee.

**Former position:**
CEO of Telenor Thailand

**Relevant CRD IV position(s)**
- Member of the SB
- Member of the non-executive board of directors of Cellnex Telecom S.A.
- Member of the non-executive board of directors of Salt Mobile S.A.
- Member of the non-executive board of directors of DELTA Fiber

**Other ancillary positions**
- None



### Herna Verhagen

Born: 1966
Nationality: Dutch

Herna was appointed a member of the SB at the General Meeting in April 2019 and started in October 2019.

Herna is chairperson of the Remuneration Committee and member of the Nomination and Corporate Governance Committee.

**Former position:**
Member of the supervisory board of SNS Reaal N.V. (now: SRH N.V.)

**Relevant CRD IV position(s)**
- CEO of Post NL N.V.
- Member of the supervisory board of Koninklijke Philips N.V.

**Other ancillary positions**
- Member of the supervisory board of Het Concertgebouw N.V.
- Member of the advisory council of Goldschmeding Foundation

# Members of the Executive Board and Management Board Banking



## Steven van Rijswijk (CEO)

Born: 1970
Nationality: Dutch

Steven has been a member of the Executive Board since May 2017. He has been CEO and chairperson of this Board since July 2020. Prior to his appointment as CEO and chairperson of this Board, he was the chief risk officer.

Steven is responsible for ING's strategy including ESG and sustainability, decision- making, results, governance, culture, branding, reputation and people.

**Relevant CRD IV position(s)**
CEO and chairperson of the EB and MBB

**Other ancillary positions**
- Member of the Management Board of the Nederlandse Vereniging van Banken (NVB)
- Member of the Cyber Security Council (CSR)



## Tanate Phutrakul (CFO)

Born: 1965
Nationality: Thai

Tanate was appointed as chief financial officer of ING Groep and ING Bank and member of the MBB in February 2019. Subsequently, Tanate was appointed as a member of the Executive Board of ING Groep at the Annual General Meeting in April 2019.

Tanate is responsible for ING's financial strategy, budgetting, cost control and the financing of the company.

**Relevant CRD IV position(s)**
CFO and member of the EB and the MBB

**Other ancillary positions**
- None



## Ljiljana Čortan (CRO)

Born: 1971
Nationality: Croatian

Ljiljana was appointed as chief risk officer and a member of the MBB effective January 2021. At the Annual General Meeting in April 2021, Ljiljana was appointed as a member of the Executive Board. Prior to her appointment, Ljiljana was a member of the management board and chief risk officer at HypoVereinsbank (HVB) - UniCredit Bank in Germany.

Ljiljana is responsible for ING's risk activities including formulating our risk framework and risk appetite, risk culture and awareness, risk governance and policies and compliance.

**Relevant CRD IV positions**
CRO and member of the EB and the MBB

**Other ancillary positions**
- None



## Pinar Abay

Born: 1977
Nationality: Turkish

Pinar was appointed a member of the MBB in January 2020. She is also head of Retail, Market Leaders and Challengers & Growth Markets. She was appointed as non-executive member of the board of ING in Belgium in March 2021 and was chairperson of that board from May 2022 until December 2023. In May 2023, Pinar was appointed a member of the supervisory board of ING-DiBa A.G.

**Relevant CRD IV position(s)**
Member of the MBB, non-executive member of the board of ING Belgium NV/SA. and member of the supervisory board of ING-DiBa A.G

**Other ancillary positions.**
- Member of the board of EPI Company SE



## Andrew Bester

Born: 1965
Nationality: British/South African

Andrew was appointed as a member of the MBB and head of Wholesale Banking in April 2021. He is responsible for ING's wholesale banking activities globally.

**Relevant CRD IV position(s)**
Member of the MBB

**Other ancillary positions**
- None



## Marnix van Stiphout

Born: 1970
Nationality: Dutch

Marnix was appointed as a member of the MBB and chief operations officer and chief transformation officer in September 2021. As chief operations officer and chief transformation officer, he is responsible for translating, overseeing and implementing ING's strategies into a strategy for the operations function.

Marnix was appointed chief technology officer a.i. from May 2023 to August 2023 and November 2023 up to when a new chief technology officer is appointed.

**Relevant CRD IV position(s)**
Member of the MBB

**Other ancillary positions**
- None

# Supervisory Board report

During 2023, the Supervisory Board (SB), in its statutory and advisory capacity, focused on a number of operational elements, ranging from comprehensive risk management across a broad spectrum to climate-related matters as defined by Terra. In addition, the SB has, during the year, focused on resilience of the organisation with respect to operational and technology platforms, and Human Resources, both in terms of succession and talent management/recruitment.

The SB has a number of committees which prepare discussion and decision items. The SB committees play a significant role in supporting the SB in its oversight and supervisory activities, allowing the SB to operate effectively. With respect to strategy, both strategic intent and execution are a normal part of the discourse between the SB and the CEO.

The SB has an active and continuous dialogue with the Executive Board (EB) and the Management Board Banking (MBB) where it challenges and advises on the strategic and enabling priorities. For more, see 'Our strategy'. The SB acknowledges the responsibility it has to consider and balances the interests of all stakeholders of ING. It makes sure to take this into account while delivery on the strategic priorities is being executed.

## Highlights of 2023 Supervisory Board meetings

During 2023, the SB discussed a wide range of topics. In its deliberations on the various topics, the SB considers the customers' and other stakeholders' interests in view of ING's role in society. The highlights of the SB meetings are outlined below.

### Closely monitoring the macroeconomic environment

The year 2023 was marked by uncertain market conditions with high inflation and implications for ING's risk costs and RWA as a result of market volatility. The operating environment was marked by high inflation, increasing interest rates, tightening monetary conditions, geopolitical tensions and an energy crisis on the back of the Russia/Ukraine crisis, specific uncertainties in certain areas such as Poland and Türkiye, and the ending of the TLTRO and tightening of financing conditions. The SB closely monitored those macroeconomic developments in 2023 and discussed the consequences for ING's operations, including higher income of liabilities and mitigating measures for risk costs and RWA. Specific updates were provided on the movement on the financial markets as a result of macroeconomic trends.

### Scalability and resilience of ING's technology and operations

To put ING's strategy into practice, one of the key enablers is scalable technology and operations. Scalable technology and operations is driven by digitalisation and the capability of ING Hubs, leading to a superior customer experience and a reduction of the costs-to-serve. The SB closely monitored the targets for 2023 with regard to scalable technology and operations. The aim is to achieve scalable technology and operations that provide for a superior customer experience, while preventing technological failures, and if they occur, undertaking remediation activities and addressing root causes. The SB has a general and continuous focus on operational resilience. In addition to the updates on operational resilience, the SB regularly discussed the availability and reliability of ING's channels, including the remediation activities undertaken by (senior) management and root causes for set-backs in the availability and reliability of channels . Not only do scalable technology and operations require available and reliable channels, they also require systems that are safe for use for clients and employees. For that reason, cybersecurity has warranted further attention in 2023.

### Succession matters, people development and diversity & inclusion

In addition to frequent reviews by the Nomination and Corporate Governance Committee and the SB of the MBB, EB and SB composition and succession planning, the SB regularly discusses broader people development and diversity & inclusion matters with the EB and MBB. This includes topics such as the organisational health within ING, focusing on the alignment within the organisation on common goals, strategy and culture, and in particular the work environment within ING. For 2023 some of the root causes for lower scores were discussed, including the impact of ongoing Collective Labour Agreement negotiations. A specific topic that was addressed last year was 'Unlocking people's full potential', which is a critical enabler for ING's 'Making the difference' strategy. It should ensure an inclusive culture where everyone has the opportunity to develop and have impact for ING's customers and the society. In discussions with HR and the EB and MBB, the focus is talent and leadership, culture and organisation, including the bank-wide diversity and inclusion approach, and on operational excellence. Plans to develop, attract and retain diverse talent have been part of those discussions, as well as the gender pay gap analysis and gender targets.

### ESG-related matters, including sustainability, climate risk and the energy transition.

Another core pillar of ING's strategy is putting sustainability at the heart of everything we do. Management of climate and ESG risks is a priority for ING. The SB oversees these topics and challenges where necessary.

Recurring topics on the agenda of the SB include reports from the ESG Committee on ESG-related matters. Apart from the recurring topics, ESG-related matters, including sustainability and climate risk, are intertwined in many other discussions and topics the SB oversees. An example of this is the (strategic) updates on ING locations that are regularly discussed in the SB, of which ESG-related topics form an integral part. In addition to the regular agenda items, deep dives and training sessions were also organised. This included separate sessions on the E, the S and the G of ESG, but also sessions on stakeholder engagement and ESG within specific business lines. ESG topics that have an overlap with other committees were covered as joint sessions. For example, a joint session on the impact of climate risk on several parts of ING's residential mortgages portfolio was organised for the ESG Committee and Risk Committee, and a joint session on ESG (regulatory) reporting and disclosures took place with the ESG Committee and Audit Committee.

### AML enhancement with embedded effective KYC processes

In 2023, the SB continued to be updated regularly on developments regarding KYC and relevant items were discussed in more detail to ensure sufficient progress was made to complete the KYC Enhancement Programme commitments as agreed with the DNB. Progress is monitored by and discussed between the SB, management and the relevant supervisors.

## Continuous dialogue with stakeholders

At ING we seek out open dialogue and maintain continuous interaction with our stakeholders, responding to their views and concerns, driving increased collaboration. We aim to strike a balance between the interests of all stakeholders, including customers, shareholders, employees, regulators, supervisors and society at large. In 2023, the SB had periodic conversations with various stakeholders, including our shareholders, employees, supervisors and the EB and MBB. A specific topic that ING actively engaged on with investors and other stakeholders, including regulators, was the update of the EB and SB remuneration policies. The proposed updated EB and SB remuneration policies will be presented for shareholder approval at the 2024 AGM. The SB exercised its oversight role, which aimed to ensure that actions resulting from these conversations were embedded in the organisation and were followed up effectively. Examples of topics covered in 2023 in this respect are cybersecurity, availability and reliability of ING's channels, climate risks, sustainability, ESG, remuneration and ING's KYC enhancement efforts.

The dialogue between ING and external supervisors and regulators was a regular agenda item for the SB throughout the year. This included several discussions between the SB and the EB on the results of and follow-up to the annual Supervisory Review and Evaluation Process (SREP), through which the ECB aims to promote a resilient banking system as a prerequisite for a sustainable and sound financing of the economy. The SREP involves a comprehensive assessment of banks' strategies, processes and risks, and takes a forward-looking view to determine how much capital each bank needs to cover its risks.

## Supervisory Board meetings

In addition to the topics mentioned above, the SB discussed and monitored, among others things:

- Progress of ING's performance in the various countries and business lines on key financial and non-financial metrics;
- Ongoing supervisory developments, such as the European Central Bank's SREP and related matters such as the internal capital adequacy assessment process (ICAAP), the internal liquidity adequacy assessment process (ILAAP) and (climate risk-related) stress testing;
- The financing of ING Group in accordance with ING's capital and liquidity adequacy, ING's capital plan and ING's dividend and distribution policy, and additional distributions including cash dividend payments and share buyback programmes in line with such policy (see 'Our shares');
- ING's financial, non-financial and compliance risks and in this respect, among other things, ING's gatekeeper role and ensuring the security and compliance of the bank through enhancing and maturing ING's KYC priorities, supported by structural solutions (see 'Strengthening ING's global AML/KYC capabilities' and 'Risk management' for further details on ING's AML/KYC measures), and ING's operational resilience;
- The audit plans of the internal and external auditor and the external auditor rotation;
- Various remuneration-related matters, such as the annual review of the reward and appointment framework, the ING Remuneration and Regulations Framework and the review of the SB and EB remuneration policies;
- The functioning of the SB and its committees, EB and MBB, supported by annual collective self-evaluations, and the functioning of their individual members;
- Several topical regulatory themes with a global ING scope, such as data strategy and management, IT, cybersecurity and ransomware, sourcing, geopolitical developments, compliance with sanctions, the KYC enhancement programme and leveraged transactions;
- ESG-related matters in relation to strategy, including, among others, sustainability, climate risk and energy transition.

The EB and MBB were present at each regular SB meeting. For some parts of these meetings, depending on the nature of the topics discussed, only the chief executive officer (CEO) was present. The SB also had sessions without the EB and the MBB prior to its regular meetings when this was justified by the nature of the topics on the agenda. The purpose of these so-called pre-meetings and SB-only meetings is to allow the SB to reflect independently on and consider important matters in the absence of the EB and MBB.

There was frequent interaction between the chairpersons of the relevant SB committees and the members of the EB to ensure that – at all times – everyone was up to date on the most recent developments. Furthermore, the chairperson of the Risk Committee and the chairperson of the Audit Committee continued their informal interaction with the chairpersons of local risk and audit committees of ING's five largest subsidiaries to enrich the SB dialogue. Also, SB members who do not chair committees were assigned specific focus areas that best fit their skills, knowledge and experience to further enhance SB decision-making.

The SB continued to monitor the execution of the strategy by regularly discussing the challenges and opportunities of the strategic priorities, countries and business with the EB and MBB.

The SB discusses and reconfirms all of its members' outside positions on an annual basis. In addition, it discusses any intended outside positions and assesses if such positions can be approved while safeguarding the level of engagement.

In addition to the information included in this SB report, information on the SB can be found in 'Our leadership', 'Corporate governance' and the 'Remuneration report'.

## Permanent education including exchange with the business

To further strengthen their knowledge, continuous learning is organised for the SB. SB members participate in these permanent education sessions to exchange knowledge and information on a regular basis with ING's business. The latter is aimed at keeping the SB up to date on ING-relevant knowledge, skills and expertise and at increasing the SB's understanding of and engagement with ING's business operations and stakeholders.

For 2023, a balance was sought in the specific topics of the sessions organised for the SB. Subjects that were covered include ESG, operational resilience, cybersecurity, compliance, corporate governance and a range of strategic topics. The latter included in-depth sessions on (i) digital assets, (ii) cloud strategy, (iii) generative AI and, (iv) ING's Wholesale and Retail Banking business, including Business Banking, focused on ESG. A session to gain an outside-in view on investor perspectives was also organised. For the SB committees, these sessions included deep dives and thematic sessions. Deep dives are technical discussions on selected key topics that contribute to a more in-depth understanding of the matters at hand. Thematic sessions focus specifically on certain themes that need further attention and/or are looking forward at emerging risks and developments. Both these thematic and deep-dive sessions contributed to a more in-depth understanding of the matters discussed. Although the deep dives and thematic sessions are for the specific committees, all SB members have standing invitations.

As part of the annual business visit, the entire SB, together with the EB and MBB, visited the ING locations in the Philippines and Australia in September 2023. This visit allowed the SB to get a better understanding of local business challenges and the country-specific market opportunities.

The various educational sessions provided opportunities for SB members to interact with senior management and subject-matter experts. Interactions also took place through speed-meet sessions. The meetings were held both in person and virtually. Interactions contributed to a better mutual understanding and alignment on what matters most to ING and its stakeholders.

For more information on the education of the SB committees and their respective members, for instance on sustainability and digitisation, see 'Committee meetings'.

## Financial and risk reporting

The EB prepared the financial statements and discussed these with the SB, including the SOx Act 404 Report in relation to the Annual Report on Form 20-F. The quarterly results, including the relevant auditor reports and press releases, were discussed and approved in February, May, August and November 2023. The full-year 2023 financial results were discussed and approved in March 2024. In addition, elements relevant to the draft agenda for the Annual General Meeting 2024 were discussed and decided on. With the consent of the ECB, in March, May and November share buyback programmes were started in line with the long-term CET1 ratio ambition level and dividend and distribution policy. ING's Annual Report is presented in an integrated form for the ninth successive year. The financial statements will be submitted for adoption at the 2024 Annual General Meeting as part of the 2023 Annual Report. KPMG, in its role as ING's external auditor, audited ING's 2023 financial statements. As part of the standard procedures, KPMG declared itself independent from ING, in compliance with applicable rules and regulations. Read more in 'Audit Committee' below.

The SB was also informed in detail throughout the year of potential financial, non-financial and compliance risks for ING, including: the continuing political and economic developments in various countries and regions; climate- and ESG-related risks; cybersecurity and ransomware; and updates on (upcoming) regulatory changes.

The SB discussed how these and other risks could be mitigated, which included reviewing stress-test results performed by ING and programmes related to known and anticipated risks. In addition to internal stress tests and programmes related to known and anticipated risks, ING released its third integrated climate report in October 2023. This report explains how our financing impacts climate change, as well as how climate change impacts our business. It includes our progress on steering the nine most carbon-intensive sectors in our loan portfolio towards global climate goals (our Terra approach), how we engage with clients to help them in their transitions, and our work to assess climate risks and take action to mitigate them. This progress and progress on other ESG related matters was monitored by the ESG Committee.

Read more on risk management in 'Risk Committee' below.

## Internal Supervisory Board meetings[4]

During the 2023 internal meetings of the SB (with the CEO attending, except when matters concerning him were discussed), among others, the following topics were addressed:

- The annual targets and periodic performance assessments of the EB and the MBB and their individual members. The SB evaluates and assesses the functioning and diversity of the EB and the MBB, including questions of succession and remuneration, at least annually, in an internal meeting[5];
- The composition of the EB and MBB;
- The composition of the SB, including its committee composition;
- ING's broader talent and succession planning in view of bench strength, including the outcome of ING's annual talent review;
- Remuneration-related matters, including, but not limited to (i) the remuneration report, (ii) the appointment/compensation/severance proposals of high earners and senior management in control functions, (iii) the Variable Remuneration Accrual Model (VRAM) process, and the review of the SB and EB remuneration policies;
- The annual collective self-evaluation of the EB, the MBB and the SB;
- The NYSE clawback policy.

## Management Board Banking and Supervisory Board annual collective self-evaluation

In 2023 the MBB and SB conducted the annual collective self-evaluation. This was facilitated by an independent external party and with anonymous input from several executives and senior managers who regularly interact with the MBB and SB and attend their meetings. The self-evaluation addressed the 'what' (roles and responsibilities) and the 'how' (culture and behaviour) of the MBB and SB. In addition to the traditional themes, the self-evaluation over 2023 also reflected on ING's strategy, digital and data developments, ESG, and geopolitical and macroeconomic events, including the accessing of outside-in views of stakeholders.

### Approach[6]

During the October and November 2023 meetings, the MBB and SB discussed and approved the annual collective self-evaluation process and design for the year 2023. In December 2023, input was gathered from the MBB and SB members and a group of frequent attendees. This, together with the outcome of the 2023 mid-year review and of the bilateral interactions between the MBB members, the SB chairperson and each individual SB member in January 2024, formed the basis for the collective MBB and SB self-evaluation dialogue in January 2024. During this dialogue the MBB and SB determined their collective positive points to maintain and its 2024 priorities for further improvement. This forms part of the MBB's and SB's practice to regularly deliberate on its collective performance, i.e. towards year-end (to determine the next year's approach and potential specific themes to address), halfway through the year (to reflect on status and progress) and at the start of the year (to discuss the outcome of the previous year and agree on positive points to keep and points for further improvement).

### Results Management Board Banking

The MBB's collective dialogue on 15 January 2024 centred around the following questions:

1. Positive points: are the positive points previously identified still valid? Where has the EB/MBB further improved, taking into account the continued focus on ESG and ongoing geopolitical and macroeconomic events?
2. Priorities for further improvement: Did the MBB sufficiently progress in 2023 on the improvement areas previously defined? What are the priority areas to further improve in 2024?

The MBB's agreed priorities for 2023 included:

1. Regarding the 'what': increasing focused time on strategy and external insights;
2. Regarding the 'how': (i) further enhance the quality of board meetings through assessment of most material topics and content for the agenda, and (ii) maintain the effectiveness of the MBB throughout expected changes to its composition.

[4] As of 2024, the name of the Internal Supervisory Board meetings was amended to Restricted Supervisory Board meetings.
[5] For more information on the EB's performance assessment and reward process in 2023, see the 'Remuneration report', the information of which is considered to be incorporated, by reference, in this SB report.
[6] The results of the self-evaluation refer to the findings and conclusions of the MBB evaluation. ING's listed entity is ING Groep, but ING's licensed banking activities are concentrated in ING Bank and subsidiaries. Given the importance of ING Bank's activities for ING Groep as a whole, and the fact that the EB members are also MBB members the collective self-evaluation has been included for the full MBB.

During 2023, the MBB addressed the above and, where applicable, embedded enhancements in its standard working practice: With regard to the 'what', this was addressed by spending significantly more time on bringing outside-in perspectives, particularly investor perspectives, which remains a priority for 2024, by the increased integration of ESG considerations into discussions and decisions and by proactively monitoring and responding to external geopolitical and market events. With regard to the 'how', item (i) was addressed by clarity on priorities, open and constructive team dialogue on key topics (e.g. risk and compliance) and improved quality of board documents which will remain a focus of attention during 2024. Item (ii) was addressed by further improved board member alignment, enhanced by members making joint market visits and presentations.

Looking back on 2023, the MBB has concluded that there are still several positive points that are valid:

- Regarding the 'what', the following strengths were recognised: (i) effective fulfilment of overall responsibilities, management of meetings, support and information available, including external insights and education, (ii) MBB composition, including skills, experience, and diversity, (iii) understanding of key stakeholder groups, (iv), increased focus on ESG topics, and (v) organisation culture and ability to attract and develop talent.
- Regarding the 'how', the following positives were recognised: (i) MBB interactions and quality of debate, and (ii) MBB effectiveness in making decisions, integrating key external considerations into discussions and decisions.

Looking ahead, the MBB concluded that several priorities are still relevant. Consequently, the MBB will focus its attention on the following during 2024:

- Regarding the 'what': (i) strategy and performance: when discussing strategy and performance, continue to strengthen external insights and data, and (ii) people and talent: continue focus on attraction, development and retention of diverse talent to strengthen talent pipelines.
- Regarding the 'how': (i) consider opportunities to further enhance strategic focus of meeting agendas, managing volume of operational reviews and updates, with deep dives on priority areas where needed, (ii) continue to focus on developing MBB interactions, and team dynamics, and (iii) continue to prioritise content of meeting agendas.

The MBB agreed to a number of specific actions for 2024 to contribute to its performance, such as:

1. Strategy and performance: when discussing strategy and performance further enrich views with structured external insights and market data;
2. Meeting agenda items: continue to enhance strategic focus of meeting agendas and quality of materials;
3. On people-related matters, further focus on talent and diversity to strengthen talent pipelines;
4. Continue to enhance MBB effectiveness by investing time in team building.

The MBB is of the opinion that the above contributes to ING delivering on its ambitions to keep transforming in line with the strategy.

## Results Supervisory Board

The SB's collective dialogue on 31 January 2024 centred around the following questions:

1. Positive points: are the positive points previously identified still valid? Where has the SB further improved, taking into account the continued focus on ESG and ongoing geopolitical & macroeconomic events?
2. Priorities for further improvement: Did the SB sufficiently progress in 2023 on the improvement areas / previously defined? What are the priority areas to further improve in 2024?

The SB's agreed priorities for 2023 included:

1. Regarding the 'what': (i) safeguarding balance in open, constructive dialogue with the EB and the MBB on strategy/business/market developments, including ESG, emerging risks, and time spent on shareholders' and other stakeholders' views on performance of the company, and (ii) continue to be provided with fit-for-purpose supporting materials for board meetings.
2. Regarding the 'how': (i) managing the change in composition of the SB, and (ii) enhancing insight into people and talent processes.

During 2023, the SB addressed all of the above and, where applicable, embedded enhancements in its standard working practice. With regard to the 'what', items (i) and (ii) form part of the regular meetings of the SB and its committees, with a view to the SB's role and responsibilities, supported by its comprehensive annual cycle of work. With regard to the 'how', item (i) was addressed by having regular formal and informal interactions e.g. during the annual business visit, which contributed to maintaining cohesive and harmonious collective dynamics within the newly composed SB, and item (ii) was addressed by spending more time on and establishing a greater focus on people and talent.

Looking back on 2023, the SB has concluded that there are still several positive points that are valid:

- Regarding the 'what', the following SB strengths were recognised: (i) its effectiveness at overseeing, supervising, challenging and advising the EB and MBB, (ii) effective decision making through its dialogues and interactions with the EB and MBB (iii) its composition and the interface/working balance between the committees and the SB, and (iv) its meeting management, timeliness of meeting materials, and the support available.
- Regarding the 'how', the following positives were recognised: (i) taking into account the vies of key stakeholders, for example during the review of the SB and EB remuneration policies, and (ii) an increased focus on ESG.

Looking ahead, the SB concluded that several priorities are still relevant. Consequently, the SB will focus its attention on the following during 2024:

- Regarding the 'what' it identified: (i) continue to improve the workings and effectiveness of the SB and its committees, and (ii) continue with the focus on business, market and (geo)political developments as well as stakeholder engagement.
- Regarding the 'how' these attention points were identified: (i) continued attention to succession and composition of the SB, EB and MBB, and (ii) further enhance the SB's effectiveness in ING's people and talent management process including the talent pipeline.

Overall, the SB agreed to a number of specific actions for 2024 to contribute to its performance, such as to:

1. Ensure continued focus on key topics with specific attention for strategy, leadership & people, governance, (geo)political developments and digital & data;
2. Enhance the effectiveness of operational oversight by reviewing the governance, structure, and remit of the SB committees: (i) evaluate the status of the ad-hoc ESG Committee and (ii) establish an SB Technology and Operations Committee;
3. Further improvement of board meeting materials quality through more focused and concise materials.

The SB is of the opinion that the above contributes to overseeing and constructively challenging ING in its ambition to empower people to stay a step ahead in life and in business and making the difference for people and the planet in line with the strategy.

## Committee meetings

To manage each of the committees' annual cycle of work and potential committee interdependencies, each committee has drawn up an annual work plan that is being kept up to date throughout the year for priority-setting and forward-looking purposes. These plans all feed into the SB's annual meeting cycle.

For an overview of the composition of the committees on 31 December 2023, see the table under 'Overview of Supervisory Board committee members'.

### Risk Committee

The Risk Committee met nine times in 2023, of which two meetings were combined with the Remuneration Committee to address remuneration-related proposals that include risk methodology elements, such as those relating to the Variable Remuneration Accrual Model (VRAM) (see also 'Remuneration Committee'). Eight out of the nine SB members are member of the Risk Committee, due to the continued importance of risk and how this is managed and supervised.

The committee assists and advises the SB with the performance of its duties in relation to overseeing: (i) the setting and monitoring of ING's risk appetite and risk strategy for all types of risk, including but not limited to financial, non-financial and compliance risk; (ii) the effectiveness of the internal risk management and control systems; and (iii) other related risk management topics. The Risk Committee pre-discusses such matters after which it provides its input together with its recommendation to the SB, after which the SB discusses and, where needed, decides on such matters.

The Risk Committee aims to ensure that integrity continues to come first for ING and that critical non-financial risk areas stay top of mind, as an integral part of ING's identity. Through risk management ING builds strong foundations, supported by structural solutions that continue to earn and maintain the trust of its stakeholders, including its customers and society at large.

At each quarterly Risk Committee meeting financial and model risks, non-financial risks and compliance risks were discussed. This included the status of ING's accompanying metrics, such as for risks in the areas of solvency, liquidity and funding, credit, country, market, IT, non-financial risk and compliance. The discussions were supported by different analyses conducted on the inflationary and geopolitical impact on ING's credit portfolio, capital and liquidity position, and updates on credit developments in certain countries and portfolios. The non-financial and compliance risk discussions were supported by (i) updates of the bank-wide KYC enhancement and maturity efforts, (ii) a variety of topical dashboards such as on IT (risk), cybersecurity, sourcing, data quality and data privacy (including GDPR) and (iii) the status of implementation of related regulatory programmes.

As part of the annually recurring topics, the Risk Committee discussed, among other things, the following:

- The annual review of the Risk Appetite Framework and accompanying principles and risk appetite statements;
- The annual update to the Recovery Plan;
- The impact of upcoming regulations, and credit developments in certain countries and portfolios;
- The review of the scope of ING's key policies.

The Risk Committee also regularly discussed the status of reported whistleblower concerns.

In 2023, the deep dives for the Risk Committee encompassed: country-related regulatory and operational challenges, payments processing and controls, funding and liquidity update in expectation of targeted longer-term refinancing operations repayment, risk management effectiveness, modelling and operational KYC effectiveness. Thematic sessions in 2023 encompassed: leveraged transactions framework and management, credit risk assessment system improvements setting and steering signals, the cyber evaluation, the internal capital adequacy assessment process (including economic capital and stress testing), climate risk stress testing with a focus on floods and sea-level rising and a data and model ethics session. All SB members had a standing invitation for these sessions and participated in several of these as deemed relevant to them.

All relevant items discussed by the committee were reported to the SB, with the SB approving those items as required from a governance perspective.

Read more on how ING manages its risks in 'Risk management'.

## Audit Committee

The Audit Committee met seven times in 2023.

The committee assists and advises the SB with (i) the performance of its duties in relation to the integrity and quality of ING's financial reporting, (ii) the effectiveness of ING's internal risk management and control systems in relation to financial reporting and (iii) the preparation of the discussions within and the decisions of the SB on such matters.

The Audit Committee addressed, among other things, the following recurring topics:

- The quarterly results and the related press releases, the interim accounts and the financial statements, the Annual Report, the 6-K and 20-F forms, and the SOx Act 404 Report;
- Judgemental accounting topics;
- Key audit matters, as included in the auditors' reports;
- Financial reporting, including the quarterly results;
- (The approval of) the external auditor's audit plan/engagement letter/independence and fees;
- The overall internal control environment, the internal controls over financial reporting, the internal and external auditor reports;
- The review of the internal audit function;
- Matters related to the financing of the company, including the assessment of ING's capital and liquidity position;
- The internal audit plan, including its support and progress monitoring;
- Critical and high rated overdue issues, as reported by the internal audit function;
- The updated internal audit charter;
- The update of ING's key policies;
- ING's long-term CET1 ratio target level;
- ING's dividend and distribution policy;
- SOx Act framework;
- Capital and liquidity management.

The Audit Committee performed an assessment of the functioning of the external auditor, the scope and materiality of the audit plan and the principal risks identified in the audit plan. In 2023, the Audit Committee was involved in the selection procedure for the nomination for the legally required rotation of the auditor as of reporting year 2026.

Specific attention was paid to a variety of other related topics. These included, among other things, the following topics:

- ICAAP governance;
- External audit quality indicators;
- IFRS 9, ESG-disclosures;
- ING's additional capital distributions including cash dividend payments and share buy-back programmes.

In 2023, the thematic sessions for the Audit Committee encompassed: impact of market volatility on financial reporting (e.g. foreign currencies and rising interest rates), disclosure requirements (including ESG), and internal audit methodologies.

All relevant items discussed by the committee were reported to the SB, with the SB approving those items as required from a governance perspective. Directly following the Audit Committee meetings, the members of the Audit Committee met in a closed meeting with the internal and external auditors to seek confirmation that all relevant topics were discussed in the Audit Committee meetings.

To properly prepare for the regular Audit Committee meetings, the chairperson of the Audit Committee held separate sessions with the external auditor, the general manager of the internal audit department, the chief financial officer (CFO) and the Group Controller. The chairperson also met with various senior managers.

## Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee met 11 times in 2023.

The committee assists the SB with the performance of its duties in relation to selection and nomination of, among others, the members of the SB, EB and MBB, talent management and the effectiveness of ING's governance arrangements. In this respect, the MBB, EB and SB composition, bench strength and other related succession matters are discussed during the committee meetings. The committee prepares the discussions with and decisions of the SB on such matters.

With regard to nomination-related matters, ING aims to ensure that all of its boards are, at all times, adequately composed to perform their duties. As its standard practice, the Nomination and Corporate Governance Committee therefore discusses (i) the performance of the individual members of the EB and the MBB (also serving as input to the Remuneration Committee) and (ii) medium- to long-term succession planning for the EB, the MBB and the SB. A continuing conversation on EB and MBB succession planning is facilitated by the chief human resources officer as part of the regular Nomination and Corporate Governance Committee meetings in the form of deep dives by function and business line.

When selecting suitable board succession candidates, various aspects are to be taken into account in view of board composition, such as regulatory requirements, suitability considerations, banking and other industry knowledge, outside positions, independence, no conflicts of interest and availability. Also, the minimum and optimal size of a board and diversity aspects such as how to arrive at an appropriate balance in its representation of regions, age, gender, knowledge and expertise are to be taken into account. The generic profiles of the EB and the SB aim to capture these elements. The profiles can be found on ing.com. Read more on the boards' composition in the 'Composition of the Executive Board, Management Board Banking and Supervisory Board' section that also includes a diversity and competence matrix.

The Nomination and Corporate Governance Committee also focuses on ING's broader talent and succession planning in view of bench strength and diversity at higher management levels, with selected key roles receiving dedicated attention. This is done by taking into account ING's diversity policy and by accelerating refreshment where possible without jeopardising business continuity. The diversity policy is published on ing.com. The committee also holds periodic conversations outside of its regular meetings with internal talented individuals who are considered to have the potential to assume more senior and complex roles in the organisation over time. The results of these conversations are fed into the individuals' coaching and development plans.

With regard to corporate governance, the committee discussed, among other things:

- The 2023 Annual Report and the accompanying booklets on ING's application of the Dutch Corporate Governance Code and the Dutch Banking Code;
- The approach and agenda for the 2023 AGM;
- The suitability policy framework and its global implementation, thereby also taking into account regulatory developments;
- The annual updates to the corporate board charters and the decision structure as well as any changes in board members' outside positions;
- ING's Governance Framework;
- The revision of the Dutch Corporate Governance Code and the implementation of the revised code throughout ING;
- The annual review of ING's key policies list.

All relevant items discussed by the committee were reported to the SB, with the SB approving those items as required from a governance perspective.

## Remuneration Committee

The Remuneration Committee met 10 times in 2023.

The committee assists the SB, with the performance of its duties in relation to remuneration, the remuneration policies and the application and compliance thereof and prepares the discussions within and decisions of the SB on such matters. In doing so, the Remuneration Committee takes into account the adequacy of information provided to shareholders on remuneration policies and practices.

As part of the renewal of the EB and SB remuneration policies the Remuneration Committee undertook a detailed review to assess whether the policies, based on stakeholder feedback and market and regulatory developments, are still appropriate. The Remuneration Committee conducted a comprehensive stakeholder engagement process with regulators, our shareholders, customers, employees (Central Works Council) and society at large in order to take into account their views on the remuneration policies. For further information, see 'Herna Verhagen's letter on remuneration' in this Annual Report.

As an annual recurring topic, the Remuneration Committee reviewed the remuneration report by way of benchmarking with the purpose of further improving the remuneration report. For further information, see the 'Remuneration report' in this Annual Report.

In addition, the Remuneration Committee discussed the progress and performance on the annual targets set for the EB and MBB. With regard to variable remuneration and the application of ING's accompanying Variable Remuneration Accrual Model (VRAM) (including last year's lessons learned), the committee received input and advice from the Risk Committee following strengthened risk management governance. This served as input for a review of the predefined thresholds above which the pool for variable remuneration may be unlocked for those eligible as well as the accompanying individual variable remuneration proposals, including potential cases for holdback or clawback of deferred compensation by way of malus.

The Remuneration Committee in addition discussed, among other topics:
- The EB and SB remuneration policies update;
- The progress and performance on the annual targets set for the EB and MBB;
- The update of the gender diversity targets;
- Identified staff and high earner-related remuneration matters based on ING's remuneration governance structure;
- The variable remuneration and the application of ING's accompanying VRAM (including last year's lessons learned);
- The NYSE Clawback Policy and potential cases for holdback or clawback of deferred compensation by way of malus;
- Updates to ING's Remuneration Regulations Framework;
- The actions necessary to narrow ING's gender pay gap;
- The remuneration related supervision and/or regulatory letters and publications.

All relevant items discussed by the committee were reported to the SB, with the SB approving those items as required from a governance perspective

## ESG Committee

The ESG Committee met four times in 2023.

An ad hoc ESG Committee was established in 2022 to monitor the development of ESG within ING. The ESG Committee has been established for an initial duration of two years. The SB is in the process of evaluating the functioning of the committee and whether the ad hoc character of the committee will be extended or made permanent.

To prevent an overlap between the ESG Committee and other SB committees and to safeguard an aligned and common view on ESG, the ESG Committee consists of at least one member of each of the other committees. The ESG Committee assists the SB with matters relating to the various areas of ESG (environmental, social and governance), including but not limited to, the development of ESG and the integration of ESG in the company and its strategy. In addition, the ESG Committee assists the SB by generally monitoring and advising on potential impediments as well as relevant trends and developments on 'environmental', 'social' and 'governance' topics and how to connect them with ING's response and actions on the basis of ING's ESG dashboard.

With regard to environmental, social and governance-related topics, the committee discussed, among other things:
- Key updates and relevant ESG-related matters, such as the 2023 ING Group Climate Report, sustainability targets, ESG dilemmas and greenwashing;
- Any updates of key ESG policies and ESG-related supervisory/regulatory letters and publications;
- Environmental Programme update, incl. real estate strategy & green travel budget;
- Sustainable product definitions and controls.

Given the dynamic and continuously evolving nature of sustainability, deep dives were held to provide the ESG Committee members with in-depth knowledge and experience on, among others: ING's ESG Stakeholder engagement plan, Sustainability in connection with retail-, business- and wholesale Banking, human rights and financial health. There was a thematic session on climate risk stress testing with a focus on floods and sea level rising.

In June and September 2023 various external and internal experts organised a two day ESG Committee training to inform the ESGcom and continue the discussion on a variety of ESG related topics. The June sessions had a focus on ING's integrated climate approach and how we can empower our clients to reach net zero by 2050, climate change and the importance of biodiversity and the role of sustainable finance related to it. The September sessions focussed on ESG regulations and impact on the business, the ESG reporting landscape, human rights, ESG related risk management and financial health.

All relevant items discussed by the committee were reported to the SB, with the SB approving those items as required from a governance perspective.

## Attendance of SB members

The SB met 11 times in 2023 for its regular meetings. On average, 97 percent of the SB members participated in the meetings. See the attendance matrix for the SB meetings and committee meetings for more details. The continued high attendance demonstrates that SB members are engaged with ING and are able to devote sufficient time and attention to overseeing its affairs.

**SB attendance 2023[1,2]**

| | SB | RiCo[3] | AC | NCGcom | RemCo | ESGcom |
|---|---|---|---|---|---|---|
| Karl Guha (chairperson)[4] | 3/3 | 4/4 | 2/2 | 4/4 | 6/6 | 2/2 |
| Hans Wijers[4] | 8/8 | 3/3 | 4/5 | 7/7 | 4/4 | 2/2 |
| Mike Rees (vice-chairperson) | 11/11 | 7/7 | 7/7 | 5/5 | | |
| Juan Colombás | 11/11 | 7/7 | 7/7 | | 6/6 | 2/2 |
| Mariana Gheorghe[4] | 5/5 | 2/2 | | 5/5 | 3/3 | 1/1 |
| Margarete Haase | 11/11 | 7/7 | 7/7 | | | |
| Lodewijk Hijmans van den Bergh | 10/11 | 7/7 | | | | 4/4 |
| Herman Hulst | 11/11 | 7/7 | 7/7 | | | 4/4 |
| Harold Naus | 10/11 | 6/7 | | | 9/10 | |
| Alexandra Reich[4] | 5/6 | 4/4 | | | | |
| Herna Verhagen[5,6] | 10/11 | | | 11/11 | 10/10 | |
| **Total attendance[6]** | **96%** | **99%** | **97%** | **100%** | **98%** | **100%** |

1 This SB attendance overview shows the SB (committee) meetings that took place during the year. In addition to these meetings, there were 10 internal SB meetings in 2023 in view of nomination and remuneration matters, with a total attendance rate of 100 percent. These are not shown separately in the overview for year-on-year, like-for-like comparison purposes.
2 Abbreviations used: RiCo = Risk Committee, AC = Audit Committee, NCGcom = Nomination and Corporate Governance Committee, RemCo = Remuneration Committee; ESGcom = ESG Committee
3 In 2023, two RiCo meetings were held in combination with the RemCo on remuneration matters that also required a risk view.
4 Hans Wijers and Mariana Gheorghe retired from the SB as per 1 July 2023 and per the AGM on 24 April 2023 respectively. At this AGM, Karl Guha and Alexandra Reich were appointed to the SB. The appointment of Karl Guha became effective on 1 July 2023. Their attendance is shown relative to their tenure.
5 Herna Verhagen participated twice in a RiCo meeting in combination with the RemCo.
6 The numbers exclude SB observers, if any. If SB members cannot join a meeting they will always receive the meeting materials prior to the meetings to allow them to provide feedback.

## Overview of the Supervisory Board committee members

The table below reflects the composition of the SB committees on 31 December 2023.

| Supervisory Board | Risk Committee | Audit Committee | Nomination and Corporate Governance Committee | Remuneration Committee | ESG Committee |
|---|---|---|---|---|---|
| Karl Guha (chairperson) | Member | Member | Chairperson | Member | Member |
| Mike Rees (vice-chairperson) | Chairperson | Member | Member | — | — |
| Juan Colombás | Member | Member | — | Member | Member |
| Margarete Haase | Member | Chairperson | — | — | — |
| Lodewijk Hijmans van den Bergh | Member | — | — | — | Chairperson |
| Herman Hulst | Member | Member | — | — | Member |
| Harold Naus | Member | — | — | Member | — |
| Alexandra Reich | Member | — | — | — | Member |
| Herna Verhagen | — | — | Member | Chairperson | — |

## Composition of the Executive Board, Management Board Banking and Supervisory Board

ING aims to ensure that the boards are - at all times - adequately composed to perform their duties.

At the 2023 General Meeting, the SB proposed to shareholders to reappoint Tanate Phutrakul, Mike Rees and Herna Verhagen. These proposals were approved.

Pinar Abay was appointed as head of Retail, Challengers & Growth and Market Leaders as of 15 May 2023. The combining of the roles is in line with ING's strategic priorities and was done to further simplify the management structure of ING Bank. This appointment formalised this new role at MBB level and was considered a logical step to further improve consistency, scalability and efficiency to the products and services that ING offers. Pinar took over the role of Aris Bogdaneris, who was the head of Retail and Challengers & Growth (and who stepped down from the MBB per 15 May 2023).

Ron van Kemenade left ING at the end of April 2023. With Ron's leadership ING has transformed into a bank with scalable technology and operations. Görkem Köseoğlu was appointed as a member of the MBB and chief technology officer as of 1 September 2023. Unfortunately, after mutual discussions on different views regarding the expectations about his leadership role within ING, Görkem Köseoğlu stepped down from the MBB, effective 1 November 2023. Marnix van Stiphout who's been ING's COO and chief transformation officer and MBB member since 1 September 2021 took over the additional responsibilities as ad interim CTO.

Hans Wijers retired from the SB per 1 July 2023. Hans was appointed to the Supervisory Board in 2017, became its chairperson in 2018 and was reappointed for a second term in 2021. Hans became a member of the Risk Committee, Audit Committee, Nomination and Corporate Governance Committee, Remuneration Committee and the ESG Committee. Karl Guha was appointed at the 2023 AGM as new SB chairperson, with effective date 1 July 2023.

Mariana Gheorghe retired from the SB effective per the 2023 General Meeting after more than seven years of dedicated service. Alexandra Reich was appointed as new SB member at the 2023 General Meeting. She became a member of the Risk Committee.

The Nomination and Corporate Governance Committee and the Supervisory Board will continue to strive for an adequate and balanced composition of the Supervisory Board when selecting and nominating new members for appointment, taking into account ING's diversity policy and other factors.

Read more in 'Corporate governance' on the composition of the EB and the Supervisory Board.

All Supervisory Board members, with the exception of no more than one person, should qualify as independent as defined in the best practice provision 2.1.8 of the Dutch Corporate Governance Code. The members of the Supervisory Board are therefore requested to assess annually whether or not they are independent as set out in the Dutch Corporate Governance Code and to confirm this in writing. On this basis, the Supervisory Board confirms that all members of the Supervisory Board are to be regarded as independent on 31 December 2023. On this date all members of the Supervisory Board were also to be regarded as independent within the meaning of the NYSE listing standards. For the full list of Supervisory Board members and more details, see 'Our leadership', the information of which is considered to be incorporated, by reference, in this Supervisory Board report.

# Diversity and competence matrix

| Management Board (EB/MBB) | Diversity | | | Competencies | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Year of birth | Gender | Nationality | Executive experience | International experience | Banking | Finance / audit | Risk | Operations | IT & Cybersecurity | ESG |
| **Steven van Rijswijk** (EB/MBB, CEO) | 1970 | Male | Dutch | ⊛ | ● | ⊛ | ⊛ | ⊛ | ● | ● | ⊛ |
| **Tanate Phutrakul** (EB/MBB, CFO) | 1965 | Male | Thai | ⊛ | ⊛ | ⊛ | ⊛ | ● | ● | ● | ● |
| **Ljiljana Čortan** (EB/MBB, CRO) | 1971 | Female | Croatian | ⊛ | ⊛ | ⊛ | ● | ⊛ | ● | ● | ● |
| **Pinar Abay** (MBB, head of Retail, Market Leaders and Challengers & Growth Markets) | 1977 | Female | Turkish | ⊛ | ⊛ | ⊛ | ● | ● | ⊛ | ● | ● |
| **Andrew Bester** (MBB, head of Wholesale Banking) | 1965 | Male | British/ South African | ⊛ | ⊛ | ⊛ | ⊛ | ● | ⊛ | ● | ⊛ |
| **Marnix van Stiphout** (MBB, chief operations officer, chief transformation officer and ad interim CTO) | 1970 | Male | Dutch | ⊛ | ● | ⊛ | ● | ● | ⊛ | ⊛ | ● |

● Has sufficient/advanced knowledge, skills and experience in the area and can make a balanced independent Judgement on the matter.

⊛ Is in addition considered and expert in relation to previous or current roles.

| Supervisory Board | Diversity | | | Competencies | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Year of birth | Gender | Nationality | Executive experience | International experience | Banking | Finance / audit | Risk | Operations | IT & Cybersecurity | ESG |
| **Karl Guha** (chairperson) | 1964 | Male | Dutch | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ● | ⊛ |
| **Mike Rees** (vice-chairperson) | 1956 | Male | British | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ● | ⊛ | ● |
| **Juan Colombás** | 1962 | Male | Spanish | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ⊛ | ● |
| **Margarete Haase** | 1953 | Female | Austrian | ⊛ | ⊛ | ⊛ | ⊛ | ● | ⊛ | ● | ● |
| **Lodewijk Hijmans van den Bergh** | 1963 | Male | Dutch | ⊛ | ⊛ | ● | ● | ● | ● | ● | ⊛ |
| **Herman Hulst** | 1955 | Male | Dutch | ⊛ | ⊛ | ● | ⊛ | ● | ● | ● | ● |
| **Harold Naus** | 1969 | Male | Dutch | ⊛ | ● | ⊛ | ● | ⊛ | ● | ● | ● |
| **Alexandra Reich** | 1963 | Female | Austrian | ⊛ | ⊛ | ● | ● | ● | ⊛ | ⊛ | ⊛ |
| **Herna Verhagen** | 1966 | Female | Dutch | ⊛ | ● | ● | ● | ● | ⊛ | ⊛ | ⊛ |

Please note the following:

- The purpose of this matrix is to provide an overview on the experience and competencies that ING considers to be the most relevant for its stakeholders.
- The matrix represents to which extent ING's board members have such experience and competencies (either developed already before joining ING and/or during their position(s) at ING).
- The content of the matrix is subject to change in the light of ING's continually changing situation, markets and environment.
- For the appointments of new board members, all relevant competencies are also shared with ING's supervisors DNB/ECB based on their standard suitability matrix to assess the collective competence of members of the management/supervisory body.

## Appreciation for management and employees

The SB would like to thank the management and the employees for their hard work and dedication to deliver value for all stakeholders during a challenging year. The financial performance during 2023 speaks for itself, but it is important to acknowledge that this performance was achieved in a febrile economic and geopolitical environment.

With respect to the execution of the strategy, considerable progress was made during the course of the year - with a particular attention to the KYC related processes. The SB would like to express its gratitude to all involved for their relentless focus, dedication and work. The SB realises and understands that this is a continual process and would like to wish all employees involved continued success in 2024.

Amsterdam, 4 March 2024

# Corporate governance

This chapter contains an overview of ING's corporate governance structure. It provides information on ING Group's Supervisory Board and Executive Board, as well as on its General Meeting and capital structure.

## ING's legal and management structure

### Legal structure

ING Groep N.V. (ING Group) is a publicly listed company based in the Netherlands. ING Group is the parent of one main legal entity: ING Bank N.V. (ING Bank). ING Bank is the parent company of various Dutch and foreign banks, other subsidiaries, branches and representative offices globally.


ING Groep N.V.
ING Bank N.V.

### Management structure

ING Group has a two-tier board structure consisting of the Supervisory Board and the Executive Board. ING Bank also has a two-tier board structure, consisting of the Supervisory Board and the Management Board Banking.


Supervisory Board
The Supervisory Board and its committees are identical for both ING Groep N.V. and ING Bank N.V. The Supervisory Board supervises and advises the Executive Board and the Management Board Banking and oversees the activities of ING.
Executive Board
The Executive Board, which consists of the CEO, CFO and CRO, is responsible for the management of ING Groep N.V.
Management Board Banking
The Management Board Banking is responsible for the management of ING Bank N.V.

## Dutch Corporate Governance Code, Banking Code and Dutch Tax Governance Code

As ING Group is established and listed in the Netherlands, it must comply with Dutch laws and regulations and is subject to the Dutch Corporate Governance Code (DCGC).

The DCGC provides guidance for ING's corporate governance structure and practices. ING supports the DCGC and its principles to ensure sound corporate governance within its organisation. ING's application of the DCGC is described in the booklet 'Application of the Dutch Corporate Governance Code by ING Groep N.V. (FY2023)' dated 7 March 2024, which is available on ing.com. The DCGC can be downloaded from the website of the Corporate Governance Code Monitoring Committee (mccg.nl).

The Dutch Banking Code (the Banking Code) is only applicable to ING Bank, but ING Group voluntarily applies the principles of the Banking Code on remuneration for its Executive Board members and senior management. The Banking Code can be downloaded from the website of the Dutch Banking Association (nvb.nl).

ING Group also voluntarily applies the principles of the Dutch Tax Governance Code. ING's application of the Dutch Tax Governance Code is described in the booklet 'Application of the Dutch Tax Governance Code by ING Groep N.V. (FY2023)' dated 7 March 2024, which is available on ing.com. The Dutch Tax Governance Code can be downloaded from the website of the Confederation of Netherlands Industry and Employers (vno-ncw.nl).

This section of the Annual Report, together with the above-mentioned booklets and other parts of this Annual Report to which reference is made in the booklets, comprise the corporate governance statement referred to in section 2a of the Dutch Decree on information in the management board report (Besluit inhoud bestuursverslag).

# Supervisory Board

## Roles and responsibilities

The Supervisory Board supervises and advises the Executive Board and oversees the activities of ING and the business connected with it. The responsibility for supervising and advising the Executive Board is vested in the members of the Supervisory Board collectively. The organisation, powers and modus operandi of the Supervisory Board are set out in the Charter of the Supervisory Board, available on ing.com.

In performing their duties, members of the Supervisory Board are required to:

- Be guided by the interests of ING and the business connected with it, thereby carefully balancing the interests of all stakeholders of ING and in this consideration give paramount importance to the customer's interest, as set out in the Dutch Banker's Oath;
- Foster a culture focused on sustainable long-term value creation, financial and non-financial risk awareness, compliance with ING's risk appetite, responsible and ethical behaviour, and stimulate openness and accountability within ING and its subsidiaries;
- Act without mandate and independent of any interest in the business of ING;
- Ensure that the Supervisory Board functions effectively.

The Articles of Association, the Management Board Charter and the Supervisory Board Charter outline which resolutions of the Executive Board are subject to approval by the Supervisory Board.

In accordance with the Articles of Association, ING Group indemnifies the members of the Supervisory Board as far as legally permitted against direct financial losses in connection with claims from third parties filed or threatened to be filed against them by virtue of their service as a member of the Supervisory Board.

## Composition and diversity

ING Group aims to have an adequate and balanced composition of its Supervisory Board, with a mix of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies, and experience in the political and social environment in which such companies operate. In the selection of the members of the Supervisory Board, ING strives for a balance in nationality, gender, and educational and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. We believe that diverse leadership at the level of the Supervisory Board fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business. According to the Gender Diversity Act, ING is required to comply with a gender-diversity quota of one third male and one third female for its Supervisory Board. In 2023, the Supervisory Board consisted of two third male and one third female. We believe the Supervisory Board is also well balanced in terms of other relevant diversity aspects. Also, the Supervisory Board had an international composition in 2023, with five persons of Dutch nationality and four persons with other nationalities.

The Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Supervisory Board, among others based on the Supervisory Board profile, which is available on ing.com. The Supervisory Board regularly assesses its composition.

ING believes that former members of the Executive Board can make a valuable contribution to the Supervisory Board. Therefore, also taking into account the size of the Supervisory Board and ING's wide range of activities, they may become members of the Supervisory Board of ING Group, but not in the position of chairperson or vice-chairperson. Former Executive Board members must wait at least one year before becoming eligible for appointment to the Supervisory Board.

After a former member of the Executive Board has been appointed to the Supervisory Board, this member may also be appointed to one of the Supervisory Board's committees. Appointment to the Audit Committee is only possible if the individual in question resigned from the Executive Board at least three years prior to such appointment.

For more information on the composition of the Supervisory Board see 'Our leadership' and the 'Supervisory Board report'.

## Appointment, suspension and dismissal

Members of the Supervisory Board are appointed, suspended and dismissed by the General Meeting.

For the appointment of Supervisory Board members, the Supervisory Board may draw up a binding list of candidates, which may be rendered non-binding by the General Meeting. A resolution of the General

Meeting to render this list non-binding, or to suspend or dismiss Supervisory Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The quorum requirement cannot be waived in a second general meeting. This ensures that such significant proposals of shareholders cannot be adopted in a general meeting with a low attendance rate and can only be adopted with substantial support of ING Group's shareholders.

Candidates for appointment to the Supervisory Board are assessed by DNB and ECB for suitability and reliability and must continue to meet these criteria while in function.

## Term of appointment of the Supervisory Board members

As a general rule, Supervisory Board members step down from the Supervisory Board after the fourth anniversary of their last appointment or reappointment. They are eligible for reappointment in the fourth year after their initial appointment and, with explanation, also in the eighth and tenth years.

The Supervisory Board may deviate from this general rule under special circumstances and with explanation, for instance to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. The retirement schedule is available on ing.com.

## Relevant positions pursuant to CRD IV / conflicting interests

Members of the Supervisory Board may hold other positions outside ING, including directorships, either paid or unpaid. CRD IV restricts the total number of supervisory board positions or non-executive directorships with predominantly commercial organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The ECB may, under special circumstances, permit a Supervisory Board member to fulfil an additional supervisory board position or non-executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Supervisory Board collectively to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

Members of the Supervisory Board are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the Supervisory Board (or, in the case of the chairperson, to the vice-chairperson) and to the other Supervisory Board members, and shall provide all relevant information. The Supervisory Board, excluding the member concerned, decides whether a conflict of interest exists.

In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and decision-making on the topic or the transaction in relation to which they a conflict of interest with ING Group.

## Transactions involving actual or potential conflicts of interest

There were no transactions reported in 2023 in which there were conflicts of interest with Supervisory Board members that are of material significance to ING Group and/or to the relevant board members.

If a member of the Supervisory Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of business on terms that apply to employees, this is not considered to be a material conflicting interest. Banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in current account are not considered a loan for this purpose and are therefore not disclosed in the 'Remuneration report'. For an overview of loans granted to members of the Supervisory Board, see the 'Remuneration report'.

## Committees of the Supervisory Board

On 31 December 2023, the Supervisory Board had five committees: the Risk Committee, the Audit Committee, the Nomination & Corporate Governance Committee, the Remuneration Committee, and the ESG Committee (ad hoc).

Separate charters have been drawn up for the Risk Committee, the Audit Committee, the Nomination & Corporate Governance Committee, and the Remuneration Committee. Terms of reference have been drawn up for the ESG Committee. These charters and terms of reference are available on ing.com.

Read more about the composition and the duties of the committees in the 'Supervisory Board report' and on ing.com.

## Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and does not depend on the results of ING Group. Members of the Supervisory Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Details are given in the 'Remuneration report'. Transactions by members of the Supervisory Board in these shares need to comply with the ING insider regulations, which are available on ing.com.

# Executive Board

## Roles and responsibilities

The Executive Board is entrusted with the management of ING Group and its subsidiaries and is responsible for the continuity and long-term value creation of ING. This includes the day-to-day management of the business and the setting of the strategy of ING, which responsibility is vested in the members of the Executive Board collectively. The organisation, main roles and responsibilities of the Executive Board are set out in the Management Board Charter, which is available on ing.com.

The Executive Board performs its activities under the supervision of the Supervisory Board. The Articles of Association, the Management Board Charter and the Supervisory Board Charter, which are available on ing.com, outline which resolutions of the Executive Board are subject to approval by the Supervisory Board.

ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the Executive Board, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING Group has taken out liability insurance for the members of the Executive Board.

## Composition and diversity

ING Group aims to have an adequate and balanced composition of its Executive Board, with a diverse selection of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In the selection of the members of the Executive Board, ING strives for a balance in nationality, gender, and educational and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. We believe that diverse leadership at the level of the Executive Board fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business. The Gender Diversity Act requires ING to set appropriate and ambitious targets for gender diversity in its Executive Board and senior management. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. Factors such as nationality, gender, age and education are also taken into account for the composition of the Executive Board. ING applies a gender diversity target of at least 30 percent to the Executive Board, which was met over 2023. Also, the Executive Board had an international composition in 2023, with one board member of Dutch nationality and two board members with other nationalities.

The Supervisory Board is responsible for selecting and nominating candidates to be appointed or reappointed to the Executive Board by the General Meeting, among others based on the Executive Board profile, which is available on ing.com. The Supervisory Board regularly assesses the composition and functioning of the Executive Board.

Part of this process are the following two topics:
1. Bench strength and succession planning for Executive Board positions are continuous attention points. Potential internal candidates for such roles may be complemented with potential talent from outside ING.
2. A long-term view is taken on the composition of the Executive Board, which, for example, means that steps are taken to improve the development path of women within ING and the appointment of women in senior positions throughout the organisation, in line with ING's D&I policy.

See more information on diversity, including on gender diversity in senior management, in the paragraphs on Unlocking our people's full potential in 'How we are making the difference'. For more information on the composition of the Executive Board, see 'Our leadership'.

## Appointment, suspension and dismissal

Members and proposed members of the Executive Board are appointed, suspended and dismissed by the General Meeting. Candidates for appointment to the Executive Board are assessed by the Dutch Central Bank (DNB) and the European Central Bank (ECB) for suitability and integrity and must continue to meet these criteria while in function.

For the appointment of Executive Board members, the Supervisory Board may draw up a binding list of candidates, which may be rendered non-binding by the General Meeting. A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. This quorum requirement cannot be waived in a second general meeting. This ensures that such significant shareholder proposals cannot be adopted in a general meeting with a low attendance rate and can only be adopted with substantial support of ING Group's shareholders.

## Remuneration and share ownership

Details of the remuneration of members of the Executive Board, including shares granted to them, are set out in the 'Remuneration report'.

Members of the Executive Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares need to comply with the ING regulations for insiders, which are available on ing.com.

## Relevant positions pursuant to CRD IV / conflicting interests

Members of the Executive Board may hold other positions outside ING. No member of the Executive Board had corporate directorships relevant under Capital Requirements Directive 4 (CRD IV) outside ING throughout 2023.

Members of the Executive Board are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the Executive Board and the other Executive Board members, and shall provide all relevant information. The Executive Board, excluding the member concerned, decides whether a conflict of interest exists.

In case of a conflict of interest, the relevant member of the Executive Board abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING Group.

## Transactions involving actual or potential conflicts of interest

There were no transactions reported in 2023 in which there were conflicts of interest with Executive Board members that are of material significance to ING Group and/or to the relevant board members.

If a member of the Executive Board obtains financial products and services, other than loans, which are provided by subsidiaries of ING Group in the ordinary course of business on terms that apply to employees, this is not considered a significant conflict of interest and is therefore not reported. Banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in current account, are not considered a loan for this purpose and are therefore not disclosed in the 'Remuneration report'. For an overview of loans granted to members of the Executive Board, please see 'Remuneration report'.

# General Meeting

A general meeting is held at least once a year. ING's Annual General Meeting (AGM) is generally held in April or May.

The main topics on which the General Meeting decides are:

- The appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board;
- The adoption of the financial statements (annual accounts);
- The declaration of dividends, subject to the power of the Executive Board to allocate part or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board and approved by the Supervisory Board;
- The appointment/reappointment of the external auditor;
- An amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board with approval of the Supervisory Board;
- The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board that has been approved by the Supervisory Board;
- The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

## Notice

ING Group convenes its general meetings by public notice via ing.com at least 42 days before the day of the general meeting. All information relevant for shareholders is then made available via ing.com. This information includes the notice of the general meeting, the place and time of the meeting, instructions on how to attend the meeting and exercise voting rights, the agenda, the explanatory notes to the agenda including the verbatim text of the proposals, as well as the Annual Report.

This period can be shortened to 10 days if i) ING Group meets the criteria for early intervention measures, ii) resolution can be avoided by means of a capital increase and iii) a general meeting would be required to enable ING Group to issue the required number of shares.

## Proposals by shareholders

Shareholders who individually or jointly represent at least one percent of the issued capital may propose items for the agenda of a general meeting. Such proposals should be adequately substantiated under applicable Dutch law.

Shareholders have the opportunity to contact ING about the general meeting, via a dedicated webpage on ing.com.

## Record date

The record date for attending a general meeting and voting on proposals at that general meeting is the 28th day before the day of the general meeting. Only those holding shares on the record date may attend the general meeting and may participate, vote and exercise any other rights attached to their shares in the general meeting, regardless of any subsequent sale or purchase of shares. The record date is published in the notice for the general meeting. If a shortened notice period of 10 days is applicable (see 'Notice' above), the record date is two days after the convocation date.

In accordance with US requirements, the depositary sets a record date for the American depositary receipts (ADRs). This record date can differ from the record date set by ING Group for shareholders.

## Attendance

Shareholders may attend a general meeting or may grant a proxy in writing to a third party to attend the meeting and to vote on their behalf. For logistical reasons, attending the general meeting is subject to the requirement that ING Group is notified by the shareholders in advance on how they will attend. Instructions for this are included in the notice for the general meeting.

General meetings are webcast on ing.com, so that shareholders who could not attend the general meeting in person, can follow the meeting online.

## Voting rights on shares

Each share entitles the holder to cast one vote at the general meeting. The Articles of Association do not restrict the voting rights on any class of shares. ING Group is not aware of any agreement that restricts voting rights on any class of its shares.

## Proxy voting facilities

ING Group provides proxy voting facilities to its investors via ing.com and solicits proxies from its ADR holders in line with common practice in the US.

ING Group uses the 'Evote by ING' platform, an online facility through which shareholders can register for a meeting or appoint a proxy.

Also, proxy voting forms are made available on ing.com. By returning the form, shareholders give a proxy to an independent proxy holder (a public notary registered in the Netherlands) to vote on their behalf, in accordance with instructions expressly given on the proxy form. Submitting these forms is subject to additional conditions as specified on such forms.

ING Group will send an electronic confirmation of receipt of the votes to the person that casts the vote. In addition, on request made within three months from the date of the general meeting, ING Group will confirm to the shareholder or a third person designated by the shareholder that the shareholder's votes have been validly recorded and counted by ING Group, if this information is not already available to the shareholder directly.

## Reporting

Resolutions adopted at a general meeting are generally published on ing.com within one week following the meeting. In accordance with the DCGC, the draft minutes of the general meeting are made available to shareholders on ing.com no later than three months after the meeting. Shareholders then have three months to react to the draft minutes. After that, the minutes are adopted by the chair of the meeting and by a shareholder appointed by that meeting and are made available on ing.com. As an alternative to minutes, a notarial record of the proceedings of the general meeting can be made.

## 2023 AGM

The 2023 AGM was held on 24 April 2023 at Muziekgebouw aan 't IJ in Amsterdam. In addition, the meeting was broadcast live on ing.com. ING strived and took measures in order to conduct the meeting in a manner that is orderly, thorough, meaningful and secure for all participants.

The notarial record of the proceedings of the 2023 AGM can be downloaded from ing.com.

# Shares and shareholdings

## Capital structure

ING Group's authorised share capital consists of ordinary shares and cumulative preference shares. ING Group's ordinary shares are listed on Euronext Amsterdam and Brussels. ADRs are listed on NYSE and administered by depositary JP Morgan Chase.

Currently, only ordinary shares are issued and a call option to acquire cumulative preference shares has been granted to Stichting Continuïteit ING (ING Continuity Foundation).

ING Group's authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended.

## Issuance of shares

Shares may be issued following a resolution by the General Meeting. The General Meeting may resolve to delegate this authority to another body for a period of time not exceeding five years. Each year, a proposal is made to the General Meeting to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe to new ordinary shares, both with and without pre-emptive rights for existing shareholders. On 24 April 2023 the General Meeting authorised the Executive Board to issue new ordinary shares (including the granting of rights to subscribe for ordinary shares, such as warrants or in connection with convertible debt instruments) for a period of 18 months, ending on 24 October 2024, subject to the following conditions and limits:

- No more than 40%[7] of the issued share capital in connection with a rights issue, being a share offering to all shareholders in proportion to their existing holdings of ordinary shares. However, the Executive Board and Supervisory Board may exclude or restrict pre-emptive rights of existing shareholders if deemed necessary or practical.
- No more than 10% of the issued share capital, with or without pre-emptive rights of existing shareholders.

Specific approval by the General Meeting is required for any share issuance exceeding these limits.

The purpose of this share issue authorisation is to delegate to the Executive Board the power to issue new ordinary shares, without first having to obtain the consent of the General Meeting. This authorisation gives ING Group flexibility in managing its capital resources, including regulatory capital, while taking into account shareholders' interests to prevent dilution of their shares. In particular, it enables ING Group to respond promptly to developments in the financial markets, should circumstances require. The Executive Board and Supervisory Board consider it in the best interest of ING Group to have the flexibility this authorisation provides.

This authorisation may be used for any purpose, including but not limited to strengthening capital, financing, mergers or acquisitions. However, the authorisation to issue ordinary shares by way of rights issue cannot be used for mergers or acquisitions on a share-for-share basis as this is incompatible with the concept of pre-emptive rights for existing shareholders.

In line with market practice, ING Group currently intends to include the following categories of shareholders in such a rights issue:

1. Qualified and retail investors in the Netherlands and the US (SEC registered offering);
2. Qualified investors in EU member states (and potentially the UK);
3. Retail investors in EU member states (and potentially the UK) where ING has a significant retail investor base, provided that it is feasible to meet local requirements (in ING's 2009 rights offering, shares were offered to existing shareholders in Belgium, France, Germany, Luxembourg, Spain and the UK, where ING believed the vast majority of retail investors were located at that time);
4. Qualified or institutional investors in Canada and Australia.

Retail investors in Canada and Australia and investors in Japan will not be included in such a share offering.

Shareholders who are not allowed, do not elect, or are unable to subscribe to a rights offering, are entitled to sell their rights in the market or receive any net financial benefit upon completion of a rump offering after the exercise period has ended.

The share issue authorisation that will be proposed to the 2024 AGM will be similar to the currently applicable authorisation described above.

## Transfer of shares and transfer restrictions

Shares not included in the Securities Giro Transfer system are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of ordinary shares, whereas the transfer of cumulative preference shares is subject to prior approval of the Executive Board. ING Group is not aware of the existence of any agreement pursuant to which the transfer of ordinary shares or ADRs for such shares is restricted.

Shares that are included in the Securities Giro Transfer system are transferred in accordance with the Securities Giro Transfer Act (Wet Giraal Effectenverkeer). A shareholder, who wishes to transfer such shares, must instruct the securities intermediary where their shares are administered accordingly.

[7] ING has benchmarked the level of 40% and this is in line with the practice of other large financial and globally active corporates.

## Acquisitions of shares

ING Group may acquire fully paid-up ordinary shares in its own share capital. Although the power to acquire shares is vested in the Executive Board and subject to the approval of the Supervisory Board, prior authorisation from the General Meeting is required for these acquisitions if a consideration is payable. Each year, a proposal is made to the General Meeting to authorise the acquisition of shares by the Executive Board for a period of 18 months. On 24 April 2023, the General Meeting authorised the Executive Board to acquire ordinary shares in ING Group in the name of ING Group, upon approval of the Supervisory Board, for a period of 18 months, ending on 24 October 2024, subject to the following conditions and limits:

- The nominal value of the ordinary shares in ING Group, which are acquired, held or pledged in favour of ING Group or are held by its subsidiaries for their own account, will not exceed 10% of the issued share capital of ING Group as at 24 April 2023;
- The purchase price will not be lower than €0.01 per share and not higher than 110% of the opening price of ING Group's ordinary shares on Euronext Amsterdam on the day of the purchase or on the preceding day of stock market trading.

Following this resolution, in May 2023, ING announced a share buyback programme for €1.5 billion and, in November 2023, ING announced a share buyback programme for €2.5 billion.

## Cancellation of shares

At the 2023 AGM, the General Meeting adopted the proposal to reduce the issued share capital of ING Group by cancelling ordinary shares acquired by ING Group in its own share capital up to a maximum of 10 percent of the issued share capital of ING Group as at 24 April 2023. The number of shares to be cancelled under this resolution shall be determined by the Executive Board. The cancellation may be executed in one or more tranches. The capital reduction will take place with due observance of the applicable laws and regulations and ING Group's articles of association.

Following this resolution, the Executive Board resolved to cancel the 121,317,501 ordinary shares that were acquired in the share buyback programme that was completed on 13 October 2023, and the Executive Board resolved to cancel the 194,812,543 ordinary shares that were acquired in the share buyback programme that was completed on 5 February 2024.

## Special rights of control

No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

## Obligations to disclose shareholdings

Pursuant to the Dutch Financial Supervision Act, shareholders and holders of ADRs of ING Group are required to provide an update on their holdings to the Dutch Authority for the Financial Markets (AFM) once their capital interest or voting rights reaches, exceed or falls below the threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in ING's total issued share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published ING's notification of the change in its issued share capital. The notification will be recorded in a public register that is held by the AFM and published on afm.nl/en/.

ING Group is not aware of any investors (or potential shareholders) with an interest of three percent or more other than those shown in the ING shares chapter as at year-end 2023.

In addition, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares or ADRs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares or ADRs, is required to notify the AFM if, as a result of such acquisition or disposal, the person's net short position reaches, exceeds or falls below 0.1 percent of the issued share capital of ING Group and each 0.1 percent above that. Each reported net short position equal to 0.5 percent of the issued share capital of ING Group and any subsequent increase of that position by 0.1 percent will be made public via the short selling register on afm.nl/en/.

## Investor relations

ING's policy is to provide investors with information they need to make their own investment decisions. This policy has been established in accordance with best practice provision 4.2.2 of the DCGC. ING strives to provide clear, accurate and timely financial information that is in strict compliance with applicable rules and regulations, in particular those concerning selective disclosure, inside information and equal treatment.

ING publishes a comprehensive quarterly disclosure package on its corporate website that includes detailed financial figures. This information is discussed thoroughly on the day of the earnings release during media, analyst and investor conference calls. The publication dates of quarterly earnings releases are announced in advance on ing.com.

ING aims to maintain an open and constructive dialogue with existing and potential investors, industry analysts and rating agencies. ING may participate in industry conferences. Bilateral communications with the investment community are actively managed by the Investor Relations department. Executive Board members, Management Board Banking members or other senior managers may also participate in investor meetings. These bilateral meetings are not announced in advance, nor can they be followed by webcast or any other means.

If communication between ING Group and investors is organised and/or facilitated through a broker, then an analyst or specialist salesperson representing the broker may be present in the meeting. Information provided during such occasions or in any contacts with the press is limited to what is already publicly available. In the event that any inside information is inadvertently disclosed during any bilateral contacts, it is ING's policy, in accordance with applicable regulations, to publish such information as soon as possible.

ING Group may decide not to accommodate or accept certain requests or invitations to enter into a dialogue with potential investors, under specific conditions. It is ING's policy not to initiate bilateral contacts with investors or analysts or participate in conferences during the period immediately prior to publication of regular quarterly results.

Approximately 25 analysts actively cover and generally issue reports on ING Group. A list of these analysts can be found under 'Analyst Coverage' in the Investor Relations section of ing.com. During 2023, ING Group did not provide any form of compensation to parties that are directly or indirectly involved in the production or publication of analysts' reports, with the exception of credit-rating agencies.

### Differences between Dutch and US corporate governance practices

ING Group qualifies as a foreign private issuer under the US Securities and Exchange Commission (SEC) rules and for the purposes of the New York Stock Exchange (NYSE) listing standards. Under NYSE listing standards, foreign private issuers are permitted to follow home-country practices in some circumstances, in lieu of the US corporate governance rules. In accordance with the requirements of the SEC and NYSE, ING Group discloses any significant differences between its corporate governance practices and those applicable to US companies under NYSE listing standards in its Annual Report on Form 20-F, which is available on ing.com.

### ING Continuity Foundation

ING Continuity Foundation is a foundation organised under the laws of the Netherlands and was founded on 22 January 1991. According to its articles of association, the statutory goal of ING Continuity Foundation is to protect and to safeguard the independence, continuity and identity of ING. If the Board of ING Continuity Foundation (the Board) believes the independence, continuity or the identity of ING is at risk, ING Continuity Foundation is entitled to acquire cumulative preference shares to be newly issued, provided that, following the issue, the number of cumulative preference shares issued may be no more than one third of the total number of shares issued. This entitlement is vested in the Articles of Association of ING Groep N.V. On acquisition of cumulative preference shares, at least 25 percent of the nominal value must be paid on said shares.

In 2023, the Board held two meetings, on 15 May and 14 December. The composition of the Board is currently as follows: Sebastian Kortmann, chairperson, Rob van den Bergh, Allard Metzelaar and Pieter Witteveen. All Board members stated that they meet the conditions regarding independence as referred to in the Articles of Association of ING Continuity Foundation.

## Legal provisions

### Declaration of no objection

A declaration of no objection from the ECB must be obtained by anyone wishing to acquire or hold a participating interest of at least 10 percent in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

### Change of control clauses in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated in the event of a change of control of ING Group following a public bid. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities. Following a change of control of ING Group (as a result of a public bid or otherwise) such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions.

### Severance payments to members of the Executive Board

The contracts entered with the members of the Executive Board provide for severance payments that become due upon termination of the applicable member's contract, including if termination occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. Severance payments to the members of the Executive Board are limited to a maximum of one year's fixed salary.

## External auditor

KPMG has been the external auditor for ING Group since 2016. At the AGM held on 24 April 2023, KPMG was reappointed for this role for the financial years 2024 and 2025.

In 2023, the external auditor attended the meetings of the Risk Committee and of the Audit Committee. The external auditor also attended the 2023 AGM and addressed the General Meeting, at which it was questioned on its audit opinion.

All services of the external auditor to ING Group and its subsidiaries are subject to approval by the Audit Committee, in line with the ING Group policy on External Auditor Independence.

On 5 February 2024 ING announced that at the 2024 AGM the Executive Board will propose to the General Meeting to appoint Deloitte Accountants BV (Deloitte), as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2026 through 2029. The proposal to appoint Deloitte was the result of a thorough tender process overseen by the Audit Committee of the Supervisory Board and in accordance with ING Group's policy on the Auditors' Independence. The change in auditors is being made based on European and Dutch legislation. Accordingly the engagement of KPMG Accountants N.V. (KPMG), ING Group's current auditor, cannot be renewed in respect of financial year 2026.

More information on ING Group's policy on External Auditor Independence is available on ing.com.

## Financial reporting

ING's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to the listing of ADRs on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOx 404. These regulations require ING Group to report and certify on an annual basis the effectiveness of its internal controls over financial reporting. The SOx 404 internal control activities are organised along the lines of the company's governance structure and involve the participation of senior management across ING.

ING's internal controls over financial reporting include those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ING;
- Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and
- Provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have material effect on the financial statements.

ING has a process in place where, under the supervision and with the participation of the CEO and CFO, the effectiveness of internal control over financial reporting is evaluated, based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission in Internal Reporting (COSO) - Integrated Framework (2013 Framework).

# Remuneration report

**FOR INFORMATION ONLY AT 2024 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)**

While 2023 was a challenging year in many ways, ING fared remarkably well, delivering stronger financial results and gaining more primary customers than ever before. This is all the more notable given the geopolitical and economic shocks and ongoing regional conflicts. Needless to say, this affects many of our clients and the societies in which we operate. Notwithstanding this adversity, we continued to successfully execute our strategy, deliver exceptional results, and make significant progress in various target areas.

## Our view on remuneration

ING's remuneration approach is designed to enable us to attract, motivate and retain leaders with the ability, experience, skills, values and behaviours to fulfil our role as a global bank, sustainably executing our strategy while upholding our values and stakeholder interests. However, following the Dutch Banking Code, total direct compensation of the Executive Board is below the market median of a peer group of comparable companies.

In line with the remuneration principles that apply to all ING staff, the remuneration policies for the Executive Board and Supervisory Board are designed to ensure that ING offers well-balanced remuneration within ING's risk appetite and in fulfilment of our statutory obligations.

### Stakeholder engagement

We see stakeholder engagement as a key element in the formulation of our remuneration policies.

At our 2020 AGM, 94.4 percent were in favour of our current Executive Board policy and 98.6 percent were in favour of our current Supervisory Board policy. As part of the renewal process, the Supervisory Board conducted a detailed review of these policies in 2023 to assess their continuing suitability.

The process entailed a comprehensive stakeholder engagement process with regulators, our shareholders, customers, employees (Central Works Council), and society at large to take their views on the remuneration policies into account. As always, we found engaging with our stakeholders to be very valuable and were grateful for the level of feedback and support we received.

Noting the strong support from shareholders for our current policies, and on that basis their support of the execution of our strategy within our regulatory framework, we are proposing that the fundamentals of the current policies remain in place. There will, however, be limited changes proposed to our peer group composition, enhanced transparency, and minor flexibility on items to execute. We will seek shareholder approval for the proposed updated Executive Board and Supervisory Board remuneration policies at the 2024 AGM. The main themes mentioned by most stakeholders during the Executive Board remuneration policy consultation and our responses were:

One of the key feedback items from stakeholders was the need for enhanced transparency around how environmental, social and governance (ESG) matters are integrated into the Executive Board remuneration policy, especially in the context of rapidly evolving developments for regulators and shareholders. ING's selection of ESG measures is designed to support the delivery of our ESG objectives and align them to regulatory expectations, both in terms of current and upcoming developments. We will continue to review and expand on our sustainability targets for scope 3 emissions. We will also take a more data-driven approach, where each year we will disclose retrospectively enhanced substantiation of non-financial performance on a quantitative and qualitative basis for the Executive Board members. In addition, we will continue to refine, adjust and enhance the robustness of our target-setting and performance assessment approach for the purposes of determining variable remuneration for members of the Executive Board.

Stakeholders have also suggested that ING should disclose more quantifiable non-financial metrics on an ex-ante, or at least, an ex-post basis. ING has both quantifiable and qualitative targets for non-financial measures, which support a balanced performance assessment against these measures. ING's objective is to continue to have more quantifiable non-financial performance targets, which are always disclosed for the Executive Board members in the relevant remuneration report on an ex-post basis. There are commercial sensitivities that prohibit ING from disclosing the targets on an ex-ante basis.

Please note that the Supervisory Board received feedback from various stakeholders who are increasingly concerned that, over the last few years, the actual total compensation of our Executive Board members has fallen behind our desired pay policy stance and positioning against our peer group. This is supported by the benchmark results for comparable roles in organisations that are similar in size, operating in similar geographies, and with whom we compete for talent. We will keep this issue of appropriate market pay positioning for our Executive Board members under review.

Stakeholder feedback on the proposed policy changes for the Supervisory Board was positive, including on the introduction of an annual indexation mechanism for Supervisory Board fees to enable more regular adjustments in line with the wider workforce salary increase percentage. The Supervisory Board does not directly influence the annual indexation factor, in line with the feedback we received from stakeholders. The wider workforce salary increase percentage as an indexation factor aligns well with ING's profile of a leading European universal bank with global activities and will bring the fee levels more in line with peers and with those sufficient to attract and retain qualified (international) Supervisory Board members.

On behalf of the Supervisory Board, I would like to thank our stakeholders for their engagement and feedback.

**This report**

This Remuneration report reflects the remuneration for the Supervisory Board and Executive Board members. In preparing this report, we took notice of the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission (EC) as published in September 2022.

With respect to reporting on remuneration, our ambition is to continue to be at the forefront, providing more information than is mandatory. For example, under the 2023 Executive Board remuneration section of this report we have included the prescribed tables from the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the EC. We describe the key stakeholder engagement process that we followed as part of the proposed updated Executive Board and Supervisory Board remuneration policies. We now have a new visual on the total direct compensation position in relation to the market median, as well as an improved visual for deferred shares.

A further example of enhanced transparency is our 'gender pay gap analysis', which can be found in the 'Social' section of the ING Annual Report, part of our new ESG chapter. In 2022, we conducted a global analysis of gender pay for the first time, to provide a basis to structurally address any gaps using data from 2021. We repeated this analysis in 2023 with data from 2022, and expect to complete an analysis of 2023 and 2024, which will then be published in the 2024 Annual Report.

In addition to the broader benefits of a more gender-diverse senior management team - for our business, employees, and customers, increasing the representation of women in senior management is foundational to addressing our gender pay gap.

ING follows the guidelines laid out by the European Banking Authority, which collects benchmarking data on the gender pay gap (i.e. the difference between the average remuneration of men and women) from banks under its supervision, including ING, over the financial year 2023. ING already fulfils this requirement, having begun collecting data on the gender pay globally in 2022 and publishing its unadjusted and adjusted global gender pay gap in this report. As well as conducting a gender pay gap analysis globally, in 2023 ING also carried out an analysis on a country and entity level, with the aim of being even more transparent.

I believe transparency on this subject is an important step in helping ING to advance diversity, inclusion and belonging. We do realise that there is more to be done, especially on the underrepresentation of women in leadership positions. However, some of the steps we have taken include increasing our target to at least 35 percent women in senior management by 2028, and introducing an additional target of at least 30 percent women in the leadership pipeline by 2025. While these targets are not an end-goal in themselves, they are important milestones to achieving true gender equity at the top. Our bank-wide gender equity action plan, based on reliable data and proven solutions, is aimed at making sustainable and structural improvements.

## Performance year 2023

ING has delivered strong results in 2023. We were able to continue to successfully execute our strategy by increasing the number of customers, working to provide them with a superior customer experience, further improving our digital offerings, and helping our clients in their sustainable transitions.

Our full-year 2023 net result was €7,287 million (up from €3,674 million in 2022) with a full-year return on equity (ROE) of 14.8 percent (up from 7.2 percent in 2022). Both Retail and Wholesale Banking have contributed positively. This result was driven by higher net interest income and our continued low risk costs, reflecting our strong asset quality.

Retail Banking has grown the customer base by 750,000 primary customers to reach a total of 15.3 million, with Germany, Spain and the Netherlands in particular contributing to this growth. It is clear our customers value our services, as evidenced by our number one position in net promoter score (NPS) in five of our 10 retail markets. Wholesale Banking achieved an all-time high NPS of 72, reflecting the high satisfaction of our clients across the globe.

Putting sustainability at the heart of what we do is one of the two key pillars of our strategy. We are proud of the progress we are making, and how we are using our financing to contribute to the transition of our customers. We continue to facilitate the transition to a low-carbon economy and support our clients in their transitions.

In October, we published our annual Climate Report, which explains how our financing impacts climate change, as well as how climate change impacts our business. It includes our progress on steering the 10 most carbon-intensive sectors in our loan portfolio towards global climate goals. As you know, our Terra approach is to engage with clients to help them make the transition, by helping them to assess climate risks and take action to mitigate them.

We are currently on track to achieve our medium-term 2030 sector decarbonisation targets in four of our 10 Terra (sub)sectors. However, our commercial real estate and residential real estate (mortgages) portfolios in the Netherlands are 'off track' compared to their respective sector alignment pathways. As we have just expanded our commercial real-estate targets to also cover our Wholesale Banking book, and our oil & gas to mid- and downstream, we will present our progress against this target in future reports.

Our Terra approach is also reflected in the targets of the Executive Board Members for 2024, to support the transition of the most carbon-intensive sectors in Wholesale Banking, which are power generation, oil & gas, cement, steel, automotive, aviation, shipping and commercial real estate, towards a better carbon performance, in line with our 2030 decarbonisation targets. We have also reinforced our commitments to support the energy transition by stepping up our renewable energy financing efforts.

The Supervisory Board has agreed that the Executive Board's performance was satisfactory in 2023. Based on a thorough and balanced assessment of the performance of each Executive Board member against their objectives, ING's results, their behaviour, and risk and compliance matters, the Supervisory Board decided to award the following variable remuneration: 17 percent of the maximum 20 percent to the chief executive officer; 18 percent of the maximum 20 percent to the chief financial officer; and 17 percent of the maximum 20 percent to the chief risk officer.

Under the Executive Board remuneration policy, the Supervisory Board is annually required to consider base salary increases for members of the Executive Board, taking into account a range of factors. These include salary increases of other employees within ING, the increase of general price indices, and market competitiveness. In consideration of these factors, and given that no base salary increases were awarded to members of the Executive Board in the last three years, the Supervisory Board has determined that an increase is appropriate, awarding a salary increase of 4.0 percent to each of the Executive Board members.

For all other eligible staff, variable remuneration can be discretionary or collective and is awarded based on criteria for the overall group, business line, and individual performance. At least half of these targets must be non-financial. A considerable part of the variable remuneration is awarded based on collective agreements. In 2023, the total amount awarded was €514.9 million, reflecting an 11.6 percent increase against the total target variable remuneration pool.

In closing, I would like to thank all ING employees for their continuing support and dedication to ING, our customers, and other stakeholders. It has not always been easy, yet they remain the power behind ING's purpose.

**Herna Verhagen**
Chairperson of the Supervisory Board Remuneration Committee





# Remuneration report Executive Board and Supervisory Board

**FOR ADVISORY VOTE AT 2024 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)**

## About this report

This Remuneration report is based on the remuneration policies for the Executive Board and Supervisory Board. This section of the report (p. 101 – p. 123) is the Remuneration report as referred to in the Dutch Act implementing the Shareholder Rights Directive II (SRD II). It will be presented to shareholders at the 2024 AGM for an advisory vote. An explanation of how the results of this vote are taken into account will be included in the 2024 Remuneration report.

This Remuneration report includes under section 2023 Executive Board remuneration, further alignment with prescribed tables from the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission. In addition, we describe the process of key stakeholder engagement followed as part of the proposed updated Executive Board and Supervisory Board remuneration policies.

## 2023 AGM

The 2022 Remuneration report was presented for an advisory vote at the AGM held on 24 April 2023 (hereafter called the 2023 AGM). The outcome was an advisory vote of 92.96 percent in favour. A number of shareholders made comments with regard to the remuneration of the CEO which was comparatively modest. In this year's report, feedback from the AGM is addressed by providing more transparency around ING and EB target-setting, with more attention paid to areas such as customer satisfaction, sustainability, and social impact.

We recognise that remuneration is an important and sensitive topic and that viewpoints on the topic may vary for different stakeholder groups. The Supervisory Board is fully committed to ensuring that our approach to remuneration achieves a balance of interests across different stakeholders. Stakeholder engagement is a key element in the formulation of our remuneration policies. We have regular dialogues with our stakeholders and in 2023 we performed an extensive round of dialogues specifically in preparation for the renewal of our remuneration policies ahead of the 2024 AGM. The Supervisory Board will continue to foster a transparent dialogue on remuneration and future policy amendments.

## Board changes and business events in 2023

Tanate Phutrakul was reappointed as a member of the Executive Board at the 2023 AGM for another four-year term lasting until the end of the 2027 AGM.

On 2 February 2023, it was announced that Hans Wijers had expressed the intention to hand over his duties as chairperson and retire from the Supervisory Board for personal reasons. Prior to this, Mariana Gheorghe had also expressed her intention to retire from the Supervisory Board at the end of the 2023 AGM. During the 2023 AGM, shareholders approved the appointment of Karl Guha upon the departure of Hans Wijers as the new chairperson of the Supervisory Board, and Alexandra Reich as a new member to the Supervisory Board for a four-year term. In addition, shareholders approved the reappointment of Herna Verhagen and Mike Rees to the Supervisory Board for another four-year term.

## Main decisions on the remuneration of the Executive Board and Supervisory Board for 2024

The following decisions were taken in relation to remuneration for 2024:

- Updates to the Executive Board and Supervisory Board remuneration policies will be proposed;
- Base salary of the Executive Board members from 1 January 2024 will be increased by 4.0 percent, see '2024 Executive Board remuneration';
- The Supervisory Board fees will be indexed with an increase at 5.4 percent for 2024, subject to a positive binding vote by the AGM on 22 April 2024 on the proposed updated Supervisory Board remuneration policy, see '2024 Supervisory Board remuneration'.

# 2023 Executive Board remuneration at a glance

Please see '2023 Executive Board performance evaluation' for more details on the Executive Board members' performance and variable remuneration outcomes


Steven van Rijswijk
CEO
Tanate Phutrakul
CFO
Ljiljana Čortan
CRO
Annual variable remuneration[1]
2023
2022
€300
84%
17% out of 20% cap
€277
78%
16% out of 20% cap
€224
92%
18% out of 20% cap
€191
78%
16% out of 20% cap
€208
85%
17% out of 20% cap
€201
82%
16% out of 20% cap
of Maximum
Annual variable remuneration performance measures
Financial
Weighting
Achievement
Profit before tax
Return on equity
Operational expenses
16.7% 100%
16.7% 100%
16.7% 81%
50.0%
16.7% 100%
16.7% 100%
16.7% 81%
50.0%
8.3% 100%
8.3% 100%
8.3% 81%
25.0%
Non-financial
Customer
Risk & Regulatory
Strategy
Environment & Social
7.5% 80%
15.0% 79%
12.5% 80%
15.0% 63%
50.0%
5.0% 80%
17.5% 88%
12.5% 100%
15.0% 87%
50.0%
45.0% 79%
15.0% 90%
15.0% 83%
75.0%
Total remuneration
2023
2022
€2,605
1,776 300 26 503
€2,551
1,776 277 23 475
€1,834
1,222 224 26 362
€1,774
1,222 191 23 338
€1,937
1,222 208 26 481
€1,941
1,222 201 23 495
All amounts are in thousands of euros
Base salary
Variable remuneration
Pension
Benefits

1 For consistency purposes the 2022 outcomes are also presented with rounded percentages.

# Remuneration Executive Board

## Executive Board remuneration policy

The Executive Board remuneration policy complies with applicable laws and regulations and is in line with the remuneration principles that apply to all ING employees.

The Executive Board remuneration policy, which was adopted by shareholders during the 2020 AGM, is disclosed in full on ing.com under the section 'Remuneration'. During 2023, there was no deviation from the procedure for the implementation of the Executive Board remuneration policy. In line with this policy, the remuneration of the Executive Board members is designed to attract, motivate and retain leaders. Retention is an important goal since this contributes to long-term performance. In addition, delivery of both financial and non-financial KPIs, including ESG performance targets, contributes towards sustainable long-term value creation for stakeholders.

SRD II requires listed companies to submit their remuneration policies to the AGM at least once every four years. Should policy changes be proposed, our stakeholders need to be consulted first about the proposed changes. An updated version of the policy will then be submitted for adoption by the General Meeting.

In 2023, ING engaged with its various stakeholders in an open dialogue on changes to the Executive Board and Supervisory Board remuneration policy, and for 2024, policy updates are proposed. In 2024, ING's Executive Board remuneration policy and Supervisory Board remuneration policy will be presented for shareholder approval at the 2024 AGM. For further information on the updated policies, we refer to the letter of the chairperson of the Supervisory Board Remuneration Committee.

Please note that the following paragraphs present a brief summary of the current applicable Executive Board remuneration policy.

## Total direct compensation

Total direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

Total direct compensation for the Executive Board members is determined and reviewed annually by the Supervisory Board. In line with the Executive Board remuneration policy, the Executive Board's total direct compensation for 2023 was compared to a peer group as formulated in the Executive Board remuneration policy. The peer group is based on five guiding principles, reflecting ING's current profile, and is explained in the Executive Board remuneration policy. In short, these principles are described in the next table.

| Guiding principle | Short description |
|---|---|
| Size | ING acknowledges the importance of including companies that are broadly comparable in terms of size and complexity |
| Governance framework | ING is subject to the Dutch (financial services) regulatory framework and operates within a Dutch stakeholder environment |
| Geography | ING is a leading European universal bank with a global presence and is headquartered in the Netherlands |
| Talent market | ING is increasingly experiencing a cross-pollination of talent across sectors/industries, not limited to traditional banking competitors |
| Balancing | ING acknowledges the importance of not losing sight of relevant peer companies that do not match on the other criteria |

In line with the Dutch Banking Code, the 2023 peer group consists of both financial and non-financial companies, taking into account the relevant international context. In addition, the Supervisory Board decided to exclude the UK and Switzerland from our peer group, due to different pay structures in their financial sectors. Following an external and independent review in line with the Executive Board remuneration policy in 2023, the current peer group composition remains unchanged and comprises:

| | | | |
|---|---|---|---|
| ABN AMRO | Ahold Delhaize | BBVA | Deutsche Bank |
| Aegon | ASML | Banco Santander | Intesa Sanpaolo |
| NN Group | Heineken | BNP Paribas | Société Générale |
| Rabobank | Philips | Crédit Agricole | UniCredit |

In line with the requirements laid out in the Dutch Banking Code, the actual earned total direct compensation of members of the Executive Board under the Executive Board remuneration policy should be below the market median of the peer group. The calculation of pay positioning of the Executive Board members against the peer group is performed on this basis (i.e. actual fixed salary plus actual variable remuneration). Based on the latest available survey data of actual total direct compensation earned, ING's Executive Board members were all paid below the market median.

In the next visual, the total direct compensation position of each Executive Board member in relation to the market median and market benchmarks is shown.


Total direct compensation for 2023
ING actual
Median
CEO
CFO
CRO
€ million
1
2
3
4
5
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
The black line represents the market median and the orange line represents the actual total direct compensation positioning at ING relative to market benchmarks.

## Fixed remuneration

The individual base salaries are set according to the role, responsibilities and experience of each Executive Board member with reference to market practice. The Remuneration Committee reviews the individual base salaries of the Executive Board members annually and proposes any changes to the Supervisory Board. The Supervisory Board has the discretion to increase the individual base salaries. The below factors are given consideration in determining their base salaries:

- the individual's level of skill and performance;
- internal pay ratios and salary increases for other employees within ING;
- remuneration level at the external peer group;
- public indexation reference points (e.g. consumer price index);
- stakeholder views.

## Variable remuneration

Variable remuneration for Executive Board members is limited to a maximum of 20 percent of base salary in line with legislative requirements. The Executive Board remuneration policy provides for an at target variable remuneration of 16 percent of base salary. At least 50 percent of this is based on non-financial performance criteria. For the CRO, the non-financial performance criteria is 75 percent. If performance criteria are exceeded, the Supervisory Board can increase the variable component to the maximum of 20 percent of base salary. If performance is below target, the variable component will be decreased, potentially down to zero.

The applicable performance criteria are based on ING's strategy and priorities for the financial year, aiming to drive sustainable outcomes for ING, including financial returns that correspond to shareholder returns in the short- and longer term. The performance criteria therefore contribute to the long-term objectives of ING.

All variable remuneration is awarded fully in shares. There is a minimum holding period of five years from the award date plus an additional holding year as of the vesting date. This combination (i.e. all shares plus a long holding period) fosters alignment with shareholders and a focus on the long term.

The Supervisory Board predetermines the performance criteria for the Executive Board each year to ensure alignment between ING's strategy, performance objectives and long-term interest. For further details on the pay-out of variable remuneration, please see the Executive Board remuneration policy which is disclosed in full on ing.com under the section 'Remuneration'. Illustrated below is the pay-out scheme of variable remuneration for Executive Board members.


2023
2024
2025
2026
2027
2028
2029
2030
Performance year
Variable renumeration is awarded taking into consideration performance over the prior year
100%
Delivered fully in shares
Upfront shares are awarded and vest on the same date and have a five year retention period.
40%
Deferred shares are awarded same date but vest in five tranches. There is a holding period requirement of five years from the award date plus a minimum retention period of 12 months post vesting;
60%
12%
12%
12%
12%
12%
Holdback
Unvested tranches are subject to holdback provision
Clawback
Vested tranches remains subject to clawback provision. Clawback provision applies during the maximum limitation period as required by Dutch and/or other applicable law
Explanation:
award
vest
end of retention period
deferral
retention period

## Pension

All members of the Executive Board participate in the Collective Defined Contribution pension plan, which is accrued on an annual salary of up to €128,810 for 2023. This is the same as for all employees working in the Netherlands without a supplementary pension scheme. Executive Board members are compensated for the lack of pension accrual above this amount by means of an individual savings allowance (see 'Benefits'), to be determined annually, on the same terms that apply to other participants in the Collective Defined Contribution pension plan. The set-up of this compensation for the lack of pension accrual is in line with best practices in the Netherlands.

## Benefits

Executive Board members are eligible for additional benefits, such as:

- contributions individual savings plans;
- individual savings allowance (as explained under 'Pension' above);
- travel and accident insurance;
- other benefits:
  - expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable);
  - banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands);
  - tax and financial planning services to ensure compliance with the relevant legislative requirements;
  - the use of either a company car or driver service.

## Tenure

Members of the Executive Board are appointed by the General Meeting for a maximum term of four years. They may be reappointed by the General Meeting in line with ING's Articles of Association and applicable rules and regulation. Executive Board members have a commission contract for an indefinite period. ING has the option to terminate the contract if a member is not reappointed by the General Meeting, or if their membership of the Executive Board is terminated. There is a three-month notice period for individual board members and a six-month notice period for ING. During this time, the board member would, in principle, continue to work and remains eligible for all agreed remuneration components.

In the event of an involuntary exit, Executive Board members are eligible for an exit arrangement. If termination of the contract is based on mutual agreement, the Executive Board member is eligible for a severance payment. These arrangements are subject to specific requirements (e.g. limited to a maximum of one year of fixed base salary and under the condition that there should be no reward for failure). Should an Executive Board member depart voluntarily or in circumstances involving fraud, gross negligence, wilful misconduct or any activity detrimental to ING, no severance payment or award of variable remuneration over the performance year will be made and outstanding deferrals will lapse.

## Annual review of the Executive Board remuneration

In accordance with the Executive Board remuneration policy, the Supervisory Board annually determines the actual remuneration for members of the Executive Board, based on advice from the Remuneration Committee of the Supervisory Board.

The Remuneration Committee's responsibilities include preparing the Supervisory Board for decisions regarding the individual remuneration of members of the Executive Board. In performing its tasks, the Remuneration Committee takes note of the views of individual Executive Board members with regard to the amount and structure of their own remuneration. Remuneration proposals for individual Executive Board members are drawn up in accordance with the Executive Board remuneration policy and cover the following aspects: remuneration structure, external benchmark results based on an annual review and validation of the Executive Board peer group, the amount of the fixed and variable remuneration components, the performance criteria used and, if and when considered appropriate, stakeholder engagement and the pay ratios within the company and its affiliated enterprises. In the performance of its tasks, the Remuneration Committee works together with the Risk Committee.

The Executive Board variable remuneration proposals were determined based on scenario analysis performed against different performance standards and payout levels including threshold, target and maximum and presented to the Supervisory Board for consideration. In conclusion, the proposed variable remuneration awards for the Executive Board members were considered fair and appropriate and in line with legislative requirements of maximum of 20 percent of base salary. The scenario analysis provided no issues or new insights that warranted further adjustments to the proposed variable remuneration awards by the Supervisory Board.

## Special employment conditions

In line with the Executive Board remuneration policy, the Supervisory Board may decide to temporarily apply special employment conditions, for example to secure the recruitment of new Executive Board members in exceptional circumstances, when this is necessary to serve the long-term interests and sustainability of ING as a whole, or to assure its viability. In 2023, there were no such special employment conditions granted.

## 2023 Remuneration Executive Board

This section includes details of remuneration for Executive Board members relating to the period served on the Executive Board in 2023.

In line with the Dutch Corporate Governance Code, ING calculates the internal ratio of the remuneration for the chief executive officer (CEO) compared to the average remuneration of all ING staff. Using the CEO's total remuneration (i.e., the total of fixed and variable remuneration, including benefits such as pension and allowances) compared to the average remuneration for all ING staff, the ratio in 2023 was 1:24. The lower ratio for 2023 compared to 2022 is mainly caused by the fact that the remuneration of the CEO remained stable while the average remuneration of ING staff increased.

| 1. Internal ratio for CEO | All ING staff |
|---|---|
| 2023 | 1:24 |
| 2022 | 1:25 |
| 2021 | 1:28 |
| 2020 | 1:31 |
| 2019 | 1:27 |

Furthermore, we also calculated the average ratio of total remuneration for the chief financial officer (CFO) and chief risk officer (CRO) compared to all ING staff. On that basis the average ratio in 2023 for the CFO and CRO was 1:18, which is comparable to that of 2022.

### Remuneration versus company performance and average employee remuneration

Table 2 (on the next page) shows the development of directors' remuneration (Executive Board and Supervisory Board members), company performance and the average remuneration of an ING employee. This is carried out by showing the development of the remuneration for Executive Board and Supervisory Board members over the last five years presented in percentages.

With respect to the remuneration of the Supervisory Board, it should be noted that there is no link to company performance in order to safeguard its independent role.

The relative performance of the company is presented on three different metrics over the last five years. The metrics consist of:

- Retail primary relationships.
- Profit before tax for ING Group.
- Return on equity based on IFRS-EU equity.

Finally, we present the development of the remuneration on average (per employee). For this number, we use the same data as for the internal ratio.

## 2. Development of directors' remuneration, company performance and employee remuneration [1]

| Amount in thousands of euros unless otherwise stated | FY 2023 | FY 2023 vs FY 2022 | | FY 2022 vs FY 2021 | | FY 2021 vs FY 2020 | | FY 2020 vs FY 2019 | | FY 2019 vs FY 2018 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Directors' remuneration (Executive Board)** [2, 3, 4, 5, 6] | | | | | | | | | | | |
| Steven van Rijswijk (CEO) | 2,076 | 23 | 1.1% | -24 | -1.2% | 578 | 38.6% | 100 | 7.2% | 195 | 16.2% |
| Tanate Phutrakul (CFO) | 1,446 | 33 | 2.3% | -27 | -1.9% | 218 | 17.9% | - | - | - | - |
| Ljiljana Čortan (CRO) | 1,430 | 7 | 0.5% | - | - | | - | - | - | - | - |
| **Company's performance** | | | | | | | | | | | |
| Retail primary relationships (in mln) | 15.3 | 0.7 | 5% | 0.3 | 2% | 0.4 | 3% | 0.6 | 5% | 0.8 | 7% |
| Profit before Tax ING Group (in mln) | 10,492 | 4,990 | 91% | -1,280 | -19% | 2,973 | 78% | -3,025 | -44% | -4 | 0% |
| Return on equity based on IFRS-EU equity | 14.8% | 7.6% | 106% | -2% | -22% | 4.4% | 92% | -4.6% | -49% | -1.8% | -4% |
| **Average employee remuneration** [7] | | | | | | | | | | | |
| Average fixed and annual variable remuneration | 77 | 4.8 | 6.5% | 2.4 | 3.5% | 2.7 | 4% | - | - | - | - |
| **Directors remuneration (Supervisory Board)** [8] | | | | | | | | | | | |
| Hans Wijers (chairperson) | 93 | - | - | 0.5 | 0.2% | -25 | -11.9% | 7 | 3.5% | 17 | 9.2% |
| Karl Guha (chairperson) | 130 | - | - | - | - | - | - | - | - | - | - |
| Mike Rees (vice-chairperson) | 151 | 12 | 8.8% | 10 | 7.8% | 0 | 0% | - | - | - | - |
| Juan Colombás | 123 | 21 | 20.4% | 8 | 8.5% | - | - | - | - | - | - |
| Mariana Gheorghe | 41 | - | - | 18 | 17.2% | -6 | -5.6% | -10 | -8.5% | 13 | 12.4% |
| Margarete Haase | 118 | 6 | 4.9% | 8 | 7.7% | -1 | -1.0% | 7 | 7.1% | 35 | 55.6% |
| Lodewijk Hijmans van den Bergh | 108 | 11 | 10.8 % | - | - | - | - | - | - | - | - |
| Herman Hulst | 108 | 8 | 7.5 % | 5 | 5.0% | - | - | - | - | - | - |
| Harold Naus | 98 | 6 | 6.0 % | -3 | -2.9% | - | - | - | - | - | - |
| Alexandra Reich | 78 | - | - | - | - | - | - | - | - | - | - |
| Herna Verhagen | 108 | 6 | 5.4% | 2 | 2.0% | -21 | -17.4% | - | - | - | - |

1 For consistency reasons, this table only makes a comparison between two full financial years in which the respective Executive Board or Supervisory Board member served in their role as board member.
2 The remuneration of the Executive Board consists of base salary and variable remuneration (total direct compensation).
3 Variable remuneration for the Executive Board is included in the year in which the performance was delivered i.e. prior to the year in which it is paid out.
4 Fixed remuneration for the Executive Board did not change in 2019. The relative total compensation increase from 2018 to 2019 is fully attributable to the fact that no variable remuneration was awarded for performance year 2018.
5 Fixed remuneration for Executive Board members is not linked to company performance but is predominantly based on a benchmark exercise. Total direct compensation of Executive Board members should stay below the median of the benchmark, in line with the Dutch Banking Code. This has a mitigating effect on the correlation with company performance.
6 The relative total compensation increase from 2020 to 2021 is mainly caused by the fact that no variable remuneration was awarded for the performance year 2020.
7 In 2021, the methodology to calculate the average employee remuneration has been updated. Comparative for 2020 has been updated accordingly.
8 There is no correlation between Supervisory Board remuneration and company performance. Supervisory Board members do not receive any variable remuneration. Their remuneration is based on fixed fees related to their role and number of meetings. The high fluctuations are caused by role changes during the year and differences in the number of meetings.

## 2023 Executive Board performance assessment and reward process

The Executive Board performance assessment and reward process includes a number of key steps. This process serves as the foundation to determine the variable remuneration for Executive Board members.


1
Target setting before the start of the financial year
2
Check-ins quarterly during the financial year
3
Mid-year review
4
Year-end review after the end of the financial year
5
Risk assessment after the end of the financial year

At the start of the performance year, the Supervisory Board approves the financial, non-financial and risk performance targets applicable to the Executive Board members for that year:

- **Financial performance target areas** including profit-based and return-based targets;
- **Non-financial performance target areas** consisting of customer (except the CRO), risk & regulatory, strategy, environment & social.

Each performance target area is weighted and when combined, all weightings total 100 percent. The Dutch Remuneration Policy for Financial Enterprises Act (Wet Beloningsbeleid Financiële Ondernemingen, Wbfo) specifies that at least 50 percent of variable remuneration metrics must be based on non-financial targets. The CEO is aligned fully to Group performance, while for the CFO, it is a mix of both Group and functional performance targets. The non-financial targets for the CRO are predominantly based on performance targets that are linked to the function and role.

The applicable performance targets are based on ING's strategy, with customers and sustainability as the core pillars. The performance targets for the Executive Board members reflect ING's priorities for the financial year, aiming to drive sustainable outcomes, including financial returns that drive shareholder returns in both the short and longer term. In addition, non-financial targets, including ESG-related targets, are also taken into account and contribute towards long-term sustainable value for both ING and society. ING's remuneration approach is strongly linked to a robust and transparent performance management process which aims to reward sustainable performance.

The target areas, targets and weightings are included in the performance target cards for each Executive Board member. The performance target card consists of both quantitative- and qualitative-based targets to achieve a balanced and holistic assessment. Quantitative-based targets are measured primarily on a formulaic basis where the expected target performance level must be achieved before the on-target pay-out can be earned. Qualitative targets are clearly defined with descriptors of levels of what is expected of the performance, such as speed of delivery, quality of delivery and ways of working. These are assessed using a standard three-point rating scale which aligns with ING's Step Up Performance rating approach. The overall outcome of the performance target card assessment described above is the starting point for determining the variable remuneration of the Executive Board members.

Throughout the year, regular conversations take place between the Supervisory Board and the Executive Board to review their performance. Progress against performance measures is formally tracked and discussed at least twice a year in the mid-year and year-end reviews. The Nomination and Corporate Governance Committee takes an active role in assessing the performance of individual Executive Board members, and informs both the Risk Committee and the Remuneration Committee.

At the end of the year, the Risk Committee and Remuneration Committee provide input and assess the performance of Executive Board members to determine the variable remuneration to be awarded. They jointly advise the Supervisory Board on the recommendations to get final approval of the awards. This follows a multi-step and integrated process that closely aligns with the way variable remuneration is determined for the wider ING workforce. The process covers an assessment of their performance, based on individual performance target cards. It includes targets and ranges agreed to at the beginning of the performance year, along with risk assessments measured on an ex-ante and ex-post risk adjustment basis (see also 'The comprehensive process around variable remuneration', under point 5).

The integrated performance assessment process for determining variable remuneration also takes into account financial and operational performance, risk and compliance, as well as behaviour and conduct of each Executive Board member. This is supported by a robust framework for considering risk and conduct, which is in line with regulations. It includes the following elements:

- **Performance hurdles** – Executive Board members are only eligible for consideration of their variable remuneration if both of the performance hurdles are met. This is in line with all employees who are eligible for discretionary variable remuneration. See 'Performance hurdles' for further details.
- **Risk and regulatory adjustments** – Performance against risk and regulatory targets within the core performance target cards are made, including an assessment of financial risk and non-financial risk targets measured on an ex-ante basis. The targets and ranges are set at the beginning of the financial year, taking into account ING's risk appetite statement framework. Performance against these risk and regulatory targets may lead to a downward or upward modification in variable remuneration.
- **Additional risk adjustments** – Further downward risk adjustments may also be made to variable remuneration based on broader risk management performance not within risk appetite, including additional ex-ante risk performance that needs to be considered and/or ex-post risk events that may lead to a financial or reputational impact on ING. Finally, the Risk function assesses individual risk

requirements that apply to Identified Staff, including Executive Board members, who are considered risk takers, which can also lead to a downward adjustment in variable remuneration, also known as a risk modifier. In the most serious of incidents, additional risk adjustments in the form of holdbacks or clawbacks[1] can also impact individual variable remuneration.

The CRO is responsible for recommending any risk adjustments to variable remuneration awards for the CEO and CFO. The Risk Committee is responsible for recommending this for the CRO. The final decision is made by the Supervisory Board. The Supervisory Board, based on the advice of the Remuneration Committee and Risk Committee, decides on any risk adjustments (potentially to zero) to variable remuneration for Executive Board members. As a final step in the process, in exceptional circumstances the Supervisory Board may apply its discretion to adjust upwards or downwards the variable remuneration of Executive Board members.

## 2023 Executive Board base salary

The base salary for all roles of the Executive Board remained unchanged for 2023 as disclosed in our 2022 Remuneration report.

[1] A holdback is the forfeiture of up to 100 percent of the awarded and unvested variable remuneration, and a clawback is an arrangement under which staff have to return ownership of up to 100 percent of the paid and/or vested variable remuneration.

## 2023 Executive Board performance evaluation

This section includes more details on the financial and non-financial performance of the Executive Board members. Key financial and non-financial achievements against the 2023 predefined target areas are summarised in one table for each of the Executive Board members. This has been discussed and approved by the Supervisory Board. The non-financial, individual performance of each Executive Board member is further summarised in a separate overview per board member in the following pages.

**3. 2023 variable remuneration outcomes**

| | | Target – Minimum | Target | Target – Maximum | Performance | Steven van Rijswijk (CEO) | | | Tanate Phutrakul (CFO) | | | Ljiljana Čortan (CRO) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Weighting | Assessment | Outcome | Weighting | Assessment | Outcome | Weighting | Assessment | Outcome |
| Financial | Profit before tax | 5,500 | 6,875 | 8,250 | 10,492 | 16.7% | 100% | 17% | 16.7% | 100% | 17% | 8.3% | 100% | 8% |
| | Return on equity | 8.1% | 10.2% | 12.2% | 14.8% | 16.7% | 100% | 17% | 16.7% | 100% | 17% | 8.3% | 100% | 8% |
| | Operational expenses | 12,187 | 11,606 | 11,026 | 11,564 | 16.7% | 81% | 14% | 16.7% | 81% | 14% | 8.3% | 81% | 7% |
| Non-financial | Customer | | | | | 7.5% | 80% | 6% | 5% | 80% | 4% | NA | NA | NA |
| | Risk & Regulatory | Performance against non-financial measures are organised around these target areas. Please **see the following pages** for more details on the non-financial performance of each Executive Board member. | | | | 15% | 79% | 12% | 17.5% | 88% | 15% | 45% | 79% | 36% |
| | Strategy | | | | | 12.5% | 80% | 10% | 12.5% | 100% | 13% | 15% | 90% | 14% |
| | Environment & Social | | | | | 15% | 63% | 10% | 15% | 87% | 13% | 15% | 83% | 12% |
| Total | | | | | | 100% | | 84% | 100% | | 92% | 100% | | 85% |
| **Final 2023 variable remuneration outcomes** | | | | | | | | 84% | | | **92%** | | | **85%** |
| **Payout out of 20 percent variable remuneration cap (16 percent is at target variable remuneration)** | | | | | | | | **17%** | | | **18%** | | | **17%** |

* Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.



# Steven van Rijswijk
## CEO



### Customer

- Increase number of primary customers
- Increase customer satisfaction by increasing NPS
- Broaden value proposition to Wholesale customers

---

- The strategic focus on creating a superior customer experience has led in 2023 to an increase of primary customers of 750,000, with particular strong growth in Germany, Spain and the Netherlands. The total number of customers who chose ING as their primary bank is 15.3 million, which is 5.1 percent higher than year-end 2022. The net promotor score for the retail countries was below expectation, being number one in five out of the 10 retail countries.
- The value proposition to Wholesale Banking customers has increased in line with expectations. The net promotor score for Wholesale customers improved to 72 at year-end 2023, up from 67 at year-end 2022.



### Risk & Regulatory

- Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models.
- Manage non-financial risk within risk appetite with a specific focus on identity and access management.
- Deliver on regulatory programmes including KYC

---

- Despite the ongoing geopolitical tensions credit, financial and non-financial risk were managed well within ING's risk appetite.
- The delivery of credit risk models in 2023 was in line with the defined multi-year plan for redevelopment of credit models.
- Ongoing improvement of identity and access management (IAM), with specific attention to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls.
- The anti-money laundering and Know Your Customer processes have been strengthened by:
  - the introduction of global transaction monitoring tooling;
  - further enhancement of customer due diligence processes;
  - increasing capabilities and improved effectiveness of KYC processes leveraging on operational hubs and
  - dedicated training programmes for ING employees.



### Strategy

- Increase digitisation and STP rate of customer processes

---

- In 2023 the digitisation of key customer journeys continued in line with expectation to create the foundation for providing a superior customer experience that is easy, instant, personal and relevant;
  - the Digi index score, measuring the percentage of a customer journey that is handled without manual intervention, went up from 67 percent year-end 2022 to 71 percent year-end 2023.
  - the share of mobile-only customers has increased to 62 percent compared to 58 percent at year-end 2022.
  - the level of workloads on (private) cloud increased to 63 percent from 52 percent in 2022;
  - the percentage of customer online traffic via Touchpoint increased to 64 percent in at year-end 2023 and

  increase of level of personalised digital services by using analytics and machine learning.

### Environment

- Increase sustainable volume mobilised
- Reduce emissions to move towards net zero for ING's own footprint

---

- Increased the sustainable finance volume mobilised to more than €115 billion in 2023 compared to €100 billion in 2022, with 792 sustainable transactions closed in 2023.
- Increased ING's commitment to renewable energy and accelerated aiming to triple new financing for renewable energy by 2025 and accelerated path for the complete phasing out of financing oil and gas extraction activities by 2040.
- Use of technology and insights to collect public information on the transition plans of our clients, to be able to determine where ING can help and support. The tool was applied for over 2,000 of the largest and most relevant Wholesale Banking clients.
- In 2023, our total operational footprint (scope 1, 2 and scope 3 business travel) was 29kt of CO2e. This represents 72 percent reduction compared to our 2014 baseline (106kt). Although in 2023 good progress was made on scope 1 and 2, scope 3 (business travel) was higher than expected which was influenced by 2023 being the first full year of travel after Covid-19.



### Social

- Strengthen organisational health with a focus on four priority areas: strategic clarity, role clarity, customer focus, operationally disciplined
- Increase gender balance in ING's leadership cadre

---

- Two pulse OHI surveys were held in 2023 with a specific focus on strategic clarity, role clarity, customer focus and operationally disciplined. In May more than 46,000 employees participated and all four priority areas showed improvement, particularly on strategic clarity. With 77 percent the second pulse survey in October had the highest response rate ever and showed that the gains in May were sustained, indicating that the focused efforts have led to sustainable improvements across the four priorities.
- Female representation in senior management increased more than expected from 29 percent at the end of 2022 to 31 percent at the end of 2023 with progress in nearly all domains.



# Tanate Phutrakul
## CFO



### Customer

- Increase number of primary customers
- Increase customer satisfaction by increasing NPS
- Broaden value proposition to Wholesale customers

- The strategic focus on creating a superior customer experience has led in 2023 to an increase of primary customers of 750,000, with particular strong growth in Germany, Spain and the Netherlands. The total number of customers who chose ING as their primary bank is 15.3 million, which is 5.1 percent higher than year-end 2022. The net promotor score for the retail countries was below expectation, being number one in five out of the 10 retail countries.
- The value proposition to Wholesale Banking customers has increased in line with expectations. The net promotor score for Wholesale customers improved to 72 at year-end 2023, up from 67 at year-end 2022.



### Risk & Regulatory

- Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models
- Manage non-financial risk within risk appetite with a specific focus on identity and access management

- Despite the ongoing geopolitical tensions credit, financial and non-financial risk were managed well within ING's risk appetite, with specific improvements in non-financial risk management in the finance domain.
- The delivery of credit risk models in 2023 was in line with the defined multi-year plan for redevelopment of credit models.
- Ongoing improvement of identity and access management (IAM), with specific attention to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls.



### Strategy

- Increase efficiency of finance processes while maintaining the effectiveness of controls

- Increased efficiency of finance processes while maintaining overall effectiveness of the financial reporting control environment by improving control efficiency across processes, further automation of manual controls and processes, and focusing on first time right for new and remediated controls in design and execution.



### Environment

- Prepare for Corporate Sustainability Reporting Directive (CSRD) disclosure requirements

- To comply with the CSRD, effective as of January 2024, a CSRD programme has been established with a roadmap to ensure compliant reporting as part of the 2024 Annual Report including the limited assurance requirements.
- In anticipation of the CSRD, a dedicated ESG chapter has been incorporated in the Integrated Annual Report of 2023 which is subject to limited assurance by KPMG. To further prepare for CSRD assurance requirements, the mandatory Article 8 EU Taxonomy templates as reported in the ESG appendix to the Annual Report have also been included in the assurance scope of KPMG.



### Social

- Strengthen organisational health with a focus on four priority areas: strategic clarity, role clarity, customer focus, operationally disciplined
- Increase gender balance in ING's leadership cadre

- Two pulse OHI surveys were held in 2023 with a specific focus on strategic clarity, role clarity, customer focus and operationally disciplined. In May more than 46,000 employees participated and all four priority areas showed improvement, particularly on strategic clarity. With 77 percent the second pulse survey in October had the highest response rate ever and showed that the gains in May were sustained, indicating that the focused efforts have led to sustainable improvements across the four priorities.
- Female representation in senior management increased more than expected from 29 percent at the end of 2022 to 31 percent at the end of 2023 with progress in nearly all domains.



# Ljiljana Čortan
## CRO



### Risk & Regulatory

- Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models
- Manage non-financial risk within risk appetite with a specific focus on identity and access management
- Deliver on regulatory programmes including KYC

---

- Despite the ongoing geopolitical tensions credit, financial and non-financial risk were managed well within ING's risk appetite.
- The delivery of credit risk models in 2023 was in line with the defined multi-year plan for redevelopment of credit models.
- Ongoing improvement of identity and access management (IAM), with specific attention to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls.
- The anti-money laundering and Know Your Customer processes have been strengthened by:
  - the introduction of global transaction monitoring tooling;
  - further enhancement of customer due diligence processes;
  - increasing capabilities and improved effectiveness of KYC processes leveraging on operational hubs and
  - dedicated training programmes for ING's employees.



### Strategy

- Increase digitisation of customer lending processes
- Increase efficiency of risk processes while maintaining the effectiveness of controls

---

- Contributed to the digitisation of lending processes by delivering on the defined automation milestones in risk processes of the retail and business banking lending journeys in line with expectation.
- Increased the efficiency of non-financial risk control processes beyond expectation while maintaining the effectiveness.



### Environment

- Further enhance the climate and environmental risk framework

---

- Further enhanced the climate and environmental risk framework in line with expectations by:
  - incorporating the impact of climate and environment risk heatmaps in credit risk appetite;
  - introduction of sensitivity metrics in market risk banking book appetite;
  - further improvement of climate risk stress testing and
  - ongoing trainings and programmes aimed at developing more expertise in the organisation.



### Social

- Strengthen organisational health with a focus on four priority areas: strategic clarity, role clarity, customer focus, operationally disciplined.
- Increase gender balance in ING's leadership cadre

---

- Two pulse OHI surveys were held in 2023 with a specific focus on strategic clarity, role clarity, customer focus and operationally disciplined. In May more than 46,000 employees participated and all four priority areas showed improvement, particularly on strategic clarity. With 77 percent the second pulse survey in October had the highest response rate ever and showed that the gains in May were sustained, indicating that the focused efforts have led to sustainable improvements across the four priorities.
- Female representation in senior management increased more than expected from 29 percent at the end of 2022 to 31 percent at the end of 2023 with progress in nearly all domains.

## 2023 variable remuneration and total direct compensation outcomes

ING delivered exceptional results in 2023. Net profit almost doubled, with strong contributions from both Retail and Wholesale Banking. This was driven by higher net interest income and our continued low risk costs, reflecting our strong asset quality. In Retail Banking, the number of primary customers increased by 750,000 over the course of the year to reach a total of 15.3 million. Wholesale Banking achieved an all-time high NPS score of 72 at year-end, driven by high satisfaction with our relationship managers' sector knowledge, pro-activity, clear communication and their understanding of their clients' needs. Financially, profit before tax rose to €10.5 billion, with the return on equity rising to 14.8 percent.

Looking at the progress of our climate alignment, we're currently on track to achieve our medium-term 2030 sector decarbonisation targets in four of our 10 Terra (sub)sectors and close to the target (less than five percent deviation) for three (sub)sectors. We continue to facilitate the transition to a low-carbon economy and support our clients in their transitions. In 2023, we mobilised €115 billion of financing for our clients that contributes to their transition versus €101 billion in 2022, and we closed 792 sustainability transactions.

The financial and capital results were well above the performance hurdles. Following this achievement, the Supervisory Board conducted a thorough and balanced performance assessment. Based on the outcomes of this and their overall achievements, the Supervisory Board concluded that the Executive Board members delivered strong results in 2023.

Furthermore, the Supervisory Board considered whether any discretionary adjustment was required and determined that both the financial and non-financial results speak for themselves in the current environment. The Supervisory Board also considered the behaviour of the Executive Board members and saw no reason to apply any discretionary adjustments.

In the final step, the Supervisory Board took into consideration the feedback of the CRO and Risk Committee on risk and compliance matters. Here, there was no reason to apply any individual additional risk adjustments in accordance with ING's Remuneration Regulations Framework (IRRF).[2]

Following this performance assessment process the resulting variable remuneration award for Steven van Rijswijk is €299,565; for Tanate Phutrakul €224,104; and for Ljiljana Čortan €208,043. For the CEO, this equates to a variable remuneration award at 17 percent out of the maximum 20 percent cap. For the CFO, it represents 18 percent out of the maximum 20 percent cap, and for the CRO, it represents 17 percent out of the maximum 20 percent cap (see table 3. '2023 variable remuneration outcomes').

As recognised in the profit or loss statement of 2023, the expenses for each Executive Board member (active on 31 December 2023), relating to their role on the Executive Board, amount to €2.4 million for the CEO, €1.8 million for the CFO and €1.8 million for the CRO. These amounts include deferred elements from previous years, paid out in 2023.

The following paragraphs (i.e. total direct compensation, pension costs and benefits) show the remuneration awarded to individual Executive Board members with respect to the performance years 2023 and 2022.[3] All Executive Board remuneration is paid directly by ING.

[2] The IRRF consists of the most important regulatory requirements with respect to remuneration to which all remuneration policies of majority-owned entities have to adhere. Furthermore, it consists of our general remuneration principles that apply to all staff globally working under the responsibility of ING.
[3] In addition, ING Group offers a Directors & Officers indemnity (see also Article 26 of our Articles of Association), under which genuine expenses are provided.

**4. 2023 variable remuneration outcomes**

| Amounts in euros (rounded figures) | | 1. Fixed remuneration | | | 2. Variable remuneration | | 3. Extraordinary items | 4. Pension benefits | 5. Total remuneration | 6. Proportion of fixed and variable remuneration |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Base salary | Fees | Other benefits | One-year variable[1] | Multi-year variable | | | | |
| Steven van Rijswijk (CEO) | 2023 | 1,776,300 | — | 503,300 | 299,600 | — | — | 26,100 | 2,605,200 | 88.5% / 11.5% |
| | 2022 | 1,776,300 | — | 474,600 | 276,800 | — | — | 23,300 | 2,551,000 | 89.1% / 10.9% |
| Tanate Phutrakul (CFO) | 2023 | 1,221,700 | — | 362,300 | 224,100 | — | — | 26,100 | 1,834,200 | 87.8% / 12.2% |
| | 2022 | 1,221,700 | — | 337,700 | 191,400 | — | — | 23,300 | 1,774,100 | 89.2% / 10.8% |
| Ljiljana Čortan (CRO) | 2023 | 1,221,700 | — | 481,400 | 208,000 | — | — | 26,100 | 1,937,200 | 89.3% / 10.7% |
| | 2022 | 1,221,700 | — | 494,800 | 201,000 | — | — | 23,300 | 1,940,800 | 89.6% / 10.4% |

1 The variable remuneration percentages over 2023 for the Executive Board members are as follows: CEO 17%, CFO 18% and CRO 17%. Thus the ratio between base salary and total direct compensation is as follows: CEO 85.6%, CFO 84.5% and CRO 85.5%.

## Benefits

The individual members of the Executive Board receive benefits. The table below shows the breakdown of all benefits paid in 2023.

**5. Breakdown of benefits paid in 2023**

| Amounts in euros (rounded figures) | Steven van Rijswijk (CEO) | Tanate Phutrakul (CFO) | Ljiljana Čortan (CRO) |
|---|---|---|---|
| Contribution individual savings plans | 62,200 | 42,800 | 42,800 |
| Individual savings allowance | 367,200 | 243,600 | 243,600 |
| Travel and accident insurance | 15,000 | 15,000 | 15,000 |
| Other benefits[1] | 58,800 | 60,900 | 180,100 |

1 This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; reimbursement of costs under the Directors & Officers indemnity provided by ING; the use of a company car or driver service.

## Shares

Deferred shares are shares conditionally granted subject to a tiered vesting over a period of five years (for awards in 2023 and before), with the ultimate value of each deferred share based on ING's share price on the vesting date. This is conditional on there being no holdback. The main condition for vesting is that these shares require continued employment through vesting date. The table below details all share-based remuneration for the Executive Board members. This new format is in line with the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission. The main change is to provide more detail of share-based remuneration processed during 2023, including new award grants, vesting events, any adjustments made to awards in year and also details of awards that are subject to retention obligations post vesting during the year.

**6. Share-based remuneration for Executive Board members**

| | The main conditions of share award plans | | | | | Information regarding the reported financial year | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Opening balance | | | During the year | | Closing balance | | | |
| | 1. Specification of plan[1] | 2. Performance period | 3. Grant/ offering date | 4. Vesting date | 5. End of retention period | 6A. Shares held at the beginning of the year | 6B. Shares subject to retention at the beginning of the year | 6C. Shares sold-to-cover[2] | 7. Shares granted/ offered | 8. Shares vested | 9. Shares subject to a performance condition | 10. Shares granted/ offered and unvested at year-end | 11A. Shares subject to a retention period | 11B. Vested shares sold-to-cover[2] |
| **Steven van Rijswijk (CEO)** | LSPP Deferred Shares Idnt | 2017 | 3/27/2018 | 3/27/2022 | 3/27/2023 | — | 179 | 167 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 3/27/2018 | 3/27/2023 | 3/27/2024 | 346 | — | — | — | 346 | NA | — | 179 | 167 |
| | LSPP Upfront Shares | 2017 | 5/10/2018 | 5/10/2018 | 5/10/2023 | — | 1,400 | 1,234 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 5/10/2018 | 5/11/2019 | 5/10/2023 | — | 415 | 375 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 5/10/2018 | 5/11/2020 | 5/10/2023 | — | 427 | 363 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 5/10/2018 | 5/11/2021 | 5/10/2023 | — | 419 | 371 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 5/10/2018 | 5/11/2022 | 5/11/2023 | — | 410 | 380 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2017 | 5/10/2018 | 5/11/2023 | 5/11/2024 | 790 | — | — | — | 790 | NA | — | 410 | 380 |
| | LSPP Upfront Shares | 2019 | 5/11/2020 | 5/11/2020 | 5/11/2025 | — | 4,193 | 3,350 | — | — | NA | — | 4,193 | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2021 | 5/11/2025 | — | 1,241 | 1,022 | — | — | NA | — | 1,241 | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2022 | 5/11/2025 | — | 1,224 | 1,039 | — | — | NA | — | 1,224 | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2023 | 5/11/2025 | 2,263 | 0 | 0 | — | 2,263 | NA | — | 1,202 | 1,061 |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2024 | 5/11/2025 | 2,263 | — | — | — | — | NA | 2,263 | — | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2025 | 5/11/2026 | 2,263 | — | — | — | — | NA | 2,263 | — | — |
| | LSPP Upfront Shares | 2021 | 5/9/2022 | 5/9/2022 | 5/9/2027 | — | 5,108 | 4,082 | — | — | NA | — | 5,108 | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2023 | 5/9/2027 | 2,757 | — | — | — | 2,757 | NA | — | 1,512 | 1,245 |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2024 | 5/9/2027 | 2,757 | — | — | — | — | NA | 2,757 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2025 | 5/9/2027 | 2,757 | — | — | — | — | NA | 2,757 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2026 | 5/11/2027 | 2,757 | — | — | — | — | NA | 2,757 | — | — |

## 6. Share-based remuneration for Executive Board members

| | The main conditions of share award plans | | | | | Information regarding the reported financial year | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Opening balance | | | During the year | | Closing balance | | | |
| | 1. Specification of plan[1] | 2. Performance period | 3. Grant/ offering date | 4. Vesting date | 5. End of retention period | 6A. Shares held at the beginning of the year | 6B. Shares subject to retention at the beginning of the year | 6C. Shares sold-to-cover[2] | 7. Shares granted/ offered | 8. Shares vested | 9. Shares subject to a performance condition | 10. Shares granted/ offered and unvested at year-end | 11A. Shares subject to a retention period | 11B. Vested shares sold-to-cover[2] |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2027 | 5/11/2028 | 2,757 | — | — | — | — | NA | 2,757 | — | — |
| | LSPP Upfront Shares | 2022 | 5/11/2023 | 5/11/2023 | 5/11/2028 | — | — | — | 8,718 | 8,718 | NA | — | 4,846 | 3,872 |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2024 | 5/11/2028 | — | — | — | 2,615 | — | NA | 2,615 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2025 | 5/11/2028 | — | — | — | 2,615 | — | NA | 2,615 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2026 | 5/11/2028 | — | — | — | 2,615 | — | NA | 2,615 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2027 | 5/11/2028 | — | — | — | 2,615 | — | NA | 2,615 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2028 | 5/11/2029 | — | — | — | 2,618 | — | NA | 2,618 | — | — |
| | | | | | **Total** | **21,710** | **15,016** | **12,383** | **21,796** | **14,874** | | **28,632** | **19,915** | **6,725** |
| **Tanate Phutrakul (CFO)** | LSPP Deferred Unit Idnt (Equity settled) | 2016 | 3/27/2017 | 3/27/2023 | NULL | 485 | — | — | — | 485 | NA | — | 238 | 247 |
| | LSPP Deferred Unit Idnt (Equity settled) | 2017 | 3/27/2018 | 3/27/2023 | NULL | 397 | — | — | — | 397 | NA | — | 197 | 200 |
| | LSPP Deferred Unit Idnt (Equity settled) | 2017 | 3/27/2018 | 3/27/2024 | NULL | 401 | — | — | — | — | NA | 401 | — | — |
| | LSPP Deferred Shares Idnt | 2018 | 3/27/2019 | 3/27/2022 | 3/27/2023 | 0 | 117 | 110 | — | — | NA | — | — | — |
| | LSPP Deferred Shares Idnt | 2018 | 3/27/2019 | 3/27/2023 | 3/27/2024 | 227 | — | — | — | 227 | NA | — | 117 | 110 |
| | LSPP Deferred Shares Idnt | 2018 | 3/27/2019 | 3/27/2024 | 3/27/2025 | 227 | — | — | — | — | NA | 227 | — | — |
| | LSPP Upfront Shares | 2019 | 5/11/2020 | 5/11/2020 | 5/11/2025 | — | 3,934 | 3,144 | — | — | NA | — | 3,934 | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2021 | 5/11/2025 | — | 1,164 | 959 | — | 0 | NA | — | 1,164.00 | 0 |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2022 | 5/11/2025 | — | 1,148 | 975 | — | — | NA | — | 1,148 | — |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2023 | 5/11/2025 | 2,123 | — | — | — | 2,123 | NA | — | 1,127 | 996 |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2024 | 5/11/2025 | 2,123 | — | — | — | 0 | NA | 2,123 | 0 | 0 |
| | LSPP Deferred Shares Idnt | 2019 | 5/11/2020 | 5/11/2025 | 5/11/2026 | 2,124 | — | — | — | — | NA | 2,124 | — | — |
| | LSPP Upfront Shares | 2021 | 5/9/2022 | 5/9/2022 | 5/9/2027 | — | 3,700 | 2,956 | — | — | NA | — | 3,700 | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2023 | 5/9/2027 | 1,997 | — | — | — | 1,997 | NA | — | 1,095 | 902 |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2024 | 5/9/2027 | 1,997 | — | — | — | — | NA | 1,997 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2025 | 5/9/2027 | 1,997 | — | — | — | — | NA | 1,997 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2026 | 5/9/2027 | 1,997 | — | — | — | 0 | NA | 1,997 | 0 | 0 |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2027 | 5/9/2028 | 1,997 | — | — | — | — | NA | 1,997 | — | — |
| | LSPP Upfront Shares | 2022 | 5/11/2023 | 5/11/2023 | 5/11/2028 | — | — | — | 6,029 | 6,029 | NA | — | 3,351 | 2,678 |

## 6. Share-based remuneration for Executive Board members

| | The main conditions of share award plans | | | | | Information regarding the reported financial year | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Opening balance | | | During the year | | Closing balance | | | |
| | 1. Specification of plan[1] | 2. Performance period | 3. Grant/ offering date | 4. Vesting date | 5. End of retention period | 6A. Shares held at the beginning of the year | 6B. Shares subject to retention at the beginning of the year | 6C. Shares sold-to-cover[2] | 7. Shares granted/ offered | 8. Shares vested | 9. Shares subject to a performance condition | 10. Shares granted/ offered and unvested at year-end | 11A. Shares subject to a retention period | 11B. Vested shares sold-to-cover[2] |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2024 | 5/11/2028 | — | — | — | 1,808 | 0 | NA | 1,808 | 0 | 0 |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2025 | 5/11/2028 | — | — | — | 1,808 | — | NA | 1,808 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2026 | 5/11/2028 | — | — | — | 1,808 | — | NA | 1,808 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2027 | 5/11/2028 | — | — | — | 1,808 | — | NA | 1,808 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2028 | 5/11/2029 | — | — | — | 1,811 | — | NA | 1,811 | — | — |
| | | | | | **Total** | **18,092** | **10,063** | **8,144** | **15,072** | **11,258** | | **21,906** | **16,071** | **5,133** |
| **Ljiljana Čortan (CRO)** | LSPP Upfront Shares | 2021 | 5/9/2022 | 5/9/2022 | 5/9/2027 | — | 4,478 | 1,936 | — | — | NA | — | 4,478 | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2023 | 5/9/2027 | 1,924 | — | — | — | 1,924 | NA | — | 1,331 | 593 |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2024 | 5/9/2027 | 1,924 | — | — | — | — | NA | 1,924 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2025 | 5/9/2027 | 1,924 | — | — | — | — | NA | 1,924 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2026 | 5/11/2027 | 1,924 | — | — | — | — | NA | 1,924 | — | — |
| | LSPP Deferred Shares Idnt | 2021 | 5/9/2022 | 5/11/2027 | 5/11/2028 | 1,925 | — | — | — | — | NA | 1,925 | — | — |
| | LSPP Upfront Shares | 2022 | 5/11/2023 | 5/11/2023 | 5/11/2028 | — | — | — | 6,330 | 6,330 | NA | — | 4,419 | 1,911 |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2024 | 5/11/2028 | — | — | — | 1,899 | — | NA | 1,899 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2025 | 5/11/2028 | — | — | — | 1,899 | — | NA | 1,899 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2026 | 5/11/2028 | — | — | — | 1,899 | — | NA | 1,899 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2027 | 5/11/2028 | — | — | — | 1,899 | — | NA | 1,899 | — | — |
| | LSPP Deferred Shares Idnt | 2022 | 5/11/2023 | 5/11/2028 | 5/11/2029 | — | — | — | 1,899 | — | NA | 1,899 | — | — |
| | | | | | **Total** | **9,621** | **4,478** | **1,936** | **15,825** | **8,254** | | **17,192** | **10,228** | **2,504** |

1 All Executive Board members participate in the ING Group Long-term Sustainable Performance Plan (LSPP) and receive their shares under its plan rules.
2 These relate to the number of shares that were sold at the vesting date to cover the estimated tax liabilities due on the vested awards.

## Loans and advances to Executive Board members

Executive Board members may obtain banking and insurance services from ING Group and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Executive Board members do not receive privileged financial services. On 31 December 2023, there were no loans or advances outstanding to the Executive Board members.

## ING shares held by Executive Board members

Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board on 31 December 2023 and 2022.

**7. ING shares held by Executive Board members**

| Numbers of shares | 2023 | 2022 |
|---|---|---|
| Steven van Rijswijk (CEO) | 92,394 | 84,245 |
| Tanate Phutrakul (CFO) | 25,619 | 19,494 |
| Ljiljana Čortan (CRO) | 10,228 | 4,478 |

## 2024 Executive Board remuneration

Under the Executive Board remuneration policy, the Supervisory Board considers base salary increases annually for the Executive Board members and takes into account a range of factors including salary increases of other employees within ING, increase of general price indices and market competitiveness. In consideration of these factors and that no base salary increases were awarded to the Executive Board members in the last three years, the Supervisory Board has determined that an increase is appropriate. The Supervisory Board has awarded a salary increase of 4.0 percent to each of the Executive Board members. For 2024 the following target areas and percentage weightings will be taken into account for the Executive Board members:

| 8. 2024 Target areas | | | CEO | CFO | CRO |
|---|---|---|---|---|---|
| | | | Weighting | Weighting | Weighting |
| Financial | Profit before Tax | | 16.7% | 16.7% | 8.3% |
| | Return on Equity | | 16.7% | 16.7% | 8.3% |
| | Operational Expenses | | 16.7% | 16.7% | 8.3% |
| | | | **50%** | **50%** | **25%** |
| Non-financial | Customer | • Increase number of primary customers, as it leads to deeper relationships, greater customer satisfaction and, ultimately, customers choosing ING for more of their financial needs;<br>• Increase customer satisfaction of Retail and Wholesale customers by increasing NPS. | 7.5% | 5% | NA |
| | Risk & Regulatory | • Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models;<br>• Manage non-financial risk within risk appetite with a specific focus on identity and access management and operational resilience.<br>• Deliver on regulatory programmes, including KYC. | 15% | 17.5% | 45% |
| | Strategy | Execution of the digitalisation strategy by:<br>• Increase digitisation and STP rate of customer processes;<br>• Increase efficiency of risk and finance processes while maintaining the effectiveness of controls. | 12.5% | 12.5% | 15% |
| | Environment & Social | • Environment:<br>• Increase sustainable volume mobilised;<br>• Support the transition of the most carbon-intensive sectors in Wholesale Banking (being Power Generation, Oil & Gas, Cement, Steel, Automotive, Aviation, Shipping and Commercial Real Estate) towards a better carbon performance, in line with our 2030 decarbonisation target;<br>• Prepare for CSRD disclosure requirements;<br>• Implementation of ESG risk assessment methodology following CSRD requirements.<br>• Social:<br>• Strengthen organisational health with a focus on four priority areas: strategic clarity, role clarity, customer focus, operationally disciplined;<br>• Increase gender balance in ING's leadership cadre. | 15% | 15% | 15% |
| | | | **50%** | **50%** | **75%** |
| Total | | | 100% | 100% | 100% |

## Remuneration Supervisory Board

### Supervisory Board remuneration policy

The Supervisory Board remuneration policy is disclosed in full on ing.com in the section 'Remuneration'.

The Supervisory Board fees for 2023 remained the same as in 2022, as shown in the table below:

**9. Supervisory Board remuneration structure**

| Amounts in euros | 2023 |
|---|---|
| **Annual remuneration** | |
| Chairperson | 125,000 |
| Vice-chairperson | 95,000 |
| Member | 70,000 |
| **Committee fees (annual amounts)** | |
| Committee chairperson | 20,000 |
| Committee member | 10,000 |
| **Attendance fees (per meeting)** | |
| Attendance fee outside country of residence | 2,000 |
| Attendance fee outside continent of residence | 7,500 |

All fees are paid fully in cash. No variable remuneration is provided to ensure that the Supervisory Board members remain independent and can provide objective stewardship of ING, thereby contributing to the long-term performance of the company. The Supervisory Board members are not eligible for retirement benefits nor any other benefits in relation to their position on the Supervisory Board. Members of the Supervisory Board are reimbursed for their ING-related expenses (such as travel, reimbursement of legal costs under the Directors & Officers indemnity provided by ING and other).

### 2023 Supervisory Board remuneration

The image on the right side shows the remuneration, including attendance fees for each Supervisory Board member. All fees for the Supervisory Board are paid directly by ING.

## Supervisory Board


Karl Guha[1] (chairperson)
130
Not active in 2022
Hans Wijers[2] (chairperson)
93
Mike Rees (vice-chairperson)
151
139
Juan Colombas
123
102
Mariana Gheorghe[3]
41
120
Margarete Haase
118
112
Lodewijk Hijmans van den Bergh
108
97
Herman Hulst
108
100
Harold Naus
98
92
Alexandra Reich[4]
78
Not active in 2022
Herna Verhagen
108
102
0
50
100
150
200
x 1 000 Euros
2023
2022

1 Karl Guha was appointed to the Supervisory Board by the AGM on 24 April 2023 with effect from 1 July 2023.
2 Hans Wijers retired on 30 June 2023. The remuneration figures for 2023 reflect a partial year as a member of the Supervisory Board.
3 Mariana Gheorghe retired after the AGM on 24 April 2023. The remuneration figures for 2023 reflect a partial year as a member of the Supervisory Board.
4 Alexandra Reich was appointed to the Supervisory Board by the AGM on 24 April 2023 with effect from that date.

## Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. On 31 December 2023, there were no loans or advances outstanding to Supervisory Board members.

## ING shares held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board on 31 December 2023 and 2022.

**10. ING shares held by Supervisory Board members**

| Numbers of shares | 2023 | 2022 |
|---|---|---|
| Herman Hulst | 3,650 | 3,650 |
| Harold Naus | 1,645 | 1,645 |

## 2024 Supervisory Board remuneration

The Supervisory Board remuneration policy is aimed at enabling ING to attract qualified Supervisory Board members with the ability, experience, skills, values and behaviours to deliver on ING's strategy and support ING's purpose. The remuneration level should be aligned with responsibilities, time spent and the remuneration level in the peer group. The level of fees and remuneration for the ING Supervisory Board has not changed since 2016. Since then the demands on the Supervisory Board members have increased significantly. The annual remuneration and committee fees of the Supervisory Board are significantly below the median of our peer group.

An amended Supervisory Board remuneration policy will be presented for adoption by shareholders at the 2024 Annual General Meeting. This new policy will include the possibility of an annual indexation of the fees of Supervisory Board members based on the salary increases for the wider workforce within ING.[4] In line with this, the annual remuneration and committee fees will be increased by 5.4 percent for the year 2024. This indexation is subject to adoption at the 2024 Annual General Meeting of the new Supervisory Board remuneration policy and would take effect retroactively from 1 January 2024. After the indexation increase, the Supervisory Board remuneration will remain well below the market median. This results in the following amounts:

**11. Supervisory Board remuneration**

| Amounts in euros | 2024 |
|---|---|
| **Annual remuneration** | |
| Chairperson | 131,700 |
| Vice-chairperson | 100,100 |
| Member | 73,700 |
| **Committee fees (annual amounts)** | |
| Committee chairperson | 21,000 |
| Committee member | 10,500 |
| **Attendance fees (per meeting)** | |
| Attendance fee outside country of residence | 2,000 |
| Attendance fee outside continent of residence | 7,500 |

By annually indexing the Supervisory Board fees, ING will continue to progress towards paying its Supervisory Board members just below the median bringing fee levels more in line with peers and with the levels adequate to attract and retain qualified (international) Supervisory Board members.

[4] Included are all countries within the Eurozone where ING operates the full scope of banking services.

# General information impacting all staff

**FOR INFORMATION ONLY AT 2024 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)**

The primary objective of ING's remuneration principles is to attract, motivate and retain qualified expert leaders as well as senior staff (including Executive Board members) and other highly qualified staff who have the desired Orange Code values and behaviours, skills and knowledge to deliver on ING's purpose in a sustainable way.

The remuneration principles are an integral part of ING's strategy and risk profile. They maintain a sustainable balance between short- and long-term value creation and build on ING's long-term responsibility towards its employees, customers, shareholders and other stakeholders. Our approach to the remuneration principles did not change in 2023.

Our remuneration principles apply to all staff and are embedded in ING's Remuneration Regulations Framework (IRRF) and our people offer (OPO). The OPO sets out ING's differentiating offer as an employer in the job market and states what we ask from our people in return. It gives guidance to our global people practices, while supporting our strategy. The IRRF and OPO comply with relevant international and local legislation and regulations.

In 'Social' under 'Unlocking our people's full potential', ING provides gender pay gap information.

## Our remuneration principles

Our remuneration principles apply to all employees and comprise the following:

**Aligned with business strategy**
ING's remuneration principles are aligned with the business strategy and company goals.

**Creates long-term value**
ING's remuneration principles contribute to long-term value creation and support a focus on the long-term interests of its stakeholders, including employees, customers and shareholders.

**Responsible and fair**
In line with our Orange Code values and behaviours, ING acts responsibly and treats staff fairly across the globe.

**Mitigates risk**
Risk management is an enabler of long-term value creation. ING ensures its remuneration principles are properly correlated with its risk profile and stakeholder interests.

**Performance driven**
ING operates a fair, objective and transparent performance management process linked to remuneration to steer and motivate all employees to deliver on its strategic goals, aiming to reward success and prevent rewarding for failure.

**Gender-neutral**
All staff members will be equally remunerated for equal work or work of equal value, irrespective of their gender.

**Sustainable**
ING supports the sustainable recruitment, engagement and retention of all employees.

## Performance management

We aim to reward for success and avoid rewarding for failure. That is why ING's remuneration approach is strongly linked to a robust and transparent performance management process. Outcomes of performance evaluations (including collective and individual risk assessments) provide input for remuneration.

Our people are a crucial enabler of our 'Making the difference' strategy, and we need to support them in unlocking their full potential. An effective performance culture is necessary to help our people reach their potential.

Step Up Performance Management is our global performance management approach applicable to almost all employees. It aims to improve people's individual performance, and thereby team performance and ultimately ING's performance. Step Up Performance Management is one of our people practices that helps to increase focus, alignment and transparency. We do this through continuous conversations between managers, employees and teams. To support these conversations, there are three formal moments to discuss performance during the year: target-setting, mid-year review and year-end evaluation.

For most countries, we evaluate performance according to two dimensions:

- Job: the impact employees have in their daily work on an individual and team level, based on job targets and factors such as qualitative job description, dynamic planning and specific selected quantitative priorities.
- Orange behaviours: we aim to boost productivity and steer personal development through the Orange Behaviours. We expect all employees to act in line with ING's Orange Code and the underlying behaviours to deliver on ING's purpose in a sustainable way.

There are some countries (Australia, Poland and the Netherlands) that also have Stretch Ambition as a performance dimension.

- Stretch ambitions: we ask people to set ambitions, describing how to contribute beyond their day-to-day role, focusing on the main priorities and long-term success of ING.

All targets are agreed between the employee and their manager, as well as within management teams, to ensure consistency across the organisation. ING uses three ratings to evaluate performance: excellent, well done and improvement required.

Step Up Performance Management does not prescribe the targets employees should set. However, the following regulatory requirements apply to specific groups:

- For employees eligible for variable remuneration, a minimum of 50 percent non-financial priorities.
- For all employees in control functions (Risk, Compliance and Audit), non-financial targets are predominantly applied.
- For identified staff in risk-taking roles, risk mitigation measures may lead to a downwards adjustment of the performance outcome and negatively affect variable remuneration (a risk modifier can be applied).

In order to further increase the effectiveness of our Step Up Performance Management approach, we are currently refreshing the framework as we will mention under the section '2023 specifics'. From 2024, the following changes will be implemented:

- We will make use of a five-point rating scale instead of a three-point scale to evaluate performance, as this will allow for more nuanced performance evaluations and better differentiation.
- Performance will be evaluated based on Job and Orange Behaviours performance. The majority of the countries will implement this change. By removing the Stretch Ambition as a performance dimension, we will be able to focus more on fewer targets.

## Total direct compensation

ING aims to provide a total direct compensation level for expected business and individual performance that is, on average, at the median of the markets in which ING operates. ING's main reference market against which we compare and benchmark our compensation levels consists of other European-headquartered banks and financial services organisations that are comparable in terms of size, business mix and scope. This reference market is reviewed annually so as to ensure our peer firms remain appropriate and our pay levels market competitive.

The approach taken in determining the reference market is to i.) ensure that the pay strategy of the firms in the peer group is comparable to ING's pay strategy, ii.) sound and defensible when explained to stakeholders, iii.) reflective of similar company attributes and core competencies for talent, iv.) consistent with business and financial scope characteristics, and v.) comprehensive enough to stand up over time to changes in the market (e.g. M&A, divestiture, etc.). In addition to the core peer group, consisting of European-headquartered banks and financial services organisations which applies to all countries in which ING operates, ING has not only identified additional local banks and financial services organisations in order to capture the local dynamics (including the local talent pool), but also technology firms that serve as a secondary reference point for benchmarking certain tech roles.

Fixed remuneration represents a sufficiently high proportion, in line with the level of expertise and skills, and allows a fully flexible variable remuneration award. Furthermore, the level of fixed remuneration allows variable remuneration to be reduced to zero. Variable remuneration is performance-driven, subject to regulatory caps, and prevents excessive risk-taking.

## The comprehensive process around variable remuneration

The awarding of variable remuneration, where applicable, is based on group, business line and individual performance criteria unless local legislation prescribes otherwise. The criteria used to measure performance is aligned with the business strategy, objectives, corporate culture, values and long-term interests of ING. In all ING countries, we adhere to the applicable variable remuneration caps.

For Identified Staff (i.e. staff considered to have a material impact on ING's risk profile), at least 40 percent of variable remuneration is deferred over a period of four or five years (depending on the level of seniority) with a tiered vesting schedule. Furthermore, at least 50 percent of variable remuneration is awarded in equity (or equity-linked instruments unless local legislation prescribes otherwise). The deferral scheme and instruments used to deliver variable remuneration awards align with ING's long-term performance and risk management framework.

The award of discretionary variable remuneration is based on a clear, transparent and robust mechanism for measuring performance and applying adjustments for ex-ante and ex-post risks (the Variable Remuneration Accrual Model or VRAM). The VRAM construct follows a five-step process, as outlined below, leading to risk-adjusted variable remuneration pools determined at a Group- and business-line level. The 2023 VRAM set-up was approved by the Management Board and Supervisory Board.

1. Target VR Pool baseline ('starting point') which is the aggregate of individual target variable remuneration amounts for all eligible employees across ING.

2. Performance hurdles, which must be met in order to unlock the discretionary variable remuneration pools. These are:
- The Common Equity Tier 1 (CET1) ratio must be at or above the threshold established by applicable regulations;
- The return on equity (reported RoE)[5] is equal to or higher than the percentage determined at the beginning of each performance year by the Management Board Banking and the Supervisory Board.

In addition, where capital (CET1) is below risk appetite, a downward adjustment may be applied to reduce the variable remuneration down to zero.

3. Financial and non-financial risk performance, which is an assessment against a balanced mix of performance targets. Financial measures (e.g. profit, return on equity) are used to drive long-term growth, financial strength and affordability. In addition, different types of non-financial performance measures (e.g. customer, risk and regulatory, strategy, environment and social) are also taken into consideration. Here, ING has a responsibility to society to take into account relevant environmental, social & governance (ESG) matters when determining our remuneration policies. ESG is a key area of focus in the VRAM scorecards where people, sustainability and regulatory commitments are used to provide a clear line of sight into ING's ESG strategy, ambitions and targets, and encourage broader responsibility to support real change from the wider workforce.

4. CEO discretion can be exercised to adjust the proposed variable remuneration pools. The CEO considers several performance factors when making this decision. This discretion is checked by the Supervisory Board and requires its approval.

5. Risk adjustments are the final and independent step in the process where there is an assessment made by the CRO to risk-adjust the variable remuneration pools. Here, the CRO may recommend risk adjustments to variable remuneration pools (and potentially down to zero) on a collective (e.g. at a group, business line, entity and country level) and individual basis across additional ex-ante and ex-post risk adjustment measures. All relevant financial and non-financial risks will be considered within this step, both on a current and future risk basis (i.e. ex-ante risk adjustments), to ensure the VRAM outcome is appropriate in the context of overall risk performance. In addition, ex-post risk adjustments, including collective or one-off risk events, are a key element in the process of determining variable remuneration pools. The ex-ante and/or ex-post risk adjustments require Supervisory Board approval, taking into account the input of the Risk function and the advice of the Risk Committee and Remuneration Committee.

The final risk-adjustment measure lies in the individual performance assessment itself. An employee's performance is extensively assessed before variable remuneration is awarded. Every manager carefully assesses the performance delivered by their individual team members on the basis of pre-agreed performance objectives and in line with the Step Up Performance Management framework. In addition, managers have discretion to lower the proposed variable remuneration if risk-taking is perceived as inappropriate. In this way, variable remuneration is aligned with any additional risks identified on an individual basis during the performance year.

Additional risk requirements apply to Identified Staff who are considered risk-takers in accordance with Capital Rights Directive (CRD). These risk requirements set the minimum standards to be met during the performance year. Deviation from these standards may lead to a downward adjustment of the variable remuneration, a so-called risk modifier. This process is run independently by the Risk function, and the CRO is ultimately responsible for providing a recommendation to the Supervisory Board for decision making.

Finally, a post-award risk assessment can be applied. This assessment analyses whether any events or findings occurred that should lead to a downward adjustment of variable remuneration, including for previous years, by applying a holdback (i.e., in-year variable remuneration award reduction, forfeiture of up

[5] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

to 100 percent of the awarded, but unvested, variable remuneration) or clawback (surrender of up to 100 percent of the paid or vested variable remuneration).

## Shareholders' mandate to exceed 100 percent variable remuneration cap

ING's remuneration policies comply with international and local legislation and regulations. Under the Dutch WBFO (which sets various requirements on remuneration), financial institutions are permitted to set a variable remuneration cap higher than 100 percent (but not higher than 200 percent) of fixed remuneration for employees outside of the European Economic Area (EEA), provided that the higher cap is approved by shareholders and does not conflict with ING's capital adequacy requirements.

At the 2021 AGM, shareholders approved to apply an increased maximum percentage of up to 200 percent for employees outside the EEA for a period of five performance years until end-2026. For 2023, it was applied to 34 employees worldwide. This mandate is used on an exceptional basis by ING and in 2020, 2021 and 2022 also applied to a limited number of employees worldwide.

## 2023 specifics

Following a full review of Step Up Performance Management (including employee surveys, leadership interviews, market research, gap analysis), several changes were introduced in 2023 which will come into full effect for all of ING Group employees as from performance year 2024. We have also embarked on a project to improve the relationship between performance results and remuneration, focusing on more transparent pay structures in order to provide employees with more confidence in pay fairness.

ING awards variable remuneration across the global organisation in line with our remuneration principles, global and local legislation, regulations and market practices. The awarding of variable remuneration, where applicable, is based on group, business line and individual performance criteria, both financial, non-financial and risk-based, and comes in the form of both discretionary and collective variable remuneration.

Collective variable remuneration is based on collective labour agreements that are driven by regulation, law and/or workers council agreements in various countries. Over the past years the total amount of collective variable remuneration has been relatively stable and typically accounts for around 20 percent of the total spend on variable remuneration.

In 2023, our capital base and liquidity remained strong. From a financial performance perspective, the 'underlying' financial results were also strong, among others due to higher liability NII, strong results in Financial Markets and Treasury as well as lower risk costs, partially countered by higher salary increases and higher bonus accruals. Non-financial performance (customer, ESG, strategic transformation programmes) was largely as planned. From a risk perspective, both financial risk management and non-financial risk performance was good leading to positive adjustments across most business lines. Overall, this resulted in a risk-adjusted discretionary Group VR pool at €401.0 million, equating to an 8.8 percent increase against the target discretionary VR baseline ('starting point') and 23.5 percent increase versus the previous performance year.

The total actual amount of both discretionary and collective variable remuneration awarded to all eligible employees globally for 2023 was €514.9 million (€113.8 million in collective variable remuneration), compared to total staff expenses of €6,725 million. For 2022, the total amount was €426.6 million (€101.9 million in collective variable remuneration) on €6,152 million staff expenses.

In 2023, 19 employees, excluding members of the Management Board Banking, were awarded total annual remuneration (including employer pension contributions and excluding severance payments made) of €1 million or more. Please see our CRR disclosure for further details on ing.com under the section 'Annual reports'.

# Executive Board statement

## In accordance with best practice provision 1.4.3 of the 2022 Dutch Corporate Governance Code, the Executive Board (EB) of ING Groep N.V. states that it is responsible for the design, implementation and functioning of ING's internal risk management and control systems.

ING's internal risk management and control is a process, effectuated by the EB, senior management, and other personnel. It is designed to mitigate risks and provide reasonable assurance regarding the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations;
- Reliability of financial and non-financial information;
- Compliance with laws, regulations and internal policies, and the ING Values as part of the Orange Code;
- Safeguarding of assets, identification and management of liabilities;
- Strategic goals of ING Groep N.V.

The Risk management section as part of the Report of the EB elaborates on ING's identified financial and non-financial risks (including credit risk, solvency risk, market risk, operational risk, IT risk, model risk, compliance risk, funding and liquidity risk, environmental, social and governance risk and business risk) and how these risks are managed. Its chapters provide insight into the potential impact on the results of ING Groep N.V. that stem from these identified risks. The design and functioning of the internal risk management and control systems are based on the Risk Appetite Framework and the Non-Financial Risk Framework. Both frameworks, explained in detail in 'Risk management', combine various financial and non-financial risk disciplines into a single converged approach and provide the businesses with an overview on their risks and the way these are managed. This view allows the EB and senior management to form an opinion on the adequacy of internal risk management and control systems regarding the risks they face while pursuing ING's strategy.

In addition, ING has a process in place where, under the supervision and with the participation of the CEO and CFO, ING assesses the effectiveness of internal control over financial reporting, based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Reporting – Integrated Framework (2013 Framework). The design and the operation of the internal risk management and control systems are discussed annually with the Risk Committee and the full Supervisory Board, whereas the design and the operation of internal control over financial reporting are discussed annually with the Audit Committee and the Supervisory Board. In discharging the responsibility for ING's internal risk management and control systems, the EB has made an assessment of the effectiveness of the ING Groep N.V.'s internal control and risk management systems. Based on this assessment, the EB states that during the year under review:

- The report of the EB in the ING Group Annual Report 2023 provides sufficient insights into the effectiveness of the internal risk management and control systems.
- Those systems provide reasonable assurance that the ING Group Annual Report 2023 does not contain material inaccuracies.
- Based on the current state of affairs, it is justified that the ING Group Annual Report 2023 is prepared on a going concern basis.
- The report of the EB in the ING Group Annual Report 2023 states the material risks and the uncertainties, to the extent that they are relevant to the expectation of ING Groep N.V.'s continuity for the period of 12 months after the preparation of this report.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance to ING as to the realisation of financial and strategic business objectives, or that internal risk management and control systems can prevent or detect all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations. There are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development, or where regulations may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings. Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations we therefore cannot rule out the risk of non-compliance with applicable standards. We're committed to conducting our business with integrity, and regulatory compliance has remained the priority for 2024 and beyond.

Amsterdam, 4 March 2024

S.J.A. (Steven) van Rijswijk
**CEO, chairperson of the EB**

T. (Tanate) Phutrakul
**CFO, member of the EB**

L. (Ljiljana) Čortan
**CRO, member of the EB**

# Conformity statement

The EB is required to prepare the Financial Statements and the Annual Report of ING Groep N.V. for each financial year in accordance with applicable Dutch law and those International Financial Reporting Standards (IFRS) that were endorsed by the European Union.

**Conformity statement pursuant to section 5:25c paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).**

The EB is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities. It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures to ensure that all major financial information is known to the EB, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25c paragraph 2(c) of the Dutch Financial Supervision Act, each of the signatories hereby confirms that to the best of their knowledge:

- The ING Groep N.V. 2023 Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of ING Groep N.V. and the enterprises included in the consolidation taken as a whole.
- The ING Groep N.V. 2023 Annual Report gives a true and fair view of the position at the balance sheet date, the development and performance of the business during the financial year 2023 of ING Groep N.V. and the enterprises included in the consolidation taken as a whole, together with a description of the principal risks ING Groep N.V. is being confronted with.

Amsterdam, 4 March 2024

S.J.A. (Steven) van Rijswijk
**CEO, chairperson of the EB**

T. (Tanate) Phutrakul
**CFO, member of the EB**

L. (Ljiljana) Čortan
**CRO, member of the EB**

# Works councils

ING's works councils are elected by employees and represent the interests of both the employee and employer. They contribute ideas on economic and social issues, and in doing so play a part in the proper functioning of the company and ensuring alignment with ING's purpose and strategy. The Employee Council (the name given to the collective works councils in the Netherlands) consists of five works councils and the Central Works Council (CWC). The CWC consists of at least two delegates from each works council and is the overarching body that engages with management on topics that impact all Dutch employees. Council members are elected every three years. ING also has a cross-border European Works Council (EWC), which is consulted when decisions are made that affect employees in multiple countries.

## Looking back on 2023

From an employee-participation perspective, the year was dominated by challenging collective labour agreement negotiations in the Netherlands, a number of management changes in both the Management Board Banking (MBB) and the Dutch Executive Committee (ExCo), and an update of the strategy in the Netherlands in line with the global 'Making the difference' strategy.

This strategy confirms ING's attention to sustainability and strengthens our growth ambitions in several areas. It brought a noticeable and tangible new energy to the organisation, but many organisational adjustments too. It is important to take the history and sentiment of earlier adjustments into account when dealing with new ones.

As the Central Works Council, we also made significant strides in being a strategic discussion partner for management. We are particularly proud of the work we did to achieve jointly supported improvements in the interests of both ING and its employees, such as the new standby arrangement initiated by the Works Council Tech.

By December 2023, the Employee Council received 41 requests for advice, 22 requests for consent, 112 information memos, and had submitted one initiative. All reorganisations had a significant impact on the colleagues involved.

## Looking ahead

For the near future, macroeconomic and geopolitical conditions are likely to remain challenging. ING has a responsibility to contribute to the financial well-being of its customers, employees, and society, within certain limits, something that employees also endorse and feel strongly about. From an employee perspective, we will continue to share our insights to help improve decision-making. And we expect that management will continue to pay close attention to the interests of employees and customers in all countries where ING is active.

| Members of the Central Works Council (October 2023) |
|---|
| Emmanuel Flick |
| Anthony Kaper |
| Michiel van Lagen (chairperson) |
| Ludy Limburg |
| Sofiane Maktouf |
| Leo Mekenkamp (secretary) |
| Nataliya Nikitina |
| Viktoriya Petkova (deputy chairperson) |
| Danielle Sharma |
| Herman Sjoerds |
| Marinus Stoffers |
| Jeroen van der Veer |
| Mohammed Zemouri |

| Members of the European Works Council (December 2023) | |
|---|---|
| Belgium | Eric Caufriez, Jean-Claude Van Den Abeele, Erwin Veestraeten |
| Bulgaria | Biliana Petrova-Yaneva |
| Czech Republic | Jan Gajdos |
| France | Damien Fortin |
| Germany | Karina Kienert (secretary), Maciej Mowinski, Ulrich Probst |
| Hungary | Géza Bodor (chairperson) |
| Italy | Claudio Casazza, Sami Zambon |
| Luxembourg | Fabrizio Parisi |
| Netherlands | Jordy Leber, Sofiane Maktouf, João Roxo Lino, Jeroen van der Veer (deputy chairperson) |
| Poland | Artur Banasik, Rafal Bednarski, Mariusz Cieslik |
| Romania | Andra Dardala, Vlad Pop (deputy secretary) |
| Slovakia | Katarina Hrehova Hrejova |
| Spain | Isabel Correcher Tello, José Luis Garcia San Román |

# Risk management

A series of tumultuous events this year impacted our operating environment. These include concerns around financial institution stability following the failure of some banks, and geopolitical uncertainties due to the ongoing war in Ukraine and the Israel-Gaza conflict. These conflicts have brought further disruptions to supply chains and energy prices in an environment of already high inflation. This section explains ING's approach to monitoring, managing and controlling risks.

As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive risk management framework that integrates risk management into strategic planning and daily business activities. This aims to safeguard ING's financial strength and reputation by promoting the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with its risk appetite is core to ING's business.

The risk management function supports the EB in formulating the risk appetite, strategies, policies and limits. It provides adequate steering, oversight, challenge and controls throughout ING on risk-related items.

This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk management function is embedded within the organisation based on the 'three lines of defence' model. It describes the key risks that arise from ING's business model and how these are managed by dedicated risk management departments, with various specific areas of expertise. The section provides qualitative and quantitative risk disclosures on solvency, credit, market, funding and liquidity, ESG, operational, IT, compliance, business and model risks.

## Basis of disclosures (*)

The risk management section contains information relating to the nature and extent of the risks of financial instruments as required by International Financial Reporting Standards (IFRS) 7 'Financial Instruments: Disclosures'. These disclosures are an integral part of ING Group Consolidated financial statements and are indicated by the symbol (*). This is applicable for the chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective headings or table header.

This risk management section includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement. Disclosures in accordance with Part Eight of the CRR2 and CRD V, and as required by the supervisory authority, are published in our 'Additional Pillar III Report', which can be found on our corporate website ing.com.

## Top and emerging risks

The risks listed below are defined as existing and emerging risks that could cause actual results to differ, in some instances materially, from those anticipated. They may have a material impact on the reputation of the company, introduce volatility in future operating results or impact ING's medium- and long-term strategy, including the ability to pay dividends, maintain appropriate levels of capital or meet liquidity and funding targets. An emerging risk is defined as a new or unexpected risk that we don't have experience of managing, and so need to proactively identify and monitor. The impact on the organisation is therefore more difficult to assess than other risk factors. These risks are on top of other existing risks.

The topics have mainly emerged as part of the annual risk assessment that feeds into, among others, the annual review of the Stress Testing Framework and the Risk Appetite Framework. The sequence in which the risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

The 2023 risk assessment confirmed our top and emerging risks. The top risks in 2023 relate to people risk, geopolitical risk, cybercrime, and inflation risk. Climate change risk remains an emerging risk, and reflects the impact that climate change may have on the financial position and/or reputation of ING.

## Geopolitical risk

Geopolitical risk was of the greatest concern for the MBB in 2023, and dedicated meetings were held on this topic. ING developed a specific geopolitical risk assessment to complement the normal risk-assessment process. This risk persisted throughout the year, mainly due to tensions between the US and China, relating to Taiwan and deglobalisation. Other reasons were the ongoing war in Ukraine that persisted in 2023, and the Israel-Gaza conflict.

### China/Taiwan/US

China's increased military presence in the South China Sea, technological advancements, and ongoing trade tensions with the US have given rise to geopolitical tensions between these countries. Despite a common interest in a good relationship, particularly across trade and supply chain, the countries also have areas of conflict, like the Taiwan situation, and their relations have become more complex in recent years. China has threatened to sell US Treasury bonds, and the US has blacklisted some Chinese technology companies. There is growing concern that US-China trade tensions could escalate into further financial disconnection. Such a conflict would cause significant disruption to global financial markets and the economy.

### Deglobalisation

The period of Western-based liberalisation and globalisation is being challenged by a global trend towards polarisation and more assertive political policies. The rise of nationalism, protectionism, populist movements and anti-global sentiments in recent years has created an environment of increasing uncertainty. This could potentially lead to a reversal or slowdown of globalisation.

### The war in Ukraine

The war in Ukraine continued to pose a significant geopolitical risk in 2023. It has initiated a humanitarian crisis and given rise to greater risk exposures, causing disruption to business and economic activity in the region and worldwide. Following the invasion of Ukraine, the US, UK and EU initiated sanctions against Russia in 2022. In response, the Russian Central Bank enforced liquidity and currency controls. For sanctions-related developments, see 'Compliance risk'.

With the support by NATO membership countries for Ukraine in the form of financial and military aid, neither side seeming likely to produce a conclusive victory in the near term, and a ceasefire or settlement looking improbable, the uncertainty about the outcome of the war looks set to last in the longer term.

Remaining at risk for ING in December 2023 is €0.4 billion (2022: €0.3 billion) local equity and €1.3 billion (2022: €2.5 billion) credit exposures booked outside of Russia. In Ukraine, our exposure was approximately €600 million (2022: €500 million), mainly with liquidity facilities and other lending. Early in March 2022, we announced a decision to not do new Russia-related business.

### Israel-Gaza conflict

The Israel-Gaza conflict brings significant volatility to the region and disrupts broader efforts to enhance cooperation between Israel and the Arab states. As the conflict continues to unfold, it poses a real threat to stability in the wider Middle East, and could affect oil supplies and drive the price higher.

## People risk

People risk, which can be translated into management of labour, including among others talent attraction and retention, was the highest risk in the risk assessment in 2023. The main challenges were linked to the salary and compensation demands coming from a high-inflation environment and subsequent rising cost of living. This led to lengthy CLA negotiations in the Netherlands, creating employee uncertainty.

The other concern was the skill shortage in the labour market. The labour markets in general, and the financial industry more so, face an intensified challenge to attract and keep eligible talent. Competition not only comes from peers; new players like tech companies and start-ups entered the playing field and are looking for similar profiles. On how ING mitigates the risks related to skill shortage, see 'Unlocking our people's full potential' in 'ESG overview' under 'Social'.

## Climate and environmental risk

Climate-related and environmental risks are among the biggest threats the world is facing. They can impact both ING and the global economy in various ways.

ING is aware of the risks associated with climate change and how these can impact customers and their financial health. This includes physical risk and transition risk. Physical risk can be acute, such as floods and wildfires, or chronic, such as increased temperature and rising sea levels. Transition risk can be driven by policy, technological or market changes as we shift towards a low-carbon global economy, and potentially lead to stranded assets.

For more details and mitigation actions, see 'Environmental, social and governance risk'.

## Cybercrime and fraud

The further digitalisation of existing banking services, the introduction of new products, and evolving threats against those services - combined with developing technology such as generative AI and deep fake - are continuously presenting fraud-management challenges, both in the short and medium term.

Criminal actors are becoming more resourceful in targeting financial and sensitive (payment/personal) data, such as customer user credentials outside the traditional banking environment. Criminals can obtain sensitive (payment) or personal data via social forums such as WhatsApp, dark web shops, by screen scraping user credentials or through third-party data breaches. In 2023, these challenges increased further with more sophisticated phishing attempts, improved social engineering fraud attempts, and high volumes of scams through so-called authorised push-payment frauds. The increase in scams is a big concern for financial institutions, with often devastating consequences for customers. While financial institutions have limited means to prevent such authorised transactions, it is a priority to help prevent this type of fraud.

For more details and mitigation actions, see 'Non-financial risk'.

### Inflation risk

Inflation rates remained exceptionally high across the globe in 2023, triggered by increases in labour costs and high food and energy prices. Rises in inflation prompted an adjustment of monetary policy stances by major central banks, leading to rising interest rates and tighter global financial conditions.

The mix of high inflation and rising interest rates led to the further deterioration of macro-financial conditions, aggravating pre-existing vulnerabilities for both businesses and households, and ultimately increasing banks' credit risk. As such, ING still had management adjustments to its loan loss provisions in place for this at year-end 2023.

For more details and mitigation actions, see 'Credit risk'.

## Risk governance

Effective risk management requires company-wide risk governance. ING's risk and control structure is based on the 'three-lines-of-defence' governance model. Each line has a specific role and defined responsibilities, with the execution of tasks being distinct from the control of these same tasks. The three lines work closely together to identify, assess, mitigate and monitor risks.

This governance framework is designed in such a way that risk is managed in line with the risk appetite approved by the MBB, the EB and the SB, and this approach is cascaded throughout ING.

The heads of ING's banking business and support functions and the heads of the country units, or their delegates, are the first line of defence. They have primary ownership, accountability and responsibility for identifying, assessing, controlling and mitigating all financial and non-financial risks affecting their businesses. They are also responsible for the completeness and accuracy of the financial statements and risk reports, with respect to their areas of responsibility. The CTO is responsible and accountable for proper security and controls of global applications and IT platforms servicing the bank, and implementing proper processes. The COO domain builds bridges within ING, linking to almost every part of the bank. Its purpose is to drive secure and efficient processes for customers and colleagues.

The second line of defence consists of oversight and specialised functions in risk management and compliance. They (i) have co-responsibility for risk management, through articulating and translating the risk appetite into methodologies and policies to support and monitor business management's control of risk; (ii) objectively challenge risk management execution and control processes, and coordinate the reporting of risks and controls by the first line of defence; (iii) advise on risk management and compliance, and have decision-making power in relation to business activities that are judged to present unacceptable risks to ING; and (iv) can set minimum requirements in terms of quality and quantity of global resourcing in the risk management and compliance functions.

The internal audit function forms the third line of defence. It provides independent assurance to the Audit Committee, the EB and the MBB on the quality and effectiveness of ING's internal control, risk management, governance and implemented systems and processes in both the first and second lines of defence. To protect its independent nature, decisions regarding the appointment, reappointment or dismissal from office as well as the remuneration package of the head of the internal audit function require SB approval.

### Board-level risk oversight

Both the EB (for ING Group) and the MBB (for ING Bank) play an important role in managing and monitoring our risk management framework.

- The SB is, for risk management purposes, advised mainly by the Risk Committee, which assists and advises in monitoring the risk profile and approving the overarching risk appetite of the company as well as the structure and effective operation of the internal risk management and control systems.
- The EB is responsible for managing risks associated with all activities of ING Group, whereas the MBB is responsible for managing risks associated with all activities of ING Bank. The EB and MBB responsibilities include ensuring that internal risk management and control systems are effective and that ING Group and ING Bank comply with relevant legislation and regulations. On a regular basis, the EB and MBB report on these issues and discuss the internal risk management and control systems with the SB. On a quarterly basis, the EB and MBB report on ING's risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

As a member of the EB and the MBB, the CRO is primarily responsible for: (i) supporting the Board in its engagement with and oversight of the development of the risk appetite and risk appetite statements and for translating the risk appetite into a risk limits structure, actively engaged in monitoring performance relative to risk-taking and risk limit adherence; (ii) setting up the risk management framework and overseeing the development and implementation of risk and compliance policies, processes, models, compatible methodologies, including both forward-looking and backward-looking tools, ongoing strengthening of risk management/people capabilities and reports, as necessary to ensure the effectiveness of robust internal control and risk systems to fully support its strategic objectives and all of its risk-taking activities; (iii) regularly providing comprehensive information on risks to the Management Board, the Risk Committee and other relevant functions; and (iv) advising about the current risk profile, current state of the risk culture, utilisation against the established risk appetite, and limits, limit breaches and mitigation plans. For more on the SB and EB roles and responsibilities, see 'Corporate governance'.

## Executive level

The risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:

- The Global Credit and Trading Policy Committee (GCTP) discusses and approves policies, methodologies, and procedures related to credit, trading, country, and reputation (such as environmental and social risk or ESR) risks. The GCTP meets monthly. After the MBB and the GCTP, the Credit and Trading Risk Committee (CTRC) is the highest-level body authorised to discuss and approve policies, methodologies, and procedures related to credit and trading risk.
- The Global Credit Committee - Transaction Approval (GCC(TA)) discusses and approves transactions that entail taking credit risk (including investment risk), country, legal, and environmental and social risk. The GCC(TA) meets twice a week.
- The Asset and Liability Committee Bank (ALCO Bank) translates the strategy into a risk appetite and sets, monitors and reviews the asset and liability objectives and risk management framework. Adequate supervision and coordination of asset and liability management is essential for good risk management and to serve customer and community needs by continued sound banking business. The MBB has delegated this responsibility to the ALCO Bank.
- The Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the non-financial risk management framework, including operational risk management, compliance and legal policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (including major changes) for risk identification, measurement, mitigating and monitoring/ reporting. NFRC Bank meetings are held at least quarterly.
- The Model Risk Management Committee (MoRMC) discusses and steers, on a monthly basis, the overall model strategy. MoRMC discusses and approves policies and methodologies related to model risk management.
- The Global Data Committee (GDC) oversees (identifies, measures, responds to change and monitors) the Global Data function and its contribution to wider society. The GDC meets every two months.

## Regional and business unit level

ING's regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, IT, compliance and model) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses in compliance with procedures and processes at the corporate level. Where necessary, the implementation is adapted to local requirements.

The regional and/or business unit (BU) head of risk are involved in these activities. The local (regional and BU) head of risk is responsible for the analysis, monitoring and management of risks across the whole value chain (from front to back office). The local risks are discussed in local risk committees that roll up to the key risk committees at executive level. Local Client Integrity Risk Committees (CIRCs) assess client integrity risk, and they have a final decision on client acceptance or client off-boarding, from a risk-based perspective, in the areas of financial crime, Foreign Account Tax Compliance Act (FATCA), Common Reporting Standard (CRS), and ESR.

## Organisational structure

The CRO function is organised along the lines of a matrix structure integrating (i) the Global Risk functions, (ii) the Regional/Country Risk functions at entity level, and (iii) the Risk Segments, with a uniform methodology and terminology, aimed at ensuring a holistic view of all risks. Global Risk functions, organised by risk types into risk domains (departments), are ultimately responsible and accountable for the functional steering of the respective risk type globally, ensuring a uniform taxonomy and methodology is used for the setting of the relevant risk appetite levels, further cascading risk appetite into detailed risk strategies and for the effective monitoring and reporting of risks, on an individual and consolidated basis.

The following organisation chart illustrates the reporting lines in 2023 for the risk management organisation. The fixed lines reflect hierarchical reporting lines, whereas the dotted lines are for the functional reporting lines:


Global chief risk officer
Credit Risk
Financial Risk
Integrated Risk
Non-Financial Risk
Model Risk Mgt
HR Corporate Staff Department
Risk Culture & Behavioural Risk
Compliance
Retail/ Rest of World
Wholesale Banking
COO Risk
CRO Belgium
CRO Netherlands
CRO Germany

## Risk policies, procedures and standards

ING has a framework of risk management policies, procedures and minimum standards in place to create consistency throughout the organisation, and to define requirements that are binding for all business units. The goal of the governance framework of the local business units is to align with ING's framework and to meet local (regulatory) requirements. Senior management is responsible for the implementation of and adherence to policies, procedures and standards. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in requirements, markets, products and practices.

## Internal control framework

In its Enterprise Risk Management (ERM) Framework, ING explains its approach to mitigating risk outside ING's risk appetite. The internal control framework (ICF) translates regulations and internal requirements into policies articulating specific risks and control objectives. These policies form the basis for translation into process control standards, which are used by the business to support and promote an effective risk and control environment. The ICF includes binding principles, definitions, process steps, and roles and responsibilities to create consistent bank-wide policies and control standards.

Global policies and control standards are developed and maintained or updated within the ICF. These global documents are designed by head-office functions and are to be adhered to by all ING entities and support functions. In line with the ERM approach, ownership for policies will be with the second line of defence (2nd LoD), while control standards are to be owned by the first line of defence (1st LoD). Global policy and control standard documents are approved by relevant approval bodies (e.g. SB, EB, MBB and NFRC Bank).

The policies are based on the risk taxonomy, which is designed to prevent overlaps in policy control objectives. The control standard owners are responsible for defining the key controls that mitigate the critical and high inherent risks in the business processes.

# Risk culture

At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and in keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss and act on the many financial and non-financial risks we are confronted with every day. We cover risk culture, ING's global Code of Conduct and behavioural risk extensively in 'ESG overview, 'Governance'.

## Learning

In 2023, we continued to expand and strengthen our required learning curriculum. This is foundational learning that is centrally created and rolled out to all staff across the bank. The topics covered in 2023 were financial crime, customer centricity, cybersecurity and data protection. We continue to update our formats for our learning to increase engagement and drive practical application of the knowledge gained by staff. The curriculum is tracked centrally to monitor timely completion.

In addition to all staff modules, we continue to expand our learning offering on a range of risk topics and for risk staff. Working with risk experts, the Risk Academy has built role-based learning plans for risk colleagues which provide a wide selection of learning to support their professional development. These take the form of a comprehensive offering of learning modules and learning channels that support employees in developing their knowledge, skills and behaviours.

### Dutch Banker's Oath

In the Netherlands, all employees are required to take the Banker's Oath and pledge this promise in a meaningful ceremony. The Oath came into force in the Netherlands on 1 April 2015, as part of a joint approach from all banks, aimed at introducing social regulations, a revised Dutch Banking Code implementing an oath with associated rules of conduct and disciplinary law. This way, Dutch banks show society what they stand for and are accountable for, both as individual banks and as a sector. In 2021, due to the Covid-19 pandemic, ING in the Netherlands changed the live Banker's Oath ceremonies into virtual ceremonies, to allow new employees (around 400 a month) to still take the oath in time and in a meaningful ceremony. After 2021, this was continued and is now common practice at ING. Before taking the oath, an e-learning and a challenge (discussing dilemmas) are mandatory, to stress the content and the importance of the oath. It also show employees the dilemmas they may face in their daily work, and how to carefully balance the interests of all our stakeholders in the decisions they make.

### Remuneration

ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING's compensation and benefits policies, and its relation to the risk taken, see the Capital Requirements Regulation (CRR) remuneration disclosure published on ing.com.

## Risk cycle process

ING uses a step-by-step risk management approach to identify, manage and mitigate financial and non-financial risks. The approach consists of a cycle of five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. The cycle is designed to determine what the risks are, assess which of these can really do harm, take mitigating measures to control these risks, monitor developments to see if the measures taken are effective, and report the findings to management at all relevant levels to enable them to take action when needed.

The cycle recurs in two ways. First, the identification, assessment, review and update of mitigating measures are repeated periodically. Second, this periodic monitoring exercise may indicate emerging risks, known risks that are changing, risk levels that are changing, or current control measures that are not effective enough. Further analyses of these findings may then result in renewed and more frequent risk identification, and/or assessment, and/or change of mitigating measures.

### Risk identification

Risk identification is a joint effort of the business and the risk management functions. Its goal is to detect potential new risks and determine changes in known risks. Regular risk identification is essential for effective risk management. Potential risks that are not identified will not be controlled and monitored, and may lead to surprises later. Known risks may have changed over time and, as a consequence, the existing mitigating measures and monitoring may be inadequate or obsolete.

Risk identification is performed periodically. In case of material internal or external change, additional ad hoc risk identification can be performed.

### Risk assessment

Each identified risk is assessed qualitatively or quantitatively to determine its importance. This enables ING to decide which of the identified risks need control measures and how strict or tolerant these measures should be. Known risks are reassessed to detect any change in the risk level.

The importance of a risk is based on both the likelihood that the risk materialises and the subsequent financial or reputational impact that may occur should the risk arise. Unlikely risks with a potentially high impact need to be controlled. A risk that is likely to happen regularly but expected to have a modest financial impact may not need to be mitigated if the consequences are accepted by management.

### Risk control

Risks can be controlled by mitigating measures that lower the likelihood the risk occurs, lower the impact when it occurs, or both. The ultimate measure to lower a risk is to stop the activity or service that causes the risk (risk avoidance). Risk control and mitigation measures are defined and maintained both bank-wide and at the local level.

### Monitoring and reporting

ING monitors risk-control measures by checking if they are executed, complied with, and have the expected mitigating effects, and by following the development of the risks and their risk levels. Risk reporting provides senior and local management with the information they need to manage risks.

## Risk appetite framework

The Risk Appetite Framework (RAF) is one of the key elements of the ERM framework. Its objective is to set an appropriate risk appetite at a consolidated level across different risk categories and to allocate the risk appetite throughout the organisation.

### Policy

The RAF policy explains the setup of the overarching global risk appetite. Within the RAF, ING monitors a range of financial and non-financial risk metrics with an aim to keep our risk profile in line with our risk appetite while executing our strategy. ING's RAF, which is approved by the SB, defines the desired risk profile that is to be integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory requirements. The framework, including underlying metrics and assumptions, is regularly reviewed so that it remains relevant. The RAF combines various financial and non-financial risk appetite statements (RAS) into a single, coordinated approach, to provide the business with a clear overview of the relevant risks and the tools to manage them. This view allows the EB, the MBB, and senior management to form an opinion on the adequacy of internal risk management and control systems for the risks ING faces while pursuing its strategy.

### Process

The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation. The RAF and underlying limit allocation are reviewed on an annual basis, or more frequently if necessary, based on their monthly review in the MBB and quarterly review in the EB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile, the regulatory environment and the economic context. Limits that require SB approval are called boundaries, and the underlying instruments supporting the boundaries require EB and MBB approval.

### Step 1. Identify and assess ING's key risks

The outcome of the risk-identification and risk-assessment process is used as the starting point for the review of the RAF. Within this step, the risks ING faces when executing its strategy are identified in the context of the current economic, political, social, regulatory and technological environment. The assessment identifies whether the potential impact is material and if it is sufficiently controlled within ING's risk management function. It benchmarks the current risk framework against regulatory developments. Known risks are reassessed, either to confirm likelihood and risk levels or to take account of potential changes.

### Step 2. Set risk appetite framework

Based on ING's risk assessment and risk purpose, boundaries for the overarching risk frameworks are set. Once the overarching risk appetite thresholds have been set and approved by EB/MBB and subsequently by SB, the statements are translated into risk-type-specific statements and lower-level thresholds, which are set and approved by senior risk committees, like ALCO Bank, GCTP, MoRM and Bank NFRC. Cascading is done via several detailed risk appetite statements, which have been defined per risk type, the combination of which is aimed at ensuring compliance with the overarching solvency, (credit) concentration, and funding and liquidity RASs.

Examples of risk categories and their underlying risk metrics include:

- Solvency and profitability (e.g. CET1 ratio, MREL ratio and economic capital coverage ratio);
- Funding and liquidity (e.g. liquidity coverage ratio (LCR) and net stable funding ratio (NSFR));.
- Credit risk (e.g. exposure at default (EAD) and risk weighted assets (RWA));
- Market risk trading book (e.g. event risk and historical value at risk (HVaR));
- Market risk banking book (e.g. net interest income (NII) at risk and revaluation reserve at risk);
- Non-financial risk (e.g. capital-at-risk and management of audit issues);
- Compliance risk (e.g. key risk indicators on Financial Crime and Conduct);
- Business risk (e.g. economic capital);
- Model risk (e.g. number of unvalidated or inadequate pillar 1 models).

ING has started including climate risk in its RAF by, among other things, introducing climate risk as one of the dimensions to determine sector concentration as part of the credit risk appetite statements. In the coming years, ING will extend the inclusion of climate risk impact on other risk types with the aim of ensuring that the potential risks stemming from, for example, transition risk and physical risk are properly captured in the RAF.

### Step 3. Cascade into statements per risk type and business unit

The bank-wide risk appetite is translated per risk type, which is further cascaded into the organisation. Risk appetite statements are then translated into dedicated underlying risk limits that are used for the day-to-day monitoring and management of ING's risks. The risk appetite statements serve as input for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management. The next graph is an illustrative and non-exhaustive overview of the RAF.

ING Risk Appetite Framework


Framework
Policy and Procedures
Integrated Risk
Boundaries/
Instruments/
Cascading
Funding & Liquidity RAS
Financial Risk
Solvency RAS
Integrated Risk
Concentration RAS
Credit RAS
Credit Risk
Market RAS
Financial Risk
Non-Financial RAS
Non-Financial Risk
Business & Strategy RAS
Integrated Risk
Compliance RAS
Compliance Risk
Local application of RAF
Group Treasury
Limits & Qualitative Statements
Local entity/ Business Line/ Unit A
Limits & Qualitative Statements
Local entity/ Business Line/ Unit B
Limits & Qualitative Statements
Local entity/ Business Line/ Unit C
Limits & Qualitative Statements

### Step 4. Monitor and manage underlying risk limits

To verify that ING remains within the RAF, it reports the risk positions vis-à-vis their limits on a regular basis to senior management committees. A monthly report is submitted to the MBB reflecting the exposure of ING against the risk appetite. An extended report is submitted quarterly to the EB and the SB and its Risk Committee. Moreover, every quarter the financial plan is checked for potential limit excess within a one-year horizon, where in the strategic dialogue the MBB can take mitigating measures or make adjustments to the dynamic plan.

## Stress testing

Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING's capital and liquidity position. Stress tests provide complementary and forward-looking insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the political and geopolitical climate. In addition to assessing P&L, capital and liquidity positions of ING for a range of different scenarios, idiosyncratic risks are also included. The outcomes of these stress tests help management get insight into the potential impact, and define actions to mitigate this potential impact.

### Types of stress tests

Within ING, we perform different types of stress tests. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for all the relevant macroeconomic and financial market variables in all countries relevant to ING. These assumptions usually follow a qualitative narrative that provides a background to the scenario. In addition to firm-wide scenario analyses, ING executes scenario analyses for specific countries or portfolios. Furthermore, sensitivity analyses are performed, which focus on stressing one or more risk drivers; usually without an underlying scenario narrative. Finally, ING performs reverse stress tests, which aim to determine scenarios that could lead to a predefined severe adverse outcome.

### Process

ING's stress-testing process consists of several stages:

- Risk identification and risk assessment: It identifies and assesses the risks ING or the relevant entity is facing when executing its strategy based on the current and possible future economic, political, regulatory and technological environment. It provides a description of the main risks and risk drivers related to the nature of ING's business, activities and vulnerabilities.
- Scenario definition and parameterisation: Based on the outcome of the previous step, a set of scenarios is determined with the relevant scope and set of risk drivers for each scenario, as well as its severity, the key assumptions and input parameters. The output of this phase includes a quantitative description of the stress scenarios to be analysed, the relevant output metrics and, when applicable, a narrative description.
- Impact calculation and aggregation: Based on the quantitative description of the stress scenarios determined in the previous step, the impact is determined for the relevant scenario, scope and horizon. The impact calculation and aggregation can be part of a recurring process or part of a specific process set-up for one-off stress tests.
- Scenario reporting: For each stress test, a report is prepared after each calculation, which describes the results of the scenario and gives a recap of the scenario with its main assumptions and parameters. The stress-test report is sent to the relevant risk committees and/or senior management. It is complemented, if needed, with advice for management action based on the stress-testing results.
- Scenario control and management assessment: Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.

### Methodology

Detailed and comprehensive models are used to calculate the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific, and use different macroeconomic and market variables as input variables. The calculations are in line with our financial and regulatory reporting frameworks. The stress-testing models are subject to review by Model Risk management.

# Solvency risk

## Introduction

Solvency risk is the risk of lacking sufficient capital to fulfil business objectives, regulatory requirements or market expectations. An insolvent bank is unable to pay its debts and will be forced into bankruptcy.

The level and quality of capital is crucial for the resilience of individual banks. Banks are expected to assess the risks they face and, in a forward-looking manner, ensure they identify and manage all material risks. They must also make sure these risks are sufficiently covered by loss-absorbing capital to provide continuity if unexpected risks materialise in times of stress. Given the interdependencies with other financial and non-financial risks, this balancing act of capital adequacy needs to be done within a sound and integrated management approach. It must coherently link and align all the moving parts of the bank with its long-term business strategy.

## Governance

ING's solvency risk governance is based on the three-lines-of-defence structure setting a clear division of responsibilities as well as an independent risk-control challenge process.

Group Treasury (GT) Balance Sheet & Capital Management, as first line of defence, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with ING's business activities. This involves not only managing, planning and allocating capital within ING Group, ING Bank and its various entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means GT's Balance Sheet & Capital Management takes into account both regulatory and internal, economic-based metrics and requirements, as well as the interests of key stakeholders, such as shareholders and rating agencies.

Integrated Risk acts as second line of defence and is therefore responsible for all the risk topics within the internal capital adequacy assessment process (ICAAP) framework. This starts with the annual risk identification and risk-assessment process which functions as the starting point for the annual review of the related building blocks. Integrated risk coordinates the annual review of the risk appetite framework and as part of this proposes the solvency risk appetite. The output of the risk assessment is also used by Integrated Risk for the annual review of ICAAP stress-test scenarios and the economic capital framework. By doing so, Integrated Risk challenges the execution, management and control processes in relation to the business activities.

As the third line of defence, Corporate Audit Services provides an ongoing independent and objective assessment of the effectiveness of internal controls to mitigate risks embedded in ING's business processes, including risk management activities performed by both the first and second line of defence.

The SB remains ultimately responsible for overseeing ING's overall ICAAP framework whereas the EB and MBB are responsible for the functioning of the ICAAP processes by managing and executing them. Delegated decision power is mandated towards ALCO Bank. As a sub-committee of ALCO Bank, the ICLAAP Committee and Stress Test Council own delegated responsibilities concerning the ICAAP processes and brings together expertise and knowledge from different key departments involved. It functions as an oversight body, responsible for maintaining a sound and effective processes and ensuring that the different elements of the ICAAP fit coherently together as an integral part of the institution's overall management framework.

## ICAAP framework

ING's internal capital adequacy assessment process (ICAAP) framework aims to ensure that capital levels remain adequate – both forward-looking and under adverse conditions, in terms of covering material risks-to-capital from both a normative and an economic (internal) perspective. The assessment of ING's capital adequacy takes into account its business strategy and risk profile, market environment, and operating macro environment. This implies that views of various stakeholders, such as regulators, shareholders, investors, rating agencies, clients and customers play an important role.

The continued strength of ING's capital position, the adequacy of the financial position, and risk management effectiveness are essential to achieving the strategy. ING's capital and funding strategy determines the underlying ICAAP elements, and thereby contributes to ING's business continuity from different perspectives.

Managing ING's capital entails finding the right balance between supply and demand, while taking into account market and macro circumstances. The process of balancing these strategic goals is captured in the ICAAP framework. It is enabled by six building blocks and underlying elements facilitating the ICAAP. The following building blocks have been defined in the ICAAP framework, which are applied for both the 'normative' and 'economic' perspective as defined in the ECB guide to ICAAP, published in November 2018:

- Risk identification and assessment;
- Risk appetite;
- Solvency stress testing;
- Planning and forecasting;
- Capital management;
- Continuity.

## Risk identification and assessment

ING's capital management and solvency risk management starts with the risk-identification and risk-assessment process. Its main purpose is to detect potential new risks and identify changes in the potential impact of known risks. On an annual basis, ING performs a thorough review of its solvency risks or risks to capital. Within this assessment, bottom-up assessments are combined with top-down assessments, including a questionnaire and interviews with senior management. The results of the risk assessment are discussed in ALCO Bank, which comprises of almost the full MBB. Once approved, the conclusions of the risk assessment feed into the annual review of the risk appetite framework, the stress-testing framework, and the economic capital framework. In addition to this annual process, ING also reassesses its risks as part of its capital adequacy statement, a quarterly process to assess ING's capital adequacy.

## Risk appetite

As explained in the RAF section in the previous chapter, ING has established overarching solvency risk boundaries. Boundaries are risk appetite statements that are essential for risk management activity, making it of paramount importance to keep these boundaries within the defined level. The SB is responsible for approving and monitoring the boundaries, which are complemented by a sequence of risk-type-specific instruments (risk appetite statements). These underlying risk appetite statements are cascaded down into the organisation, and dedicated risk thresholds are set that are used for the day-to-day monitoring and management of ING's risks. ING has solvency risk appetite statements in place for the following metrics: CET1 ratio, total capital ratio, leverage ratio, total loss-absorbing capacity (TLAC), and minimum requirement for own funds and eligible liabilities (MREL) based on RWA/leverage ratio and economic capital adequacy.

## Solvency stress testing

Solvency stress testing allows ING to examine the effect of plausible but severe stress scenarios on the solvency position. It also provides insight into which entities or portfolios are vulnerable to certain types of risks or scenarios. Solvency stress testing is an important tool in identifying, assessing, measuring, and controlling risks to capital, providing a complementary and forward-looking perspective to other solvency risk management tools. For solvency stress testing, ING follows the same steps described in the overall section on stress testing.

ING distinguishes the following three types of stress test analysis:

- Sensitivity analysis: Assess the impact of a predefined shock in one or more risk drivers. The main purpose of sensitivity analyses is to monitor the impact of this predefined (or standardised) shock over time to get an understanding of how the risk profile of the bank has developed. In contrast with scenario analyses, sensitivity analyses are built on a predefined set of shocks that don't necessarily relate to a qualitative story line.
- Scenario analysis: Used to assess the impact of historical, statistical and/or hypothetical circumstances on the financial position of ING. These stress tests often build on a qualitative scenario narrative and reflect risk topics that are deemed relevant for ING given, for example, its business model or geographical presence. To execute such a stress test, scenarios need to be determined that are dynamic and forward-looking, and incorporate the occurrence of a string of events through time.
- Reverse stress testing: The purpose is to identify scenarios that could lead to a pre-defined outcome. This could, for example, be a CET1 ratio or MREL to define the point at which the bank is considered not viable anymore. The added value of reverse stress testing is to explore risk drivers and stress scenarios outside the existing range.

The outcomes of solvency stress test analyses are taken into account in capital planning, but also for setting risk appetite statements and the capital management buffer.

## Planning and forecasting

The capital and funding plan is an integral part of the dynamic plan, ING's financial and business planning process. Its objective is to inform and advise the management on the capital development and need of ING Group and ING Bank, under base case and adverse scenarios. It describes how ING shall finance the expected capital constraints taking into consideration growth projections, capital and risk evolution, macro and market conditions, both under the normative and economic perspective. The capital and funding plan is discussed and approved by ALCO Bank and updated at least twice a year. Within these updates, ING takes account of recent market and risk developments, and aims to ensure that capital planning adheres to the solvency risk appetite set by the SB.

## Capital management

Formulation of the CET1 target is a key element in solvency risk management. The target ratio, based on the management buffer concept, enables ING's senior management to steer, benchmark and assess the bank's current and future capital levels much more efficiently. The target level clearly supports trust-building among ING's key stakeholders (e.g. regulators, investors, and customers).

The capital management buffer aims to protect the interests of key stakeholders and plays an important role in the overall capital adequacy governance. The rationale behind the buffer is that it provides an additional cushion on top of the (local) regulatory minimum requirements (e.g. supervisory review and evaluation process (SREP) requirements) to withstand a certain level of stress and facilitate awareness and preparedness to take management actions. ING reviews its capital management buffer on a regular basis to determine its effectiveness and robustness, updating it as appropriate. See also Note 47 'Capital management'.

## Continuity

Risk events with high severity or significant deteriorations of economic and market conditions beyond ING's control could cause deviations from the business and capital plans, which may result in a potential capital shortfall.

ING has therefore set up a continuity (safety) net of contingency and recovery planning. As part of this, ING set up ongoing monitoring of relevant indicators with the aim of awareness and preparedness to act proactively to ensure continuity. The intervention measures, which can be activated when deemed necessary, consist of predefined RWA reduction measures, as well as direct capital-increasing measures. The escalation mechanisms are defined, governed and detailed in the contingency and recovery plans.

Both plans aim to restore ING's capital adequacy. Depending on the severity of the situation, the contingency plan can be activated at this warning phase, as well as triggering further mitigating action and formation of the contingency crisis teams. Further drops in capital levels trigger the alert phase for recovery monitoring and/or the activation of the recovery plan and corresponding crisis teams.

### Assessing capital adequacy: Capital Adequacy Statement (CAS)

The CAS is ING Group's quarterly assessment of its capital adequacy and takes into account different elements with respect to its capital position. The degree to which ING's capital position is considered adequate depends on a variety of internal and external drivers:

- Current supervisory requirements and (expected) requirements going forward;
- Current internal requirements and (expected) requirements going forward (economic capital/view);
- Coherence of the available capital with the (realisation of) strategic plans;
- The ability to meet internal and external requirements in the case of stressed events or should a risk materialise.

The CAS assesses the adequacy of ING's capital position in relation to the above-mentioned drivers and states the extent to which the capital position consequently is considered as adequate. On a quarterly basis, the CAS document is prepared. Additionally each year, the EB/MBB signs and provides a comprehensive assessment of ING's capital adequacy, supported by the ICAAP outcomes, in the form of a capital adequacy statement.

## Capital developments

ING's profit-generating capacity was strong in 2023, despite a challenging geopolitical environment. After dividend reserving in line with the distribution policy, we included €3.5 billion of profit to our capital base.

ING Group's capital ratios increased compared to 2022, primarily due to higher net profit after dividend reserving, coupled with lower risk-weighted assets. ING announced the distribution of an additional € 1.5 billion and €2.5 billion as next steps to converge the CET1 ratio towards ING's target of around 12.5% by 2025. In line with regulations, these additional distributions were fully reflected in ING's capital ratios at year-end. Risk-weighted assets were mainly impacted by volume reduction in Russia-related exposure, currency movements, improvement in book quality and model impacts. ING continues to maintain a strong and high-quality capital level.

At the end of December 2023, ING Group had a CET1 ratio of 14.7% versus an overall SREP requirement (including buffer requirements) of 10.98%. The Group's Tier 1 ratio increased to 16.9%. The total capital ratio increased from 19.4% to 19.8% compared to last year.

The leverage ratio was at 5.0% at the end of 2023, down from 5.1% at the end of 2022.

### MREL and TLAC requirements

The minimum requirement for own fund and eligible liabilities (MREL) and total loss absorbing capacity (TLAC) apply to ING Group at the consolidate level of the resolution group. TLAC and MREL provide additional capacity to absorb losses and facilitate recapitalisation in the case of resolution. ING Group has a single point of entry resolution strategy.

Intermediary MREL requirements were 27.79% on RWA and 5.97% on leverage exposure as of December 2023. ING meets these MREL requirements with an MREL ratio of 32.5% on RWA and 9.6% on leverage exposure at the end of December 2023.

As of December 2023, TLAC requirements are 23.5% of RWA and 6.75% of leverage exposure. The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. With a TLAC ratio of 32.5% on RWA and 9.6% on leverage exposure, ING comfortably meets the TLAC requirements.

# Credit risk

## Introduction

Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in ING's lending, financial markets and investment activities. The credit risk section provides information on how ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk perspective.

## Governance (*)

ING's credit risk strategy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the defined credit and concentration risk appetite. The aim is to support relationship banking activities, while maintaining internal risk/reward guidelines and controls.

The Credit Risk department is responsible for setting the credit risk strategy for ING and aims to ensure credit risk and credit restructuring are managed from an overarching point of view rather than per business line. Furthermore, the Credit Risk Control Unit is responsible for the oversight and control of rating systems.

While the Credit Risk department has oversight of the Group credit risk strategy and risk appetite across Retail Banking risk and Wholesale Banking risk, the head of Retail/Rest of World (RoW) Risk and head of Wholesale Banking Risk aim to ensure the management of the risk within these business lines. Also refer to the Risk governance and organisational structure in the introductory section of 'Risk management'.

The Credit Risk function encompasses the following activities:

- Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities;
- Measuring, monitoring and managing credit risks in the bank's portfolio, including evaluation of scenario and stress test results;
- Challenging and approving new and modified transactions and borrower reviews, including involvement in the process of assigning risk ratings to indicate a clients's creditworthiness;
- Managing the levels of provisioning and risk costs, and advising on impairments.

## Credit risk categories (*)

In the following table the different types of credit risk categories are described and a reconciliation with the notes in the financial statements is also included:

**Reconciliation between credit risk categories and financial position (*)**

| Credit risk categories | Notes in the financial statements | |
|---|---|---|
| Lending risk: is the risk that the client (counterparty, corporate or individual) does not pay the principal interest or fees on a loan when they are due, or on demand for letters of credit (LCs) and guarantees provided by ING. | Note 2 | Cash and balances with central banks |
| | Note 3 | Loans and advances to banks |
| | Note 4 | Financial assets at fair value through profit or loss |
| | Note 5 | Financial assets at fair value through other comprehensive income |
| | Note 7 | Loans and advances to customers |
| | Note 41 | Contingent liabilities and commitments |
| Investment risk: is the credit default and risk rating migration risk that is associated with ING's investments in bonds, commercial paper, equities, securitisations and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur from holding a position in underlying securities whose issuer's credit quality deteriorates or defaults. | Note 4 | Financial assets at fair value through profit or loss |
| | Note 5 | Financial assets at fair value through other comprehensive income |
| | Note 6 | Debt securities |
| Money market risk: arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. In the event of a counterparty default, ING may lose the deposit placed. | Note 2 | Cash and balances with central banks |
| | Note 3 | Loans and advances to banks |
| | Note 7 | Loans and advances to customers |
| Pre-settlement risk: arises when a client defaults on a transaction before settlement and ING must replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over-the-counter (OTC) derivatives and securities financing transactions). | Note 4 | Financial assets at fair value through profit or loss |
| | Note 14 | Financial liabilities at fair value through profit or loss |
| | Note 40 | Offsetting financial assets and liabilities |
| Settlement risk: arises when there is an exchange of value (funds or instruments) and receipt from its counterparty is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty. | Note 4 | Financial assets at fair value through profit or loss |
| | Note 11 | Other assets |
| | Note 14 | Financial liabilities at fair value through profit or loss |
| | Note 16 | Other liabilities |

## Credit risk appetite and concentration risk framework (*)

The credit risk appetite and concentration risk framework is designed to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of boundaries and instruments as described in the ING Risk Appetite Framework (RAF).

Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. The credit risk appetite is linked to the overall bank-wide RAF. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk appetite provides:

- Clarity about the credit risks that ING is prepared to assume, target setting and prudent risk management. Credit risk appetite is used as an input for Lending guidances which are made by sector and/or location;
- Consistent communication to different stakeholders;
- Guidelines on how to align reporting and monitoring tools with the organisational structure and strategy;
- Alignment of business strategies and key performance indicators of business units with ING's credit risk appetite through dynamic planning.

The credit risk appetite is set at different levels and dimensions within ING. The credit risk appetite framework specifies the scope and focus of the credit risk which ING takes and the composition of the credit portfolio, including its concentration and diversification objectives in relation to business lines, locations, sectors and products. The credit risk appetite framework has also been extended to embed climate risk elements. The first steps towards introducing climate risk elements in the credit risk appetite framework were taken in 2022 and these have further evolved and matured in 2023. The climate risk elements within the credit risk appetite framework allow for more efficient steering of sector concentrations from a climate risk perspective.

The credit concentration risk framework is composed of:

- Country risk concentration: Country risk is the risk that arises due to events in a specific country (or group of countries). To manage the maximum country loss ING is willing to accept, boundaries are approved by the SB. The estimated level is correlated to the risk rating assigned to a given country. Actual country limits are set by means of country instruments, which are monitored monthly and updated, when needed. For countries with elevated levels of geopolitical or severe economic cycle risk, monitoring is performed on a more frequent basis with strict pipeline and exposure management.
- Single name and secondary risk concentration: ING has an established credit concentration risk framework to identify, measure and monitor single name concentration including secondary risk. The same concept of boundaries and instruments is applicable.
- Sector and product concentration risk are managed via the credit risk appetite framework.

## Credit risk models (*)

Within ING, internal CRR-compliant models are used to determine probability of default (PD), exposure at default (EAD) and loss given default (LGD) for regulatory and economic capital purposes. These models also form the basis of ING's IFRS 9 loan loss provisioning (see 'IFRS 9 models' below). Bank-wide, ING has implemented approximately 100 credit risk models, for regulatory capital, economic capital and loan loss provisioning purposes.

There are two main types of PD, EAD and LGD models used throughout the bank:

- Statistical models are created where a large set of default or detailed loss data is available. They are characterised by sufficient data points to facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available.
- Hybrid models are statistical models supplemented with knowledge and experience of experts from risk management and front-office staff, literature from rating agencies, supervisors and academics. These models are only used for 'low default portfolios', where limited historical defaults exist.

### Credit risk rating process (*)

The majority of risk ratings are based on a risk rating (PD) model that complies with the minimum requirements detailed in CRR/CRDIV, ECB Supervisory Rules and European Banking Authority (EBA) guidelines. This concerns all borrower types and segments.

ING's PD rating models are based on a 1-22 internal risk rating scale (1 = highest rating; 22 = lowest rating) referred to as the 'master scale', which roughly corresponds to the rating grades that are assigned by external rating agencies, such as Standard & Poor's, Moody's and Fitch. For example, an ING rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody's rating of Aaa; an ING rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody's rating of Aa1, and so on.

The 22 internal risk rating grades are composed of the following categories:

- Investment grade (risk rating 1-10);
- Non-investment grade (risk rating 11-17);
- Performing Restructuring (risk rating 18-19);
- Non-performing (risk rating 20-22).

The first three categories (1-19) are risk ratings for performing loans. Ratings are calculated in IT systems with internally developed models, based on manually or automatically fed data, or for part of the non-performing loans set by the global or regional credit restructuring department. Under certain conditions, the outcome of a manually fed model can be challenged through a rating appeal process. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading indicators.

Risk ratings assigned to clients are reviewed at least annually, with the performance of the underlying models monitored regularly. Some of these models are global in nature, such as those for large corporates, commercial banks, insurance companies, central governments, funds, fund managers, project finance and leveraged companies. Other models are more regional or country-specific: there are PD models for small and medium enterprises (SMEs) in the Netherlands, Belgium, Poland as well as residential mortgage and consumer loan models in the various retail markets.

Rating models for Retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly basis. Rating models for large corporates, institutions and banks include both statistical characteristics and manual input, with the ratings being manually updated at least annually. More frequent reviews (e.g. quarterly) are performed where considered necessary, for example portfolios and clients most at risk of being impacted by the Russian invasion of Ukraine and expected spillover effects.

In line with evolving regulatory expectations on models and emerging industry practices ING has embarked a multi-year redevelopment process of its credit risk models. This is also in line with ING's model governance to ensure continuous improvement of models.

## Credit risk systems

### Credit risk tools and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING are executed through single, common credit risk data standards using shared credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop credit risk tools centrally with the philosophy of using a single source of data in an integrated way. This includes applying a combination of the ING policy, the regulatory environment in which we operate and the daily processes that are active throughout the Group. Disciplined application in these three areas is essential for achieving high data quality standards.

The credit risk control unit (CRCU), which is part of the Credit Risk department, manages the CRCU control framework offering quality assurance on the regulatory areas of responsibility: the oversight and control of rating systems. This framework leans on control execution in other teams such as model development in Integrated Risk where the combination of these different teams is considered for the CRCU self-assessment.

## Credit risk portfolio (*)

ING's credit exposure is mainly related to lending to individuals (also referred to as consumer lending, all Retail) and businesses (referred to as business lending, both in Retail and Wholesale) followed by investments in bonds and securitised assets, and money market (Wholesale). Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower's creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD-based financial institutions. Secured bonds, such as mortgage-backed securities and asset-backed securities are secured by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the securities issuer. For money market, exposure is mainly deposits to central banks. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also commonly referred to as counterparty credit risk.

## Portfolio analysis per business line (*)

**Outstandings per line of business (*)[1,2,3]**

| in € million | | Wholesale Banking | | Retail Benelux | | Retail Challengers & Growth Markets | | Corporate line | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Rating class** | | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Investment grade | 1 (AAA) | 52,665 | 89,686 | 310 | 324 | 34,373 | 32,492 | 2,284 | 2,529 | 89,631 | 125,032 |
| | 2-4 (AA) | 67,034 | 49,320 | 7,089 | 7,871 | 52,566 | 40,498 | 6 | 12 | 126,694 | 97,701 |
| | 5-7 (A) | 95,320 | 79,292 | 44,026 | 45,471 | 88,051 | 61,422 | 147 | 320 | 227,543 | 186,504 |
| | 8-10 (BBB) | 123,081 | 129,709 | 118,340 | 117,172 | 27,955 | 56,046 | 2,357 | 2,833 | 271,733 | 305,760 |
| Non-investment grade | 11-13 (BB) | 57,348 | 56,409 | 57,652 | 55,945 | 36,756 | 46,657 | | 4 | 151,756 | 159,016 |
| | 14-16 (B) | 12,234 | 13,693 | 16,872 | 14,224 | 12,459 | 11,662 | | | 41,565 | 39,579 |
| | 17 (CCC) | 1,122 | 1,858 | 2,129 | 2,021 | 985 | 1,014 | 392 | 299 | 4,628 | 5,192 |
| Performing Restructuring loans | 18 (CC) | 2,523 | 3,564 | 1,363 | 1,304 | 594 | 519 | | | 4,481 | 5,386 |
| | 19 (C) | 535 | 731 | 876 | 962 | 437 | 490 | | | 1,848 | 2,183 |
| Non-performing loans | 20-22 (D) | 4,051 | 4,354 | 4,586 | 4,762 | 3,036 | 2,592 | | | 11,673 | 11,708 |
| **Total** | | **415,914** | **428,616** | **253,241** | **250,056** | **257,211** | **253,391** | **5,186** | **5,997** | **931,552** | **938,061** |
| | | | | | | | | | | | |
| **Industry** | | | | | | | | | | | |
| Private Individuals | | 2,330 | 32 | 165,447 | 163,243 | 193,610 | 191,556 | | | 361,387 | 354,831 |
| Central Banks | | 70,139 | 80,006 | | | 21,740 | 23,541 | 2,269 | 1,495 | 94,147 | 105,043 |
| Natural Resources | | 40,511 | 44,695 | 1,259 | 1,160 | 624 | 694 | | | 42,394 | 46,549 |
| Real Estate | | 24,904 | 26,426 | 23,675 | 22,648 | 2,936 | 3,439 | | | 51,515 | 52,513 |
| Commercial Banks | | 37,342 | 42,036 | 177 | 194 | 6,006 | 5,721 | 2,515 | 2,911 | 46,040 | 50,862 |
| Non-Bank Financial Institutions | | 55,313 | 54,274 | 1,400 | 1,379 | 890 | 504 | 286 | 438 | 57,889 | 56,594 |
| Central Governments | | 45,316 | 41,622 | 2,124 | 2,880 | 5,180 | 3,838 | 1 | 1,016 | 52,621 | 49,356 |
| Transportation & Logistics | | 27,106 | 25,474 | 4,105 | 4,038 | 1,679 | 1,471 | | | 32,890 | 30,982 |
| Utilities | | 23,324 | 22,683 | 2,024 | 1,865 | 160 | 150 | | | 25,509 | 24,698 |
| Food, Beverages & Personal Care | | 13,503 | 13,681 | 7,307 | 7,356 | 2,576 | 2,585 | | | 23,386 | 23,623 |
| Services | | 9,128 | 9,926 | 11,596 | 11,606 | 1,276 | 981 | 24 | 33 | 22,023 | 22,546 |
| General Industries | | 12,039 | 11,731 | 5,680 | 5,753 | 3,406 | 3,381 | | | 21,126 | 20,865 |
| Lower Public Administration | | 6,211 | 6,020 | 6,885 | 5,921 | 10,608 | 9,725 | | | 23,704 | 21,666 |
| Other | | 48,748 | 50,009 | 21,563 | 22,014 | 6,519 | 5,805 | 92 | 104 | 76,922 | 77,932 |
| **Total** | | **415,914** | **428,616** | **253,241** | **250,056** | **257,211** | **253,391** | **5,186** | **5,997** | **931,552** | **938,061** |

**Outstandings per line of business (*) - continued[1,2,3]**

| in € million | | Wholesale Banking | | Retail Benelux | | Retail Challengers & Growth Markets | | Corporate line | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Region** | | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| | Netherlands | 54,938 | 61,143 | 155,792 | 154,253 | 390 | 254 | 2,366 | 2,898 | 213,486 | 218,548 |
| | Belgium | 24,171 | 27,144 | 90,450 | 88,767 | 1,294 | 669 | 7 | | 115,921 | 116,580 |
| | Germany | 26,152 | 24,441 | 478 | 463 | 128,407 | 127,764 | 31 | 63 | 155,067 | 152,730 |
| | Poland | 20,346 | 16,350 | 9 | 49 | 28,962 | 26,831 | | | 49,317 | 43,229 |
| Europe | Spain | 11,047 | 10,491 | 109 | 71 | 27,049 | 25,649 | 35 | 25 | 38,240 | 36,237 |
| | United Kingdom | 28,587 | 27,735 | 150 | 152 | 125 | 185 | 112 | 107 | 28,974 | 28,179 |
| | Luxembourg | 23,805 | 26,113 | 4,880 | 4,953 | 677 | 639 | | 15 | 29,363 | 31,720 |
| | France | 21,528 | 18,484 | 698 | 643 | 2,410 | 4,448 | 14 | 1 | 24,650 | 23,576 |
| | Rest of Europe | 65,157 | 77,814 | 367 | 400 | 20,001 | 18,750 | 32 | 24 | 85,558 | 96,989 |
| America | | 78,851 | 80,444 | 201 | 190 | 1,841 | 1,795 | 222 | 358 | 81,114 | 82,786 |
| Asia | | 49,851 | 46,291 | 69 | 73 | 90 | 121 | 2,365 | 2,504 | 52,374 | 48,989 |
| Australia | | 9,409 | 9,817 | 14 | 16 | 45,963 | 46,281 | 2 | 2 | 55,389 | 56,116 |
| Africa | | 2,071 | 2,348 | 24 | 28 | 2 | 5 | | | 2,098 | 2,381 |
| **Total** | | **415,914** | **428,616** | **253,241** | **250,056** | **257,211** | **253,391** | **5,186** | **5,997** | **931,552** | **938,061** |

1 Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
2 Based on the total amount of credit risk in the respective column using ING's internal credit risk measurement methodologies. Economic sectors (industry) below 2% are not shown separately but grouped in Other.
3 Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

### Overall portfolio (*)

During 2023, ING's portfolio size decreased by €6.5 billion (-0.69%) to €931.6 billion outstanding. Foreign exchange rate changes had a negative impact on the portfolio growth, mainly in WB, decreasing total outstanding by €4.6 billion, driven by the depreciation of the US dollar (-3.8%) against the euro, Australian dollar (-3.4%) and Turkish lira (-42.1%), partly compensated by the Polish zloty (+6.8%).

### Rating distribution (*)

Overall, the rating class distribution remained stable in 2023. The share of investment grade rating classes increased from 76.2% to 76.8%, while the share of non-investment grade decreased from 21.7% to 21.2%. Performing restructuring outstandings decreased from 0.8% to 0.7% of the total portfolio, whereas non-performing loans increased from 1.2% to 1.3%. The decrease in AAA and the increase in AA was mainly due to lower Central banks/Central Governments exposure in AAA-rated countries, partly driven by the downgrade of the USA to AA rating.

With respect to the rating distribution within the business lines, in WB, investment grade remained at 81.2%, where non-investment grade exposures increased to 17.1% (from 16.8%) compared to 2022. Performing Restructuring assets decreased from 1.0% to 0.7% of total Wholesale Banking assets. The share of non-performing loans for WB remained stable at 1.0%.

The non-investment grade portfolio of Retail Benelux increased from 28.9% to 30.3% of the portfolio, which is explained primarily by rating migration in mortgages in Belgium. Performing restructuring remained flat at 0.9% whereas NPL improved to 1.8% (from 1.9%) in 2023.

In Retail Challengers & Growth Markets, the distribution across rating classes remained stable in 2023. Overall share of investment grade increased from 75.2% to 78.9%. NPL increased to 1.2% (from 1.0%).

### Industry (*)

The industry breakdown is presented in accordance with the NAICS definition. Total volume decreased in 2023 from €938.1 billion to €931.6 billion (-0.7%), mainly witnessed in Netherlands (-2.3%) and in Luxembourg (-7.4%) due to a decrease in outstanding at Central Banks. The largest part of our book in terms of outstandings is in private individuals with 38.8% (2022: 37.8%). Private individuals accounted for 67% outstanding in Germany, 67% in Spain, 66% Australia and 55% in the Netherlands. The increase in WB Private individuals is following the discontinuation of Retail Banking France which led to the transfer of the Retail individuals portfolio from Retail Banking to Wholesale Banking.

Looking at sectors in the Business Lending portfolio, the most notable decrease in outstanding, next to Central Banks, was in Natural Resources (€-4.2 billion).

**Outstandings by economic sectors and geographical area (*) [1]**

| in € million | Region | | | | | | | | | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Industry** | Netherlands | Belgium | Germany | Poland | Spain | United Kingdom | Luxembourg | France | Rest of Europe | America | Asia | Australia | Africa | 2023 |
| Private Individuals | 116,530 | 44,637 | 103,151 | 14,860 | 25,452 | 128 | 3,347 | 2,472 | 14,179 | 149 | 121 | 36,340 | 20 | 361,387 |
| Central Banks | 31,017 | 9,756 | 18,945 | 2,530 | 489 | 4,335 | 4,853 | | 6,166 | | 13,668 | 2,379 | 9 | 94,147 |
| Natural Resources | 2,623 | 1,346 | 1,017 | 685 | 129 | 3,789 | 2,511 | 429 | 10,608 | 8,237 | 9,785 | 941 | 295 | 42,394 |
| Real Estate | 16,907 | 10,986 | 1,111 | 2,184 | 1,551 | 420 | 3,563 | 2,901 | 3,492 | 3,323 | 1,367 | 3,709 | | 51,515 |
| Commercial Banks | 1,217 | 404 | 4,050 | 601 | 353 | 4,488 | 5,070 | 4,155 | 6,757 | 9,833 | 8,182 | 719 | 210 | 46,040 |
| Non-Bank Financial Institutions | 2,573 | 1,457 | 5,710 | 2,532 | 652 | 6,837 | 4,631 | 4,274 | 4,269 | 20,118 | 3,884 | 950 | | 57,889 |
| Central Governments | 1,620 | 9,046 | 699 | 8,614 | 5,491 | 41 | 79 | 2,255 | 9,384 | 13,752 | 520 | 526 | 593 | 52,621 |
| Transportation & Logistics | 3,860 | 2,198 | 1,277 | 1,598 | 658 | 2,113 | 596 | 784 | 8,177 | 3,511 | 7,044 | 456 | 618 | 32,890 |
| Utilities | 2,419 | 1,634 | 3,516 | 792 | 912 | 2,723 | 480 | 619 | 4,469 | 4,424 | 1,306 | 2,041 | 173 | 25,509 |
| Food, Beverages & Personal Care | 7,138 | 3,127 | 550 | 2,242 | 490 | 540 | 1,505 | 1,250 | 2,455 | 2,652 | 1,140 | 281 | 18 | 23,386 |
| Services | 5,073 | 8,463 | 1,725 | 1,325 | 71 | 745 | 502 | 380 | 1,052 | 1,576 | 469 | 642 | | 22,023 |
| General Industries | 5,746 | 2,604 | 1,193 | 2,827 | 333 | 199 | 649 | 287 | 3,661 | 2,848 | 761 | 18 | | 21,126 |
| Lower Public Administration | 253 | 6,607 | 5,349 | 669 | 350 | | 249 | 3,488 | 356 | 1,550 | 7 | 4,826 | | 23,704 |
| Other | 16,510 | 13,657 | 6,774 | 7,858 | 1,309 | 2,615 | 1,326 | 1,356 | 10,532 | 9,141 | 4,120 | 1,562 | 163 | 76,922 |
| **Total** | **213,486** | **115,921** | **155,067** | **49,317** | **38,240** | **28,974** | **29,363** | **24,650** | **85,558** | **81,114** | **52,374** | **55,389** | **2,098** | **931,552** |
| | | | | | | | | | | | | | | |
| **Rating class** | | | | | | | | | | | | | | |
| Investment grade | 170,067 | 71,730 | 136,675 | 31,772 | 29,583 | 24,299 | 24,083 | 18,692 | 56,404 | 63,652 | 44,481 | 44,139 | 24 | 715,602 |
| Non-Investment grade | 40,399 | 40,236 | 16,929 | 15,785 | 8,134 | 4,508 | 5,013 | 5,713 | 25,967 | 16,003 | 6,770 | 10,715 | 1,776 | 197,949 |
| Performing restructuring | 1,433 | 799 | 349 | 830 | 230 | 2 | 105 | 122 | 1,983 | 245 | 72 | 132 | 26 | 6,327 |
| NPL grade | 1,587 | 3,156 | 1,114 | 929 | 293 | 165 | 162 | 124 | 1,205 | 1,213 | 1,051 | 403 | 272 | 11,673 |
| **Total** | **213,486** | **115,921** | **155,067** | **49,317** | **38,240** | **28,974** | **29,363** | **24,650** | **85,558** | **81,114** | **52,374** | **55,389** | **2,098** | **931,552** |

1 Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

**Outstandings by economic sectors and geographical area (*)** [1]

| In € million | Region | | | | | | | | | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Industry** | Netherlands | Belgium | Germany | Poland | Spain | United Kingdom | Luxembourg | France | Rest of Europe | America | Asia | Australia | Africa | 2022 |
| Private Individuals | 114,625 | 44,193 | 101,529 | 13,767 | 24,865 | 138 | 3,486 | 2,731 | 13,654 | 161 | 131 | 35,528 | 24 | 354,831 |
| Central Banks | 35,202 | 14,338 | 21,041 | 1,060 | 347 | 427 | 6,820 | 35 | 18,092 | | 4,962 | 2,695 | 24 | 105,043 |
| Natural Resources | 3,084 | 1,356 | 809 | 746 | 169 | 4,442 | 2,764 | 470 | 12,154 | 8,771 | 10,398 | 1,028 | 361 | 46,549 |
| Real Estate | 17,586 | 10,112 | 1,388 | 2,374 | 1,391 | 413 | 3,797 | 3,155 | 3,378 | 3,474 | 1,180 | 4,263 | 2 | 52,513 |
| Commercial Banks | 1,358 | 265 | 3,974 | 551 | 402 | 4,933 | 4,480 | 4,371 | 6,368 | 9,945 | 12,041 | 1,765 | 409 | 50,862 |
| Non-Bank Financial Institutions | 2,710 | 1,041 | 5,054 | 2,299 | 99 | 8,229 | 4,489 | 3,220 | 4,495 | 19,971 | 4,091 | 896 | | 56,594 |
| Central Governments | 3,342 | 7,716 | 1,179 | 6,578 | 4,578 | 46 | 175 | 1,797 | 8,444 | 13,979 | 333 | 636 | 551 | 49,356 |
| Transportation & Logistics | 3,967 | 2,183 | 608 | 1,300 | 690 | 1,787 | 583 | 733 | 7,808 | 3,378 | 6,806 | 531 | 608 | 30,982 |
| Utilities | 1,551 | 1,630 | 2,814 | 679 | 1,227 | 2,953 | 572 | 980 | 4,302 | 4,347 | 1,545 | 1,897 | 200 | 24,698 |
| Food, Beverages & Personal Care | 7,249 | 3,002 | 573 | 2,334 | 475 | 739 | 1,667 | 469 | 2,668 | 3,245 | 942 | 248 | 13 | 23,623 |
| Services | 4,819 | 8,816 | 1,254 | 1,101 | 67 | 685 | 808 | 1,066 | 1,120 | 1,821 | 357 | 632 | | 22,546 |
| General Industries | 5,430 | 2,689 | 1,007 | 2,849 | 311 | 330 | 604 | 245 | 3,152 | 2,926 | 1,311 | 9 | | 20,865 |
| Lower Public Administration | 272 | 5,638 | 5,197 | 644 | 200 | | 313 | 3,126 | 402 | 1,310 | | 4,564 | | 21,666 |
| Other | 17,353 | 13,602 | 6,302 | 6,946 | 1,416 | 3,058 | 1,164 | 1,179 | 10,952 | 9,457 | 4,891 | 1,424 | 188 | 77,932 |
| **Total** | **218,548** | **116,580** | **152,730** | **43,229** | **36,237** | **28,179** | **31,720** | **23,576** | **96,989** | **82,786** | **48,989** | **56,116** | **2,381** | **938,061** |
| | | | | | | | | | | | | | | |
| **Rating class** | | | | | | | | | | | | | | |
| Investment grade | 174,971 | 76,244 | 130,285 | 27,501 | 28,556 | 23,160 | 26,053 | 17,545 | 64,884 | 64,206 | 39,903 | 41,476 | 213 | 714,997 |
| Non-Investment grade | 40,325 | 36,036 | 20,967 | 14,596 | 7,330 | 4,634 | 5,442 | 5,814 | 27,617 | 17,615 | 7,638 | 13,914 | 1,858 | 203,786 |
| Performing restructuring | 1,508 | 984 | 579 | 422 | 105 | 41 | 80 | 16 | 2,903 | 311 | 124 | 257 | 239 | 7,569 |
| Non-performing loans | 1,743 | 3,316 | 899 | 710 | 246 | 344 | 145 | 201 | 1,584 | 654 | 1,325 | 470 | 72 | 11,708 |
| **Total** | **218,548** | **116,580** | **152,730** | **43,229** | **36,237** | **28,179** | **31,720** | **23,576** | **96,989** | **82,786** | **48,989** | **56,116** | **2,381** | **938,061** |

1 Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

### Portfolio analysis per geographical area (*)

The portfolio analysis per geographical area re-emphasises the international distribution of ING's credit portfolio. The share of the Netherlands in the overall portfolio (ex-Central Banks) reduced to 21.8% (2022: 22.0%).

The most noticeable trend in the Netherlands was the decrease in exposure with central banks (-€4.2 billion). Outstandings to private individuals are at 63.9% (2022: 62.5%) of total outstandings (excl. Central Banks). In Belgium, no substantial changes were observed in the portfolio.

In terms of rating distribution in individual countries, the total share of investment grade/non-investment grade remains substantial for the Netherlands at 98.6% (2022: 98.5%) and in Belgium 96.6% (2022: 96.3%).

Performing restructuring grade assets remained flat in the Netherlands at 0.7%, whereas Belgium decreased from 0.8% to 0.7%. The NPL share decreased in 2023, from 0.8% to 0.7% in the Netherlands, and from 2.8% to 2.7% in Belgium.

In Challengers & Growth Markets, ING has a sizeable residential mortgages portfolio in Germany, Australia, Spain and Poland.

The top five countries within Rest of Europe based on outstandings were: Italy (€18.7 billion), Romania (€11.5 billion), Switzerland (€11.2 billion), Türkiye (€7.2 billion) and Ireland (€4.7 billion).

In Europe, outside the Benelux, rating distribution in most countries remained stable. The most noticeable changes in rating distribution were observed in Rest of Europe, where the development of the Russian portfolio caused a decrease into Performing Restructuring from 3.0% to 2.3%. Note the paragraph on Russian exposures in section 'Risk management at ING Group'. Apart from Russia, noticeable changes occurred in the UK, where NPL decreased from 1.2% to 0.6%.

In terms of rating distribution for the Americas region, an increase in NPL is observed to 1.5% (from 0.8%), whereas in Asia, NPL decreased from 2.7% to 2.0%. In Africa, NPL increased from 3.0% to 13.0%, driven by one well-covered file.

## Credit risk mitigation (*)

ING uses various techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to a default by a customer. The most common terminology used in ING for credit risk protection is 'cover'. While a cover may be an important mitigant of credit risk and an alternative source of repayment, generally it is ING's practice to lend on the basis of the customer's creditworthiness rather than exclusively relying on the value of the cover.

### Cover forms (*)

Within ING, there are two distinct forms of covers. First, where the asset has been pledged to ING as collateral or security, ING has the right to liquidate it should the customer be unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer's outstanding exposure. This may be tangible (such as cash, securities, receivables, inventory, plant and machinery, and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licences). Second, where there is a third-party obligation, indemnification or undertaking (either by contract and/or by law), ING has the right to claim from that third party an amount if the customer fails on its obligations. The most common examples are guarantees, such as parent guarantees, export credit insurances or third-party pledged mortgages. Insurance or reinsurance covers, including comprehensive private risk insurance (CPRI) may be recognised as guarantees and effectively function in an equivalent manner. ING accepts credit risk insurance companies and export credit agencies (ECAs) as cover providers.

### Cover valuation methodology (*)

General guidelines for cover valuation are established with the objective of ensuring consistent application within ING. These also require that the value of the cover is monitored on a regular basis. Covers are revalued periodically and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of cover.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer's balance sheet (e.g. inventory, machinery and equipment), nominal value (e.g. cash and receivables), market value (e.g. securities and commodities), independent valuations (e.g. commercial real estate) and market indices (e.g. residential real estate). For third-party obligations, the valuation is based on the value that is attributed to the contract between ING and that third party.

Where collateral values are used in the calculation of stage 3 individual loan loss provisions, haircuts may be applied to the valuation in specific circumstances, to sufficiently include all relevant factors impacting future cash flows. ING applies haircuts to the collateral values of real estate, shipping and aviation assets that are used in the calculation of the loss-given-default in recovery scenarios. The haircut reflects the risks of adverse price developments between the moment of valuation of an asset and the actual settlement/cash receipt.

### Cover values (*)

This section provides insight into the types of cover and the extent to which exposures benefit from collateral or guarantees. The disclosure differentiates between risk categories (lending, investment, money market and pre-settlement). The most relevant types of cover include mortgages, financial collateral (cash and securities) and guarantees. ING obtains cover that is eligible for credit risk mitigation under CRR/CRDIV, as well as cover that is not eligible. Collateral covering financial market transactions is valued on a daily basis, and as such not included in the following tables. To mitigate the credit risk arising from financial markets transactions, the bank enters into legal agreements governing the exchange of financial collateral (high-quality government bonds and cash).

The cover values are presented for the total portfolio of ING, both the performing and non-performing portfolio. Our definition of non-performing is explained in detail in 'Credit restructuring' (below).

The next table gives an overview of the collateralisation of the ING's total portfolio.

**Cover values including guarantees received (*)**

| in € million | | Cover type and value | | | | Collateralisation | | |
|---|---|---|---|---|---|---|---|---|
| 2023 | Outstandings | Mortgages | Financial Collateral | Guarantees | Other covers | No Cover | Partially covered | Fully covered |
| Consumer lending | 360,124 | 804,994 | 22,401 | 25,269 | 29,070 | 6.2 % | 2.0 % | 91.8 % |
| Business lending | 363,826 | 162,491 | 26,333 | 115,944 | 428,531 | 35.2 % | 22.5 % | 42.3 % |
| Investment and money market | 158,506 | — | — | 1,040 | 549 | 99.0 % | 0.6 % | 0.4 % |
| **Total lending, investment and money market** | **882,455** | **967,485** | **48,735** | **142,252** | **458,149** | **34.8 %** | **10.2 %** | **55.0 %** |
| **of which NPL** | **11,653** | **8,880** | **1,609** | **3,204** | **9,241** | **25.7 %** | **26.9 %** | **47.4 %** |
| Pre-settlement | 49,096 | | | | | | | |
| **Total Group** | **931,552** | | | | | | | |

**Cover values including guarantees received (*)**

| in € million | | Cover type and value | | | | Collateralisation | | |
|---|---|---|---|---|---|---|---|---|
| 2022 | Outstandings | Mortgages | Financial Collateral | Guarantees | Other covers | No Cover | Partially covered | Fully covered |
| Consumer lending | 353,323 | 700,961 | 5,626 | 24,231 | 42,817 | 6.2 % | 7.6 % | 86.2 % |
| Business lending | 379,405 | 167,122 | 29,501 | 118,294 | 438,864 | 37.5 % | 22.3 % | 40.2 % |
| Investment and money market | 141,432 | | 5 | 1,213 | 2 | 99.1 % | 0.6 % | 0.3 % |
| **Total lending, investment and money market** | **874,160** | **868,083** | **35,132** | **143,738** | **481,683** | **34.8 %** | **12.9 %** | **52.3 %** |
| **of which NPL** | **11,637** | **7,738** | **1,007** | **3,648** | **3,045** | **25.2 %** | **25.7 %** | **49.2 %** |
| Pre-settlement | 63,901 | | | | | | | |
| **Total** | **938,061** | | | | | | | |

Excluding the pre-settlement portfolio, 55.0% (2022: 52.3%) of ING's outstandings were fully collateralised in 2023. Since investments traditionally do not require covers, the percentage for 'no covers' in this portfolio is above 95%. However, 99% of the investment outstanding is investment grade. Improved economic conditions in ING's main markets contributed to improved collateral valuations, observed in consumer lending.

## Consumer lending portfolio (*)

The consumer lending portfolio accounts for 38.7% (2022: 37.7%) of ING's total outstanding, primarily consisting of residential mortgage loans and other consumer lending loans. As a result, most collateral consists of mortgages. Mortgage values are collected in an internal central database and in most cases external data is used to index the market value. A significant part of ING's residential mortgage portfolio is in the Netherlands (34.8%), Germany (28.0%), Belgium including Luxembourg (13.3%) and Australia (10.9%).

Note that the large increase in Financial Collateral and decrease in Other covers is related to a reclassification of certain cover types.

## Business lending portfolio (*)

Business lending accounts for 39.1% (2022: 40.4%) of ING's total outstanding. Business lending presented in this section does not include pre-settlement, investment and money market exposures.

## Credit quality (*)

**Credit risk ratings**

| | Regular | Watch List | Restructuring[1] | Non-performing[1] |
|---|---|---|---|---|
| Possible ratings | 1-19 | 1-19 | 11-20 | 20-22 |
| Typical ratings | 1-14 | 15-17 | 18-20 | 20-22 |
| Deterioration in risk | Not significant | Significant | Significant | Significant |
| Significant intervention | Not required | Not required | Required | Required |
| Account ownership | Front office | Front office | Front office | Front office |
| Credit risk management | Regular | Regular | Credit restructuring | Credit restructuring |
| Primary manager | Front office | Front office | Credit restructuring | Credit restructuring |
| Accounting provisioning | Stage 1/2 | Stage 2 | Stage 2/3 | Stage 3 |

1 Restructuring can be performing and non-performing; reference is made to the Credit restructuring section.

**Credit quality outstandings (*)**

| in € million | 2023 | 2022 |
|---|---|---|
| Performing not past due | 795,942 | 799,990 |
| Business lending performing past due | 8,825 | 7,659 |
| Consumer lending performing past due | 846 | 780 |
| Non-performing | 11,653 | 11,691 |
| **Total lending and investment** | **817,266** | **820,120** |
| **Money market** | **65,189** | **54,039** |
| **Pre-settlement** | **49,096** | **63,901** |
| **Total** | **931,552** | **938,061** |

### Past due obligations (*)

Retail Banking measures its portfolio in terms of payment arrears and determines on a monthly basis if there are any significant changes in the level of arrears. This methodology is applicable to private individuals, as well as business lending. An obligation is considered 'past due' if a payment of interest or principal is more than one day late. ING aims to help its customers as soon as they are past due by reminding them of their payment obligations. In its contact with the customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be cured, for example because the customer is unable or unwilling to pay, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when the facility or obligor - depending on the level at which the non-performing status is applied - is more than 90 days past due and to risk rating 21 or 22 in case of an exit scenario.

ING has aligned the regulatory concept of non-performing with that of the definition of default. Hence, in WB, obligors are classified as non-performing when a default trigger occurs:

- ING believes the borrower is unlikely to pay. The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as indicators of financial difficulty:
  - The borrower (or third party) has started insolvency proceedings;
  - A group company/co-borrower has NPL status;
  - Indication of fraud (affecting the company's ability to service its debt);
  - There is doubt as to the borrower's ability to generate stable and sufficient cash flows to service its debt;
  - Restructuring of debt.
- ING has granted concessions relating to the borrower's financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.
- The obligor has failed in the payment of principal, interest or fees, the total past due amount is above the materiality threshold and this remains the case for more than 90 consecutive days.

Further, WB has an individual name approach, using early warning indicators to signal possible future issues in debt service.

**Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings (*)**

| in € million | | | | | 2023 | | | | 2022 |
|---|---|---|---|---|---|---|---|---|---|
| **Region** | | Past due for 1-30 days | Past due for 31-60 days | Past due for 61-90 days | Total | Past due for 1-30 days | Past due for 31-60 days | Past due for 61-90 days | Total |
| Europe | Belgium | 223 | 43 | 29 | **295** | 294 | 27 | 18 | **339** |
| | Germany | 89 | 40 | 18 | **147** | 68 | 34 | 13 | **116** |
| | Poland | 76 | 8 | 5 | **89** | 59 | 8 | 4 | **71** |
| | Netherlands | 67 | 24 | 6 | **97** | 36 | 10 | 5 | **51** |
| | Luxembourg | 21 | 2 | 2 | **25** | 43 | 4 | 2 | **48** |
| | Spain | 19 | 13 | 6 | **38** | 13 | 9 | 5 | **27** |
| | Rest of Europe | 64 | 19 | 12 | **94** | 62 | 16 | 8 | **86** |
| America | | 1 | | | **1** | 1 | | | **1** |
| Asia | | | | | **1** | | | | |
| Australia | | 43 | 15 | 1 | **59** | 29 | 11 | 2 | **42** |
| **Total** | | **602** | **164** | **79** | **846** | **604** | **119** | **57** | **780** |

The past due but performing consumer lending outstanding increased by €66 million, mainly due to increase in 31-60 (+€45 million) and 61-90 (+€23 million). The largest increase was observed in the Netherlands (+€47 million) and Germany (+€31 million) mainly in the 1-30-day bucket; the largest decrease was seen in Belgium (-€44 million) driven by the decrease in the 1-30 bucket.

**Ageing analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)**

| in € million | | | | | 2023 | | | | | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Region** | Past due for 1-30 days | Past due for 31-60 days | Past due for 61-90 days | Total | Past due for 1-30 days | Past due for 31-60 days | Past due for 61-90 days | Past due for >90 days | Total |
| Europe | Belgium | 929 | 98 | 11 | **1,037** | 579 | 49 | 10 | | **639** |
| | United Kingdom | 623 | 659 | 128 | **1,410** | 1,147 | 77 | 512 | | **1,736** |
| | Luxembourg | 577 | 8 | 11 | **596** | 302 | 1 | | | **303** |
| | Netherlands | 509 | 10 | 12 | **531** | 730 | 30 | 15 | | **775** |
| | Poland | 346 | 26 | 10 | **383** | 279 | 35 | 14 | | **329** |
| | France | 58 | 132 | | **190** | 83 | 6 | | | **90** |
| | Germany | 131 | 110 | 1 | **242** | 44 | 16 | | | **60** |
| | Rest of Europe | 972 | 2 | 2 | **977** | 474 | 239 | 1 | 1 | **715** |
| America | | 2,508 | 101 | 41 | **2,650** | 1,901 | 67 | 19 | | **1,986** |
| Asia | | 284 | | 22 | **306** | 553 | 48 | | | **601** |
| Australia | | 501 | 1 | | **502** | 359 | 61 | 4 | 2 | **426** |
| **Total** | | **7,437** | **1,148** | **240** | **8,825** | **6,452** | **629** | **575** | **4** | **7,659** |

Total past due but performing outstanding of business lending increased by €1.2 billion. Increase is observed in the 1-30 days (€1.0 billion) past due bucket and in the 31-60 days (€0.5 billion), partly offset by a decrease in the 61-90 days past due bucket (-€336 million), driven by the United Kingdom (-€383 million).

## Credit restructuring (*)

Global Credit Restructuring (GCR) is the dedicated and independent department that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR handles accounts or portfolios requiring an active approach, which may include renegotiation of terms and conditions and business or financial restructuring. The loans are managed by GCR or by units in the various regions and business units. ING uses three distinct statuses to categorise the management of clients with (perceived) deteriorating credit risk profiles, i.e. there is increasing doubt as to the performance and the collectability of the client's contractual obligations:

- Watch list: Usually, a client is first classified as watch list when there are concerns of any potential or material deterioration in credit risk profile that may affect the ability of the client to adhere to its debt service obligations or to refinance its existing loans. Watch list status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a watch list status may develop into a restructuring status or even a recovery status.
- Restructuring: A client is classified as restructuring when there are concerns about the client's financial stability, credit worthiness, and/or ability to repay, but where the situation does not require the termination or acceleration of facilities or the liquidation of collateral. ING's actions aim to maintain the going concern status of the client by:
  - restoring the client's financial stability;
  - supporting the client's turnaround;
  - restoring the balance between debt and equity; and
  - restructuring the debt to a sustainable situation.
- Recovery: A client is classified as in recovery when ING and/or the client concludes that the client's financial situation cannot be restored and a decision is made to terminate the (credit) relationship or even to enter into bankruptcy. ING prefers an amicable exit, but will enforce and liquidate the collateral or claim under the guarantees if deemed necessary.

Watch list, restructuring and recovery accounts are reviewed at least quarterly by the front office, GCR and the relevant credit risk management executives.

## Forbearance (*)

Forbearance occurs when a client is unable to meet their financial commitments due to financial difficulties they face or are about to face and ING grants concessions towards them. Forborne assets are assets in respect of which forbearance measures have been granted.

Forbearance may enable clients experiencing financial difficulties to continue repaying their debt.

For business clients, ING mainly applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties with the aim of maximising the client's repayment ability and therewith avoiding a default situation or helping the client to return to a performing situation.

For ING retail units, clear criteria have been established to determine whether a client is eligible for the forbearance process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor and report the forbearance activities.

ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case (business) or on a portfolio (retail) basis.

All exposures are eligible for forbearance measures, i.e. both performing (risk ratings 1-19) and non-performing (risk ratings 20-22) exposures. ING uses specific criteria to move forborne exposures from non-performing to performing or to remove the forbearance statuses that are consistent with the corresponding European Banking Authority (EBA) standards. An exposure is reported as forborne for a minimum of two years. An additional one-year probation period is applied to forborne exposures that move from non-performing back to performing.

**Summary Forborne portfolio (*)**

| in € million | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| **Business line** | Outstandings | Of which: performing | Of which: non-performing | % of total portfolio | Outstandings | Of which: performing | Of which: non-performing | % of total portfolio |
| Wholesale Banking | 6,063 | 3,919 | 2,144 | 1.8 % | 8,359 | 5,880 | 2,478 | 2.7 % |
| Retail Banking | 7,026 | 4,128 | 2,898 | 1.4 % | 8,080 | 4,973 | 3,107 | 1.6 % |
| **Total** | **13,089** | **8,047** | **5,042** | **1.5 %** | **16,438** | **10,853** | **5,585** | **2.0 %** |

**Summary Forborne portfolio by forbearance type (*)**

| in € million | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| Forbearance type | Outstandings | Of which: performing | Of which: non-performing | % of total portfolio | Outstandings | Of which: performing | Of which: non-performing | % of total portfolio |
| Loan modification | 11,881 | 7,550 | 4,331 | 1.4 % | 15,317 | 10,428 | 4,889 | 1.9 % |
| Refinancing | 1,208 | 497 | 711 | 0.1 % | 1,121 | 426 | 695 | 0.1 % |
| **Total** | **13,089** | **8,047** | **5,042** | **1.5 %** | **16,438** | **10,853** | **5,585** | **2.0 %** |

As of 31 December 2023, ING's total forborne assets decreased by €3.3 billion compared to 31 December 2022. WB decreased by €2.3 billion and Retail Banking decreased by €1.1 billion. The decreases are mainly caused by passing the two-year probation period following the Covid-19 pandemic.

### Wholesale Banking (*)

As of December 2023, WB forborne assets amounted to €6.1 billion (2022: €8.4 billion), which represented 1.8% (2022: 2.7%) of the total WB portfolio.

**Wholesale Banking: Forborne portfolio by geographical area (*)**

| in € million | | 2023 | | | 2022 | | |
|---|---|---|---|---|---|---|---|
| Region | | Outstandings | Of which: performing | Of which: non-performing | Outstandings | Of which: performing | Of which: non-performing |
| Europe | Netherlands | 361 | 301 | 60 | 720 | 630 | 90 |
| | Belgium | 454 | 446 | 8 | 659 | 651 | 8 |
| | Germany | 288 | 148 | 139 | 580 | 466 | 115 |
| | United Kingdom | 583 | 425 | 158 | 1,044 | 721 | 323 |
| | Italy | 54 | 19 | 34 | 205 | 157 | 48 |
| | Norway | 6 | 0 | 6 | 33 | 0 | 33 |
| | Poland | 520 | 519 | 0 | 203 | 189 | 14 |
| | Rest of Europe | 1,421 | 1,142 | 279 | 2,176 | 1,749 | 427 |
| America | | 1,025 | 532 | 493 | 1,353 | 1,032 | 321 |
| Asia | | 1,198 | 277 | 921 | 1,107 | 143 | 964 |
| Australia | | 87 | 87 | 0 | 217 | 132 | 85 |
| Africa | | 68 | 23 | 45 | 61 | 10 | 51 |
| **Total** | | **6,063** | **3,919** | **2,144** | **8,359** | **5,880** | **2,478** |

**Wholesale Banking: Forborne portfolio by economic sector (*)**

| in € million | 2023 | | | 2022 | | |
|---|---|---|---|---|---|---|
| Industry | Outstandings | Of which: performing | Of which: non-performing | Outstandings | Of which: performing | Of which: non-performing |
| Natural Resources | 788 | 321 | 467 | 1,239 | 603 | 636 |
| Real Estate | 1,320 | 1,254 | 66 | 2,000 | 1,917 | 84 |
| Transportation & Logistics | 315 | 175 | 139 | 1,073 | 868 | 205 |
| Food, Beverages & Personal Care | 866 | 465 | 401 | 1,082 | 543 | 539 |
| Services | 284 | 254 | 30 | 697 | 665 | 32 |
| Automotive | 138 | 98 | 40 | 172 | 125 | 46 |
| Utilities | 510 | 255 | 255 | 469 | 255 | 214 |
| General Industries | 145 | 74 | 71 | 255 | 176 | 80 |
| Retail | 282 | 104 | 178 | 302 | 227 | 76 |
| Chemicals, Health & Pharmaceuticals | 571 | 559 | 11 | 191 | 168 | 23 |
| Builders & Contractors | 133 | 72 | 61 | 168 | 94 | 74 |
| Other | 712 | 287 | 425 | 710 | 240 | 469 |
| **Total** | **6,063** | **3,919** | **2,144** | **8,359** | **5,880** | **2,478** |

The main concentration of forborne assets in a single country was in United States with 13.6% (2022: 11.5%) of the total WB forborne assets.

WB forborne assets decreased by €2.3 billion compared to 2022, also driven by passing the two-year probation period following the Covid-19 pandemic. Decrease is mainly visible in the performing forborne assets (-€2.0 billion), mainly in the industries Transportation & Logistics, Real Estate and Services. The decrease was partial offset by an increase for Chemicals, Health and Pharmaceuticals, driven by a few large individual clients.

WB's forborne assets are mainly concentrated in Real Estate, Food Beverages & Personal Care, Natural Resources, Chemicals, Health & Pharmaceuticals, and Utilities. These five economic sectors accounted for 67% of the total WB forborne outstandings.

**Retail Banking (*)**

As of the end of December 2023, Retail Banking forborne assets totalled €7.0 billion, which represented 1.4% of the total Retail Banking portfolio. The majority of forborne exposures were in private individuals with 50.5%.

**Retail Banking: Forborne portfolio by geographical area (*)**

| in € million | | 2023 | | | 2022 | | |
|---|---|---|---|---|---|---|---|
| **Region** | | Outstandings | Of which: performing | Of which: non-performing | Outstandings | Of which: performing | Of which: non-performing |
| Europe | Netherlands | 1,483 | 981 | 502 | 2,832 | 2,043 | 789 |
| | Belgium | 2,153 | 838 | 1,315 | 2,644 | 1,331 | 1,314 |
| | Germany | 1,309 | 1,064 | 246 | 804 | 610 | 194 |
| | Poland | 852 | 522 | 330 | 588 | 309 | 279 |
| | Türkiye | 25 | 15 | 10 | 64 | 31 | 32 |
| | Italy | 123 | 51 | 71 | 131 | 52 | 79 |
| | Romania | 135 | 49 | 86 | 124 | 53 | 71 |
| | Spain | 138 | 118 | 21 | 35 | 15 | 20 |
| | Rest of Europe | 88 | 58 | 30 | 73 | 48 | 25 |
| America | | 21 | 20 | | 13 | 12 | |
| Asia | | 2 | 1 | 1 | 3 | 1 | 1 |
| Australia | | 697 | 411 | 286 | 768 | 467 | 302 |
| Africa | | | | | 1 | | |
| **Total** | | **7,026** | **4,128** | **2,898** | **8,080** | **4,973** | **3,107** |

The main concentration of forborne assets in a single country was in Belgium with 30.6% (2022: 32.7%) of total Retail Banking forborne assets and 45.4% (2022: 42.3%) of the non-performing forborne assets. Next to that, Netherlands had 21.1% (2022: 35.0%) of the total Retail forborne assets and Germany 18.6% (2022:10.0%). The increase in Germany is driven by mortgages, where clients that choose for a repayment percentage below a certain threshold, though contractually allowed, are conservatively considered forborn.

## Non-performing loans (*)

ING's loan portfolio is under constant review. Loans to obligors that are considered more than 90 days past due and above applicable thresholds are reclassified as non-performing. For business lending portfolios, there generally are reasons for declaring a loan non-performing prior to the obligor being 90 days past due. These reasons include, but are not limited to, ING's assessment of the customer's perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.

The table below represents the breakdown by industry of credit risk outstandings that have been classified as non-performing.

**Non-performing Loans: outstandings by economic sector and business lines (*)[1]**

| in € million | Wholesale Banking | | Retail Benelux | | Retail Challengers & Growth Markets | | Total | |
|---|---|---|---|---|---|---|---|---|
| **Industry** | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Private Individuals | 4 | | 2,210 | 2,174 | 2,206 | 1,954 | 4,419 | 4,129 |
| Natural Resources | 669 | 1,369 | 60 | 34 | 25 | 17 | 754 | 1,421 |
| Food, Beverages & Personal Care | 565 | 672 | 363 | 438 | 157 | 122 | 1,085 | 1,233 |
| Transportation & Logistics | 437 | 367 | 69 | 165 | 65 | 51 | 572 | 583 |
| Services | 101 | 119 | 415 | 448 | 66 | 61 | 582 | 628 |
| Real Estate | 592 | 172 | 398 | 486 | 64 | 54 | 1,053 | 712 |
| General Industries | 111 | 114 | 270 | 268 | 115 | 100 | 497 | 482 |
| Builders & Contractors | 124 | 139 | 291 | 244 | 162 | 110 | 577 | 493 |
| Retail | 207 | 98 | 121 | 107 | 67 | 39 | 395 | 244 |
| Utilities | 331 | 387 | 12 | 7 | 6 | 7 | 348 | 401 |
| Chemicals, Health & Pharmaceuticals | 101 | 175 | 97 | 115 | 35 | 20 | 233 | 310 |
| Telecom | 378 | 288 | 9 | 12 | 3 | 3 | 390 | 303 |
| Other | 412 | 440 | 270 | 260 | 66 | 52 | 748 | 753 |
| **Total** | **4,034** | **4,340** | **4,583** | **4,759** | **3,036** | **2,592** | **11,653** | **11,691** |

1 Based on lending and investment outstandings.

## Non-performing loans: outstandings by economic sectors and geographical area (*)

| in € million | Region | | | | | | | | | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Industry** | Netherlands | Belgium | Germany | Poland | Spain | United Kingdom | France | Luxembourg | Rest of Europe | America | Asia | Australia | Africa | 2023 |
| Private Individuals | 609 | 1,535 | 885 | 225 | 235 | 3 | 8 | 45 | 489 | 2 | 2 | 380 | 1 | 4,419 |
| Natural Resources | 30 | 60 | 1 | 23 | | | | 55 | 164 | 31 | 369 | | 20 | 754 |
| Food, Beverages & Personal Care | 281 | 157 | 1 | 131 | | 139 | 7 | | 158 | 82 | 128 | | | 1,085 |
| Transportation & Logistics | 110 | 50 | 2 | 51 | 47 | 20 | | 1 | 168 | 49 | 1 | 2 | 72 | 572 |
| Services | 121 | 342 | 2 | 55 | 2 | | 3 | 8 | 13 | 37 | | | | 582 |
| Real Estate | 40 | 297 | 53 | 55 | 9 | | 36 | 16 | 7 | 519 | | 21 | | 1,053 |
| General Industries | 145 | 127 | 49 | 99 | | | 2 | 7 | 24 | 42 | | | | 497 |
| Builders & Contractors | 113 | 181 | 2 | 135 | | | | 22 | 91 | 32 | | | | 577 |
| Retail | 51 | 82 | 36 | 52 | | | 2 | | 14 | 149 | 7 | | | 395 |
| Utilities | 14 | 5 | | 21 | | | | | 18 | 153 | 138 | | | 348 |
| Chemicals, Health & Pharmaceuticals | 31 | 77 | 13 | 25 | | | 64 | | 11 | 12 | | | | 233 |
| Telecom | 12 | 1 | 28 | 3 | | | | | 13 | 56 | 277 | | | 390 |
| Other | 28 | 239 | 42 | 55 | | 2 | 1 | 6 | 23 | 46 | 128 | | 179 | 748 |
| **Total** | **1,586** | **3,153** | **1,114** | **929** | **293** | **165** | **124** | **162** | **1,193** | **1,210** | **1,050** | **403** | **272** | **11,653** |

## Non-performing Loans: outstandings by economic sectors and geographical area (*)

| in € million | Region | | | | | | | | | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Industry** | Netherlands | Belgium | Germany | Poland | Spain | United Kingdom | France | Luxembourg | Rest of Europe | America | Asia | Australia | Africa | 2022 |
| Private Individuals | 574 | 1,538 | 739 | 185 | 194 | 4 | 11 | 36 | 470 | 3 | 4 | 370 | 1 | 4,129 |
| Natural Resources | 57 | 33 | | 14 | | | | 53 | 432 | 77 | 649 | 85 | 21 | 1,421 |
| Food, Beverages & Personal Care | 310 | 179 | 24 | 109 | | 173 | 7 | | 228 | 77 | 126 | | | 1,233 |
| Transportation & Logistics | 232 | 58 | 1 | 36 | 47 | 20 | | 2 | 154 | 24 | 7 | 1 | | 583 |
| Services | 136 | 375 | 2 | 43 | 5 | | 3 | 2 | 21 | 40 | | | | 628 |
| Real Estate | 89 | 376 | | 54 | | 84 | 25 | 19 | 7 | 47 | | 11 | | 712 |
| General Industries | 127 | 142 | 17 | 78 | | | 31 | 2 | 26 | 58 | | | | 482 |
| Builders & Contractors | 65 | 187 | 2 | 86 | | | | 20 | 101 | 32 | | | | 493 |
| Retail | 31 | 85 | 38 | 26 | | | 18 | 1 | 13 | 22 | 7 | 2 | | 244 |
| Utilities | 6 | 6 | 26 | 23 | | | | | 17 | 194 | 129 | | | 401 |
| Chemicals, Health & Pharmaceuticals | 51 | 100 | 2 | 15 | | 14 | 100 | | 28 | | | | | 310 |
| Telecom | 24 | 1 | | 3 | | | | | | 5 | 270 | | | 303 |
| Other | 40 | 232 | 48 | 38 | | 50 | | 10 | 79 | 75 | 130 | | 51 | 753 |
| **Total** | **1,742** | **3,312** | **899** | **710** | **246** | **344** | **196** | **145** | **1,578** | **654** | **1,324** | **470** | **72** | **11,691** |

In 2023, the NPL portfolio stayed relatively flat at €11.7 billion. An increase in Challengers & Growth retail (+ €0.4 billion) was offset by decreases in Wholesale Banking (-€0.3 billion) and Retail Benelux (-€0.2 billion). The increase in Challengers & Growth Markets was mainly witnessed in private individuals. In Wholesale Banking, the decrease in the Natural Resources sector was partially compensated by an increase in Real Estate sector, especially in the Americas. The top three countries by NPL outstanding are Belgium, the Netherlands and the Americas.

## Loan loss provisioning (*)

ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments, financial- and non-financial guarantees issued.

ING distinguishes between two types of calculation methods for credit loss allowances:

- Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million;
- Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.

## IFRS 9 models (*)

ING's IFRS 9 models leverage on the internal rating-based (IRB) models (PD, LGD, EAD), which include certain required conservatism. To include IFRS 9 requirements, such regulatory conservatism is removed from the ECL parameters (PD, LGD and EAD). The IFRS 9 models apply two other types of adjustments to the IRB ECL parameters: (i) to the economic outlook and (ii) for Stage 2 and Stage 3 assets only, to the lifetime horizon. The IFRS 9 model parameters are estimated based on statistical techniques and supported by expert judgement.

ING has aligned the definition of default for regulatory purposes with the definition of 'credit-impaired' financial assets under IFRS 9 (Stage 3). ING has also aligned its definition of default between IFRS9 and the regulatory technical standards (RTS) and EBA guidelines. More information can be found in section 1.5.6 of the consolidated financial statements.

## Climate and environmental risks in IFRS 9 models (*)

Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due on existing lending contracts. These may also lead to depreciation/ erosion of collateral values which would translate into higher credit losses and loan-to-value ratios in the lending portfolio of ING.

At this point in time it is not yet possible to incorporate climate risk separately into IFRS 9 ECL models given the lack of sufficient empirical historical data and data limitations in the risk assessments on client level.

Where climate and environmental factors have impacted the economy in the recent past or present, these impacts will currently be implicitly embedded in ING's IFRS9 ECL models through the projected macroeconomic indicators (e.g. indirectly via GDP growth and unemployment rates). We note however that our ECL models are primarily sensitive to the short-term economic outlook as we use a three-year time horizon for macroeconomic outlook, after which a mean reversion approach is applied.

With regard to our evaluation of climate-related matters, where such events have already occurred (e.g. floods, stranded assets etc.), the impact of such events is individually assessed in the calculation of Stage 3 Individual provisions or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.

Over the near-term time horizon, ING plans to continue to refine its methodologies to evaluate climate risks. ING is working on putting into practice quantitative methodologies for climate and environmental (C&E) risk identification, materiality assessment and risk appetite setting. Refer to ESG risk paragraph for further details on ESG risk management. Going forward, ING aims to continue to close the gaps on climate risk data, which will enable us to embed climate risks eventually into the IFRS 9 ECL models.

**Reconciliation gross carrying amount (IFRS 9 eligible) and statement of financial position**

| in € million | 2023 | | | | | | | 2022 | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross carrying amount | Loan Loss Provisions | Cash and on-demand bank positions | Reverse repurchase transactions | Cash collateral | Other | Statement of financial position | Gross carrying amount | Loan Loss Provisions | Cash and on-demand bank positions | Reverse repurchase transactions | Cash collateral | Other | Statement of financial position |
| Amounts held at central banks | 90,602 | -5 | -794 | | | 410 | 90,214 | 88,349 | -12 | -1,170 | | | 448 | 87,614 |
| Loans and advances to banks | 5,835 | -30 | 2,381 | 5,251 | 3,063 | 209 | 16,709 | 8,796 | -37 | 2,851 | 19,395 | 3,679 | 420 | 35,104 |
| Financial instruments FVOCI loans | 983 | -8 | | | | -24 | 951 | 640 | -1 | | | | 4 | 643 |
| Financial Instruments FVOCI debt securities | 38,323 | -13 | | | | -30 | 38,281 | 28,752 | -21 | | | | 364 | 29,095 |
| Securities at amortised cost | 48,770 | -22 | | | | -435 | 48,313 | 48,372 | -17 | | | | -195 | 48,160 |
| Loans and advances to customers | 647,875 | -5,621 | | 499 | 3,914 | -4,265 | 642,402 | 642,678 | -5,984 | | 1,306 | 4,176 | -6,671 | 635,506 |
| **Total on-balance (IFRS 9 eligible)** | **832,388** | **-5,697** | **1,587** | **5,750** | **6,978** | **-4,136** | **836,869** | **817,587** | **-6,072** | **1,681** | **20,701** | **7,855** | **-5,630** | **836,122** |
| Guarantees and irrevocable facilities (IFRS 9 eligible) | 192,655 | -142 | | | | | | 150,068 | -29 | | | | | |
| Total gross carrying amount (IFRS 9 eligible) | 1,025,043 | -5,839 | | | | | | 967,655 | -6,101 | | | | | |

This table presents the reconciliation between the statement of financial position and the gross carrying amounts used for calculating the expected credit losses. No expected credit loss is calculated for cash, on-demand bank positions, reverse repurchase transactions, cash collateral received in respect of derivatives and other. Therefore these amounts are not included in the total gross carrying amount (IFRS 9 eligible). Other includes value adjustments on hedged items, deferred acquisition costs on residential mortgages and a receivable which is offset against a liquidity facility.

ING Group changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights (such as performance and other non-financial guarantees as well as letters of credit) from IAS 37 principles to loan commitment accounting under IFRS 9. The re-scoping was triggered by the introduction of IFRS 17 insurance contracts and results in reliable and more relevant information. The off-balance-sheet IFRS 9 eligible guarantees and irrevocable facilities of 31 December 2022 have not been restated to conform to current year presentation.

## Portfolio quality (*)

The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage 1 portfolio represents 91.5% (2022: 91.5%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 7.4% (2022: 7.3%) and Stage 3 makes up 1.2% (2022: 1.2%) of the total gross carrying amounts, respectively.

## Gross carrying amount per IFRS 9 stage and rating class (*)[1,2,3]

in € million
2023

| Rating class | | 12-month ECL (Stage 1) | | Lifetime ECL not credit impaired (Stage 2) | | Lifetime ECL credit impaired (Stage 3) | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions |
| Investment grade | 1 (AAA) | 87,071 | 1 | 439 | | | | 87,510 | 1 |
| | 2-4 (AA) | 132,159 | 8 | 2,553 | 2 | | | 134,711 | 9 |
| | 5-7 (A) | 231,018 | 24 | 6,188 | 6 | | | 237,206 | 30 |
| | 8-10 (BBB) | 302,967 | 85 | 17,004 | 24 | | | 319,971 | 108 |
| Non-Investment grade | 11-13 (BB) | 157,387 | 226 | 19,273 | 93 | | | 176,661 | 319 |
| | 14-16 (B) | 26,414 | 164 | 19,336 | 455 | | | 45,750 | 618 |
| | 17 (CCC) | 617 | 10 | 4,125 | 233 | | | 4,742 | 242 |
| Performing Restructuring | 18 (CC) | | | 4,617 | 402 | | | 4,617 | 402 |
| | 19 (C) | | | 1,919 | 221 | | | 1,919 | 221 |
| Non-performing loans | 20-22 (D) | | | | | 11,956 | 3,887 | 11,956 | 3,887 |
| **Total** | | **937,633** | **517** | **75,454** | **1,435** | **11,956** | **3,887** | **1,025,043** | **5,839** |

1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€151 billion) and other positions (€9 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€67 billion, mainly pre-settlement exposures) included in credit outstandings but not in the gross carrying amounts.
2 Includes impact from change in accounting policy as disclosed in table Changes in gross carrying amounts and loan loss provisions.
3 Stage 3 lifetime credit impaired provision includes €11 million on purchased or originated credit impaired.

## Gross carrying amount per IFRS 9 stage and rating class (*)[1,2]

in € million
2022

| Rating class | | 12-month ECL (Stage 1) | | Lifetime ECL not credit impaired (Stage 2) | | Lifetime ECL credit impaired (Stage 3) | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross Carrying Amount | Provisions | Gross carrying amount | Provisions |
| Investment grade | 1 (AAA) | 100,885 | 2 | 284 | | | | 101,169 | 2 |
| | 2-4 (AA) | 98,181 | 5 | 2,493 | 1 | | | 100,675 | 6 |
| | 5-7 (A) | 177,617 | 23 | 4,596 | 4 | | | 182,214 | 27 |
| | 8-10 (BBB) | 321,308 | 98 | 14,714 | 29 | | | 336,023 | 127 |
| Non-investment grade | 11-13 (BB) | 155,910 | 277 | 17,365 | 91 | | | 173,275 | 368 |
| | 14-16 (B) | 23,649 | 168 | 19,386 | 471 | | | 43,035 | 639 |
| | 17 (CCC) | 7,671 | 8 | 4,572 | 194 | | | 12,244 | 202 |
| Performing Restructuring | 18 (CC) | | | 5,198 | 595 | | | 5,198 | 595 |
| | 19 (C) | | | 2,116 | 293 | | | 2,116 | 293 |
| Non-performing loans | 20-22 (D) | | | | | 11,708 | 3,841 | 11,708 | 3,841 |
| **Total** | | **885,222** | **581** | **70,725** | **1,679** | **11,708** | **3,841** | **967,655** | **6,101** |

1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€150.1 billion) and other positions (€4.4 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€116.1 billion, mainly guarantees, letters of credit and pre-settlement exposures) included in credit outstandings but not in the gross carrying amounts.
2 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total IAS 37 provisions (€109 million) are excluded.

## Changes in gross carrying amounts and loan loss provisions (*)

The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.

The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.

Please note the following comments with respect to the movements observed in the table below:

- The opening balance is impacted by a change in accounting policy following the adoption of IFRS 17, more specifically for loans with death waivers that no longer meet the 'solely payments of principal and interest' (SPPI) criterion (€-55 million loan loss provisions impact) which are no longer recorded at amortised cost, and a change in policy for non-financial guarantees that are subject to contractual indemnification rights which led to a reclassification of the existing IAS 37 provision (€109 million loan loss provisions impact) and a remeasurement of these non-financial guarantees (€42 million loan loss provisions impact). Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
- Stage 3 gross carrying amount increased slightly to €12.0 billion as at 31 December 2023, as new inflow into NPL (credit impaired) in 2023 was only partly offset by repayments, derecognitions and write-offs. Stage 3 provisions remained more or less flat at €3.9 billion.
- Stage 2 gross carrying amount increased by €0.1 billion from €75.4 billion (after changes in accounting policies) as at 31 December 2022 to €75.5 billion as at 31 December 2023. An increase of Stage 2 exposure, driven by the implementation of an updated methodology for interest-only mortgages in the Netherlands, was offset by outflow due to improved macro economic outlook, decrease of exposure due to sales and repayments (including Russian exposure), forborne customers returning to Stage 1 after the probation period has ended and other improved risk drivers. As a result, Stage 2 provisions also decreased by €0.3 billion to €1.4 billion as of 31 December 2023.

**Changes in gross carrying amounts and loan loss provisions (*)[1, 2]**

| in € million | 12-month ECL (Stage 1) | | Lifetime ECL not credit impaired (Stage 2) | | Lifetime ECL credit impaired (Stage 3) | | Total | |
|---|---|---|---|---|---|---|---|---|
| 2023 | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions |
| **Opening balance** | **885,222** | **581** | **70,725** | **1,679** | **11,708** | **3,841** | **967,655** | **6,101** |
| Impact of changes in accounting policies | 37,078 | 9 | 4,704 | 13 | 158 | 73 | 41,939 | 95 |
| **Adjusted opening balance** | **922,300** | **590** | **75,429** | **1,692** | **11,866** | **3,914** | **1,009,595** | **6,196** |
| Transfer into 12-month ECL (Stage 1) | 11,832 | 28 | -11,583 | -239 | -249 | -36 | | -247 |
| Transfer into lifetime ECL not credit impaired (Stage 2) | -29,470 | -67 | 30,185 | 449 | -716 | -105 | | 277 |
| Transfer into lifetime ECL credit impaired (Stage 3) | -2,053 | -10 | -1,775 | -115 | 3,828 | 978 | | 853 |
| Net remeasurement of loan loss provisions | | -149 | | -94 | | 59 | | -184 |
| New financial assets originated or purchased | 195,775 | 204 | | | | | 195,775 | 204 |
| Financial assets that have been derecognised | -121,991 | -72 | -14,239 | -215 | -1,475 | -266 | -137,705 | -553 |
| Net drawdowns and repayments | -38,758 | | -2,525 | | -229 | | -41,511 | |
| Changes in models/risk parameters | | 8 | | 10 | | 84 | | 102 |
| **Increase in loan loss provisions** | | **-58** | | **-204** | | **714** | | **452** |
| Write-offs | -3 | -3 | -38 | -38 | -1,070 | -1,070 | -1,111 | -1,111 |
| Recoveries of amounts previously written off | | | | | | 71 | | 71 |
| Foreign exchange and other movements | | -12 | | -15 | | 258 | | 231 |
| **Closing balance** | **937,633** | **517** | **75,454** | **1,435** | **11,956** | **3,887** | **1,025,043** | **5,839** |

1 Stage 3 lifetime credit impaired provision includes €11 million on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €520 million of which €483 million related to IFRS 9 eligible financial assets, -€31 million related to non-credit replacement guarantees and €68 million to modification gains and losses on restructured financial assets.

| Changes in gross carrying amounts and loan loss provisions (*)[1,2] | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| in € million | 12-month ECL (Stage 1) | | Lifetime ECL not credit impaired (Stage 2) | | Lifetime ECL credit impaired (Stage 3) | | Total | |
| 2022 | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions | Gross carrying amount | Provisions |
| **Opening balance** | **890,386** | **501** | **49,476** | **1,016** | **12,072** | **3,851** | **951,934** | **5,368** |
| Transfer into 12-month ECL (Stage 1) | 8,513 | 21 | -8,105 | -142 | -408 | -47 | | -168 |
| Transfer into lifetime ECL not credit impaired (Stage 2) | -42,439 | -76 | 43,222 | 730 | -784 | -90 | | 564 |
| Transfer into lifetime ECL credit impaired (Stage 3) | -3,524 | -8 | -1,216 | -82 | 4,740 | 1,234 | | 1,144 |
| Net remeasurement of loan loss provisions | | 8 | | 223 | | 199 | | 430 |
| New financial assets originated or purchased | 248,443 | 228 | | | | | 248,443 | 228 |
| Financial assets that have been derecognised | -138,250 | -70 | -11,312 | -94 | -2,805 | -215 | -152,366 | -379 |
| Net drawdowns and repayments | -77,907 | | -1,340 | | 21 | | -79,226 | |
| Changes in models/risk parameters | | -8 | | 13 | | 25 | | 30 |
| **Increase in loan loss provisions** | | **95** | | **648** | | **1,106** | | **1,849** |
| Write-offs | | | | -1 | -1,129 | -1,129 | -1,129 | -1,130 |
| Recoveries of amounts previously written off | | | | | | 71 | | 71 |
| Foreign exchange and other movements | | -15 | | 16 | | -58 | | -57 |
| **Closing balance** | **885,222** | **581** | **70,725** | **1,679** | **11,708** | **3,841** | **967,655** | **6,101** |

1 Stage 3 Lifetime credit impaired provision includes €7 million on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €1.861 million of which €1.850 million related to IFRS 9 eligible financial assets, -€3 million related to non-credit replacement guarantees and €14 million to modification gains and losses on restructured financial assets.

**Exposure per stage, coverage ratio and stage ratios [2]**

| in € million | | | 2023 | | | 2022 |
|---|---|---|---|---|---|---|
| **Balance sheet** | **Gross carrying amount** | **Loan loss provisions** | **Stage Ratio** | **Gross carrying amount** | **Loan loss provisions** | **Stage ratio** |
| **Loans and advances to banks (including central banks)** | **96,436** | **34** | | **97,146** | **49** | |
| Stage 1 | 95,935 | 4 | 99% | 95,788 | 9 | 99% |
| Stage 2 | 494 | 17 | 1% | 1,339 | 20 | 1% |
| Stage 3 | 6 | 13 | % | 20 | 20 | % |
| | | | | | | |
| **Loans and advances to customers** | **647,876** | **5,621** | | **643,317** | **5,984** | |
| of which: Residential mortgages | 331,467 | 821 | | 326,928 | 677 | |
| Stage 1 | 306,192 | 97 | 92% | 312,165 | 75 | 95% |
| Stage 2 | 22,167 | 252 | 7% | 11,877 | 176 | 4% |
| Stage 3 | 3,108 | 472 | 1% | 2,886 | 426 | 1% |
| Of which: Consumer lending (excl. Residential mortgages) | 25,954 | 1,004 | | 26,348 | 990 | |
| Stage 1 | 22,081 | 177 | 85% | 23,101 | 184 | 88% |
| Stage 2 | 2,743 | 198 | 11% | 2,145 | 223 | 8% |
| Stage 3 | 1,131 | 629 | 4% | 1,102 | 583 | 4% |
| Of which: loans to public authorities | 19,068 | 11 | | 17,272 | 17 | |
| Stage 1 | 18,083 | 4 | 95% | 15,977 | 4 | 93% |
| Stage 2 | 691 | 2 | 4% | 1,120 | 7 | 6% |
| Stage 3 | 294 | 5 | 2% | 175 | 6 | 1% |
| Of which: Corporate lending | 271,387 | 3,785 | | 272,769 | 4,300 | |
| Stage 1 | 232,401 | 185 | 86% | 227,167 | 279 | 83% |
| Stage 2 | 32,178 | 921 | 12% | 38,497 | 1,225 | 14% |
| Stage 3 | 6,808 | 2,679 | 3% | 7,105 | 2,795 | 3% |
| | | | | | | |
| **Other IFRS 9 eligible financial Instruments [1]** | **280,731** | **184** | | **227,192** | **67** | |
| Stage 1 | 262,941 | 50 | 94% | 211,025 | 29 | 93% |
| Stage 2 | 17,181 | 46 | 6% | 15,746 | 27 | 7% |
| Stage 3 | 609 | 88 | 0.0% | 421 | 11 | 0.2% |
| | | | | | | |
| **Total gross carrying amount (IFRS 9 eligible)** | **1,025,043** | **5,839** | | **967,655** | **6,101** | |

1 Includes off-balance sheet IFRS 9 eligible guarantees and irrevocable facilities. The comparatives (2022) were not adjusted for changes in accounting policies. Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
2 The exposure classification to residential mortgages, consumer lending and corporate lending is aligned to the regulatory definition.

## Modification of financial assets (*)

The table below provides the following information:

- Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL.
- Financial assets that were reclassified to stage 1 during the period.

| Financial assets modified (*) | | |
|---|---|---|
| in € million | 2023 | 2022 |
| **Financial assets modified during the period** | | |
| Amortised cost before modification | 1,565 | 1,304 |
| Net modification results | -75 | -124 |
| | | |
| **Financial assets modified since initial recognition** | | |
| Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period | 2,599 | 2,382 |

## Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)

### Methodology (*)

Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.

The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING's reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.

#### Baseline scenario (*)

As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and - for some countries - unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view it can be considered as free from any bias.

The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels of ING experts. The first panel consists of (economic) experts from Global Markets Research, risk and modelling, while the second panel consists of relevant senior managers in ING.

#### Alternative scenarios and probability weights (*)

Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider.

To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so called forecast errors) of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.

For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.

## Macroeconomic scenarios applied (*)

The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.

**Baseline assumptions (*)**
The general picture that the consensus conveys is that global economic growth is going through a weak spell. Inflation has been coming down as energy prices have moderated, demand has weakened and pandemic-related supply problems have eased. Higher interest rates play their part in slowing demand. Although central banks could well be done with hiking interest rates - as inflation continues to fall - the lagged impact of past monetary tightening is still feeding through to the real economy. This is expected to cause GDP growth to come in even weaker in 2024, but pickup thereafter as the negative effects from tight monetary policy and high inflation fade. The high-interest rate environment is currently causing corrections in house prices, especially in markets where prices surged during the pandemic. Housing market corrections are assumed to gradually decrease in strength.

The December 2023 consensus expects global output (as measured by the weighted average GDP growth rate of ING's 25 main markets) to slow from 2.6 percent in 2022, to 2.4 percent in 2023 and 1.8 percent in 2024. For 2025-2026, economic growth is expected to pick up again to 2.3 percent and 2.4 percent.

The US economy outperformed expectations in 2023, driven by strong consumer spending and fiscal support. Still, headwinds have been building up, in part driven by the much higher interest rates currently experienced. While an outright recession is not expected, the consensus does foresee a marked slowdown in economic activity in the US in 2024. After this, the US economy is expected to gather strength again in 2025. The consensus expects the growth rate of the US economy to fall from 2.2 percent in 2023 to 0.9 percent in 2024 and to recover to 2 percent on average in 2025-2026.

The eurozone economy is facing broad stagnation as it deals with the impact of the war in Ukraine, energy crisis, and higher interest rates. While inflation is coming down, the impact of last year's purchasing power shock is still being felt. Monetary tightening works with a lag, which will still affect economic activity next year. Overall, the eurozone economy is forecasted to have grown by just 0.5 percent in 2023, but Germany has gone through recession reflecting its large (energy-intensive) manufacturing sector, and exposure to a disappointing Chinese economy. For next year, the recovery is expected to be very modest as consensus expects the eurozone to grow by only 0.8 percent in 2024, before recovering to 1.4 percent on average in 2025-2026.

Elsewhere in Europe, the outlook is mixed. In Poland, after an expected 0.4 percent growth in 2023, the economy is expected to recover by 2.5 percent in 2024 led by household consumption growth. Wage growth is set to remain strong while inflation has subsided substantially. The consensus expectation for Türkiye is to see growth slow substantially in 2024 with unemployment remaining around 10 percent for the foreseeable future. The consensus sees economic growth in Türkiye slowing from 3.5 percent in 2023, to 2.1 percent in 2024 and increasing again to 3.3 percent on average in 2025-2026. The Russian economy has started to recover from the 2022 recession, but growth is set to moderate after 1.7 percent in 2023 to 1.2 percent on average in 2024-2026.

2023 was supposed to be the year of a strong reopening for China, but growth did not meet expectations. Weak global demand for goods has resulted in a weaker than expected industrial performance and the real estate sector continues to be a source of concern. For the 2024-2026 period, economic growth is expected to come in at only 4.2 percent despite increased stimulus.

The global economic slowdown and tighter monetary policy continue to weigh on economic growth in Australia. After growing by 1.7 percent in 2023, the outlook sees a growth rate of 1.3 percent for 2024 and some pick-up to 2.4 percent and 2.5 percent for 2025-2026. Unemployment is expected to run up a little more, from 4.1 percent in 2023 to 4.4 percent, but decrease again thereafter.

When compared to the December 2022 consensus forecast, used for the 2022 Annual Report, the December 2023 forecast assumes somewhat better economic circumstances in 2023 but weaker for 2024. The forecast assumes to have Global GDP increased by 2.4 percent in 2023 (compared to 1.3 percent assumed before) and is expected to grow by 1.8 percent in 2024 (2.4 percent assumed before). The upgrade for 2023 reflects the better than expected economic performance of the US and eurozone as a recession on the back of the energy crisis was avoided, while the downgrade for 2024 reflects the impact of substantial monetary tightening.

**Alternative scenarios and risks (*)**
Because of the possible consequences of geopolitical risks, uncertainty surrounding the forecasts was higher in 2022. During 2023, the uncertainty level around the forecasts gradually decreased. To take this into account, ING applies normal levels of dispersion in the alternative scenarios used for year-end 2023 provisioning. For year-end 2022 half-widened dispersion levels were used, by which the near-term dispersion of the forward-looking distributions (from which the alternative scenarios are derived) was larger than in normal times.

The baseline scenario assumes a further easing of inflation in 2024 and relatively resilient labour markets. However, a longer period of weakness, due to even more concerning geopolitical tensions, persistent elevated inflation and a slowdown in China could lead to a more protracted and deeper economic slowdown. As such, the balance of risks to the baseline outlook is negative and the alternative scenarios have a downward skew in line with the outcomes of the Global Risk Survey from a leading third-party service provider. The downward skew remained stable compared to what has been applied for year-end 2022, continuing to reflect risks related to possible escalation of geopolitical tensions, a prolonged surge in inflation and tightening monetary policy.

The downside scenario, though technical in nature, sees for most countries a recession in 2024. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario captures a possible escalation of geopolitical tensions, a prolonged surge in inflation and further slowing in China.

The upside scenario – while equally technical in nature – reflects the possibility of a better economic outturn if consumers spend more of their excess savings, geopolitical risks subside and China stimulus works out more strongly than expected.

## Management adjustments applied this year (*)

In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models.

ING has internal governance frameworks and controls in place to assess the appropriateness of all management adjustments, involving first- and second lines of defence.

| Management adjustments to ECL models (*) | | |
|---|---|---|
| in € million | 2023 | 2022 |
| Economic sector based adjustments | 36 | 71 |
| Inflation and interest rate increases / second-order impact adjustments | 351 | 334 |
| Mortgage portfolio adjustments | 126 | 105 |
| Other post model adjustments | 64 | -57 |
| **Total management adjustments** | **577** | **453** |

The economic sector-based adjustments of €36 million as of 31 December 2023 (€71 million as at 31 December 2022) fully relates to Business Banking clients that have benefited from Covid-19-related government support programmes in the Netherlands. In line with 2022, it became clearer during 2023 that the Covid-19 pandemic had less impact than expected on the number of defaults in related sectors with relatively high tax debt to be repaid; the economic sector-based management adjustment has therefore been partially released. The remaining management adjustment is related to sectors with relatively high tax debt to be repaid and is expected to materialise with delayed effect. The €10 million adjustment on the livestock farming sector in the Netherlands that was also included in December 2022, related to nitrogen reduction targets has been fully released following improved risk metrics.

ING has performed further assessment for both WB and Retail Banking on the impact of second-order effects. The second-order adjustments as at December 2022 captured a wider range of indirect effects such as supply chain issues, staffing shortages and high energy prices. In 2023, the risks from high inflation and rapidly increasing interest rates became more apparent compared to other indirect effects, causing a shift in focus of this adjustment. This resulted in an overall adjustment for inflation and interest rate increases of €351 million in total as at 31 December 2023, of which €138 million (31 December 2022: €164 million) relates to Retail Banking segments and €213 million (31 December 2022: €170 million) to the Wholesale Banking segment.

As the credit risk models in Retail Banking generally assume that inflation and interest rate increases risks materialise via other risk drivers such as GDP and unemployment rates with a delay, an overlay approach was determined. The methodology considers debt-to-income ratios and the percentage of loans that are expected to reprice within one year to timely estimate the expected credit losses related to reduced repayment capacity and affordability for private individuals and business clients in the Retail Banking segment.

In Wholesale Banking, the IFRS 9 credit risk models mostly leverage on GDP growth as a generic macroeconomic variable. High inflation and rapidly increasing interest rates however trigger economic heterogeneity (i.e. some businesses benefit, while others suffer), as such the current circumstances are expected to cause more defaults than normally predicted using GDP growth. A sector-based heatmap approach was used to adjust the probability of default for clients in sectors that are expected to be significantly impacted by high inflation and increased interest rates, including refinancing risk. The adjustment is predominantly visible in the commercial real estate sector and reflected in Stage 1 and Stage 2.

The overall mortgage portfolio adjustment as at 31 December 2023 increased to €126 million (31 December 2022: €105 million), as an adjustment of €115 million has been recognised in 2023 following new insights from a risk segmentation model that captures affordability, repayment and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.

The mortgage portfolio adjustment that relates to significant increase of house prices was reduced to €11 million as at 31 December 2023, coming from €105 million as at December 2022. This decrease is reflecting the decline in house prices in various countries, subsequent materialisation into increased model-based ECL as well as an improved market outlook on the recovery value of residential real estate. ING still recognises a management adjustment related to house prices in Stage 2 and Stage 3 on the mortgage portfolios in Germany to maintain an appropriate level of ECL. The management adjustments are determined by calculating the impact of lower house prices on loan-to-value (LTV) and loss given default (LGD).

Other post-model adjustments (PMAs) mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet; the impact on total ECL can be positive or negative. These can result from both regular model maintenance and ING's multi-year programme to update ECL models for the definition of default. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to the previous reporting date is due to i) released PMAs because of model updates that have been implemented, and ii) new PMAs recognised for new redevelopments and recalibrations.

## Analysis on sensitivity (*)

The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING and for Wholesale Banking the US is the most significant in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year. ING also observes that, in general, the WB business is more sensitive to the impact of forward-looking macroeconomic scenarios.

The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.

In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.

**Sensitivity analysis as at December 2023 (*)**

| | | 2024 | 2025 | 2026 | Un-weighted ECL (€ mln) | Probability-weighting | Reportable ECL (€ mln)[1] |
|---|---|---|---|---|---|---|---|
| **Netherlands** Upside scenario | Real GDP | 1.3 | 3.3 | 2.8 | | | |
| | Unemployment | 3.7 | 3.3 | 3.3 | 214 | 20% | |
| | HPI | 10.4 | 11.2 | 4.0 | | | |
| Baseline scenario | Real GDP | 0.8 | 1.6 | 1.5 | | | |
| | Unemployment | 4.1 | 4.3 | 4.5 | 282 | 60% | 310 |
| | HPI | 0.9 | 3.0 | 3.9 | | | |
| Downside scenario | Real GDP | -1.7 | -1.2 | 0.1 | | | |
| | Unemployment | 5.9 | 7.2 | 8.1 | 487 | 20% | |
| | HPI | -10.9 | -7.4 | 3.7 | | | |
| **Germany** Upside scenario | Real GDP | 1.4 | 3.1 | 1.6 | | | |
| | Unemployment | 2.6 | 2.0 | 1.7 | 472 | 20% | |
| | HPI | 0.9 | 6.6 | 8.0 | | | |
| Baseline scenario | Real GDP | 0.5 | 1.3 | 1.2 | | | |
| | Unemployment | 3.0 | 3.0 | 3.0 | 513 | 60% | 525 |
| | HPI | -1.4 | 3.4 | 4.5 | | | |
| Downside scenario | Real GDP | -2.4 | -1.4 | 0.3 | | | |
| | Unemployment | 4.5 | 5.2 | 5.5 | 615 | 20% | |
| | HPI | -6.0 | -0.8 | 0.4 | | | |
| **Belgium** Upside scenario | Real GDP | 1.5 | 2.7 | 2.3 | | | |
| | Unemployment | 5.3 | 5.0 | 4.9 | 568 | 20% | |
| | HPI | 1.3 | 5.6 | 4.5 | | | |
| Baseline scenario | Real GDP | 0.9 | 1.5 | 1.8 | | | |
| | Unemployment | 5.6 | 5.5 | 5.4 | 604 | 60% | 619 |
| | HPI | 0.4 | 5.2 | 3.9 | | | |
| Downside scenario | Real GDP | -1.3 | -0.2 | 1.2 | | | |
| | Unemployment | 7.3 | 8.0 | 7.9 | 713 | 20% | |
| | HPI | -2.2 | 3.9 | 2.6 | | | |
| **United States** Upside scenario | Real GDP | 1.8 | 3.2 | 3.4 | | | |
| | Unemployment | 4.1 | 3.3 | 3.1 | 102 | 20% | |
| | HPI | 0.6 | 8.7 | 8.7 | | | |
| Baseline scenario | Real GDP | 0.9 | 1.9 | 2.1 | | | |
| | Unemployment | 4.5 | 4.5 | 4.4 | 144 | 60% | 165 |
| | HPI | -0.7 | 3.5 | 3.3 | | | |
| Downside scenario | Real GDP | -1.3 | -1.4 | -0.1 | | | |
| | Unemployment | 6.6 | 8.2 | 8.8 | 292 | 20% | |
| | HPI | -4.2 | -2.7 | -3.0 | | | |

[1] Excluding management adjustments.

**Sensitivity analysis as at December 2022 (*)**

| | | 2023 | 2024 | 2025 | Un-weighted ECL (€ mln) | Probability-weighting | Reportable ECL (€ mln)[1] |
|---|---|---|---|---|---|---|---|
| **Netherlands** Upside scenario | Real GDP | 2.2 | 2.3 | 2.9 | | | |
| | Unemployment | 4.0 | 3.9 | 3.8 | 274 | 20% | |
| | HPI | 13.0 | 11.8 | 2.5 | | | |
| Baseline scenario | Real GDP | 0.2 | 1.4 | 1.8 | | | |
| | Unemployment | 4.5 | 4.8 | 4.9 | 349 | 60% | 381 |
| | HPI | 3.7 | 3.7 | 2.4 | | | |
| Downside scenario | Real GDP | -4.2 | 0.7 | 0.9 | | | |
| | Unemployment | 6.4 | 7.8 | 8.7 | 583 | 20% | |
| | HPI | -8.0 | -6.5 | 2.2 | | | |
| **Germany** Upside scenario | Real GDP | 1.7 | 2.3 | 1.8 | | | |
| | Unemployment | 2.6 | 2.2 | 1.8 | 606 | 20% | |
| | HPI | 0.6 | 3.9 | 6.2 | | | |
| Baseline scenario | Real GDP | -0.7 | 1.4 | 1.5 | | | |
| | Unemployment | 3.2 | 3.1 | 3.1 | 726 | 60% | 745 |
| | HPI | -1.8 | 0.9 | 2.7 | | | |
| Downside scenario | Real GDP | -4.8 | 0.1 | 1.0 | | | |
| | Unemployment | 4.8 | 5.3 | 5.6 | 942 | 20% | |
| | HPI | -6.2 | -3.3 | -1.4 | | | |
| **Belgium** Upside scenario | Real GDP | 1.7 | 2.1 | 2.1 | | | |
| | Unemployment | 5.5 | 5.5 | 5.3 | 535 | 20% | |
| | HPI | 2.3 | 2.6 | 3.1 | | | |
| Baseline Scenario | Real GDP | 0.0 | 1.6 | 1.8 | | | |
| | Unemployment | 6.1 | 6.3 | 6.1 | 584 | 60% | 596 |
| | HPI | 1.4 | 2.2 | 2.5 | | | |
| Downside scenario | Real GDP | -3.2 | 1.0 | 1.5 | | | |
| | Unemployment | 7.5 | 8.5 | 8.4 | 692 | 20% | |
| | HPI | -1.2 | 0.9 | 1.2 | | | |
| **United States** Upside scenario | Real GDP | 3.0 | 1.5 | 3.4 | | | |
| | Unemployment | 3.4 | 2.8 | 2.5 | 100 | 20% | |
| | HPI | 3.7 | 7.4 | 8.1 | | | |
| Baseline Scenario | Real GDP | 0.2 | 1.1 | 2.3 | | | |
| | Unemployment | 4.3 | 4.4 | 3.9 | 188 | 60% | 221 |
| | HPI | 2.5 | 2.2 | 2.8 | | | |
| Downside scenario | Real GDP | -4.1 | 0.2 | 0.6 | | | |
| | Unemployment | 6.4 | 7.7 | 8.2 | 442 | 20% | |
| | HPI | -1.2 | -3.8 | -3.5 | | | |

[1] Excluding management adjustments.

When compared to the sensitivity analysis of 2022, the macroeconomic inputs for 2023 are somewhat more favourable and for 2024 less favourable as the lagged impact of monetary tightening is still feeding through to the real economy. The sensitivities for 2022 contain half-widened dispersion around the upside and downside scenarios, whereas half-widened dispersion was removed for these scenarios for the 2023 sensitivity analysis following a continued decrease in forecast uncertainty.

On a total ING level, the unweighted model ECL for all collective provisioned clients in the upside scenario was €2,510 million, in the baseline scenario €2,802 million, and in the downside scenario €3,668 million. This reconciles as follows to the reported ECLs:

**Reconciliation of reportable collective ECL to total ECL (*)**

| in € million | 2023 | 2022 |
|---|---|---|
| Total reportable collective provisions | 2,856 | 3,209 |
| ECL from individually assessed impairments | 2,406 | 2,439 |
| ECL from management adjustments | 577 | 453 |
| **Total ECL** | **5,839** | **6,101** |

## Criteria for identifying a significant increase in credit risk (SICR) (*)

All assets and off-balance-sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. ING considers the credit risk of an asset to have significantly increased when either a threshold for absolute change in lifetime probability of default (PD) or a relative change in lifetime PD is reached.

It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can also change stages as a result of other triggers, such as having over 30 days arrears, being on a watch list or being forborne. Refer to section 1.5.6 of Note 1 'Basis of preparation and significant accounting policies' for an exhaustive list. Furthermore, this analysis is rudimentary in the sense that other parameters would change when an asset changes stages.

### Absolute lifetime PD threshold

The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The expert-based thresholds for the absolute change in lifetime PD vary between 75bps for Retail portfolios, 100bps for WB and 250bps for SMEs, based on the characteristics of the specific portfolio. ING is in the process of refining the thresholds on a portfolio level. These have already been implemented for part of the portfolio, resulting in calibrated instead of expert-based absolute lifetime PD thresholds.

### Relative lifetime PD threshold

The relative threshold defines a relative increase of the lifetime PD beyond which a given facility is classified in Stage 2 because of significant increase in credit risk. The relative threshold is dependent on the individual PD assigned to each facility at the moment of origination and a scaling factor calibrated in the model development phase that is optimised depending on the observed default rates and overall average riskiness of the portfolio. While the scaling factor is associated with a whole portfolio/segment, the PD at origination is facility-specific and, in this sense, the relative threshold may differ facility by facility.

Ultimately the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk. If the threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.

The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that such facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is relatively sensitive for investment grade assets while the absolute threshold primarily affects non-investment grade assets.

### Average threshold ratio

In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2022 and year-end 2023.

To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

| Quantitative SICR thresholds (*) | | | | |
|---|---|---|---|---|
| | | 2023 | | 2022 |
| Average threshold ratio | Investment grade (rating grade 1-10) | Non-investment grade (rating grade 11-17) | Investment grade (rating grade 1-10) | Non-investment grade (rating grade 11-17) |
| **Asset class category** | | | | |
| Mortgages | 2.5 | 2.3 | 2.7 | 2.3 |
| Consumer lending | 2.9 | 2.1 | 2.8 | 1.8 |
| Business lending | 2.7 | 2.1 | 2.8 | 2.1 |
| Governments and financial institutions | 3.0 | 1.9 | 3.0 | 1.9 |
| Other Wholesale Banking | 2.8 | 1.8 | 2.8 | 1.9 |

As it is apparent from the disclosures above, as per ING's methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.

**Sensitivity of ECL to PD lifetime PD thresholds**

The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the ECL collective-assessment without taking management adjustments into account, is €1,412 million. To demonstrate the sensitivity of the ECL to these PD thresholds bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,054 million and a decrease in the Stage 2 ratio by -0.5 percentage point, while solely applying the downside scenario in our models would result in total model ECL on performing assets of €2,290 million and an increase in the Stage 2 ratio by 3.8 percentage-point.

# Market risk

## Introduction (*)

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices negatively impact the bank's earnings, capital, market value or liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held for the long term (or until maturity) or for the purpose of hedging other banking book positions. The trading book positions are typically held with the intention of short-term trading or to hedge other positions in the trading book. This means that financial instruments in the trading books should be free of trade restrictions. Policies and processes are in place to monitor the inclusion of positions in either the trading or banking book as well as to monitor the transfer of risk between the trading and banking books.

ING recognises the importance of sound market risk management and bases its market risk management framework on the need to identify, assess, control and manage market risks. The approach consists of five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

## Governance (*)

A governance framework has been established defining specific roles and responsibilities of business management units, market risk management units, and internal approval bodies per activity.

Supervision of market risk falls under the responsibility of the EB/MBB and is delegated to the ALCO function, where ALCO Bank is the highest approval authority and sets the market risk appetite. ALCO Bank monitors ING's adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCOs. This ALCO structure facilitates top-down risk management, limit setting, limit monitoring and control of market risk.

FR maintains a limit framework in line with ING's Risk Appetite Framework. The businesses are responsible for adhering to the limits which are reviewed on an annual basis and are ultimately approved by the ALCO Bank. Limit excesses are reported to senior management in line with the ALM Risk Appetite Statement Setting procedure and Market Risk in the Trading Book Framework, upon which the business needs to act accordingly. To adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies.

The organisational structure facilitates top-down risk management by recognising that risk taking and risk management occur to a large extent at the regional/local level. Bottom-up reporting from regional/local units to head office units allows each management level to assess the market risks relevant at the respective levels.

Several committees govern communication between the parties involved in market risk management:

- The Market Risk Model Committee (MRMC), is the dedicated authority for the approval of all funding & liquidity risk, market risk (includes banking and trading risk), counterparty credit risk and business risk models and parameters for ING Bank within its mandate delegated by ALCO Bank.
- The Valuation Model Committee approves pricing models for trading and banking books.

Financial Risk provides risk reporting to the EB and MBB, the ALCO Bank and the senior executive management of related business functions.

The following sections elaborate on the various elements of the risk management framework for:

- Market risk economic capital;
- Market risk in banking books;
- Market risk in trading books.

## Market risk economic capital

Market Risk Economic Capital (MREC) measures the capital ING must hold to protect itself against losses due to market risks. MREC covers the entire balance sheet of ING Group, and includes market risk sub-types such as: interest rate and basis risk, credit spread risk, customer behaviour risk, FX risk, equity risk and commodity risk.

MREC is calculated as the 99.9 percent worst value loss that can be incurred from one-year shocks to the underlying risk drivers. While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits are taken into account as it is not expected that all extreme market movements will appear at the same moment.

## Market risk in banking books (*)

ING makes a distinction between the trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, Group Treasury exposures, and from the investment of our own funds (core capital). Both the commercial products and the products used to hedge related market risk exposures are intended to be held until maturity, or at least for the long term.

## Risk transfer (*)

Market risks in the banking book are managed via the risk transfer process. In this process the interest rate, FX, funding and liquidity risks are transferred from the commercial books through matched funding or replication to Group Treasury, where centrally managed. The scheme below presents the transfer and management process of market risks in the banking books.


Risk transfer
ING
Group Treasury
FX, interest and liquidity risk
Equity and structural FX risks
Retail Banking
Wholesale Banking
Model risk (replication, Prepayments)
Model risk (replication, Prepayments)
Risk transfer to Group Treasury
Risk transfer to Group Treasury
Real estate Price risk

## Risk measurement (*)

The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.

### Interest rate risk in banking book (*)

Interest rate risk in the banking book is defined as the exposure of a bank's earnings, capital, and market value to adverse movements in interest rates originated from positions in the banking book.

### Governance (*)

The management of interest rate risk follows the Interest Rate Risk in the Banking Book (IRRBB) framework as approved by ALCO Bank. This framework describes roles, responsibilities, risk metrics, and the policies and procedures related to interest rate risk management. Furthermore, ALCO Bank reviews and sets the risk appetite for interest rate risk on an annual basis. The risk appetite is translated into limits for the interest rate risk metrics.

As a result of this framework, ING centralises interest rate risk management from commercial books (that capture the products sold to clients) to globally managed interest rate risk books. This enables a clear demarcation between commercial business results and results based on unhedged interest rate positions.

ING distinguishes between three types of activities that generate interest rate risk in the banking book:

- Investment of own funds;
- Commercial business;
- Group Treasury exposures including strategic interest rate positions.

Group Treasury is responsible for managing the investment of own funds (core capital). Capital is invested for longer periods to contribute to stable earnings within the risk appetite boundaries set by ALCO Bank. The main objective is to maximise the economic value of the capital investment book while having stable earnings.

Commercial activities can result in linear interest rate risk, for example, tenors and duration of new production and re-pricing of assets differ from those of liabilities. Also, interest rate risk can arise from customer behaviour and/or convexity risk, depending on the nature of the underlying product characteristics.

Customer behaviour risk is defined as the potential future (value) loss due to deviations in the actual behaviour of clients versus the modelled behaviour with respect to the embedded options in commercial products. General sources of customer behaviour risk, among other things, include the state of the economy, competition, changes in regulation, legislation and tax regime, developments in the housing market and interest rate developments.

From an interest rate risk perspective, commercial activities can typically be divided into the following main product types: savings and current accounts (funds entrusted), demand deposits, mortgages and loans.

Savings and demand deposits are generally invested in such a way that both the value is hedged and the sensitivity of the margin to market interest rates is minimised. The contractual nature of investments (assets) implies that the adjustment to market rates (repricing of assets) is not immediate, therefore the interest rate risk can arise with either positive or negative impact on the income. Interest rate risk is modelled based on the stability of deposits and the pass-through rate. This takes account of different elements, such as pricing strategies, volume developments and the level and shape of the yield curve. Savings volumes are typically assumed to be relatively stable and less sensitive to rate changes.

Interest rate risk for mortgages arises due to prepayment or other embedded optionalities. In modelling this risk, both interest-rate-dependent pre-payments and constant prepayments, are considered. Next to a dependence on interest rates, modelled prepayments may include other effects such as loan-to-value, seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options may be considered.

Wholesale Banking loans typically do not experience interest-rate-dependent prepayment behaviour. These portfolios are match-funded taking the constant prepayment model into account and typically do not contain significant convexity risk. Wholesale Banking loans can have an all-in rate floor or a floor on a reference rate.

Customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled, based on extensive research. However, the substantial change in the interest rate environment makes extensive research more challenging than before and may increase model risk. Models are backtested and updated when deemed necessary in an annual procedure. Model parameters and the resulting risk measures are approved by (local) ALCO and are closely monitored on a monthly basis.

Linear risk transfers take place from commercial business books to the treasury book (Group Treasury), if necessary, by using estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business. Risk measurement and the risk transfer process take place at least monthly. However, if deemed necessary, additional risk transfers can take place.

The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is transferred from the commercial books to treasury books using cap/floor contracts and swaptions.

In the following sections, the interest rate risk exposures in the banking books are presented. ING quantifies risk measures from both earnings and value perspectives. Net interest income (NII)-at-Risk is used to provide the earnings perspective and the net present value (NPV)-at-Risk figures provide the value perspective. Please note that the interest rate risk that stems from the commercial business is assumed to be linearly hedged but no additional corrective management actions are taken into account in the NPV-at-Risk measure. In the NII-at-Risk measure, a more dynamic hedging process is taken into account.

During 2023, the following activities related to the risk measurement for IRRBB were performed:

- Annual review of the risk appetite for market risks in the banking book including further enhancements;
- Further assessment and development of sub-risk types, such as tenor basis risk, vega optionality risk and client behaviour risk;
- Set up of standardised risk measurement related to global crisis risk;
- Annual review of the interest rates scenarios used for calculating NII-at-Risk and NPV-at-Risk;
- Annual savings/current account model updates;
- Annual update of parameters of prepayment models for market developments;
- Further enhancement of the IRRBB framework in relation to upcoming regulatory requirements (e.g. anticipation on implementation and measurement of the upcoming regulatory metric NII SOT, development of additional requirements coming forward from latest EBA guidelines);
- Further strengthening of customer behaviour risk and model risk frameworks

### Net interest income (NII) at Risk (*)

The NII-at-Risk measures the impact of changing interest rates on the forecasted net interest income (before tax) of the banking book, excluding the impacts of credit spread sensitivity, fees and fair value impact. Future projected balance sheet developments are included in this risk metric. NII-at-Risk is a metric that helps provide insight as to what extent ING's NII under alternative interest rates developments deviates from what was assumed in our dynamic plan projections.

In its risk management, ING monitors the NII-at-Risk under a three-year timeframe. Interest rates are stressed during the first year versus the prevailing curve, taking gradual changes over the first year. The rate changes considered comprise both upward and downward scenarios, as well as parallel (equal movements across the yield curve) and non-parallel scenarios.

The impact of changing interest rates on ING's NII is predominantly caused by the following factors:

- Change in returns of (re-)investments of client deposits;
- Change in client deposit rates (mainly savings), (partially) tracking changes in market interest rates;

- Change in the amortization profile of mortgages, due to an increase or decrease in expected prepayments;
- Higher/lower returns of (re-)investments of capital investment;
- Open interest rate positions, leading to changes in return because of different market rates;
- Assumed volume development of the balance sheet in line with ING's dynamic plan.

For projecting the change in client deposit rates, ING uses a client rate model that describes the relation to market interest rates and client deposit rates. The model is calibrated under a range of interest rate scenarios. Per scenario the actual change in client deposit rates may deviate from this calibrated model. The actual NII development of customer deposits may, indeed, differ from the provided scenarios, depending on, amongst others, actual interest rate and savings client rate evolution, as well as changes to ING's balance sheet composition such as net deposit growth and relative share of savings deposits and non-remunerated current accounts.

The NII-at-Risk figures in the table below reflect a parallel, linear interest rate movement during a year ('ramped') under the assumption of balance sheet developments in line with the ING's dynamic plan with a time horizon of one year. The majority of the risk comes from fixed-rate positions, most notably non-remunerated current accounts and variable-rate savings accounts.

The NII-at-Risk is primarily driven by the difference in sensitivity of client liabilities, mainly savings, versus the sensitivity of client assets and investments to rate changes. The investment of own funds only impacts the earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the one-year horizon.

**NII-at-Risk banking book per currency - year one (*)**

| in € million | 2023 | | 2022 | |
|---|---|---|---|---|
| | Ramped, unfloored | | Ramped, unfloored | |
| | parallel ▼ | parallel ▲ | parallel ▼ | parallel ▲ |
| **By currency** | | | | |
| Euro | -165 | 155 | -119 | 114 |
| US dollar | -12 | 12 | -1 | 2 |
| Other | -62 | 69 | -23 | 27 |
| **Total** | **-239** | **236** | **-142** | **142** |

EUR ramped (unfloored) is at +/- 110bps in 1 year (2022: +/-100bps)
USD ramped (unfloored) is at +/- 110bps in 1 year (2022: +/-120bps)

The change in NII under a declining and upward interest rate scenarios may not be equal. This is due to different expected reactions in prepayment behaviour of mortgages and different pricing developments of commercial loans and deposits products (mainly savings). This is caused by embedded options, explicit or implicit pricing floors and other (assumed) pricing factors.

## Year-on-year variance analysis (*)

In our customer deposit composition current accounts decreased and term deposits increased. Over 2023 the one-year asset repricing versus liability repricing increased, leading to a higher NII-at-Risk.

In 2023 central banks tightened monetary conditions, a continuation of a trend started in 2022 to counter high inflation. The interest rates, however, stabilised in the second half of the year as inflation started to ease. ING applied a dynamic hedging process, by which interest rate risk was transferred from the business to Group Treasury and subsequently hedged in the markets. This process mitigates interest rate risk resulting in a lower sensitivity for rate changes of ING's NII. However, the main drivers of a potential change of NII sensitivity are balance sheet developments, specifically relating to mortgages, loans and savings. In the eurozone, mortgage production was impacted by an increase in interest rates. Next to the impact on new production, the prepayment incentive generally decreased due to the increase in interest rates. The funds entrusted volume did not change significantly. The impact of explicit and implicit floors on both rates of client assets and savings phased out in the course of the year on the back of the interest rate increases. Pre-existing hedges, as executed by Group Treasury, were also adjusted continuously throughout the year to hedge any interest rate risk coming from higher interest rates. Furthermore, ING's investment of own funds took place against a lower duration reducing sensitivity. Excluding Model Risk, the total NII-at-Risk remains relatively limited in comparison to ING's total interest income.

## Net Present Value (NPV) at Risk (*)

NPV-at-Risk measures the impact of changing interest rates on the value of the positions in the banking book. The NPV-at-Risk is defined as the outcome of an instantaneous increase or decrease in interest rates from applying currency-specific scenarios. The NPV-at-Risk asymmetry between the downward and upward shock is mainly caused by convexity risk in the mortgage and savings portfolio.

The full value impact cannot be directly linked to the financial position or profit or loss account, as fair value movements in banking books are not necessarily reported through the profit or loss account or through other comprehensive income (OCI). The changes in value are expected to materialise over time in the profit and loss account if interest rates develop according to forward rates throughout the remaining maturity of the portfolio. The majority of the risk comes from the investments of own funds and from positions exhibiting negative convexity due to embedded optionality (most notably variable rate savings rate and fixed rate mortgages).

**NPV-at-Risk banking books per currency (*)**

| in € million | 2023 | | 2022 | |
|---|---|---|---|---|
| | unfloored | | unfloored | |
| | parallel ▼ | parallel ▲ | parallel ▼ | parallel ▲ |
| **By currency** | | | | |
| Euro | -291 | -645 | 392 | -926 |
| US dollar | 186 | -178 | 137 | -147 |
| Other | 131 | -146 | 66 | -79 |
| **Total** | **27** | **-969** | **594** | **-1,153** |

EUR ramped (unfloored) is at +/- 110bps (2022: +/-100bps)
USD ramped (unfloored) is at +/- 110bps (2022: +/-120bps)

## Year-on-year variance analysis (*)

The overall NPV sensitivity remained limited in 2023, reflecting of proper risk transfer and hedging process. The worst case scenario, parallel up, remained relatively unchanged. Most of the year-to-year move is coming from mortgages, partly offset by savings and derivatives from hedging activities.

## IBOR transition (*)

In line with the recommendations of the Financial Stability Board, a fundamental review of important interest rates benchmarks has been undertaken. Some interest benchmarks have been reformed, while others have or will be replaced by risk-free rates (RFR) and discontinued. USD LIBOR in its current form ceased on 30 June 2023, whereas the cessation of GBP, CHF, JPY, and EUR LIBOR rates occurred on 31 December 2021.

To support these changes, the financial sector has issued several guidance papers and other initiatives to help phase the transition.

To facilitate the transition away from USD LIBOR, for new USD contracts, ING started using the recommended alternative rates based on SOFR in 2022. Also, during 2022 and 2023, ING sought to ensure that existing loan and derivative contracts were either transitioned to alternative rates or transition arrangements agreed, such as taking steps to ensure a large portion of the derivative portfolio was covered by ISDA fallbacks. Despite extensive and timely communication on the desirability of fully agreeing transition arrangements before 30 June 2023, some clients have agreed to complete the required work before the first interest reset date after cessation. A limited number of clients in restructuring or those subject to sanctions need to rely on existing fallback language or synthetic LIBOR.

Due to the discontinuation of this important rate, ING, its customers, and the financial services industry have faced and continue to face a number of risks. These risks include legal, financial, operational, reputational and conduct risk. Legal risks are related to any required changes to existing transactions. Financial risks may arise due to declining liquidity and may impact a contract directly or the ability to hedge the risks in that contract. Operational risks arise due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes. Conduct risk also plays a role, as renegotiation of loan contracts requires active engagement from all parties to a contract and may lead to negotiations concentrated in a period close to actual cessation. ING continues to work with the very limited number of clients that are yet to complete the USD LIBOR transition.

The progress of the IBOR transitioning between 2018 and 2023 was tracked in the global ING IBOR programme, governed by business line steering committees, which reported to a central IBOR steering committee. The programme coordinated the actions necessary to manage the required changes to internal processes and systems, including pricing, risk management, legal documentation, hedge arrangements, as well as the impact on customers. The limited amount of remaining USD LIBOR contracts continues to be monitored within the commercial business lines following the closure of the bank-wide IBOR programme in November 2023. The ING Benchmark Committee continues to monitor market developments and reform plans for other rates, to anticipate the impact on any related risks.

One such development concerns the plans published by the Polish National Working Group, which advises the market to be ready for a cessation of WIBOR and WIBID reference rates at the end of 2027 (originally expected in 2025, but in the last quarter of 2023 the cessation date was postponed to the end of 2027) with the offering of financial products using the new benchmark (Warsaw Interest Rate Overnight or WIRON) to progress gradually and no new products using WIBOR and WIBID beyond 1 July 2024. The WIBOR rates are used in several of our lending and derivative products, and hence a project team has been established to manage the transition. WIBOR transition is especially important for our Polish subsidiary ING Bank Slaski S.A. with a significant amount of Polish zloty-denominated assets and liabilities including derivatives that are continuously rebalanced to hedge the risk exposures.

The tables below summarise the approximate gross exposures of ING that have yet to transition related to USD LIBOR and WIBOR. For WIBOR, as of 31 December 2023, they exclude exposures expiring before the transition date 31 December 2027 and of 31 December 2022 they exclude exposures expiring before the previously expected transition date 1 January 2025. Therefore, WIBOR exposures are not directly comparable between 31 December 2023 and 31 December 2022 as a consequence of the recent developments in the Polish National Working Group.

**Non-derivative financial instruments to transition to alternative benchmarks (*)**

| in € million at 31 December 2023 | Financial assets non-derivative | Financial liabilities non-derivative | Off balance sheet commitments |
|---|---|---|---|
| | Carrying value | Carrying value | Nominal value |
| **By benchmark rate** | | | |
| USD LIBOR | 915 | 16 | 9 |
| WIBOR | 18,064 | | 1,021 |
| **Total** | **18,979** | **16** | **1,030** |

**Non-derivative financial instruments to transition to alternative benchmarks (*)**

| in € million at 31 December 2022 | Financial assets non-derivative | Financial liabilities non-derivative | Off balance sheet commitments |
|---|---|---|---|
| | Carrying value | Carrying value | Nominal value |
| **By benchmark rate** | | | |
| USD LIBOR | 30,040 | 1,637 | 7,644 |
| WIBOR | 22,154 | | 1,411 |
| **Total** | **52,194** | **1,637** | **9,055** |

The total of non-derivative financial assets linked to USD LIBOR is reduced from €30,040 million on 31 December 2022 to €915 million on 31 December 2023. The majority of the non-derivative financial assets exposure on 31 December 2023 are related to contracts using synthetic USD LIBOR up until the transition to SOFR is complete during 2024. In addition, ING reduced its committed undrawn credit facilities linked to USD LIBOR from €7,644 million on 31 December 2022 to €9 million on 31 December 2023. The total of non-derivative financial liabilities linked to USD LIBOR is reduced from €1,637 million on 31 December 2022 to €16 million on 31 December 2023. The remaining non-derivative financial instruments linked to USD LIBOR are expected to transition before the next interest rate reset date. Therefore, the remaining exposure to USD LIBOR is expected to reduce further during the first half of 2024.

**Derivative financial instruments to transition to alternative benchmarks (*)**

| in € million | 31 December 2023 | 31 December 2022 |
|---|---|---|
| | Nominal value | Nominal value |
| **By benchmark rate**[1] | | |
| USD LIBOR | 151 | 495,318 |
| WIBOR | 77,238 | 136,318 |
| **Total** | **77,388** | **631,636** |

1 For cross-currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING.

In addition to the amounts in the table above, ING transitioned the interest rate swaptions that referred to the USD LIBOR ICE swap rate (nominal value on 31 December 2022: €10,810 million). The transition of these contracts was in general governed by a specific ISDA protocol.

Derivative financial instruments linked to USD LIBOR were reduced from €495,318 million on 31 December 2022 to only €151 million on 31 December 2023. The majority of derivatives linked to USD LIBOR rates were transacted with clearing houses and transitioned through a standardised exercise during the second quarter of 2023. For non-centrally cleared derivatives, the main transition occurred using the ISDA IBOR fallback arrangements. The majority of the remaining derivative financial instruments linked to USD LIBOR are related to contracts using synthetic USD LIBOR and linked to non-derivative financial assets that are expected to transition before the next interest rate reset date during 2024. Therefore, a steady reduction of these last few USD LIBOR contracts is expected during the first half of 2024.

Given that IBOR reform may have various accounting implications, the International Accounting Standards Board (IASB) has undertaken a two-phase project:

- Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. This allows ING to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions, interbank offered rates are assumed to continue unaltered for the purposes of hedge accounting until such time as the uncertainty is resolved.

- Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is reformed or replaced with an alternative risk-free rate.

Specifically, Phase 2 amendments require that the effective interest rate on debt financial instruments is adjusted, and hedge accounting continues on transition to risk free rates, but only to the extent that the modifications made to financial instruments are those necessary to implement the IBOR reform and that the new basis for calculating cash flows is 'economically equivalent' to the previous basis. By applying these mandatory amendments, ING Group avoids recognising modification gains and losses on debt instruments that would otherwise be required in the absence of Phase 2 amendments (changes to debt instruments resulting from IBOR reform are treated as a reset to the instrument's variable interest rate). In addition, ING Group avoids hedge accounting discontinuations when modifying both hedged items and hedging instruments (and related hedge documentation) as a consequence of IBOR reform that would otherwise be required in the absence of Phase 2 amendments.

As explained above, Phase 1 and Phase 2 IBOR amendments to IFRS, amongst other changes, provide specific hedge accounting reliefs that allow hedge accounting relationships to continue when IBOR Reform is ongoing. Phase 1 reliefs cease to apply when uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the IBOR-based cash flows of the relevant instruments. It is ING Group's policy to cease to apply Phase 1 reliefs when the applicable contract (either hedging instrument or hedged item) is actually modified. As a result, for these hedge accounting relationships the applicable Phase 1 reliefs ceased to apply and Phase 2 became applicable. Refer to section 1.5.4 of Note 1 'Basis of preparation and material accounting policy information' for more information on the Phase 1 and Phase 2 amendments.

Furthermore, hedging relationships are being amended to incorporate the new benchmark rates. During 2023, ING focused on USD LIBOR contracts and all hedging relationships have been amended to incorporate the new benchmark rates and do no longer reference USD LIBOR rates.

On 31 December 2023, Phase 1 reliefs are applicable to WIBOR indexed fair value and cash flow hedge accounting relationships as there is uncertainty arising from the WIBOR reform with respect to the timing and the amount of the underlying cash flows that the Group is exposed to. Therefore, for WIBOR financial instruments designated in hedge accounting the applicable Phase 1 reliefs will continue to apply until the relevant contract is modified. At that point in time, Phase 2 reliefs will become applicable. For these affected fair value and cash flow hedge relationships ING assumes that the WIBOR based cash flows from the hedging instrument and hedged item will remain unaffected.

The same assumption is used to assess the likelihood of occurrence of the forecast transactions that are subject to cash flow hedges. The hedged cash flows in cash flow hedges directly impacted by the WIBOR reform still meet the highly probable requirement, assuming the WIBOR benchmark on which the hedged cash flows are based is not altered as a result of the reform.

The total gross notional amounts of hedging instruments that are used in the ING's hedge accounting relationships for which the Phase 1 amendments to IAS39 were applied are:

**Notional amounts of Hedging instruments (*)**

| | 31 December 2023 | 31 December 2022 |
|---|---|---|
| in € million | Nominal value | Nominal value |
| **By benchmark rate** | | |
| USD LIBOR | | 28,316 |
| WIBOR | 89,338 | 57,774 |

As at 31 December 2023, all USD LIBOR hedging relationships have been amended to incorporate the new benchmark rates and do no longer reference USD LIBOR rates. At 31 December 2022 approximately 89% of the notional amounts for USD LIBOR had a maturity date beyond the transition date 30 June 2023. Approximately 29% of the notional amounts for WIBOR have a maturity date beyond the new transition date 31 December 2027. At 31 December 2022, approximately 71% of the notional amounts for WIBOR had a maturity date beyond the previously expected transition date of 1 January 2025. The WIBOR amounts are not directly comparable between 31 December 2023 and 31 December 2022 as a consequence of the recent postponement of the cessation of WIBOR by the Polish National Working Group.

The notional amounts of the derivative hedging instruments provide a close approximation of the extent of the risk exposure ING manages through these hedging relationships.

## Credit spread risk in banking books (*)

Credit spread risk is defined as risk driven by the changes of the market price for credit risk, for liquidity and potentially other characteristics of credit-risky instruments, which is not captured by another existing prudential framework such as IRRBB or by expected credit/(jump-to-) default risk.

### EBA guidelines

The updated guidelines on credit spread risk in the banking book (CSRBB) became effective on 31 December 2023. Following the EBA guidelines, the scope in terms of positions and metrics has been reviewed and updated during 2023. Metrics used are NPV-at-Risk, NII-at-Risk and Market Value Changes-at Risk and view the positions across different accounting treatments.

### Governance

The management of credit spread risk follows the CSRBB framework as approved by ALCO Bank. This framework describes roles, responsibilities, risk metrics, and the policies and procedures related to credit spread risk management. Furthermore, ALCO Bank reviews and sets the risk appetite for credit spread risk on an annual basis. The risk appetite is translated into limits for the risk metrics.

## Foreign exchange (FX) risk in banking books (*)

FX exposures in banking books result from core banking business activities (business units doing business in currencies other than their base currency), foreign currency investments in subsidiaries (including realised net profit and loss), and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.

### Governance – Core banking business (*)

Every business unit hedges the FX risk resulting from core banking business activities into its base currency to prevent volatility in profit and loss. Consequently, assets and liabilities are matched in terms of currency, within certain friction limits.

### Governance – FX translation result (*)

ING's strategy is to protect the CET1 ratio against adverse impact from FX rate fluctuations, while limiting the volatility in the profit and loss account due to this CET1 hedging and limiting the RWA impact under the regulatory framework. Hedge accounting is applied to the largest extent possible. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates.

### Risk profile – FX translation result (*)

The following table presents the currency exposures in the banking books for the most important currencies for the FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio an open structural FX exposure exists.

To measure the volatility of the CET1 ratio from FX rate fluctuations, different metrics are used including the CET1 Ratio-at-Risk. The impact is controlled via the Solvency and Market Risk Banking Book RAS.

### EBA Structural FX guidelines

In line with the EBA guidelines on Structural FX, upon permission from the competent authorities, certain currency positions are being excluded from the calculation of net open currency positions under CRR article 352(2). The resulting impact is presented in the Pillar 3 disclosure.

**Foreign currency exposures banking books (*)**

| in € million | Foreign Investments | | Hedges | | Net exposures | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| US Dollar | 10,337 | 10,470 | -3,416 | -2,376 | 6,921 | 8,093 |
| Pound Sterling | 1,659 | 1,364 | -156 | -58 | 1,503 | 1,306 |
| Polish Zloty | 3,976 | 2,714 | -1,254 | -321 | 2,722 | 2,393 |
| Australian Dollar | 3,620 | 3,781 | -2,273 | -2,673 | 1,346 | 1,108 |
| Turkish Lira | 517 | 750 | 0 | 0 | 517 | 750 |
| Chinese Yuan | 1,815 | 1,871 | -348 | 0 | 1,466 | 1,871 |
| Russian Rouble | 375 | 391 | 0 | 0 | 375 | 392 |
| Romanian Leu | 895 | 860 | -134 | -154 | 761 | 706 |
| Thai Baht | 1,128 | 1,109 | -697 | -699 | 431 | 410 |
| Other currency | 3,704 | 3,771 | -2,897 | -2,908 | 806 | 863 |
| **Total** | **28,024** | **27,081** | **-11,175** | **-9,189** | **16,849** | **17,892** |

*The FX sensitivity is expressed as the FX spot equivalent position.

## Equity price risk in banking books (*)

### Governance (*)

ING maintains a portfolio with substantial equity exposure in its banking books. Local offices are responsible for the management of the equity investment positions. Financial Risk is responsible for monitoring the regulatory capital for equity investments on a monthly basis and acts independently from ING/local management when monitoring these positions.

### Risk profile (*)

Equity price risk arises from the possibility that an equity security's price will fluctuate, affecting the values of the equity security itself as well as other instruments whose values react similarly to the particular security, a defined basket of securities, or a securities index. ING's equity exposure mainly consists of the investments in associates and joint ventures of €1,509 million (2022: €1,500 million) and equity securities held at fair value through other comprehensive income (FVOCI) of €1,885 million (2022: €1,887 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices. The equity sensitivity is expressed as the equity position.

### Year-on-year variance analysis (*)

In 2023, the revaluation reserve equity securities decreased by €34 million from €1,187 million to €1,152 million mainly due to revaluation of the shares in Bank of Beijing with € -24 million. In 2023, the equity securities at fair value through OCI decreased slightly by €2 million.

**Revaluation reserve equity securities at fair value through other comprehensive income (*)**

| in € million | 2023 | 2022 |
|---|---|---|
| Positive re-measurement | 1,158 | 1,190 |
| Negative re-measurement | -6 | -4 |
| **Total** | **1,152** | **1,187** |

## Market risk in trading books (*)

Within the trading portfolios, the positions are maintained in the financial markets. These positions are often a result of transactions with clients and may benefit from short-term price movements. In 2023, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.

### Governance (*)

The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by the ALCO Bank, sets the market risk limits both on an aggregated level and on a desk level. The FMRC has delegated authority from ALCO Bank for the management of market risk related to all trading and banking book activities within Financial Markets (FM). Financial Risk/ Trading Risk Management (FR/ TRM) advises both FMRC and ALCO Bank on the market risk appetite of the trading activities.

With respect to the trading portfolios, TRM focuses on the management of market risks of Wholesale Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place. Trading activities include facilitation of client business and market making. TRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, and for reporting and monitoring risk exposures against approved trading limits. TRM also reviews trading mandates and global limits, and performs the gatekeeper role in the product review process (PARP).

### Risk measurement (*)

ING uses a comprehensive set of methodologies and techniques to measure market risk in trading books: Value at Risk (VaR) and Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC), and stress testing. Systematic validation processes are in place to validate the accuracy and internal consistency of data and parameters used for the internal models and modelling processes.

### Value at Risk (*)

TRM uses the historical simulation VaR methodology (HVaR) as its primary risk measure. The HVaR for market risk quantifies, with a one-sided confidence level of 99 percent, the maximum overnight loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) considering the positions remains unchanged for a time period of one day.

Next to general market movements in these risk factors, HVaR also takes into account market data movements for specific moves in, for example, the underlying issuer or securities. A single model which diversifies general and specific risk is used. In general, a full revaluation approach is applied, while for a limited number of linear trading positions and risk factors in commodity and equity risk classes a sensitivity-based approach is applied. The potential impact of historical market movements on today's portfolio is estimated, based on equally weighted observed market movements of the previous year (260 business days). When simulating potential movements in risk factors, depending on the risk factor type, either an absolute or a relative shift is used.

The data used in the computations is updated daily. ING uses HVaR with a one-day horizon for internal risk measurement, management control, and backtesting, and HVaR with a 10-day horizon for determining regulatory capital. To compute HVaR with a 10-day horizon, the one-day risk factor shifts are scaled by the square root of 10 and then used as an input for the revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

### Limitations (*)

HVaR has some limitations: HVaR uses historical data to forecast future price behaviour, but future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or 10 days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of a 99 percent confidence level means that HVaR does not take into account any losses that occur beyond this confidence level.

### Backtesting (*)

Backtesting is a technique for the ongoing monitoring of the plausibility of the HVaR model in use. Although HVaR models estimate potential future trading results, estimates are based on historical market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the one-day HVaR.

In addition to using actual results for backtesting, ING also uses hypothetical results, which exclude the effects of intraday trading, fees, and commissions. When an actual or a hypothetical loss exceeds the HVaR, an 'outlier' occurs. Based on ING's one-sided confidence level of 99 percent, an outlier is expected once in every 100 business days.

On an overall level in 2023, there was one outlier for hypothetical P&L and zero outliers for actual P&L. The hypothetical outliers occurred during the past year concentrated in the first quarter of 2023, mainly due to the increased market volatility arising from major American banks being collapsed.

## Stressed HVaR (*)

The stressed HVaR (SVaR) is intended to replicate the HVaR calculation that would be generated on the bank's current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank's portfolio.

To calculate SVaR, ING uses the same model that is used for 1DHVaR, with a 10-day horizon. The data for the historical stress period used currently includes the height of the credit crisis around the fall of Lehman Brothers (2008-2009), and this choice is reviewed regularly. The historical data period is chosen so that it gives the worst scenario loss estimates for the current portfolio. The same SVaR model is used for management purposes and for regulatory purposes. The same SVaR model is used for all legal entities within ING with market risk exposure in the trading portfolio.

## Incremental risk charge (*)

The incremental risk charge (IRC) for ING is an estimate of the default and migration risks for credit products (excluding securitisations) in the trading book, over a one-year capital horizon, with a 99.9% confidence level. Trading positions (excluding securitisations) of ING, which are subject to specific interest rate risk included in the internal model approach for market risk regulatory capital, are in scope of the IRC model. By model choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte Carlo simulation based on a multi-factor t-copula. In the multi-factor IRC model the supervisory asset correlations are no longer applicable and the calibration of the correlations is based on historical market data. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. Movements across different rating categories and probabilities of default are governed by a credit-rating transition matrix. An internal transition matrix along with internal LGDs is used, to comply with the consistency requirement. The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons on a yearly basis, based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

## Stress testing and event risk (*)

Stress testing is a valuable risk management tool. In addition to the bank-wide stress test framework as described in the stress-testing section, Trading Risk Management performs stress tests specific to the trading book with various frequencies. ING went live with a new Trading Book Stress Testing model in 2023, replacing the previously used Event Risk model. With the new model, the trading book stress tests evaluate the impact on the bank's trading book under severe but plausible stress scenarios, using full revaluation approach. The framework is based on historical as well as hypothetical scenarios. The stress result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. The results of the stress tests are used for decision-making aimed at maintaining a financially healthy going-concern institution after a severe event occurs.

In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and FX rates) and volatilities. Depending on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. The structural scenarios are defined to cover market moves in various directions and capture different asset class correlations. Scenarios are calculated using full revaluation approach. The worst scenarios are determined for each product line, business line and super business line, and compared against limits.

## Other trading controls

HVaR and event risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC, and ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries. Moreover, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product-specific limits and constraints.

## Risk profile

The following chart shows the development of the overnight HVaR under a 99 percent confidence level and a one-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight HVaR is presented for the ING trading portfolio for 2023.


EU MR4. Consolidated trading VaR ING Bank
In EUR millions
60
50
40
30
20
10
0
-10
-20
-30
-40
Jan 2023
Feb 2023
Mar 2023
Apr 2023
May 2023
Jun 2023
Jul 2023
Aug 2023
Sep 2023
Oct 2023
Nov 2023
Dec 2023
1D HVaR CAD2
Actual P&L CAD2
Hypo P&L CAD2

The risk figures in the above backtesting graph and in the table below relate to all trading books for which the internal model approach is applied, i.e. all trading books, including credit exposure management books.

**1d VaR for internal model approach trading portfolios**

| in € million | Minimum | | Maximum | | Average | | Year end | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Interest rate [1] | 6 | 1 | 23 | 17 | 15 | 9 | 8 | 13 |
| Equity and commodity | 2 | 2 | 4 | 7 | 3 | 3 | 2 | 2 |
| Foreign exchange | 1 | 1 | 8 | 22 | 3 | 4 | 2 | 3 |
| Credit spread | 2 | 1 | 10 | 15 | 5 | 4 | 5 | 1 |
| Diversification [2] | | | | | -8 | -9 | -8 | -5 |
| **Total VaR [2]** | **9** | **5** | **29** | **22** | **18** | **12** | **9** | **14** |

1 For calculation of HVaR per risk class the full valuation is performed according to HVaR methodology using a set of scenario changes for the risk factors for the particular risk class, while risk factors for all other risk classes are kept unchanged.
2 The total HVaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the minimum/maximum observations for both the individual markets as well as for total HVaR may occur on different dates. Therefore, diversification is not calculated for the minimum and maximum categories.

Average 1D/10D HVaR, 10D SVaR and IRC over 2023 has increased compared to 2022. The capital increase is driven by an increase in market volatility following the US bank collapse from March 2023. The overall average has increased in 2023, especially for interest rate which increased due to the US banking crisis. The year end 1D HVaR has decreased from €14 million in 2022 to €9 million at period end of 2023, due to low positions at year-end of 2023.

ING doesn't calculate comprehensive risk capital charge and therefore it appears as N/A in the table below.

**EU MR3: internal model approach values for trading portfolios**

| in € million | 2023 | 2022 |
|---|---|---|
| **VaR (10 day 99%)** | | |
| 1 Maximum value | 84 | 79 |
| 2 Average value | 53 | 37 |
| 3 Minimum value | 25 | 15 |
| 4 Period end | 25 | 42 |
| **Stressed VaR (10 day 99%)** | | |
| 5 Maximum value | 116 | 147 |
| 6 Average value | 82 | 77 |
| 7 Minimum value | 57 | 47 |
| 8 Period end | 69 | 65 |
| **Incremental risk charge (99.9%)** | | |
| 9 Maximum value | 304 | 270 |
| 10 Average value | 151 | 113 |
| 11 Minimum value | 48 | 34 |
| 12 Period end | 108 | 76 |
| **Comprehensive risk capital charge (99.9%)** | | |
| 13 Maximum value | n/a | n/a |
| 14 Average value | n/a | n/a |
| 15 Minimum value | n/a | n/a |
| 16 Period end | n/a | n/a |

## Regulatory capital

According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital (own funds requirements) for market risk can be calculated using the standardised approach or an internal model approach. ING received regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING. Market risk capital of trading books is calculated according to the CRR, using internal HVaR, SVaR, and IRC models, where diversification is taken into account. Capital for foreign exchange risk from the banking books and for collective investment undertakings (CIUs) exposures in trading books are calculated using the standardised approach with fixed risk weights. ING does not have a correlation trading portfolio or any other securitisations in the trading book.

## Standardised approach

**EU MR1: market risk under standardised approach**

| in € million | 2023 | 2022 |
|---|---|---|
| | RWA | RWA |
| **Outright products** | | |
| 1 Interest rate risk (general and specific) | 40 | 10 |
| 2 Equity risk (general and specific) | | |
| 3 Foreign exchange risk | 4,811 | 5,332 |
| 4 Commodity risk | | |
| **Options** | | |
| 5 Simplified approach | | |
| 6 Delta-plus method | | |
| 7 Scenario approach | | |
| 8 Securitisation (specific risk) | | |
| **9 Total** | **4,851** | **5,342** |

The MRWA under standardised approach have decreased compared to 2023. In 2023, MRWA is calculated for FX exposures, in line with the new CRR standardised approach that was introduced in 2022.

## Internal model approach

Market risk regulatory capital has increased during 2023 compared to 2022. This mainly reflects higher interest rate positions during 2023.

**EU MR2-A: market risk under internal model approach**

| in € million | | 2023 | | 2022 | |
|---|---|---|---|---|---|
| | | RWA | Total own funds requirements | RWA | Total own funds requirements |
| 1 | **VaR (higher of values a and b)** | **2,508** | **201** | **2,732** | **219** |
| (a) | Previous day's VaR (VaRt-1) | | 26 | | 49 |
| (b) | Multiplication factor (mc) x average of previous 60 working days (VaRavg) | | 201 | | 219 |
| 2 | **SVaR (higher of values a and b)** | **4,385** | **351** | **3,427** | **274** |
| (a) | Latest available SVaR (SVaRt-1)) | | 75 | | 70 |
| (b) | Multiplication factor (ms) x average of previous 60 working days (sVaRavg) | | 351 | | 274 |
| 3 | **IRC (higher of values a and b)** | **1,746** | **140** | **1,934** | **155** |
| (a) | Most recent IRC measure | | 108 | | 76 |
| (b) | 12 weeks average IRC measure | | 140 | | 155 |
| 4 | **Comprehensive risk measure (higher of values a, b and c)** | | | | |
| (a) | Most recent risk measure of comprehensive risk measure | | | | |
| (b) | 12 weeks average of comprehensive risk measure | | | | |
| (c) | Comprehensive risk measure - Floor | | | | |
| 5 | **Other** | **810** | **65** | **516** | **41** |
| 6 | **Total** | **9,449** | **756** | **8,609** | **689** |

## Sensitivities (*)

As part of the risk monitoring framework, TRM actively monitors the sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest rates, credit spreads, equity and commodity prices) on profit and loss results of the trading positions and portfolios.

The following tables show the five largest trading positions in terms of sensitivities to foreign exchange, interest rate and credit spread risk factor movements. These largest exposures also reflect concentrations of risk in FX risk per currency, interest rate risk per currency, and credit spread risk per country, rating and sector. Due to the nature of the trading portfolios, positions in the portfolios can change significantly from day to day, and sensitivities of the portfolios can change daily accordingly.

**Most important foreign exchange year-end trading positions (*)**

| in € million | 2023 | | 2022 |
|---|---|---|---|
| **Foreign exchange** | | **Foreign exchange** | |
| Japanese Yen | 61 | US Dollar | -187 |
| Taiwan Dollar | -58 | Romanian Leu | 88 |
| Romanian Leu | 58 | Japanese Yen | 86 |
| Chinese Yuan | 49 | Chinese Yuan | 32 |
| Hong Kong Dollar | -38 | South Korean Won | 28 |

**Most important interest rate and credit spread sensitivities at year-end (*)**

| in € thousand | 2023 | | 2022 |
|---|---|---|---|
| **Interest rate (BPV)** [1] | | **Interest rate (BPV)** [1] | |
| Euro | -309 | Euro | -334 |
| Czech koruna | 71 | British Pound | -95 |
| Korean Won | -41 | US Dollar | -79 |
| US Dollar | -40 | Taiwan Dollar | 67 |
| British Pound | -35 | Japanese Yen | 63 |
| | | | |
| **Credit spread (CS01)** [2] | | **Credit spread (CS01)** [2] | |
| Germany | 405 | Netherlands | 162 |
| Netherlands | 120 | United States | 151 |
| Korea | -111 | Japan | 102 |
| Japan | 106 | France | 88 |
| United Kingdom | 101 | Germany | 87 |

1 Basis point value (BPV) measures the impact on value of a one basis point increase in interest rates.

2 Credit spread sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

**Credit spread sensitivities per risk class and sector at year-end (*)**

| in € thousand | 2023 Corporate | 2023 Financial institutions | 2022 Corporate | 2022 Financial institutions |
|---|---|---|---|---|
| **Credit spread (CS01)** [1] | | | | |
| **Risk classes** | | | | |
| 1 (AAA) | | | 2 | -1 |
| 2-4 (AA) | 12 | 50 | -1 | -7 |
| 5-7 (A) | 57 | 50 | 154 | -13 |
| 8-10 (BBB) | 106 | 13 | 249 | -11 |
| 11-13 (BB) | 25 | -25 | 7 | 7 |
| 14-16 (B) | 17 | -4 | 23 | -4 |
| 17-22 (CCC and NPL) | -8 | -20 | 3 | -7 |
| Not rated | | | | |
| **Total** | **208** | **65** | **437** | **-36** |

1 Credit spread sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads.

# Funding and liquidity risk (*)

## Introduction (*)

Funding and liquidity (F&L) risk is the risk that ING or one of its subsidiaries cannot meet their financial liabilities upon their maturity date at a reasonable cost and in a timely manner. ING incorporates funding and liquidity risk management in its business strategy, and has established a funding and liquidity risk framework to manage these risks within predefined boundaries.

A high-level overview of the F&L framework is provided in the next figure.

## Governance (*)

Funding and liquidity risk management within ING falls under the supervision of the ALCO Bank function, which approves the funding and liquidity risk appetite and subsequently cascades it throughout the organisation. ALCO Bank has delegated the responsibilities of the Internal Capital and Liquidity Adequacy Assessment Process (ICLAAP) and documents, as per the ICLAAP framework of ING, to the ICLAAP Committee. The ICLAAP Committee therefore focuses on technical liquidity documents and oversees business processes and deliverables concerning the Internal Liquidity Adequacy Assessment Process (ILAAP). The EB, MBB, and staff departments from the CRO and CFO domains, as well as Group Treasury, have oversight of, and are responsible for, managing funding and liquidity risks.

ING's funding and liquidity risk governance is based on the three-lines-of-defence structure. This sets a clear division of responsibilities as well as an independent risk control challenge process. Group Treasury and the business lines have the first-line-of-defence functions, which include management of ING's (regulatory) liquidity and funding position, maintaining access to the professional funding markets, and managing the liquidity buffer. Financial Risk, as the second line of defence, is responsible for developing and maintaining ING's policies, standards and guidelines on F&L risk management, as well as for setting the F&L risk appetite through stress testing and other risk measurement activities. The Finance function is responsible for management information and regulatory reporting related to funding and liquidity risk management. As the third line of defence, Corporate Audit Services is responsible for independently assessing the design, effectiveness, and implementation of the Funding & Liquidity framework.

Funding and liquidity framework


Macro environment
Macroeconomic environment
Geopolitical environment
Central banks' monetary policies
Regulatory requirements
ING Group strategy
Business model
Dynamic plan
Financial ambitions
ING Group Capital, Funding & Liquidity Strategy
Capital, Funding & Liquidity Adequacy
ING Group ICLAAP
Risk identification and assessment
Annual top-down risk assessment
Annual bottom-up risk assessment
Quarterly CLAS
Monthly ALCO Bank / ICLAAP Committee
Risk appetite framework
RAS setting
Cascading of RAS limits
Monitoring against RAS limits
Stress testing
Scenario design
Firm-wide stress tests
Reverse stress tests
Planning and forecasting
Rolling Forecast
Dynamic plan
Capital and Funding plan
Continuity
Contingency Capital and Funding Plan
Recovery Plan
Resolution Plan
Capital and Liquidity management
Capital & liquidity buffers
Collateral management
FTP and CLC
Intra-group management
Intraday management
Monitoring, reporting and disclosures
Market environment
Macro development, depth and access
Credit rating
Peer benchmarking

## Funding and liquidity management strategy and objectives (*)

The main objective of ING's funding and liquidity risk management is to maintain sufficient liquidity to fund the commercial activities of ING, both under normal and stressed market circumstances across various locations, currencies, and tenors.

ING's funding consists mainly of retail and corporate deposits contributing around 50 percent and 25 percent of total funding, respectively. These funding sources provide a relatively stable funding base. The remainder of the required funding is attracted primarily through a combination of long-term and short-term professional funding. Group Treasury manages the professional funding in line with the F&L risk appetite, with the aim of ensuring a sufficiently diversified and stable funding base.

**Funding mix**[1]

| | 2023 | 2022 |
|---|---|---|
| **Funding type** | | |
| Customer deposits (retail) | 52 % | 51 % |
| Customer deposits (corporate) | 22 % | 23 % |
| Lending/repurchase agreements | 7 % | 6 % |
| Interbank | 2 % | 6 % |
| CD/CP | 5 % | 3 % |
| Long-term senior debt | 10 % | 8 % |
| Subordinated debt | 2 % | 2 % |
| **Total** | **100 %** | **100 %** |

1 Liabilities excluding trading securities and IFRS equity.

**ING Group long-term debt maturity profile by currency at year-end 2023**

| in € billion (nominal amounts) | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | Beyond 2030 | Total |
|---|---|---|---|---|---|---|---|---|
| **Currency** | | | | | | | | |
| EUR | 1.3 | 6.8 | 9.1 | 6.9 | 8.5 | 9.8 | 25.6 | **68.2** |
| USD | 0.9 | 0.4 | 3.7 | 4.6 | 3.1 | 1.2 | 4.7 | **18.5** |
| Other | 1.2 | 1.3 | 2.6 | 0.3 | 1.6 | 0.9 | 2.9 | **10.8** |
| Total | **3.4** | **8.5** | **15.4** | **11.8** | **13.3** | **11.8** | **33.3** | **97.4** |

**ING Group long-term debt maturity profile by currency at year-end 2022**

| in € billion (nominal amounts) | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | Beyond 2029 | Total |
|---|---|---|---|---|---|---|---|---|
| **Currency** | | | | | | | | |
| EUR | 4.8 | 1.2 | 6.9 | 5.4 | 5.7 | 8.5 | 28.9 | **61.4** |
| USD | 2.8 | 1.0 | 0.4 | 3.8 | 3.1 | 3.7 | 4.5 | **19.2** |
| Other | 1.2 | 1.3 | 1.3 | 2.2 | 0.4 | 1.1 | 1.8 | **9.2** |
| **Total** | **8.8** | **3.4** | **8.6** | **11.3** | **9.2** | **13.3** | **35.2** | **89.9** |

## Funding and liquidity adequacy and risk appetite (*)

ING identifies key drivers of short-term and future liquidity and funding needs on an ongoing basis through the periodic risk identification process. Taking into consideration the identified risk drivers, ING regularly assesses its current and future liquidity adequacy and, if deemed necessary, takes action to further improve ING's liquidity position and maintain sufficient counterbalancing capacity. A liquidity adequacy statement is formulated on a quarterly basis to substantiate and reflect the management view on the current funding and liquidity position as well as the potential future challenges. The quarterly liquidity adequacy statement is an important part of ING's ILAAP process.

Additionally, ING completes ad-hoc funding and liquidity assessments if deemed necessary. Following the banking turmoil in March 2023, ING completed a lessons-learned deep-dive. This deep-dive included peer and internal analysis of deposit structures and liquidity buffers, and a review of the influence of mobile banking apps and social media on financial institutions. The F&L risk appetite subsequently incorporated elements of this analysis, as well as the impacts of quantitative tightening, TLTRO III redemptions, increased competition for savings in the higher-interest-rate-environment and potentially higher deposit outflows in certain countries, in the 2023 review.

ING assesses its F&L adequacy through three lenses - stress, economic and normative:

- Through the stress lens, ING evaluates its ability to withstand periods of prolonged F&L stress for both normative and economic requirements or limits under idiosyncratic, market-related, a combination of idiosyncratic and market-related and climate risk scenarios, which lead to customer deposit outflows, deterioration of access to funding markets, and lower liquidity value of counterbalancing capacity.
- Through the economic lens, ING assesses the extent to which its customers, professional counterparties and investors are comfortable to provide deposits and funding in the tenors, currencies, and instruments necessary to sustainably fund the business (intraday, short-term and long-term) in a going-concern situation.
- Through the normative lens, ING ascertains that the bank is in the position to meet current and future home and host regulatory requirements.

For each lens, ING has established a related set of risk appetite statements, which define ING's risk appetite commensurate with the principles of liquidity adequacy. These risk appetite statements are summarised in the following illustration:


Stress

The bank's counter-balancing capacity should be sufficient in adverse and Stressed market circumstances

The time-to-survive in an F&L stress situation must be sufficient


Economic

Funding of longer-term assets and investments must be done by stable and longer-term liabilities

Funding of short-term assets may not lead to significant dependency on short-term professional markets

Diversification of the funding profile must be in place, across fund providers, instrument types, geographic markets, tenors, and currencies

The bank should be able to meet payment and settlement obligations on a timely basis

Geographical dependencies with respect to intra-group funding are to be limited


Normative

We comply with home and host regulatory funding & liquidity requirements

The F&L risk appetite statements are translated into a number of metrics with appropriate boundaries and instruments, which are used to regularly measure and manage ING's funding and liquidity risk. The risk appetite with respect to the stress lens aims to have sufficient counterbalancing capacity under various internally defined stress scenarios. Regarding the economic perspective, an internally defined stable funding to loans (SFtL) ratio and stable funding surplus metric (supplemented by other metrics) is used to stimulate a diversified funding base and to prevent overreliance on professional funding. Finally, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) regulatory metrics are monitored in terms of both ING's risk appetite and normative requirements.

The macroeconomic and market environment are also important considerations in ING's funding and liquidity framework. The macroeconomic environment comprises various exogenous factors over which ING has no control, but which may have a material impact on ING's F&L position. The main macroeconomic factors analysed on a regular basis include:

- Performance of global and local economic performance e.g. shifts in GDP, inflation rates, unemployment rates, and public deficit/surplus;
- Developments and risks arising from geopolitical tensions and related trends;
- Monetary policy with a focus on the alternative monetary measures employed by central banks in recent years as a result of the global energy crisis and the recent period of high inflation;
- Regulatory requirements; e.g. understanding the changing regulatory landscape as well as the impact of ING's actions on existing regulatory boundaries.

The strategic ambitions of ING, together with the design and execution of the funding plan, are assessed under both current and projected market conditions. An emphasis is placed on understanding overall market trends and developments, credit rating changes, and peer comparisons.

## Liquidity stress-testing (*)

Funding and liquidity stress-testing forms part of the overall F&L framework. It allows ING to examine the effects of exceptional but plausible future events on ING's funding and liquidity position. It also provides insight into which entities, business lines or portfolios are vulnerable to which types of risk drivers or scenarios.

The stress-testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of ING Group, including all entities, business lines as well as on-, and off-balance-sheet positions. The net liquidity position (NLP) is the main stress-testing measure and is measured at different time buckets.

The stress-testing framework considers idiosyncratic, market-wide, combined (idiosyncratic and market-wide), and climate and environmental stress scenarios. The design of the framework is based on empirical evidence supplemented by expert judgement. The framework can be extended to additional ad-hoc scenarios. For example, it can be used as input for firm-wide stress testing and reverse stress testing.

Outcomes of the stress tests are considered in the key aspects of ING's F&L risk framework and F&L risk management, including:

- Risk Appetite Framework (through risk appetite statements);
- Risk identification and assessment;
- Monitoring of the liquidity and funding position;
- Business actions (if needed);
- Contingency funding plan;

- Early-warning indicators.

The funding and liquidity stress-testing framework is also subject to regular internal validation by model validation.

In line with supervisory expectations, ING's liquidity position is stress tested on at least a monthly basis using scenarios that form part of the F&L risk appetite statement. The results of all internal stress scenarios are monitored and assessed on a regular basis. In addition, ad-hoc scenarios based on current economic and market developments are run to determine their potential impacts on the funding and liquidity position of ING. In 2023, this included stress test scenarios dedicated to the impact of rapid deposit outflows on the bank, as well as a shutdown of short and long-term funding markets. The internal stress scenarios also serve as input in the decision on additional contingency measures.

Contingent F&L risks are addressed in the contingency capital and funding plan with a focus on early-warning indicators as well as organisation and planning of liquidity management in times of stress. The contingency funding measures are developed in conjunction with the ING recovery plan and are reviewed and tested on a regular basis.

# Environmental, social and governance risk

## Introduction

Environmental, social and governance (ESG) risk is not identified as an independent risk category/ risk type. Rather, it is a set of drivers affecting the likelihood and severity of existing risk categories/ risk types. ESG risk is an overarching set of risk drivers affecting:

- Financial risks: solvency risk, credit risk, market risk, funding & liquidity risk;
- Non-financial risks: operational risk, IT risk, reputational/litigation risk, compliance risk;
- Other overarching risks: model risk and business risk.

ESG risk is defined as any negative financial and/or non-financial impact on ING due to the present or future impacts from ESG factors on and stemming from ING's own operations - as well as its business activities as a company, its counterparties, and any sourced processes. The ESG risk definition considers:

- ESG risk with regards to own operations: The risk of any negative financial and/or non-financial impact due to an ESG factor causing damage to ING's infrastructure, or due to an adverse reputational impact resulting from non-compliance with ING's commitments and ESG-related laws, regulations and disclosures.
- ESG risk with regards to business activities: The risk of any negative financial and/or non-financial impact due to an ESG factor causing damage to ING's business activities (for example from lending to counterparties, investment exposures, funding activities and sourcing processes).

ESG factors are defined as environmental, social or governance matters that may have a positive or negative impact on the financial performance or solvency of an entity, sovereign or individuals.

- Environmental factors are related to the quality and functioning of the natural environment and of natural systems, and include factors such as climate change, biodiversity and ecosystems, water and marine resources, resource use and circular economy, and pollution. Environmental factors are defined as environmental matters that may have a positive or negative impact on the financial performance or solvency of an entity, sovereign or individual.
- Social factors are related to the rights, well-being and interests of people and communities, and include factors such as (in)equality, health, employee empowerment, diversity and inclusion, employee and customer health, safety and protection, inclusiveness, labour relations, human rights, workplace health and safety, human capital and communities.
- Governance factors cover corporate governance practices, including executive leadership, executive compensation, audits, internal controls, sound tax practices, board independence, shareholder rights, ethical considerations, anti-corruption and bribery, sound risk management structures, organisation and functioning of the management body, transparency with regards to disclosures of information rules and practices and also the way in which companies or entities include environmental and social factors in their policies and procedures.

Within environmental risks a further distinction is made between physical and transition risk.

- Physical risks refer to any negative financial and/or non-financial impact due to the physical effects of environmental factors. Such physical effects include:
  - Acute physical effects, which arise from:
    - Climate-related (weather-related) hazards such as storms, floods, fires or heatwaves.
    - Other environmental hazards related to biodiversity and ecosystems, water and marine resources, resource use and circular economy and pollution, that may damage production facilities and disrupt value chains.
  - Chronic physical effects, which arise from longer-term trends (progressive shifts), such as temperature changes, rising sea levels, reduced water availability, biodiversity loss and changes in land and soil productivity.
- Transition risks refer to any negative financial and/or non-financial impact due to the effect of the transition to a net-zero and more environmentally sustainable economy. The transition includes:
  - Climate and environment related policy changes;
  - Technological changes;
  - Market sentiment and demand changes.

## Governance

The ad hoc ESG committee is responsible for supervising ING's ESG direction, endorsing and monitoring progress, and advising the MBB on dilemmas. The ESG Sounding Board, comprised of senior leaders, guides the development and implementation of ESG topics as well as reporting on progress. Further details on ESG risk governance are provided in the section below.

### ESG Risk Committee (ERC)

The ERC is a standing committee at ING involved in matters related to ESG risk. It is the primary oversight committee for ESG risk matters such as ESG risk methodologies, ESG risk internal and external reporting, the ESG risk framework, and the manner in which we address regulatory requirements related to ESG risk. The ERC oversees the management of ESG risk for ING. The committee also facilitates cross-functional alignment and decision-making on material operational issues (for risk types on which ESG risk has a material impact). The ERC is established as a technical board, and is serving MBB and/or MBB delegated committees (depending on the topic) as support in decision-making, and ensures that ESG risk related matters discussed at the SB are executed and delivered on.

The MBB delegated committees involved are the Global Credit and Trading Policy Committee (GCTP), Bank Non-Financial Risk Committee (BNFRC), Model Risk Management Committee (MoRMC), Asset and Liability Committee (ALCO), and Global Credit Committee Transaction Approvals (GCC- TA).

### ESG Risk department

The ESG Risk department is a function that is part of ING's second line of defence. The head of ESG Risk reports to the head of Integrated Risk, reporting directly to ING's Chief Risk Officer (CRO). The ESG Risk department, under the leadership of the head of ESG Risk, is responsible for adapting ING's risk management framework to account for ESG risk. The ESG Risk department challenges and provides oversight on the implementation of ESG risk practices by the first line of defence.

The ESG Risk department is responsible for:

- Maintaining the ESG risk framework and related policies and mandatory instructions;
- Addressing the requirements of ESG risk regulations and supervisory guidance, such as the European Central Bank's (ECB) guide on climate-related and environmental (C&E) risks;
- Setting ESG risk appetite;
- Identifying and assessing ESG risk;
- Monitoring and reporting ING's ESG risk profile.

### Environmental and social risk (ESR) team

The environmental and social risk (ESR) team is a Wholesale Banking risk function that's part of ING's second line of defence (the first line being the business itself). The ESR team performs an advisory role to support the deal principals, senior credit officers, and approval authorities on individual transactions/engagements. The degree of the ESR team engagement in transactions is dependent upon (i) the risk profile of the client, project or business engagement, (ii) ING's exposure, and (iii) the risks screened. In some locations, an ESR delegated adviser may be appointed if mutually agreed by the head of ESR and regional head. Such a role would support the senior credit officer (SCO), who would be responsible for ESR in the region.

The ESR function encompasses the following activities:

- Create and maintain policies for sensitive industry sectors;
- Assess transactions for environmental and social risk;
- Monitor high-risk clients to assess compliance with sustainability criteria;
- Spread ESR awareness throughout ING;
- Participate in European and global advisory groups (e.g. OECD advisory group, steering committee to the Equator Principles, Thun Group of Banks) to help bring all banks to the same high standard.

### Managing ESG risk

The ESG risk framework assists in managing ESG risk effectively through the application of the risk management process at varying levels of the organisation. The risk management cycle describes the processes by which ING can identify, assess, measure, mitigate and monitor ESG risk integrated within the existing risk types.


ESG Risk Management
Risk Identification & Assessment
Risk monitoring
Risk measurement
Risk mitigation

ESG factors (the drivers of ESG risk) can lead to a negative financial and/or non-financial impact through a variety of transmission channels. Transmission channels refer to the causal chains that explain how the various risk drivers impact institutions through their own operations or business activities (see the figure below).


ESG risks
Environmental risks
Climate related physical risks
Acute
• Flood
• Wildfire
• Cyclones
Chronic
• Increase in temperature
• Shifts in precipitation
• Sea level rises
Other environmental physical risks
• Resource scarcity
• Biodiversity loss
• Pollution & waste management
Transition risks
• Technology development
• Policy & Regulation
• Market changes
Social risks
• Environmental risks
• Changes in social policy
• Changes in market sentiment
Governance risks
• Inadequate management of E&S risks
• Non-compliance with corporate governance frameworks/codes
Economic transmission channels
Business
Property damage & Business disruption
Stranded assets & New capital expenditure
Households
Loss of income
Property damage
Macro economy
Shifts in prices
Productivity changes
frictions
• Negative customer and investor preference
• Legal liability for damages caused and loss of customer preference
• Exposure to controversies
• Negative customer and investor preference
Credit risk
• Defaults by businesses & households
• Collateral depreciation
Market risk
• Repricing of equities, fixed income, commodities, etc.
Underwriting risk
• Increased insured losses
• Increased insurance gap
Operational risk
• Supply chain disruption
• Forced facility closure
Liquidity risk
• Increased demand for liquidity
• Refining risk
Compliance risks & Reputational/litigation risk
• Greenwashing risks
• Misselling
• Failure to meet commitments

## Risk identification

Managing ESG risks covers both physical risks (e.g. extreme weather events, soil degradation) and transition risks (e.g. policy changes, shifts in market sentiment and consumer demand). The potential impacts that physical and transition risks could have on households, businesses as well as on the macroeconomy can translate into a range of financial risks for ING. The ESG risks can materialise through defaults of businesses and households, increased volatility in equity and commodity markets, disruptions to banks' and customers' operations, and litigation procedures. ING has identified the physical and transition risk transmission channels for credit risk (for our Wholesale Banking, Business Banking, and mortgages portfolios separately), market risk, operational risk, underwriting risk, compliance risk and liquidity risk.

Furthermore, the outcome of ING's bank-wide risk identification and assessment process indicates that climate risk is an emerging risk considering both its likelihood and impact. That means it has the potential to significantly affect our performance but its impact on the organisation is more difficult to assess than other risk drivers.

## Risk measurement

ING measures its exposure to environmental risk by assessing and measuring risks through risk quantification methodologies. The methodologies take into account qualitative and quantitative criteria and different time horizons (short, medium and long-term). The definitions for short, medium and long-term depend on the climate risk (physical or transition risk), the existing risk type (credit, market, operational, compliance and liquidity) and the portfolio under consideration.

Quantification approaches for our Business Banking and Wholesale Banking portfolios include:

- Exposures towards companies excluded from EU Paris-aligned benchmarks;
- Exposures to the top-20 most carbon-intensive firms.

Quantification approaches for our immovable property portfolio include:

- Mapping of collateral values to physical risk hazards;
- Transition risk given the EPC label distribution of the portfolio.

Using various quantification approaches ING is able to identify and assess our material Environmental risks. Different quantification approaches have been developed for the different business segments

## Risk mitigation

The mitigation of the identified risks can be performed through several risk mitigating strategies, such as reducing risk levels, avoiding risk, accepting risk or transferring the risk. The measures are embedded as part of the updates of the existing policies and procedures in the different risk categories / risk types to mitigate material ESG risk. Mitigation activities can be performed at a portfolio, client or transaction level and include, but are not limited to:

- Engaging with high ESG risk counterparties to understand and support their mitigation plans. For instance, the conditions that apply to loans based on the ESR outcome can play an important role in helping clients improve their environmental and social performance, as well as ensuring their continued compliance with our ESR policy;
- Setting the risk appetite statement (RAS) to limit the level of acceptable risks with consequence management attached;
- Ensuring appropriate business continuity plans and insurance are in place to reduce the impact of more frequent and severe weather events for both ING's own operations and business activities, thus reducing the inherent risk.

### Risk appetite

We used the outcomes of the C&E risk heatmap exercise to introduce climate risk elements in the credit risk appetite from 2022 onwards. In 2023, we continued with the monitoring mechanism which was established for Wholesale Banking (WB) at the start of 2022, which limits growth of sub-sectors with a higher exposure to C&E risks, while allowing for growth within the overall sector limit. In July 2022, this mechanism became binding for WB sectors. For Business Banking (BB) sectors, a similar approach was used and the BB credit risk appetite has been in a monitoring period since 2022. In addition, climate risk has been incorporated into the 2023 market risk banking book risk appetite, with the introduction of sensitivity metrics per climate risk category.

### Stress testing

ING's climate stress-testing model leverages upon data gathered and models developed for the ECB Climate Risk Stress Test, enhanced with internal climate risk stress test analysis. The risk coverage of the internal climate risk stress test is the full credit portfolio reflecting both flood and transition risk. For transition risk, a data-driven approach is developed to reflect the increase in the carbon price and therefore energy costs. The analysis focuses on (i) energy performance certificate (EPC) level for mortgages and corporates secured by real estate and (ii) NACE sector level for corporates not secured by real estate. For market risk, both the banking and trading book are included. Other risks are covered as well, among others non-financial risk, issuance risk, business risk, and model risk. The climate stress test shows a manageable impact on ING from a financial perspective in the short-term as sufficient contingency measures are available to mitigate the impact. The contractual maturity of ING's financial assets including loans to business customers (Wholesale Banking and Business Banking) is mostly short-term, except for loans to customers covered by immovable property (Retail Banking residential mortgages). We have not analysed the potential impact for the medium and long-term on ING's capital position in ING's climate stress test.

In addition, ING has developed the climate risk stress testing global procedure for ICAAP purposes to formally integrate climate risk stress testing within the ING Group ICAAP stress-testing framework. Within this document, guidance is provided on the minimum standards that need to be applied when climate risk stress tests are developed, implemented, and executed. With these minimum standards, the ING Group stress test framework has been extended with explicit requirements for ESG risk analyses. The document currently focuses on physical risk and transition risk as these can be properly quantified within stress testing. We aim to include other ESG risks later, and the same applies for the reflection of regulatory requirements as this topic is still evolving

## Risk monitoring

ESG risk information is reported on a periodic (at minimum annual) basis, to measure and monitor risk exposure against the risk appetite and tolerance. Climate risk appetite is distributed on a monthly basis to the MBB and senior management and reported quarterly via the management report to the GCTP. Physical and transition risk results are reported semi-annually in ING Group's additional pillar III report. The ESG risk dashboard is reported to the MBB semi-annually.

## Managing ESG risk in practice

ING's ESR framework helps us make informed choices about how, where and who we do business with. In 2023, the ESR framework was updated to reflect several (minor) amendments following the last comprehensive review that took place in June 2021. Among the updates are a clarification on the self-declaration approach used for Business Banking and a new restriction on dedicated upstream oil and gas financing. The next comprehensive review of the ESR framework will take place in 2024. For more information about ESR at ING, please refer to our corporate website.

The ESR framework includes standards and best practice guidance for ESR-sensitive sectors. It includes explicit restrictions on activities not in line with ING's values and harmful to people and/or the environment, which we do not want to finance.

The way the ESR framework is applied in practice differs per product type and segment. The most significant potential environmental and social impacts come from large corporates within our Wholesale Banking segment. However, mid-corporate clients and small and medium sized companies (referred to as the Business Banking segment) undergo a (basic) screening process too. Lastly, the ESR framework minimum requirements are also included in ING's procurement policy and apply to the screening of suppliers of ING's global procurement activities.

The ESR framework is incorporated in ING's KYC policy framework, meaning that the ESR client assessment is part of the regular client on-boarding and review process. Next to that, the ESR framework prescribes a dedicated ESR transaction assessment for corporate clients that helps us identify the level of risk. The combination of the ESR client and ESR transactional assessments provide us with the total ESR outcome. If the total ESR outcome is high risk, the transaction requires an ESR assessment and advice from the dedicated ESR team.

While we have a robust ESR framework and made progress in enhancing the automation of the checks and controls in the ESR assessment processes, we acknowledge that we need to improve our processes around the ESR Framework and its implementation. We see room for improvement to further ensure adequacy and completeness of data necessary to steer, manage, evidence, and monitor these risks at the level of granularity needed.

Of all WB engagements in scope of the ESR framework in 2023, 84 percent were considered ESR low-risk (2022: 84 percent), 6 percent ESR medium-risk (2022: 7 percent) and 10 percent ESR high-risk (2022: 9 percent). ESR high-risk cases require specialized advice from the global ESR team. Beyond these high-risk cases, the ESR-team is also consulted on other types of engagements, such as trade-related requests, medium-risk transactions and inquiries from the KYC department about the ESR client assessment. Depending on the nature of the request, the ESR-team provides an advice on these cases too. The ESR advice assesses the specific product offered and environmental and social impacts associated with it, the sector, operating context and geography of the engagement and other relevant factors. Based on this in-depth research, an advice is given. The ESR advice is binding (on its conditions or its negative conclusion) to the relevant approval mandate holder for the underlying credit risk. If the applicable mandate holder disagrees with the ESR advice, it can be escalated to the Global Credit Committee (GCC) for a final decision. The GCC is the only body that can overrule the ESR advice. Of the 371 ESR advices given in 2023, 50 percent were positive, 34 percent positive subject to conditions and 16 percent negative. Conditions included in an ESR advice could play an important role in helping clients improve their environmental and social performance and transitioning and ensuring their continued compliance with our ESR policy.

The ESR team mainly focuses on Wholesale Banking transaction advice, including (support for) engagement around ESR with clients, in some specific cases. In 2023, ESR visited several projects around the world as part of the due diligence and engagement process. In addition, the team works on a continuous improvement of the ESR framework, to cater for developments in the environmental and social space. ESR acts as a sparring and training partner for multiple internal teams, such as risk, front-office, KYC, and other teams, so that ESR knowledge is improved and spread.

# Non-financial risk

## Introduction

Non-financial risk (NFR) is defined as the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems, a failure to comply with laws, regulations and standards, or external events.

### Governance

The global head of NFR is responsible for developing the framework of NFR policies and standards within ING, and for monitoring the quality of non-financial risk management in the ING entities. In addition to the global steering provided through the framework, the bank's Non-Financial Risk Committee (NFRC), chaired by the Group chief risk officer, is the highest level of the non-financial risk committees within ING, and is mandated by the MBB to opine on and approve non-financial risk matters, to monitor or verify whether appropriate action is taken by responsible management, and endorse the non-financial risk appetite.

### Non-financial risk management

## Risk categories

ING categorises non-financial risks in the following areas:

- Compliance risk is the risk of ING's integrity being impaired, which can result in reputational damage, legal or regulatory sanctions, or financial loss, due to a failure (or perceived failure) to comply with applicable laws, regulations and standards. See more in 'Compliance risk'.
- Information (technology) risk is the risk of financial loss, regulatory sanctions or reputational damage due to breaches of confidentiality, integrity or availability of information or a lack of information quality within business processes and/or the supporting IT systems.
- Continuity risk is the risk of financial loss, regulatory sanctions or reputational damage due to business disruptions (loss of people, processes, systems, data, premises).
- Control risk is the risks of financial loss, regulatory sanctions or reputational damage due to ineffective organisational structures and governance procedures (including unclear roles and responsibilities and inadequate reporting structure).
- Processing risk is the risk of financial loss, regulatory sanctions or reputational damage due to failed (transaction) processing (input, execution, output) or failing process management.
- Unauthorised activity risk is the risk of financial loss, regulatory sanctions or reputational damage due to employees performing outside the normal course of their business, intentionally giving unauthorised approvals or overstepping their authority.
- Personal and physical security risk is the risk of financial loss, regulatory sanctions or reputational damage due to criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might have an impact on ING organisation's confidentiality, integrity or availability.
- Employment practice risk is the risk of financial loss, regulatory sanctions or reputational damage due to acts that are inconsistent with employment, health and/or safety laws, regulations or agreements, from payment of personal injury claims, or from diversity/discrimination events.
- Sourcing risk is the risk of financial loss, regulatory sanctions and/or reputational damage resulting from sourced activities (both IT and non-IT, including intra-group sourcing) not staying within ING's risk appetite and not being executed as agreed (with captives or partners), including non-compliance with internal or external regulations.
- Fraud is the deliberate abuse of procedures, systems, assets, data, products and/or services of ING by those who intend to deceitfully or unlawfully benefit themselves and/or others. This definition of fraud is specified in the following two categories of fraud:

Internal fraud: acts of fraud that involve at least one internal party performed by or in collusion with an ING employee or agent with the consequence of financial loss, regulatory fines, litigation loss, business disruption and/or reputational damage for ING.

External fraud: acts of fraud or scams by individuals and/or parties excluding ING staff (including contractors), with the consequence of financial loss, regulatory fines, litigation loss, business disruption and/ or reputational damage for ING.

### Measurement approach

ING uses an internal model in line with the advanced measurement approach (AMA) to determine the regulatory and economic capital amounts necessary to cover potential losses resulting from non-financial risks. This model calculates the non-financial risk exposure by combining a forward-looking and a backward-looking view on non-financial risk events. ING reports the outcome of its AMA model quarterly. The CRR3 regulation (relating to new EU banking rules from the European Commission), set to come into force in January 2025, will usher in the Standardized Approach, replacing the current AMA model. As it prepares to implement this non-model-based formula to calculate regulatory operational risk capital, ING is re-designing the internal model it uses for economic capital and stress testing purposes (Pillar II).

## Main developments in 2023

### Personal and physical security

The war in Ukraine continues to have a fundamental impact on the lives of our colleagues and their families, and the way in which we conduct our Ukrainian operations. Yet the impact of the war on ING's non-financial risk profile and on operational event losses continues to be limited, thanks to an extensive set of mitigating measures ING has taken since the start of the war.

In Türkiye, the earthquake in February 2023 had a major impact on the nearly 600 ING employees and their families working and living in the affected area, especially in and around Kahramanmaraş. Tragically, five employees lost their lives in the disaster and four were injured. One local branch was destroyed and three seriously damaged. The operational centre was spared, and has served as a shelter for those employees and their families left homeless. The swift and coordinated response by local staff and our head office in Istanbul focused primarily on supplying aid for the local ING community, but also on retrieving assets from the affected branches. Despite serious disruption to local processes due to damaged infrastructure, the impact to the non-financial risk profile remained limited.

Political and social developments in many societies around the globe have led to further polarisation and protests against governmental and public institutions, impacting the security risk profile of ING Bank and its employees. Various environmental activist groups, e.g. Extinction Rebellion, have protested at ING Bank head office buildings and local branches in the Netherlands, calling on ING to stop financing the fossil-fuel sector. To keep employees and clients safe, and ensure the continuation of business processes, security controls at ING locations around the world are frequently assessed.

### Cybercrime and fraud

The further digitalisation of banking services, increasing electronic exchange of information via different consumer channels, use of and dependency on third-party vendors for services, and the implementation of PSD2 present ongoing cybercrime resilience, fraud management, and IT-security challenges for companies in general, and financial institutions in particular. Both the frequency and the intensity of attacks continue to increase on a global scale. They are becoming more sophisticated too, with the use of artificial intelligence, and the implications of ransomware attacks are a concern in the threat landscape.

The continuous enhancement of the control environment to protect from, and detect and respond to, e-banking fraud, distributed denial-of-service (DDoS), targeted attacks, and more specific ransomware attacks is of ING's highest priority. Based on regular scenario analysis done in ING's first line of defence, additional tools and controls continue to be embedded in the organisation, as part of the overall internal control framework, and we are continuously reassessing these against existing and new threats, as well as the changing modus operandi.

The introduction of new products and evolving threats against those services, combined with developing technologies such as generative AI and deep fake, are continuously presenting short- and medium term fraud management challenges. Cybercriminals are becoming more resourceful in targeting financial and sensitive (payment/personal) data, such as customer user credentials outside the traditional banking environment. For example, criminals can obtain sensitive payment or personal data via social forums such as WhatsApp, dark web shops, by screen scraping user credentials, or through third-party data breaches.

In 2023, these challenges increased, with more sophisticated phishing attempts, improved social-engineering fraud attempts, and high volumes of scams through so-called authorised push-payment frauds. This increase in scams is a major concern for financial institutions, with often devastating consequences for customers. While financial institutions have limited means to prevent such authorised transactions, it is a priority to help prevent this type of fraud.

With legislation such as EBA PSD2, which requires payment service providers to establish a framework with appropriate mitigation measures and control mechanisms, and the continuing emphasis on duty of care, financial institutions are becoming increasingly responsible for losses incurred by clients. Institutions are also taking on more of the burden of reclaiming these losses. Developments as seen in the UK by regulatory changes as well as the upcoming PSD3 requirements, which amends and modernises PSD2, will impact banks more significantly in this area, dramatically increasing banks' exposure.

In addition, economic pressures in many of ING's operating countries could be a factor in pushing customers into fraudulent activity. We notice attempts, impact, and ING's increasing fraud losses in credit facilities, often carried out with forged documentation. ING continues to strengthen its fraud resilience by partnering with peers in the financial industry, as well as law-enforcement authorities and governments. We believe a collaborative approach with other industries is the only way to tackle fraud effectively. ING's global fraud management team brings together skilled fraud-management experts from various domains, and is responsible for making sure that ING's business and fraud strategy remains aligned on fraud threats, market best practices, applicable law and legislation, risk appetite and operational targets.

### Data risk management

Data, whether customer, financial, risk or other business – is core to ING's purpose. Data leads to insights and insights empower people to stay a step ahead in life, and in business. In 2023, ING's Data Management team worked to speed up how quickly we execute our data strategy, to ensure data quality, keep data safe and secure, improve our data literacy, and simplify our data functions. This should enable and support steering to right actions regarding data, including personal data protection, data security, data quality and data ethics. Addressing emerging risks such as AI, most specifically generative AI, and societal concerns around the ethical handling of customer data, are top priorities for ING.

## Identity and access management (IAM)

IAM remains one of the focus areas of ING. It's an important element in our control framework for preventing and mitigating the risk of unauthorised access to IT systems, and the data processed and stored in these systems. This is done by enforcing IAM global processes and controls, which are periodically reviewed and tested. These processes and controls are supported by technologies, tooling, and practices managed by a dedicated IAM team in the Chief Information Security Office (CISO). The team focuses on identifying improvements to address developments both inside and outside ING. In 2023, ING continued the activities to improve in this area, with specific attention given to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls. In 2023, ING identified areas for improvements, with specific attention given to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls.

## Operational resilience

Providing safe, secure and seamless services is at the heart of ING's strategy. Preventing disruptions and ensuring a quick recovery from disruptions is an important element of that. In 2023, ING made further progress with implementing its operational resilience framework. As part of this implementation, we are mapping processes underlying our most critical business services. This includes the facilities, people, third- and intragroup parties, data and technology that support those processes. These processes are then tested against severe but plausible scenarios in an effort to identify weaknesses. This helps ING identify opportunities to enhance its operational resilience. In addition, ING has started with the implementation of the Digital Operational Resilience Act (DORA), which aims to further strengthen the digital operational resilience of financial institutions.

# Compliance risk

## Introduction

Compliance risk is defined as a threat posed to ING's standing resulting from failure to act in line with applicable laws and regulations, internal rules (including ING's Orange Code and global Code of Conduct), and/or societal expectations that apply to the bank's services and activities. A failure to adequately mitigate compliance risk may lead to damage to ING's reputation and/or legal/regulatory sanctions and/or financial loss.

The mission of Compliance is to support ING in conducting its business activities in line with applicable laws and regulations, taking into account ING's internal code of conduct and societal expectations. Compliance wants to drive compliance risk management by desire and design throughout the organisation, unleashing the power of our data, risk expertise, and ING's workforce to keep the bank safe and sound, and help drive new and sustainable ways of doing business.

Within ING, compliance risks are defined as those risks that are within the scope of the ING Compliance Risk Catalogue. The following risk categories apply:

- Financial crime risk refers to the risks of the bank's products and services being abused for illicit purpose generating or disguising financial and/or economic crimes (FEC).
- Conduct risk refers to the compliance risks arising from potential or perceived misconduct by ING or its employees towards its customers, market integrity, business partners, employees, and other stakeholders including society at large.
- Organisational risk refers to the compliance risks arising from actual, potential or perceived flaws in the way that ING is organised and structured including its regulatory and reporting framework.
- Data protection (personal data protection, data retention) risk refers to the personal data protection risk of financial loss, (regulatory fines, reputational damage) due to not protecting the personal data rights of individuals as required, and as to data retention risk, to having the records being destroyed too soon or retained too long.

ESG-related compliance risks have been added as a new risk driver in the compliance risk catalogue. This is taking place in close collaboration with internal stakeholders to make sure that roles and responsibilities with regard to identifying, assessing, managing, and overseeing these risks are in line with ING's organisation globally.

## Governance

The Compliance organisation is part of ING's second line of defence, where Group Compliance sets the methodologies and minimum standards for the bank. Compliance for the business lines Wholesale Banking, and Retail Banking / Rest of World together with Compliance in the Market Leaders countries and functional lines in the countries along with relevant stakeholders from the first line of defence are responsible for the execution of these standards, within the risk appetite set.

Compliance is tasked with instructing, advising, challenging and overseeing the first line of defence in how they manage risks that are within the scope of the ING Compliance Risk Catalogue. Compliance also has an active role in raising awareness (via training and communication), influencing and stimulating a sound compliance risk culture. The risks in scope of the Compliance Risk Catalogue are outlined in the ING Compliance Charter.

Compliance is headed by the chief compliance officer (CCO), who reports directly to the CRO. The CCO has direct access to the Risk Committee of the Supervisory Board. The CCO and the chairperson of the Risk Committee had regular bilateral consultations in 2023.

## OneCompliance strategy

As a global bank in a fast-changing world we want to do the right thing to be safe, secure and compliant for our customers and for society. We achieve this by living up to our OneCompliance strategy.

The OneCompliance strategy is a multi-year, global compliance strategy based on the Compliance Risk Management Cycle, a framework that aims to help ING manage compliance risks consistently across the organisation. In 2023, we further strengthened the operations of the Compliance Risk Management Cycle. This resulted in improved processes around risk coverage and controls. At the same time in intuitive, actionable and insightful management information with a global dashboard in place to take smart decisions and keep oversight on both steering within risk appetite and on our global direction. As we operate in a dynamic and challenging environment, we are continuously learning and improving while reaching a more sustainable and mature level within the Compliance function.

## Know your customer (KYC)

Know your customer and financial crime compliance continue to play a major role in making sure we only engage and do business with people and entities that meet regulatory requirements. Knowing who we do business with is vital to keeping ING safe, secure, and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with customers, and monitor and screen transactions. It is our policy to review potentially unusual transactions and suspicious transactions and, where applicable, report these to the relevant authorities.

We are continuously working to further strengthen the KYC processes across the bank as and where required. This includes enhancing customer due diligence files and making structural improvements in frameworks, processes, and systems.

### Global approach

ING takes a global approach in its KYC improvement activities. In 2023, we continued substituting local technology with global technologies, completing the migration of transaction monitoring to the Global Transaction Monitoring tooling and taking further steps in enhancing use of the global screening application. We made further progress in migrating or moving KYC-related activities from local processing units to our dedicated operational hubs, which offer dedicated expertise and processing capabilities. In 2023, we further defined and refined the global way of working for the Customer Due Diligence (CDD), which enhances effectiveness and efficiency, and aim to implement this in all processing hubs and other ING locations.

### KYC policy framework

The KYC policy and related control standards (the KYC policy framework) set the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity. The framework reflects relevant national and international laws, regulations, guidance documents, and guidelines from national, European and international authorities, (supra)national risk assessments, and industry standards. The framework is updated regularly with subsequent implementations at global scale.

### Knowledge and behaviour

We believe all our people play a role in protecting our customers, the bank, and society against financial crime and fraud. A sound risk culture requires us to act with integrity above all. We want to empower our workforce with the skills and knowledge they need to fight financial crime, and encourage them to speak up if they have concerns around managing financial crime risk.

As in previous years, we ran our (mandatory) training programme for KYC staff. This included continuing our partnership with the Association of Certified Anti-Money Laundering Specialists (ACAMS), to develop and provide tailored, certified training. The ACAMS training portfolio focuses on learning paths that provide professional foundational skills or advanced expertise in a range of topics, including customer due diligence, screening, transaction monitoring, and sanctions. New joiners at ING KYC departments complete a combination of ACAMS and ING internal courses aimed at ensuring their knowledge and skills are up to scratch. We updated our internal training programme following a yearly learning need analysis. In 2023, we included product-specific courses on top of the training focusing on strengthening the risk-management mindset.

For more on behavioural risk see 'Governance'.

## Financial crime risk

Financial crime risk management aims to ensure that new and relevant financial crime trends and insights as well as regulatory requirements are identified, tracked and actioned in a timely manner. In terms of governance, the bank's NFRC, chaired by ING's CRO, is the principal risk management forum where among others, financial crime risks are discussed. This committee reviews and escalates, where appropriate, key financial crime topics, threats and risks across ING to the Executive Board and Management Board Banking. On KYC, the Global KYC Committee, chaired by ING's COO, is mandated by the MBB to steer, prioritise and approve KYC-related topics undertaken across ING, and to oversee compliance with the relevant laws and regulations and internal rules related to KYC. The day-to-day responsibility for the oversight of ING's compliance with our legal and regulatory obligations, in relation to financial crime risks, sits with the global head of Financial Crime Compliance. This global head reports to ING's chief compliance officer, with oversight by the CRO.

We believe all our people have a key role to play in the fight against financial crime. Having a robust and sound risk culture embedded in our day-to-day way of working is a foundational element of our financial crime risk control environment. We define the accountabilities and responsibilities of our workforce in accordance with the three-lines-of-defence model, considering our business, geographical and functional structure.

As an organisation, we're committed to meeting our legal and regulatory requirements and the standards we also expect from ourselves. ING remains subject to (regulatory) investigations and scrutiny in certain jurisdictions, and we're committed to executing and implementing the identified enhancements required in our wider Enhancement Programme (EP) and our financial crime risk framework in a sustainable way for the longer-term.

### Key risk management processes

ING strives to play its part in contributing to the safeguarding of the financial system against illicit financial activity, in the context of heightened and changing regulatory expectations, and as financial crime risks continue to evolve. To live up to our role as a global financial institution in combatting financial crime, we believe it is essential to comply with anti-money laundering and counter-terrorism financing (AML/CTF) laws and regulations, establish a reasonable and risk-based control framework to mitigate financial crime risk, and to seek to provide useful information to relevant government agencies. We also believe it is important to respond swiftly and proactively to new financial crime threats and techniques as well as relevant media reporting.

To mitigate financial crime risks, we apply a framework of preventative and detective systems and controls, underpinned by policy, procedures and related control standards across our global business in all locations where we operate. In 2023, we remained focused on maturing our Financial Economic Crime Controls in the context of the Enhancement Programme (EP) by continuing to strengthen our financial crime risk management framework and supporting sustainable remediation of known issues. At the same time, we acknowledged that the continuous maturing of the financial crime risk management framework, as well as other developments such as regulatory and legislative changes, continued to require our attention and commitment as the bank focused on operational effectiveness (OE). Through robust oversight and challenge as the second line of defence, it is our goal to ensure that OE is demonstrably sustainable.

In line with ING's ambition to have a more data-driven, dynamic, and forward-looking systematic integrity risk analysis (SIRA), in 2023 the SIRA introduced enhancements to the existing process and piloted a proposed methodology. This will contribute to further enhanced insights into the financial crime integrity risks ING may be exposed to. These developments improve the risk identification, reporting quality, and management of these risks in accordance with our risk appetite across our global footprint.

## Bribery and corruption

Bribery and corruption undermine business confidence and corporate integrity, hinders fair business competition, and harms international trade. ING takes these risks seriously: bribery and corruption risks are part of our non-financial risk framework and are in the design of our client and third-party due diligence, and monitoring measures in our financial crime risk management framework. We have continued to strengthen our ability to respond to bribery and corruption risks in key areas as part of our multi-year maturity programme. This supports our zero-tolerance approach to bribery and corruption, meeting the governance elements of our sustainability objectives.

## Customer tax compliance

Compliance with customer tax-related regulations and reporting, obligations, under the Foreign Account Tax Compliance Act (FATCA), the Common Reporting Standard (CRS), and Mandatory Disclosure Rules, aims to ensure that ING is not involved in facilitating tax-related financial crime, such as tax evasion or aggressive tax-avoidance schemes, on behalf of its customers. These obligations and customer tax integrity are of utmost importance to ING. In 2023, we continued to mature its control framework and to improve the quality of our reporting to tax authorities. We also remain proactive to legislative developments and aim at timely preparation for new reporting obligations, such as those introduced by the 2024 Central Electronic System of Payment Information (CESOP) regulation.

## Sanctions

Russia's invasion of Ukraine in 2022 fundamentally changed the global political landscape. It sparked a worldwide response, with significant sanctions packages imposed against Russia and Belarus. In 2023, global sanctions regimes have been increasingly active, creating a complex regulatory and legislative environment. And an intensive focus on sanctions worldwide is expected to continue in coming years. This has also led to an increasing focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating any circumvention or undermining the sanctions' measures. Within the EU, there has been particular focus on the risk that some EU-based businesses may be seeking to circumvent sanctions by exporting illicit goods, such as computer products and electronics, to Russia via third countries. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to stop the sanctions measures from being sidestepped by targeted Russian parties.

The proliferation of sanctions has contributed to increased efforts in ensuring ING's control framework remains robust to mitigate against the bank's sanctions risks. This has included applying greater scrutiny to transactions alerted for heightened risk of non-compliance with applicable sanctions, as well as efforts aimed at ensuring employees and customers are aware of the sanctions and potential circumvention risks. Leveraging intelligence and internal data, work has also been completed to better understand the risks associated with the export of illicit goods from the EU to Russia via third countries, and ING's potential exposure to the threat scenario.

ING's policy generally prohibits relationships or transactions involving sanctioned persons and entities or comprehensively sanctioned countries, territories and their governments. It sometimes also means that ING's risk appetite may be stricter than legal obligations, and we may choose not to support certain customer relationships, business activities and transactions even if permitted by law. As a result of frequent evaluation of the business from economic, strategic and risk-based perspectives, ING, with limited exception, does not engage in business involving certain countries, including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region. ING has a policy not to enter into new relationships with clients from these countries and processes are in place to discontinue existing relationships involving these countries.

## Evolving financial crime landscape

Financial crime continues to evolve, whether through technology, new and sophisticated techniques used by serious and organised criminals, or the results of geopolitical events. The pandemic and associated social changes drove the unprecedented expansion of online and digital services. This in turn has prompted a surge in technological developments and cyber-enabled financial crime. This widespread digitalisation of the economy and artificial intelligence (AI) is leading to a reshaping of previously fixed ideas about methods used to launder and finance terrorism. Criminal groups have been quick to adopt and misuse new technologies, and are already harnessing the power of machine learning, AI, and anonymity-enhancing technologies, such as virtual currencies and mixers, to commit criminal activities. Such developments also enable criminal networks to become more agile, geographically interconnected and cohesive, using the new tools and techniques to circumvent enhanced AML frameworks.

ING takes these threats seriously and believes in responding proactively to such developments. We invest in new and innovative technological capabilities, and continue to enhance our cooperation with law-enforcement agencies, industry bodies and regulators, and to develop intelligence and data-led collaborative solutions to detect and disrupt financial crime. In this context, this may at times include sharing information within ING to manage our financial crime risk exposure, in line with General Data Protection Regulation requirements and local privacy laws and regulations.

### Crimes against society

Society's expectations with regard to financial institutions' accountability for safeguarding the integrity of the financial system have also created an increasingly demanding environment. ING recognises that financial crimes have an adverse impact on individuals, communities, and the environment where they occur. We are committed to conducting our global activities with integrity, and in line with our ethical and social responsibilities. Geopolitical events and economic instability have contributed to rising inflation and the cost-of-living crisis, leaving individuals and businesses vulnerable to criminal exploitation, such as trafficking and corruption.

Labour and sexual exploitation remain the most common forms of human trafficking globally, and recent geopolitical events will also have an impact on the nature and scale of the human trafficking threat. The humanitarian crisis caused by Russia's war in Ukraine has led to increased numbers of women with children being trafficked. Mostly refugees, they are at higher risk of exploitation. Looking ahead, it is possible that existing and future global events will lead to the migration of even more people. In 2023, knowledge on the financial crime risks posed to financial institutions by illegal migration and adult sexual exploitation were shared across ING through the KYC Academy's online learning channel. ING is also participating in the human trafficking working group being run by Europol's Financial Intelligence Public Private Partnership.

Environmental crime is among the most profitable criminal enterprises and covers a wide range of unlawful activities, including the illegal wildlife trade, the illegal extraction and trade of forestry and natural resources, illegal waste and illegal fisheries crime. As well as interface with other crime types, including corruption, trade-based fraud and human trafficking, there is also a convergence between environmental crime and ESG. In 2023, ING continued with our membership of the United for Wildlife Financial Taskforce, and with the United Nations working group on forestry crime, working with private, public and third sector partners to detect illegal crimes in the wildlife and forestry trade.

### EU AML/CFT legislative package

In mid-2021, the European Commission (EC) adopted a package of legislative proposals aimed at strengthening anti-money laundering (AML) and counter-terrorism financing (CTF) rules. Although the proposals are yet to be finalised, ING welcomes this harmonisation, which removes a degree of regulatory complexity. ING has actively participated in workstreams and analyses prepared by banking associations such as the Dutch Banking Association (NVB) and the European Banking Federations to assist us in assessing the potential impact of the AML legislative package on the bank.

In September 2022, the Dutch Central Bank (DNB) published its report 'From Recovery to Balance' on the use of risk-based approaches. Since then, ING has actively participated in roundtable workshops organised by the NVB, which resulted in the creation of multiple 'Industry Baselines' on topics such as enhanced due diligence (EDD) measures for European Commission (EC) high-risk third countries, and ongoing due diligence on certain customer types. ING is in favour of these new baselines. They are a necessary step towards fighting financial crime through the enhanced application of a risk-based approach (RBA): focusing efforts on higher risks, while remaining within the boundaries of the applicable laws and regulations.

### Public-private partnerships

To continue to be more effective in our effort to counter financial economic crime, we work closely with our peers, regulators and law enforcement. This collaboration is of importance to ING. It is most visible through our involvement in public private partnerships (PPPs) in our major markets, but also at an international level - through our Group-level participation in networks such as Europol's Financial Intelligence Public Private Partnership. We recognise that our controls and risk management frameworks benefit from having a direct dialogue with public partners as well as complementing our understanding of relevant and evolving financial crime threats and risks. Sharing and applying these insights across the organisation helps us move beyond technical compliance and enhances our ability to meet regulatory obligations and protect our customers.

In 2023, ING in the Netherlands continued working with the Financial Expertise Center and Fintell Alliance, consisting of Dutch government agencies and three peer banks. Focused on priorities set there, we also continued our involvement in Transaction Monitoring Netherlands (TMNL), where a consortium of Dutch banks work on developing combined transaction monitoring. Both initiatives increase our understanding of potential criminal modus operandi and money flows. Based on these insights, we can work more efficiently and enhance our control framework. ING continues to be a part of the Anti-Financial Crime Alliance in Germany.

## Conduct compliance and ethics

Conduct compliance is the compliance risk that covers risks arising from potential or perceived misconduct by ING or its employees towards its customers, market integrity, business partners, employees, and other stakeholders. It includes customer protection and transparency (treating customers fairly), market conduct (including market manipulation), anti-competitive conduct, conflicts of interest and ethics. Ethics risk includes the Orange Code, Global Code of Conduct, as well as our whistleblower framework.

### Treating customers fairly

As part of a further movement to align the global management of unfair customer treatment risk - already aligned for the Markets in Financial Instruments Directive (MiFID) and the Insurance Distribution Directive (IDD) products and based on local implementation for other products - we have launched an important enhancement by creating the customer centricity policy (CCP), which was approved in July 2023. By setting globally aligned standards based on the ING-aligned view on customer centricity, keeping the Orange Code and Global Code of Conduct in mind, we now have standard global norms and risk management across all jurisdictions, client segments and products. The level of customer protection is determined on the level of client sophistication and related risks, with the highest level of protection for retail customers.

We aim to implement in 2024, when the global standards are tested against local legal requirements. We anticipate, despite the standardisation, significant local differences in implementation due to the absence of EU-wide aligned standards for some products, such as retail mortgages, while there will be more alignment in others, like financial instruments due to the MiFID. The changes also allow further simplification of governance with the client protection and product approval committee (CPAC) now expanding its responsibilities across all aspects of investments services, including advice/suitability.

Alongside the internally focused changes, the Sustainable Finance Disclosure Regulation (SFDR) has been fully implemented. Further preparation is being done for activities relating to the EU retail investment strategy as proposed by the EC, through which feedback is being shared to both industry and regulatory bodies on, in our view, the best way to achieve the aim of the EC: an increased use of the EU Capital Markets by its inhabitants. In addition, the implementation of the changes to the European Market Infrastructure Regulation (EMIR) refit are ongoing.

An important area of focus is the management of compliance-related ESG risks. Greenwashing is a significant risk, related to different aspects and potential root causes - ranging from outings, strategic choices, or individual transactions. With the introduction of greenwashing prevention guidelines, based on ING standards, external events, as well as regulatory guidance, the organisation is enhancing the incorporation of greenwashing risk considerations in the way of doing business. Given that the greenwashing definitions and risk management practices, as well as the regulatory framework, is still in development we do expect significant changes going forward until market and society expectations are set. In addition, further effort is made to mature the role of Compliance alongside the other risk domains in relation to ESG risk management.

### Market conduct

Market conduct risk stems from behaviour that can impact market integrity. As part of our work in 2022 to strengthen our market conduct framework, global procedures on maintaining information barriers, insider lists and communicating inside information were further improved across ING. In 2023, additional steps have been made towards automating, standardising, and centralising our approach to personal account dealing rules across the group. Furthermore, this year two new e-learnings have been designed on inside information and detecting suspicious orders and transactions, with one already rolled out to targeted employees.

### Conflicts of interest

ING, being a large financial institution, is prone to multiple conflicts of interest, due to overlapping interests of different stakeholders as businesses, employees, customers, shareholders, and society. ING has a policy that aims to help to identify, assess, manage and mitigate or prevent (potential) conflicts of interest. It maintains a global register of structural conflicts of interest with respective risk assessment and mitigating measures in place.

### Anti-competitive conduct

Competition law impacts all areas of ING's business. It is ING's policy to adhere to laws and regulations that promote the functioning of markets and fair competition. In 2023, we revised the competition policy, including related framework documents. It is aligned with the EBA guidelines on internal governance, setting out principles on acceptable and unacceptable behaviours linked, in particular, to anti-trust practices. The updated policy will come into effect in 2024.

### Whistleblower

Further enhancements and standardisation to the whistleblower process are being made with the aim of protecting the reporters of concerns, either through protection of identity, and/or by trying to prevent any form of retaliation taking place. A global speak up programme is in place to harmonise the speak up channels for undesirable behaviour. It aims to support reporters in choosing the appropriate channel, ensuring a consistent reporter journey with the same levels of protection. Insights collection across certain channels started to provide management anonymised oversight on the concerns raised, as well as measuring follow-up on concerns that are found to be substantiated. If required, we continue to share sanitised reports with the organisation to promote employees to speak up.

## Data protection

ING is bound by European level and local data protection laws, which can differ from country to country. We have a group-wide personal data protection policy, which aims to enable a consistent approach to our way of processing personal data. This policy is implemented globally by all ING business entities and support functions. In addition, we have implemented binding corporate rules within ING Group with the aim of ensuring appropriate safeguards for our internal data transfers. Our approach can be summarised as 'the right people use the right data for the right purpose'.

### Personal data

In line with the EU's General Data Protection Regulation (GDPR) and other applicable data protection requirements, we aim to process personal data for a specified business purpose in a fair and lawful manner, observing the rights and liberties of data subjects in scope of our activities. We aim to perform data protection impact assessments (DPIAs) and regular internal audits on the personal data processing that we do for clients and employees, including ING's technologies. Our staff is regularly trained on data protection, both globally and locally, through training and awareness initiatives, for both general and targeted audiences.

We strive to be transparent about what we do with the personal data of customers, employees, suppliers and business partners, who we share personal data with and why. Our business entities, support functions, as well as third parties that we engage with, must ensure that the data subject is granted a level of protection equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the European economic area (EEA). Part of the data protection scope is that personal data is managed in a safe and secure manner, in line with current information security standards. More information can be found in the privacy statement on our website (https://www.ing.com/Privacy-Statement.htm).

### Data Protection Compliance department

In 2023, we established a new Data Protection Compliance department (DPC) within Group Compliance. This combined second-line-of defence data protection responsibilities - previously split between Legal and Compliance departments - into one team, leading to a solidified and empowered function. The Bank DPO leads this team, reports to the CCO and has direct management board access. The DPC model is replicated in ING's local entities. The DPC team advises, challenges, and monitors that ING fulfils its GDPR and other relevant obligations towards customers, employees, suppliers, and business partners with the aim of keeping and processing (personal) data in a safe, compliant, and ethical manner. In the first line of defence, a data protection executive is appointed who is accountable for data protection risk as well as the execution of our data protection policy and standards. This executive has ultimate responsibility for the processing of personal data in its ING entity and is supported by a data protection executive office.

## Education

In 2023, to keep our staff informed and to increase awareness on compliance risks, we provided ING staff worldwide with mandatory trainings on financial crime, including tax evasion and aggressive tax avoidance, culture and ethics and data protection.

# Model risk

## Introduction

Model risk is the risk that the financial or reputational position of ING is negatively impacted as a consequence of the use of models. Model risk can arise from errors in the development, implementation, use or interpretation of models, or from incomplete or wrong data etc., leading to inaccurate, non-compliant or misinterpreted model outputs.

A model is defined as a quantitative method, system, or approach that applies statistical, economic, financial or mathematical theories, techniques and assumptions to process input data into quantitative estimates or whose inputs are partially or wholly qualitative or based on expert judgement.

## Governance

The head of Model Risk Management (MoRM) reports to the ING Group chief risk officer. The Model Risk Management Committee (MoRMC) is the dedicated authority within ING for model risk management. It is a committee designated by the MBB and is chaired by the ING Group chief risk officer and vice-chaired by the head of MoRM.

### Model lines of defence

ING's model risk and control structure is based on the three-model-lines-of-defence (MLoD) approach. This approach aims to provide a sound governance framework for model risk management by defining and implementing three different management layers with distinct roles and oversight responsibilities.

The composition and main activities within the three model lines of defence (MLoD):

- The first MLoD is composed of the model owners, model users, data management and model development, and is accountable for the implementation of model risk controls which encompass model development, implementation, and use of the models as well as monitoring of models' performance.
- The second MLoD is composed of model validation and model risk oversight, which owns the model risk management framework, proposes the model risk appetite, provides challenge to model risk identification, and assessment and provides an independent validation of models used within ING.
- The third MLoD is the internal audit, reviewing the quality of model risk management execution in all lines of defence and providing assurance over the first and second-line model risk management activities.

**Model lines of defence**


1st MLoD
Model owners, developers, users
Model development
Model implementation
Model use and performance monitoring
Model risk identification and control
2nd MLoD
Model risk function
Independent model validation
Policies, procedures and advice
Model risk oversight, monitoring and reporting
Senior management
Accountability for compliance
Model risk appetite
Bank-wide model risk management framework with, amongst others, governance, policies, RAS and inventory


3rd MLoD
Internal auditors
Corporate Audit Services

### Model risk appetite (model RAS)

The model risk appetite is designed to determine the level of model risk ING is willing to accept in pursuit of its strategic objectives. Current model RAS metrics are focused on the most important models for ING: credit risk and other models with elevated supervisory attention. These metrics are reported to the MBB monthly.

## Model risk management (MoRM)

The MoRM policy framework comprises the total set of measures and tools put in place to manage model risk. To enable setting model risk management standards that are proportionate to a model's importance, ING classifies models based on their materiality and reputational risk. The classification determines the depth and extent of the applied model risk management activities, including model validation. Next to the generic MoRM policy framework, dedicated model validation procedures are in place. These set the validation standards for the key model types such as credit, market, liquidity, operational risk, IRRBB, KYC, and other model categories. These procedures are continuously being enhanced to keep up to date with regulatory, technical developments and industry trends.

On an aggregated level, model risk is monitored via analysis of data from the global model inventory, collected across the bank to manage ING model's landscape. Insights are reported to the MoRMC and MBB, so senior management can take well-informed decisions on acceptance or further mitigation of model risk.

### Model lifecycle

The next figure provides a schematic overview of the model lifecycle, where orange represents the activities of the first MLoD, grey represents the second MLoD and light grey is the third MLoD. The objectives of the different processes are outlined below.

**Initiation or change**: The initiation of the development of a new model or change in an existing model can be triggered by internal or external factors, such as business needs, regulation changes, new technologies, and/or model validation findings.

**Data collection** is the process of defining and collecting data that meets the requirements for model development. The process includes the definition of the data needed and assessment of data availability and data quality.

**Model development** is a structured process that leads to a model that is consistent with the model owner requirements, bank policy and relevant regulation where applicable.

**Pre-approval validation** is an independent assessment to determine whether a newly developed or materially changed model is valid for its intended use. The approach to model validation is proportional to the model risk and potential model risk as reflected in the ING model risk classification.

The objective of the **model approval** stage is to ensure models are formally approved by the designated approval authority prior to deployment.

During the implementation stage, the model is deployed in a production environment, after completion of required model testing and corresponding approval.

In the **model use** stage, the model is applied by the users for the specific purpose for which it was designed. The model may only be used after formal approval.

The objective of model **monitoring** is to determine if the model is performing as expected by regularly assessing model accuracy and/or predictive ability, considering internal or external developments that may influence model performance. Model performance monitoring begins when a model is deployed for use, and continues until the model has officially been decommissioned.

**Periodic validation** independently assesses, on a regular basis, whether a model is still valid for its intended use, taking into consideration any internal or external changes since the last validation. The frequency of periodic validation depends on the model risk, model type and applicable regulation.

A model that is/will no longer be used must be **decommissioned**.


Decommision
Initiation / Change
Data collection
Development
Pre-approval Validation
Approval
Implementation
Internal Auditor
Inventory & Reporting
Periodic validation
Performance monitoring
Approval
Data collection
Use
1st MLOD
2nd MLOD
3rd MLOD

# Business risk

## Introduction

Business risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins, net fee and commission income, as well as expenses. It is the risk inherent to strategy decisions, internal efficiency and the business environment. Business risk economic capital is calculated via the variance-covariance methodology for these risks. This covers the risk that volume/margins, net fee and commission income, operating expenses, and regulatory expenses/costs will deviate from the expected expenses and incomes over the horizon of the relevant activities.

## Governance and risk management

ING applies an explicit risk appetite statement regarding business risk, focusing on earnings stability and diversification of the business mix. Diversification reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. In addition, the underlying risk types (expense risk, volume-margin risk, net fee and commission income risk, and regulatory costs) are mitigated and managed differently. Expense risk is monitored and managed via the financial performance of the bank and the local units. Through this process, the reported expense numbers are compared quarterly with the projected cost/income ratio. Deviations from this ambition are monitored as part of the financial projections discussed continuously within different parts of the organisation.

# Contents

## Consolidated financial statements



## Notes to the consolidated financial statements



## Notes to the consolidated statement of financial position



## Notes to the consolidated statement of profit or loss



## Segment reporting

## Additional notes to the consolidated financial statements



## Parent company financial statements



## Other information and appendices

# Consolidated statement of financial position

As at 31 December

| in EUR million | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| Cash and balances with central banks 2 | 90,214 | 87,614 |
| Loans and advances to banks 3 | 16,709 | 35,104 |
| Financial assets at fair value through profit or loss 4,6 | | |
| - Trading assets | 60,229 | 56,870 |
| - Non-trading derivatives | 2,028 | 3,893 |
| - Designated as at fair value through profit or loss | 5,775 | 6,159 |
| - Mandatorily at fair value through profit or loss | 54,983 | 46,844 |
| Financial assets at fair value through other comprehensive income 5,6 | 41,116 | 31,625 |
| Securities at amortised cost 6 | 48,313 | 48,160 |
| Loans and advances to customers 7 | 642,402 | 635,506 |
| Investments in associates and joint ventures 8 | 1,509 | 1,500 |
| Property and equipment 9 | 2,399 | 2,446 |
| Intangible assets 10 | 1,198 | 1,102 |
| Current tax assets | 311 | 349 |
| Deferred tax assets 34 | 1,280 | 1,796 |
| Other assets 11 | 7,117 | 8,850 |
| **Total assets** | **975,583** | **967,817** |

| in EUR million | 2023 | 2022 |
|---|---|---|
| **Liabilities** | | |
| Deposits from banks 12 | 23,257 | 56,632 |
| Customer deposits 13 | 650,267 | 640,770 |
| Financial liabilities at fair value through profit or loss 14 | | |
| - Trading liabilities | 37,220 | 39,088 |
| - Non-trading derivatives | 2,019 | 3,048 |
| - Designated as at fair value through profit or loss | 55,400 | 50,883 |
| Current tax liabilities | 396 | 325 |
| Deferred tax liabilities 34 | 184 | 257 |
| Provisions 15 | 920 | 1,052 |
| Other liabilities 16 | 13,667 | 13,646 |
| Debt securities in issue 17 | 124,670 | 95,918 |
| Subordinated loans 18 | 15,401 | 15,786 |
| Total liabilities | **923,400** | **917,405** |
| | | |
| **Equity 19** | | |
| Share capital and share premium | 17,151 | 17,154 |
| Other reserves | -2,763 | -2,189 |
| Retained earnings | 36,852 | 34,944 |
| **Shareholders' equity (parent)** | **51,240** | **49,909** |
| Non-controlling interests | 944 | 504 |
| **Total equity** | **52,184** | **50,413** |
| | | |
| **Total liabilities and equity** | **975,583** | **967,817** |

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

# Consolidated statement of profit or loss

For the years ended 31 December

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest income using effective interest rate method | 44,486 | 24,537 | 18,639 |
| Other interest income | 7,741 | 3,934 | 2,474 |
| **Total interest income** | **52,227** | **28,470** | **21,114** |
| | | | |
| Interest expense using effective interest rate method | -28,526 | -10,952 | -5,533 |
| Other interest expense | -7,726 | -3,762 | -1,966 |
| **Total interest expense** | **-36,252** | **-14,714** | **-7,499** |
| | | | |
| **Net interest income** 20 | **15,976** | **13,756** | **13,615** |
| | | | |
| Fee and commission income | 5,109 | 5,085 | 5,004 |
| Fee and commission expense | -1,514 | -1,499 | -1,487 |
| **Net fee and commission income** 21 | **3,595** | **3,586** | **3,517** |
| | | | |
| Valuation results and net trading income 22 | 2,910 | 1,501 | 847 |
| Investment income 23 | 95 | 181 | 167 |
| Share of result from associates and joint ventures 8 | 149 | 92 | 141 |
| Impairment of associates and joint ventures 8 | -5 | -192 | -3 |
| Result on disposal of group companies | 0 | 6 | -29 |
| Net result on derecognition of financial assets measured at amortised cost | 3 | -5 | 0 |
| Other net income 24 | -147 | -363 | 236 |
| **Total income** | **22,575** | **18,561** | **18,490** |

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Addition to loan loss provisions | 520 | 1,861 | 516 |
| Staff expenses 25 | 6,725 | 6,152 | 5,941 |
| Other operating expenses 26 | 4,839 | 5,047 | 5,251 |
| **Total expenses** | **12,084** | **13,060** | **11,708** |
| | | | |
| **Result before tax** | **10,492** | **5,502** | **6,782** |
| | | | |
| Taxation 34 | 2,970 | 1,725 | 1,877 |
| **Net result** | **7,521** | **3,777** | **4,905** |
| | | | |
| **Net result attributable to:** | | | |
| Non-controlling interests | 235 | 102 | 128 |
| Shareholders of the parent | 7,287 | 3,674 | 4,776 |
| | **7,521** | **3,777** | **4,905** |
| | | | |
| in EUR | | | |
| **Earnings per ordinary share** 28 | | | |
| Basic earnings per ordinary share | 2.05 | 1.02 | 1.23 |
| Diluted earnings per ordinary share | 2.04 | 1.01 | 1.23 |

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

# Consolidated statement of comprehensive income

For the years ended 31 December

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Net result (before non-controlling interests)** | 7,521 | 3,777 | 4,905 |
| | | | |
| **Other comprehensive income** | | | |
| Items that will not be reclassified to the statement of profit or loss: | | | |
| Realised and unrealised revaluations property in own use | 10 | 15 | -2 |
| Remeasurement of the net defined benefit asset/liability 33 | -85 | -19 | 95 |
| Net change in fair value of equity instruments at fair value through other comprehensive income | -30 | -126 | 96 |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | -39 | 165 | 37 |
| | | | |
| Items that may subsequently be reclassified to the statement of profit or loss: | | | |
| Net change in fair value of debt instruments at fair value through other comprehensive income | 68 | -428 | -178 |
| Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss | 9 | -26 | -42 |
| Changes in cash flow hedge reserve | 1,138 | -3,158 | -1,955 |
| Exchange rate differences [1] | -85 | 436 | 143 |
| Share of other comprehensive income of associates and joint ventures and other income | 0 | 0 | -3 |
| **Total comprehensive income** | **8,507** | **636** | **3,096** |
| | | | |
| **Comprehensive income attributable to:** | | | |
| Non-controlling interests | 444 | -190 | -247 |
| Shareholders of the parent | 8,064 | 826 | 3,343 |
| | **8,507** | **636** | **3,096** |

1 Includes impact of application of hyperinflation accounting under IAS 29.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

For the disclosure on the income tax effects on each component of the other comprehensive income, reference is made to Note 34 'Taxation'.

# Consolidated statement of changes in equity

| in EUR million | Share capital and share premium | Other reserves | Retained earnings | Shareholders' equity (parent) | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|
| **Balance as at 31 December 2022** | **17,154** | **-2,189** | **34,944** | **49,909** | **504** | **50,413** |
| Impact of changes in accounting policies [1] | | | -45 | -45 | -1 | -46 |
| **Balance as at 1 January 2023** | **17,154** | **-2,189** | **34,899** | **49,863** | **503** | **50,367** |
| | | | | | | |
| Net change in fair value of equity instruments at fair value through other comprehensive income | | -34 | -1 | -35 | 5 | -30 |
| Net change in fair value of debt instruments at fair value through other comprehensive income | | 53 | | 53 | 15 | 68 |
| Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss | | 9 | | 9 | 0 | 9 |
| | | | | | | |
| Changes in cash flow hedge reserve | | 997 | | 997 | 141 | 1,138 |
| Realised and unrealised revaluations property in own use | | 2 | 8 | 10 | 0 | 10 |
| Remeasurement of the net defined benefit asset/liability 33 | | -85 | | -85 | 0 | -85 |
| Exchange rate differences | | -132 | | -132 | 47 | -85 |
| Share of other comprehensive income of associates and joint ventures and other income | | -892 | 892 | 0 | | 0 |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | | -39 | | -39 | | -39 |
| **Total amount recognised directly in other comprehensive income net of tax** | | **-122** | **899** | **777** | **209** | **986** |
| Net result | | 336 | 6,951 | 7,287 | 235 | 7,521 |
| **Total comprehensive income net of tax** | | **214** | **7,850** | **8,064** | **444** | **8,507** |
| | | | | | | |
| Dividends 29 | | | -2,668 | -2,668 | -3 | -2,671 |
| Share buyback programme | -2 | -781 | -3,217 | -4,000 | | -4,000 |
| Changes in treasury shares | | -8 | | -8 | | -8 |
| Employee share plans | | | -7 | -7 | 0 | -7 |
| Changes in the composition of the group and other changes | | | -5 | -5 | 0 | -5 |
| **Balance as at 31 December 2023** | **17,151** | **-2,763** | **36,852** | **51,240** | **944** | **52,184** |

1 Changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

# Consolidated statement of changes in equity – continued

| in EUR million | Share capital and share premium | Other reserves | Retained earnings | Shareholders' equity (parent) | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|
| **Balance as at 31 December 2021** | **17,144** | **-544** | **37,318** | **53,919** | **736** | **54,654** |
| Impact IAS 29 on opening balance | | 627 | -563 | 64 | | 64 |
| **Balance as at 1 January 2022** | **17,144** | **83** | **36,756** | **53,983** | **736** | **54,718** |
| | | | | | | |
| Net change in fair value of equity instruments at fair value through other comprehensive income | | -95 | -23 | -118 | -7 | -126 |
| Net change in fair value of debt instruments at fair value through other comprehensive income | | -406 | | -406 | -22 | -428 |
| Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss | | -25 | | -25 | -1 | -26 |
| | | | | | | |
| Changes in cash flow hedge reserve | | -2,901 | | -2,901 | -257 | -3,158 |
| Realised and unrealised revaluations property in own use | | -12 | 26 | 15 | 0 | 15 |
| Remeasurement of the net defined benefit asset/liability 33 | | -19 | | -19 | 1 | -19 |
| Exchange rate differences | | 442 | | 442 | -5 | 436 |
| Share of other comprehensive income of associates and joint ventures and other income | | 26 | -26 | | | |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | | 150 | 15 | 165 | | 165 |
| **Total amount recognised directly in other comprehensive income net of tax** | | **-2,840** | **-8** | **-2,848** | **-292** | **-3,140** |
| Net result | | 161 | 3,513 | 3,674 | 102 | 3,777 |
| **Total comprehensive income net of tax** | | **-2,679** | **3,506** | **826** | **-190** | **636** |
| | | | | | | |
| Dividends and other cash distribution 29 | | | -3,349 | -3,349 | -41 | -3,390 |
| Share buyback programme | -2 | 403 | -1,983 | -1,582 | | -1,582 |
| Changes in treasury shares | | 4 | | 4 | | 4 |
| Employee share plans | 12 | | 15 | 27 | 0 | 27 |
| Changes in the composition of the group and other changes | | | -1 | -1 | 0 | -1 |
| **Balance as at 31 December 2022** | **17,154** | **-2,189** | **34,944** | **49,909** | **504** | **50,413** |

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

# Consolidated statement of changes in equity – continued

| in EUR million | Share capital and share premium | Other reserves | Retained earnings | Shareholders' equity (parent) | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|
| **Balance as at 31 December 2020** | **17,128** | **2,329** | **35,180** | **54,637** | **1,022** | **55,659** |
| | | | | | | |
| Net change in fair value of equity instruments at fair value through other comprehensive income | | 101 | -6 | 94 | 2 | 96 |
| Net change in fair value of debt instruments at fair value through other comprehensive income | | -164 | | -164 | -13 | -178 |
| Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss | | -40 | | -40 | -1 | -42 |
| | | | | | | |
| Changes in cash flow hedge reserve | | -1,603 | | -1,603 | -352 | -1,955 |
| Realised and unrealised revaluations property in own use | | -13 | 11 | -2 | 0 | -2 |
| Remeasurement of the net defined benefit asset/liability | | 95 | | 95 | | 95 |
| Exchange rate differences | | 153 | | 153 | -10 | 143 |
| Share of other comprehensive income of associates and joint ventures and other income | | -21 | 18 | -3 | | -3 |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | | 37 | | 37 | | 37 |
| **Total amount recognised directly in other comprehensive income net of tax** | | **-1,456** | **23** | **-1,433** | **-375** | **-1,809** |
| Net result | | 191 | 4,585 | 4,776 | 128 | 4,905 |
| **Total comprehensive income net of tax** | | **-1,265** | **4,608** | **3,343** | **-247** | **3,096** |
| | | | | | | |
| Dividends and other cash distribution | | | -2,342 | -2,342 | -40 | -2,382 |
| Share buyback programme | | -1,604 | -140 | -1,744 | | -1,744 |
| Changes in treasury shares | | -4 | | -4 | | -4 |
| Employee share plans | 16 | | 12 | 29 | 0 | 29 |
| **Balance as at 31 December 2021** | **17,144** | **-544** | **37,318** | **53,919** | **736** | **54,654** |

Changes in individual Reserve components are presented in Note 19 'Equity'.

# Consolidated statement of cash flows

| in EUR million, for the years ended 31 December | | 2023 | 2022 | 2021 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| **Result before tax** | | 10,492 | 5,502 | 6,782 |
| Adjusted for: | – Depreciation and amortisation | 674 | 711 | 834 |
| | – Addition to loan loss provisions | 520 | 1,861 | 516 |
| | – Revaluations | -2,835 | 4,711 | -103 |
| | – Other non-cash items in Result before tax | 447 | 813 | 516 |
| Taxation paid | | -2,700 | -1,474 | -1,873 |
| Changes in: | – Loans and advances to banks, not available on demand | 12,693 | -5,837 | 262 |
| | – Deposits from banks, not payable on demand | -31,804 | -26,976 | 8,438 |
| | – Trading assets | -3,359 | -5,489 | -25 |
| | – Trading liabilities | -1,869 | 11,975 | -5,596 |
| | – Loans and advances to customers | -5,816 | -19,297 | -27,860 |
| | – Customer deposits | 8,513 | 25,057 | 10,339 |
| | – Non-trading derivatives | 2,409 | -5,469 | 290 |
| | – Assets designated at fair value through profit or loss | 260 | 45 | -1,907 |
| | – Assets mandatorily at fair value through profit or loss | -7,402 | -4,143 | 1,650 |
| | – Other assets | 1,727 | -2,866 | -113 |
| | – Other financial liabilities at fair value through profit or loss | 4,391 | 9,886 | -6,791 |
| | – Provisions and other liabilities | 2,320 | -123 | -304 |
| **Net cash flow from/(used in) operating activities** | | **-11,340** | **-11,112** | **-14,943** |
| | | | | |
| **Cash flows from investing activities** | | | | |
| Investments and advances: | – Associates and joint ventures | -55 | -48 | -91 |
| | – Financial assets at fair value through other comprehensive income | -19,995 | -18,806 | -13,186 |
| | – Securities at amortised cost | -49,614 | -24,651 | -44,945 |
| | – Property and equipment | -246 | -231 | -184 |
| | – Other investments | -310 | -198 | -179 |
| Disposals and redemptions: | – Associates and joint ventures | 164 | 58 | 57 |
| | – Disposal of subsidiaries, net of cash disposed | 0 | 7 | 27 |
| | – Financial assets at fair value through other comprehensive income | 11,913 | 14,526 | 17,750 |
| | – Securities at amortised cost | 49,525 | 23,943 | 46,933 |
| | – Property and equipment | 57 | 83 | 39 |
| | – Other investments | 15 | 10 | 0 |
| **Net cash flow from/(used in) investing activities** | | **-8,545** | **-5,307** | **6,220** |
| | | | | |
| **Cash flows from financing activities** 32 | | | | |
| Proceeds from debt securities | | 116,436 | 92,707 | 85,113 |
| Repayments of debt securities | | -90,574 | -82,844 | -76,150 |
| Proceeds from issuance of subordinated loans | | 2,225 | 983 | 3,163 |
| Repayments of subordinated loans | | -2,894 | -1,090 | -2,449 |
| Repayments of principal portion of lease liabilities | | -291 | -296 | -301 |
| Purchase/sale of treasury shares | | -3,531 | -1,717 | -1,608 |
| Dividends paid | | -2,967 | -3,093 | -2,382 |
| Other financing | | 0 | 0 | 1 |
| **Net cash flow from/(used in) financing activities** | | **18,404** | **4,649** | **5,387** |
| | | | | |
| **Net cash flow** | | **-1,481** | **-11,770** | **-3,335** |
| | | | | |
| **Cash and cash equivalents at beginning of year** | | 95,391 | 107,665 | 111,566 |
| Effect of exchange rate changes on cash and cash equivalents | | -898 | -504 | -565 |
| **Cash and cash equivalents at end of year** | | **93,012** | **95,391** | **107,665** |

# Consolidated statement of cash flows – continued

| Cash and cash equivalents | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Treasury bills and other eligible bills included in securities at AC | 0 | 1 | 23 |
| Deposits from banks | -5,132 | -6,172 | -7,059 |
| Loans and advances to banks | 7,931 | 13,948 | 8,181 |
| Cash and balances with central banks | 90,214 | 87,614 | 106,520 |
| Cash and cash equivalents at end of year | **93,012** | **95,391** | **107,665** |

Cash and cash equivalents includes deposits from banks and loans and advances to banks that are payable on demand.

Included in Cash and cash equivalents are minimum mandatory reserve deposits held at various central banks. Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on Cash and balances with central banks.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

The table below presents the Interest and dividend received and paid.

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest received | 51,029 | 28,105 | 21,496 |
| Interest paid | -33,734 | -14,193 | -8,705 |
| | **17,295** | **13,911** | **12,791** |
| | | | |
| Dividend received [1] | 205 | 229 | 172 |
| Dividend paid | -2,967 | -3,093 | -2,382 |

1 Includes dividends received as recognised within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividends paid and received from trading positions have been included.

Dividends received from associates and joint ventures are included in investing activities, interest received, interest paid and other dividends received are included in operating activities and dividend paid is included in financing activities in the Consolidated statement of cash flows.

# Notes to the Consolidated financial statements

## 1 Basis of preparation and material accounting policy information

### 1.1 Reporting entity and authorisation of the Consolidated financial statements

ING Groep N.V. (Naamloze vennootschap) is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year ended 31 December 2023, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2023, were authorised for issue in accordance with a resolution of the Executive Board on 4 March 2024. The Executive Board has the power to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of the Shareholders may decide not to adopt the financial statements, but may not amend these.

### 1.2 Basis of preparation of the Consolidated financial statements

The ING Group Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the relevant articles of Part 9 of Book 2 of the Dutch Civil Code.

IFRS as adopted by the EU are IFRS Standards and IFRS Interpretations as issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) with some limited modifications such as the temporary 'carve-out' from IAS 39 'Financial Instruments: Recognition and Measurement' (herein, referred to as IFRS).

Under the EU carve-out, ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging). For further information, reference is made to paragraph 1.5.4 'Derivatives and hedge accounting' of this note and to Note 36 Derivatives and hedge accounting.

The ING Group Consolidated financial statements have been prepared on a going concern basis and there are no significant doubts about the ability of ING Group to continue as a going concern.

The Consolidated financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.

#### 1.2.1 Presentation of Risk management disclosures

To improve transparency, reduce duplication and present related information in one place, certain disclosures of the nature and extent of risks related to financial instruments required by IFRS 7 'Financial instruments: Disclosures' are included in the 'Risk management' section of the Annual Report.

These disclosures are an integral part of ING Group Consolidated financial statements and are indicated in the 'Risk management' section by the symbol (*). Chapters, paragraphs, graphs or tables within the 'Risk management' section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Consolidated financial statements.

### 1.3 Changes to accounting policies and presentation

ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements.

In 2023, ING Group updated the presentation in Note 13 'Customer deposits' to improve consistency and comparability. Comparative figures for 2022 have been updated accordingly.

### 1.3.1 Changes in IFRS effective in 2023

ING Group had the following changes in accounting policies in the current reporting period:

**IFRS 17 'Insurance Contracts'**

IFRS 17, a new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure requirements, became effective on 1 January 2023. IFRS 17 replaces IFRS 4 'Insurance Contracts', which allowed diversity in accounting practices for insurance contracts. IFRS 17 includes an optional scope exclusion for loans with death waivers.

ING Group does not have an insurance business, but on a limited basis sells insurance products as a broker where it does not run the insurance risk, hence such contracts are not in scope of IFRS 17. However, ING Group has a portfolio of loans with death waivers in the Netherlands with a net carrying amount of EUR 743 million at 1 January 2023. While IFRS 4 allowed separation of such contracts into two components in the past (a loan in scope of IFRS 9 'Financial Instruments' measured at amortised cost and an insurance contract for the death waiver feature in scope of IFRS 4), IFRS 17 no longer allows such separation and requires such instruments to be accounted for in their entirety using either IFRS 9 or IFRS 17.

ING Group chooses to apply IFRS 9 'Financial Instruments' to such loans with death waivers. As a result, this portfolio no longer meets the 'solely payments of principal and interest' (SPPI) criterion. This causes the portfolio to be measured at fair value through profit or loss instead of amortised cost from 1 January 2023. This reclassification led to EUR -13 million impact on the opening total equity at 1 January 2023. Therefore, the financial impact of IFRS 17 on ING Group is limited.

**Accounting treatment of non-financial guarantees**

ING Group changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights (such as performance and other non-financial guarantees as well as letters of credit) from IAS 37 principles to loan commitment accounting under IFRS 9. The re-scoping was triggered by the introduction of IFRS 17 Insurance contracts and results in reliable and more relevant information, particularly when credit risk is elevated as IFRS 9 expected credit losses model captures that risk earlier than IAS 37. This voluntary policy change had a limited impact on ING's opening total equity of EUR -33 million.

**Other changes in IFRS effective in 2023 (endorsed by the EU):**

The following amendments to IFRS became effective in the current reporting period with no significant impact for ING:

- Amendments to IAS 1 'Presentation of Financial Statements': Disclosure of Accounting Policies (issued in February 2021).
- Amendments to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors': Definition of Accounting Estimates (issued in February 2021).
- Amendments to IAS 12 'Income Taxes': Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (issued in May 2021).
- Amendments to IAS 12 'Income Taxes': International Tax Reform - Pillar Two Model Rules. These amendments allow ING Group to scope out Pillar Two model rules from the deferred tax recognition and related disclosure requirements. More information on ING Group's exposure to Pillar Two model rules is included in Note 31 'Information on geographical areas'.

### 1.3.2 Upcoming changes in IFRS after 2023

The following published amendments are not mandatory for 2023 and have not been early adopted by ING Group. The implementation of these amendments is expected to have no significant impact on ING Group's Consolidated financial statements when they become effective.

**Effective in 2024 (endorsed by the EU):**

- Amendments to IFRS 16 'Leases': Lease Liability in a Sale and Leaseback (issued in September 2022).
- Amendments to IAS 1 'Presentation of Financial Statements': Classification of Liabilities as Current or Non-current (issued in January 2020).

**Effective in 2024 (not yet endorsed by the EU):**

- Amendments to IAS 7 'Statement of Cash flows' and IFRS 7 'Financial Instruments: Disclosures': Supplier Finance Arrangements (issued in May 2023).

**Effective in 2025 (not yet endorsed by the EU):**

- Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (issued in August 2023).

## 1.4 Significant judgements and critical accounting estimates and assumptions

The preparation of the Consolidated financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

ING Group has identified areas that require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may or may not change in future periods. These areas are:

- Loan loss provisions (financial assets) (refer to Note 1.5.6 'Impairment of financial assets');
- The determination of the fair values of financial assets and liabilities (refer to Note 1.5.3 for 'Fair values of financial assets and liabilities');
- Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses (refer to Note 1.10 'Investments in associates and joint ventures);
- Provisions (refer to Note 1.15 'Provisions, contingent liabilities and contingent assets'); and
- Accounting for Targeted Longer-Term Refinancing Operations (TLTRO) (refer to Note 1.5.8 'Accounting for Targeted Longer-Term Refinancing Operations (TLTRO)').

## 1.5 Financial instruments

ING Group applies IFRS 9 'Financial Instruments' to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. ING Group applies the requirements of IAS 39 'Financial Instruments: Recognition and Measurement' for hedge accounting purposes.

### 1.5.1 Recognition and derecognition of financial instruments

**Recognition of financial assets**
Financial assets are recognised in the balance sheet when ING Group becomes a party to the contractual provisions of the instrument. For a regular way purchase or sale of a financial asset, trade date and settlement date accounting is applied depending on the classification of the financial asset.

**Derecognition of financial assets**
Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where ING Group has transferred the rights to receive the cash flows from the financial asset or assumed an obligation to pass on the cash flows and has transferred substantially all the risks and rewards of the asset. If ING Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. The difference between the carrying amount of a financial asset that has been derecognised and the consideration received is recognised in profit or loss.

**Recognition of financial liabilities**
Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument.

**Derecognition of financial liabilities**
Financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in profit or loss.

### 1.5.2 Classification and measurement of financial instruments

### Financial assets

ING Group classifies its financial assets in the following measurement categories:

- those to be measured subsequently at fair value (either through OCI, or through profit or loss); and
- those to be measured at amortised cost (AC).

At initial recognition, ING Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss (FVPL) are expensed in the statement of profit or loss.

### Financial assets – Debt instruments

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows at initial recognition.

**Business models**
Business models are classified as Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other depending on how a portfolio of financial instruments as a whole is managed. ING Group's business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed and on historic and expected future sales. Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date (where the proceeds from the sales approximate the collection of the remaining contractual cash flows), are insignificant in value (both individually and in aggregate) or are infrequent.

**Contractual cash flows Solely Payments of Principal and Interest (SPPI)**
The contractual cash flows of a financial asset are assessed to determine whether they represent SPPI.

Interest includes consideration for the time value of money, credit risk and for other basic lending risks such as consideration for liquidity risk and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

In assessing whether the contractual cash flows are SPPI, ING Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Based on the entity's business model for managing the financial assets and the contractual terms of the cash flows, there are three measurement categories into which ING Group classifies its debt instruments:

- Amortised Cost (AC):
  Debt instruments that are held for collection of contractual cash flows under a HtC business model where those cash flows represent SPPI are measured at AC. Interest income from these financial assets is included in Interest income using the Effective Interest Rate (EIR) method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented as a separate line item in the statement of profit or loss.
- FVOCI:
  Debt instruments that are held for collection of contractual cash flows and for selling the financial assets under a HtC&S business model, where the assets' cash flows represent SPPI, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and presented in Investment income or Other net income, based on the specific characteristics of the business model. Interest income from these financial assets is included in Interest income using the EIR method. Impairment losses are presented as a separate line item in the statement of profit or loss.
- FVPL:
  Debt instruments that do not meet the criteria for AC or FVOCI are measured at FVPL. This includes debt instruments that are held-for-trading (presented separately as Trading assets) and all other debt instruments that do not meet the criteria for AC or FVOCI (presented separately as Mandatorily at FVPL). ING Group may in some cases, on initial recognition, irrevocably designate a financial asset as classified and measured at FVPL. This is the case where doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise on assets measured at AC or FVOCI. Fair value movements on trading securities, trading loans and deposits (mainly reverse repo's) are presented fully within valuation result and net trading income, this also includes interest. The interest arising on financial assets designated as at FVPL is recognised in profit or loss and presented within Interest income or Interest expense in the period in which it arises. The interest arising on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within Interest income or Interest expense in the period in which it arises.

ING Group reclassifies debt instruments if, and only if, its business model for managing those financial assets changes. Such changes in business models are expected to be very infrequent. There have been no reclassifications during the reporting period.

### Financial assets – Equity instruments

All equity investments are measured at fair value. ING Group applies the fair value through OCI option to investments which are considered strategic, consisting of investments that add value to ING Group's core banking activities.

There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of investments if elected to be classified and measured as FVOCI. However, the cumulative gain or loss is transferred within equity to retained earnings on derecognition of such equity instruments. Dividends from such investments continue to be recognised in profit or loss as Investment income when ING Group's right to receive payments is established. Impairment requirements are not applicable to equity investments classified and measured as FVOCI.

Other remaining equity investments are measured at FVPL. All changes in the fair value are recognised in Valuation result and Net trading income in the Consolidated statement of profit or loss.

### Financial liabilities

Financial liabilities are classified and subsequently measured at AC, except for financial guarantee contracts, derivatives and liabilities designated at FVPL. Financial liabilities classified and measured at FVPL are presented as follows:

- the amount of change in the fair value that is attributable to changes in own credit risk of the liability designated at FVPL is presented in OCI. Upon derecognition this Debit Valuation Adjustment (DVA) impact does not recycle from OCI to profit or loss;

- the remaining amount of change in the fair value is presented in profit or loss in 'Valuation results and net trading income'. Interest on financial liabilities at FVPL is also recognised in the valuation result, except for items voluntarily designated as FVPL for which interest is presented within 'Interest income (expense).

A financial guarantee contract is a contract that requires ING Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 'Financial instruments' (see section 'Impairment of financial assets') and (b) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue recognition principle of IFRS 15 'Revenue from contracts with customers'.

### Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the Consolidated statement of financial position. The counterparty liability is measured at FVPL (designated) and included in Other financial liabilities at FVPL if the asset is measured at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits, or Trading, as appropriate.

Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the Consolidated statement of financial position. The consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, Other financial assets at FVPL or Trading assets, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method for instruments that are not measured at FVPL.

## 1.5.3 Fair values of financial assets and liabilities

All financial assets and liabilities are recognised initially at fair value. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a material difference between the transaction price and the fair value of financial instruments whose fair value is based on a valuation technique using significant unobservable inputs, the entire day one difference (a 'Day One Profit or Loss') is deferred. ING Group defers the Day One Profit or Loss relating to financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The deferred Day One Profit or Loss is recognised in the statement of profit or loss over the life of the transaction until the transaction matures, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. In all other cases, ING Group recognises the difference as a gain or loss at inception.

Subsequently, except for financial assets and financial liabilities measured at amortised cost, all the other financial assets and liabilities are measured at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It assumes that market participants would use and take into account the characteristics of the asset or liability when pricing the asset or liability. Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted prices in an active market may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

For certain financial assets and liabilities, quoted market prices are not available. For such instruments, fair value is determined using valuation techniques. These range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING Group maximises the use of market observable inputs and minimises the use of unobservable inputs in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis when possible.

When a group of financial assets and liabilities are managed on the basis of their net risk exposures, the fair value of a group of financial assets and liabilities are measured on a net portfolio level.

To include credit risk in fair value, ING Group applies both Credit and Debit Valuation Adjustments (CVA, DVA, also known as Bilateral Valuation Adjustments or BVA). Own issued debt and structured notes that are designated at FVPL are adjusted for ING Group's own credit risk by means of a DVA. To include the funding risk, ING Group applies an additional 'Funding Valuation Adjustment' (FVA) to the uncollateralised derivatives based on the market price of funding liquidity.ING Group also applies to certain positions other valuation adjustments to arrive at the fair value: Bid-Offer adjustments, Model Risk Adjustments and Collateral Valuation Adjustments (CollVA).

**Significant judgements and critical accounting estimates and assumptions:**

- Even if market prices are available, when markets are less liquid there may be a range of prices for the same security from different price sources. Selecting the most appropriate price requires judgement and could result in different estimates of fair value.
- Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.
- Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to minimise the potential risks of economic losses due to incorrect or misused models.
- Assessing whether a market is active, and whether an input is observable and significant, requires judgement. ING Group categorises its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three-level hierarchy based on the observability and significance of the valuation inputs. The use of different approaches to assess whether a market is active, whether an input is observable, and whether an unobservable input is significant could produce different classification within the fair value hierarchy as well as potentially different deferral of the Day One Profit or Loss.
- Reference is made to Note 35 'Fair value of assets and liabilities ' and to the 'Market risk' paragraph in the 'Risk management' section of the Annual Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

### 1.5.4 Derivatives and hedge accounting

IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with hedge accounting under IAS 39. ING Group decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of 1 January 2018. Furthermore, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro fair value hedges) in accordance with the EU carve-out version of IAS 39.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including market transactions and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Fair value movements on derivatives are presented in profit or loss in Valuation result and net trading income, except for derivatives in either a formal hedge relationship and so-called economic hedges that are not in a formal hedge accounting relationship where a component is presented separately in interest result in line with ING Group's risk management strategy.

Embedded derivatives are separated from financial liabilities and other non-financial contracts and accounted for as a derivative if, and only if:

1. the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
3. the combined instrument is not measured at fair value with changes in fair value reported in profit or loss.

If an embedded derivative is separated, the host contract is accounted for as a similar free-standing contract.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. ING Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

At the inception of the transaction, ING Group documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. ING Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

#### Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the statement of profit or loss, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised through the statement of profit or loss over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the statement of profit or loss only when the hedged item is derecognised.

## Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the Other Comprehensive Income. The gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Amounts accumulated in the Other Comprehensive Income are recycled to the statement of profit or loss in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the Other Comprehensive Income at that time remains in the Other Comprehensive Income and is recognised when the forecast transaction is ultimately recognised in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the Other Comprehensive Income is transferred immediately to the statement of profit or loss.

## Net investment hedges

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the Other Comprehensive Income and the gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Gains and losses accumulated in the Other Comprehensive Income are included in the statement of profit or loss when the foreign operation is disposed.

## IBOR Transition – specific policies for hedges directly affected by IBOR reform

As explained in the 'IBOR Transition' paragraph of the 'Risk management' section, a fundamental review of important interest rates benchmarks has been carried out, and it is still in process for some of them (for instance, WIBOR).

Given that IBOR reform may have various accounting implications, the International Accounting Standards Board (IASB) has undertaken a two-phase project. Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. Phase 1 amendments to IFRS were issued by the IASB in 2019. Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS were issued by the IASB in 2020.

Phase 1 amendments to IFRS allow ING Group to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions, interbank offered rates are assumed to continue unaltered for the purposes of hedge accounting until such time as the uncertainty is resolved.

More specifically, the following temporary reliefs are part of the Phase 1 amendments:

- Highly probable requirement for cash flow hedges
  When determining whether a forecast transaction is highly probable, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform.
- Prospective assessment of hedge effectiveness
  When performing the prospective assessment it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform.
- Retrospective assessment of hedge effectiveness
  When performing the retrospective assessment hedges are allowed to pass the assessment even if actual results are outside the 80-125% range, during the period of uncertainty arising from the IBOR reform.
- Designation of a component of an item as a hedged item
  For hedges of the benchmark component of interest rate risk affected by the reform, the separately identifiable requirement only needs to be demonstrated at the inception of such hedging relationships (including macro hedges).

The amendments are relevant given that ING Group hedges and applies hedge accounting to benchmark interest rate exposure part of IBOR reform. ING Group hedges are being progressively amended, where necessary, to incorporate the new benchmark rates. Temporary exceptions under Phase 1 continued to be relevant for ING Group as at 31 December 2023 (mainly for WIBOR hedges).

ING Group will completely cease to apply the amendments when this uncertainty is no longer present or when the hedging relationship is discontinued. Refer to note 'Risk management/ IBOR Transition' for the disclosures relating to the application of the amendments as part of Phase 1 and for more information regarding the end of Phase 1 reliefs for ING Group's hedging relationships.

Phase 2 amendments require that hedge accounting continues on transition to risk free rates provided that the modifications made to financial instruments are those necessary to implement the IBOR Reform and that the new basis for calculating cash flows is 'economically equivalent' to the previous basis. Particularly, Phase 2 amendments allow the continuation of hedging relationships, subject to amending their documentation to reflect changes in hedged instruments, hedging instruments, hedged risk, and/or the method for measuring effectiveness during the transition to the new benchmark rates. During 2023, Phase 2 continued to be relevant for ING Group when ING actually transitioned its financial instruments (designated in hedge accounting relationships) to the new benchmark rates (mainly, USD LIBOR).

More specifically, the following temporary reliefs are part of the Phase 2 amendments:

Relief from discontinuing hedging relationships

- Amendments in the hedge documentation as a consequence of changes required by the IBOR reform do not result in the discontinuation of the hedge relationship nor the designation of a new hedge relationship. The changes can be in form of designating an alternative benchmark rate as a hedged risk, the description of the hedging instrument, the description of the hedged item, or the method to measure the effectiveness.
- When the hedged item is amended as a consequence of the IBOR reform (or if the hedge has previously been discontinued), amounts accumulated in the cash flow hedge reserve are deemed to be based on the Risk-Free Rate (RFR). This results in the release of the cash flow hedge reserve to profit or loss in the same period or periods in which the hedged cash flows that are now based on the RFR affect profit or loss.
- When the items within a designated group of hedged items are amended as a consequence of the IBOR reform, the hedging strategy remains and is not discontinued. As items within the hedged group transition at different times from IBORs to RFRs, they are transferred to sub-groups of instruments that reference RFRs as the hedged risk. The existing IBORs remain designated as the hedged risk for the other sub-group of hedged items, until they are also updated to reference the new RFR. The usual hedge accounting requirements are applied to the hedge relationship in its entirety.
- For the assessment of retrospective hedge effectiveness, the cumulative fair value changes may be reset to zero when the exception to the retrospective assessment of the Phase 1 reliefs ends. This election is made separately for each hedging relationship (i.e., on a hedge-by-hedge basis).
- Temporary relief from having to meet the separately identifiable requirement: a RFR is considered a separately identifiable risk component if it is reasonably expected to meet the separately identifiable requirement within 24 months from the date it is first designated as a non-contractually specified risk component (i.e. when the entity first designates the RFR as a non-contractually specified risk component). This relief applies to each RFR on a rate-by-rate basis.

### Non-trading derivatives that do not qualify for hedge accounting

Derivative instruments that are used by ING Group as part of its risk management strategies, but which do not qualify for hedge accounting under ING Group's accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the statement of profit or loss.

## 1.5.5 Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position when ING Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Offsetting is applied to certain derivatives for which the services of a central clearing house or broker are used.

## 1.5.6 Impairment of financial assets

An Expected Credit Loss (ECL) model is applied to financial assets accounted for at AC or FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees issued, and undrawn committed revolving credit facilities. Under the ECL model, ING Group calculates the expected credit losses (ECL) by considering on a discounted basis the cash shortfall it would incur in case of a default and multiplying the shortfall by the probability of a default occurring. The ECL is the sum of the probability-weighted outcomes. The ECL estimates are unbiased and include reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. ING Group's approach leverages the Advanced Internal Ratings Based (AIRB) models that are used for regulatory purposes. Adjustments are applied to make these models suitable for determining ECL. ECL is recognised on the balance sheet as loan loss provisions (LLP).

### Three-stage approach

Financial assets are classified in one of the below three stages at each reporting date. A financial asset can move between stages during its lifetime. The stages are based on changes in credit quality since initial recognition and defined as follows:

- Stage 1
  Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no Stage 2 or 3 triggers apply). Assets are classified as Stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and ECL is determined by the probability that a default occurs in the next 12 months (12 months ECL);
- Stage 2
  Financial assets showing a significant increase in credit risk since initial recognition. For assets in Stage 2 ECL reflects an estimate on the credit losses over the remaining maturity of the asset (lifetime ECL); or
- Stage 3
  Financial assets that are credit-impaired. Also for these assets ECL is determined over the remaining maturity of the asset.

**Significant increase in credit risk**
ING Group established a framework, incorporating quantitative and qualitative indicators, to identify and assess significant increases in credit risk (SICR). This is used to determine the appropriate ECL Stage for each financial asset.

The main determinate of SICR is a quantitative test, whereby the lifetime Probability of Default (PD) of an asset at each reporting date is compared against its lifetime PD determined at the date of initial recognition. If the delta is above pre-defined absolute or relative thresholds the item is considered to have experienced a SICR. Furthermore, any facility which shows an increase of 200% between the PD at the date of initial recognition and the lifetime PD at the reporting date (i.e. threefold increase in PD) must be classified as Stage 2. This is considered a backstop within the quantitative assessment of SICR. Refer to 'Criteria for identifying a significant increase in credit risk' in the 'Risk Management' section of the Annual Report for more details on relative and absolute PD thresholds, including quantitative disclosures on those thresholds.

Consequently, if the above quantitative SICR thresholds are exceeded, the item moves from Stage 1 to Stage 2 (unless the item is credit-impaired). In these instances, items are no longer assigned a 12-month ECL and instead are assigned a lifetime ECL. Items can return to Stage 1 if there is sufficient evidence that there is no longer a significant increase in credit risk.

ING Group also relies on a number of qualitative indicators to identify and assess SICR. These include:

- Forbearance status;
- Watch List status;
- Intensive care management;
- Collective SICR assessment;
- Substandard Internal rating; and
- Arrears status (including 30 days past due used as a backstop).

An asset that is in Stage 2 will move back to Stage 1 when none of the above criteria are in place anymore. However, if the asset was moved to Stage 2 based on the forbearance status, then the asset stays in Stage 2 for at least 24 months. If the asset was classified as Stage 2 due to 30 days past due trigger, then the asset is moved back to Stage 1 only after three months from when the trigger no longer applies.

**Credit-impaired financial assets (Stage 3)**
Financial assets are assessed for credit-impairment at each reporting date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment includes arrears of over 90 days on any material credit obligation, indications that the borrower is experiencing significant financial difficulty, a breach of contract, bankruptcy or distressed restructuring. The definition of credit-impaired under IFRS 9 (Stage 3) is aligned with the definition of default used by ING Group for internal risk management purposes, which is also the definition used for regulatory purposes.

An asset (other than a POCI asset) that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired subject to certain probation periods. The asset will migrate back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly since initial recognition.

## Macroeconomic scenarios

ING Group has established a quarterly process whereby forward-looking macroeconomics scenarios and probability weightings are developed for the purpose of ECL. ING Group applies data predominantly from a leading service provider enriched with the internal ING Group view. A baseline, up-scenario and a down-scenario are determined to reflect an unbiased and probability-weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The forecasts for the economic variables are adjusted on a quarterly basis.

**The probability weights applied to each of the three scenarios**

ING Group uses three macroeconomic scenarios when determining IFRS 9 ECL (baseline, upside and downside). Management approach used to determine the weights of each scenario and in selecting the parts of the distribution of forecast errors from which the weights are derived and disclosed in the 'Alternative scenarios and probability weights' and the sensitivity analysis in the 'Risk Management' section of the Annual Report.

## Measurement of ECL

ING Group applies a collective assessment method to measure ECL for Stage 1, Stage 2, and certain Stage 3 assets. Other credit-impaired assets subject to ECL measurement apply the individual assessment method.

**Collectively assessed assets (Stages 1 to 3)**
For collective assessed assets, ING Group applies a model-based approach. ECL is determined by, expressed simplistically, multiplying the probability of default (PD) with the loss given default (LGD) and exposure at default (EAD), adjusted for the time value of money. Assets that are collectively assessed are grouped on the basis of similar credit risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated and the loss in case the debtor is not able to pay all amounts due.

For Stage 3 assets the PD equals 100% and the LGD and EAD represent a lifetime view of the losses based on characteristics of defaulted facilities.

For the purpose of ECL, ING Group's expected credit loss models (PD, LGD, EAD) used for regulatory purposes have been adjusted. These adjustments include removing embedded prudential conservatism (such as floors) and converted through-the-cycle estimates to point-in-time estimates. The models assess ECL on the basis of forward-looking macroeconomic forecasts and other inputs. For most financial assets, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, the maturity is estimated based on historical data as these do not have a fixed term or repayment schedule.

**Individually assessed assets (Stage 3)**
ING Group estimates ECL for individually significant credit-impaired financial assets within Stage 3 on an individual basis. ECL for these Individually assessed assets are determined using the discounted expected future cash flow method. To determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and includes forward looking information.

In determining the scenarios, all relevant factors impacting the future cash flows are taken into account. These include expected developments in credit quality, business and economic forecasts, and estimates of if/when recoveries will occur taking into account ING Group's restructuring/recovery strategy.

The best estimate of ECL is calculated as the weighted-average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original EIR) per scenario, based on best estimates of expected future cash flows. Recoveries can arise from, among others, repayment of the loan, collateral recovery and the sale of the asset. Cash flows from collateral and other credit enhancements are included in the measurement of ECL of the related financial asset when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. For the individual assessment, with granular (company or asset-specific) scenarios, specific factors can have a larger impact on the future cash flows than macroeconomic factors.

When a financial asset is credit-impaired, interest is no longer recognised based on the accrual income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original EIR to the AC of the asset, which is the gross carrying amount less the related loan loss provision.

## Purchased or Originated Credit Impaired (POCI) assets

POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of ECL and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods any changes to the estimated lifetime ECL are recognised in profit or loss. Favourable changes are recognised as an impairment gain even if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at origination.

## Write-off and debt forgiveness

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovery and/or collectability of amounts due. The following events can lead to a write-off:

- After a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt forgiveness);
- In a bankruptcy liquidation scenario;
- After divestment or sale of a credit facility at a discount; and
- Specific fraud cases with no recourse options.

When a loan is uncollectable, it is written off against the related loan loss provision. Subsequent recoveries of amounts previously written off are recognised in 'Addition to loan loss provisions' in the Consolidated statement of profit or loss.

Debt forgiveness (or debt settlement) involves write-off but additionally involves the forgiveness of a legal obligation, in whole or in part. This means that ING Group forfeits the legal right to recover the debt. As a result, the financial asset needs to be derecognised.

## Presentation of ECL

ECL for financial assets measured at AC are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the ECL is recognised in OCI, instead of deducted the carrying amount of the asset. ECL also reflects any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument. The ECL on issued financial guarantee contracts, in scope of IFRS 9 and not measured at FVPL, are recognised as liabilities and presented in Other provisions. ECL are presented in profit or loss in Addition to loan loss provision.

**Significant judgements and critical accounting estimates and assumptions:**
The calculation of ECL requires a number of judgements and estimates. In particular:

- ING Group makes various assumptions about the **risk of default, the credit loss rates in case of a default and expected future cash flows.** For collective provisions, ING Group applies significant judgement when estimating modelled parameters such as PD, LGD and EAD, including the selection and calibration of relevant models. For Stage 3 individual provisioning, the determination and probabilities of restructuring and recovery scenarios as well as the amount and timing of expected future cash flows may be particularly subjective.
- **Forward-looking macroeconomic scenarios** used in impairment assessments are uncertain in nature. The use of alternate forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is demonstrated in the sensitivity analysis in the 'Risk Management' section of the Annual Report, where the un weighted ECL under each of the three scenarios for some significant portfolios is disclosed.
- When determining whether the credit risk on a financial asset has increased significantly **(criteria for identifying a significant increase in credit risk)**, ING Group considers reasonable and supportable information to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying a PD rating to each financial asset, there is significant judgement used in determining the Stage allocation PD banding thresholds. The process of comparing a financial asset's PD with the PD banding thresholds determines its ECL Stage. Assets in Stage 1 are allocated a 12-month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the judgement made in assigning financial asset PDs and the PD banding thresholds constitute a significant judgement. Analysis of the sensitivity associated with the assessment of significant increase in credit risk is presented in the 'Risk Management' section of the Annual Report.
- Judgement is exercised in management's evaluation of whether there is **objective evidence** that exposures are **credit-impaired.**
- To reflect the risks that are not properly captured by the ECL models, a number of **management adjustments to the model-based ECL** were necessary as at 31 December 2023, which required significant judgement. Reference is made to the 'Management adjustments applied this year' paragraph in the 'Risk management' section of the Annual Report.

### 1.5.7 Modification of financial instruments

In certain circumstances ING Group grants borrowers postponement, reduction of loan principal and/or interest payments on a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement, reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as forbearance (refer to the 'Risk Management' section of the Annual Report for more details) and requires analysis on whether the contractual terms have been substantially modified or not. A similar assessment is needed when contractual terms are modified for other reasons than forbearance.

ING Group determines whether there has been a substantial modification using both quantitative and qualitative factors. If the modification results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at fair value at the modification date. In case of a non-substantial modification, a modification gain or loss is recognised in profit or loss.

### 1.5.8 Accounting for Targeted Longer-Term Refinancing Operations (TLTRO)

ING Group participates in Targeted Longer-Term Refinancing Operations (TLTRO III). ING Group considers TLTRO funding provided by the ECB to banks to be on market terms on the basis that the ECB has established a separate market with TLTRO programmes. They have specific terms which are different from other sources of funding available to banks, including those provided by the ECB. Consequently, the rate under TLTRO is considered to be a market conforming rate and TLTRO funding is recognised fully as a financial liability.

ING Group interprets the whole rate set by the ECB under TLTRO as a floating rate on the financial liability, being the market rate for each specific period in time. This results in discrete rates for discrete interest periods over the life of TLTRO. The change in the applicable rate between interest periods is seen as a change in the floating rate and is accounted for prospectively. Similarly, if the ECB announces changes in the rate for the amounts already drawn under the existing TLTRO, then such changes also represent a change in a floating rate. Following this, such changes lead to the recognition of an increased/decreased interest in the relevant period of life of the exposure, rather than by the recognition of an immediate modification gain or loss at the moment of the change of terms by the ECB. If the change relates to the periods already passed, the impact for those past periods is recognised in profit or loss immediately.

Furthermore, the change in the TLTRO rate driven by changes in expectations of meeting the targets impacts interest income. As a result, interest income which relates to the period that already passed until the moment when the change in expectations occurs, is recognised as a catch up adjustment in Consolidated statement of profit or loss. This change occurs only when ING Group has a reasonable expectation that the lending targets will be met.

ING Group views 'reasonable expectation' in case of TLTRO funding as a high hurdle. This is the moment when it becomes highly probable, i.e. the probability of meeting the lending targets is substantially greater than the probability that it will not. As a result, if interest income is recognised during the period based on the expectation of meeting the targets, there should only be a limited possibility that the interest may need to be reversed in future reporting periods. Reference is made to note 12 'Deposits from banks' and to note 20 'Net interest income' for the presentation of ING Group's participation in TLTRO programmes.

**Significant judgements:**

Significant management judgement is exercised in determining the accounting treatment of TLTRO transactions. In particular, ING Group applied judgement in:

- assessing and concluding that in ING Group's view the rate under TLTRO is considered to be a market conforming rate and, hence, accounting for TLTRO in accordance with IFRS 9;
- selecting accounting policies regarding the calculation of the effective interest rate under TLTRO.

## 1.6 Consolidation

ING Group comprises ING Groep N.V. (the Parent Company), ING Bank N.V. and all other subsidiaries. Subsidiaries are entities controlled by ING Groep N.V. Control exists if ING Groep N.V. is exposed to or has rights to variable returns and has the ability to affect those returns through the power over the subsidiary.

For interests in structured entities, the existence of control requires judgement as these entities are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. This judgement includes, for example, the involvement in the design of the structured entity, contractual arrangements that give rights to direct the structured entities relevant activities and commitment to ensure that the structured entity operates as designed.

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 44 'Principal subsidiaries, investments in associates and joint ventures' for a list of principal subsidiaries and their statutory place of incorporation and a description of ING's activities involving structured entities is included in Note 45 'Structured entities'.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil Code.

ING Groep N.V. and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company's own funds over the sum of the paid-up capital and reserves required by law. Certain Group companies are also subject to other restrictions in certain countries, in addition to the restrictions on the amount of funds that may be transferred in the form of dividends, or otherwise, to the parent company.

Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.

## 1.7 Segment reporting

An operating segment is a distinguishable component of ING Group, engaged in providing products or services, whose operating results are regularly reviewed by the Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) to make decisions about resources to be allocated to the segments and assess its performance. A geographical area is a distinguishable component of ING Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that differ from those of segments operating in other economic environments.

The CODM reviews and assesses ING Group's performance primarily by line of business. As a result, ING identified five operating segments which are also disclosed as reportable segments. Additionally, the CODM receives information by geographical area based on the location of the office from which transactions are originated.

## 1.8 Hyperinflation accounting

Since the second quarter of 2022, Türkiye has been considered a hyperinflationary economy for accounting purposes. As ING Group has a subsidiary in Türkiye, ING Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its operations since 2022 as if the economy in Türkiye had always been hyperinflationary. Given that ING Group presents its results in EUR, comparatives do not get restated. As a result, 2021 comparatives were not impacted by IAS 29, while 2022 comparatives show the impact of the first-time application of IAS 29, as well as the effect for 2022. IAS 29 continued to be relevant for ING's operations in Türkiye in 2023. Under IAS 29, the results of the operations in Türkiye should be stated in terms of the current purchasing power at the reporting date. For that, the consumer price index (CPI) as determined by the Turkish Statistical Institute was used. The CPI for Türkiye (2003=100) at 31 December 2023 was 1,859.38 and at 31 December 2022 was 1,128.45 (movement 2023: 64.77%; movement 2022: 64.27%). The effect of such restatement for inflation in the current period of the statement of comprehensive income and the balance sheet has been recognised in the statement of profit or loss within 'Other net income' as a 'Net monetary gain or loss'. The net monetary loss for the period represents the loss of purchasing power by the net monetary position (monetary assets exceeding monetary liabilities) of ING Türkiye.

After the application of the above restatement procedures in Turkish Lira under IAS 29, the financial position and the results for the period of ING Türkiye are translated and presented in EUR at the exchange rate on 31 December 2023. For the statement of comprehensive income this is in contrast with the usual translation procedures where items of comprehensive income are translated at the exchange rate at the date of transaction. Furthermore, ING Group selected to present both the restatement effect resulting from restating ING Group's interest in the equity of ING Türkiye as required by IAS 29, and the translation effect from translating at a closing rate that differs from the previous closing rate, in the Currency translation reserve.

## 1.9 Foreign currency translation

### Functional and presentation currency

Items included in the financial statements of each of ING Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated financial statements are presented in euros, which is ING Group's presentation currency.

### Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit or loss, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Exchange rate differences on non-monetary items, measured at fair value through profit or loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date the fair value is determined. Exchange rate differences on non-monetary items measured at fair value through other comprehensive income are included in other comprehensive income and get accumulated in the revaluation reserve in equity.

Exchange rate differences in the statement of profit or loss are generally included in 'Valuation results and net trading income'. Reference is made to Note 22 'Valuation results and net trading income', which discloses the amounts included in the statement of profit or loss. Exchange rate differences relating to the disposal of debt and FVPL equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below, in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the statement of profit or loss in 'Result on disposal of group companies'. Reference is also made to Note 19 'Equity', which discloses the amounts included in the statement of profit or loss.

### Group companies

The results and financial positions of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate at the date of the statement of financial position;
- Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). However, under hyperinflation accounting, income and expenses of ING Türkiye are translated at the closing rate; and
- All resulting exchange rate differences are recognised in a separate component of equity.

On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, the corresponding exchange rate differences are recognised in the statement of profit or loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.

## 1.10 Investments in associates and joint ventures

Associates are all entities over which ING Group has significant influence but not control. Significant influence is the ability to participate in the financial and operating policies of the investee. It generally results from a shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:

- Representation on the board of directors;
- Participation in the policymaking process; and
- Interchange of managerial personnel.

Joint ventures are entities over which ING Group has joint control.

Investments in associates and joint ventures are initially recognised at cost and subsequently accounted for using the equity method of accounting.

ING Group's investment in associates and joint ventures (net of any accumulated impairment loss) includes goodwill identified on acquisition. ING Group's share of its associates and joint ventures post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When ING Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any long-term interests in the associate like uncollateralised loans that are neither planned nor likely to be settled in the foreseeable future, ING Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between ING Group and its associates and joint ventures are eliminated to the extent of ING Group's interest in the associates and joint ventures. Unrealised losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by ING Group.

The recoverable amount, being the higher of fair value less cost of disposal and value in use, of the investment in associate and joint venture is determined when there is an indication of potential (reversal of) impairment. An impairment loss is recognised when the carrying amount of the investment exceeds its recoverable amount. Goodwill on acquisitions of interests in associates and joint ventures is not tested separately for impairment, but is assessed as part of the carrying amount of the investment. An impairment loss is subsequently reversed if there is indication of a reversal and there is a change in the estimates used to determine the recoverable amount. An impairment loss is reversed to the extent that the recoverable amount exceeds its carrying amount, but cannot exceed the original impairment loss.

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

**Significant judgements and critical accounting estimates and assumptions:**

Identification of impairment indicators as well as indicators of potential reversal of previous impairments of ING Group's investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), an associate, requires significant judgement. When there is objective evidence of impairment or indicators that prior period impairment losses no longer exist or may have decreased, value in use (VIU) needs to be determined. Estimation of VIU involves significant estimates and management assumptions. Please refer to note 8 'Investments in associates and joint ventures'.

## 1.11 Property and equipment

**Property in own use**

Land and buildings held for own use are stated at fair value at the balance sheet date. Depreciation is recognised on a straight-line basis over the estimated useful life (in general 20-50 years). On disposal, the related revaluation reserve is transferred to retained earnings.

**Equipment**

Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: for data processing equipment two to five years, and four to ten years for fixtures and fittings.

**Disposals of property and equipment**
The difference between the proceeds on disposal and net carrying value is recognised in the statement of profit or loss under Other net income.

Right-of-use assets

**ING Group as the lessee**
A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a corresponding liability representing its obligation to make lease payments at the date at which the leased asset is available for use by ING Group. Each lease payment is allocated between the repayment of the liability and finance cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
- Variable lease payments that are based on an index or a rate;
- Amounts expected to be payable by the lessee under residual value guarantees;
- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs and restoration costs.

The right-of-use asset is included in the statement of financial position line-item 'Property and equipment', the lease liability is included in the statement of financial position line-item 'Other liabilities'. Refer to Note 9 'Property and equipment' and to Note 16 'Other liabilities'.

Subsequent to initial recognition, the right-of-use asset amortises using a straight-line method to the income statement over the life of the lease. The lease liability increases for the accrual of interest and decrease when payments are made. Any remeasurement of the lease liability due to a lease modification or other reassessment results in a corresponding adjustment to the carrying amount of the right-of-use asset.

## 1.12 ING Group as lessor

When ING Group acts as a lessor, a distinction should be made between finance leases and operating leases. For ING Group as a lessor these are mainly finance leases and are therefore not included in 'Property and equipment'. Instead, the present value of the lease payments is recognised as a receivable under Loans and advances to customers or Loans and advances to banks. The difference between the gross receivable and the present value of the receivable is unearned finance lease income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

## 1.13 Goodwill and other intangible assets

### Impairment of goodwill and other non-financial assets

ING Group assesses at each reporting period, whether there is an indication that a non-financial asset may be impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, including goodwill acquired in a business combination, and intangible assets not yet available for use, are tested annually for impairment. Goodwill is allocated to groups of cash generating units (CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses and is not subsequently reversed.

### Computer software

Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life which generally does not exceed five years. Amortisation is included in Other operating expenses.

## 1.14 Taxation

Income tax on the result for the year consists of current and deferred tax. Income tax is recognised in the statement of profit or loss but it is recognised directly in equity if the tax relates to items that are recognised directly in equity.

Uncertain tax positions are assessed continually by ING Group and in case it is probable that there will be a cash outflow, a current tax liability is recognised.

**Deferred income tax**
Deferred income tax is provided in full, using the liability method, for temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the Consolidated statement of financial position. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred tax assets are recognised when it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided for temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by ING Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognised as an asset where it is probable that future taxable profits will be available against which these losses can be utilised.

Fair value remeasurements of debt and equity instruments measured at FVOCI and cash flow hedges are recognised directly in equity. Deferred tax related to this fair value remeasurement is also recognised directly in equity and is subsequently recognised in the statement of profit or loss together with the deferred gain or loss.

## 1.15 Provisions, contingent liabilities and contingent assets

A provision is a present obligation arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is significant using a pre-tax discount rate.

Reorganisation provisions include employee termination benefits when ING Group is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

A liability is recognised for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the liability is recognised only upon reaching the specified minimum threshold.

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group; or a present obligation that arises from past events but is not recognised because it is either not probable that an outflow of economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably. Contingent liabilities are not recognised in the statement of financial position, but are rather disclosed in the notes unless the possibility of the outflow of economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group. Contingent assets are recognised in the statement of financial position only when realisation of the income that arises from such an asset is virtually certain. Contingent assets are disclosed in the notes when an inflow of economic benefits is probable.

**Significant judgements and critical accounting estimates and assumptions:**

The recognition and measurement of provisions is an inherently uncertain process involving using judgement to determine when a present obligation exists and estimates regarding probability, amounts and timing of cash flows.

ING Group may become involved in governmental, regulatory, arbitration and legal proceedings and investigations and may be subject to third party claims. With or without reference to the above, ING Group may also offer compensation to certain of its customers. Judgement is required to assess whether a present obligation exists and to estimate the probability of an unfavourable outcome and the amount of potential loss. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Such cases are usually one of a kind. For the assessment of related provisions ING Group consults with internal and external legal experts. Even taking into consideration legal experts' advice, the probability of an outflow of economic benefits can still be uncertain and the provision recognised can remain sensitive to the assumptions used. Reference is made to Note 15 'Provisions'. For proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements, where relevant. Reference is made to Note 42 'Legal proceedings'.

Critical accounting estimates and assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 15 'Provisions'.

## 1.16 Irrevocable Payment Commitments on contributions to SRF and DGS

ING makes contributions to the Single Resolution Fund (SRF) and Deposit Guarantee Schemes (DGS). The annual contributions are paid in cash or, in some cases, partly using Irrevocable Payment Commitments (IPCs) that become payable if and when called. Cash contributions are accounted for as levies as described in section 1.15 above while IPCs are disclosed as contingent liabilities in Note 41 'Contingent liabilities and commitments'. Cash collateral posted on IPCs to the SRF is accounted for as an interest bearing financial asset at amortised cost. Government bonds posted as collateral on IPCs to DGS continue to be recognised as assets of ING as securities at amortised cost.

## 1.17 Other liabilities

### Defined benefit plans

The net defined benefit asset or liability recognised in the statement of financial position in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.

Changes in plan assets include mainly:

- Return on plan assets are recognised as staff costs in the statement of profit or loss. It is determined using a high quality corporate bond rate (identical to the discount rate used in determining the defined benefit obligation) at the start of the reporting period; and
- Remeasurements which are recognised in Other comprehensive income.

The defined benefit obligation is calculated by internal and external independent qualified actuaries through actuarial models and calculations using the projected unit credit method. This method considers expected future payments required to settle the obligation resulting from employee service in the current and prior periods, discounted using a high quality corporate bond rate. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, consumer price index and the expected level of indexation. The assumptions are based on available market data as well as management expectations and are updated regularly.

Changes in the defined benefit obligation include mainly:

- Service cost which is recognised as staff costs in the statement of profit or loss;
- Interest expenses are recognised as staff costs in the Statement of profit or loss. It is determined using a high quality corporate bond rate at the start of the period;
- Remeasurements which are recognised in Other comprehensive income (equity) and not recycled to the Statement of profit or loss;
- Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment; and
- Gains and losses on curtailments and settlements are recognised in the Statement of profit or loss when the curtailment or settlement occurs.

The recognition of a net defined benefit asset in the Consolidated statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

### Defined contribution plans

For defined contribution plans, ING Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. ING Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses in the profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

#### Other post-employment obligations

Some group companies provide other post-employment benefits to former employees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.

## 1.18 Treasury shares

Treasury shares (own equity instruments bought back by ING Group or its subsidiaries) are deducted from Equity (Other reserves). No gain or loss is recognised in the statement of profit or loss when purchasing, selling or cancelling these shares. Treasury shares are not taken into account when calculating earnings per ordinary share or dividend per ordinary share as they are not considered to be outstanding.

Treasury shares can be purchased by ING as part of a share buyback programme. If a share buyback is executed by a broker and the agreement with the broker is irrevocable, ING has a contractual obligation to purchase its own shares that is unavoidable once it signs the agreement with the broker. This is the moment when ING recognises a financial liability measured at the present value of the redemption amount with a corresponding reduction in equity (Retained earnings). During the share buyback programme, ING settles this liability for the actual purchase price paid for the shares bought on a daily basis. Actual shares bought back and held by ING are presented as Treasury shares within Other reserves in equity.

## 1.19 Income recognition

### Interest

Interest income and expense are recognised in the statement of profit or loss using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, ING Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses.

The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest results on instruments classified at Amortised Cost, assets measured at FVOCI and derivatives in a formal hedge accounting relationship is presented in 'Interest income (expense) using effective interest rate method'. Interest result on financial assets and liabilities voluntarily designated as at FVPL and derivatives in so called economic hedges and instruments designated at fair value are presented in 'Other interest income (expense)'. Interest result on all other financial assets and liabilities at FVTPL is recognised in 'Valuation results and net trading income'.

### Fees and commissions

Fees and commissions are generally recognised as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as income when the performance obligation has been satisfied based on the particular contract and ING Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognised on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.

### Lease income

The proceeds from leasing out assets under operating leases are recognised on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING Group is the lessor are divided into an interest component (recognised as interest income) and a repayment component based on a pattern reflecting a constant periodic rate of return on the lessor's net investment in the lease.

## 1.20 Expense recognition

Expenses are recognised in the statement of profit or loss as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably. Fee and commission expenses are generally a result from a contract with ING service providers in order to perform the service for ING Group's customers. Costs are generally presented as 'Commission expenses' if they are specific, incremental, directly attributable and identifiable to generate commission income.

### Share-based payments

ING Group only engages in share-based payment transactions with its staff and directors. Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions are measured at the grant date, and the fair value of cash-settled share-based payment transactions are measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.

## 1.21 Earnings per ordinary share

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:

- Own shares held by group companies are deducted from the total number of ordinary shares in issue;
- The computation is based on daily averages; and
- In case of exercised warrants, the exercise date is taken into consideration.

Diluted earnings per share data are computed as if all convertible instruments outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise is added to the average number of shares used to calculate diluted earnings per share.

## 1.22 Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method, distinguishing cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the statement of profit or loss and changes in items per the statement of financial position, which do not result in actual cash flows during the year.

For the purposes of the statement of cash flows, Cash and cash equivalents include deposits from banks and loans and advances to banks that are on demand. Furthermore, it includes treasury bills and other eligible bills shorter than three months. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.

The net cash flow shown in respect of Loans and advances to customers relates only to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the statement of financial position has been adjusted accordingly from the result before tax and is shown separately in the statement of cash flows.

The difference between the Net cash flow in accordance with the statement of cash flows and the change between the opening and closing balance of Cash and cash equivalents in the statement of financial position is due to exchange rate differences and is presented separately in the cash flow statement.

Liabilities arising from financing activities are debt securities, lease liabilities and subordinated loans.

## 1.23 Parent company accounts

The parent company accounts of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in the Parent company accounts are the same as those applied in the Consolidated financial statements.

# Notes to the Consolidated statement of financial position

## 2 Cash and balances with central banks

| Cash and balances with central banks | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Amounts held at central banks [1] | 88,627 | 85,934 |
| Cash and bank balances | 1,587 | 1,681 |
| | **90,214** | **87,614** |

1 Amounts held at central banks include an amount of EUR -5 million (2022: EUR -12 million) of Loan loss provisions.

Amounts held at central banks reflect on demand balances. The movement reflects ING's active liquidity management.

Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on amounts held at central banks.

## 3 Loans and advances to banks

| Loans and advances to banks | | | | | | |
|---|---|---|---|---|---|---|
| | Netherlands | | Rest of the world | | | Total |
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Loans and advances to banks | 9,453 | 23,463 | 7,286 | 11,679 | 16,739 | 35,141 |
| Loan loss provisions | -11 | -12 | -18 | -26 | -30 | -37 |
| | **9,441** | **23,451** | **7,268** | **11,653** | **16,709** | **35,104** |

Loans and advances mainly include balances of reverse repurchase transactions, term loans and cash collateral transactions. For more information on the balance of reverse repurchase transactions refer to Note 4 'Financial assets at fair value through profit or loss'. Reference is made to Note 7 'Loans and advances to customers' for information on finance lease receivables included in Loans and advances to banks.

As at 31 December 2023 and at 31 December 2022, all loans and advances to banks are non-subordinated.

## 4 Financial assets at fair value through profit or loss

| Financial assets at fair value through profit or loss | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Trading assets | 60,229 | 56,870 |
| Non-trading derivatives | 2,028 | 3,893 |
| Designated at fair value through profit or loss | 5,775 | 6,159 |
| Mandatorily measured at fair value through profit or loss | 54,983 | 46,844 |
| | **123,015** | **113,766** |

### (Reverse) repurchase transactions

Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Furthermore, for repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow netting of these positions in the statement of financial position.

Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the consolidated statement of financial position as the counterparty continues to be exposed to substantially all risks and rewards of the transferred security. Based on the business model assessment and counterparty, the consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, financial assets mandatorily at FVPL or Trading assets.

Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the consolidated statement of financial position as ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. The counterparty liability is designated and measured at FVPL if the asset is measured at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits or Trading.

Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for information on transferred assets which were not derecognised.

ING Group's exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

| Exposure to (reverse) repurchase agreements | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| **Reverse repurchase transactions** | | |
| Loans and advances to banks | 5,251 | 19,395 |
| Loans and advances to customers | 499 | 1,306 |
| Trading assets, loans and receivables | 12,121 | 9,732 |
| Loans and receivables mandatorily measured at fair value through profit or loss | 51,536 | 43,153 |
| | **69,407** | **73,587** |
| **Repurchase transactions** | | |
| Deposits from banks | 2,064 | 3,809 |
| Customer deposits | 97 | 1 |
| Trading liabilities, funds on deposit | 10,337 | 5,715 |
| Funds entrusted designated and measured at fair value through profit or loss | 45,729 | 43,131 |
| | **58,227** | **52,655** |

## Trading assets

| Trading assets by type | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Equity securities | 15,412 | 11,737 |
| Debt securities | 6,907 | 4,189 |
| Derivatives | 25,680 | 30,841 |
| Loans and receivables | 12,231 | 10,103 |
| | **60,229** | **56,870** |

Trading assets include assets that are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).

Reference is made to Note 14 'Financial liabilities at fair value through profit or loss' for information on trading liabilities.

## Non-trading derivatives

| Non-trading derivatives by type | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Derivatives used in | | |
| - fair value hedges | 716 | 836 |
| - cash flow hedges | 440 | 814 |
| - hedges of net investments in foreign operations | 100 | 119 |
| Other non-trading derivatives | 771 | 2,124 |
| | **2,028** | **3,893** |

Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives designated in hedge accounting.

Other non-trading derivatives mainly includes interest rate swaps and foreign exchange currency swaps for which no hedge accounting is applied.

## Designated at fair value through profit or loss

| Designated at fair value through profit or loss by type | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Debt securities | 4,470 | 5,437 |
| Loans and receivables | 1,306 | 722 |
| | **5,775** | **6,159** |

'Financial assets designated at fair value through profit or loss' is partly economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans and debt securities are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables and debt securities included in 'Financial assets designated at fair value through profit or loss' approximates its carrying value and amounts to EUR 5,775 million (2022: EUR 6,159 million). In 2023, the change in fair value of these loans and debt securities amounts EUR -48 million (2022: EUR 357 million).

ING has mitigated the credit risk exposure on some of the portfolio. The cost at initial recognition of the financial assets designated at fair value through profit or loss that are economically hedged by credit derivatives is EUR 3,181 million (31 December 2022: EUR 3,051 million and the cumulative change in fair value attributable to changes in credit risk is EUR 150 million (31 December 2022: EUR 150 million).

The notional value of the related credit derivatives is EUR 3,679 million (2022: EUR 3,370 million).The cumulative change in fair value of the credit derivatives since the financial assets were first designated, amounts to EUR -119 million (2022: EUR 3 million) and the change for the current year is EUR -122 million (2022: EUR 72 million).

The changes in fair value attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of loans and bonds issued by entities with similar credit characteristics.

### Mandatorily at fair value through profit or loss

| Mandatorily at fair value through profit or loss by type | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Equity securities | 179 | 203 |
| Debt securities | 894 | 821 |
| Loans and receivables | 53,911 | 45,820 |
| | **54,983** | **46,844** |

Equity securities are individually insignificant for ING Group. For debt securities total exposure reference is made to Note 6 'Debt securities'. Loans and receivables include mainly reverse repurchase agreements.

Following the implementation of IFRS 17 on 1 January 2023, a portfolio of loans with death waivers has been reclassified from financial assets measured at amortised cost to financial assets mandatorily measured at fair value through profit or loss (31 December 2023: EUR 538 million). For further information on the change in accounting policies, reference is made to Note 1 'Basis of preparation and material accounting policy information'.

## 5 Financial assets at fair value through other comprehensive income

| Financial assets at fair value through other comprehensive income by type | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Equity securities | 1,885 | 1,887 |
| Debt securities [1] | 38,281 | 29,095 |
| Loans and advances [1] | 951 | 643 |
| | **41,116** | **31,625** |

1 Debt securities include an amount of EUR -13 million (2022: EUR -21 million) and the Loans and advances includes EUR -8 million (2022: EUR -1 million) of Loan loss provisions.

### Exposure to equity securities

| Equity securities designated as at fair value through other comprehensive income | | | | |
|---|---|---|---|---|
| | Carrying value | Carrying value | Dividend income | Dividend income |
| in EUR million | 2023 | 2022 | 2023 | 2022 |
| Investment in Bank of Beijing | 1,590 | 1,614 | 98 | 111 |
| Other Investments | 295 | 273 | 7 | 38 |
| | **1,885** | **1,887** | **105** | **149** |

As at 31 December 2023 ING holds approximately 13% (2022: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. Bank of Beijing stake is part of the Corporate Line segment. As per regulatory requirements set by China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% or more of the shares, is required to supply additional capital when necessary. No request for additional capital was received in 2023 (2022: nil).

### Changes in fair value through other comprehensive income

The following table presents changes in financial assets at fair value through other comprehensive income.

| Changes in fair value through other comprehensive income financial assets | | | | | | |
|---|---|---|---|---|---|---|
| | FVOCI equity securities | | FVOCI debt instruments [1] | | Total | |
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 1,887 | 2,457 | 29,739 | 28,178 | 31,625 | 30,635 |
| Additions | 28 | 17 | 19,967 | 18,789 | 19,995 | 18,806 |
| Amortisation | | | 31 | -18 | 31 | -18 |
| Transfers and reclassifications | 5 | 10 | | | 5 | 10 |
| Changes in unrealised revaluations [2] | 68 | -65 | 657 | -3,230 | 725 | -3,295 |
| Impairments | | | -1 | | -1 | |
| Reversals of impairments | | | 6 | 3 | 6 | 3 |
| Disposals and redemptions | -2 | -492 | -11,912 | -14,034 | -11,913 | -14,526 |
| Exchange rate differences | -100 | -39 | 751 | 49 | 651 | 10 |
| Changes in the composition of the group and other changes | | | -6 | 1 | -6 | 1 |
| Closing balance | **1,885** | **1,887** | **39,231** | **29,739** | **41,116** | **31,625** |

1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of profit or loss. Reference is made to Note 19 'Equity' for details on the changes in revaluation reserve.

### FVOCI equity securities

Exchange rate differences of EUR -100 million (31 December 2022: EUR -39 million) are mainly related to the stake in Bank of Beijing following the depreciation of CNY versus EUR. Furthermore in 2023, changes in unrealised revaluations of equity securities are mainly related to the revaluation of the stake in Bank of Beijing of EUR 77 million following changes in share price (31 December 2022: EUR -49 million).

In 2022, disposals of EUR 492 million mainly relate to the sale in the second quarter of HQLA eligible equity instruments triggered by the changing interest rate environment and deteriorating market sentiment. This portfolio was built up in early 2021 (additions in 2021: EUR 499 million) and was a relatively small part of the HQLA portfolio. This was a diversified buy-and-hold portfolio aimed at generating stable dividend income stream.

### FVOCI debt instruments

In 2022, interest rates in both short and longer tenors increased significantly which resulted in changes in unrealised revaluations of debt securities of EUR -3,230 million. During 2023 interest rates decreased resulting in unrealised revaluations of EUR 657 million.

Reference is made to Note 6 'Debt securities' for details on ING Group's total exposure to debt securities.

## 6 Debt securities

ING Group's exposure to debt securities is included in the following lines in the statement of financial position:

**Exposure to debt securities**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Debt securities at fair value through other comprehensive income | 38,281 | 29,095 |
| Debt securities at amortised cost | 48,313 | 48,160 |
| Debt securities at fair value through other comprehensive income and amortised cost | **86,594** | **77,255** |
| | | |
| Trading assets | 6,907 | 4,189 |
| Debt securities at fair value through profit or loss | 5,363 | 6,258 |
| Total debt securities at fair value through profit or loss | **12,270** | **10,447** |
| | **98,864** | **87,703** |

ING Group's total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 91,957 million (31 December 2022: EUR 83,513 million) is specified as follows:

**Debt securities by type of exposure**

| | Debt Securities at FVPL | | Debt Securities at FVOCI | | Debt Securities at AC | | Total | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Government bonds | 362 | 63 | 20,988 | 16,016 | 24,050 | 24,629 | 45,400 | 40,708 |
| Central bank bonds [1] | 446 | 307 | | | 2,043 | 2,331 | 2,489 | 2,638 |
| Sub-sovereign, Supranationals and Agencies | 1,354 | 2,343 | 11,587 | 8,529 | 14,639 | 14,210 | 27,580 | 25,082 |
| Covered bonds | | | 4,084 | 2,663 | 5,231 | 5,543 | 9,315 | 8,206 |
| Corporate bonds | 799 | 857 | 127 | 108 | 109 | 26 | 1,035 | 991 |
| Financial institutions' bonds | 1,645 | 1,931 | 483 | 772 | 186 | 220 | 2,314 | 2,923 |
| ABS portfolio | 758 | 758 | 1,025 | 1,028 | 2,077 | 1,217 | 3,860 | 3,003 |
| | **5,363** | **6,258** | **38,293** | **29,116** | **48,335** | **48,177** | **91,991** | **83,551** |
| Loan loss provisions | | | -13 | -21 | -22 | -17 | -34 | -39 |
| Debt securities portfolio | **5,363** | **6,258** | **38,281** | **29,095** | **48,313** | **48,160** | **91,957** | **83,513** |

1 In 2023 Central bank bonds have been included as a separate type of exposure. These bonds were previously included in Financial Institutions bonds. The prior period has been updated for consistency and comparability.

## 7 Loans and advances to customers

**Loans and advances to customers by type**

| | Netherlands | | Rest of the world | | Total | |
|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Loans and advances to public authorities | 1,070 | 837 | 13,314 | 11,840 | 14,384 | 12,677 |
| Residential mortgages | 110,475 | 107,952 | 214,120 | 205,511 | 324,596 | 313,463 |
| Other personal lending | 5,036 | 5,835 | 31,535 | 30,345 | 36,571 | 36,180 |
| Corporate Lending | 62,677 | 68,077 | 209,795 | 211,092 | 272,472 | 279,169 |
| | **179,258** | **182,701** | **468,764** | **458,789** | **648,023** | **641,490** |
| | | | | | | |
| Loan loss provisions | -830 | -993 | -4,791 | -4,990 | -5,621 | -5,984 |
| | **178,429** | **181,708** | **463,973** | **453,798** | **642,402** | **635,506** |

For details on credit quality and loan loss provisioning, refer to 'Risk management – Credit risk' paragraphs 'Credit quality' and 'Loan loss provisioning'.

As at 31 December 2023 EUR 642,209 million (2022: EUR 635,310 million) of loans and advances to customers are non-subordinated.

Loans and advances to customers and to banks include finance lease receivables and are detailed as follows:

| Finance lease receivables [1] | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Maturities of gross investment in finance lease receivables | | |
| - within 1 year | 3,827 | 3,452 |
| - between 1-2 years | 2,742 | 2,463 |
| - between 2-3 years | 2,133 | 1,870 |
| - between 3-4 years | 1,475 | 1,294 |
| - between 4-5 years | 875 | 747 |
| - more than 5 years | 1,451 | 1,423 |
| | **12,503** | **11,251** |
| | | |
| Unearned future finance income on finance leases | -1,040 | -792 |
| Net investment in finance leases | **11,463** | **10,459** |
| | | |
| Included in Loans and advances to banks | 5 | 6 |
| Included in Loans and advances to customers | 11,459 | 10,453 |
| | **11,463** | **10,459** |

1 The total loan loss provision of EUR 160 million (2022: EUR 160 million) for finance lease receivables is classified into the following loan loss provision stages: Stage 1: EUR 6 million (2022: EUR 9 million), Stage 2: EUR 14 million (2022: EUR 28 million) and Stage 3: EUR 139 million (2022: EUR 123 million).

The finance lease receivables mainly relate to the financing of equipment and real estate and are mainly part of corporate lending. To a lesser extent, the finance lease receivables relate to real estate for third parties, where ING is the lessor. Interest income in 2023 on finance lease receivables amounts to EUR 429 million (2022: EUR 292 million).

## 8 Investment in associates and joint ventures

| Investments in associates and joint ventures | | | | | | | |
|---|---|---|---|---|---|---|---|
| in EUR million 2023 | Interest held (%) | Fair value of listed investments | Balance sheet value | Total assets | Total liabilities | Total income | Total expenses |
| TMBThanachart Bank Public Company Limited | 23 % | 976 | 1,128 | 46,666 | 40,776 | 1,386 | 943 |
| Other investments in associates and joint ventures | | | 381 | | | | |
| | | | **1,509** | | | | |

| Investments in associates and joint ventures | | | | | | | |
|---|---|---|---|---|---|---|---|
| in EUR million 2022 | Interest held (%) | Fair value of listed investments | Balance sheet value | Total assets | Total liabilities | Total income | Total expenses |
| TMBThanachart Bank Public Company Limited | 23 % | 849 | 1,109 | 49,506 | 43,677 | 1,303 | 957 |
| Other investments in associates and joint ventures | | | 391 | | | | |
| | | | **1,500** | | | | |

**TMBThanachart Bank Public Company Limited**
ING Group has a 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and Medium Enterprise (SME), and Retail customers. TTB is accounted for as an investment in associate based on the size of ING shareholding and representation on the Board. TTB is part of the Corporate Line segment.

**Other investments in associates and joint ventures**
Included in Other investments in associates and joint ventures are mainly financial services and (non) financial technology funds or vehicles operating predominantly in Europe, and represents a number of associates and joint ventures that are individually not significant to ING Group.

Significant influence for associates in which the interest held is below 20%, is based on the combination of ING Group's financial interest and other arrangements, such as participation in the Board of Directors.

The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends they can pay to ING. These restrictions are for example dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate.

In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.

**Changes in Investments in associates and joint ventures**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Opening balance as at 1 January | 1,500 | 1,587 |
| Additions | 55 | 48 |
| Revaluations | 4 | -8 |
| Share of results | 149 | 92 |
| Dividends received | -74 | -48 |
| Disposals | -89 | -10 |
| Impairments | -5 | -192 |
| Exchange rate differences | -32 | 27 |
| Other | | 4 |
| Closing balance | **1,509** | **1,500** |

Share of results from associates and joint ventures of EUR 149 million (2022: EUR 92 million) as included in the table above is mainly attributable to results of TTB of EUR 107 million (2022: EUR 81 million).

**Impairments and reversal thereof**

Out of EUR 192 million total impairment losses in 2022, EUR 165 million related to TTB. As per 31 December 2023 there were no triggers for additional impairment of TTB. Equally, indicators that would support a potential reversal of previous impairment losses on TTB were not yet consistently observed during 2023. Accumulated impairments of EUR 395 million (2022: EUR 395 million) have been recognised.

## 9 Property and equipment

**Property and equipment by type**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Property in own use | 616 | 681 |
| Equipment: | | |
| - Data processing equipment | 213 | 213 |
| - Other equipment | 492 | 476 |
| Right- of- use assets: | | |
| - ROU property | 972 | 1,000 |
| - ROU cars | 97 | 64 |
| - ROU other leases | 9 | 12 |
| | **2,399** | **2,446** |

**Changes in property and equipment**

| | Property in own use | | Equipment | | Right-of-use assets | | Total | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 681 | 702 | 688 | 699 | 1,076 | 1,113 | 2,446 | 2,515 |
| Additions | 4 | 2 | 241 | 229 | 279 | 173 | 525 | 404 |
| Transfers | -1 | -1 | -4 | -1 | -4 | -4 | -9 | -5 |
| Depreciation | -12 | -13 | -204 | -220 | -246 | -252 | -461 | -485 |
| Impairments[1] | -19 | -9 | -10 | -16 | -12 | -9 | -41 | -35 |
| Reversals of impairments[1] | 10 | 16 | | | | | 10 | 16 |
| Remeasurements | 4 | 15 | | | 9 | 67 | 13 | 81 |
| Disposals | -47 | -67 | -10 | -15 | -20 | -15 | -78 | -98 |
| Exchange rate differences | -4 | 36 | 4 | 13 | -4 | 3 | -5 | 52 |
| Closing balance | **616** | **681** | **705** | **688** | **1,078** | **1,076** | **2,399** | **2,446** |
| | | | | | | | | |
| Cost price | 753 | 847 | 3,140 | 3,554 | 1,851 | 1,680 | 5,744 | 6,081 |
| Accumulated depreciation | -305 | -362 | -2,430 | -2,853 | -904 | -714 | -3,639 | -3,929 |
| Accumulated impairments | -99 | -107 | -6 | -12 | -32 | -21 | -136 | -140 |
| Accumulated revaluation surplus | 267 | 304 | | | | | 267 | 304 |
| Accumulated remeasurement | | | | | 163 | 130 | 163 | 130 |
| Net carrying value | **616** | **681** | **705** | **688** | **1,078** | **1,076** | **2,399** | **2,446** |

1 (Reversals of) impairments of property and equipment are presented as Other operating expenses in the statement of Profit or Loss.

ING considers valuations from third-party experts in determining the fair values of property in own use. The vast majority of the land and buildings are appraised during 2023. Property in own use purchase costs amounted to EUR 753 million (2022: EUR 847 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 350 million (2022: EUR 368 million) had property in own use been valued at cost instead of at fair value.

The reported impairment losses of EUR -41 million (2022: EUR -35 million) mainly result from changes in the post-pandemic way of working through downscaling of physical office spaces and closure of branches for commercial reasons.

## 10 Intangible assets

**Changes in intangible assets**

| | Goodwill | | Software | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 464 | 472 | 636 | 682 | 2 | 2 | 1,102 | 1,156 |
| Opening balance adjustment [1] | | 25 | | | | | | 25 |
| Additions | | | 64 | 54 | | | 64 | 54 |
| Capitalised expenses | | | 246 | 144 | | | 246 | 144 |
| Amortisation | | | -213 | -226 | | | -213 | -226 |
| Impairments [1 2] | | -32 | -5 | -22 | | | -5 | -54 |
| Exchange rate differences | 5 | -1 | 2 | 4 | | | 7 | 2 |
| Disposals | | | -10 | -3 | | | -10 | -3 |
| Changes in the composition of the group and other changes | | | 8 | 3 | 1 | | 8 | 3 |
| **Closing balance** | **469** | **464** | **727** | **636** | **2** | **2** | **1,198** | **1,102** |
| | | | | | | | | |
| Gross carrying amount | 469 | 464 | 2,646 | 2,491 | 8 | 8 | 3,123 | 2,962 |
| Accumulated amortisation | | | -1,876 | -1,787 | -4 | -4 | -1,879 | -1,790 |
| Accumulated impairments | | | -43 | -69 | -2 | -2 | -45 | -70 |
| **Net carrying value** | **469** | **464** | **727** | **636** | **2** | **2** | **1,198** | **1,102** |

1 In 2022, the allocated goodwill to Türkiye cash generating unit after first being adjusted for hyperinflation accounting for EUR 25 million, was fully impaired for the amount of EUR 32 million (based on discount rate 24.04% and terminal growth rate 10.40% as per 1 January 2022). Türkiye is part of the Retail Other segment.
2 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.

### Goodwill

Goodwill is allocated to groups of cash generating units (CGUs) as follows:

**Goodwill allocation to group of CGUs**

| in EUR million | Method used for recoverable amount | Discount rate | Terminal growth rate | Goodwill | Goodwill |
|---|---|---|---|---|---|
| Group of CGU's | | | | 2023 | 2022 |
| Retail Netherlands | Value in use | 8.80 % | 2.20 % | 30 | 30 |
| Retail Germany | Value in use | 8.68 % | 2.00 % | 349 | 349 |
| Retail Poland | Value in use | 10.44 % | 2.40 % | 75 | 69 |
| Retail Romania | Value in use | 12.72 % | 2.60 % | 15 | 15 |
| | | | | **469** | **464** |

### Impairment testing

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable amounts are included in the table above. Furthermore, ING Group tests goodwill whenever a triggering event is identified.

At the annual impairment test in the fourth quarter, the recoverable amount exceeds the carrying value of the CGUs as at 31 December 2023 and therefore no impairment is required (31 December 2022: EUR 32 million for Türkiye CGU).

### Methodology

In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU). The VIU calculation is based on a Dividend Discount model using three year management approved plans, updated for expected changes in the macroeconomic environment. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long term inflation which are based on market sources and management's judgement. The long term growth rate is based on the long term inflation rate obtained from market sources. The impacts of climate risk are included to the extent that they are observable in discount rates and assets prices.

### Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the projected locally available cash flows (based on local capital requirements and projected profits), discount rates (cost of equity), and long-term growth rates.

The recoverable amounts of the CGUs are sensitive to the above key assumptions. A decrease in the available cash flows of 10%, an increase in the discount rate of 1 percent point or a reduction of future growth rate to zero are considered reasonably possible changes in key assumptions. If the aforementioned changes occur to one of the above key assumptions holding the other key assumptions constant, goodwill of the remaining CGUs will continue to be recoverable.

### Software

Software includes internally developed software amounting to EUR 628 million (2022: EUR 540 million).

Software is reviewed for indicators of impairment. Irrespective of whether there is an indication of impairment, software under development is tested annually for impairment. In 2023, individually immaterial items were impaired for an amount of EUR 5 million (31 December 2022: 22 million).

## 11 Other assets

**Other assets by type**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Net defined benefit assets | 554 | 617 |
| Investment properties | 14 | 18 |
| Property development and obtained from foreclosures | 32 | 34 |
| Prepayments | 438 | 366 |
| Accrued assets | 523 | 551 |
| Amounts to be settled | 3,869 | 5,191 |
| Other | 1,687 | 2,073 |
| | **7,117** | **8,850** |

Disclosures in respect of Net defined benefit assets are provided in Note 33 'Pensions and other post-employment benefits'.

Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transaction is short term and they are expected to settle shortly after the closing date of the balance sheet.

Other relates to various receivables in the normal course of business, amongst others, short term receivables relating to mortgage issuance and other amounts receivable from customers.

## 12 Deposits from banks

**Deposits from banks by type**

| | Netherlands | | Rest of the world | | Total | |
|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Non-interest bearing | 3 | 86 | 174 | 315 | 177 | 400 |
| Interest bearing | 7,803 | 32,858 | 15,277 | 23,374 | 23,080 | 56,232 |
| | **7,806** | **32,943** | **15,451** | **23,689** | **23,257** | **56,632** |

Deposits from banks includes non-subordinated deposits and reverse repurchase transactions, for more information on reverse repurchase transaction refer to Note 4 'Financial assets at fair value through profit or loss'.

Deposits from banks includes ING's participation in the Targeted Longer-Term Refinancing Operations (TLTRO) of EUR 6.0 billion (2022: EUR 36.0 billion). In 2023, EUR 30.0 billion of ING's TLTRO III participation was repaid.

For the details of the applicable rates and impact on net interest income reference is made to Note 20 'Net interest income'.

## 13 Customer deposits

**Customer deposits** [1]

| in EUR million | 2023 | 2022 |
|---|---|---|
| Current accounts / Overnight deposits | 221,773 | 260,350 |
| Savings accounts | 334,287 | 329,501 |
| Time deposits | 92,154 | 48,524 |
| Other | 2,053 | 2,395 |
| | **650,267** | **640,770** |

1 ING changed the presentation of customer deposits as of 2023. The comparative figure for 2022 has been updated accordingly.

Current accounts / Overnight deposits, Saving accounts and Time deposits include balances with individuals, respectively EUR 107,711 million (2022: EUR 124,067 million), EUR 305,734 million (2022: EUR 304,276 million) and EUR 46,762 million (2022: EUR 16,729 million).

| Customer deposits by type | Netherlands | | Rest of the world | | Total | |
|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Non-interest bearing | 239 | 2,332 | 25,316 | 24,229 | 25,556 | 26,561 |
| Interest bearing [1] | 232,539 | 231,885 | 392,172 | 382,324 | 624,711 | 614,209 |
| | 232,779 | 234,217 | 417,488 | 406,552 | 650,267 | 640,770 |

1 Interest bearing includes current accounts which are not remunerated, however ING holds the contractual right to revise.

## 14 Financial liabilities at fair value through profit or loss

| Financial liabilities at fair value through profit or loss<br>in EUR million | 2023 | 2022 |
|---|---|---|
| Trading liabilities | 37,220 | 39,088 |
| Non-trading derivatives | 2,019 | 3,048 |
| Designated at fair value through profit or loss | 55,400 | 50,883 |
| | 94,638 | 93,019 |

### Trading liabilities

| Trading liabilities by type<br>in EUR million | 2023 | 2022 |
|---|---|---|
| Equity securities | 1,156 | 935 |
| Debt securities | 2,492 | 1,291 |
| Funds on deposit | 10,443 | 5,993 |
| Derivatives | 23,129 | 30,869 |
| | 37,220 | 39,088 |

### Non-trading derivatives

| Non-trading derivatives by type<br>in EUR million | 2023 | 2022 |
|---|---|---|
| Derivatives used in: | | |
| - fair value hedges | 113 | 244 |
| - cash flow hedges | 458 | 1,275 |
| - hedges of net investments in foreign operations | 92 | 83 |
| Other non-trading derivatives | 1,356 | 1,446 |
| | 2,019 | 3,048 |

Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.

Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for hedging purposes, but for which no hedge accounting is applied.

### Designated at fair value through profit or loss

| Designated at fair value through profit or loss by type<br>in EUR million | 2023 | 2022 |
|---|---|---|
| Debt securities | 8,672 | 6,537 |
| Funds entrusted | 46,633 | 44,263 |
| Subordinated liabilities | 95 | 82 |
| | 55,400 | 50,883 |

As at 31 December 2023, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR -34 million (2022: EUR -75 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements (part of funds entrusted) is EUR 9,957 million (2022: EUR 8,408 million).

Funds entrusted include mainly repurchase agreements. For more information on repurchase transactions refer to Note 4 'Financial assets at fair value through profit or loss'.

## 15 Provisions

**Provisions by type** [1]

| in EUR million | 2023 | 2022 |
|---|---|---|
| Reorganisation provisions | 231 | 418 |
| Litigation provisions | 193 | 150 |
| Other provisions | 355 | 455 |
| | 779 | 1,022 |
| Loan loss provisions for guarantees | 142 | 29 |
| | 920 | 1,052 |

1 In 2023, the table was updated to present the IFRS 9 loan loss provisions for guarantees separately. The comparatives for 2022 have been updated accordingly.

**Changes in provisions**

| | Reorganisation | | Litigation | | Other Provisions [2] | | Total | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 418 | 421 | 150 | 132 | 455 | 407 | 1,022 | 961 |
| Additions [1] | 207 | 217 | 78 | 59 | 39 | 230 | 325 | 506 |
| Interest | | | | | | -2 | | -2 |
| Releases [1] | -34 | -46 | -26 | -8 | -22 | -166 | -82 | -221 |
| Utilised | -356 | -170 | -23 | -33 | -11 | -15 | -389 | -218 |
| Exchange rate differences | -1 | | 1 | | -3 | | -4 | -1 |
| Other changes | -3 | -4 | 13 | | -104 | | -94 | -3 |
| Closing balance | 231 | 418 | 193 | 150 | 355 | 455 | 779 | 1,022 |

1 Additions to provisions and unused amounts released are presented in Note 26 'Other operating expenses' in the Statement of Profit or Loss.
2 In 2023, the table was updated to exclude the IFRS 9 loan loss provisions for guarantees. The comparatives for 2022 have been updated accordingly.

As at 31 December 2023, amounts expected to be settled within 12 months in provisions amount to EUR 720 million (2022: EUR 837 million). The amounts included are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

### Reorganisation provisions

In 2023, the additions to the reorganisation provisions mainly relate to restructuring activities in Belgium, Poland and the Netherlands. The additions in 2022 mainly relate to the discontinuation of retail banking activities in France and the restructuring of the branch network and retail advice organisation in the Netherlands, as well as to restructuring activities in Belgium.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain.

### Litigation provisions

Reference is made to Note 42 'Legal proceedings' for developments in litigation provisions.

### Other provisions

In 2023 ING Group voluntarily changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights from IAS 37 principles to loan commitment accounting under IFRS 9. The change from IAS 37 to IFRS 9 resulted in derecognition of the existing IAS 37 provision of EUR 109 million as per 1 January 2023 and recognition of a provision for Expected credit losses of EUR 151 million for non-financial guarantees as per 1 January 2023 (EUR 42 million pre-tax impact on Equity at the beginning of 2023). This change is included in Other changes in the movement table.

For details and changes on loan loss provisioning, refer to 'Risk management – Credit risk' paragraph 'Loan loss provisioning'. For details on the IFRS change, refer to Note 1.3.1 'Changes in IFRS effective in 2023'.

In 2022, the additions and releases include EUR 138 million and EUR 141 million respectively related to IAS 37 off balance facilities that in 2023 are included in IFRS 9 loan loss provisions.

The additions to the Other provisions in 2022 include EUR 75 million which relates to the provision for the compensation of Dutch retail customers for past interest charges that did not sufficiently track market rates and largely reflects the impact of interest-on-interest compensation. This is in addition to the provision of EUR 180 million recognised in 2021.

## 16 Other liabilities

**Other liabilities by type**

| In EUR million | 2023 | 2022 |
|---|---|---|
| Net defined benefit liability | 164 | 139 |
| Other post-employment benefits | 30 | 29 |
| Other staff-related liabilities | 719 | 633 |
| Share-based payment plan liabilities | 0 | 3 |
| Other taxation and social security contributions | 641 | 365 |
| Rents received in advance | 14 | 30 |
| Costs payable | 2,170 | 2,016 |
| Amounts to be settled | 6,509 | 6,715 |
| Lease liabilities | 1,162 | 1,174 |
| Other | 2,258 | 2,543 |
| | **13,667** | **13,646** |

Disclosures in respect of Net defined benefit liabilities are provided in Note 33 'Pensions and other post-employment benefits'.

Other staff-related liabilities includes vacation leave provisions, jubilee provisions, disability/illness provisions and liabilities related with variable compensations.

As of 2023, ING decided to no longer issue shares in order to fund obligations arising from share-based employee incentive programmes but buy back shares from the market. Reference is made to Note 19 'Equity' for further information.

Amounts to be settled includes primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and have settled after the closing date of the balance sheet.

Lease liabilities relate to right-of-use assets. Disclosures in respect to right-of-use assets are provided in Note 9 'Property and equipment'. The total cash outflow for leases in 2023 was EUR 291 million (2022: EUR 296 million).

The line other relates mainly to amounts payable to customers which also includes the remaining EUR 538 million (2022: EUR 297 million) obligation to the shareholders regarding the share buyback programme.

## 17 Debt securities in issue

Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue does not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

**Debt securities in issue – maturities**

| In EUR million | 2023 | 2022 |
|---|---|---|
| **Fixed rate debt securities** | | |
| Within 1 year | 31,255 | 21,176 |
| More than 1 year but less than 2 years | 7,855 | 2,777 |
| More than 2 years but less than 3 years | 13,361 | 7,897 |
| More than 3 years but less than 4 years | 10,265 | 10,067 |
| More than 4 years but less than 5 years | 11,924 | 8,039 |
| More than 5 years | 26,987 | 28,582 |
| Total fixed rate debt securities | **101,645** | **78,539** |
| | | |
| **Floating rate debt securities** | | |
| Within 1 year | 17,871 | 15,286 |
| More than 1 year but less than 2 years | 226 | 307 |
| More than 2 years but less than 3 years | 2,624 | 256 |
| More than 3 years but less than 4 years | 880 | 958 |
| More than 4 years but less than 5 years | 0 | 467 |
| More than 5 years | 1,423 | 105 |
| Total floating rate debt securities | **23,025** | **17,379** |
| | | |
| **Total debt securities** | **124,670** | **95,918** |

Reference is made to Note 32 'Changes in liabilities arising from financing activities' for further information on issuances, redemptions and non-cash movements.

## 18 Subordinated loans

| Subordinated loans | | |
|---|---|---|
| In EUR million | 2023 | 2022 |
| Subordinated loans | 15,401 | 15,786 |

Subordinated loans are bonds issued by ING Groep N.V. and ING Bank N.V. to raise Tier 1 and Tier 2 (CRD IV eligible) capital. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital.

In 2023 ING Groep N.V. issued in February EUR 500 million 5.00% Fixed Rate Subordinated Tier 2 Notes, GBP 750 million 6.25% Fixed Rate Subordinated Tier 2 Notes and USD 1 billion 7.50% Perpetual AT1 Contingent Convertible Capital Securities.

In 2023 ING Groep N.V. redeemed in March USD 1,250 million 4.70% Fixed Subordinated Tier 2 notes, in April EUR 1 billion 3.00% Fixed Subordinated Tier 2 notes on the first call dates.

In 2023 ING Bank N.V. redeemed in September USD 810 million 5.80% Fixed Rate Subordinated Tier 2 notes.

Reference is made to Note 32 'Changes in liabilities arising from financing activities' for further information on issuances and redemptions.

The average interest rate on subordinated loans is 4.44% (2022: 4.01%). The interest expense during the year 2023 was EUR 708 million (2022: EUR 648 million).

## 19 Equity

| Total equity | | | |
|---|---|---|---|
| In EUR million | 2023 | 2022 | 2021 |
| Share capital and share premium | | | |
| - Share capital | 35 | 37 | 39 |
| - Share premium | 17,116 | 17,116 | 17,105 |
| | **17,151** | **17,154** | **17,144** |
| | | | |
| Other reserves | | | |
| - Revaluation reserve: Equity securities at FVOCI | 1,152 | 1,187 | 1,282 |
| - Revaluation reserve: Debt instruments at FVOCI | -277 | -339 | 92 |
| - Revaluation reserve: Cash flow hedge | -2,058 | -3,055 | -153 |
| - Revaluation reserve: Credit liability | 31 | 70 | -80 |
| - Revaluation reserve: Property in own use | 178 | 176 | 208 |
| - Net defined benefit asset/liability remeasurement reserve | -317 | -232 | -212 |
| - Currency translation reserve | -2,527 | -2,395 | -3,483 |
| - Share of associates and joint ventures and other reserves | 3,047 | 3,603 | 3,416 |
| - Treasury shares | -1,994 | -1,205 | -1,612 |
| | **-2,763** | **-2,189** | **-544** |
| | | | |
| Retained earnings | 36,852 | 34,944 | 37,318 |
| | | | |
| Shareholders' equity (parent) | 51,240 | 49,909 | 53,919 |
| Non-controlling interests | 944 | 504 | 736 |
| **Total equity** | **52,184** | **50,413** | **54,654** |

**Adjustments for hyperinflation**
ING applies IAS 29 'Hyperinflation' on its investment in Türkiye since 2022. The IAS 29 indexation impact on equity was EUR 54 million (2022: EUR 100 million including a one-off impact of EUR 64 million) of which EUR 284 million (2022: EUR 1,011 million) in the currency translation reserve, EUR 0 million (2022: EUR -563 million) in retained earnings, EUR 3 million (2022: EUR -17 million) in revaluation reserves and EUR -234 million (2022: EUR -331 million) in profit or loss.

## Share capital and share premium

**Share capital**

| | Ordinary shares (par value EUR 0.01) | | | | | |
|---|---|---|---|---|---|---|
| | Number x 1,000 | | | In EUR million | | |
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Authorised share capital | 9,142,000 | 9,142,000 | 14,729,000 | 91 | 91 | 147 |
| Unissued share capital | 5,643,806 | 5,415,461 | 10,824,935 | 56 | 54 | 108 |
| Issued share capital | **3,498,194** | **3,726,539** | **3,904,065** | **35** | **37** | **39** |

**Changes in issued share capital**

| | Ordinary shares (par value EUR 0.01) | |
|---|---|---|
| | Number x 1,000 | In EUR million |
| Issued share capital as at 31 December 2020 | 3,900,669 | 39 |
| Issue of shares | 3,397 | |
| Issued share capital as at 31 December 2021 | **3,904,065** | 39 |
| Issue of shares | 2,935 | |
| Cancellation of shares | -180,461 | -2 |
| Issued share capital as at 31 December 2022 | **3,726,539** | 37 |
| Issue of shares | 5 | |
| Cancellation of shares | -228,350 | -2 |
| Issued share capital as at 31 December 2023 | **3,498,194** | 35 |

In 2023, ING Groep N.V. issued 0.0 million ordinary shares (2022: 2.9 million and in 2021: 3.4 million ordinary shares). In 2022 and 2021, shares were issued in order to fund obligations arising from share-based employee incentive programmes. As from 2023 these shares are repurchased from the market. The cancellation of shares relate to the shares purchased under the share buyback programmes (reference is made to 'Ordinary shares held by ING Group (treasury shares)').

As at 31 December 2023, ING Groep N.V. has issued USD 7,750 million (2022: USD 6,750 million) Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 864 million (2022: 750 million) ordinary shares. Reference is made to Note 18 'Subordinated loans'.

**Ordinary shares**

All ordinary shares are registered. No share certificates have been issued. The par value of ordinary shares is EUR 0.01. The authorised ordinary share capital of ING Groep N.V. currently consists of 9,142 million ordinary shares. As at 31 December 2023, 3,498 million ordinary shares were issued and fully paid.

**Ordinary shares held by ING Group (Treasury shares)**

As at 31 December 2023, 154.6 million ordinary shares (2022: 107.4 million and 2021: 128.3 million) of ING Groep N.V. with a par value of EUR 0.01 are held by ING Groep N.V. or its subsidiaries.

**Share premium**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Opening balance | 17,116 | 17,105 | 17,089 |
| Issue of shares | | 12 | 16 |
| Closing balance | **17,116** | **17,116** | **17,105** |

The increase in share premium in prior years, is a result of the issuance of ordinary shares related to share-based employee incentive programmes. As from 2023 these shares are repurchased from the market.

## Other reserves

## Revaluation reserves

**Changes in revaluation reserve: Equity securities and Debt instruments at FVOCI**

| | Equity securities at FVOCI | | | Debt instruments at FVOCI | | |
|---|---|---|---|---|---|---|
| In EUR million | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Opening balance | 1,187 | 1,282 | 1,181 | -339 | 92 | 296 |
| Unrealised revaluations | -35 | -118 | 94 | 53 | -406 | -164 |
| Realised gains/losses transferred to the statement of profit or loss | | | | 9 | -25 | -40 |
| Realised revaluations transferred to retained earnings | 1 | 23 | 6 | | | |
| Closing balance | **1,152** | **1,187** | **1,282** | **-277** | **-339** | **92** |

**Equity securities at FVOCI**

In 2023, the unrealised revaluation of EUR -35 million (2022: EUR -118 million and 2021: EUR 94 million) includes revaluation of shares in Bank of Beijing for EUR -24 million (2022: EUR -86 million and 2021: EUR 38 million).

**Changes in cash flow hedge and credit liability reserve**

| | Cash flow hedge | | | Credit liability | | |
|---|---|---|---|---|---|---|
| In EUR million | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Opening balance | -3,055 | -153 | 1,450 | 70 | -80 | -117 |
| Changes in credit liability reserve | | | | -39 | 165 | 37 |
| Unrealised revaluations | 997 | -2,901 | -1,603 | | | |
| Realised revaluations transferred to retained earnings | | | | | -15 | |
| Closing balance | **-2,058** | **-3,055** | **-153** | **31** | **70** | **-80** |

**Cash flow hedge**
ING mainly hedges floating rate lending with interest rate swaps. Due to a decrease in forward interest rates in 2023, the interest rate swaps had a positive revaluation of EUR 997 million which is recognised in the cash flow hedge reserve.

**Changes in Property in own use reserve**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Opening balance | 176 | 208 | 221 |
| Impact IAS 29 on opening balance [1] | | -20 | |
| Unrealised revaluations | 10 | 15 | -2 |
| Realised revaluations transferred to retained earnings | -8 | -26 | -11 |
| Closing balance | **178** | **176** | **208** |

1 Impact of application of hyperinflation accounting under IAS 29.

**Net defined benefit asset/liability remeasurement reserve**
Reference is made to Note 33 'Pensions and other post-employment benefits'.

## Currency translation reserve

**Changes in currency translation reserve**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Opening balance | -2,395 | -3,483 | -3,636 |
| Impact IAS 29 on opening balance[1] | | 647 | |
| Unrealised revaluations | 183 | -7 | -61 |
| Realised gains/losses transferred to the statement of profit or loss | | 4 | |
| Exchange rate differences | -316 | 444 | 214 |
| Closing balance | **-2,527** | **-2,395** | **-3,483** |

1 Impact of application of hyperinflation accounting under IAS 29.

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net decrease of unrealised revaluations and Exchange rate differences of EUR -132 million is related to several currencies including USD (EUR -238 million), TRY (EUR 11 million including EUR 284 million IAS 29 indexation effect), GBP (EUR 18 million), PLN (EUR 169 million), CHF (EUR 37 million), AUD (EUR -42 million), RUB (EUR -70 million), THB (EUR -13 million), CNY (EUR -16 million) and other currencies (EUR 11 million).

## Share of associates and joint ventures and other reserves

**Changes in share of associates, joint ventures and other reserves**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Opening balance | 3,603 | 3,416 | 3,246 |
| Result for the year | 336 | 161 | 191 |
| Transfer to/from retained earnings | -892 | 26 | -21 |
| Closing balance | **3,047** | **3,603** | **3,416** |

The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 815 million (2022: EUR 797 million and 2021: EUR 738 million). Other reserves includes a statutory reserve of EUR 1,602 million (2022: EUR 2,264 million and 2021: EUR 2,103 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN and a legal reserve of EUR 628 million (2022: EUR 540 million and 2021: EUR 573 million) related to internally developed software. The transfer to retained earnings of EUR -892 million includes the release of the Regio bank and Vakbondsspaarbank SPN reserve of EUR -998 million against regulatory expenses which are recognised in the statement of profit or loss.

## Treasury shares

**Changes in treasury shares**

| | In EUR million | | | Number x 1,000 | | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Opening balance | -1,205 | -1,612 | -4 | 107,395 | 128,301 | 572 |
| Purchased/sold for trading purposes | -7 | 4 | -4 | 464 | -312 | 102 |
| Purchased under staff share plans | -42 | | | 3,156 | | |
| Distributed under staff share plans | 41 | | | -3,106 | | |
| Purchased Share buyback programme | -3,482 | -1,721 | -1,604 | 275,013 | 159,866 | 127,628 |
| Cancelled Share buyback programme | 2,701 | 2,124 | | -228,350 | -180,461 | |
| Closing balance | **-1,994** | **-1,205** | **-1,612** | **154,571** | **107,395** | **128,301** |

In 2023, ING Group initiated three share buyback programmes. On 1 March 2023, ING announced a share buyback programme for a maximum total amount of EUR 50 million. The share buyback programme was completed by 7 March 2023. In total, 3 million shares have been repurchased at an average price of EUR 13.18 per share and for a total consideration of EUR 42 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans.

The second programme of EUR 1,500 million, commencing on 12 May 2023 and completed by October 2023. A total of 121 million shares have been repurchased at an average price of EUR 12.91 per share (effective price for ING was EUR 12.36 per share after compensation received from the executing broker). The shares have been cancelled in December 2023.

Third programme of EUR 2,500 million, commencing on 3 November 2023. As per 31 December 2023 154 million shares have been repurchased at an average price of EUR 12.90 per share and for a total consideration of EUR 1,982 million. The programme was completed by February 2024. In total 195 million shares have been repurchased at an average price of EUR 12.87 per share (effective price for ING was EUR 12.83 per share after compensation received from the executing broker). ING has the intention to cancel these shares in April 2024.

In March 2023 107 million shares (EUR 1,201 million), purchased in 2022, were cancelled.

## Retained earnings

**Changes in retained earnings**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Opening balance | 34,944 | 37,318 | 35,180 |
| Impact on opening balance[1] | -45 | -563 | |
| Transfer to/from other reserves | 899 | -8 | 26 |
| Result for the year | 6,951 | 3,513 | 4,585 |
| Dividend and other distributions | -2,668 | -3,349 | -2,342 |
| Employee share plans | -7 | 15 | 12 |
| Changes in composition of the group and other changes | -3,222 | -1,984 | -143 |
| Closing balance | **36,852** | **34,944** | **37,318** |

1 In 2023, changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees. In 2022, impact of application of hyperinflation accounting under IAS 29.

**Dividend and other distributions**
In 2023, a cash dividend of EUR 2,668 million (2022: EUR 2,178 million and 2021: EUR 1,288 million) and other cash distributions of EUR 0 million (2022 EUR 1,171 million and 2021: EUR 1,054 million) were paid to the shareholders of ING Group. For further information, reference is made to Note 29 'Dividend per ordinary share'.

**Other changes**
Other changes includes an amount of EUR -3,217 million (2022: EUR -1,983 million; 2021: EUR -140 million), which corresponds to the purchase and cancellation of treasury shares purchased under the share buyback programmes.

**Ordinary shares - Restrictions with respect to dividend and repayment of capital**
The following equity components cannot be freely distributed: Revaluation reserves, Net defined benefit asset/liability remeasurement reserve, Currency translation reserve, Share of associates and joint ventures reserve and Other reserves including the reserve related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company's own funds over the sum of the paid-up capital and reserves required by law.

Moreover, ING Groep N.V.'s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries, associates and joint ventures. ING Groep N.V. is legally required to create a non-distributable reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves.

Non distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group's subsidiaries, associates and joint ventures are as follows:

**Non-distributable reserves**

| In EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| ING Bank | 6,727 | 8,408 | 8,205 |
| Other | 0 | 0 | 0 |
| Non-distributable reserves | **6,727** | **8,408** | **8,205** |

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint ventures to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group's subsidiaries, associates and joint ventures. These considerations and limitations include, but are not restricted to, minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries and may or may not be temporary in nature. It is not possible to disclose a reliable quantification of these limitations. Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist. Refer to Note 47 'Capital management' for further details of the minimal capital requirements and dividend policy of ING Group.

Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of ordinary shares. Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.'s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

**Cumulative preference shares (not issued)**

Pursuant to the Articles of Association of ING Groep N.V. the authorised cumulative preference share capital consists of 4.6 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.01. A right to acquire cumulative preference shares has been granted to Stichting Continuïteit ING (ING Continuity Foundation).

The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.

The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the euro short-term rate (€STR) as calculated by the European Central Bank during the financial year for which the distribution is made; this percentage being weighted on the basis of the number of days for which it applies, and increased by 2.585 percentage points.

If, and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

ING Groep N.V.'s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Groep N.V., the amount paid up on the cumulative preference shares will be repaid together with the accrued dividend as well as any dividend shortfall in preceding years, insofar as this shortfall has not yet been made up. No specific dividend payment restrictions with respect to the cumulative preference shares exist.

# Notes to the Consolidated statement of profit or loss

## 20 Net interest income

**Net interest income**

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest income on loans | 31,830 | 18,537 | 13,977 |
| Interest income on financial assets at fair value through OCI | 1,078 | 511 | 346 |
| Interest income on debt securities at amortised cost | 877 | 591 | 468 |
| Interest income on non-trading derivatives (hedge accounting) | 10,682 | 4,011 | 2,361 |
| Negative interest on liabilities | 19 | 887 | 1,487 |
| Total interest income using effective interest rate method | **44,486** | **24,537** | **18,639** |
| | | | |
| Interest income on financial assets at fair value through profit or loss | 4,934 | 1,444 | 435 |
| Interest income on non-trading derivatives (no hedge accounting) | 2,637 | 2,390 | 2,025 |
| Interest income other | 171 | 100 | 14 |
| Total other interest income | **7,741** | **3,934** | **2,474** |
| Total interest income | **52,227** | **28,470** | **21,114** |

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest expense on deposits from banks | 1,555 | 903 | 109 |
| Interest expense on customer deposits | 10,400 | 3,251 | 1,362 |
| Interest expense on debt securities in issue | 4,014 | 1,722 | 1,218 |
| Interest expense on subordinated loans | 708 | 648 | 571 |
| Negative interest on assets | | 285 | 572 |
| Interest expense on non-trading derivatives (hedge accounting) | 11,849 | 4,144 | 1,700 |
| Total interest expense using effective interest rate method | **28,526** | **10,952** | **5,533** |
| | | | |
| Interest expense on financial liabilities at fair value through profit or loss | 4,410 | 1,237 | 304 |
| Interest expense on non-trading derivatives (no hedge accounting) | 3,131 | 2,411 | 1,605 |
| Interest expense on lease liabilities | 28 | 15 | 14 |
| Interest expense other | 157 | 98 | 43 |
| Total other interest expense | **7,726** | **3,762** | **1,966** |
| Total interest expense | **36,252** | **14,714** | **7,499** |
| | | | |
| **Net interest income** | **15,976** | **13,756** | **13,615** |

Total net interest income amounts to EUR 15,976 million (2022: EUR 13,756 million; 2021: EUR 13,615 million). The increasing net interest income for 2023 and 2022 is a reflection of the interest rates during the period which repriced faster on the asset side compared to the liability side of the balance sheet. In 2022 an one-off adjustment was recorded in interest income on loans regarding the credit moratoria in Poland (EUR -343 million).

Due to prevalent rates during the comparative years, Negative interest on liabilities includes the ECB funding rate benefit from the TLTRO III programme of EUR 314 million in 2022 (2021: EUR 808 million), while for 2023 Interest expense on deposits from banks includes interest paid under the TLTRO III programme of EUR 557 million.

This was driven by the following applicable TLTRO III rates applicable for ING Group: -100 bps throughout the entire 2021 and the first half of 2022 until 23 June 2022; -37 bps, -36 bps, -29 bps between 23 June 2022 and 22 November 2022 for ING's participation in series 3,4 and 7 of TLTRO III, respectively; 150 bps between 22 November 2022 and 21 December 2022; 200 bps from 21 December 2022 until 8 February 2023; 250 bps between 8 February 2023 and 22 March 2023; 300 bps between 22 March 2023 and May 2023 and increased to 400 bps during the period May to December 2023.

Furthermore, the before mentioned change in terms in 2022 caused the discontinuation of the fair value hedge accounting relationship on TLTRO III, impacting net interest income of 2022 for an amount of EUR -483 million (refer to Note 36 'Derivatives and hedge accounting' for more details).

## 21 Net fee and commission income

| Net fee and commission income | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| **Fee and commission income** | | | |
| Payment Services | 2,062 | 1,888 | 1,661 |
| Securities business | 584 | 632 | 853 |
| Insurance and other broking | 529 | 682 | 734 |
| Portfolio management | 625 | 600 | 617 |
| Lending business | 602 | 556 | 477 |
| Financial guarantees and other commitments | 459 | 496 | 458 |
| Other | 248 | 232 | 204 |
| **Total fee and commission income** | **5,109** | **5,085** | **5,004** |
| | | | |
| **Fee and commission expenses** | | | |
| Payment Services | 704 | 600 | 563 |
| Securities business | 128 | 160 | 164 |
| Distribution of products | 480 | 555 | 591 |
| Other | 202 | 184 | 169 |
| **Total fee and commission expenses** | **1,514** | **1,499** | **1,487** |
| | | | |
| **Net fee and commission income** | **3,595** | **3,586** | **3,517** |

Payment services fees are earned for providing services for deposit accounts and cards, cash management and transaction processing including interchange. Securities fees and commissions are fees for securities brokerage and securities underwriting. Portfolio management fees include fees earned for asset management activities, fiduciary and related activities in which ING holds or invests assets on behalf of its customers. Fees and commissions from Lending (syndication) business include income earned for lending advisory, origination, underwriting and loan commitments which are not part of the effective interest rate. Financial guarantees and other commitments fees and commissions are earned from bank guarantees, letters of credit and other trade finance related products, factoring and leasing. Fees paid for distribution of products are all fees paid for the distribution of ING's products and services through external providers.

Reference is made to Note 30 'Segments', which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.

## 22 Valuation results and net trading income

| Valuation results and net trading income | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Securities trading results | 873 | -356 | 787 |
| Derivatives trading results | 116 | 11 | -554 |
| Other trading results | 273 | 71 | 84 |
| Change in fair value of derivatives relating to | | | |
| - fair value hedges | -3,028 | 5,265 | -85 |
| - cash flow hedges (ineffective portion) | 48 | 20 | 1 |
| - other non-trading derivatives | 563 | 1,164 | -53 |
| Change in fair value of assets and liabilities (hedged items) | 2,962 | -5,150 | 113 |
| Valuation results on assets and liabilities designated at FVPL (excluding trading) | -128 | 439 | -13 |
| Foreign exchange transactions results | 1,230 | 38 | 567 |
| | **2,910** | **1,501** | **847** |

In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. In 2023, the financial markets were characterised by elevated levels of volatility. In the first quarter of the year, the markets worldwide were shaken by the demise of SVB bank and the stress surrounding Credit Suisse, fuelling uncertainty around possible additional defaults. Furthermore, the ongoing interest-rate hikes by the central banks in Europe and the US led to a fast increase in rates worldwide. Toward the end of the year, the probability increased for interest rates going down, which has been reflected in the forward interest rates. In 2022, the market was affected by a significant increase in interest-rates volatility, interest-rate hikes across EU and US, and a steady fall of the EUR value and appreciation of USD, while in 2021 the market recovered from the Covid-19 pandemic, stabilised and returned to pre-pandemic levels.

Securities trading results includes the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments. Derivatives trading results includes the results of derivatives such as interest rate swaps, options, futures, and forward contracts. Trading gains and losses relating to trading securities still held as at 31 December 2023 amount to EUR 160 million (2022: EUR -157 million; 2021: EUR -268 million). The majority of the risks involved in security and currency trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

Other trading results include the results of trading loans and funds entrusted.

Foreign exchange transactions results include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results.

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING's trading books are managed based on internal limits and comprise a mix of products with results which could be offset. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position. Reference is made to Note 4 'Financial assets at fair value through profit or loss' and Note 14 'Financial liabilities at fair value through profit or loss' for information on trading assets and trading liabilities respectively.

'Valuation results and net trading income' include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. During 2023, the interest-rate movements significantly affected the fair value changes of other non-trading derivatives as well as the fair value changes of both the derivatives and the hedged items designated in fair value hedges. Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.

Furthermore, derivatives trading results is also impacted by fair value movements arising from changes in credit spreads (CVA and DVA), bid offer spreads, model risk and incremental cost of funding on derivatives (FVA and CollVA). Refer to Note 35 'Fair value of assets and liabilities' for information on these valuation adjustments.

Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)' include fair value changes on financial assets and financial liabilities driven by changed market conditions. Refer to Note 4 'Financial assets at fair value through profit or loss' and to Note 14 'Financial liabilities at fair value through profit or loss'.

In addition, 'Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)' include fair value adjustments on own issued notes amounting to EUR -230 million (2022: EUR 745 million; 2021: EUR 65 million).

## 23 Investment income

| Investment income | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Dividend income | 105 | 149 | 122 |
| Realised gains/losses on disposal of debt instruments measured at FVOCI | -11 | 32 | 45 |
| Income from and fair value gains/losses on investment properties | | -1 | |
| | 95 | 181 | 167 |

In 2023, 2022 and 2021 dividend income mainly consists of dividend received from ING's equity stake in Bank of Beijing.

## 24 Other net income

In 2023, Other net income of EUR -147 million (2022: EUR -363 million; 2021: EUR 236 million) includes EUR -244 million (2022: EUR -333 million) net monetary loss reflecting the IAS 29 hyperinflation impact in Türkiye related to the indexation of Türkiye's statement of financial position and statement of profit or loss with an offsetting effect in the currency translation reserve. Furthermore, it includes the positive recovery of defaulted receivables of EUR 25 million (2022 EUR 32 million; 2021 EUR 25 million).

Other net income as per 31 December 2022, also includes an amount of EUR -307 million loss recognised to unwind a macro fair value hedge of deposits, which led to a timing difference with expected fair value. Furthermore, it includes the proceeds of the agreement with Boursorama after our exit from the retail banking market in France of EUR 125 million and a gain of EUR 67 million from a legacy entity in Retail Belgium.

In 2021, other net income included the recognition of EUR 72 million relating to a better than expected recovery of the insolvency of a financial institution in the Netherlands and EUR 34 million proceeds of the agreement with Raiffeisenbank due to the withdrawal from the retail banking market in the Czech Republic.

## 25 Staff expenses

| Staff expenses | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Salaries | 4,559 | 4,145 | 4,011 |
| Pension costs and other staff-related benefit costs | 418 | 390 | 408 |
| Social security costs | 635 | 584 | 563 |
| Share-based compensation arrangements | 31 | 26 | 31 |
| External employees | 776 | 738 | 699 |
| Education | 50 | 47 | 47 |
| Other staff costs | 256 | 222 | 182 |
| | **6,725** | **6,152** | **5,941** |

Share-based compensation arrangements include EUR 31 million (2022: EUR 25 million; 2021: EUR 29 million) relating to equity-settled share-based payment arrangements and EUR 0 million (2022: EUR 1 million; 2021: EUR 2 million) relating to cash-settled share-based payment arrangements.

| Number of employees | Netherlands | | | Rest of the world | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Total average number of internal employees at full time equivalent basis | 14,449 | 14,488 | 15,138 | 44,985 | 43,081 | 42,523 | 59,434 | 57,569 | 57,660 |

### Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 46 'Related parties'.

### Share plans

ING grants various types of share awards, namely deferred shares, performance shares and upfront shares, which form part of the variable remuneration offering via the Long-term Sustainable Performance Plan (LSPP). The entitlement to the LSPP share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional, with the exception of the upfront shares which are immediately vested upon grant. Upfront and deferred shares awarded to the Management Board members of ING Group as well as identified staff, have a retention obligation that must be adhered to upon vesting, typically a minimum retention of 12 months applies. ING has the authority to apply a holdback to awarded but unvested shares and a clawback to vested shares.

The share awards granted in 2023 relate to the performance year 2022. In 2023, 52,693 share awards (2022: 55,651; 2021: 0) were granted to the members of the Executive Board of ING Groep N.V., and 172,103 share awards (2022: 137,506; 2021: 123,750) were granted to the Management Board Banking. To senior management and other employees 3,244,951 share awards (2022: 2,913,926; 2021: 3,267,372) were granted.

In 2022 and 2021, the obligations with regard to share plans are funded by newly issued shares at the discretion of ING Group. As of 2023, shares are bought back from the market to fund share plans.

| Changes in share awards | Share awards (in numbers) | | | Weighted average grant date fair values (in euros) | | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Opening balance as at 1 January | 3,699,555 | 3,674,672 | 3,878,219 | 7.97 | 7.60 | 7.25 |
| Granted | 3,469,747 | 3,107,083 | 3,391,122 | 9.71 | 8.99 | 9.69 |
| Vested | -3,113,115 | -2,962,698 | -3,459,163 | 8.83 | 8.60 | 9.25 |
| Forfeited | -158,387 | -119,502 | -135,506 | 8.54 | 7.63 | 7.61 |
| Closing balance | **3,897,800** | **3,699,555** | **3,674,672** | 8.81 | 7.97 | 7.60 |

As at 31 December 2023, the share awards consists of 3,897,800 share awards (2022: 3,201,579; 2021: 3,154,715) relating to equity-settled share-based payment arrangements and 0 share awards (2022: 497,976; 2021: 519,957) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards. The fair value calculation takes into account the current share prices, expected volatilities and the dividend yield of ING shares.

As at 31 December 2023, total unrecognised compensation costs related to share awards amount to EUR 15 million (2022: EUR 13 million; 2021: EUR 13 million). These costs are expected to be recognised over a weighted average period of 2.0 years (2022: 1.9 years; 2021: 1.7 years).

## 26 Other operating expenses

| Other operating expenses | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Regulatory costs | 1,042 | 1,250 | 1,265 |
| Audit and non-audit services | 36 | 31 | 34 |
| IT related expenses | 948 | 818 | 781 |
| Advertising and public relations | 369 | 331 | 305 |
| External advisory fees | 299 | 310 | 301 |
| Office expenses | 289 | 273 | 281 |
| Travel and accommodation expenses | 125 | 91 | 52 |
| Contributions and subscriptions | 122 | 109 | 112 |
| Postal charges | 36 | 31 | 38 |
| Depreciation of property and equipment | 461 | 485 | 573 |
| Amortisation of intangible assets | 213 | 226 | 261 |
| (Reversals of) impairments of property and equipment | 32 | 19 | 26 |
| (Reversals of) impairments of intangible assets | 6 | 60 | 95 |
| Addition to / (unused amounts reversed of) provision for reorganisations | 173 | 170 | 214 |
| Addition to / (unused amounts reversed of) other provisions | 70 | 117 | 254 |
| Other | 617 | 726 | 658 |
| | 4,839 | 5,047 | 5,251 |

Reference is made to Note 9 'Property and equipment' for (reversals of) impairments of property and equipment and Note 10 'Intangible assets' for (reversals of) impairments of intangible assets.

For further information on addition to (unused amounts reversed of) provision for reorganisations refer to Note 15 'Provisions' and for further information on addition to (unused amounts reversed of) other provisions refer to Note 15 'Provisions' and Note 42 'Legal proceedings'.

### Regulatory costs

Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2023, are contributions to DGS of EUR 320 million (2022: EUR 425 million; 2021: EUR 435 million) mainly related to the Netherlands, Germany, Belgium and Poland and contributions to the SRF and local resolution funds of EUR 251 million (2022: EUR 354 million; 2021: EUR 308 million). In 2023 local bank taxes increased by EUR 1 million from EUR 470 million in 2022 to EUR 472 million (2021: EUR 522 million).

In 2022, ING Bank Slaski, together with seven other Polish banks, established an Institutional Protection Scheme (IPS). The fund can be used to ensure the liquidity and solvency of each of its participants, and to assist in the resolution of participating and non-participating banks. The contribution by ING amounts to EUR nil for 2023 (2022: EUR 99 million) and is recognized as regulatory costs (DGS).

## 27 Audit fees

Total audit and non-audit services include the following fees for services provided by the Group's auditor.

| Fees of Group's auditors | | | |
|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 |
| Audit fees | 29 | 27 | 27 |
| Audit related fees | 1 | | |
| Total[1] | 30 | 27 | 27 |

1 The Group's auditors did not provide any non-audit services.

Fees as disclosed in the table above relate to the network of the Group's auditors and are the total expected audit fees for the period excluding VAT.

## 28 Earnings per ordinary share

| Earnings per ordinary share | Amount (in EUR million) | | | Weighted average number of ordinary shares outstanding during the period (in millions) | | | Per ordinary share (in EUR) | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Basic earnings | 7,287 | 3,674 | 4,776 | 3,562.9 | 3,619.1 | 3,888.5 | 2.05 | 1.02 | 1.23 |
| Basic earnings from continuing operations | 7,287 | 3,674 | 4,776 | | | | 2.05 | 1.02 | 1.23 |
| Effect of dilutive instruments: | | | | | | | | | |
| Share plans | | | | 2.4 | 5.2 | 2.2 | | | |
| | | | | 2.4 | 5.2 | 2.2 | | | |
| Diluted earnings | 7,287 | 3,674 | 4,776 | 3,565.3 | 3,624.3 | 3,890.7 | 2.04 | 1.01 | 1.23 |
| Diluted earnings from continuing operations | 7,287 | 3,674 | 4,776 | | | | 2.04 | 1.01 | 1.23 |

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding, own shares held by group companies (including share buyback programmes) are deducted from the total number of ordinary shares in issue.

### Dilutive instruments

Diluted earnings per share is calculated as if the share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from dilutive instruments (if any) is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising share plans is added to the average number of shares used for the calculation of diluted earnings per share.

## 29 Dividend per ordinary share

| Dividends to shareholders of the parent | Per ordinary share (in EUR) | Total (in EUR million) |
|---|---|---|
| **Dividends on ordinary shares:** | | |
| **In respect of 2021** | | |
| - Interim dividend, paid October 2021 | 0.21 | 820 |
| - Final dividend | 0.41 | 1,548 |
| **Total dividend in respect of 2021** | **0.62** | **2,368** |
| In respect of 2022 | | |
| - Interim dividend, paid August 2022 | 0.17 | 636 |
| - Final dividend, paid May 2023 | 0.389 | 1,408 |
| **Total dividend in respect of 2022** | **0.559** | **2,044** |
| In respect of 2023 | | |
| - Interim dividend declared, paid August 2023 | 0.35 | 1,260 |
| - Final dividend declared | 0.756 | 2,500 |
| **Total dividend in respect of 2023** | **1.106** | **3,760** |

On 24 April 2023, the Annual General Meeting of shareholders ratified the total dividend of EUR 0.559 per ordinary share of which EUR 0.17 per share was paid as an interim cash dividend during August 2022. The final dividend of EUR 0.389 per ordinary share was paid entirely in cash.

In 2023, no other cash distributions were paid to shareholders of ING Group (2022: EUR 1,171 million, EUR 0.31 per share; 2021: EUR 1,054 million, EUR 0.27 per share).

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

Reference is made to Note 19 'Equity' for further information on share buyback programmes and other distributions.

# Segment reporting

## 30 Segments

ING Group's segments are based on the internal reporting structure by lines of business.

The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.

Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 'Basis of preparation and material accounting policy information'. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

The following table specifies the segments by line of business and main sources of income of each of the segments:

**Specification of the main sources of income of each of the segments by line of business**

| Segments by line of business | Main source of income |
|---|---|
| Retail Netherlands (Market Leaders) | Income from retail and private banking activities in the Netherlands, including the Business Banking segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending. |
| Retail Belgium (Market Leaders) | Income from retail and private banking activities in Belgium and Luxembourg, including the Business Banking segments. The main products offered are similar to those in the Netherlands. |
| Retail Germany (Challengers and Growth Markets) | Income from retail and private banking activities in Germany, including the Business Banking segments. The main products offered are similar to those in the Netherlands. |
| Retail Other (Challengers and Growth Markets) | Income from retail banking activities in the rest of the world, including the Business Banking segments in specific geographies. The main products offered are similar to those in the Netherlands. |
| Wholesale Banking | Income from wholesale banking activities. The main products are: lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury. |

**Specification of geographical split of the segments**

| Geographical split of the segments | Main countries |
|---|---|
| The Netherlands | |
| Belgium | Including Luxembourg |
| Germany [1,4] | |
| Other Challengers [1,2,4] | Australia, Italy, Spain and Portugal |
| Growth Markets [2,3,4] | Poland, Romania and Türkiye |
| Wholesale Banking Rest of World [4] | UK, Ireland & Middle East, Americas, Asia and other countries in Europe |
| Other [3] | Corporate Line |

1 Retail Banking Austria (included in Germany) and Retail Banking Czech Republic (included in Other Challengers) up to and including 2021, after which ING left the retail markets.
2 In 2022, ING discontinued its retail activities in France and the Philippines.
3 In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Banking Growth Markets to Other (Corporate Line). Comparatives have been adjusted.
4 As from 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of World. Previously these financials were reported in Other Challengers and Growth Markets respectively. Comparatives have been adjusted. As from 2022, Wholesale Banking Austria as well as Wholesale Banking Czech Republic are recorded in Wholesale Banking Rest of World. Previously these financials were reported in Germany and Other Challengers respectively.

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking consider this to be relevant to an understanding of the Group's financial performance, because it allows investors to understand the primary method used by management to evaluate the Group's operating performance and make decisions about allocating resources.

ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line reflects capital management activities, as ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units' book equity and the currency they operate in.

As from 2022, results in the Corporate Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29). Following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart Bank (TTB)) are reported in Corporate Line as of 2023 (with a profit before tax of €185 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly. Furthermore, Corporate Line includes certain other income and expenses that are not allocated to the banking businesses.

Total income for Corporate Line in 2023 amounted to EUR 450 million compared with EUR 84 million in 2022. This included a hyperinflation accounting impact of EUR -179 million in 2023 versus EUR -279 million in 2022. Excluding hyperinflation accounting impact, total income rose by EUR 266 million, mainly attributable to higher income from Treasury activities and because 2022 had included EUR -165 million impact for impairments on our stake in TTB.

Operating expenses for Corporate Line were EUR 542 million, 1.3% up from EUR 535 million in 2022. Expenses in 2023 included a hyperinflation impact of EUR 48 million and EUR 51 million that was provisioned, while 2022 had included a hyperinflation impact of EUR 30 million and a EUR 32 million impairment loss related to the goodwill allocated to Türkiye.

The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking.

This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally and is therefore not readily available.

| ING Group Total | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 12 month period | 2023 | | | 2022 | | | 2021 | | |
| in EUR million | ING Bank | Other | Total ING Group | ING Bank | Other | Total ING Group | ING Bank | Other | Total ING Group |
| Income | | | | | | | | | |
| - Net interest income | 15,809 | 166 | 15,976 | 13,745 | 11 | 13,756 | 13,615 | | 13,615 |
| - Net fee and commission income | 3,586 | 9 | 3,595 | 3,586 | | 3,586 | 3,517 | | 3,517 |
| - Total investment and other income | 3,006 | -1 | 3,005 | 1,215 | 4 | 1,219 | 1,354 | 5 | 1,359 |
| **Total income** | **22,401** | **174** | **22,575** | **18,546** | **16** | **18,561** | **18,485** | **5** | **18,490** |
| | | | | | | | | | |
| Expenditure | | | | | | | | | |
| - Operating expenses | 11,563 | 1 | 11,564 | 11,193 | 6 | 11,199 | 11,195 | -3 | 11,192 |
| - Addition to loan loss provisions | 520 | | 520 | 1,861 | | 1,861 | 516 | | 516 |
| **Total expenses** | **12,083** | **1** | **12,084** | **13,053** | **6** | **13,060** | **11,711** | **-3** | **11,708** |
| | | | | | | | | | |
| **Result before taxation** | **10,318** | **173** | **10,492** | **5,493** | **9** | **5,502** | **6,774** | **8** | **6,782** |
| Taxation | 2,926 | 44 | 2,970 | 1,723 | 2 | 1,725 | 1,876 | 1 | 1,877 |
| Non-controlling interests | 235 | | 235 | 102 | | 102 | 128 | | 128 |
| **Net result IFRS attributable to shareholder of the parent** | **7,157** | **129** | **7,287** | **3,667** | **7** | **3,674** | **4,770** | **7** | **4,776** |

## Segments by line of business

| 12 month period in EUR million | 2023 Retail Netherlands | Retail Belgium | Retail Germany | Retail Other | Wholesale Banking | Corporate Line | Total |
|---|---|---|---|---|---|---|---|
| Income | | | | | | | |
| - Net interest income | 3,096 | 2,063 | 2,862 | 3,437 | 4,028 | 489 | 15,976 |
| - Net fee and commission income | 959 | 502 | 357 | 519 | 1,259 | -1 | 3,595 |
| - Total investment and other income | 945 | 117 | -67 | 277 | 1,771 | -38 | 3,005 |
| **Total income** | **5,001** | **2,683** | **3,152** | **4,233** | **7,057** | **450** | **22,575** |
| | | | | | | | |
| Expenditure | | | | | | | |
| - Operating expenses | 2,135 | 1,852 | 1,243 | 2,479 | 3,313 | 542 | 11,564 |
| - Addition to loan loss provisions | 5 | 169 | 119 | 313 | -92 | 5 | 520 |
| **Total expenses** | **2,140** | **2,022** | **1,362** | **2,792** | **3,222** | **547** | **12,084** |
| | | | | | | | |
| **Result before taxation** | **2,861** | **661** | **1,790** | **1,441** | **3,836** | **-97** | **10,492** |
| Taxation | 740 | 182 | 631 | 359 | 900 | 158 | 2,970 |
| Non-controlling interests | | | | 174 | 61 | | 235 |
| **Net result IFRS** | **2,121** | **479** | **1,159** | **908** | **2,875** | **-255** | **7,287** |

| 12 month period in EUR million | 2022 Retail Netherlands | Retail Belgium | Retail Germany | Retail Other [1,2] | Wholesale Banking | Corporate Line [1] | Total |
|---|---|---|---|---|---|---|---|
| Income | | | | | | | |
| - Net interest income | 2,888 | 1,668 | 1,666 | 2,725 | 4,260 | 550 | 13,756 |
| - Net fee and commission income | 892 | 511 | 437 | 535 | 1,217 | -6 | 3,586 |
| - Total investment and other income | 417 | -32 | 69 | 377 | 849 | -460 | 1,219 |
| **Total income** | **4,196** | **2,147** | **2,172** | **3,637** | **6,325** | **84** | **18,561** |
| | | | | | | | |
| Expenditure | | | | | | | |
| - Operating expenses | 2,115 | 1,786 | 1,140 | 2,509 | 3,114 | 535 | 11,199 |
| - Addition to loan loss provisions | 67 | 139 | 131 | 302 | 1,220 | 2 | 1,861 |
| **Total expenses** | **2,182** | **1,924** | **1,271** | **2,812** | **4,334** | **537** | **13,060** |
| | | | | | | | |
| **Result before taxation** | **2,014** | **223** | **901** | **825** | **1,991** | **-453** | **5,502** |
| Taxation | 540 | 72 | 202 | 254 | 581 | 76 | 1,725 |
| Non-controlling interests | | | 3 | 47 | 52 | 1 | 102 |
| **Net result IFRS** | **1,474** | **151** | **696** | **525** | **1,358** | **-530** | **3,674** |

| 12 month period in EUR million | 2021 Retail Netherlands | Retail Belgium | Retail Germany [3] | Retail Other [1,2,3] | Wholesale Banking | Corporate Line [1] | Total |
|---|---|---|---|---|---|---|---|
| Income | | | | | | | |
| - Net interest income | 3,290 | 1,747 | 1,447 | 2,709 | 4,151 | 270 | 13,615 |
| - Net fee and commission income | 771 | 519 | 497 | 530 | 1,197 | 3 | 3,517 |
| - Total investment and other income | 201 | 209 | 65 | 202 | 568 | 114 | 1,359 |
| **Total income** | **4,262** | **2,475** | **2,009** | **3,441** | **5,916** | **387** | **18,490** |
| | | | | | | | |
| Expenditure | | | | | | | |
| - Operating expenses | 2,403 | 1,667 | 1,174 | 2,442 | 2,926 | 580 | 11,192 |
| - Addition to loan loss provisions | -76 | 225 | 49 | 202 | 117 | | 516 |
| **Total expenses** | **2,326** | **1,892** | **1,223** | **2,644** | **3,042** | **580** | **11,708** |
| | | | | | | | |
| **Result before taxation** | **1,936** | **583** | **786** | **797** | **2,874** | **-193** | **6,782** |
| Taxation | 499 | 146 | 252 | 209 | 703 | 68 | 1,877 |
| Non-controlling interests | | | 4 | 98 | 26 | | 128 |
| **Net result IFRS** | **1,437** | **437** | **529** | **490** | **2,144** | **-261** | **4,776** |

1 In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Other to Corporate Line. Historical figures have been adjusted.
2 In 2022, ING discontinued its retail activities in France and the Philippines.
3 In 2021, ING exited from the retail banking markets in Austria and the Czech Republic.

## Geographical split of the segments

| 12 month period in EUR million 2023 | Netherlands | Belgium | Germany | Other Challengers | Growth markets | Wholesale Banking Rest of World | Other | Total |
|---|---|---|---|---|---|---|---|---|
| Income | | | | | | | | |
| - Net interest income | 3,773 | 2,712 | 3,375 | 2,121 | 1,961 | 1,548 | 486 | 15,976 |
| - Net fee and commission income | 1,239 | 715 | 400 | 285 | 384 | 573 | -1 | 3,595 |
| - Total investment and other income | 1,627 | 145 | -81 | 21 | 487 | 829 | -25 | 3,005 |
| **Total income** | **6,639** | **3,573** | **3,694** | **2,427** | **2,833** | **2,950** | **460** | **22,575** |
| Expenditure | | | | | | | | |
| - Operating expenses | 3,065 | 2,195 | 1,437 | 1,320 | 1,495 | 1,509 | 544 | 11,564 |
| - Addition to loan loss provisions | -111 | 139 | 35 | 166 | 189 | 96 | 5 | 520 |
| **Total expenses** | **2,954** | **2,334** | **1,472** | **1,486** | **1,683** | **1,605** | **549** | **12,084** |
| **Result before taxation** | **3,685** | **1,239** | **2,222** | **941** | **1,149** | **1,345** | **-89** | **10,492** |
| Retail Banking | 2,861 | 661 | 1,790 | 649 | 792 | | | 6,753 |
| Wholesale Banking | 824 | 577 | 432 | 292 | 357 | 1,345 | 8 | 3,836 |
| Corporate Line | | | | | | | -97 | -97 |
| **Result before taxation** | **3,685** | **1,239** | **2,222** | **941** | **1,149** | **1,345** | **-89** | **10,492** |
| Taxation | 909 | 349 | 723 | 282 | 225 | 335 | 148 | 2,970 |
| Non-controlling interests | | | | | 234 | | | 235 |
| **Net result IFRS** | **2,776** | **889** | **1,499** | **659** | **690** | **1,011** | **-237** | **7,287** |

| 12 month period in EUR million 2022 | Netherlands | Belgium | Germany | Other Challengers[1,3] | Growth markets[1,2,3] | Wholesale Banking Rest of World[1] | Other[2] | Total |
|---|---|---|---|---|---|---|---|---|
| Income | | | | | | | | |
| - Net interest income | 3,782 | 2,065 | 2,126 | 1,842 | 1,462 | 1,933 | 546 | 13,756 |
| - Net fee and commission income | 1,171 | 714 | 494 | 290 | 375 | 548 | -6 | 3,586 |
| - Total investment and other income | 577 | -14 | 94 | 182 | 386 | 449 | -455 | 1,219 |
| **Total income** | **5,531** | **2,765** | **2,714** | **2,314** | **2,223** | **2,930** | **84** | **18,561** |
| Expenditure | | | | | | | | |
| - Operating expenses | 3,001 | 2,120 | 1,318 | 1,380 | 1,426 | 1,418 | 536 | 11,199 |
| - Addition to loan loss provisions | 181 | 230 | 460 | 140 | 230 | 618 | 2 | 1,861 |
| **Total expenses** | **3,182** | **2,350** | **1,778** | **1,519** | **1,657** | **2,036** | **538** | **13,060** |
| **Result before taxation** | **2,349** | **415** | **936** | **795** | **567** | **894** | **-454** | **5,502** |
| Retail Banking | 2,014 | 223 | 901 | 547 | 278 | | | 3,964 |
| Wholesale Banking | 335 | 192 | 34 | 248 | 288 | 894 | | 1,991 |
| Corporate Line | | | | | | | -453 | -453 |
| **Result before taxation** | **2,349** | **415** | **936** | **795** | **567** | **894** | **-454** | **5,502** |
| Taxation | 658 | 114 | 297 | 258 | 153 | 186 | 60 | 1,725 |
| Non-controlling interests | | | 3 | | 98 | | 1 | 102 |
| **Net result IFRS** | **1,691** | **301** | **636** | **537** | **316** | **708** | **-515** | **3,674** |

| 12 month period in EUR million 2021 | Netherlands | Belgium | Germany[4] | Other Challengers[1,3,4] | Growth markets[1,2,3] | Wholesale Banking Rest of World[1] | Other[2] | Total |
|---|---|---|---|---|---|---|---|---|
| Income | | | | | | | | |
| - Net interest income | 4,068 | 2,109 | 1,938 | 1,679 | 1,528 | 2,021 | 271 | 13,615 |
| - Net fee and commission income | 1,070 | 717 | 523 | 300 | 351 | 553 | 3 | 3,517 |
| - Total investment and other income | 314 | 265 | 118 | 64 | 289 | 196 | 113 | 1,359 |
| **Total income** | **5,452** | **3,092** | **2,578** | **2,043** | **2,168** | **2,770** | **387** | **18,490** |
| Expenditure | | | | | | | | |
| - Operating expenses | 3,279 | 1,960 | 1,339 | 1,449 | 1,254 | 1,332 | 580 | 11,192 |
| - Addition to loan loss provisions | 28 | 184 | 118 | 84 | 110 | -8 | | 516 |
| **Total expenses** | **3,307** | **2,143** | **1,457** | **1,533** | **1,363** | **1,324** | **580** | **11,708** |
| **Result before taxation** | **2,145** | **948** | **1,121** | **511** | **804** | **1,446** | **-193** | **6,782** |
| Retail Banking | 1,936 | 583 | 786 | 206 | 590 | | | 4,101 |
| Wholesale Banking | 209 | 365 | 336 | 304 | 214 | 1,446 | | 2,874 |
| Corporate Line | | | | | | | -193 | -193 |
| **Result before taxation** | **2,145** | **948** | **1,121** | **511** | **804** | **1,446** | **-193** | **6,782** |
| Taxation | 556 | 240 | 358 | 156 | 174 | 326 | 67 | 1,877 |
| Non-controlling interests | | | 4 | | 124 | | | 128 |
| **Net result IFRS** | **1,589** | **708** | **759** | **355** | **506** | **1,120** | **-260** | **4,776** |

1 As from 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of World. Previously the financials of Wholesale Banking in France and Wholesale Banking in the Philippines were reported in Other Challengers and Growth Markets respectively. Historical figures have been adjusted.
2 In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer form Growth Markets to Other (Corporate Line). Historical figures have been adjusted.
3 In 2022, ING discontinued its retail activities in France and the Philippines.
4 In 2021, ING exited from the retail banking markets in Austria (included in Germany) and the Czech Republic (included in Other Challengers).

## 31 Information on geographical areas

ING Group's business lines operate in different geographical areas: the Netherlands, Belgium, Germany, Rest of Europe and Rest of the World. The geographical analyses are based on the location of the office from which the transactions are originated and do not include countries where ING only has representation offices. The Netherlands is ING Group's country of domicile.

In order to increase ING Group's tax transparency, additional financial information on a per country basis has been included in this disclosure: Tax paid represents all income tax paid to and/or received from tax authorities in the current year, irrespective of the fiscal year to which these payments or refunds relate. Total assets by country does not include intercompany balances and reconciles to the total assets in the consolidated statement of financial position of ING Group. At the date when these financial statements were authorized for issue, the Netherlands has implemented new legislation, based on an OECD legislative framework, to ensure that large multinational groups with their head office in the Netherlands pay income tax at a minimum effective tax rate of 15% in all the countries they are present in, applicable from 2024 and onwards. Countries in which ING operates that have an effective tax rate below 15% will be subject to an additional top-up tax.

ING Group expects to be subject to top-up tax in relation to its operations in Switzerland, Ireland, Bulgaria and United Arab Emirates, in which countries the statutory tax rate is below 15%, and in Singapore which country applies a special tax rate for certain profit components that reduces its effective tax rate to below 15%.

ING Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. If the top-up tax had been applied in 2023, the total top up tax that had to be paid by ING Group would have amounted to approximately EUR 4 million.

The table below provide additional information, for the years 2023, 2022 and 2021 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country/tax jurisdiction.

## Additional information by country

| Geographical area | Country/Tax jurisdiction | Name of principal subsidiary | Main (banking) activity | Average number of employees at full time equivalent basis | | | Total income | | | Total assets | | | Result before tax | | | Taxation | | | Tax paid | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Netherlands | Netherlands | ING Bank N.V. | Wholesale / Retail | 14,449 | 14,488 | 15,138 | 5,544 | 5,033 | 5,676 | 292,815 | 308,886 | 301,419 | 1,818 | 1,076 | 1,438 | 557 | 419 | 506 | 601 | 376 | 428 |
| Belgium | Belgium | ING België N.V. | Wholesale / Retail | 6,392 | 6,582 | 6,965 | 3,246 | 2,353 | 2,719 | 128,437 | 127,085 | 130,687 | 1,209 | 286 | 808 | 339 | 81 | 204 | 169 | 152 | 174 |
| | Luxembourg | ING Luxembourg S.A. | Wholesale / Retail | 939 | 927 | 856 | 608 | 422 | 338 | 14,392 | 18,351 | 20,452 | 349 | 180 | 161 | 89 | 45 | 41 | 40 | 37 | 20 |
| Germany | Germany | ING DiBa A.G. | Wholesale / Retail | 5,499 | 5,573 | 5,521 | 3,931 | 2,815 | 2,387 | 168,991 | 161,997 | 159,805 | 2,467 | 1,039 | 1,012 | 807 | 328 | 338 | 904 | 189 | 493 |
| Rest of Europe | Poland [1] | ING Bank Slaski S.A | Wholesale / Retail | 11,677 | 11,130 | 10,674 | 2,350 | 1,652 | 1,509 | 52,134 | 45,598 | 43,888 | 1,236 | 544 | 660 | 286 | 143 | 154 | 136 | -23 | 235 |
| | Spain | Branch of ING Bank N.V. | Wholesale / Retail | 1,576 | 1,439 | 1,380 | 1,165 | 877 | 743 | 33,083 | 32,262 | 32,559 | 541 | 299 | 212 | 128 | 98 | 57 | 114 | 101 | 59 |
| | Italy | Branch of ING Bank N.V. | Wholesale / Retail | 1,190 | 1,118 | 1,099 | 438 | 345 | 335 | 14,836 | 14,152 | 13,983 | 133 | 63 | 73 | 55 | 22 | 25 | 19 | 2 | 2 |
| | Romania [1] | Branch of ING Bank N.V. | Wholesale / Retail | 3,971 | 3,580 | 3,319 | 690 | 584 | 495 | 11,496 | 10,555 | 9,635 | 396 | 324 | 273 | 61 | 51 | 41 | 55 | 67 | 21 |
| | Türkiye | ING Bank A.S. | Wholesale / Retail | 2,973 | 3,076 | 3,338 | 14 | 64 | 335 | 4,770 | 5,400 | 5,818 | -232 | -143 | 144 | -20 | 65 | 35 | 29 | 79 | 33 |
| | UK | Branch of ING Bank N.V. | Wholesale | 722 | 692 | 698 | 758 | 693 | 636 | 50,572 | 46,066 | 50,734 | 510 | 286 | 277 | 131 | 81 | 73 | 101 | 58 | 50 |
| | Switzerland | Branch of ING Bank N.V. | Wholesale | 292 | 277 | 259 | 248 | 290 | 241 | 8,501 | 9,513 | 11,081 | 137 | 182 | 148 | 19 | 25 | 21 | 52 | 45 | 67 |
| | France [2,4] | Branch of ING Bank N.V. | Wholesale | 194 | 600 | 764 | 252 | 372 | 271 | 8,322 | 8,934 | 12,381 | 122 | 44 | -107 | 33 | 12 | -27 | 7 | 22 | -7 |
| | Ireland | Branch of ING Bank N.V. | Wholesale | 82 | 72 | 64 | 83 | 66 | 70 | 3,907 | 2,773 | 1,831 | 71 | 28 | 77 | 9 | 3 | 10 | 8 | 6 | 10 |
| | Czech Republic [3] | Branch of ING Bank N.V. | Wholesale | 134 | 137 | 285 | 76 | 78 | 121 | 3,191 | 3,192 | 2,894 | 33 | 38 | 54 | 6 | 6 | 12 | 10 | 13 | -2 |
| | Hungary | Branch of ING Bank N.V. | Wholesale | 127 | 120 | 119 | 85 | 82 | 44 | 1,893 | 1,993 | 1,148 | 35 | 38 | 12 | 7 | 5 | 3 | 9 | 2 | 2 |
| | Russia | ING Bank (Eurasia) Z.A.O. | Wholesale | 259 | 272 | 281 | 136 | 246 | 38 | 925 | 2,783 | 898 | 151 | 128 | 3 | 31 | 9 | 0 | 20 | 21 | -7 |
| | Slovakia [1] | Branch of ING Bank N.V. | Wholesale | 1,347 | 1,129 | 983 | 20 | 15 | 15 | 618 | 391 | 352 | 11 | -1 | 3 | 2 | 1 | 0 | 2 | 0 | 2 |
| | Portugal | Branch of ING Bank N.V. | Wholesale | 10 | 11 | 11 | 17 | 15 | 15 | 620 | 689 | 675 | 12 | 9 | 9 | 3 | 3 | 3 | 2 | 2 | 3 |
| | Ukraine | PJSC ING Bank Ukraine | Wholesale | 91 | 91 | 96 | 53 | 45 | 22 | 590 | 385 | 409 | 44 | 9 | 11 | 22 | 2 | 2 | 7 | 2 | 2 |
| | Bulgaria | Branch of ING Bank N.V. | Wholesale | 61 | 60 | 61 | 23 | 15 | 14 | 530 | 436 | 420 | 11 | 1 | 2 | 1 | 0 | 0 | 1 | 0 | 0 |
| | Austria [3] | Branch of ING Bank N.V. | Wholesale | 17 | 17 | 292 | 9 | 19 | 175 | 383 | 261 | 419 | -4 | 9 | 101 | -1 | 2 | 16 | 1 | 3 | 6 |

1 Includes significant number of FTEs in relation to global services provided.
2 Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.2 million (2022: EUR 0.1 million; 2021: EUR 0.0 million).
3 In 2021, ING exited from the retail banking markets in Austria and the Czech Republic.
4 In 2022, ING exited from the retail banking markets in France and the Philippines.

## Additional information by country (continued)

| Geographical area | Country/Tax jurisdiction | Name of principal subsidiary | Main (banking) activity | Average number of employees at full time equivalent basis | | | Total Income | | | Total assets | | | Result before tax | | | Taxation | | | Tax paid | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Rest of the World | Australia | ING Bank (Australia) Ltd. | Wholesale / Retail | 1,820 | 1,556 | 1,503 | 1,033 | 948 | 782 | 52,734 | 52,728 | 49,826 | 572 | 557 | 500 | 174 | 172 | 149 | 185 | 135 | 121 |
| | USA | ING Financial Holdings Corp. | Wholesale | 603 | 586 | 563 | 1,124 | 892 | 936 | 66,143 | 65,024 | 55,582 | 654 | 413 | 779 | 185 | 115 | 182 | 183 | 135 | 148 |
| | Singapore | Branch of ING Bank N.V. | Wholesale | 576 | 565 | 573 | 354 | 354 | 331 | 26,816 | 25,701 | 24,163 | 172 | 105 | 133 | 24 | 14 | 19 | 13 | 21 | 9 |
| | Japan | Branch of ING Bank N.V. | Wholesale | 32 | 31 | 30 | 40 | 30 | 25 | 14,267 | 5,128 | 2,256 | 17 | 20 | 4 | 7 | 7 | 2 | 10 | -1 | 3 |
| | South Korea | Branch of ING Bank N.V. | Wholesale | 86 | 78 | 75 | 92 | 86 | 65 | 6,167 | 7,989 | 5,800 | 39 | 47 | 26 | 9 | 12 | 6 | 24 | 7 | -2 |
| | Hong Kong | Branch of ING Bank N.V. | Wholesale | 104 | 103 | 105 | 101 | 82 | 79 | 4,378 | 4,343 | 6,691 | -18 | -33 | 5 | -2 | -5 | 1 | 0 | 0 | -7 |
| | Taiwan | Branch of ING Bank N.V. | Wholesale | 37 | 35 | 33 | 39 | 33 | 26 | 2,597 | 3,578 | 2,963 | 0 | -16 | -3 | 1 | -5 | -1 | 0 | 4 | 0 |
| | China | Branch of ING Bank N.V. | Wholesale | 78 | 76 | 79 | 18 | 30 | 26 | 998 | 1,181 | 1,654 | -12 | 4 | 0 | 2 | 5 | 6 | -9 | 13 | -1 |
| | Philippines [1,4] | Branch of ING Bank N.V. | Wholesale | 4,079 | 3,098 | 2,414 | 10 | 10 | 6 | 403 | 381 | 567 | 1 | -39 | -33 | 2 | 8 | -5 | 2 | 2 | 1 |
| | United Arab Emirates | Branch of ING Bank N.V. | Wholesale | 11 | 10 | 10 | -2 | -1 | 0 | 1 | 1 | 1 | -3 | -1 | -1 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Sri Lanka | Branch of ING Hubs B.V. | Global services | 4 | 4 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Brazil | ING ADMINISTRAÇÃO LTDA. | In run-off / liquidation | 2 | 30 | 63 | 18 | 17 | 13 | 73 | 57 | 288 | 17 | 9 | 1 | 0 | 1 | 5 | 4 | 5 | 8 |
| | Mexico | ING Consulting, S.A. de C.V. | In run-off / liquidation | | 6 | 6 | | 0 | 1 | | 1 | 3 | | -2 | -1 | | 0 | 0 | | 0 | 0 |
| | Canada | Payvision Canada Services Ltd. | Dissolved in 2023 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 |
| | Macau | Payvision Macau Ltd. | Liquidated in 2022 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 |
| | Indonesia | PT ING Securities Indonesia | Liquidated in 2022 | | 0 | 0 | | 0 | 0 | | 0 | 5 | | 0 | 0 | | 0 | 0 | | 0 | 0 |
| | Malaysia | Branch of ING Bank N.V. | Closed in 2022 | | 0 | 4 | | 0 | 0 | | 1 | 1 | | 0 | -1 | | 0 | 0 | 0 | 0 | 0 |
| | Mauritius | ING Mauritius Investment I | Liquidated in 2022 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 | | 0 | 0 |
| | Colombia | ING Capital Colombia S.A.S. | Dissolved in 2021 | | | 0 | | | 0 | | | 0 | | | 0 | | | 0 | | | 0 |
| **Total** | | | | 59,434 | 57,569 | 57,660 | 22,575 | 18,561 | 18,490 | 975,583 | 967,817 | 951,290 | 10,492 | 5,502 | 6,782 | 2,970 | 1,725 | 1,877 | 2,700 | 1,474 | 1,873 |

1 Includes significant number of FTEs in relation to global services provided.
4 In 2022, ING exited from the retail banking markets in France and the Philippines.

**2023**
The higher tax charge of 31% in the Netherlands (compared to the statutory rate of 25.8%) is mainly caused by the non-deductible Dutch bank tax (EUR 189 million) and other non-deductible expenses.

The lower tax charge in Spain is caused by a tax refund (EUR 43 million) regarding previous years.

ING continued reducing Russian-related exposure during 2023. In 2023, the local results on a standalone basis were positively impacted by releases of loan loss provisions following improved macroeconomic indicators and decrease in exposures following sales and repayments. For further information, reference is made to 'Risk management'.

The lower negative tax charge reported for ING Türkiye with respect to its loss is mainly caused by the non deductibility for tax purposes of the accounting loss based on hyperinflation accounting.

**2022**
The higher tax charge of 39% in the Netherlands (compared to the statutory rate of 25.8%) is mainly caused by the non-deductible Dutch bank tax (EUR 179 million) and the non-deductible impairments regarding goodwill ING Türkiye (EUR 32 million) and TTB (EUR 165 million).

The higher positive tax charge of Türkiye combined with its accounting loss based on hyperinflation accounting is mainly caused by the non deductibility of this loss for tax purposes.

Since the Russian invasion of Ukraine, our strategy is no new business with Russian clients, including Russian-owned entities outside of Russia, and to get existing Russia-related credit exposures repaid as quickly as possible. These exposures are booked in various countries and totalled EUR 6.7 billion, published on 4 March 2022. Remaining at risk for ING Group at year-end 2022 is EUR 0.3 billion local equity and EUR 2.5 billion credit exposures booked outside of Russia. In 2022, ING's results in connection with Russia-related credit exposures declined significantly, as we have recognized EUR 0.5 billion risk costs related to these exposures. The local results on a standalone basis were higher compared to 2021. This was driven by the high local interest-rate environment and increased rouble inflow from existing, predominantly non-Russian, clients. Under local law and banking regulations, ING Russia must accept these rouble inflows. Furthermore, the local result before tax expressed in EUR (EUR 128 million) was positively impacted by the appreciation of the rouble against the euro for an amount of EUR 80 million throughout 2022. Going forward, we will continue to actively reduce our Russia-related credit exposure.

The higher tax charge in Poland is mainly caused by non-deductible regulatory and other costs.

**2021**
The higher tax charge of 35% in the Netherlands (compared to the statutory rate of 25%) is mainly caused by the non-deductible Dutch bank tax (EUR 260 million) and the impairments on deferred tax assets regarding Payvision and Yolt (EUR 26 million tax).

The lower tax charge in Austria is caused by previously not recognised tax losses (EUR -10 million tax). The higher tax charge in Poland is mainly caused by non-deductible regulatory- and other costs.

# Additional notes to the Consolidated financial statements

## 32 Changes in liabilities arising from financing activities

**Changes in liabilities arising from financing activities**

| | Debt securities in issue | | Subordinated Loans | | Lease liabilities | | Total Liabilities from financing activities | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance | 95,918 | 91,784 | 15,786 | 16,715 | 1,174 | 1,220 | 112,878 | 109,719 |
| **Cashflows:** | | | | | | | | |
| Additions | 116,436 | 92,707 | 2,225 | 983 | | | 118,661 | 93,690 |
| Redemptions / Disposals | -90,574 | -82,844 | -2,894 | -1,090 | -291 | -296 | -93,758 | -84,230 |
| **Non cash changes:** | | | | | | | | |
| Amortisation | 764 | 312 | 34 | 30 | 28 | 15 | 826 | 357 |
| Other | 502 | 39 | 12 | 7 | 256 | 239 | 769 | 285 |
| Changes in unrealised revaluations | 2,680 | -7,658 | 473 | -1,470 | | | 3,153 | -9,127 |
| Foreign exchange movement | -1,057 | 1,577 | -235 | 611 | -4 | -4 | -1,296 | 2,185 |
| **Closing balance** | **124,670** | **95,918** | **15,401** | **15,786** | **1,162** | **1,174** | **141,233** | **112,878** |

Part of Debt securities in issue and subordinated loans are subject to fair value hedge accounting. Hence, changes in unrealised revaluations represent fair value adjustments to the hedged item attributable to the hedged interest rate risk. Reference is made to the paragraph 'fair value hedge accounting' in Note 36 'Derivatives and hedge accounting'.

## 33 Pensions and other post-employment benefits

Most group companies sponsor defined contribution pension plans. The assets of all ING Group's defined contribution plans are held in independently administered funds. Contributions, including the defined contribution plan in the Netherlands, are principally determined as a percentage of remuneration. These plans do not give rise to provisions in the statement of financial position, other than relating to short-term timing differences included in other assets and in other liabilities.

ING Group maintains defined benefit retirement plans in some countries. These plans provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries are designed to comply with applicable local regulations governing investments and funding levels.

ING Group provides other post-employment benefits to certain former employees. These post-employment benefits are primarily discounts on ING products.

### Defined contribution plans

ING, as part of the labour agreements with its employees, sponsors a number of defined contribution plans. ING's obligation is limited to contributions which are agreed in advance and also includes employee contributions. The most significant plans are in the Netherlands and Belgium. The employer's contribution is recognised as an expense which amounted for 2023 EUR 391 million (2022: EUR 364 million).

### Defined benefit retirement plans

### Statement of financial position - Net defined benefit asset/liability

**Plan assets and defined benefit obligation per country**

| | Plan assets | | Defined benefit obligation | | Funded Status | |
|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| The Netherlands | 331 | 310 | 426 | 400 | -95 | -90 |
| United States | 257 | 248 | 245 | 230 | 12 | 18 |
| United Kingdom | 1,257 | 1,277 | 790 | 750 | 467 | 527 |
| Belgium | 516 | 507 | 473 | 475 | 43 | 32 |
| Other countries | 317 | 295 | 353 | 305 | -37 | -10 |
| **Funded status (Net defined benefit asset/liability)** | **2,678** | **2,637** | **2,288** | **2,159** | **390** | **478** |
| | | | | | | |
| Presented as: | | | | | | |
| - Other assets | | | | | 554 | 617 |
| - Other liabilities | | | | | -164 | -139 |
| | | | | | **390** | **478** |

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2023. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

**Changes in fair value of plan assets**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Opening balance as at 1 January | 2,637 | 3,671 |
| Interest income | 115 | 54 |
| Remeasurements: Return on plan assets excluding amounts included in interest income | -8 | -947 |
| Employer's contribution | 28 | 34 |
| Participants contributions | 4 | 3 |
| Benefits paid | -119 | -126 |
| Exchange rate differences | 22 | -53 |
| Closing balance | **2,678** | **2,637** |
| | | |
| Actual return on the plan assets | **107** | **-894** |

As at 31 December 2023, the defined benefit plans did not hold any direct investments in ING Groep N.V. (2022: nil). During 2023 and 2022, there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus receives no compensation for fund management. The pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No plan assets are expected to be returned to ING Group during 2024.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

**Changes in defined benefit obligation and other post-employment benefits**

| | Defined benefit obligation | | Other post-employment benefits | |
|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 2,159 | 3,115 | 29 | 72 |
| Current service cost | 27 | 33 | 1 | 1 |
| Interest cost | 92 | 46 | 2 | 1 |
| Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions | -9 | | | |
| Remeasurements: Actuarial gains and losses arising from changes in financial assumptions | 127 | -882 | 1 | -45 |
| Participants' contributions | 3 | 3 | | |
| Benefits paid | -123 | -129 | -1 | -1 |
| Past service cost | 1 | | | -1 |
| Effect of curtailment or settlement | | | | |
| Exchange rate differences | 14 | -26 | -3 | 5 |
| Closing balance | **2,288** | **2,159** | **30** | **29** |

Amounts recognised directly in Other comprehensive income were as follows:

**Changes in the net defined benefit assets/liability remeasurement reserve**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Opening balance as at 1 January | -232 | -212 |
| | | |
| Remeasurement of plan assets | -8 | -947 |
| Actuarial gains and losses arising from changes in demographic assumptions | 9 | |
| Actuarial gains and losses arising from changes in financial assumptions | -127 | 882 |
| Taxation and Exchange rate differences | 40 | 46 |
| Total Other comprehensive income movement for the year | **-85** | **-19** |
| | | |
| Closing balance | **-317** | **-232** |

In 2023, EUR -8 million (2022: EUR -947 million) remeasurements of plan assets, that is recognised as a loss in other comprehensive income, is driven by yield changes on investments.

The EUR 127 million (2022: EUR 882 million) actuarial gains arising from changes in financial assumptions in the calculation of the defined benefit obligation are mainly due to an increase in interest yield curves.

The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR -397 million (EUR -317 million after tax) as at 31 December 2023 (2022: EUR -289 million; EUR -232 million after tax).

Amounts recognised in the statement of profit or loss related to pension and other staff-related benefits are as follows:

**Pension and other staff-related benefit costs**

| | Net defined benefit asset/liability | | | Other post-employment benefits | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Current service cost | 27 | 33 | 33 | 1 | 1 | 1 | 28 | 34 | 34 |
| Past service cost | 1 | | | | -1 | | 1 | | |
| Net Interest cost | -23 | -8 | -6 | 2 | 1 | 2 | -21 | -6 | -4 |
| Effect of curtailment or settlement | | | | | | -2 | | | -2 |
| Defined benefit plans | 5 | 26 | 27 | 3 | 2 | 1 | 8 | 27 | 28 |
| | | | | | | | | | |
| Defined contribution plans | | | | | | | 391 | 364 | 369 |
| Pension and other post employment benefits | | | | | | | 399 | 392 | 397 |
| Other staff related benefits | | | | | | | 19 | -2 | 11 |
| Pension and other staff-related benefits | | | | | | | 418 | 390 | 408 |

## Determination of the net defined benefit asset/liability

The net defined benefit asset/liability is reviewed and adjusted annually. The assumptions used in the determination of the net defined benefit asset/liability and the Other post-employment benefits include discount rates, mortality rates, expected rates of salary increases (excluding promotion increases), and indexation. The rates used for salary developments, interest discount factors, and other adjustments reflect country-specific conditions.

The key assumption in the determination of the net defined benefit asset/liability is the discount rate. The discount rate is the weighted average of the discount rates that are applied in different regions where ING Group has defined benefit pension plans (weighted by the defined benefit obligation). The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2023 was 4.0% (2022: 4.3%) based on the pension plan in the Netherlands, Germany, Belgium, the United States of America, and the United Kingdom. The average discount rate applied for Other post-employment benefits in 2023 was 5.2% (2022: 5.5%).

## Sensitivity analysis of key assumptions

ING performs sensitivity analyses on the most significant assumptions: discount rates, mortality, expected rate of salary increase, and indexation. The sensitivity analysis has been carried out under the assumption that the changes occurred at the end of the reporting period.

The sensitivity analysis calculates the financial impact on the defined benefit obligation of an increase or decrease of the weighted averages of each significant actuarial assumption, all other assumptions held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated. Changes to mortality, expected rate of salary increase, and indexation would have no material impact on the defined benefit obligation. The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1.0% creates an impact on the defined benefit obligation of EUR 238 million (decrease) and EUR 282 million (increase), respectively.

## Expected cash flows

ING Group's subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis.

For 2024, the expected contributions to defined benefit pension plans are EUR 58 million.

The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2024-2028 are estimated to be between EUR 133 million and EUR 150 million per year. From 2028 to 2032 the total payments made by the plan are expected to be EUR 738 million.

# 34 Taxation

## Statement of financial position – Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

**Changes in deferred tax**

| in EUR million<br>2023 | Net liability (-) Net asset (+) opening balance | Change through equity | Change through net result | Exchange rate differences | Changes in the composition of the group and other changes | Net liability (-) Net asset (+) ending balance |
|---|---|---|---|---|---|---|
| Financial assets at FVOCI | 80 | -10 | -3 | -4 | | 63 |
| Financial assets and liabilities at FVPL | 28 | | -44 | 13 | | -3 |
| Depreciation | -13 | | -6 | 3 | 4 | -13 |
| Cash flow hedges | 752 | -251 | | 1 | | 502 |
| Pension and post-employment benefits | -54 | 31 | -7 | -4 | | -33 |
| Other provisions | 59 | | -12 | -3 | 4 | 48 |
| Loans and advances | 612 | 8 | -140 | -6 | 2 | 475 |
| Unused tax losses carried forward | 327 | | -128 | 11 | -1 | 209 |
| Other | -251 | 13 | 90 | -2 | -4 | -154 |
| | **1,539** | **-209** | **-249** | **10** | **5** | **1,096** |
| Presented in the statement of financial position as: | | | | | | |
| - Deferred tax liabilities | -257 | | | | | -184 |
| - Deferred tax assets | 1,796 | | | | | 1,280 |
| | **1,539** | | | | | **1,096** |

The above table shows netted deferred tax amounts related to right-of-use assets and lease liabilities included in the row 'Other', and includes a deferred tax amount for right-of-use assets of EUR 195 million (2022: EUR 205 million and 2021: EUR 220 million) and a deferred tax amount for lease liabilities of EUR 217 million (2022: EUR 231 million and 2021: EUR 252 million).

Financial assets and liabilities at FVPL changes through net result in 2023 (EUR -44 million) and 2022 (EUR -88 million) relates to the decrease in fair value of derivatives due to increased interest yield curves.

The deferred tax on cash flow hedges relate to floating rate lending with interest rate swaps. Due to decreased (longer-term) interest rate yield curve in 2023 there was a positive revaluation of the cash flow hedge through other comprehensive income. This resulted in a decline in the deferred tax asset by EUR -251 million compared to the increase in deferred tax assets in 2022 by EUR 875 million due to the increase in the interest yield curve. The deferred tax asset in cash flow hedges decreased from EUR 752 million in 2022 to EUR 502 million in 2023.

The deferred tax on Loans and advances changes through net result in 2023 EUR -140 million (2022: EUR 177 million) relates mainly to valuation changes of collectively assessed expected credit losses.

The deferred tax changes through equity - Other in 2023 of EUR 13 million (2022:EUR -123 million) is due to FX developments following the USD depreciation and the application of IAS 29 Hyperinflation in Türkiye, and also due to the decline in the Credit liability Reserve due to credit spread tightening.

**Changes in deferred tax**

| in EUR million<br>2022 | Net liability (-) Net asset (+) opening balance | Change through equity | Change through net result | Exchange rate differences | Changes in the composition of the group and other changes | Net liability (-) Net asset (+) ending balance |
|---|---|---|---|---|---|---|
| Financial assets at FVOCI | -70 | 148 | 5 | -3 | | 80 |
| Financial assets and liabilities at FVPL | 107 | | -88 | 9 | | 28 |
| Depreciation | -7 | | -5 | -2 | | -13 |
| Cash flow hedges | -126 | 875 | | 2 | | 752 |
| Pension and post-employment benefits | -49 | 6 | -13 | 8 | -7 | -54 |
| Other provisions | 19 | | 44 | -4 | | 59 |
| Loans and advances | 430 | | 177 | -3 | 7 | 612 |
| Unused tax losses carried forward | 199 | | 137 | -8 | | 327 |
| Other | -148 | -123 | 26 | -6 | | -251 |
| **Total** | **354** | **907** | **283** | **-5** | **0** | **1,539** |
| Presented in the statement of financial position as: | | | | | | |
| - deferred tax liabilities | -603 | | | | | -257 |
| - deferred tax assets | 957 | | | | | 1,796 |
| | **354** | | | | | **1,539** |

| Deferred tax in connection with unused tax losses carried forward | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Total unused tax losses carried forward | 1,870 | 2,668 |
| Unused tax losses carried forward not recognised as a deferred tax asset | 815 | 937 |
| Unused tax losses carried forward recognised as a deferred tax asset | **1,055** | **1,731** |
| | | |
| Average tax rate | 19.9% | 21.1 % |
| Deferred tax asset | 209 | 365 |

| Total unused tax losses carried forward analysed by expiry terms | No deferred tax asset recognised | | Deferred tax asset recognised | |
|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 |
| Within 1 year | | | | 591 |
| More than 1 year but less than 5 years | 126 | 120 | 633 | 587 |
| More than 5 years but less than 10 years | 9 | 9 | 2 | 2 |
| More than 10 years but less than 20 years | | | | |
| Unlimited | 681 | 808 | 421 | 550 |
| | **815** | **937** | **1,055** | **1,731** |

The above-mentioned deferred tax asset of EUR 209 million (2022: EUR 365 million) and the related unused tax losses carried forward exclude the recapture of tax losses originated in the United Kingdom previously deducted in the Netherlands for the amount of EUR 0 million (2022 EUR 37 million).

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

| Breakdown of certain net deferred tax asset positions by jurisdiction | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Poland | 244 | 391 |
| France | 0 | 70 |
| Slovakia | 1 | 0 |
| China | 2 | 0 |
| Australia | 1 | 0 |
| Hong Kong | 8 | 6 |
| United States of America | | 1 |
| Türkiye | 41 | 7 |
| Taiwan | 11 | 8 |
| | **308** | **483** |

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities have incurred losses in either the current or the preceding year.

In 2023, ING Bank Slaski (Poland) realised a tax profit following the value changes of the cash flow hedge derivatives which are settled net via a central clearing party, whereas in 2022 and 2021 ING Bank Slaski incurred a tax loss following the large value changes of the cash flow hedge derivatives. This tax loss can be carried forward for five years. Based on a taxable profit forecast, ING considers it probable that the future taxable profits will compensate for this tax loss carry forward position. Based on this a remaining deferred tax asset on unused tax losses carried forward, as per 31 December 2023: EUR 120 million (2022: EUR 224 million) is recognised. The remaining net deferred tax asset in Poland of EUR 124 million (2022: EUR 167 million) relates to temporary tax differences on loans and advances and financial assets at fair value through profit and loss.

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

At 31 December 2022 and 2023, ING Group had no significant temporary differences associated with the parent company's investments in subsidiaries and associates as any economic benefit from those investments will not be taxable at parent company level.

## Statement of profit or loss – Taxation

**Taxation by type**

| | Netherlands | | | Rest of the world | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Current taxation | 601 | 498 | 459 | 2,121 | 1,510 | 1,448 | 2,722 | 2,008 | 1,908 |
| Deferred taxation | -45 | -79 | 47 | 293 | -204 | -78 | 249 | -283 | -30 |
| | 556 | 419 | 506 | 2,414 | 1,306 | 1,371 | 2,970 | 1,725 | 1,877 |

**Reconciliation of the weighted average statutory income tax rate to ING Group's effective income tax rate**

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Result before tax from continuing operations | 10,492 | 5,502 | 6,782 |
| Weighted average statutory tax rate | 25.5 % | 24.8 % | 24.3 % |
| Weighted average statutory tax amount | 2,678 | 1,365 | 1,645 |
| | | | |
| **Permanent differences affecting current tax** | | | |
| Participation exemption | -43 | -64 | -68 |
| Other income not subject to tax | -68 | -40 | -32 |
| Expenses not deductible for tax purposes | 398 | 403 | 201 |
| Current tax from previously unrecognised amounts | 1 | 10 | 51 |
| State and local taxes | 99 | 68 | 64 |
| Adjustments to prior periods | -72 | -29 | -12 |
| **Differences affecting deferred tax** | | | |
| Impact on deferred tax from change in tax rates | 2 | 5 | 9 |
| Deferred tax benefit from previously unrecognised amounts | -30 | -3 | -18 |
| Write-off/reversal of deferred tax assets | 4 | 10 | 37 |
| Effective tax amount | 2,970 | 1,725 | 1,877 |
| | | | |
| Effective tax rate | 28.3 % | 31.4 % | 27.7 % |

The weighted average statutory tax rate in 2023 (25.5%) increased compared to that of 2022 (24.8%).

The effective tax rate of 28.3% in 2023 is higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2023 of the following non-deductible items for income tax purposes: hyperinflation accounting loss in Türkiye, interest expenses, bank- and local taxes in various countries. Adjustments to prior periods mainly relates to a tax refund in Spain regarding previous years.

The weighted average statutory tax rate in 2022 (24.8%) was higher than the rate of 24.3% in 2021.

The effective tax rate of 31.4% in 2022 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2022 of the following non-deductible items income tax purposes: hyperinflation accounting loss in Türkiye, impairments on TTB, and interest expenses in various countries.

The effective tax rate of 27.7% in 2021 was significantly higher than the weighted average statutory tax rate. This is mainly caused by a high amount of expenses non-deductible for tax purposes like the non-deductible bank tax and a tax charge caused by the recapture of tax losses originated in the United Kingdom but previously deducted in the Netherlands.

## Equity - Other comprehensive income

**Income tax related to components of other comprehensive income**

| in EUR million | 2023 | 2022 | 2021 |
|---|---|---|---|
| Unrealised revaluations financial assets at fair value through other comprehensive income and other revaluations | -7 | 140 | 14 |
| Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss) | -3 | 8 | 12 |
| Changes in cash flow hedge reserve | -251 | 875 | 233 |
| Remeasurement of the net defined benefit asset/liability | 31 | 6 | -54 |
| Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss | 2 | 19 | -8 |
| Exchange rate differences and other | 19 | -141 | -77 |
| Total income tax related to components of other comprehensive income | -209 | 907 | 120 |

# 35 Fair value of assets and liabilities

### a) Valuation Methods

The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.

Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.

In 2023, the financial markets were characterised by elevated levels of volatility. In the first quarter of the year, the markets worldwide were shaken by the demise of SVB bank and the stress surrounding Credit Suisse, fuelling uncertainty around possible additional defaults. Furthermore, the ongoing interest rate hikes by the central banks in Europe and the US led to a fast increase in rates worldwide. Towards the end of the year, the probability increased for interest rates to go down, which has been reflected in the forward interest rates. Additionally, geopolitical risk increased with the Israel-Gaza conflict adding to the risk arising from the ongoing Russia-Ukraine war.

Financial assets and liabilities, including Level 3, are valued using agreed methodologies, targeting the most appropriate estimate of fair value.

## b) Valuation control framework

The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by various governance bodies, including Local Parameter Committees, Global Valuation and Impairment Committee, Market Data Committee and Valuation Model Committee. All relevant committees meet on a regular basis (monthly/quarterly), where agenda covers the aforementioned valuation controls.

The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Market. The Market Data Committee is responsible for the approval of the market data used in valuation.

## c) Valuation Adjustments

Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit valuation Adjustments or DVA), Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).

For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (hereafter: DOP). ING defers material Day One Profit or Loss of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. Both the impact on the profit and loss in 2023 and the DOP reserve is disclosed in the below table.

**Deferred Day One Profit or Loss Reserve**

The table below summarizes the movement in the aggregate DOP not recognised when financial instruments were initially recognised, because of the use of valuation techniques for which not all the inputs were market observable data.

| Deferred day one profit or loss reserve | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| **Opening balance at 1 January** | -108 | -7 |
| DOP deferred on new transactions during the period | -83 | -107 |
| DOP recognised in the statement of profit or loss during the period: | | |
| • of which release | 85 | 6 |
| • of which amortisation and exchange differences | 15 | 0 |
| **Closing balance at 31 December** | **-90** | **-108** |

The following table presents the models reserves for financial assets and liabilities.

| Valuation adjustment reserves on financial assets and liabilities | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Deferred Day One Profit or Loss | -90 | -108 |
| Own credit adjustments | 34 | 75 |
| Bid/Offer | -154 | -216 |
| Model Risk | -26 | -13 |
| CVA | -131 | -192 |
| DVA | 55 | 99 |
| CollVA | -4 | -8 |
| FVA | -68 | -78 |
| **Total Valuation Adjustments** | **-385** | **-441** |

**Own Credit Adjustment**
Own issued debt and structured notes that are designated at fair value through profit or loss are adjusted for ING`s own credit risk by means of DVA.

**Bid-Offer Adjustment**
For positions priced based upon mid-market input parameters, Bid-Offer adjustments are required in order to reflect the valuation of that position based on bid price or offer price. In practice this adjustment accounts for the difference in valuation from 'mid to bid' and 'mid to offer' for long and short exposures respectively. In principle assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where a market quoted price is not available, the price used is the fair value that is most representative within the bid-offer spread.

**Model Risk Adjustment**
Financial instruments that are valued using a valuation model can be subject to model risk. Model risk is the risk of possible financial loss resulting from pricing model or model-based parameter deficiencies and/or uncertainties.

**Bilateral Valuation Adjustments (Credit and Debit Valuation Adjustments)**
Bilateral Valuation Adjustment is the valuation adjustment reflecting the counterparty credit risk of derivative contracts. It has a bilateral nature, where both the counterparty's credit risk (i.e. Credit Valuation Adjustment or CVA) and ING's own credit risk (Debit Valuation Adjustment or DVA) are taken into account:

- CVA is the fair value adjustment applicable to derivative instruments to account for the possibility that the counterparty defaults (i.e. it is the market value of the counterparty's credit risk).
- DVA is the fair value adjustment applicable to derivative instruments to account for the possibility that ING defaults (i.e. it is the market value of ING's credit risk).

The calculation of CVA and DVA on derivatives is based on their expected exposures, the counterparties' and ING's risk of default, taking into account the collateral agreements as well as netting agreements. The counterparties' risk of default is measured by probability of default and expected loss given default, which is based on market information including credit default swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxy spreads are used. Additionally, wrong-way risk (which occurs when the probability of default by the counterparty increases (decreases) when ING's exposure to the counterparty increases (decreases)) and right-way risk (which occurs when the probability of default by the counterparty increases (decreases) when ING's exposure to the counterparty decreases (increases)) are included in the adjustment.

**Collateral Valuation Adjustment (CollVA)**
Collateral Valuation Adjustment is a fair valuation adjustment applied on derivative instruments to capture specific features of CSA (Credit Support Annex) with a counterparty that the regular OIS discounting framework does not capture. Non-standard CSA features may include deviations in relation to the currencies in which ING posts or receives collateral, deviations in remuneration rate on collateral which may pay lower or higher rate than overnight rate or even no interest at all; other deviations can be posting securities rather than cash as collateral, etc.

**Funding Valuation Adjustment (FVA)**
Funding Valuation Adjustment (FVA) is a fair valuation adjustment applied on derivative instruments to address the asymmetry in funding costs or funding benefits between collateralized and uncollateralized derivatives portfolios. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

## d) Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the observability of the valuation inputs. Highest priority is retained to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs.

Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the end of the reporting period.

**Level 1 – (Unadjusted) quoted prices in active markets**
This category includes financial instruments whose fair value is determined directly by reference to (unadjusted) quoted prices in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer markets, brokered markets, or principal to principal markets. Those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis.

Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

**Level 2 – Valuation technique supported by observable inputs**
This category includes financial instruments whose fair value is based on market observable inputs, either directly or indirectly, other than quoted prices included within Level 1. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable or market-corroborated inputs. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model-based consensus prices taking various data as inputs.

For financial instruments that do not have a reference price available, fair value is determined using a valuation technique (e.g., a model), where inputs in the model are taken from an active market or are observable, such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads.

Instruments, where inputs are unobservable are classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for the distinction between Level 2 and Level 3 assets and liabilities, as the significance assessment of the valuation input on the entire fair value measurement will determine whether the instrument should be classified as Level 2 or Level 3. Expert judgement is required on the significance assessment approach.

**Level 3 – Valuation technique supported by unobservable inputs**
This category includes financial instruments whose fair value is determined using a valuation technique for which a significant part of the overall valuation is driven by unobservable valuation inputs. Where valuation inputs are unobservable, the Group must use the best information available to value the instruments. This may require internally derived inputs taking into account market participants assumptions that are reasonably available, including assumptions on the risk inherent in a particular valuation technique used to measure fair value and the risk inherent in the inputs to the valuation technique. Unobservable inputs may include, among others, volatility, correlation, spreads to discount rates, default rates, recovery rates, prepayment rates, and certain credit spreads.

## Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

**Methods applied in determining fair values of financial assets and liabilities (carried at fair value)**

| | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Financial Assets** | | | | | | | | |
| Financial assets at fair value through profit or loss | | | | | | | | |
| - Equity securities | 15,438 | 11,783 | 3 | 2 | 150 | 156 | 15,590 | 11,941 |
| - Debt securities | 4,825 | 1,636 | 4,081 | 5,361 | 3,364 | 3,450 | 12,270 | 10,447 |
| - Derivatives | 39 | 22 | 27,134 | 34,229 | 535 | 483 | 27,708 | 34,734 |
| - Loans and receivables | 0 | 0 | 63,316 | 54,097 | 4,131 | 2,547 | 67,446 | 56,644 |
| | **20,302** | **13,441** | **94,533** | **93,690** | **8,179** | **6,635** | **123,015** | **113,766** |
| Financial assets at fair value through other comprehensive income | | | | | | | | |
| - Equity securities | 1,622 | 1,639 | 0 | 0 | 263 | 247 | 1,885 | 1,887 |
| - Debt securities | 35,848 | 25,644 | 2,433 | 3,451 | 0 | 0 | 38,281 | 29,095 |
| - Loans and receivables | 0 | 0 | 275 | 0 | 676 | 643 | 951 | 643 |
| | **37,470** | **27,284** | **2,707** | **3,451** | **938** | **891** | **41,116** | **31,625** |
| **Financial liabilities** | | | | | | | | |
| Financial liabilities at fair value through profit or loss | | | | | | | | |
| - Debt securities | 1,088 | 822 | 7,635 | 5,743 | 47 | 53 | 8,770 | 6,619 |
| - Deposits | 0 | 0 | 57,063 | 50,257 | 13 | 0 | 57,076 | 50,257 |
| - Trading securities | 3,604 | 1,952 | 41 | 273 | 0 | 1 | 3,645 | 2,226 |
| - Derivatives | 41 | 40 | 24,437 | 33,200 | 670 | 678 | 25,148 | 33,917 |
| | **4,733** | **2,814** | **89,175** | **89,473** | **729** | **732** | **94,638** | **93,019** |

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:

**Equity securities**
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In absence of active markets, fair values are estimated by analysing the investee's financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1. Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.

**Debt securities**
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institutions bonds are generally traded in active markets, where quoted prices are readily and regularly available and are hence, classified as Level 1. The remaining positions are classified as Level 2 or Level 3. Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.

**Derivatives**
Instrument description: Derivatives contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, Credit derivatives, Equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on 'no-arbitrage' principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available.

For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment. See sections CVA/DVA and FVA in section c) Valuation Adjustments for more details regarding the calculation.
Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.

**Loans and receivables**
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value includes trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.

**Financial liabilities at fair value through profit and loss**
Instrument description: Financial liabilities at fair value through profit and loss include debt securities, debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option. Besides that, it includes derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and

credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.

### e) Transfers between Level 1 and 2

As a consequence of change in observable inputs, ING recorded an EUR 2.4 billion transfer from Level 2 to Level 1 in debt securities measured at fair value through other comprehensive income. Furthermore, EUR 1.7 billion transfers from Level 1 to Level 2 were recorded in the reporting period 2023.

### f) Level 3: Valuation techniques and inputs used

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING's own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 31 December 2023 of EUR 9.1 billion (31 December 2022: EUR 7.5 billion), an amount of EUR 7.0 billion (76.7%) (31 December 2022: EUR 2.2 billion, being 29.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING's own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.3 billion (31 December 2022: EUR 4.2 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.8 billion (31 December 2022: EUR 1.1 billion of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2023 of EUR 0.7 billion (31 December 2022: EUR 0.7 billion), an amount of EUR 0.4 billion (50.0%) (31 December 2022: EUR 0.02 billion, being 2.5%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING's own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.3 billion (31 December 2022: EUR 0.6 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.1 billion (31 December 2022: EUR 0.1 billion of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

**Valuation techniques and range of unobservable inputs (Level 3)**

| | Assets | | Liabilities | | Valuation techniques | Significant unobservable inputs | Lower range | | Upper range | |
|---|---|---|---|---|---|---|---|---|---|---|
| In EUR million | 2023 | 2022 | 2023 | 2022 | | | 2023 | 2022 | 2023 | 2022 |
| **At fair value through profit or loss** | | | | | | | | | | |
| Debt securities | 3,364 | 3,447 | 0 | 1 | Price based | Price (%) | 0% | 0 % | 122% | 125 % |
| | | | | | | Price (price per share) | 97 | 208 | 236 | 208 |
| | | | | | Present value techniques | Credit spread (bps) | 94 | 60 | 94 | 100 |
| | | | | | | Price (%) | n.a. | 97 % | n.a. | 100 % |
| Equity securities | 150 | 156 | | | Price based | Price (price per share) | 0 | 0 | 5,457 | 5,457 |
| Loans and advances | 2,298 | 1,485 | 13 | | Price based | Price (%) | 0% | 0 % | 117% | 100 % |
| | | | | | Present value techniques | Credit spread (bps) | 1 | 2 | 12 | 12 |
| (Reverse) repo's | 1,832 | 1,062 | | | Present value techniques | Interest rate (%) | n.a. | 3 % | n.a. | 5 % |
| Structured notes | | 3 | 47 | 53 | Price based | Price (%) | 88% | 84 % | 96% | 107 % |
| | | | | | Option pricing model | Equity volatility (%) | 9% | 13 % | 23% | 42 % |
| | | | | | | Equity/Equity correlation | 0.8 | 0.5 | 0.9 | 1.0 |
| | | | | | | Equity/FX correlation | -0.2 | -0.4 | 0.6 | 0.6 |
| | | | | | | Dividend yield (%) | 0% | 0 % | 4% | 8 % |
| | | | | | Present value techniques | Credit spreads (bps) | 100 | 96 | 101 | 96 |
| Derivatives | | | | | | | | | | |
| - Rates | 283 | 431 | 301 | 476 | Option pricing model | Interest rate volatility (bps) | 1 | 49 | 3 | 148 |
| | | | | | Present value techniques | Reset spread (%) | n.a. | 0 % | n.a. | 1 % |
| | | | | | | Interest rate (%) | n.a. | 2 % | n.a. | 2 % |
| | | | | | | Prepayment rate (%) | 0% | 5 % | 0% | 13 % |
| - FX | 2 | 5 | 3 | 4 | Option pricing model | Implied volatility (%) | 3% | 6 % | 18% | 20 % |
| - Credit | 216 | 13 | 343 | 175 | Present value techniques | Credit spread (bps) | 3 | 5 | 149 | 623 |
| | | | | | Price based | Price (%) | 0% | 0 % | 100% | 100 % |
| - Equity | 20 | 33 | 17 | 22 | Option pricing model | Equity volatility (%) | 12% | 0 % | 75% | 77 % |
| | | | | | | Equity/Equity correlation | 0.2 | 0.5 | 1.0 | 0.9 |
| | | | | | | Equity/FX correlation | -0.5 | -0.5 | 1.0 | 0.1 |
| | | | | | | Dividend yield (%) | 0% | 1 % | 14% | 14 % |
| | | | | | Price based | Price (%) | 0% | n.a | 21% | n.a |
| - Other | 14 | 1 | 7 | | Option pricing model | Commodity volatility (%) | 11% | 0 % | 94% | 63 % |
| At fair value through other comprehensive income | | | | | | | | | | |
| - Loans and advances | 676 | 643 | | | Present value techniques | Prepayment rate (%) | n.a. | 6 % | n.a. | 6 % |
| | | | | | Price based | Price (%) | 85% | 67 % | 96% | 99 % |
| - Equity | 263 | 247 | | | Present value techniques | Credit spread (bps) | 5.2 | 6.7 | 5.2 | 6.7 |
| | | | | | | Interest rate (%) | 4% | 4 % | 4% | 4 % |
| | | | | | Price based | Price (%) | 122% | n.a | 122% | n.a |
| | | | | | Price based | Other (EUR) | n.a | 70 | n.a | 90 |
| Total | **9,117** | **7,526** | **729** | **732** | | | | | | |

**Price**
For securities where market prices are not available, fair value is measured by comparison with observable pricing data from similar instruments. Prices of 0% are distressed to the point that no recovery is expected, while prices significantly in excess of 100% or par are expected to pay a yield above current market rates.

**Credit spreads**
Credit spread is the premium above a benchmark interest rate required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.

**Volatility**
Volatility is a measure for variation of the price of a financial instrument or other valuation input over time. Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility, the higher value of the option. Volatility varies by the underlying reference (equity, commodity, foreign currency and interest rates), by strike, and maturity of the option. The minimum level of volatility is 0% and there is no theoretical maximum.

**Correlation**
Correlation is a measure of dependence between two underlying references which is relevant for valuing derivatives and other instruments having more than one underlying reference. High positive correlation (close to 1) indicates strong positive (statistical) relationship, where underliers move, everything else equal, into the same direction. The same holds for a high negative correlation.

**Interest rate**
An interest rate is the amount of interest due per period, as a proportion of the amount lent, deposited, or borrowed.

**Reset spread**
Reset spreads are key inputs to mortgage linked prepayment swaps valuation. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.

**Dividend yield**
Dividend yield is an important input for equity option pricing models showing how much dividends a company is expected to pay out each year relative to its share price. Dividend yields are generally expressed as an annualised percentage of share price.

**Prepayment rate**
Prepayment rate is a key input to mortgage and loan valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Prepayment rate and reset spread are key inputs to mortgage linked prepayment swaps valuation.

## Level 3: Changes during the period

**Changes in Level 3 Financial assets**

| | Trading assets | | Non-trading derivatives | | Financial assets mandatorily at FVPL | | Financial assets designated at FVPL | | Financial assets at FVOCI | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 873 | 822 | 421 | 1 | 1,849 | 1,862 | 3,492 | 2,480 | 891 | 1,063 | 7,526 | 6,228 |
| Realised gain/loss recognised in the statement of profit or loss during the period [1] | 235 | 53 | -142 | 52 | -33 | -57 | -383 | 122 | | 8 | -322 | 178 |
| Revaluation recognised in other comprehensive income during the period [2] | | | | | | | | | -6 | -84 | -6 | -84 |
| Purchase of assets | 1,246 | 694 | 76 | 15 | 2,208 | 1,586 | 873 | 772 | 331 | 221 | 4,735 | 3,288 |
| Sale of assets | -889 | -49 | -55 | -4 | -1,109 | -669 | -138 | -191 | -243 | -275 | -2,433 | -1,187 |
| Maturity/settlement | -1,005 | -511 | -15 | -2 | -576 | -617 | -292 | | -22 | -59 | -1,910 | -1,188 |
| Reclassifications | | | | | 723 | -18 | | | 5 | 10 | 728 | -8 |
| Transfers into Level 3 | 879 | 288 | | 474 | 981 | 605 | 1 | 322 | | -43 | 1,860 | 1,646 |
| Transfers out of Level 3 | -459 | -442 | | -115 | -534 | -856 | | | | | -994 | -1,414 |
| Exchange rate differences | -31 | 18 | | | -9 | 14 | -9 | -12 | -10 | 49 | -59 | 68 |
| Changes in the composition of the group and other changes | | | | | | | 2 | | -8 | | -6 | 0 |
| Closing balance | **848** | **873** | **286** | **421** | **3,499** | **1,849** | **3,547** | **3,492** | **938** | **891** | **9,118** | **7,526** |

1 Net gains/losses were recorded as 'Valuation results and net trading income' in the statement of profit or loss. The total amounts includes EUR 316 million (2022: EUR -171 million) of unrealised gains and losses recognised in the statement of profit or loss.
2 Revaluation recognised in other comprehensive income is included on the line 'Net change in fair value of debt instruments at fair value through other comprehensive income'.

In 2023, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.

In 2023, the transfer into Level 3 trading assets is mainly driven by debt securities that are part of a structure transferred into level 3 due to market illiquidity which decreased observability for an input.

In 2022, the transfers into Level 3 mainly consisted of (non) trading derivatives that were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs. Furthermore, it relates to debt obligations of which the valuation is being significantly impacted by unobservable inputs.

Following the implementation of IFRS 17 on 1 January 2023, a portfolio of loans with death waivers has been reclassified from financial assets measured at amortised cost to financial assets mandatorily measured at fair value through profit or loss as shown in reclassifications. For further information on the change in accounting policies, reference is made to Note 1 'Basis of preparation and material accounting policy information'.

In 2022, following the enhancement of the significance assessment, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to a portfolio of securitization loans. Furthermore, transfers out of Level 3 relate to two syndicated deals due to the unobservable parameters were insignificant.

In 2022, transfers into level 3 financial assets designated at fair value relate to government bonds of which the valuation being significantly impacted by unobservable inputs.

**Changes in Level 3 Financial liabilities**

| | Trading liabilities | | Non-trading derivatives | | Financial liabilities designated as at fair value through profit or loss | | Total | |
|---|---|---|---|---|---|---|---|---|
| In EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Opening balance as at 1 January | 229 | 160 | 449 | 35 | 54 | 135 | 732 | 330 |
| Realised gain/loss recognised in the statement of profit or loss during the period[1] | 224 | 131 | -151 | 59 | -2 | -10 | 72 | 179 |
| Additions | 53 | 124 | 72 | 16 | 18 | 13 | 142 | 153 |
| Redemptions | -102 | -38 | -53 | 0 | -2 | -13 | -156 | -51 |
| Maturity/settlement | -13 | -282 | -16 | -7 | -1 | -71 | -30 | -360 |
| Transfers into Level 3 | 40 | 254 | 0 | 368 | 32 | 88 | 72 | 710 |
| Transfers out of Level 3 | -49 | -117 | 0 | -21 | -54 | -88 | -102 | -226 |
| Exchange rate differences | 0 | -3 | 0 | 0 | 0 | 0 | 0 | -3 |
| Closing balance | **382** | **229** | **301** | **449** | **47** | **54** | **729** | **732** |

1 Net gains/losses were recorded as 'Valuation results and net trading income' in the statement of profit or loss. The total amount includes EUR 72 million (2022: EUR 179 million) of unrealised gains and losses recognised in the statement of profit or loss.

In 2023, financial liabilities transfers into and out of Level 3 mainly consisted of structured notes, measured as designated at fair value through profit or loss. The structured notes were transferred out of Level 3 as the valuation was no longer impacted by significantly unobservable inputs.

In 2022, the transfers into Level 3 mainly consisted of non-trading derivatives that were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs.

## g) Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item 'Valuation results and net trading income' in the statement of profit or loss.

## h) Level 3: Sensitivity analysis of unobservable inputs

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.

This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

**Sensitivity analysis of Level 3 instruments**

| | Positive fair value movements from using reasonable possible alternatives | | Negative fair value movements from using reasonable possible alternatives | |
|---|---|---|---|---|
| In EUR million | 2023 | 2022 | 2023 | 2022 |
| Equity (equity derivatives, structured notes) | 18 | 12 | -9 | -6 |
| Interest rates (Rates derivatives, FX derivatives) | 3 | 22 | 0 | -14 |
| Credit (Debt securities, Loans, structured notes, credit derivatives) | 45 | 32 | -54 | -28 |
| Loans and advances | 3 | | -17 | -32 |
| | **69** | **65** | **-80** | **-80** |

## i) Financial instruments not measured at fair value

The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

**Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)**

| | Carrying Amount | | Carrying amount presented as fair value[1] | | Level 1 | | Level 2 | | Level 3 | | Total fair value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Financial Assets** | | | | | | | | | | | | |
| Loans and advances to banks | 16,709 | 35,104 | 2,722 | 2,859 | | | 11,430 | 29,459 | 2,511 | 2,786 | 16,662 | 35,104 |
| Loans and advances to customers | 642,402 | 635,506 | 15,681 | 19,095 | | | 14,602 | 15,264 | 593,098 | 575,805 | 623,381 | 610,164 |
| Securities at amortised cost | 48,313 | 48,160 | | | 40,041 | 39,787 | 4,277 | 3,160 | 1,693 | 1,406 | 46,010 | 44,353 |
| | **707,424** | **718,770** | **18,403** | **21,954** | **40,041** | **39,788** | **30,308** | **47,883** | **597,302** | **579,996** | **686,053** | **689,621** |
| **Financial liabilities** | | | | | | | | | | | | |
| Deposits from banks | 23,257 | 56,632 | 3,764 | 3,696 | | | 15,066 | 48,524 | 3,968 | 3,954 | 22,799 | 56,174 |
| Customer deposits | 650,267 | 640,770 | 556,060 | 589,851 | | | 52,486 | 35,123 | 41,063 | 15,331 | 649,609 | 640,306 |
| Debt securities in issue | 124,670 | 95,918 | | | 62,197 | 43,352 | 42,606 | 35,642 | 20,450 | 17,796 | 125,253 | 96,790 |
| Subordinated loans | 15,401 | 15,786 | | | 15,050 | 7,843 | 311 | 7,705 | | | 15,361 | 15,548 |
| | **813,594** | **809,106** | **559,824** | **593,547** | **77,248** | **51,194** | **110,469** | **126,995** | **65,482** | **37,082** | **813,022** | **808,818** |

1 In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value

The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment, this explains why (for these cases) the carrying amount approximates fair value.

**Loans and advances to banks**
For short term receivables from banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads that reflects current credit risk or quoted bonds.

**Loans and advances to customers**
For short term loans carrying amounts represent a reasonable estimate of the fair value. The fair value of long term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.

**Securities at amortised cost**
Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.

**Deposits from banks**
For short term payables to banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflects ING's own credit risk.

**Customer deposits**
In the current interest rate environment there is significant embedded value in our on-demand deposits, therefore providing a natural hedge against the impact from rising rates on financial assets. However, for the purpose of this disclosure and in accordance with IFRS, the carrying amounts of deposits with an immediate on demand feature is presented as fair value.

The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.

Debt securities in issue
The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.

Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

## 36 Derivatives and hedge accounting

### Use of derivatives

ING uses derivatives for economic hedging purposes to manage its asset and liability portfolios and structural risk positions. The primary objective of ING's hedging activities is to manage the risks which arises from structural imbalances in the duration and other profiles of its assets and liabilities. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified risk exposure to reduce that exposure. The main risks which are being hedged are interest rate risk and foreign currency exchange rate risk. These risks are primarily hedged with interest rate swaps, cross currency swaps and foreign exchange forwards/swaps.

ING uses credit derivatives to manage its economic exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment, and trading portfolios. Hedge accounting is not applied in relation to these credit derivatives.

### Hedge accounting

Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge accounting model that is applicable. The three models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting, and hedge accounting of a net investment in a foreign operation. How and to what extent these models are applied are described under the relevant headings below. The company's detailed accounting policies for these three hedge models are set out in paragraph 1.5 'Financial instruments' of Note 1 'Basis of preparation and material accounting policy information'.

### IBOR transition

Reference is made to the note 'Risk management/ IBOR Transition' for information on how ING is managing the transition to alternative benchmark rates and ING's progress in completing the transition with respect to derivatives in hedge accounting relationships.

### TLTRO

In 2022, ING hedged the interest rate risk of the TLTRO-III funding with derivatives and designated this in a fair value hedge relationship. In Q4 2022 the ECB changed the terms of the TLTRO-III, resulting in the discontinuation of the hedging relationship. The fair value hedge adjustment was amortized to profit or loss over the revised interest period (i.e. until the date the change in TLTRO-III terms became effective). The impact of this was recorded in net interest income. Refer to Note 20 'Net interest income' for more details.

### Fair value hedge accounting

ING's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. ING's approach to manage market risk, including interest rate risk, is discussed in 'Risk management –Market risk'. ING's exposure to interest rate risk is disclosed in paragraph 'Interest rate risk in banking book'.

ING Group designates specific non-contractual risk components of hedged items. This is usually determined by designating benchmark interest rates such as EURIBOR, SOFR, SONIA or TONAR, between others, because the fair value of a fixed-rate instrument varies directly in response to changes in its benchmark interest rate.

By using derivative financial instruments to hedge exposures to changes in interest rates, ING also exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged item. ING minimises counterparty credit risk in derivative instruments by clearing most of the derivatives through Central Clearing Counterparties. In addition, ING only enters into transactions with high-quality counterparties and requires posting collateral.

ING applies fair value hedge accounting on micro level in which one hedged item is hedged with one or multiple hedging instruments as well as on macro level whereby a portfolio of items is hedged with multiple hedging instruments. For these macro hedges of interest rate risk ING applies the EU carve-out. The EU 'carve-out' for macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. In retail operations, exposure on retail funding (savings and current accounts) and retail lending (mortgages) is initially offset. The remaining exposure is hedged in a portfolio hedge, using the EU carve-out, in which a portion of the retail lending portfolio and core deposits are designated as a hedged item for hedge accounting purposes.

For portfolio hedges the fair value is projected based on contractual terms and other variables including prepayment expectations. These projected fair values of the portfolios form the basis for identifying the notional amount subject to interest rate risk that is designated under fair value hedge accounting.

Micro fair value hedge accounting is mainly applied on issued debt securities and purchased debt instruments for hedging interest rate risk.

Before fair value hedge accounting is applied, ING determines whether an economic relationship between the hedged item and the hedging instrument exists based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING evaluates whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. In addition, ING is mainly using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

For the macro hedge on the loan portfolio ING follows a dynamic hedging strategy. This means that on monthly basis, based on the new portfolio projection, the hedging relationship is renewed. From an operational point of view, the existing hedging relationship is adjusted based on the new portfolio projection and additional hedging Instruments are added to the hedging relationship.

ING uses the following derivative financial instruments in a fair value hedge accounting relationship:

**Gross carrying value of derivatives designated under fair value hedge accounting**

| in EUR million | Assets 2023 | Liabilities 2023 | Assets 2022 | Liabilities 2022 |
|---|---|---|---|---|
| **As at 31 December** | | | | |
| Hedging instrument on interest rate risk | | | | |
| - Interest rate swaps | 32,612 | 27,350 | 40,346 | 32,482 |
| - Other interest derivatives | 284 | 34 | 395 | 39 |

The derivatives used for fair value hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' for EUR 716 million (2022: EUR 836 million) respectively 'Financial liabilities at fair value through profit or loss – Non-trading derivatives' EUR 113 million (2022: EUR 244 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.

For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are 1.32% (2022: 0.54%) for EUR and 3.93% (2022: 3.86%) for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

**Maturity derivatives designated in fair value hedging**

in EUR million

| As at 31 December 2023 | Less than 1 month | 1 to 3 months | 3 to 12 months | 1 to 2 years | 2 to 3 years | 3 to 4 years | 4 to 5 years | >5 years | Total |
|---|---|---|---|---|---|---|---|---|---|
| Hedging instrument on interest rate risk | | | | | | | | | |
| - Interest rate swaps | -670 | 253 | 8,381 | 4,156 | 3,193 | -800 | 7,559 | -58,679 | -36,609 |
| - Other interest derivatives | | 25 | 190 | 116 | 302 | 250 | -144 | 974 | 1,712 |
| **As at 31 December 2022** | | | | | | | | | |
| Hedging instrument on interest rate risk | | | | | | | | | |
| - Interest rate swaps | -15 | -3,184 | -1,343 | -677 | 6,864 | 5,396 | 8,204 | -29,530 | -14,284 |
| - Other interest derivatives | -10 | -55 | -190 | 180 | 61 | 349 | 147 | 933 | 1,416 |

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss in 'Valuation results and net trading income'. As a result, only the net accounting ineffectiveness has an impact on the net result.

**Hedged items included in a fair value hedging relationship**

| | Carrying amount of the hedged items | | Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item | | Change in fair value of the hedged item for measuring ineffectiveness for the period | Change in fair value hedging instruments for the period | Hedge ineffectiveness recognised in the statement of profit or loss gain (+) / loss (-) |
|---|---|---|---|---|---|---|---|
| in EUR million | Assets | Liabilities | Assets | Liabilities | | | |
| **As at 31 December 2023** | | | | | | | |
| Interest rate risk | | | | | | | |
| - Amounts due from banks | | | | | | | |
| - Debt securities at fair value through other comprehensive income | 31,224 | | n/a | | 1,224 | | |
| - Loans at FVOCI | 5 | | n/a | | 1 | | |
| - Loans and advances to customers | 78,787 | | -7,104 | | 4,705 | | |
| - Debt instruments at amortised cost | 8,272 | | -205 | | 234 | | |
| - Debt securities in issue | | 70,280 | | -3,383 | -2,680 | | |
| - Subordinated loans | | 14,643 | | -834 | -473 | | |
| - Amounts due to banks | | | | | | | |
| - Customer deposits and other funds on deposit | | 1,527 | | -17 | -49 | | |
| - Discontinued hedges | | | 2,285 | 3 | | | |
| Total | **118,287** | **86,450** | **-5,024** | **-4,230** | **2,962** | **-3,028** | **-66** |
| **As at 31 December 2022** | | | | | | | |
| Interest rate risk | | | | | | | |
| - Amounts due from banks | | | | | | | |
| - Debt securities at fair value through other comprehensive income | 19,816 | | n/a | | -2,798 | | |
| - Loans at FVOCI | 35 | | n/a | | -4 | | |
| - Loans and advances to customers | 58,673 | | -12,112 | | -11,466 | | |
| - Debt instruments at amortised cost | 4,098 | | -448 | | -678 | | |
| - Debt securities in issue | | 61,449 | | -6,122 | 7,658 | | |
| - Subordinated loans | | 14,750 | | -1,344 | 1,470 | | |
| - Amounts due to banks | | | | | 483 | | |
| - Customer deposits and other funds on deposit | | 1,435 | | -65 | 187 | | |
| - Discontinued hedges | | | 2,966 | 34 | | | |
| Total | **82,623** | **77,633** | **-9,594** | **-7,497** | **-5,150** | **5,265** | **115** |

During 2023, the interest rate movements significantly affected the fair value changes of both the derivatives and the hedged items designated in fair value hedges. However, no material hedging relationship was discontinued as a result of the interest rate movements in 2023. Refer to note 22 'Valuation results and net trading income'.

In addition, the increase in hedged items is due to higher volumes in loans and advances and debt securities designated in hedge accounting. Discontinued hedges further mainly relate to the transfer of derivatives from UK based clearing houses to EU based clearing houses related to Brexit in 2020.

The main sources of ineffectiveness are:

- differences in maturities of the hedged item(s) and hedging instrument(s);
- different interest rate curves applied to discount the hedged item(s) and hedging instrument(s);
- differences in timing of cash flows of the hedged item(s) and hedging instrument(s).

Additionally, for portfolio (macro) fair value hedges of ING's fixed rate mortgage portfolio, ineffectiveness also arises from the disparity between expected and actual prepayments (prepayment risk).

There were no other sources of significant ineffectiveness in these hedging relationships.

## Cash flow hedge accounting

ING applies cash flow hedge accounting on micro and macro level. ING's cash flow hedges mainly consist of interest rate swaps and cross-currency swaps that are used to protect against the exposure to variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other variables including estimates of prepayments. These projected cash flows form the basis for identifying the notional amount subject to interest rate risk or foreign currency exchange rate risk that is designated under cash flow hedge accounting.

ING's approach to manage market risk, including interest rate risk and foreign currency exchange rate risk, is discussed in 'Risk management – Credit risk and Market risk'. ING determines the amount of the exposures to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its floating-rate assets and liabilities. This assessment is performed using analytical techniques.

As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, ING exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged items. This exposure is managed similarly to that for fair value hedges.

Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognised in Other Comprehensive Income. Interest cash flows on these derivatives are recognised in the statement of profit or loss in 'Net interest income' consistent with the manner in which the forecasted cash flows affect net result. The gains and losses on ineffective portions of such derivatives are recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.

ING determines an economic relationship between the cash flows of the hedged item and the hedging instrument based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING evaluates whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate of foreign currency. In addition, a regression analysis is performed to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

ING uses the following derivative financial instruments in a cash flow hedge accounting relationship:

**Gross carrying value of derivatives used for cash flow hedge accounting**

| in EUR million | Assets 2023 | Liabilities 2023 | Assets 2022 | Liabilities 2022 |
|---|---|---|---|---|
| **As at 31 December** | | | | |
| Hedging instrument on interest rate risk | | | | |
| – Interest rate swaps | 11,839 | 14,051 | 10,038 | 14,836 |
| Hedging instrument on FX rate risk | | | | |
| – Cross currency swaps | 324 | 39 | | |
| Hedging instrument on combined interest and FX rate risk | | | | |
| – Cross currency interest rate swaps | 57 | | 428 | 168 |

The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' EUR 440 million (2022: EUR 814 million) respectively 'Financial liabilities at fair value through profit or loss – Non-trading derivatives' EUR 458 million (2022: EUR 1,275 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.

For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are 1.26% (2022: 0.51%) for EUR, 4.09% (2022: 3.27%) for PLN, 4.33% (2022: 1.96%) for USD and 2.80% (2022: 1.28%) for AUD. The average currency exchange rates for cross currency swaps used in cash flow hedge accounting is for EUR/USD 0.98 (2022: 0.99) and for EUR/AUD 1.58 (2022: 1.58).

The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

**Maturity derivatives designated in cash flow hedging**

in EUR million

| As at 31 December 2023 | Less than 1 month | 1 to 3 months | 3 to 12 months | 1 to 2 years | 2 to 3 years | 3 to 4 years | 4 to 5 years | >5 years | Total |
|---|---|---|---|---|---|---|---|---|---|
| Hedging instrument on interest rate risk | | | | | | | | | |
| - Interest rate swaps | -214 | 184 | -8,557 | -18,551 | -6,636 | -7,246 | -4,896 | -3,384 | -49,300 |
| Hedging instrument on FX rate risk | | | | | | | | | |
| - Cross currency swaps | | 249 | 1,029 | -932 | 503 | -683 | 167 | -693 | -362 |
| Hedging instrument on combined interest and FX rate risk | | | | | | | | | |
| - Cross currency interest rate swaps | | | | -24 | -1,232 | -1,479 | | | -2,736 |
| **As at 31 December 2022** | | | | | | | | | |
| Hedging instrument on interest rate risk | | | | | | | | | |
| - Interest rate swaps | -562 | -935 | -6,730 | -12,464 | -8,926 | -8,115 | -3,620 | -8,947 | -50,300 |
| Hedging instrument on combined interest and FX rate risk | | | | | | | | | |
| - Cross currency interest rate swaps | | -834 | -1,535 | -721 | -2,140 | -52 | 7 | -48 | -5,323 |

The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

## Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income

| in EUR million | Change in value of hedged item used for calculating hedge ineffectiveness for the period | Carrying amount cash flow hedge reserve at the end of the reporting period[1] | Amount reclassified from CFH reserve to profit or loss[2] | Cash flow is no longer expected to occur | Change in value of hedging instrument recognised in OCI for the period | Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-) |
|---|---|---|---|---|---|---|
| **As at 31 December 2023** | | | | | | |
| Interest rate risk on: | | | | | | |
| - Floating rate lending | -2,694 | -3,545 | 590 | | | |
| - Floating rate borrowing | 933 | 151 | -497 | | | |
| - Other | | | | | | |
| - Discontinued hedges | | 194 | -150 | | | |
| **Total interest rate risk** | **-1,760** | **-3,200** | **-57** | | **1,654** | **58** |
| FX rate risk on: | | | | | | |
| - Floating rate lending | 27 | -42 | -185 | | | |
| - Floating rate borrowing | -25 | 1 | -33 | | | |
| - Other | | | | | | |
| - Discontinued hedges | | 7 | -5 | | | |
| **Total FX risk** | **2** | **-35** | **-223** | | **200** | **-12** |
| Combined interest and FX rate risk on: | | | | | | |
| - Floating rate lending | -20 | 78 | -46 | | | |
| - Floating rate borrowing | | | 1 | | | |
| - Other | | | | | | |
| - Discontinued hedges | | | -1 | | | |
| **Total combined interest and FX risk** | **-20** | **78** | **-46** | | **68** | **2** |
| **Total cash flow hedge** | **-1,778** | **-3,157** | **-325** | | **1,922** | **48** |
| | | | | | | |
| **As at 31 December 2022** | | | | | | |
| Interest rate risk on: | | | | | | |
| - Floating rate lending | 4,817 | -5,460 | 395 | | | |
| - Floating rate borrowing | -775 | 923 | -181 | | | |
| - Other | -5 | -2 | | | | |
| - Discontinued hedges | | 330 | -263 | | | |
| **Total interest rate risk** | **4,037** | **-4,210** | **-50** | | **-4,279** | **21** |
| Combined interest and FX rate risk on: | | | | | | |
| - Floating rate lending | -47 | -16 | -269 | | | |
| - Floating rate borrowing | -7 | -4 | 14 | | | |
| - Other | 4 | -2 | -3 | | | |
| - Discontinued hedges | | 4 | -5 | | | |
| **Total combined interest and FX risk** | **-51** | **-18** | **-263** | | **296** | **-1** |
| **Total cash flow hedge** | **3,986** | **-4,227** | **-313** | | **-3,982** | **20** |

1 The carrying amount is the gross amount, excluding tax adjustments
2. The amounts are reclassified to Net interest income - interest income and/or expense on non-trading derivatives (hedge accounting).

The increase in the carrying amount of the cash flow hedge reserve is driven by the interest rate movements. No material hedging relationship was discontinued as a result of the interest rate movements in 2023.

The main sources of ineffectiveness for cash flow hedges are:

- differences in timing of cash flows of the hedged item(s) and hedging instrument(s);
- mismatches in reset frequency between hedged item and hedging instrument.

The following table shows the movement of the cash flow hedge reserve:

| Movement cash flow hedge reserve | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Opening balance | -3,055 | -153 |
| Value changes recognised in OCI | 1,922 | -3,982 |
| Amounts recycled to profit or loss | -325 | -313 |
| Income tax | -381 | 1,123 |
| Exchange rate and other changes | -103 | 20 |
| Adjustment for non controlling interest | -116 | 251 |
| **Movement for the year** | **997** | **-2,901** |
| **Ending balance** | **-2,058** | **-3,055** |

## Hedges of net investments in foreign operations

A foreign currency exposure arises from a net investment in subsidiaries that have a different functional currency from the presentation currency of ING. The risk arises from the fluctuation in spot exchange rates between the functional currency of the subsidiaries and ING's presentation currency, which causes the amount of the net investment to vary in the consolidated financial statements of ING. This risk may have a significant impact on ING's financial statements. ING's policy is to hedge these exposures only when not doing so it is expected to have a significant impact on the regulatory capital ratios of ING and its subsidiaries.

ING's net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding. When the hedging instrument is foreign currency denominated debt, ING assesses effectiveness by comparing past changes in the carrying amount of the debt that are attributable to a change in the spot rate with past changes in the investment in the foreign operation due to movement in the spot rate (the offset method).

Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Other Comprehensive Income. The balance in equity is recognised in the statement of profit or loss when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.

ING has the following derivative financial instruments used for net investment hedging:

| Gross carrying value of derivatives used for net investment hedging | | | | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| in EUR million | 2023 | 2023 | 2022 | 2022 |
| **As at 31 December** | | | | |
| – FX forwards and Cross currency swaps | 100 | 92 | 119 | 83 |

The derivatives used for net investment hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' EUR 100 million (2022: EUR 119 million) respectively 'Financial liabilities at fair value through profit or loss – Non trading derivatives' EUR 92 million (2022: EUR 83 million).

For ING's main currencies the average exchange rates used in net investment hedge accounting for 2023 are EUR/USD 1.08 (2022: 1.06), EUR/PLN 4.54 (2022: 4.68), EUR/AUD 1.63 (2022: 1.52) and EUR/THB 37.65 (2022: 36.87).

The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

| Maturity derivatives designated in net investment hedging<br>in EUR million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **As at 31 December 2023** | Less than 1 month | 1 to 3 months | 3 to 12 months | 1 to 2 years | 2 to 3 years | 3 to 4 years | 4 to 5 years | >5 years | Total |
| – FX forwards and cross currency swaps | -6,009 | -4,576 | -87 | | | | | | -10,672 |
| **As at 31 December 2022** | | | | | | | | | |
| – FX forwards and Cross currency swaps | -6,164 | -2,638 | -97 | | | | | | -8,899 |

The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:

**Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income**

in EUR million

| As at 31 December 2023 | Change in value of hedged item used for calculating hedge ineffectiveness for the period | Carrying amount net investment hedge reserve at the end of the reporting period[1] | Hedged item affected statement of profit or loss | Change in value of hedging instrument recognised in OCI | Hedge ineffectiveness recognised in the statement of profit or loss, gain(+) / Loss(-) |
|---|---|---|---|---|---|
| Investment in foreign operations | -183 | 123 | 0 | 183 | 0 |
| Discontinued hedges | 0 | 263 | 0 | 0 | 0 |
| **As at 31 December 2022** | | | | | |
| Investment in foreign operations | 0 | -33 | 0 | 0 | 0 |
| Discontinued hedges | 0 | 304 | -1 | 0 | 0 |

1 The carrying amount is the gross amount, excluding tax adjustments.

## 37 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to 'Risk Management – Funding and liquidity risk'.

## Assets by contractual maturity

in EUR million

| 2023 | Less than 1 month [1] | 1-3 months | 3-12 months | 1-5 years | Over 5 years | Maturity not applicable | Total |
|---|---|---|---|---|---|---|---|
| Cash and balances with central banks | 90,214 | | | | | | 90,214 |
| Loans and advances to banks | 11,985 | 1,021 | 1,744 | 1,527 | 431 | | 16,709 |
| Financial assets at fair value through profit or loss | | | | | | | |
| - Trading assets | 17,000 | 7,363 | 11,448 | 13,216 | 11,201 | | 60,229 |
| - Non-trading derivatives | 138 | 80 | 297 | 613 | 900 | | 2,028 |
| - Mandatorily at fair value through profit or loss | 32,835 | 12,040 | 5,303 | 3,587 | 1,040 | 179 | 54,983 |
| - Designated as at fair value through profit or loss | 550 | 200 | 792 | 2,092 | 2,141 | | 5,775 |
| Financial assets at fair value through other comprehensive income | | | | | | | |
| - Equity securities | | | | | | 1,885 | 1,885 |
| - Debt securities | 579 | 232 | 2,021 | 13,685 | 21,763 | | 38,281 |
| - Loans and advances | | 3 | 41 | 619 | 287 | | 951 |
| Securities at amortised cost | 2,220 | 1,142 | 6,667 | 22,540 | 15,744 | | 48,313 |
| Loans and advances to customers | 49,633 | 21,298 | 57,516 | 206,438 | 307,517 | | 642,402 |
| Other assets [2] | 5,658 | 257 | 1,088 | 1,146 | 1,020 | 4,645 | 13,813 |
| **Total assets** | **210,812** | **43,636** | **86,917** | **265,465** | **362,045** | **6,709** | **975,583** |
| **2022** | | | | | | | |
| Cash and balances with central banks | 87,614 | | | | | | 87,614 |
| Loans and advances to banks | 28,734 | 1,633 | 2,331 | 2,190 | 216 | | 35,104 |
| Financial assets at fair value through profit or loss | | | | | | | |
| - Trading assets | 15,520 | 5,399 | 9,991 | 13,062 | 12,900 | | 56,870 |
| - Non-trading derivatives | 623 | 95 | 592 | 1,555 | 1,027 | | 3,893 |
| - Mandatorily at fair value through profit or loss | 29,153 | 10,504 | 3,753 | 2,329 | 901 | 203 | 46,844 |
| - Designated as at fair value through profit or loss | 287 | 158 | 185 | 2,497 | 3,031 | | 6,159 |
| Financial assets at fair value through other comprehensive income | | | | | | | |
| - Equity securities | | | | | | 1,887 | 1,887 |
| - Debt securities | 167 | 420 | 2,458 | 12,587 | 13,463 | | 29,095 |
| - Loans and advances | 3 | 1 | 7 | 226 | 407 | | 643 |
| Securities at amortised cost | 1,810 | 1,719 | 4,566 | 24,689 | 15,376 | | 48,160 |
| Loans and advances to customers | 54,431 | 23,554 | 54,056 | 197,275 | 306,190 | | 635,506 |
| Other assets [2] | 7,155 | 272 | 1,162 | 1,435 | 1,418 | 4,600 | 16,041 |
| **Total assets** | **225,499** | **43,754** | **79,101** | **257,845** | **354,928** | **6,690** | **967,817** |

1 Includes assets on demand.
2 Includes assets such as current and deferred tax assets as presented in the consolidated statement of the financial position. Additionally, assets are included in that position where maturities are not applicable such as property and equipment and investments in associates and joint ventures. Due to their nature non-financial assets consist mainly of assets expected to be recovered after more than 12 months.

## 38 Liabilities and off-balance sheet commitments by maturity

The tables below include all liabilities and off-balance sheet commitments by maturity based on contractual, undiscounted cash flows. These balances are included in the maturity analysis as follows:

- Perpetual liabilities are included in the column 'Maturity not applicable'.
- Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.
- Undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket.
- Non-financial liabilities are included based on a breakdown of the amounts per statement of financial position, per expected maturity.
- Loans and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

ING Group's expected cash flows on some financial liabilities vary significantly from contractual cash flows. Principal differences are in demand deposits from customers that are expected to remain stable or increase and in unrecognised loan commitments that are not all expected to be drawn down immediately. Reference is made to the liquidity risk paragraph in 'Risk Management – Funding and liquidity risk' for a description on how liquidity risk is managed.

## Liabilities and off-balance sheet commitments by maturity

in EUR million

| 2023 | Less than 1 month [1] | 1-3 months | 3-12 months | 1-5 years | Over 5 years | Maturity not applicable | Adjustment [2] | Total |
|---|---|---|---|---|---|---|---|---|
| Deposits from banks | 9,294 | 7,800 | 2,074 | 1,898 | 2,002 | | 189 | 23,257 |
| Customer deposits | 583,335 | 19,510 | 40,976 | 3,585 | 1,931 | | 930 | 650,267 |
| Financial liabilities at fair value through profit or loss | | | | | | | | |
| - Other trading liabilities | 10,981 | 697 | 545 | 1,003 | 897 | | -36 | 14,087 |
| - Trading derivatives | 2,292 | 2,243 | 5,148 | 10,204 | 7,110 | | -3,865 | 23,132 |
| - Non-trading derivatives | 505 | 96 | 139 | 1,002 | 355 | | -78 | 2,019 |
| - Designated at fair value through profit or loss | 29,856 | 12,754 | 5,442 | 3,834 | 3,546 | 25 | -57 | 55,400 |
| Debt securities in issue | 3,442 | 10,801 | 34,882 | 47,134 | 31,196 | | -2,786 | 124,670 |
| Subordinated loans | | | | | 9,104 | 6,988 | -691 | 15,401 |
| Lease liabilities | 17 | 45 | 175 | 627 | 359 | | -61 | 1,162 |
| Financial liabilities | **639,722** | **53,946** | **89,381** | **69,286** | **56,500** | **7,014** | **-6,455** | **909,394** |
| Other liabilities [3] | 9,739 | 619 | 2,829 | 399 | 420 | | | 14,005 |
| | | | | | | | | |
| Total liabilities | **649,462** | **54,565** | **92,209** | **69,685** | **56,920** | **7,014** | **-6,455** | **923,400** |
| | | | | | | | | |
| Coupon interest due on financial liabilities | 1,047 | 1,653 | 6,014 | 10,007 | 5,030 | 402 | | 24,153 |
| | | | | | | | | |
| Contingent liabilities in respect of | | | | | | | | |
| - Discounted bills | 2 | | | | | | | 2 |
| - Guarantees | 27,340 | | | 4 | 550 | | | 27,894 |
| - Irrevocable letters of credit | 14,925 | | | | | | | 14,925 |
| Guarantees issued by ING Groep N.V. | 197 | | | | | | | 197 |
| Irrevocable facilities | 166,361 | 12 | 63 | 314 | 60 | | | 166,810 |
| | **208,825** | **12** | **63** | **318** | **610** | | | **209,828** |

1 Includes liabilities on demand.
2 This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3 Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

## Liabilities and off-balance sheet commitments by maturity

in EUR million

| 2022 | Less than 1 month [1] | 1-3 month | 3-12 months | 1-5 years | Over 5 years | Maturity not applicable | Adjustment [2] | Total |
|---|---|---|---|---|---|---|---|---|
| Deposits from banks | 10,053 | 2,238 | 33,268 | 9,878 | 1,794 | | -598 | 56,632 |
| Customer deposits | 605,154 | 16,127 | 15,045 | 2,729 | 1,872 | | -158 | 640,770 |
| Financial liabilities at fair value through profit or loss | | | | | | | | |
| - Other trading liabilities | 5,778 | 875 | 304 | 771 | 575 | | -83 | 8,219 |
| - Trading derivatives | 2,100 | 2,319 | 4,942 | 9,330 | 3,609 | | 8,570 | 30,869 |
| - Non-trading derivatives | 345 | 288 | 216 | 1,204 | 470 | | 525 | 3,048 |
| - Designated at fair value through profit or loss | 31,505 | 11,472 | 1,626 | 3,177 | 3,701 | 22 | -620 | 50,883 |
| Debt securities in issue | 2,049 | 11,227 | 23,187 | 30,769 | 34,335 | | -5,648 | 95,918 |
| Subordinated loans | | | 760 | | 9,936 | 6,307 | -1,218 | 15,786 |
| Lease liabilities | 19 | 43 | 170 | 593 | 377 | | -28 | 1,174 |
| Financial liabilities | **657,001** | **44,588** | **79,518** | **58,451** | **56,669** | **6,329** | **742** | **903,298** |
| | | | | | | | | |
| Other liabilities [3] | 9,913 | 683 | 2,466 | 638 | 406 | | | 14,106 |
| | | | | | | | | |
| Total liabilities | **666,914** | **45,271** | **81,984** | **59,090** | **57,075** | **6,329** | **742** | **917,405** |
| | | | | | | | | |
| Coupon interest due on financial liabilities | 430 | 714 | 3,132 | 6,346 | 3,208 | 347 | | 14,175 |
| | | | | | | | | |
| Contingent liabilities in respect of | | | | | | | | |
| - Discounted bills | | | | | | | | |
| - Guarantees | 28,304 | | | 4 | 550 | | | 28,859 |
| - Irrevocable letters of credit | 15,660 | 19 | 3 | | | | | 15,682 |
| - other | | | | | 3 | | | 3 |
| Guarantees issued by ING Groep N.V. | 336 | | | | | | | 336 |
| Irrevocable facilities | 161,147 | | 194 | 434 | 166 | | | 161,940 |
| | **205,447** | **19** | **197** | **438** | **719** | | | **206,820** |

1 Includes liabilities on demand.
2 This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3 Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

# 39 Transfer of financial assets, assets pledged and received as collateral

## Financial assets pledged as collateral

The financial assets pledged as collateral consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from the Dutch Central Bank and other banks, as well as debt securities used in securities lending or sale and repurchase transactions. They serve to secure margin accounts and are used for other purposes required by law. Pledges are generally conducted under terms that are usual and customary for collateralised transactions including standard sale and repurchase agreements, securities lending and borrowing and derivatives margining. The financial assets pledged are as follows:

**Financial assets pledged as collateral**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Banks | | |
| - Cash and balances with central banks | 322 | 364 |
| - Loans and advances to banks | 3,305 | 4,007 |
| Financial assets at fair value through profit or loss | 23,641 | 17,079 |
| Financial assets at fair value through OCI | 1,896 | 2,142 |
| Securities at amortised cost | 2,672 | 3,578 |
| Loans and advances to customers | 73,860 | 98,917 |
| Other assets | 357 | 596 |
| | **106,052** | **126,682** |

In 2023 the financial assets pledged as collateral reduced due to the partial repayment of ING's TLTRO III. In addition, in some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2023, the minimum mandatory reserve deposits with various central banks amount to EUR 11,653 million (2022: EUR 11,108 million).

## Financial assets received as collateral

The financial assets received as collateral that can be sold or repledged in absence of default by the owner of the collateral consists of securities obtained through reverse repurchase transactions and securities borrowing transactions.

These transactions are generally conducted under standard market terms for most repurchase transactions and the recipient of the collateral has unrestricted right to sell or repledge it, provided that the collateral (or equivalent collateral) is returned to the counterparty at term.

**Financial assets received as collateral**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Total received collateral available for sale or repledge at fair value | | |
| - equity securities | 33,234 | 22,847 |
| - debt securities | 119,908 | 103,723 |
| | | |
| of which sold or repledged at fair value | | |
| - equity securities | 20,526 | 18,613 |
| - debt securities | 86,448 | 66,636 |

## Transfer of financial assets

The majority of ING's financial assets that have been transferred, but do not qualify for derecognition are debt and equity instruments used in securities lending or sale and repurchase transactions.

**Transfer of financial assets not qualifying for derecognition**

| | Securities lending | | | | Sale and repurchase | | | |
|---|---|---|---|---|---|---|---|---|
| | Equity | | Debt | | Equity | | Debt | |
| in EUR million | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Transferred assets at carrying amount** | | | | | | | | |
| Financial assets at fair value through profit or loss | 3,894 | 2,087 | | | 7,357 | 6,357 | 11,780 | 7,178 |
| Financial assets at fair value through other comprehensive income | | | 328 | 499 | | | 470 | 453 |
| Loans and advances to customers | | | | | | | 2,396 | 4,637 |
| Securities at amortised cost | | | 431 | 435 | | | 465 | 261 |
| | | | | | | | | |
| **Associated liabilities at carrying amount**[1] | | | | | | | | |
| Financial liabilities at fair value through profit or loss | n/a | n/a | n/a | n/a | 11,010 | 6,245 | 9,467 | 8,932 |

1 The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position. Transferred financial assets that are derecognised in their entirety are mentioned in Note 45 'Structured entities'.

## 40 Offsetting financial assets and liabilities

The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the statement of financial position under the IFRS netting criteria (legal right to offset and intention to settle net or to realise the asset and settle the liability simultaneously) and amounts presented gross in the statement of financial position but subject to enforceable master netting arrangements or similar arrangements.

At ING Group amounts that are offset mainly relate to derivatives transactions, sale and repurchase agreements, securities lending agreements and cash pooling arrangements. A significant portion of offsetting is applied to OTC derivatives which are cleared through central clearing parties.

Related amounts not set off in the statement of financial position include transactions where:

- The counterparty has an offsetting exposure and a master netting or similar arrangement is in place with a right to set off only in the event of default, insolvency or bankruptcy, or the offsetting criteria are otherwise not satisfied, and
- In the case of derivatives and securities lending or sale and repurchase agreements, cash and non-cash collateral has been received or pledged to cover net exposure in the event of a default or other predetermined events. The effect of over-collateralisation is excluded.

The net amounts resulting after set off are not intended to represent ING's actual exposure to counterparty risk, as risk management employs a number of credit risk mitigation strategies in addition to netting and collateral arrangements. Reference is made in the Risk Management Credit risk' section 'Credit risk mitigation'.

## Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

| in EUR million<br>2023 | | Gross amounts of recognised financial assets | Gross amounts of recognised financial liabilities offset in the statement of financial position | Net amounts of financial assets presented in the statement of financial position | Related amounts not offset in the statement of financial position: Financial instruments | Related amounts not offset in the statement of financial position: Cash and financial instruments received as collateral | Net amount | Amounts not subject to enforceable netting arrangements | Statement of financial position total [1] |
|---|---|---|---|---|---|---|---|---|---|
| **Statement of financial position line item** | **Financial instrument** | | | | | | | | |
| **Loans and advances to banks** [2] | Reverse repurchase, securities borrowing and similar agreements | 1,840 | -29 | 1,811 | | 1,811 | | 3,440 | 5,251 |
| | Other | | | | | | | | |
| | | **1,840** | **-29** | **1,811** | | **1,811** | | **3,440** | **5,251** |
| **Financial assets at fair value through profit or loss** | | | | | | | | | |
| Trading and Non-trading | Reverse repurchase, securities borrowing and similar agreements | 76,304 | -34,738 | 41,566 | 235 | 41,063 | 268 | 22,091 | 63,657 |
| | Derivatives [3] | 105,928 | -83,312 | 22,617 | 14,868 | 2,915 | 4,834 | 5,091 | 27,708 |
| | | **182,232** | **-118,049** | **64,183** | **15,103** | **43,977** | **5,102** | **27,182** | **91,365** |
| **Loans and advances to customers** [4] | Reverse repurchase, securities borrowing and similar agreements | | | | | | | 499 | 499 |
| | Cash pools | 236,233 | -234,617 | 1,616 | 41 | 1,217 | 358 | | 1,616 |
| | | **236,233** | **-234,617** | **1,616** | **41** | **1,217** | **358** | **499** | **2,115** |
| **Other items where offsetting is applied in the statement of financial position** [5] | | 7,124 | -6,428 | 695 | 21 | | 675 | | 695 |
| **Total financial assets** | | **427,428** | **-359,124** | **68,305** | **15,165** | **47,005** | **6,135** | **31,121** | **99,425** |

1 'The statement of financial position total' is the sum of 'Net amounts of financial assets presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
2 At 31 December 2023, the total amount of 'Loans and advances to banks' excluding repurchase agreements is EUR 11,458 million which is not subject to offsetting.
3 Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4 At 31 December 2023, the total amount of 'Loans and advances to customers' excluding repurchase agreements is EUR 641,903 million of which the net cash pool position of EUR 1,616 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
5 Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Assets – Amounts to be settled' for EUR 3,869 million in the statement of financial position of which EUR 695 million is subject to offsetting as at 31 December 2023.

## Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

| in EUR million<br>2022 | | Gross amounts of recognised financial assets | Gross amounts of recognised financial liabilities offset in the statement of financial position | Net amounts of financial assets presented in the statement of financial position | Related amounts not offset in the statement of financial position: Financial instruments | Related amounts not offset in the statement of financial position: Cash and financial instruments received as collateral | Net amount | Amounts not subject to enforceable netting arrangements | Statement of financial position total [1] |
|---|---|---|---|---|---|---|---|---|---|
| **Statement of financial position line item** | **Financial instrument** | | | | | | | | |
| **Loans and advances to banks** [2] | Reverse repurchase, securities borrowing and similar agreements | 2,576 | | 2,576 | | 2,549 | 27 | 16,820 | 19,395 |
| | Other | 1 | | 1 | 1 | | | -1 | |
| | | **2,576** | | **2,576** | **1** | **2,549** | **27** | **16,819** | **19,395** |
| **Financial assets at fair value through profit or loss** | | | | | | | | | |
| Trading and Non-trading | Reverse repurchase, securities borrowing and similar agreements | 51,870 | -21,245 | 30,625 | 102 | 29,813 | 710 | 22,260 | 52,886 |
| | Derivatives | 134,253 | -106,523 | 27,730 | 18,190 | 4,525 | 5,015 | 7,004 | 34,734 |
| | | **186,123** | **-127,768** | **58,355** | **18,292** | **34,337** | **5,726** | **29,264** | **87,619** |
| **Loans and advances to customers** [3] | Reverse repurchase, securities borrowing and similar agreements | 155 | | 155 | | 155 | | 1,151 | 1,306 |
| | Cash pools | 224,261 | -222,857 | 1,404 | 74 | 889 | 441 | | 1,404 |
| | | **224,416** | **-222,857** | **1,559** | **74** | **1,044** | **441** | **1,151** | **2,710** |
| **Other items where offsetting is applied in the statement of financial position** [4] | | 6,750 | -5,899 | 851 | 74 | | 777 | | 851 |
| **Total financial assets** | | **419,865** | **-356,524** | **63,341** | **18,440** | **37,930** | **6,971** | **47,234** | **110,576** |

1 'The statement of financial position total' is the sum of 'Net amounts of financial assets presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
2 At 31 December 2022, the total amount of 'Loans and advances to banks' excluding repurchase agreements is EUR 15,709 million which is not subject to offsetting.
3 At 31 December 2022, the total amount of 'Loans and advances to customers' excluding repurchase agreements is EUR 634,200 million of which the net cash pool position of EUR 1,404 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
4 Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Assets – Amounts to be settled' for EUR 5,191 million in the statement of financial position of which EUR 851 million is subject to offsetting as at 31 December 2022.

## Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

| in EUR million<br>2023 | | Gross amounts of recognised financial liabilities | Gross amounts of recognised financial assets offset in the statement of financial position | Net amounts of financial liabilities presented in the statement of financial position | Related amounts not offset in the statement of financial position | | Net amount | Amounts not subject to enforceable netting arrangements | Statement of financial position total [1] |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Financial instruments | Cash and financial instruments pledged as collateral | | | |
| **Statement of financial position line item** | **Financial instrument** | | | | | | | | |
| **Deposits from banks** [2] | Repurchase, securities lending and similar agreements | 29 | -29 | | | | | 2,064 | 2,064 |
| | Other | 290 | -290 | | | | | | |
| | | **319** | **-319** | | | | | **2,064** | **2,064** |
| **Customer deposits** [4] | Repurchase, securities lending and similar agreements | | | | | | | | |
| | Cash pools | 249,734 | -234,617 | 15,116 | 13 | | 15,103 | | 15,116 |
| | | **249,734** | **-234,617** | **15,116** | **13** | | **15,103** | | **15,116** |
| **Financial liabilities at fair value through profit or loss** | | | | | | | | | |
| Trading and Non-trading | Repurchase, securities lending and similar agreements | 76,581 | -34,738 | 41,844 | 235 | 41,653 | -44 | 14,222 | 56,065 |
| | Derivatives [3] | 101,218 | -82,677 | 18,541 | 14,881 | 3,455 | 204 | 6,607 | 25,148 |
| | | **177,799** | **-117,415** | **60,384** | **15,117** | **45,108** | **160** | **20,829** | **81,213** |
| **Other items where offsetting is applied in the statement of financial position** [5] | | **7,285** | **-6,773** | **512** | **35** | | **477** | | **512** |
| **Total financial liabilities** | | **435,137** | **-359,124** | **76,013** | **15,165** | **45,108** | **15,740** | **22,892** | **98,905** |

1 'The statement of financial position total' is the sum of 'Net amounts of financial liabilities presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
2 At 31 December 2023, the total amount of 'Deposits from banks' excluding repurchase agreements is EUR 21,193 million of which EUR 0 million is subject to offsetting.
3 Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4 At 31 December 2023, the total amount of 'Customers deposits' excluding repurchase agreements is EUR 650,170 million of which the net cash pool position of EUR 15,116 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
5 Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Liabilities - Amounts to be settled' for EUR 6,509 million in the statement of financial position of which EUR 512 million is subject to offsetting as at 31 December 2023.

**Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements**

| in EUR million<br>2022 | | Gross amounts of recognised financial liabilities | Gross amounts of recognised financial assets offset in the statement of financial position | Net amounts of financial liabilities presented in the statement of financial position | Related amounts not offset in the statement of financial position | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Financial instruments | Cash and financial instruments pledged as collateral | Net amount | Amounts not subject to enforceable netting arrangements | Statement of financial position total[1] |
| **Statement of financial position line item** | **Financial instrument** | | | | | | | | |
| **Deposits from banks**[2] | Repurchase, securities lending and similar agreements | | | | | | | 3,809 | 3,809 |
| | Other | | | | | | | | |
| | | | | | | | | **3,809** | **3,809** |
| **Customer deposits**[3] | Repurchase, securities lending and similar agreements | | | | | | | | |
| | Cash pools | 236,219 | -222,857 | 13,362 | 52 | | 13,310 | | 13,362 |
| | | **236,219** | **-222,857** | **13,362** | **52** | | **13,310** | | **13,362** |
| **Financial liabilities at fair value through profit or loss** | | | | | | | | | |
| Trading and Non-trading | Repurchase, securities lending and similar agreements | 57,871 | -21,245 | 36,626 | 102 | 31,868 | 4,655 | 12,220 | 48,846 |
| | Derivatives | 127,937 | -103,988 | 23,949 | 18,215 | 4,964 | 770 | 9,967 | 33,917 |
| | | **185,808** | **-125,233** | **60,575** | **18,317** | **36,833** | **5,425** | **22,187** | **82,762** |
| **Other items where offsetting is applied in the statement of financial position**[4] | | **8,535** | **-8,435** | **100** | **70** | | **30** | | **100** |
| **Total financial liabilities** | | **430,561** | **-356,524** | **74,037** | **18,440** | **36,833** | **18,765** | **25,996** | **100,033** |

1 'The statement of financial position total' is the sum of 'Net amounts of financial liabilities presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
2 At 31 December 2022, the total amount of 'Deposits from banks' excluding repurchase agreements is EUR 52,823 million of which EUR 0 million is subject to offsetting.
3 At 31 December 2022, the total amount of 'Customers deposits' excluding repurchase agreements is EUR 640,770 million of which the net cash pool position of EUR 13,362 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
4 Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Liabilities – Amounts to be settled' for EUR 6,715 million in the statement of financial position of which EUR 100 million is subject to offsetting as at 31 December 2022.

## 41 Contingent liabilities and commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

| Contingent liabilities and commitments | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Contingent liabilities in respect of | | |
| - Guarantees | 27,894 | 28,859 |
| - Irrevocable letters of credit | 14,925 | 15,682 |
| - Other | | 3 |
| | **42,821** | **44,544** |
| | | |
| Guarantees issued by ING Groep N.V. | 197 | 336 |
| | | |
| Irrevocable facilities | 166,810 | 161,940 |
| | **209,828** | **206,820** |

Guarantees relate both to credit and non-credit substitute guarantees. Credit substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows.

Irrevocable letters of credit mainly secure payments to third parties for a customer's foreign and domestic trade transactions in order to finance a shipment of goods. ING Group's credit risk in these transactions is limited since these transactions are collateralised by the commodity shipped and are of a short duration.

Other contingent liabilities include acceptances of bills and are of a short-term nature. Other contingent liabilities also include contingent liabilities resulting from the operations of the Real Estate business including obligations under development and construction contracts.

Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group's credit risk and interest rate risk in these transactions is limited. The unused portion of irrevocable credit facilities is partly secured by customers' assets or counter-guarantees by the central governments and other public sector entities under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.

As at 31 December 2023, ING Groep N.V. guarantees various US dollar debentures (that mature between 2024 and 2036) which were issued by a subsidiary of Voya Financial Inc. In accordance with the Shareholder's agreement, the net exposure of ING Groep N.V. as at 31 December 2023 was nil, as the outstanding principal amount of the US dollar debentures was fully covered with collateral of EUR 205 million (2022: EUR 344 million) pledged by Voya Financial Inc.

In addition to the items included in contingent liabilities, ING Group has issued certain guarantees as participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes which apply in different countries.

ING Bank N.V. provided a guarantee to the German Deposit Guarantee Fund ('Einlagensicherungsfonds' or ESF) under section 5 (10) of the by-laws of this fund, where ING Bank N.V. indemnifies the Association of German Banks Berlin against any losses it might incur as result of actions taken with respect to ING Germany. The ESF is a voluntary collective guarantee scheme for retail savings and deposits in excess of EUR 100,000.

ING uses Irrevocable Payment Commitments (IPCs) for a part of its contributions to the Single Resolution Fund (SRF). ING Group has EUR 346 million of IPCs outstanding to the SRF as at 31 December 2023 (31 December 2022: EUR 283 million). Of these, EUR 63 million of IPCs were provided to the SRF during 2023 (2022: EUR 57 million). No IPCs were called by the SRF in 2023 (2022: nil). Cash collateral provided to the SRF is equal to the outstanding amount of IPCs.

ING also uses IPCs for a part of its contributions to the Deposit Guarantee Scheme in Germany. Contingent liabilities for such outstanding IPCs amount to EUR 273 million as at 31 December 2023 (31 December 2022: EUR 237 million). Of these, EUR 36 million of IPCs were provided to the DGS during 2023 (2022: EUR 31 million). No IPCs were called by the DGS in 2023 (2022: nil). ING posted government bonds as collateral for the total nominal amount of EUR 319 million as at 31 December 2023 (31 December 2022: EUR 259 million).

Furthermore we refer to Note 42 'Legal proceedings' for any contingent liabilities in respect of legal proceedings.

## 42 Legal proceedings

ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the ING and/or the ING and its consolidated subsidiaries.

**Settlement agreement**: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING's former CEO.

**Litigation by investors**: In February 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING's disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. We do not agree with the allegations and will defend ourselves against these and the claimed damages of around EUR 500 million. We follow IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable - which currently is not the case.

**Findings regarding AML processes:** As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING Luxembourg. Although this matter still remains at an early procedural stage and it is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial outcome of this matter to have a material effect.

ING's subsidiary Payvision is the subject of a criminal investigation by Dutch authorities regarding money laundering and various requirements of the Dutch act on Anti-Money Laundering and Counter Terrorist Financing, focusing on the period from 1 January 2015 up to and including April 2020. Payvision is cooperating with such ongoing investigation. In October 2021, the phasing out of Payvision was announced. The phasing out of activities and the transfer of customers to a new service provider were completed in 2022. At the request of Payvision, its license has been withdrawn. It is currently not feasible to determine how the ongoing investigation may be resolved or the timing of any such resolution, nor to estimate reliably the possible timing, scope or amounts of any resulting fines, penalties and/or other outcome.

ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

**Tax cases**: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although the Issuer believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.

**Litigation regarding products of a former subsidiary in Mexico:** Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.

**Claims regarding accounts with predecessors of ING Bank Türkiye:** ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund ("SDIF") prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING can claim compensation from SDIF if a court orders ING to pay amounts to the offshore account holders.

SDIF has made payments to ING pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. These lawsuits are ongoing in favour of ING Bank Türkiye. In April 2022, the Turkish Supreme Court decided that the prescription period for the offshore account holders' compensation claims starts on the transfer date of the account holders to the offshore accounts. The exact impact of this decision on the ongoing cases is not clear yet. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

**Interest rate derivatives claims:** In the past a uniform recovery framework for Dutch SME clients with interest rate derivatives was established by a committee of independent experts appointed by the Dutch Ministry of Finance. In the context of this recovery framework most claims have been settled, however ING is still involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants.

**Interest surcharges claims:** ING received complaints and was involved in litigation with certain individuals in the Netherlands regarding increases in interest surcharges with respect to several credit products, including but not limited to commercial property. ING has reviewed the relevant product portfolio. The provision previously taken has been reversed for certain of these complaints. All claims are dealt with individually. Thus far, the courts have ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharge based upon the essential obligations in the contract. In a relevant case the Dutch Supreme Court ruled in favor of another Dutch bank, addressing the question whether or not a bank is allowed to increase interest surcharges unilaterally. The Supreme Court ruled affirmatively and referred the case to the Court of Appeal in The Hague. The Court of Appeal also ruled in favour of the Dutch bank in October 2022 and this ruling has been confirmed by the Supreme Court in its ruling of 22 December 2023. ING will continue to deal with all claims individually. In the last pending case against ING, the Court of Appeal dismissed all claims in its ruling of 9 January 2024. The time limit for lodging a cassation appeal at the Supreme Court expires on 9 April 2024.

**Mortgage expenses claims:** ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the European Court of Justice have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Supreme Court published a press release informing of its decision to ask the European Court of Justice for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. Two other preliminary rulings that were submitted by Catalunya courts also related to the limitation period. In January 2024, the European Court of Justice ruled on one of the complaints filed by the Catalunya Provincial Court. The European Court of Justice determined that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The European Court of Justice indicated that it is up to national case-law to determine the criterion that should be applied for the calculation of the limitation period, so uncertainty remains until the Supreme Court unifies the case-law. Currently, ING is reviewing the strategy in order to address the latest developments.

ING Spain was also included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court. A provision has been established in the past and has been adjusted where appropriate.

**Imtech claims:** In the Netherlands, the trustees in the bankruptcy of Imtech N.V. ("Imtech") claimed in September 2018 from various financing parties, including ING, payment of what the security agent has collected following bankruptcy or intends to collect, repayment of all that was repaid to the financing parties, as well as compensation for the repayment of a bridge financing, provided by ING and another bank. This matter was settled by all Imtech financiers, including ING, and the Imtech trustees in October 2023.

In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action Group B.V. on behalf of certain (former) shareholders of Imtech. Furthermore, in March 2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders (Vereniging van Effectenbezitters, "VEB"). In June 2022, VEB reiterated and further substantiated its claim in a letter to ING. Each of the claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. ING (and the other underwriting banks) received a tolling letter (stuitingsbrief) from Stichting Imtechclaim.nl, Imtech Shareholders Action Group B.V. and individual shareholders in December 2022, in connection with the allegations made in their original claim letter of January 2018. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the (potential) effect of these claims.

**Claims regarding mortgage loans in Swiss franc in Poland:** ING Poland is a defendant in several lawsuits with retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA's proposal. The Polish Supreme Court was expected to provide further clarity on this topic in a ruling scheduled for November 2021, however the court's session on this matter was postponed and the date of the next session has not yet been announced. In October 2022, a hearing of the European Court of Justice ("CJEU") was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interests for the amount borrowed under such loan prior to cancellation.

On 15 June 2023 the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and instalments previously paid to the bank. ING has recorded a portfolio provision.

**Certain Consumer Credit Products:** In October 2021, ING announced that it would offer compensation to its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers' Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers' Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including 'interest-on-interest'-effect in these cases. The compensation process is taking more time than expected. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data.

**Climate litigation:** In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatens to initiate legal proceedings against ING. If necessary, we will defend our science-based climate approach in court.

## 43 Consolidated companies and businesses acquired and divested

### Acquisitions and divestments

There were no significant acquisitions in 2023, 2022 or 2021, and there was no significant divestment in 2023.

### Divestments 2022

ING announced at 13 December 2022 that it has sold their interest (80%) in Intersoftware Holding BV to the Sky Group/ DIAS and realised a transaction result of EUR 11.0 million which consists of a profit of EUR 7.0 on sale of InterSoftware Holding BV and the release of the redemption liability of EUR 3.0 million.

### Divestments 2021

In 2021 ING decided to discontinue the Czech Retail Banking activities entailing the closure of retail customer accounts /mutual funds and the sale of assets comprising the related government bond portfolio. The discontinuation of the Czech retail Banking activities in 2021 resulted in EUR 2.5 billion saving accounts being transferred to Raiffeisenbank and the government bond portfolio with a carrying amount of EUR 0.5 billion being sold.

At 12 July 2021, ING announced that it has reached an agreement to transfer ING's Retail Banking operations in Austria to Bank99. Under the terms of the agreement, approximately EUR 1.7 billion of savings deposits and approximately EUR 1.0 billion of mortgages, approximately EUR 0.4 billion other personal lending and approximately EUR 0.4 billion loans to banks of ING Austria have been transferred to Bank99. In December 2021 the transaction was completed and a loss on disposal of EUR 26 million was realised. In 2022 some final closing activities resulted in an additional loss of EUR 1 million. ING Austria was included in the segment Retail Challengers & Growth Markets.

In 2021, ING and the board of Makelaarsland agreed to continue Makelaarsland independently. The new board will take over all clients and employees, and services to clients will continue unchanged. The negative result on disposal of group companies from this management buyout amounted to approximately EUR 3 million.

On 28 October 2021 ING announced that its subsidiary Payvision will start phasing out its services as a payment service provider and acquirer. In 2021, Payvision recognised an impairment loss of intangible assets of EUR 44 million, mainly with respect to Brand, IT and Customer relationships and an impairment loss of the deferred tax asset of EUR 14 million.

In December 2021 ING announced that it will leave the retail banking market in France in order to sharpen the focus of its business portfolio. ING and Boursorama (a subsidiary of Société Générale) signed an agreement to offer attractive services to retail customers of ING in France. The exit was finalized end of

2022. ING's departure from the France retail banking market resulted in transferring EUR 9.7 billion saving accounts to Boursorama. ING will continue its Wholesale Banking activities in France, with a focus on strengthening its position and the ambition to be the go-to bank for sustainable finance.

## 44 Principal subsidiaries, investments in associates and joint ventures

For the majority of ING's principal subsidiaries, ING Groep N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING's financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.

For each of the subsidiaries listed, the voting rights held equal the proportion of ownership interest and consolidation by ING is based on the majority of ownership.

For the principal investments in associates and joint ventures ING Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:

- Representation on the board of directors;
- Participation in the policymaking process; and
- Interchange of managerial personnel.

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

**Principal subsidiaries, investments in associates and joint ventures**

| | | | Proportion of ownership and interest held by the group | |
|---|---|---|---|---|
| | | | 2023 | 2022 |
| **Subsidiary** | **Statutory place of Incorporation** | **Country of operation** | | |
| ING Bank N.V. | Amsterdam | the Netherlands | 100 % | 100 % |
| Bank Mendes Gans N.V. | Amsterdam | the Netherlands | 100 % | 100 % |
| ING Belgium S.A./N.V. | Brussels | Belgium | 100 % | 100 % |
| ING Luxembourg S.A. | Luxembourg City | Luxembourg | 100 % | 100 % |
| ING-DiBa AG | Frankfurt am Main | Germany | 100 % | 100 % |
| ING Bank Slaski S.A.[1] | Katowice | Poland | 75 % | 75 % |
| ING Financial Holdings Corporation | Delaware | United States of America | 100 % | 100 % |
| ING Bank A.S. | Istanbul | Türkiye | 100 % | 100 % |
| ING Bank (Australia) Ltd | Sydney | Australia | 100 % | 100 % |
| ING Commercial Finance B.V. | Amsterdam | the Netherlands | 100 % | 100 % |
| ING Groenbank N.V. | Amsterdam | the Netherlands | 100 % | 100 % |
| **Investments in associates and joint ventures** | | | | |
| TMBThanachart Bank Public Company Ltd[2] | Bangkok | Thailand | 23 % | 23 % |

1 The shares of the non-controlling interest stake of 25% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to Note 31 'Information on geographical areas'
2 Reference is made to Note 8 'Investment in associates and joint ventures'.

## 45 Structured entities

ING Group's activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group's involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

The structured entities over which ING can exercise control are consolidated. ING may provide support to these consolidated structured entities as and when appropriate. However, this is fully reflected in the consolidated financial statements of ING Group as all assets and liabilities of these entities are included and off-balance sheet commitments are disclosed.

ING's activities involving structured entities are explained below in the following categories:

1. Consolidated ING originated securitisation programmes;
2. Consolidated ING originated Covered bond programme (CBC);
3. Consolidated ING sponsored Securitisation programme (Mont Blanc);
4. Unconsolidated Securitisation programme; and
5. Other structured entities.

## 1. Consolidated ING originated securitisation programmes

ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING originated assets to a structured entity. The underlying exposures include residential mortgages and SME loans in the Netherlands, Belgium, Spain, Italy, Australia and Germany.

The structured entity issues securitised notes (traditional securitisations) which are eligible collateral for central bank liquidity purposes. In most programmes ING Group acts as investor of the securitised notes. ING Group continues to consolidate these structured entities if it is deemed to control the entities.

The structured entity issues securitisation notes in two or more tranches, of which the senior tranche obtains a high rating (AAA or AA) by a rating agency. The retained tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Group originated various securitisations, as at 31 December 2023, these consisted of approximately EUR 67 billion (2022: EUR 65 billion) of senior and subordinated notes, of which approximately EUR 2 billion (2022: EUR 1 billion) were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group's Consolidated statement of financial position and profit or loss.

In 2023, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 2 billion (2022: EUR 1 billion).

In addition ING Group originated various securitisations for liquidity management optimisation purposes which consist of senior secured portfolio loans issued to ING subsidiaries in Germany. The underlying exposures were senior loans to large corporations and financial institutions, and real estate finance loans, mainly in the Netherlands. As at 31 December 2023, all securitized loans are redeemed (2022: EUR 444 million).

## 2. Consolidated ING originated covered bond programme (CBC)

ING Group has entered into a covered bond programme. Under the covered bond programme ING issues bonds. The payment of interest and principal is guaranteed by the ING administered structured entities, ING Covered Bond Company B.V., and ING SB Covered Bond Company B.V. In order for these entities to fulfil their guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING. Furthermore, ING offers protection against deterioration of the mortgage loans. The entities are consolidated by ING Group.

**Covered bond programme**

| | Fair value pledged mortgage loans | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Dutch Covered Bond Companies | 27,148 | 21,379 |
| | **27,148** | **21,379** |

In addition, subsidiaries of ING in Germany, Belgium, Poland and Australia also issued covered bonds with pledged mortgages loans of approximately EUR 29,950 million (2022: EUR 24,880 million) in total.

For the covered bond programme, third-party investors in securities issued by the structured entity have recourse to the assets of the entity and to the assets of ING Group.

## 3. Consolidated ING sponsored Securitisation programme (Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients' receivables or other financial assets to a Special Purpose Vehicle (SPV). The senior positions in these transactions may be funded by the ING administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally in the ABCP markets.

In its role as administrative agent, ING Group facilitates these transactions by acting as administrative agent, swap counterparty and liquidity provider to Mont Blanc Capital Corp. ING Group also provides support facilities (i.e. liquidity) backing the transactions funded by the conduit. The types of asset currently in the Mont Blanc conduit include trade receivables, consumer finance receivables, car leases and residential mortgages.

ING Group supports the commercial paper programmes by providing Mont Blanc Capital Corp. with short-term liquidity facilities. Once drawn these facilities bear normal credit risk.

The liquidity facilities, provided to Mont Blanc are EUR 2,268 million (2022: EUR 2,446 million). The drawn liquidity amount is nil as at 31 December 2023 (2022: nil).

The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the Mont Blanc Capital Corp. subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

### 4. Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a special purpose vehicle (SPV). The transaction resulted in full derecognition of the financial assets from ING's statement of financial position. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap, which is recognized as a non-trading derivative and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap held by ING at 31 December 2023 amounted to EUR -26 million (2022: EUR -40 million); fair value changes on this swap recognised in the statement of profit or loss in 2023 were EUR 14 million (2022: EUR -6 million). Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2023 amounted to EUR 1 million (2022: EUR 1 million). The cumulative income recognised in profit or loss since derecognition amounts to EUR 19 million (2022: EUR 18 million).

### 5. Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated financial statements of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending, and operation services.

ING Group offers various investment fund products to its clients. ING Group does not invest in these investment funds for its own account nor acts as the fund manager.

## 46 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its associates, joint ventures, key management personnel, and various defined benefit and contribution plans. For post-employment benefit plans, reference is made to Note 33 'Pensions and other post-employment benefits' Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. All transactions with related parties took place at conditions customary in the market. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

### Associates and joint ventures

**Transactions with ING Group's main associates and joint ventures**

| | Associates | | Joint ventures | |
|---|---|---|---|---|
| in EUR million | 2023 | 2022 | 2023 | 2022 |
| Assets | 121 | 121 | | |
| Liabilities | 424 | 309 | 1 | 1 |
| Off-balance sheet commitments | 20 | 28 | | |
| | | | | |
| Income received | 10 | 12 | | |
| Expenses paid | 3 | | | |

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business. Dividends received by associates and joint ventures are included in Note 8 'Investment in associates and joint ventures'.

### Key management personnel compensation

The Executive Board of ING Groep N.V., the Management Board Banking and the Supervisory Board are considered Key Management personnel of ING Group. In 2023 and 2022, the three members of the Executive Board of ING Groep N.V. were also members of the Management Board Banking.

Transactions with key management personnel, including their compensation are included in the tables below.

**Key management personnel compensation (Executive Board and Management Board Banking)**

| 2023<br>in EUR thousands | Executive Board of ING Groep N.V. | Management Board Banking [1] | Total |
|---|---|---|---|
| Fixed Compensation | | | |
| - Base salary | 4,220 | 4,200 | 8,420 |
| - Collective fixed allowances [2] | 1,002 | 887 | 1,889 |
| - Pension costs | 78 | 107 | 185 |
| - Severance benefits | | 734 | 734 |
| Variable compensation | | | |
| - Upfront cash | | 598 | 598 |
| - Upfront shares | 293 | 598 | 891 |
| - Deferred cash | | 897 | 897 |
| - Deferred shares | 439 | 897 | 1,336 |
| - Other emoluments [3] | 344 | 487 | 832 |
| Total compensation | **6,376** | **9,405** | **15,782** |

1 Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2 The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 128,810.
3 This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; reimbursement of costs under the Directors & Officers indemnity provided by ING; the use of a company car or driver service.

**Key management personnel compensation (Executive Board and Management Board Banking)**

| 2022<br>in EUR thousands | Executive Board of ING Groep N.V. | Management Board Banking [1] | Total |
|---|---|---|---|
| Fixed Compensation | | | |
| - Base salary | 4,220 | 4,969 | 9,189 |
| - Collective fixed allowances [2] | 1,011 | 1,073 | 2,084 |
| - Pension costs | 70 | 116 | 186 |
| - Severance benefits | | 932 | 932 |
| Variable compensation | | | |
| - Upfront cash | | 803 | 803 |
| - Upfront shares | 268 | 803 | 1,071 |
| - Deferred cash | | 1,204 | 1,204 |
| - Deferred shares | 401 | 1,204 | 1,605 |
| - Other emoluments [3] | 296 | 638 | 934 |
| Total compensation | **6,266** | **11,742** | **18,008** |

1 Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2 The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 114,866.
3 This includes amongst others: housing, school/tuition fees, international health insurance, relocation costs and tax and financial planning.

ING indemnifies the members of the EB against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the EB, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING has taken out liability insurance for the members of the EB.

In accordance with the Articles of Association ING indemnifies the members of the Supervisory Board as far as legally permitted against direct financial losses in connection with claims from third parties filed or threatened to be filed against them by virtue of their service as a member of the Supervisory Board.

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss. The total remuneration of the Executive Board and Management Board Banking is disclosed in the table above. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2023 relating to the fixed expenses of 2023 and the vesting of variable remuneration of earlier performance years, is EUR 14 million in 2023 (2022: EUR 14 million).

The table below shows the total of fixed remuneration, expense allowances and attendance fees for the Supervisory Board in 2023 and 2022.

| Key management personnel compensation (Supervisory Board) | | |
|---|---|---|
| in EUR thousands | 2023 | 2022 |
| Total compensation | 1,152 | 1,048 |

### Loans and advance to key management personnel

As at 31 December 2023 Loans and advances outstanding to key management personnel amounted to EUR 1.7 million (2022: EUR 2.7 million) and loan commitments to key management personnel amounted to EUR 138 thousand (2022: EUR 203 thousand). Total interest received in 2023 on these loans and advances amounted to EUR 30 thousand (2022: EUR 62 thousand).

These loans and advances and loan commitments (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to all employees and (3) did not involve more than the normal risk of collectability or present other unfavourable features. Loans and advances to members of the Executive Board and Management Board Banking are compliant with the standards set out in the DNB guidelines for loans to officers and directors of a regulated entity, such as ING.

### Deposits outstanding to key management personnel

As at 31 December 2023 Deposits outstanding from key management personnel amounted to EUR 13.9 million (2022: EUR 11.5 million). Total interest paid in 2023 on these deposits amounted to EUR 197 thousand (2022: EUR 36 thousand).

### ING shares held by key management personnel

| Number of ING Groep N.V. shares to key management personnel | | |
|---|---|---|
| | ING Groep N.V. shares | |
| in numbers | 2023 | 2022 |
| Executive Board members | 128,241 | 108,217 |
| Management Board Banking | 262,507 | 294,574 |
| Supervisory Board members | 5,295 | 5,295 |
| Total number of shares | **396,043** | **408,086** |

## 47 Capital management

### Objectives

Group Treasury ("GT") Balance Sheet & Capital Management, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with ING's business activities. This involves not only managing, planning and allocating capital within ING Group, ING Bank and its various entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means GT Balance Sheet & Capital Management takes into account both regulatory and internal, economic based metrics and requirements as well as the interests of key stakeholders such as shareholders and rating agencies.

ING applies the following main capital definitions:

- Common equity Tier 1 capital (CET1) - is defined as shareholders' equity less regulatory adjustments. CET1 capital divided by risk-weighted assets equals the CET1 ratio.
- Tier 1 capital – is defined as CET1 capital plus Additional Tier 1 (hybrid) securities and other regulatory adjustments. Tier 1 capital divided by risk-weighted assets equals the Tier 1 capital ratio.
- Total capital – is Tier 1 capital plus subordinated Tier 2 liabilities and regulatory adjustments. Total capital divided by risk-weighted assets equals the Total capital ratio.
- CET1 ratio target – is built on the CET1 requirements specified for ING, potential increase in the regulatory requirement of the Countercyclical Buffer, the potential impact of a standardised and pre-determined stress scenario and general uncertainties.
- Leverage ratio (LR) – is defined as Tier 1 capital divided by the leverage exposure.
- Total Loss Absorbing Capacity (TLAC) – is Total capital plus senior unsecured bonds and amortisations. TLAC ratios are based on both risk-weighted assets and leverage exposure.
- Minimum Required Eligible Liabilities (MREL) – is Total capital plus senior unsecured bonds and amortisations. MREL ratios are based on both risk-weighted assets and leverage exposure.

### Capital developments

ING's capital position remained strong despite the challenging geopolitical environment. At both the consolidated and entity level, ING has sufficient buffers to withstand various stressed scenarios.

ING's CET1 target level of around 12.50% is well above the prevailing Maximum Distributable Amount (MDA) level of 10.98%, implying a management buffer of about 150 basis points.

ING Group's capital ratios at the end of the year increased compared to 2022 primarily due to higher net profit after dividend reserving, coupled with lower risk-weighted assets. Besides the regular 50% dividend distribution, ING distributed an additional EUR 1.5 billion and EUR 2.5 billion as next steps to converge the

CET1 ratio towards ING's CET1 target by 2025. Risk-weighted assets were mainly impacted by volume reduction in Russia-related exposure, currency movements, improvement in book quality and model impacts.

ING Groep N.V. has a CET1 ratio of 14.7% at 31 December 2023 versus an overall SREP requirement (including buffer requirements) of 10.98%. The Group's Tier 1 ratio increased to 16.9%. The Total capital ratio increased from 19.4% to 19.8% compared to last year.

ING Bank N.V. has a CET1 ratio of 11.9% versus an overall CET1 requirement (including buffer requirements) of 7.50%. The Bank's Tier 1 ratio decreased from 14.5% to 14.1% compared to last year. The Banks's Total capital ratio decreased to 17.0%.

**ING Group capital position according to CRR II / CRD V**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Shareholders' equity [1] | 51,240 | 49,909 |
| - Interim profits not included in CET1 capital | -2,504 | -1,411 |
| - Other adjustments | -1,880 | -537 |
| Regulatory adjustments | -4,384 | -1,948 |
| **Available common equity Tier 1 capital** | **46,856** | **47,961** |
| | | |
| Additional Tier 1 securities | 6,983 | 6,295 |
| Regulatory adjustments additional Tier 1 | 59 | 60 |
| **Available Tier 1 capital** | **53,898** | **54,316** |
| | | |
| Supplementary capital Tier 2 bonds [2] | 9,115 | 10,046 |
| Regulatory adjustments Tier 2 | 40 | -32 |
| **Available Total capital** | **63,052** | **64,330** |
| | | |
| Risk weighted assets | 319,169 | 331,520 |
| | | |
| **Common equity Tier 1 ratio** | **14.68 %** | **14.47 %** |
| Tier 1 ratio | 16.89 % | 16.38 % |
| Total capital ratio | 19.76 % | 19.40 % |

1 Shareholders' equity is determined in accordance with IFRS-EU.
2 All T2 securities are CRR/CRD V-compliant for 2023.

In accordance with the applicable regulation, credit and operational risk models used in the capital ratios calculations are not audited.

**ING Bank capital position according to CRR II / CRD V**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Shareholders' equity [1] | 40,191 | 42,546 |
| -Interim profits not included in CET1 capital | -766 | -913 |
| - Other adjustments | -1,029 | 332 |
| Regulatory adjustments | -1,795 | -580 |
| **Available common equity Tier 1 capital** | **38,396** | **41,966** |
| | | |
| Additional Tier 1 securities | 6,962 | 6,280 |
| Regulatory adjustments additional Tier 1 | 86 | 78 |
| **Available Tier 1 capital** | **45,444** | **48,324** |
| | | |
| Supplementary capital Tier 2 bonds [2] | 9,115 | 10,046 |
| Regulatory adjustments Tier 2 | 54 | 41 |
| **Available Total capital** | **54,613** | **58,411** |
| | | |
| Risk weighted assets | 321,358 | 332,853 |
| | | |
| **Common equity Tier 1 ratio** | **11.95 %** | **12.61 %** |
| Tier 1 ratio | 14.14 % | 14.52 % |
| Total capital ratio | 16.99 % | 17.55 % |

1 Shareholders' equity is determined in accordance with IFRS-EU.
2 All T2 securities are CRR/CRD V-compliant for 2023.

## Distribution

ING's distribution policy is a pay-out ratio of 50% of resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions to be considered periodically, taking into account alternative opportunities, macro-economic circumstances and the outcome of our capital planning.

For 2023, the resilient net profit amounts to EUR 7,520 million, of which EUR 3,760 million was reserved for distribution outside of CET1 capital reflecting ING's distribution policy of a 50% pay-out ratio. Resilient net profit includes a positive adjustment to the net profit of EUR 234 million related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye and the impairment of the goodwill allocated to Türkiye.

Following ING's distribution policy of a 50% pay-out ratio on resilient net profit:

- A final dividend over 2022 of EUR 0.389 per share was paid was paid in May 2023.
- An interim dividend over 2023 of EUR 0.350 per share was paid on 14 August 2023.
- The Board has proposed to pay a final cash dividend over 2023 of EUR 0.756 per share. This is subject to the approval by shareholders at the Annual General Meeting in April 2024.

In addition to this, ING announced an additional EUR 1.5 billion and EUR 2.5 billion distribution in 2023:

- An additional distribution of EUR 1.5 billion, by means of a share buyback programme, was announced on 11 May 2023. Between 11 May 2023 and 13 October 2023, 121.3 million of ordinary shares have been repurchased with a total consideration of EUR 1,566 million.
- An additional distribution of EUR 2.5 billion, by means of a share buyback programme, was announced on 2 November 2023. Between 3 November 2023 and 5 February 2024, 194.8 million of ordinary shares have been repurchased with a total consideration of EUR 2,508 million.

## Processes for managing capital

GT Balance Sheet & Capital Management ensures adherence to ING's solvency risk appetite statements by planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in the capital planning process as part of the ICAAP framework. As part of the dynamic business planning process, ING prepares a capital and funding plan on a regular basis for all its material businesses and assesses continuously the timing, need and feasibility for capital management actions in scope of its execution strategy. Sufficient financial flexibility should be preserved to meet important financial objectives. Risk appetite statements are at the foundation of the capital plan and are cascaded to the different businesses in line with ING's risk management framework. Contingency capital measures and early warning indicators are in place in conjunction with ING's contingency and recovery plan to support the strategy in times of stress.

Adverse planning and stress testing, which reflect the outcome of the annual risk assessment, are integral components of ING's risk and capital management framework. It allows to (i) identify and assess potential vulnerabilities in ING's businesses, business model, portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in ING's strategic and capital plan; and (iii) improve decision-making and business steering through balancing risk and return following a forward looking and prudent management approach.

## Regulatory requirements

Capital adequacy and the use of required regulatory capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank and the ECB for supervisory purposes. In 2010, the Basel Committee issued new solvency and liquidity requirements that superseded Basel II, implemented in the EU via CRR / CRD. In accordance with the CRR the minimum Pillar 1 capital requirements applicable to ING Group are: a CET1 ratio of 4.5%, a Tier 1 ratio of 6.0% and a Total capital ratio of 8.0% of risk-weighted assets.

The overall SREP CET1 requirement (including buffer requirements) for ING Group at a consolidated level increased during 2023 due to changes in the Countercyclical Buffer and was 10.98% at the end of December 2023. This requirement is the sum of a 4.5% Pillar I requirement, a 0.98% Pillar II requirement, a 2.5% Capital Conservation Buffer (CCB), a 0.50% Countercyclical Buffer (CCyB) and a 2.5% O-SII (Other Systemically Important Institutions) buffer that is set separately for Dutch systemic banks by the Dutch Central Bank (De Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.

ING's fully loaded CET1 requirement stood at 10.76% in 4Q2023 (4Q2022: 10.98%), which is lower than the prevailing CET1 ratio requirement as a result of the reduction in the Pillar II requirement applicable as of 1 January 2024 and a 0.50% lower O-SII buffer requirement effective as of 31 May 2024. This is partly offset by various countercyclical buffers becoming effective over the coming quarters. The fully loaded CET1 requirement of 10.76% also reflects the increase from the re-activation of the countercyclical buffer in Belgium to 1% from 4Q2024 which will be phased in over the coming quarters.

The Maximum Distributable Amount (MDA) trigger level stood at 10.98% in 4Q2023 for CET1, 12.81% for Tier 1 Capital and 15.25% for Total Capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfill the total Pillar II requirement (1.75%) with Additional Tier 1 and Tier 2 capital. As per 1 January 2024, the Pillar II requirement is 1.65%. As per 1 January 2023 a MDA requirement on the leverage ratio of 3.5% applies to ING Group. In the event that ING Group breaches an MDA level, ING may face restrictions on dividend payments, coupons on AT1 securities and payment of variable remuneration.

## Ratings

ING's credit ratings and outlook are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.

| Main credit ratings of ING at 31 December 2023 | S&P | Moody's | Fitch | GBB-Rating |
|---|---|---|---|---|
| **ING Groep N.V.** | | | | |
| Issuer rating | | | | |
| Long-term | A- | n/a | A+ | |
| Short-term | A-2 | n/a | F1 | |
| Outlook | Stable | Stable [1] | Stable | |
| Senior unsecured rating | A- | Baa1 | A+ | |
| **ING Bank N.V.** | | | | |
| Issuer rating | | | | |
| Long-term | A+ | A1 | AA- | A+ |
| Short-term | A-1 | P-1 | F1+ | n/a |
| Outlook | Stable | Stable | Stable | Indeterminate |
| Senior unsecured rating | A+ | A1 | AA- | |

1 Outlook refers to the senior unsecured rating.

A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of other ratings. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency's judgment, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.

## 48 Subsequent events

There are no subsequent events to report other than those already disclosed in Note 42 'Legal proceedings' and Note 47 'Capital management'.

# Authorisation of Consolidated Financial statements

Amsterdam, 4 March 2024

## The Supervisory Board

K.K. (Karl) Guha, chairperson
A.M.G. (Mike) Rees, vice-chairperson
J. (Juan) Colombás
M. (Margarete) Haase
L.J. (Lodewijk) Hijmans van den Bergh
H.A.H. (Herman) Hulst
H.H.J.G. (Harold) Naus
A. (Alexandra) Reich
H.W.P.M.A. (Herna) Verhagen

## The Executive Board

S.J.A. (Steven) van Rijswijk, CEO and chairperson
T. (Tanate) Phutrakul, CFO
L. (Ljiljana) Čortan, CRO

# Parent company statement of financial position

as at 31 December before appropriation of result

| in EUR million | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| Investments in group companies 2 | 40,243 | 42,600 |
| **Fixed assets** | **40,243** | **42,600** |
| | | |
| Receivables from group companies 3 | 70,524 | 65,704 |
| Other assets | 11 | 16 |
| **Current assets** | **70,535** | **65,720** |
| | | |
| **Total assets** | **110,778** | **108,320** |

| in EUR million | 2023 | 2022 |
|---|---|---|
| **Equity 4** | | |
| Share capital | 35 | 37 |
| Share premium | 17,116 | 17,116 |
| Legal and statutory reserves | 0 | 0 |
| Other reserves | 28,398 | 29,875 |
| Unappropriated result | 5,691 | 2,880 |
| Total equity | **51,240** | **49,909** |
| | | |
| **Liabilities** | | |
| Subordinated loans 5 | 16,330 | 16,441 |
| Debenture loan 6 | 42,569 | 41,609 |
| Other non-current liabilities 6 | 0 | 0 |
| **Non-current liabilities** | **58,899** | **58,051** |
| | | |
| Other liabilities 6 | 639 | 360 |
| **Current liabilities** | **639** | **360** |
| | | |
| **Total equity and liabilities** | **110,778** | **108,320** |

References relate to the accompanying notes. These form an integral part of the Parent company financial statements.

# Parent company statement of profit or loss

For the years ended 31 December

| in EUR million | 2023 | 2022 |
|---|---|---|
| Staff expenses 7 | 0 | 0 |
| Other expenses 8 | 7 | 9 |
| **Total expenses** | **7** | **8** |
| | | |
| Interest and other financial income 9 | 2,003 | 1,466 |
| Valuation results | 0 | -1 |
| Interest and other financial expenses 10 | -1,828 | -1,450 |
| **Net interest and other financial income** | **174** | **15** |
| | | |
| **Result before tax** | **167** | **7** |
| Taxation 11 | 43 | 2 |
| **Result after tax** | **124** | **5** |
| Result from group companies and participating interests after taxation 12 | 7,163 | 3,669 |
| **Net result** | **7,287** | **3,674** |

References relate to the accompanying notes. These form an integral part of the Parent company financial statements.

# Parent company statement of changes in equity

| in EUR million | Share capital | Share premium | Legal and statutory reserves | Other reserves | Unappro-priated results | Total |
|---|---|---|---|---|---|---|
| **Balance as at 31 December 2022** | **37** | **17,116** | **0** | **29,875** | **2,880** | **49,909** |
| | | | | | | |
| Realised and unrealised revaluations of equity securities | | | -34 | -1 | | -35 |
| Unrealised revaluations debt instruments and other revaluations | | | 53 | | | 53 |
| Realised gains/losses transferred to the statement of profit or loss | | | 9 | | | 9 |
| Changes in cash flow hedge reserve | | | 997 | | | 997 |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | | | -39 | | | -39 |
| Realised and unrealised revaluations property in own use | | | 2 | 8 | | 10 |
| Remeasurement of the net defined benefit asset/liability | | | -85 | | | -85 |
| Exchange rate differences and other | | | -132 | | | -132 |
| **Total amount recognised directly in equity** | | | **770** | **7** | | **777** |
| Net result | | | 336 | | 6,951 | 7,287 |
| **Total comprehensive income net of tax** | | | **1,106** | **7** | **6,951** | **8,064** |
| | | | | | | |
| Transfer from Unappropriated result | | | | 1,472 | -1,472 | |
| Dividends and other distributions | | | | | -2,668 | -2,668 |
| Share buyback | -2 | | | -3,998 | | -4,000 |
| Changes in treasury shares | | | | -8 | | -8 |
| Employee share plans | | | | -7 | | -7 |
| Changes in the composition of the group and other changes | | | -1,106 | 1,056 | | -50 |
| **Balance as at 31 December 2023** | **35** | **17,116** | **0** | **28,398** | **5,691** | **51,240** |

Changes in individual components are presented in Note 4 'Equity'.

# Parent company statement of changes in equity – continued

| in EUR million | Share capital | Share premium | Legal and statutory reserves | Other reserves | Unappro-priated results | Total |
|---|---|---|---|---|---|---|
| **Balance as at 31 December 2021** | **39** | **17,105** | **1,069** | **31,940** | **3,766** | **53,919** |
| | | | | | | |
| Realised and unrealised revaluations of equity securities | | | -95 | -23 | | -118 |
| Unrealised revaluations debt instruments and other revaluations | | | -406 | | | -406 |
| Realised gains/losses transferred to the statement of profit or loss | | | -24 | | | -24 |
| Changes in cash flow hedge reserve | | | -2,901 | | | -2,901 |
| Change in fair value of own credit risk of financial liabilities at fair value through profit or loss | | | 150 | 15 | | 165 |
| Realised and unrealised revaluations property in own use | | | -32 | 26 | | -5 |
| Remeasurement of the net defined benefit asset/liability | | | -19 | | | -19 |
| Exchange rate differences and other | | | 1,115 | -26 | | 1,088 |
| **Total amount recognised directly in equity** | | | **-2,213** | **-8** | | **-2,221** |
| Net result | | | 161 | | 3,513 | 3,674 |
| **Total comprehensive income net of tax** | | | **-2,052** | **-8** | **3,513** | **1,453** |
| | | | | | | |
| Transfer from Unappropriated result | | | | 3,766 | -3,766 | |
| Dividends and other cash distributions | | | | -2,715 | -634 | -3,349 |
| Share buyback programme | -2 | | | -1,580 | | -1,582 |
| Changes in treasury shares | | | | 4 | | 4 |
| Employee share plans | | 12 | | 15 | | 27 |
| Changes in the composition of the group and other changes | | | 984 | -1,548 | | -564 |
| **Balance as at 31 December 2022** | **37** | **17,116** | **0** | **29,875** | **2,880** | **49,909** |

Changes in individual components are presented in Note 4 'Equity'.

# Notes to the parent company financial statements

## 1 Basis of presentation

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands, and is registered at the Commercial Register of Amsterdam under number 33231073.

The Parent company financial statements of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in these Parent company financial statements are the same as those applied in the Consolidated financial statements, reference is made to Note 1 'Basis of preparation and material accounting policy information' of the Consolidated financial statements. Investments in Group companies are accounted for in the Parent company accounts according to the equity method. In addition to the notes to these financial statements, further information is included in the notes to the consolidated financial statements.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil Code.

The parent company financial statements are presented in euros, rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.

### Parent company equity and related reserves

The total amount of equity in the Parent company financial statements equals Shareholders' equity (parent) in the consolidated financial statements. Certain components within equity are different as a result of the following presentation differences between the parent company accounts and consolidated accounts:

- Unrealised revaluations within consolidated Group companies, presented in Other reserves - Revaluation reserve in the consolidated accounts, are presented in the Share of participating interests reserve in the parent company accounts;
- The reserve for cash flow hedges within consolidated Group companies, presented in Other reserves – Revaluation reserve in the consolidated accounts is included in the Share of participating interests reserve, in the parent company accounts on a net basis.
- Foreign currency translation on consolidated Group companies, presented in Other reserves - Currency translation reserve in the consolidated accounts, is presented in the Share of participating interests reserve in the parent company accounts.

A legal reserve is carried at an amount equal to the share in the results of participating interests since their first inclusion at net asset value less the amount of profit distributions to which rights have accrued between the date of first inclusion and the balance sheet date. Profits related to that period which can be repatriated to the Netherlands without restriction are likewise deducted from the Share of participating interests reserve.

# Notes to the parent company statements of financial positions

## 2 Investments in Group companies

**Investments in group companies**

| | 2023 | | 2022 | |
|---|---|---|---|---|
| in EUR million | Interest held (%) | Statement of financial position value | Interest held (%) | Statement of financial position value |
| ING Bank N.V., the Netherlands | 100 % | 40,180 | 100 % | 42,542 |
| Other | | 64 | | 58 |
| | | **40,243** | | **42,600** |

**Changes in investments in group companies**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Opening balance | 42,600 | 47,962 |
| Revaluations | 757 | -2,758 |
| Results | 7,163 | 3,669 |
| Dividends and other cash distributions | -10,269 | -6,277 |
| | **40,250** | **42,596** |
| | | |
| Changes in ING Groep N.V. shares held by group companies | -7 | 4 |
| **Closing balance** | **40,243** | **42,600** |

## 3 Receivables from Group companies

| in EUR million | 2023 | 2022 |
|---|---|---|
| Receivables from group companies | 70,524 | 65,704 |
| | **70,524** | **65,704** |

Receivables from Group companies include EUR 16,332 million subordinated loans provided by ING Groep N.V. to ING Bank N.V. (2022: EUR 16,441 million). As at 31 December 2023 an amount of EUR 60,398 million (2022: EUR 56,587 million) is expected to be settled after more than one year from the balance sheet date.

## 4 Equity

**Equity**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Share capital | 35 | 37 |
| Share premium | 17,116 | 17,116 |
| Legal and statutory reserves | 0 | 0 |
| Other reserves | 28,398 | 29,875 |
| Unappropriated result | 5,691 | 2,880 |
| **Total equity** | **51,240** | **49,909** |

### Share capital

**Share capital**

| | Ordinary shares (par value EUR 0.01) | | | |
|---|---|---|---|---|
| | Number x 1,000 | | Amount in EUR million | |
| | 2023 | 2022 | 2023 | 2022 |
| Authorised share capital | 9,142,000 | 9,142,000 | 91 | 91 |
| Unissued share capital | 5,643,806 | 5,415,461 | 56 | 54 |
| **Issued share capital** | **3,498,194** | **3,726,539** | **35** | **37** |

| Changes in issued share capital | | |
|---|---|---|
| | Ordinary shares (par value EUR 0.01) | |
| | Number x 1,000 | Amount in EUR million |
| **Issued share capital as at 31 December 2021** | **3,904,065** | **39** |
| Issue of shares | 2,935 | |
| Cancellation of shares | -180,461 | -2 |
| **Issued share capital as at 31 December 2022** | **3,726,539** | **37** |
| Issue of shares | 5 | |
| Cancellation of shares | -228,350 | -2 |
| **Issued share capital as at 31 December 2023** | **3,498,194** | **35** |

In 2023, ING Groep N.V. issued 0.0 million ordinary shares (2022: 2.9 million). In 2022, these issues were made in order to fund obligations arising from share-based employee incentive programmes. As from 2023 these shares are purchased from the market. The cancellation of shares relate to the shares purchased under the share buyback programmes.

| Share premium | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Opening balance | 17,116 | 17,105 |
| Issue of shares | 0 | 12 |
| **Closing balance** | **17,116** | **17,116** |

## Legal and statutory reserves

| Changes in share of participating interests reserves | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Opening balance | 0 | 1,069 |
| Unrealised revaluations Equity and Debt instruments and other | -20 | -384 |
| Realised gains/losses transferred to the statement of profit or loss | 11 | -24 |
| Changes in cash flow hedge reserve | 997 | -2,901 |
| Changes in net defined benefit asset/liability remeasurement reserve | -85 | -19 |
| Exchange rate differences and other | -132 | 1,115 |
| Changes in composition of the group and other changes | -770 | 1,145 |
| **Closing balance** | **0** | **0** |

The Share of participating interests reserve includes the following components: Reserve for non-distributable retained earnings of participating interests of EUR 3,047 million (2022: EUR 3,603 million), Revaluation reserve of participating interests of EUR -3,500 million (2022: EUR -4,355 million) and Net defined benefit asset/liability remeasurement reserve of EUR -317 million (2022: EUR -232 million).

Due to a decrease in forward interest rates in 2023, the interest rate swaps had a positive revaluation of EUR 997 million recognised in the cash flow hedge reserve which is presented as part of share of participating interests reserve in the parent company financial statements.

As at 31 December 2023, the Share of participating interests reserve includes an amount of EUR 1,602 million (2022: EUR 2,264 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN. The movement includes an addition of EUR 336 million out of net profit minus the utilisation of EUR 998 million, included in the line Changes in the composition of the group and other changes.

Changes in the value of hedging instruments that are designated as net investment hedges, are included in the line Exchange rate differences and other.

Under Dutch law it is not allowed to have a negative participating interest reserve. In 2022, the shortage of this reserve of EUR -984 million was replenished out of retained earnings. As per 31 December 2023 the shortage decreased to EUR -770 million. The movement of EUR -214 million is included in the line Changes in composition of the group and other changes.

## Other reserves

| Changes in retained earnings | | |
|---|---|---|
| in EUR million | 2023 | 2022 |
| Opening balance | 31,080 | 33,553 |
| Transfer from Unappropriated result | 1,472 | 3,766 |
| Employee share plans | -7 | 15 |
| Dividends and other distributions | 0 | -2,715 |
| Share buyback programme | -3,217 | -1,983 |
| Changes in the composition of the group and other changes | 1,063 | -1,555 |
| **Closing balance** | **30,391** | **31,080** |

**Changes in Treasury shares**

| | Amount in EUR million | | Number x 1,000 | |
|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 |
| Opening balance | -1,205 | -1,612 | 107,395 | 128,301 |
| Purchased/sold for trading | -7 | 4 | 464 | -312 |
| Purchased for employee share based benefit programme | -42 | | 3,156 | |
| Distributed under the share based benefit programme | 41 | | -3,106 | |
| Purchases Share buyback programme | -3,482 | -1,721 | 275,013 | 159,866 |
| Cancellation share buyback shares | 2,701 | 2,124 | -228,350 | -180,461 |
| **Closing balance** | **-1,994** | **-1,205** | **154,571** | **107,395** |

**Changes in unappropriated result**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Opening balance | 2,880 | 3,766 |
| Paid final dividend over prior year | -1,408 | |
| Transfer to retained earnings | -1,472 | -3,766 |
| Net result for the period | 6,951 | 3,513 |
| Paid interim dividend | -1,260 | -634 |
| **Closing balance** | **5,691** | **2,880** |

The Share of participating interests reserve cannot be freely distributed. Retained earnings can be freely distributed, except for an amount equal to the negative balance in each of the components of the Share of participating interests reserve. Unrealised gains and losses on derivatives, other than those used in cash flow hedges, are presented in the statement of profit or loss and are therefore part of Retained earnings and are not included in Share of participating interests reserve.The total amount of non-distributable reserves, in accordance with the financial reporting requirements per Part 9 of Book 2 of the Dutch Civil Code, is EUR 6,696 million (2022: EUR 8,408 million).

In 2023, ING Groep N.V. paid an amount of EUR 2,668 million of cash dividend to its shareholders, consisting of a final dividend over 2022 of EUR 1,408 million (EUR 0.389 per share) and an interim dividend over 2023 of EUR 1,260 million (EUR 0.35 per share).

In 2023, ING Group initiated three share buyback programmes. On 1 March 2023, ING announced a share buyback programme for a maximum total amount of EUR 50 million. The share buyback programme was completed by 7 March 2023. In total, 3 million shares have been repurchased at an average price of EUR 13.18 per share and for a total consideration of EUR 42 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans.

The second programme of EUR 1,500 million, commencing on 12 May 2023 and completed by October 2023. A total of 121 million shares have been repurchased at an average price of EUR 12.91 per share (effective price for ING was EUR 12.36 per share after compensation received from the executing broker). The shares have been cancelled in December 2023.

Third programme of EUR 2,500 million, commencing on 3 November 2023. As per 31 December 2023 154 million shares have been repurchased at an average price of EUR 12.90 per share and for a total consideration of EUR 1,982 million. The programme was completed by February 2024. In total 195 million shares have been repurchased at an average price of EUR 12.87 per share (effective price for ING was EUR 12.83 per share after compensation received from the executing broker). ING has the intention to cancel these shares in April 2024.

In March 2023, 107 million shares (EUR 1,201 million), purchased in 2022, were cancelled.

Reference is made to Note 19 'Equity' and Note 47 'Capital management' in the ING Group Consolidated financial statements for additional information, including restrictions with respect to dividend and repayment of capital.

## 5 Subordinated loans

**Subordinated loans**

| in EUR million | | | | | Statement of financial position value | |
|---|---|---|---|---|---|---|
| **Interest rate** | **Year of issue** | **Due date** | **Notional amount in original currency** | | **2023** | **2022** |
| 7.500% | 2023 | Perpetual | USD | 1,000 | 909 | |
| 6.250% | 2023 | 20 May 2033 | GBP | 750 | 895 | |
| 5.000% | 2023 | 20 February 2035 | EUR | 500 | 518 | |
| 4.125% | 2022 | 24 August 2033 | EUR | 1,000 | 1,010 | 1,008 |
| 1.000% | 2021 | 16 November 2032 | EUR | 1,000 | 997 | 996 |
| 3.785% | 2021 | Perpetual | USD | 1,000 | 905 | 936 |
| 4.250% | 2021 | Perpetual | USD | 1,000 | 904 | 936 |
| 0.875% | 2021 | 9 June 2032 | EUR | 500 | 500 | 499 |
| 2.125% | 2020 | 26 May 2031 | EUR | 1,500 | 1,516 | 1,515 |
| 4.875% | 2020 | Perpetual | USD | 750 | 679 | 703 |
| 1.000% | 2019 | 13 November 2030 | EUR | 1,000 | 999 | 998 |
| 5.750% | 2019 | Perpetual | USD | 1,500 | 1,363 | 1,410 |
| 6.750% | 2019 | Perpetual | USD | 1,250 | 1,147 | 1,186 |
| 4.700% | 2018 | 22 March 2028 | USD | 1,250 | | 1,187 |
| 2.000% | 2018 | 22 March 2030 | EUR | 750 | 760 | 759 |
| 1.625% | 2017 | 26 September 2029 | EUR | 1,000 | 1,003 | 1,001 |
| 4.000% | 2017 | 14 September 2032 | USD | 100 | 92 | 95 |
| 4.250% | 2017 | 23 June 2032 | USD | 160 | 148 | 153 |
| 1.150% | 2017 | 14 June 2029 | JPY | 12,000 | 77 | 85 |
| 3.000% | 2017 | 11 April 2028 | EUR | 1,000 | | 1,025 |
| 2.500% | 2017 | 15 February 2029 | EUR | 750 | 766 | 766 |
| 6.500% | 2015 | Perpetual | USD | 1,250 | 1,145 | 1,185 |
| | | | | | **16,330** | **16,441** |

As at 31 December 2023, ING Groep N.V. has issued USD 7,750 million (2022: USD 6,750 million) Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions (when the Group CET1 ratio has fallen below 7.00%) to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 864 million (2022: 750 million) ordinary shares. Reference is made to the ING Group Consolidated financial statements, Note 18 'Subordinated loans' and Note 19 'Equity'.

## 6 Other liabilities

**Other liabilities by type**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Debenture loans | 42,569 | 41,609 |
| Other liabilities | 0 | 0 |
| **Non-Current Other Liabilities** | **42,569** | **41,610** |
| | | |
| Amounts owed to group companies | 56 | 56 |
| Other amounts owed and accrued liabilities | 584 | 305 |
| **Other Liabilities** | **639** | **360** |

**Debenture loans**

| in EUR million | | | | |
|---|---|---|---|---|
| **Interest rate** | **Year of issue** | **Due date** | **2023** | **2022** |
| 1.503% | 2023 | 7 December 2029 | 159 | |
| 1.878% | 2023 | 7 December 2033 | 101 | |
| 6.083% | 2023 | 11 September 2027 | 1,151 | |
| 6.114% | 2023 | 11 September 2034 | 1,149 | |
| variable | 2023 | 11 September 2027 | 453 | |
| 4.500% | 2023 | 23 May 2029 | 1,535 | |
| 4.750% | 2023 | 23 May 2034 | 1,530 | |
| 4.875% | 2022 | 14 November 2027 | 1,256 | 1,255 |
| 5.250% | 2022 | 14 November 2033 | 1,004 | 1,003 |
| 3.869% | 2022 | 28 March 2026 | 1,142 | 1,182 |
| 4.017% | 2022 | 28 March 2028 | 1,141 | 1,181 |
| 4.252% | 2022 | 28 March 2033 | 912 | 944 |
| variable | 2022 | 28 March 2026 | 452 | 468 |
| 1.250% | 2022 | 16 February 2027 | 1,511 | 1,509 |
| 1.750% | 2022 | 16 February 2031 | 1,513 | 1,511 |
| 1.876% | 2022 | 24 February 2034 | 76 | 76 |
| 2.125% | 2022 | 23 May 2026 | 1,517 | 1,516 |
| 5.000% | 2022 | 30 August 2026 | 350 | 342 |
| 0.125% | 2021 | 29 November 2025 | 1,248 | 1,246 |
| 0.875% | 2021 | 29 November 2030 | 746 | 745 |

**Debenture loans (continued)**

in EUR million

| Interest rate | Year of issue | Due date | 2023 | 2022 |
|---|---|---|---|---|
| 0.975% | 2021 | 14 December 2034 | 101 | 101 |
| 1.726% | 2021 | 1 April 2027 | 998 | 1,033 |
| 2.727% | 2021 | 1 April 2032 | 680 | 704 |
| variable | 2021 | 1 April 2027 | 367 | 378 |
| 0.250% | 2021 | 1 February 2030 | 1,492 | 1,489 |
| 1.125% | 2021 | 7 December 2028 | 914 | 893 |
| 0.375% | 2021 | 29 September 2028 | 1,490 | 1,487 |
| 1.400% | 2020 | 1 July 2026 | 909 | 941 |
| 0.250% | 2020 | 18 February 2029 | 1,242 | 1,239 |
| 2.755% | 2019 | 3 September 2031 | 90 | 96 |
| 0.100% | 2019 | 3 September 2025 | 1,000 | 998 |
| 4.050% | 2019 | 9 April 2029 | 911 | 943 |
| 3.550% | 2019 | 9 April 2024 | 912 | 944 |
| 1.625% | 2019 | 21 March 2029 | 139 | 139 |
| 1.998% | 2019 | 19 March 2031 | 46 | 46 |
| 1.074% | 2019 | 21 February 2029 | 135 | 150 |
| 0.810% | 2019 | 21 February 2024 | 570 | 633 |
| 3.000% | 2019 | 18 February 2026 | 1,177 | 1,152 |
| 5.000% | 2019 | 31 January 2031 | 84 | 87 |
| 3.920% | 2019 | 23 January 2029 | 69 | 74 |
| 2.125% | 2019 | 10 January 2026 | 1,019 | 1,018 |
| 3.399% | 2018 | 28 December 2030 | 69 | 68 |
| 1.169% | 2018 | 13 December 2028 | 123 | 136 |
| 0.848% | 2018 | 13 December 2023 | | 764 |
| 3.790% | 2018 | 13 December 2030 | 134 | 143 |
| 5.000% | 2018 | 5 June 2029 | 108 | 111 |
| 2.500% | 2018 | 15 November 2030 | 1,500 | 1,499 |
| 4.625% | 2018 | 6 January 2026 | 1,155 | 1,195 |
| 4.100% | 2018 | 2 October 2023 | | 1,420 |
| 4.550% | 2018 | 2 October 2028 | 1,140 | 1,179 |
| variable | 2018 | 2 October 2023 | | 474 |
| 2.000% | 2018 | 20 September 2028 | 1,502 | 1,500 |
| variable | 2018 | 20 September 2023 | | 1,001 |
| 1.000% | 2018 | 20 September 2023 | | 1,001 |
| 1.125% | 2018 | 14 February 2025 | 1,008 | 1,007 |
| 3.950% | 2017 | 29 March 2027 | 1,369 | 1,417 |
| 1.375% | 2017 | 11 January 2028 | 1,010 | 1,008 |

**Debenture loans (continued)**

in EUR million

| Interest rate | Year of issue | Due date | 2023 | 2022 |
|---|---|---|---|---|
| 6.874% | 2007 | 1 June 2035 | 160 | 162 |
| | | | 42,569 | 41,609 |

The number of debentures held by Group companies as at 31 December 2023 is nil (2022: nil).

# Notes to the Parent company statement of profit or loss

## 7 Staff expenses

ING Groep N.V. has no employees.

### Remuneration of Senior Management, Executive Board and Supervisory Board

The information on share-based payment plans and remuneration of the members of the Executive Board and the Supervisory Board is included in the Consolidated financial statements. Reference is made to Note 46 'Related parties'.

## 8 Other expenses

| in EUR million | 2023 | 2022 |
|---|---|---|
| External advisory fees | 6 | 4 |
| Other | 1 | 5 |
| | 7 | 9 |

## 9 Interest and other financial income

| in EUR million | 2023 | 2022 |
|---|---|---|
| Interest income | 1,994 | 1,461 |
| Other financial income | 9 | 4 |
| | 2,003 | 1,466 |

Included in Interest and other financial income is EUR 1,994 million (2022: EUR 1,462 million) related to Group companies.

## 10 Interest and other financial expenses

| in EUR million | 2023 | 2022 |
|---|---|---|
| Interest expenses | -1,828 | -1,450 |
| Other financial expenses | 0 | 0 |
| | -1,828 | -1,450 |

Included in Interest and other financial expenses is EUR 8 million (2022: EUR 27 million) related to Group companies.

## 11 Taxation

**Reconciliation of the weighted average statutory income tax rate to ING Groep N.V.'s effective income tax rate**

| in EUR million | 2023 | 2022 |
|---|---|---|
| Result before tax | 167 | 7 |
| Nominal statutory tax rate | 25.8 % | 25.8 % |
| Nominal statutory tax amount | 43 | 2 |
| | | |
| **Permanent differences affecting current tax** | | |
| Expenses not deductible for tax purposes | 0 | |
| Adjustments to prior periods | | 0 |
| **Effective tax amount** | 43 | 2 |
| | | |
| **Effective tax rate** | 25.9 % | 24.5 % |

## 12 Result from Group companies and participating interests after taxation

| in EUR million | 2023 | 2022 |
|---|---|---|
| Result from group companies | 7,163 | 3,669 |
| | **7,163** | **3,669** |

## 13 Other

### Fees for audit and non-audit services

Reference is made to the ING Group Consolidated financial statements, Note 27 'Audit fees' for disclosures related to fees for audit and non-audit services.

### Guarantees

Reference is made to the ING Group Consolidated financial statements, Note 41 'Contingent liabilities and commitments' for disclosures related to issued guarantees.

### Claim agreements

In the ordinary course of business ING Group have entered into a number of agreements whereby ING Group are provided indemnifications related to sale of our past businesses and agreements whereby ING Group made detailed arrangements regarding allocation and handling of claims.

### Fiscal unity

ING Groep N.V. forms a fiscal unity with several Dutch banking entities for corporation tax purposes. ING Groep N.V., ING Bank N.V. and its banking subsidiaries that form part of the fiscal unity are jointly and severally liable for taxation payable by the fiscal unity. Settlements of corporate income tax paid or received are executed by ING Bank N.V.

## 14 Proposed appropriation of results

For 2023 the Executive Board has, in alignment with ING's distribution policy to pay-out 50% of resilient net profit and with the approval of the Supervisory Board, proposed a cash dividend of EUR 1.106 per ordinary share. In August 2023, an interim dividend of EUR 0.35 per ordinary share was paid. Therefore, a final dividend of EUR 0.756 per ordinary share remains. The final dividend will be paid entirely in cash after ratification of the proposal by the General Meeting of Shareholders.

| in EUR million | 2023 |
|---|---|
| **Net result** | **7,287** |
| Addition to reserves pursuant to Article 37 (4) of the Articles of Association | 3,526 |
| At the disposal of the General Meeting of Shareholders pursuant to Article 37 (5) of the Articles of Association | 3,760 |

## 15 Subsequent events

There are no subsequent events to report other than those already disclosed in Note 42 'Legal proceedings' and Note 47 'Capital management' of the consolidated financial statements.

# Authorisation of Parent company financial statements

Amsterdam, 4 March 2024

## The Supervisory Board

K.K. (Karl) Guha, chairperson
A.M.G. (Mike) Rees, vice-chairperson
J. (Juan) Colombás
M. (Margarete) Haase
L.J. (Lodewijk) Hijmans van den Bergh
H.A.H. (Herman) Hulst
H.H.J.G. (Harold) Naus
A. (Alexandra) Reich
H.W.P.M.A. (Herna) Verhagen

## The Executive Board

S.J.A. (Steven) van Rijswijk, CEO and chairperson
T. (Tanate) Phutrakul, CFO
L. (Ljiljana) Čortan, CRO

# ESG appendix to the Report of the Executive Board

The following appendices are related to the information as presented in the chapter 'ESG Overview', and aim to provide the reader of this report with more detailed information, context and definitions. It provides an overview of our GRI material topics. A definition is provided per KPI and, when applicable, more elaborate contextualisation and information on the methodologies used and/or additional breakdowns of data related to the main report. Finally, all tables which we, as a financial institution, are required to report in relation to the EU Taxonomy, are included.

# Our GRI material topics defined

Within the section: 'The world around us, Understanding what matters most' the process to come to the material topics, for ING following the GRI guidelines, is explained. Since GRI does not provide definitions, we used the definitions from various qualified sources. These definitions are generic, therefore we present the interpreted version, which is how we applied them to reflect on our business, below.

| Material Topics | ING definition |
|---|---|
| Financial stability | Financial stability can be defined as a condition in which the financial system - which comprises financial intermediaries, markets and market infrastructures - is capable of withstanding shocks and the unravelling of financial imbalances. This mitigates the prospect of disruptions in the financial intermediation process that are severe enough to adversely impact real economic activity. (Based on ECB definition of financial stability). |
| Anti-corruption, fraud and financial crime | Corruption is defined as the abuse of entrusted power for private gain, which can be instigated by individuals or organisations. It includes practices such as facilitation payments, fraud, extortion, collusion, and money laundering. It also includes an offer or receipt of any gift, loan, fee, reward, or other advantage to or from any person as an inducement to do something that is dishonest, illegal, or a breach of trust in the conduct of the undertaking's business. This can include cash or in-kind benefits, such as free goods, gifts, and holidays, or special personal services provided for the purpose of an improper advantage, or that can result in moral pressure to receive such an advantage. (Based on ESRS definition of Anti-corruption, fraud and financial crime). |
| Data privacy and security | The category addresses management of risks related to collection, retention, and use of sensitive, confidential, and/or proprietary customer or user data. It includes social issues that may arise from incidents such as data breaches in which personally identifiable information (PII) and other user or customer data may be exposed. It addresses a company's strategy, policies, and practices related to IT infrastructure, staff training, record keeping, cooperation with law enforcement, and other mechanisms used to ensure security of customer or user data. (Based on SASB definition). |
| Working conditions | Working conditions include: i. secure employment; ii. working time; iii. adequate wages; iv. social dialogue; v. freedom of association, the existence of works councils and the information, consultation and participation rights of workers; vi. collective bargaining, including the rate of workers covered by collective agreements; vii. work-life balance; and viii. health and safety. (Based on ESRS definition). |
| Customer welfare | The category addresses customer welfare concerns over issues including, but not limited to, financial health and financial services provided. The category addresses the company's ability to provide customers with financial services and financial products that are aligned with societal expectations. Furthermore, the category addresses qualities inherent to the design and delivery of financial products and services where customer welfare may be in question. (Based on SASB definition). |
| Society welfare | Engaging with our local communities through partnerships and sponsorships, for example, to support with financial health improvement. (Based on ING Community engagement definition). |
| Climate change | Climate change is the significant variation of average weather conditions becoming, for example, warmer, wetter, or drier – over several decades or longer. (Based on World Bank definition). |

# Contextualisation and definitions of our key performance indicators

## Primary customers

Retail customers (private individuals only) having an active payment account with recurrent income and at least one other active product category on the reporting date.

## Percentage of mobile-only customers

This represents the percentage of customers who interacted with us digitally and used only mobile channels. Mobile represents the logins (contacts) to the mobile app and those logins to the m-site (mobile device login through the website) done by retail operative private individuals customers in a quarter.

## Net Promoter Score

The Net Promoter Score is a measure for customer satisfaction and loyalty. The measure is derived from the survey question on the scale from 0 (not at all) to 10 (extremely likely): 'How likely is it that you would recommend a product or brand to a friend, family member or colleague?' (RB) and 'how likely are you to recommend ING to a colleague or business partner?' (WB). The score is calculated as the difference between the percentage of promoters (who rate ING as 9 or 10, and detractors (rating ING with a score of 6 or below).

## Digi Index Score

The basis of digi index concerns the straight through process (STP) percentage of the volume of a customer journey handled without any manual intervention. The STP is calculated for 33 global processes for our Retail countries (the Netherlands, Belgium, Germany, Luxembourg, Poland, Spain, Italy, Romania, Türkiye and Australia), covering processes such as daily banking, insurance, investments, KYC, lending, mortgage and saving value chains. The processes are aligned and consistent throughout these countries.

Each quarter, every country reports the STP rate of the 33 global customer journeys. The STP is calculated with the use of automated scripts, which run per process. The country digi index score is calculated by taking the average of those journeys STP rates. The overall ING digi index rate concerns a weighted average and considers both the country STP rates as well as the active customer numbers per country. A customer is considered active when the account has at least one active product category by reporting date.

## Channel Availability

### Retail Banking

Retail Banking Channel Availability represents the availability of the channels in the Netherlands and Belgium. The availability of the two countries is weighted using the number of primary customers per country. For the definition of primary customer, please see the description further on in this chapter. The average availability is calculated for prime time (service window 6:30h - 1.00h) of the critical channels Mobile & Internet. The channels are considered 'available' when the basic functionalities are operational, meaning that customers are able to log in, view balances and initiate payment transactions. To measure the availability of the channel we trigger a script every five minutes from an external environment that imitates customer behaviour using the channel to test if the functionality is available from a customer point of view. Based on these measurements, the availability of the channels for our customers within the service window is calculated. In addition to this, there are different types of monitoring in place for our channels and applications for health checking and alerting.

### Wholesale Banking

Wholesale Banking Channel Availability measures the availability of the channels Inside Business Payments and Inside Business Connect.

1. Inside Business Payments (IBP) is an online banking solution that helps the customer manage its ING- or third-party bank accounts globally. IBP is measured as available when during the service window, the customer is able to log in and use all the payment functionalities (e.g. able to select all payment-formats and countries, initiate and sign payments; reporting; archiving & billing). The service window is 0:00h – 24:00h (7x24) excluding the planned pre-announced maintenance done during the maintenance window agreed, between Saturday 00:00 and Sunday 24:00h. IBP is considered to be available when the synthetic monitoring system and/or customer interaction proves it is possible to initiate and sign a payment.
2. Inside Business Connect (IBC) offers a safe and reliable solution for automated processing of large transaction volumes or automated receipt of various reports. It enables a host-to-host connection between the customers' IT systems and ING. IBC is considered to be available when the synthetic monitoring system or/and customer interaction proves it is possible to send in a file. The service window is 24*7 (excluding pre-announced changes agreed with the internal business partner).

## ING Private Cloud (IPC) adaption ratio

The adoption ratio is based on physical cores and measures how much of the global ING-owned infrastructure workloads is running on IPC. The adoption ratio is calculated as the percentage of physical cores in IPC from the total physical cores in ING globally. The IPC adoption ratio focuses on private cloud only. Public cloud is out of scope because public cloud CPUs are per definition not owned by IPC and can therefore not be measured nor included in the IPC adoption ratio.

## Shared engineering adaption ratio

OnePipeline is our global service that supports the end-to-end engineering journey from (business) idea to deploying working code in a production environment. We measure OnePipeline's adoption ratio by the number of applications onboarded to the pipeline (used to develop and deploy to production), compared to the total number of applications registered in our IT management platform across all ING entities. We exclude those applications where a pipeline is not applicable, such as nocode or SaaS applications. Deployment of applications onboarded to OnePipeline can also be done in a way that was not accounted for in the existing measurement and reporting of the adoption ratio. In 2023, we included this deployment methodology in the measurement and reporting of the OnePipeline adoption ratio. This resulted in a more accurate reported adoption ratio in 2023. When applying the 2022 methodology the Onepipeline Adoption rate would have amounted between 50 percent and 55 percent in 2023.

## Customer online traffic using the Touchpoint Platform

Touchpoint is part of our banking technology platform. It provides a set of reusable shared services, freeing up capacity for engineers to create more value for customers and employees. The usage percentage of the Touchpoint Authentication service is calculated by dividing the 'total number of Touchpoint-enabled unique authentications' by the 'total number of unique authentications'. The unique authentications concern authentications of customer and employees in the retail countries and within Wholesale Banking.

## Operations workforce in HUBS

The 'percentage operations workforce in hubs' reflects the number FTEs working on operations in Hubs against the FTEs within COO. The metric is calculated by dividing the number of FTEs working on operational activities in the Hubs by the total number of FTEs within COO. The number of FTEs working in the Hubs for total COO, include Retail, Wholesale Banking, and staff functions. This ratio is one of the key drivers of our scalable operations, focusing on leveraging expertise and using scale, and sharing productive, quality services across the ING network.

## KYC workforce in hubs

The percentage 'KYC workforce in hubs' reflects the KYC FTEs working in the Hubs against the total KYC FTEs. The metric is calculated by dividing the number of FTEs working in the Hubs for KYC by the total number of KYC FTEs, including Retail, Wholesale and Staff functions. This ratio is one of the key drivers of our scalable operations, focusing on leveraging expertise and using scale, and sharing productive, quality services across the ING network.

## Number of inbound calls

This KPI measures the incoming contacts from customers that have been answered by a contact-centre agent. This excludes the calls that have been abandoned during their journey in the service menu, or when waiting in a queue with an agent. To ensure a complete view, this KPI includes contacts from all inbound-channels calls, emails, chat, social (1-to1) and messaging. By digitalising key customer journeys, we are enabling a superior customer experience at a reduced cost-to-serve, while measuring impact through NPS and cost efficiency. Inbound calls (contacts) is the end-result of many different bank-wide initiatives aiming to provide the customer with the means to solve their questions on their own. All retail countries (Netherlands, Belgium, Germany, Luxembourg, Poland, Spain, Italy, Romania, Türkiye and Australia) and daily banking, insurance, investments, lending, mortgage, savings product journeys chains are in scope. Before 2021, the areas in scope of the contact centre varied across countries and consisted of different products, channels and self-service capabilities. Currently, the aligned scope covers all Retail Banking products. As a result, all the volume-reduction data was updated retrospectively (starting point H1 2021) to be able to monitor the progress consistently.

## $CO_2e$ emissions of our own operations

Our methodology and calculations regarding our scope 1, 2 and 3 emissions currently within our operational boundary and inventory, are in line with guidance provided by the GHG Protocol. This is measured in tonnes of $CO_2$ equivalents ($CO_2e$) and expressed as both Tonnes and Kilotonnes. Scope 1 comprises the emissions from sources controlled by us, including our usage of natural gas, fuel oils and diesel. Scope 2 refers to the emissions from the generation of purchased electricity, heat and steam. Scope 3 includes the emissions from business travel, specifically from air travel, car travel and train.

Notes on methodology:

- We use the operational control method to delineate our organisational boundary. Currently, this includes the primary subsidiaries of ING Bank. The reporting excludes fixed-asset investments, franchises, incorporated and non-incorporated joint-ventures and partnerships. Emissions from several major sub-leased buildings are included in reporting, however the full scope of sub-leased buildings will be further assessed in 2024.
- The base year will be recalculated on best effort basis with the aim to ensure consistency and relevance of reported data in case of: (1) structural (scope) changes in the organisation, changes in calculation methodology, improvement in the accuracy of emission factors or activity data. (2) The discovery of required data or calculation improvements that materially impact the base-year emissions data, using a 3 percent threshold on the last two years.
- For natural gas, fuel oil and diesel, we use emissions factors from DEFRA2022. For electricity generation, we use emission factors from the International Energy Agency (IEA). For district heating, we use country-specific factors, informed by GaBi, and in the case of Poland by the country office (which provides an average factor of each location and the different district heating factors that apply across the geography).

- For air travel, we gather information on short-haul (<785km), medium-haul (785-3700), and long-haul (>3700km) distances, and apply emission factors from DEFRA2022 while we continue to review our data and methodology for air travel. This distance classification changed this year from last year's short haul (<450km), medium haul (450-1600km) and long haul (>1600km), following the implementation of an updated classification. When hauls are unknown, an average is used.
- Emissions from car travel include lease-, pool- and private cars, and available information on taxi travel undertaken for business related activities. As lease cars are also used by employees for private purposes, we assume (based on sample statistics from an ING internal survey) that 30 percent of all kilometers driven in lease cars are for business purposes. For car travel, we apply bespoke emission factors provided by the suppliers of lease vehicles and, if not provided in some markets, DEFRA2022 emission factors are used. We currently apply emission factors for car travel using an average of car types.

## Environmental programme

| Carbon emissions[1] | 2023 | 2022 | 2021 | 2014 |
|---|---|---|---|---|
| Coverage (% of employees)[2] | 97 | 98 | 95 | 91 |
| **Kilotonne $CO_2e$** | | | | |
| Total CO2e (including extrapolations)[3] | 29 | 29 | 26 | 106 |
| Total CO2e (actuals)[4] | 28 | 28 | 25 | 97 |
| Total CO2e scope 1 (actuals)[5] | 6 | 8 | 10 | 25 |
| Total CO2e scope 2 (market-based)[6] | 8 | 9 | 9 | 49 |
| Total carbon scope 3 (actuals from business travel)[7] | 14 | 11 | 7 | 23 |

1 Figures for 2023, 2022, and 2014 include minor adjustments to reflect recalculations based on data corrections.
2 Actuals figures above were derived from data that was collected from 97% of reporting locations based on best efforts; an estimate was made for the remaining 3% to inform on Total CO2e. The coverage reported in this summary table is the average of the coverage reported in the separate scope1, scope 2 and scope 3 (business travel) tables that follow.
3 Extrapolations include actuals data reporting from all countries operations with 200 internal FTEs and more, and taking an average of these as estimations for countries with operations of less than 200 internal FTEs. This extrapolation method is applicable to all scopes. Data for our operations in France was also extrapolated this year due to a strategic review in that market.
4 The total actual carbon is the sum of scope 1, 2 and 3 actual emissions. The total can deviate from the sum of all categories due to rounding to Kilotonnes. To date, we only account for carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). Due to low relevance, other GHGs are not accounted.
5 Scope 1 comprises emissions from our use of natural gas, fuel oil and diesel.
6 Scope 2 comprises emissions from our use of non-renewable electricity and district heating. Scope 2 emissions using location-based method accounts for 67 Kilotonnes of CO2e in 2023. We use the market-based approach for our target setting as it takes into account all our efforts to reduce scope 2 emissions, including the purchase of all forms of renewable electricity market mechanisms.
7 Scope 3 comprises emissions from our business travel by air, car and train. This includes travel for business purpose only, and excludes emissions from employee commuting, however we are working on including that into our scope going forward. In 2024, for emissions from air travel, we will continue working on data granularity in our reporting.

| Scope 1 (including extrapolations) | 2023 | 2022 | 2021 | 2014 |
|---|---|---|---|---|
| Coverage (% of employees) | 98 | 98 | 89 | 91 |
| **Kilotonne CO2e** | | | | |
| Natural gas | 6 | 7 | 10 | 26 |
| Fuel oil | 0.2 | 0.2 | 0.4 | |

| Scope 2 (including extrapolations) | 2023 | 2022 | 2021 | 2014 |
|---|---|---|---|---|
| Coverage (% of employees) | 98 | 98 | 98 | 91 |
| **Kilotonne CO2e** | | | | |
| Electricity[1] | 1.4 | 0.5 | 0.1 | 47 |
| District heating | 7 | 9 | 8 | 7 |

1 Electricity emissions include emissions for countries where non-renewable electricity was purchased. Scope 2 emissions using location-based method accounts for 67 kilotonnes of CO2e.

| Renewable electricity sourcing | 2023 |
|---|---|
| **Renewable electricity (GWh)[1]** | **168** |
| Self-generation | 1 |
| Physical PPA | 8 |
| Financial/virtual PPA | |
| Project-specific supply contract | 57 |
| Retail supply contract | 68 |
| Unbundled EACs | 35 |

1 In 2023, we continue with the reporting guidance of the RE100, a technical group that sets industry standards around corporate use and reporting of renewable electricity. Therefore, renewable electricity is categorised into different sourcing types. In 2023, we assessed our electricity sourcing was 98 percent aligned with the RE100 technical criteria.

| Scope 3 (business travel, including extrapolations[1]) | 2023 | 2022 | 2021 | 2014 |
|---|---|---|---|---|
| Coverage (% of employees) | 97 | 97 | 98 | 90 |
| **Kilotonne CO2e** | | | | |
| Scope 3 emissions | 15 | 12 | 7 | 25 |

1 For air travel, we gather information on short-haul (<785km), medium-haul (785-3700), and long-haul (>3700km) distances, and apply emission factors from DEFRA2022 while we continue to review our data and methodology for air travel. This distance classification changed this year from last year's short haul (<450km), medium haul (450-1600km) and long haul (>1600km), following the implementation of an updated classification. When hauls are unknown, an average is used.

## Fossil-fuel exposure

As part of the energy disclosure, we have reported our exposure to fossil fuel. Fossil fuel consists of Oil & Gas (O&G) and is managed in accordance with its value chain, of which we report on upstream, mid-and downstream O&G and Trade Commodity Finance. The reported outstandings on our Trade Commodity Finance portfolio relate to the commodity itself e.g. Oil barrels.

Upstream O&G is defined by four types of activities:
- Exploration - geological surveys, including seismic imaging and analyses and drilling of exploration wells;
- Development - design, construction and commissioning of infrastructure required to produce oil and/or gas from discovered reserves;
- Production - maximising recovery from a field through continuous investments;
- Abandonment - decommissioning and removal of infrastructure in an efficient way that minimises the impact on the environment.

Mid- and Downstream O&G is defined by six activities:
- Processing of crude products;
- Storage;
- Transportation - including pipelines and infrastructure to transport gas;
- Refineries - processing oils into fuels such as gasoline, diesel and kerosene;
- Petrochemical industry - processing of oil and gas into, amongst others, plastics, building materials and fertilisers;
- Marketing of end products.

The reported outstandings for both energy and Trade Finance are reported in line with out credit risk portfolios, these portfolios are defined by industry codes (NAICS) for financial reporting which are based on the primary activity of our clients.

## Coal-fired power generation

Financing of coal fired power generation (power plants). In December 2017, the goal of 'close to zero' by end of 2025 was sharpened in the coal policy in support of the transition to a low carbon economy. The definition of 'close to zero' refers to a maximum level of 5%, based on the outstandings at time of target setting (EUR 452 million).

## Financed emissions

Financed emissions are absolute emissions associated with our direct lending and investment activities, also known as absolute GHG scope 3 category 15 emissions. Our estimates cover our lending, including both Wholesale and Retail Banking, equity and corporate bonds books, as per 31 December 2023. This year, we included the emissions associated with our commercial real estate portfolio. An overview of ING's financed emissions is provided in the 'Environment' section of this report. A breakdown of the results for the lending portfolio (in NAICS) is provided in this paragraph.

We calculated our absolute financed emissions using the Global GHG Accounting and Reporting Standard for the Financial Industry, developed by the Partnership for Carbon Accounting Financials (PCAF). This is the global standard, endorsed by the GHG Protocol and the Task Force on Climate-related Financial Disclosure (TCFD). For residential real estate (mortgages), we apply a loan-to-value (LTV) attribution at property-level for four significant countries. For the remaining six countries, we currently apply, due to data limitations, a country-average LTV attribution factor. Our financed emissions disclosure is currently limited to scope 1 and scope 2 emissions of our clients. Clients' scope 3 emissions will be added and disclosed in line with PCAF, and EBA pillar 3 reports in the third quarter of 2024.

In our 2023 Climate Report, we updated our financed emissions based on financial information published in our 2022 Annual Report. We improved the data quality of our balance sheet related to our Wholesale Banking (WB) clients, and we aligned the calculations for both our WB and Business Banking books with the PCAF methodology. The latter requires us to include only funded (on balance exposures) in the measured outstanding, while we had previously also included unfunded exposures. Therefore, while ING generally reports guarantees as outstanding, these positions are now deducted from the ING reported outstandings in line with the PCAF GHG Accounting and Reporting Standard. Compared to the reported financed emissions in our 2022 Annual Report, the net effect of these two improvements led to an increase of financed emissions of 9.4 percent, which has been adjusted in this report and presented in the Terra section in the 'Environment' chapter.

| NAICS Sector - Wholesale Banking | Outstanding in EUR million | Measured in EUR million | Financed emissions in kt CO2e | Relative contribution | PCAF Average Score |
|---|---|---|---|---|---|
| Accommodation and Food Services | 603 | 603 | 13 | 0 % | 3.8 |
| Admin, Support, Waste Management and Remediation | 3,510 | 3,510 | 553 | 1 % | 3.6 |
| Agriculture, Forestry, Fishing and Hunting | 548 | 548 | 1,319 | 3 % | 4.4 |
| Arts, Entertainment, and Recreation | 221 | 221 | 6 | 0 % | 4.0 |
| Construction | 1,807 | 1,807 | 75 | 0 % | 3.2 |
| Educational Services | 90 | 90 | 1 | 0 % | 4.3 |
| Finance and Insurance | 55,961 | 55,961 | 96 | 0 % | 4.0 |
| Health Care and Social Assistance | 1,170 | 1,170 | 25 | 0 % | 3.8 |
| Information | 11,299 | 11,299 | 182 | 0 % | 4.0 |
| Management of Companies and Enterprises | 1,381 | 1,381 | 55 | 0 % | 3.7 |
| Manufacturing | 34,041 | 34,041 | 7,191 | 18 % | 2.7 |
| Mining, Quarrying and Oil and Gas Extraction | 4,306 | 4,306 | 2,890 | 7 % | 3.3 |
| Other Services (except Public Administration) | 168 | 168 | 7 | 0 % | 4.6 |
| Professional, Scientific and Technical Services | 3,111 | 3,111 | 92 | 0 % | 3.0 |
| Public Administration | 2,168 | 2,168 | 110 | 0 % | 4.8 |
| Real Estate and Rental and Leasing | 9,653 | 9,653 | 206 | 1 % | 3.9 |
| Retail Trade | 4,849 | 4,849 | 249 | 1 % | 3.3 |
| Transportation and Warehousing | 20,791 | 20,791 | 9,770 | 25 % | 4.1 |
| Utilities | 19,004 | 18,723 | 14,452 | 36 % | 4.1 |
| Wholesale Trade | 16,655 | 16,650 | 2,479 | 6 % | 3.4 |
| **Total Wholesale Banking lending** | **191,336** | **191,050** | **39,772** | **100 %** | **3.7** |

| NAICS Sector - Retail Banking | Outstanding in EUR million | Measured in EUR million | Financed emissions in kt CO2e | Relative contribution | PCAF Average Score |
|---|---|---|---|---|---|
| Accommodation and Food Services | 1,684 | 1,684 | 79 | 1 % | 5.0 |
| Admin, Support, Waste Management and Remediation | 3,004 | 3,004 | 572 | 5 % | 5.0 |
| Agriculture, Forestry, Fishing and Hunting | 3,156 | 3,156 | 3,855 | 36 % | 5.0 |
| Arts, Entertainment, and Recreation | 483 | 483 | 13 | 0 % | 5.0 |
| Construction | 4,953 | 4,953 | 241 | 2 % | 5.0 |
| Educational Services | 547 | 547 | 16 | 0 % | 5.0 |
| Finance and Insurance | 1,095 | 1,095 | 2 | 0 % | 5.0 |
| Health Care and Social Assistance | 5,327 | 5,327 | 173 | 2 % | 5.0 |
| Information | 543 | 543 | 48 | 0 % | 5.0 |
| Management of Companies and Enterprises | 2,567 | 2,567 | 128 | 1 % | 5.0 |
| Manufacturing | 12,087 | 12,087 | 2,096 | 19 % | 5.0 |
| Mining, Quarrying and Oil & Gas Extraction | 123 | 112 | 278 | 3 % | 5.0 |
| Other Services (except Public Administration) | 1,522 | 1,522 | 91 | 1 % | 5.0 |
| Professional, Scientific and Technical Services | 5,503 | 5,503 | 434 | 4 % | 5.0 |
| Public Administration | 8,968 | 8,968 | 208 | 2 % | 5.0 |
| Real Estate and Rental and Leasing | 3,141 | 3,141 | 256 | 2 % | 5.0 |
| Retail Trade | 4,060 | 4,060 | 197 | 2 % | 5.0 |
| Transportation and Warehousing | 5,273 | 5,273 | 708 | 7 % | 5.0 |
| Utilities | 2,041 | 2,023 | 927 | 9 % | 5.0 |
| Wholesale Trade | 10,723 | 10,723 | 467 | 4 % | 5.0 |
| **Total Retail Banking lending** | **76,800** | **76,771** | **10,789** | **100 %** | **5.0** |

### Data limitations

We have scored the data quality of our emissions data following the data quality scoring in PCAF's Global GHG Accounting and Reporting Standard. In this standard, data quality score 1 and 2 relates to high-quality data coming from a company's disclosure or actual asset-level data, whereas data quality 4 and 5 relates to low-quality data, i.e. based on revenue or sector-average proxies. The weighted average data-quality score per asset class or sector are listed in the table above and in the Environment section of this report.

By applying PCAF methodology to calculate financed emissions, we use the emissions data currently available to ING and appropriate for each asset class. Except for verified or unverified emissions collected from the borrower or investee company directly via the Carbon Disclosure Project (CDP), the primary source of emissions data across asset classes is emissions factors provided by the PCAF database. In September 2023, PCAF issued an updated database. However, we continued to use the initial PCAF database (2020) as it provides more granular and relevant data. The new release of the PCAF database provides emissions factors for only three regions and at a higher level of industry classification codes, making it less appropriate for our reporting. For commercial and residential real estate, we use property type-, country-specific data and emissions factors. Next to emissions data, we source financial data (EVIC data) from S&P Capital IQ to measure the financed emissions of listed companies in our portfolio, in line with PCAF methodology.

Our data vendors have procedures and methodologies in place to perform checks and controls on their data. When receiving the data from our providers, we perform data quality reviews and plausibility checks, including the assessment of historical trends, which in some cases lead to the removal of outliers. The data processes and models of our data vendors are not audited, which means that regardless of their checks and controls, data limitations may still exist. Although we perform our own procedures, we cannot fully mitigate the risk of applying inaccurate, incorrect and/or incomplete data.

## Sustainable finance volume mobilised in Wholesale Banking

Within the 'Environment' section - ING's role in accelerating our Wholesale Banking clients' transition to net zero by 2050, we elaborate on our ambition to mobilise an amount of €125 billion of volume by 2025, contributing to our corporate clients' transitions to more sustainable business models. The following product categories are included in the metric:

- Sustainable structured finance transactions
- Green, social, transition and sustainability bonds and sustainability-linked bonds
- Green and sustainability-linked Schuldscheine
- Sustainable asset-backed securities (ABS)
- Sustainability-linked derivatives
- Sustainability-linked commercial paper
- Green commercial paper
- Sustainability-linked receivables finance program
- Green receivables finance program
- Sustainable supply-chain finance (SCF)
- Sustainability-linked guarantee
- Green guarantee
- Sustainable investments
- Scorecard transactions
- Advisory propositions for sustainable activities

The commitment makes a distinction between transactions where we are ESG lead (such as ESG coordinator or an ESG structuring role) and transactions where we do not fulfil such a role (like when we are part of a consortium of banks). In cases where we have the ESG lead role for a loan, we record the pro-rata share (in cases where there are multiple ESG leads) of the total transaction, and if we merely participate, we only take our share into account. This methodology has been selected to reflect that if we are the ESG lead role for a transaction, we can pro-actively engage with our clients on their sustainability strategy, so our potential impact is more significant compared to a participation.

In more detail:

- Loan products: for loans such as sustainability-linked loans, green loans and scorecard transactions, in case we:
  - Only participate in a transaction with no ESG role, we limit ourselves to our own commitment;
  - When we fulfil an ESG lead role by structuring and/or coordinating the ESG debt structure, we reflect (our pro-rata share in) the full transaction given that we mobilised the transaction for our client.
    - For example: in a revolving credit facility (RCF) with a limit of €1 billion where ING has a final take of €100 million. The nature of RCFs is that they are fluctuating and therefore can be fully or partially drawn by the client at any time depending on their liquidity needs throughout the year. Therefore, we record the RCF limit, where we differentiate between our role as a participant and as an ESG coordinator:
    - If we are a participant only: we register our final take of €100 million in the €1 billion limit;
    - If we are the ESG coordinator: we register the entire €1 billion in case we are sole ESG coordinator, and our pro-rata share in case there are multiple ESG coordinators, to reflect our efforts of supporting our clients in their transition by addressing key ESG topics.
- Capital markets products: for the bonds we record in accordance with the role we take:
  - ESG lead role: if we are the ESG structurer or coordinator we take our pro-rata share of the full transaction, as we believe it properly reflects our contribution to support our clients to achieve their sustainability transition (for the avoidance of doubt: if we are the sole ESG structurer/coordinator we register the entire transaction, but if we for example are a joint structurer/coordinator with another bank, we only register the pro-rata part of the transaction as volume mobilised);
  - Other roles: when we do not fulfil the ESG lead role, we only register our share of the bond, where we make a distinction between passive bookrunner roles and active bookrunner roles.
- Derivatives: For sustainable derivatives such as interest-rate swaps, we record the full notional amount hedged with ING. To prevent double counting, we exclude from the total any sustainable derivatives used to hedge sustainability-linked loans (or other securities) already included in our total.
- Transaction Services products follow the same reporting protocol as Loan products.
- Sustainable Investments: for financing solutions provided by our Sustainable Investments team (equity and subordinated debt solutions), we report ING's final take in the transaction at closing.
- Advisory propositions for sustainable activities: we are increasingly asked to provide tailored ESG advice to our clients and we also address ESG-related topics as key part of our client engagements. When we provide such advice related to a financial transaction not yet captured as a ESG bond, loan or derivative, to avoid double counting we report:
  - The full transaction when we are the sole ESG adviser;
  - The pro-rata share if we fulfilled a joint ESG advisory mandate.

To realise our 2025 target, we aim to actively steer on increasing the share of sustainable transactions and ESG lead roles in our overall number of transactions through company wide KPIs as well as striving to ramp up our sustainable finance capabilities.

## Sustainable lending Business Banking

New production volume of Sustainable Finance Business Banking is defined as newly granted limits to Business Banking customers. The date on which the limit was generated determines the reporting date. In scope are Sustainable Finance assets in the Business Banking countries that offer Sustainable Finance products: the Netherlands, Belgium, Poland, Romania, Türkiye and Luxembourg. Sustainable Finance assets include: sustainable loans, sustainable lease solutions and sustainability improvement loans. Sustainable loans are investment loans financing or re-financing, in whole or in part, new and/or existing sustainable projects, assets or themes and activities, such as energy transition, sustainable real estate, circular economy or sustainable mobility. Sustainable lease solutions are lease solutions offered where the same themes and activities are applicable as sustainable loans. The sustainability improvement loan ('SIL') is a lending product linking pricing to the borrower's sustainability achievements: if the borrower's achievements improve, the pricing decreases and vice versa. To be noted that contrary to sustainable loans, the SIL does not require a known use of proceeds but can be used for general corporate purposes. The borrower's sustainability achievements are assessed through the monitoring of ratings/KPIs. The volume of sustainability improvement loans is not included in the reported figure of €1 billion new production.

## Sustainable Finance Disclosures Regulation (SFDR)

The SFDR percentage (Article 8 and 9) as at year-end is based on the proportion of ING Client Assets held in SFDR Article 8 & 9 funds of the total ING Client Assets (assets under management and/or custody) held in funds distributed in EU markets. These funds were purchased by our customers in the Netherlands, Belgium, Luxembourg, Germany, Spain, Romania, Poland and Italy. The SFDR classification (article 8 or 9) is obtained from data vendors, which on their turn acquire the data from the relevant asset managers.

## Sustainable assets under management

Sustainable assets under management refers to sustainable investing services offered to ING customers. This service is defined as investment instruments that have been assessed, according to ING's Responsible investment guidelines, as eligible for the sustainable or impact investing approach. These investments can fall under one of the following three categories, which have all been labelled sustainable by ING:

- Sustainable investment portfolios: consisting of individual shares, individual bonds (government and corporates), investment funds and combinations of these;
- Sustainable structured products: including guaranteed products;
- Sustainable investment funds: investment funds, index funds and ETFs.

For investment funds and index funds we apply a three-step process, to screen the ESG profile of the asset and the fund manager. First, we send out a survey which covers nine ESG categories across policies, selection methodology and governance. The responses of this survey are analysed to obtain a thorough understanding of the ESG profile of the asset and the fund manager. The second step consists of an interview with the fund manager where we focus on their assessment and ESG approach. Finally, we validate the fund's underlying holdings against our sustainable investing criteria, which determines the classification of the funds as sustainable. External investment funds use their own policies and data providers to assess and classify the underlying assets. When using ING policies and/or other data providers in making that assessment, the outcome and thus the classification may vary.

Within discretionary management propositions, we also perform a company-level analysis, which integrates both positive and negative ESG screening. Positive screening is based on a company score that incorporates the company's ESG risk management, the evolution of that risk, and the management of adverse impacts on society and the environment by the company. We invest only in companies that belong to the top 70 percent in their sector, when it comes to ESG performance. Applying negative screening means that we exclude companies with severe negative corporate conduct. We also exclude companies whose revenues from products or services that have a negative environmental or societal impact are higher than five percent (for production) or 10 percent (for distribution). Excluded companies operate in the following sectors: alcohol, coal, controversial weapons, fur, gambling, non-conventional gas, oil, tobacco, and weapons. We aim to follow this same screening process for international financial institutions and semi-sovereigns.

Our sovereign-level analysis integrates several sustainability factors such as social issues, environmental performance, corruption, endorsement of international treaties and the adverse impacts of these sovereigns on environment and society. By combining best-in-class scores with minimum requirements, we define the eligibility of a sovereign for our sustainable investment portfolios. More detailed information on the screening process can be found on ing.com (https://www.ing.nl/particulier/beleggen/duurzaam-beleggen/esg).

## EU Taxonomy

The EU Taxonomy reporting is prepared according to the prudential consolidated of ING Group N.V., excluding loan loss provisions. For more information, see note 1 basis of 'preparation and material accounting policy information'.

As a global bank, ING's operations extend beyond the scope of EU Taxonomy, which initially applies only to companies that are subject to the Non-Financial Reporting Directive (NFRD), which will be replaced by CSRD as per 2024 reporting. Hence, we have not included lending exposures to non-NFRD companies in our proportion of taxonomy-eligible economic activities. This means that a significant portion of ING's balance sheet will not be immediately subject to evaluation under the Taxonomy's criteria and is excluded from the eligibility ratio.

In addition, we excluded home renovation loans that are uncollateralised as well as motor vehicle loans from our eligible- and alignment exposure, due to data unavailability. To derive alignment of the global residential mortgage portfolio, the approach taken is mainly based on energy labels and/or energy consumption. Assets in trading books, sovereign and central bank exposures are not included in the calculation of the GAR.

Eligible economic activities are described in the Delegated Act (DA) under Article 8 as having potential to contribute to one or both of the first two environmental goals, climate change mitigation (CCM) and climate change adaptation (CCA).

Financial companies, including ING, use the disclosed information from NFRD companies (financial as well as non-financial corporations) to determine eligibility. Once it is established that a counterparty has eligible assets (economically sustainable activities), an assessment is performed to determine that the activities substantially contribute to one of the environmental goals and do no significant harm (DNSH) to any of the other environmental goals: water and marine resources, circular economy, pollution prevention and control and biodiversity and ecosystems.

The DNSH physical-risk assessment on our mortgage portfolio has been performed in line with ING's risk-management process. The assessment has been performed in line with the EU Taxonomy regulations, however we noted that data unavailability sometimes leads to limitations. We expect this to improve with the maturity of the regulation and market wide implementation.

The counterparties of the identified economic sustainable activities should be assessed against the minimum safeguards, in accordance with Article 18 of the EU Taxonomy. For our Known use of proceeds, this is an integral part of our process in determining sustainable investments. The purpose of Article 18 of the EU Taxonomy is to prevent green investments from being labelled and regarded as 'sustainable' when they involve negative impacts on human rights, including labor rights, corrupt practices, or are linked to non-compliance with letter or spirit of tax laws or anti-competitive practices.

## Environmental and Social Risk Framework

Wholesale banking transactions with companies/clients in scope of the ESR framework need to be routed through an 'Approval Package' (AP), part of ING's standard credit-risk approval process. Disclosed is the total ESR outcome (i.e. result of combined ESR client assessment and ESR transaction assessment), which can be low-, medium-, or high-risk. This disclosure comprises of approved wholesale banking engagements, as the most significant potential environmental and social impacts come from large corporates within our WB segment. For the exact WB activities in scope of the ESR Framework, plus definitions and methodologies, please find the Framework on our website, ing.com. When the ESR outcome is high risk, the transaction requires an assessment and advice from the dedicated ESR team. The absolute number of the total ESR advices related to new requests and the distribution of the ESR desk advice. outcome is reported. The ESR desk advice outcome can be positive, positive subject to conditions and negative.

## Gender pay gap

The gender pay gap consists of two types of gaps, the unadjusted- the adjusted gender pay gap.

Unadjusted gender pay gap is the difference, expressed as a percentage, between the mean hourly rate of men and women across a workforce. The unadjusted gender pay gap will not be adjusted for other factors that may have an impact on the remuneration of staff (e.g. calculated independently of, for example, the position of the staff members and their experience).

Adjusted gender pay gap is the unadjusted gender pay gap, decomposed into three components to gain insight in the gap. Two main gap drivers are structural differences in base salary between countries and systemic differences in characteristics between male and female employees as two distinct groups, mostly due to over or underrepresentation of male or females within a group characteristic. After eliminating aforementioned two effects, the unexplained gap remains. This unexplained portion of the gap can be due to bias or missing data. It is also called the adjusted gender pay gap. The two-fold Oaxaca-Blinder (statistical) decomposition model is applied to decompose the unadjusted gender pay gap into explained and unexplained components of the gap per variable.

### Average remuneration

The sum of base salary, fixed allowances and variable remuneration divided by the number of employees.

### Significant location

A significant location for this purpose is every country/entity with at least 250 internal employees.

## Headcount breakdown by region, gender and age group

Headcount breakdown by region, gender and age group describe the demographics of ING's internal staff per 31 December 2023 (total number of active employees and gender distribution) displayed by specific geographical and contract type segmentation. Information is presented by location (top countries with highest population and regions) and type of working agreement (permanent and temporary staff, full-time and part-time). Age segments on total ING population is presented in clusters of 30; 30 to 50; and over 50.

## % of women in senior management positions

Percentage of women in senior management positions shows gender representation in the highest management roles at ING, globally. The value is calculated counting reported gender of individuals performing roles labelled between grades 22 and 27, both included, of the Global Job Architecture (GJA) scale. The GJA scale ranges between 0 (N/A) to 27 and covers all job types performed within ING below MBB level, with 27 being the highest possible value.

## Employee turnover %

Employee turnover % is expressed as a ratio between the total number of leavers in a 12-month period against the average total headcount of each month over the same period. Turnover figures include internal and permanent employees only. 'Leavers' consider all individuals for which their employment agreement with ING group is terminated and do not count transfers between ING legal entities.

## Stakeholder engagement table

ING recognises the importance of regular and meaningful engagement and dialogue with its many and diverse stakeholders. Ongoing dialogue with stakeholders can help to inform strategy and decision-making at ING, including by enhancing our environmental and social risk (ESR) management policy and improving awareness of the wider impact of our business conduct. This table highlights tangible examples of our engagement and collaboration with key stakeholder groups. Our approach helps us align our business interests with the needs and expectations of relevant stakeholder groups, and in our engagement efforts we strive to earn the trust and support of our stakeholders. In doing so, we aim to protect and strengthen our reputation.

| Examples | Processes | Results |
|---|---|---|
| Employees and labour unions | We use the regular Organisational Health Index (OHI) surveys to get an ongoing sense of how our people feel and we make sure to act on their feedback. [Unlocking our people's full potential] ING has local works councils in several countries (incl. the Netherlands, Belgium and Spain), with a cross-border European Works Council (EWC), which is consulted when decisions affect employees in multiple countries. ING's works councils, which advise management on important company decisions such as reorganisations, are elected by employees to represent and promote their interests and ensure alignment with ING's purpose and strategy. | In the Netherlands, we were able to reduce HR approval requests for managers by 70 percent by increasing the automation of our expense processing. [Unlocking our people's full potential; Employee experience.] Internal engagement is just as important, by developing global learning and upskilling programmes on ESG-related topics, also supporting further integration of sustainability into our business. [ESG overview; Global Sustainability department.] ING's central works council in the Netherlands has a sustainability sub-committee, which in 2023 gathered input from employees on the sustainability-related topics that should receive ongoing attention. These topics, which include exploring how to integrate sustainability-related goals into ING's performance-management process, were then discussed with senior management. Works council members have also initiated an employee network in the Netherlands for colleagues with an interest in sustainability and ING's approach to it. [https://www.ing.com/Sustainability/Partnerships-and-collective-action/Stakeholder-engagement-and-dialogue.htm] |
| Investors including shareholders | ING aims to maintain an open and constructive dialogue with existing and potential investors, industry analysts and rating agencies. Bilateral communications with the investment community are actively managed by the Investor Relations department. Executive Board members, Management Board Banking members or other senior managers may also participate in investor meetings and industry conferences. [Shares and shareholdings; Investor relations] | In 2023, Sustainalytics assessed our management of environmental, social and governance (ESG) material risk as 'strong'. In 2023, investment research firm MSCI awarded ING an AA ESG rating for the fourth consecutive year. |
| Data privacy and cybersecurity | ING continues to strengthen its global cybercrime resilience through collaboration with financial-industry peers, law-enforcement authorities, government (e.g. National Cyber Security Centre) and Internet Service Providers (ISPs).<br><br>ING Global CISO is actively involving internal and external stakeholders on actions to manage cybersecurity-relevant measures and impacts. This includes staff, board members, customers, partners, suppliers, governments, and regulators. | ING in Germany informed authorities and affected customers about the incident and provided safety instructions and contact options to further protect personal information.<br><br>Examples of active involvement are a yearly mandatory cybersecurity e-learning, covering both in- and external employees, ING podcasts, webinars and round-table sessions with clients and suppliers. On our websites, we provide useful information to improve resilience. |

| Examples | Processes | Results |
|---|---|---|
| Customers | 1. Wholesale Banking clients: With deep sector knowledge across seven sectors and 29 sub-sectors, our expertise helps clients navigate the highs and lows of economic cycles. We also run partnership initiatives that leverage our extensive network to our clients' advantage.<br>2. Business Banking clients:<br>• In the Netherlands, we continue to build on our successful real-estate platform that helps customers gain insights on their commercial real estate. We have scaled this platform to Belgium and are exploring further ways to extend it to other markets and sectors.<br>• Another notable development in 2023 was the launch of a carbon-footprint calculator in Poland, which helps SMEs calculate their carbon footprint using their own data on energy consumption, raw materials, and resource use.<br>3. Retail Banking (private individuals, homeowners):<br>• We strive to raise awareness and educate customers, and have made increasing amounts of information available. In Belgium, for example, we've launched a Sustainable Buildings Guide, a free digital tool that helps customers identify which investments to make to improve the energy performance of their homes.<br>• One of the ways we measure our ability to deliver a superior customer experience is through the Net Promoter Score (NPS). The NPS indicates whether customers would recommend ING to others. We compare our NPS to selected peers in each market. Our ambition is to achieve a number one NPS ranking in all 10 of our Retail markets. We ran a separate NPS programme in 32 Wholesale Banking markets throughout 2023, to ensure a broad coverage of our client base. | 1. Wholesale Banking clients: In 2023, we hosted a roundtable for European companies across the textile value chain, where ING acted as facilitator for 50 participants from 10 different countries, connecting those upstream with others downstream. We ran our NPS programme in 32 Wholesale Banking markets throughout 2023, to ensure a broad coverage of our client base.<br>2. Business Banking clients: Our real-estate platform provides actionable insights and advice to improve their energy performance while providing financing solutions.<br>3. Retail Banking (private individuals, homeowners): ING ranked number one in five of our 10 Retail markets. |
| Civil society organisations | Regular meetings with NGOs and other civil society organisations on topics ranging from climate change to animal welfare to human rights. [https://www.ing.com/Sustainability/Partnerships-and-collective-action/How-we-engage.htm] | [Stakeholder] input helps us balance competing expectations, address issues in an informed way and, crucially, helps us to improve our business. [https://www.ing.com/Sustainability/Partnerships-and-collective-action/How-we-engage.htm] |
| Political groups, regulators and policy makers | We have regular contact with regulatory bodies, policymakers and government agencies, for example the European Central Bank (ECB). | We are currently addressing the 13 expectations outlined in the ECB's guide on climate-related and environmental risk, and aim to be aligned with the ECB's expectations by the end-of-2024 deadline. [Managing climate risks] |
| Research and rating agencies, think tanks and academics, peer banks, standards setters | We contribute to various international initiatives such as the United Nations Environment Programme Finance Initiative (UNEP FI) and the Net-Zero Banking Alliance. ING is a member of platforms such as the Equator Principles Association and we seek validation of our sustainability priorities by applying international frameworks such as the UN Global Compact and applying standards such as the Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights. An overview of partnerships, memberships and endorsements is available at ing.com.<br>We worked with the 2° Investing Initiative (2DII) to develop an open-source methodology to measure the most carbon-intensive parts of our loan book and steer them towards reaching net zero by 2050. | For example, in 2023, our collaborations with industry peers and other partners saw us make important new contributions to climate standard-setting. Building on our previous efforts to help develop methodologies that can be used by financial institutions and sector participants to benchmark their own alignment with net-zero and other climate goals – like the Poseidon Principles for the shipping sector and the Sustainable STEEL Principles for the steel sector – we're now collaborating with RMI's Center for Climate Aligned Finance and three banking peers on a new methodology for the aluminium sector. This resulted in the launch of the Sustainable Aluminium Principles at COP28 in December 2023.<br>We then personally and individually engaged with more than 40 banks interested in the work ING was doing. This led to 17 systemically important banks joining the pilot with 2DII. |

# EU Taxonomy - Mandatory templates for the KPIs of Credit Institutions

In the following pages, we present the mandatory templates from the EU Taxonomy Regulation (EU Taxonomy) as published in the Official Journal (Regulation (EU) 2020/852 of 18 June 2020) of the European Commission (EC). The templates are based on the six environmental goals set out by the EC, for which only the first two environmental goals, Climate Change Mitigation and Climate Change Adaptation, are applicable for the 2023 reporting. Although it is not allowed to alter the tables, we have excluded the columns related to the other four objectives as these are not yet mandatory as per 2023 reporting.

Based on our industry type and exposures we have through our clients, we have two mandatory templates in scope for EU Taxonomy reporting:
1. Templates for the KPIs of Credit Institutions;
2. Templates for Nuclear Energy and Fossil gas-related activities.

The templates only include figures when there is a value to report; fields which are zero are presented as blank field. In case a field is not applicable, this is indicated with n/a. Regarding the Nuclear and Gas templates, we have only reported templates two to five for the total GAR Stock, as deemed relevant.

## 0. Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

| | | Total environmentally sustainable assets | KPI**** | KPI***** | % coverage (over total assets)*** | % of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V) | % of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V) |
|---|---|---|---|---|---|---|---|
| Main KPI | Green asset ratio (GAR) stock | 54 | 7 % | 7 % | 79 % | 43 % | 21 % |
| | | | | | | | |
| | | Total environmentally sustainable activities | KPI | KPI | % coverage (over total assets) | % of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V) | % of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V) |
| Additional KPIs | GAR (flow) | 4 | 7 % | 7 % | 0 % | n/a | n/a |
| | Trading book* | n/a | n/a | n/a | | | |
| | Financial guarantees | 0 | 0 % | 0 % | | | |
| | Assets under management | 0 | 0 % | 0 % | | | |
| | Fees and commissions income* | n/a | n/a | n/a | | | |

* Fees and Commissions and Trading Book KPIs shall only apply starting 2026.

*** % of assets covered by the KPI over banks' total assets

****based on the Turnover KPI of the counterparty

*****based on the CapEx KPI of the counterparty

## 1. Assets for the calculation of GAR based on Turnover

in EUR million

2023

| # | GAR - Covered assets in both numerator and denominator | Total [gross] carrying amount | Climate Change Mitigation (CCM): Of which towards taxonomy-relevant sectors (Taxonomy-eligible) | CCM: Of which environmentally sustainable (Taxonomy-aligned) | CCM: Of which Use of Proceeds | CCM: Of which transitional | CCM: Of which enabling | Climate Change Adaptation (CCA): Of which towards taxonomy-relevant sectors (Taxonomy-eligible) | CCA: Of which environmentally sustainable (Taxonomy-aligned) | CCA: Of which Use of Proceeds | CCA: Of which enabling | TOTAL (CCM + CCA): Of which towards taxonomy-relevant sectors (Taxonomy-eligible) | TOTAL: Of which environmentally sustainable (Taxonomy-aligned) | TOTAL: Of which Use of Proceeds | TOTAL: Of which transitional | TOTAL: Of which enabling |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 356,726 | 337,798 | 53,856 | | 298 | 172 | 3 | 3 | | | 337,802 | 53,859 | | 298 | 172 |
| 2 | **Financial undertakings** | **14,567** | **4,397** | | | | | | | | | **4,397** | | | | |
| 3 | Credit institutions | 14,351 | 4,397 | | | | | | | | | 4,397 | | | | |
| 4 | Loans and advances | 7,327 | 2,185 | | | | | | | | | 2,185 | | | | |
| 5 | Debt securities, including UoP | 7,024 | 2,211 | | | | | | | | | 2,211 | | | | |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 216 | | | | | | | | | | | | | | |
| 8 | of which investment firms | 63 | | | | | | | | | | | | | | |
| 9 | Loans and advances | 58 | | | | | | | | | | | | | | |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | 5 | | | | | | | | | | | | | | |
| 12 | of which management companies | | | | | | | | | | | | | | | |
| 13 | Loans and advances | | | | | | | | | | | | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | 70 | | | | | | | | | | | | | | |
| 17 | Loans and advances | 70 | | | | | | | | | | | | | | |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | **12,423** | **3,713** | **1,087** | | **298** | **172** | **3** | **3** | | | **3,716** | **1,091** | | **298** | **172** |
| 21 | Loans and advances | 12,257 | 3,712 | 1,087 | | 298 | 172 | 3 | 3 | | | 3,716 | 1,090 | | 298 | 172 |
| 22 | Debt securities, including UoP | 163 | 1 | 1 | | | | | | | | 1 | 1 | | | |
| 23 | Equity instruments | 3 | | | | | | | | | | | | | | |
| 24 | **Households** | **329,617** | **329,617** | **52,728** | | | | | | | | **329,617** | **52,728** | | | |
| 25 | of which loans collateralised by residential immovable property | 329,617 | 329,617 | 52,728 | | | | | | | | 329,617 | 52,728 | | | |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |

| | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | | |
| 28 | **Local governments financing** | **119** | **71** | **41** | | | | | | | | | **71** | **41** | | | |
| 29 | Housing financing | | | | | | | | | | | | | | | | |
| 30 | Other local government financing | 119 | 71 | 41 | | | | | | | | | 71 | 41 | | | |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | **3** | | | | | | | | | | | | | | | |
| 32 | **Assets excluded from the numerator for GAR calculation (covered in the denominator)** | **417,605** | | | | | | | | | | | | | | | |
| 33 | **Financial and Non-financial undertakings** | **339,343** | | | | | | | | | | | | | | | |
| 34 | SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations | 181,720 | | | | | | | | | | | | | | | |
| 35 | Loans and advances | 168,250 | | | | | | | | | | | | | | | |
| 36 | of which loans collateralised by commercial immovable property | 48,442 | | | | | | | | | | | | | | | |
| 37 | of which building renovation loans | 1,838 | | | | | | | | | | | | | | | |
| 38 | Debt securities | 13,176 | | | | | | | | | | | | | | | |
| 39 | Equity instruments | 294 | | | | | | | | | | | | | | | |
| 40 | Non-EU country counterparties not subject to NFRD disclosure obligations | 157,622 | | | | | | | | | | | | | | | |
| 41 | Loans and advances | 149,994 | | | | | | | | | | | | | | | |
| 42 | Debt securities | 5,871 | | | | | | | | | | | | | | | |
| 43 | Equity instruments | 1,758 | | | | | | | | | | | | | | | |
| 44 | **Derivatives** | **22,797** | | | | | | | | | | | | | | | |
| 45 | **On demand interbank loans** | **2,722** | | | | | | | | | | | | | | | |
| 46 | **Cash and cash-related assets** | **1,587** | | | | | | | | | | | | | | | |
| 47 | **Other categories of assets (e.g. Goodwill, commodities etc.)** | **51,157** | | | | | | | | | | | | | | | |
| 48 | **Total GAR assets** | **774,335** | **337,799** | **53,856** | | **298** | **172** | **3** | **3** | | | | **337,802** | **53,859** | | **298** | **172** |
| 49 | **Assets not covered for GAR calculation** | **206,944** | | | | | | | | | | | | | | | |
| 50 | **Central governments and Supranational issuers** | **77,603** | | | | | | | | | | | | | | | |
| 51 | **Central banks exposure** | **94,792** | | | | | | | | | | | | | | | |
| 52 | **Trading book** | **34,549** | | | | | | | | | | | | | | | |
| 53 | **Total assets** | **981,279** | | | | | | | | | | | | | | | |
| | Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations | | | | | | | | | | | | | | | | |
| 54 | Financial guarantees | 19 | | | | | | | | | | | | | | | |
| 55 | Assets under management | 37,004 | 305 | 154 | | 7 | 113 | 9 | 9 | | | | 313 | 162 | | 7 | 113 |
| 56 | Of which debt securities | 677 | 97 | 27 | | 2 | 12 | 3 | 3 | | | | 101 | 30 | | 2 | 12 |
| 57 | Of which equity instruments | 36,327 | 208 | 127 | | 4 | 102 | 5 | 5 | | | | 213 | 132 | | 4 | 102 |

## 1. Assets for the calculation of GAR based on Capex

in EUR million

| | | | 2023 | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | |
| | | | Of which towards taxonomy relevant sectors (Taxonomy-eligible) | | | | | Of which towards taxonomy relevant sectors (Taxonomy-eligible) | | | | Of which towards taxonomy relevant sectors (Taxonomy-eligible) | | | | |
| | | | | Of which environmentally sustainable (Taxonomy-aligned) | | | | | Of which environmentally sustainable (Taxonomy-aligned) | | | | Of which environmentally sustainable (Taxonomy-aligned) | | | |
| | GAR - Covered assets in both numerator and denominator | Total [gross] carrying amount | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling |
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 356,726 | 339,138 | 54,462 | | 383 | 387 | 7 | 7 | | | 339,146 | 54,470 | | 383 | 387 |
| 2 | **Financial undertakings** | **14,567** | **4,294** | | | | | | | | | **4,294** | | | | |
| 3 | Credit institutions | 14,351 | 4,284 | | | | | | | | | 4,284 | | | | |
| 4 | Loans and advances | 7,327 | 2,070 | | | | | | | | | 2,070 | | | | |
| 5 | Debt securities, including UoP | 7,024 | 2,214 | | | | | | | | | 2,214 | | | | |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 216 | 10 | | | | | | | | | 10 | | | | |
| 8 | of which investment firms | 63 | | | | | | | | | | | | | | |
| 9 | Loans and advances | 58 | | | | | | | | | | | | | | |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | 5 | | | | | | | | | | | | | | |
| 12 | of which management companies | | | | | | | | | | | | | | | |
| 13 | Loans and advances | | | | | | | | | | | | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | 70 | | | | | | | | | | | | | | |
| 17 | Loans and advances | 70 | | | | | | | | | | | | | | |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | **12,423** | **5,156** | **1,694** | | **383** | **387** | **7** | **7** | | | **5,163** | **1,701** | | **383** | **387** |
| 21 | Loans and advances | 12,257 | 5,156 | 1,694 | | 383 | 387 | 7 | 7 | | | 5,163 | 1,701 | | 383 | 387 |
| 22 | Debt securities, including UoP | 163 | | | | | | | | | | | | | | |
| 23 | Equity instruments | 3 | | | | | | | | | | | | | | |
| 24 | **Households** | **329,617** | **329,617** | **52,728** | | | | | | | | **329,617** | **52,728** | | | |
| 25 | of which loans collateralised by residential immovable property | 329,617 | 329,617 | 52,728 | | | | | | | | 329,617 | 52,728 | | | |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |

| | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | |
| 28 | **Local governments financing** | **119** | 71 | 41 | | | | | | | | 71 | 41 | | | |
| 29 | Housing financing | | | | | | | | | | | | | | | |
| 30 | Other local government financing | 119 | 71 | 41 | | | | | | | | 71 | 41 | | | |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | 3 | | | | | | | | | | | | | | |
| 32 | **Assets excluded from the numerator for GAR calculation (covered in the denominator)** | **417,605** | | | | | | | | | | | | | | |
| 33 | **Financial and Non-financial undertakings** | **339,343** | | | | | | | | | | | | | | |
| 34 | SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations | 181,720 | | | | | | | | | | | | | | |
| 35 | Loans and advances | 168,250 | | | | | | | | | | | | | | |
| 36 | of which loans collateralised by commercial immovable property | 48,442 | | | | | | | | | | | | | | |
| 37 | of which building renovation loans | 1,838 | | | | | | | | | | | | | | |
| 38 | Debt securities | 13,176 | | | | | | | | | | | | | | |
| 39 | Equity instruments | 294 | | | | | | | | | | | | | | |
| 40 | Non-EU country counterparties not subject to NFRD disclosure obligations | 157,622 | | | | | | | | | | | | | | |
| 41 | Loans and advances | 149,994 | | | | | | | | | | | | | | |
| 42 | Debt securities | 5,871 | | | | | | | | | | | | | | |
| 43 | Equity instruments | 1,758 | | | | | | | | | | | | | | |
| 44 | **Derivatives** | **22,797** | | | | | | | | | | | | | | |
| 45 | **On demand interbank loans** | **2,722** | | | | | | | | | | | | | | |
| 46 | **Cash and cash-related assets** | **1,587** | | | | | | | | | | | | | | |
| 47 | **Other categories of assets (e.g. Goodwill, commodities etc.)** | **51,157** | | | | | | | | | | | | | | |
| 48 | **Total GAR assets** | **774,335** | **339,139** | **54,462** | | **383** | **387** | **7** | **7** | | | **339,146** | **54,470** | | **383** | **387** |
| 49 | **Assets not covered for GAR calculation** | **206,944** | | | | | | | | | | | | | | |
| 50 | **Central governments and Supranational issuers** | **77,603** | | | | | | | | | | | | | | |
| 51 | **Central banks exposure** | **94,792** | | | | | | | | | | | | | | |
| 52 | **Trading book** | **34,549** | | | | | | | | | | | | | | |
| 53 | **Total assets** | **981,279** | | | | | | | | | | | | | | |
| | Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations | | | | | | | | | | | | | | | |
| 54 | Financial guarantees | 19 | | | | | | | | | | | | | | |
| 55 | Assets under management | 37,004 | 524 | 250 | | 8 | 149 | 12 | 12 | | | 536 | 261 | | 8 | 149 |
| 56 | Of which debt securities | 677 | 163 | 44 | | 3 | 18 | 1 | 1 | | | 164 | 45 | | 3 | 18 |
| 57 | Of which equity instruments | 36,327 | 362 | 206 | | 5 | 132 | 11 | 11 | | | 372 | 217 | | 5 | 132 |

## 2. GAR sector information based on Turnover

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 1 | 0150 Mixed farming | | | | | | | | | | | | |
| 2 | 0729 Mining of other non-ferrous metal ores | | | | | | | | | | | | |
| 3 | 0812 Operation of gravel and sand pits; mining of clays and kaolin | | | | | | | | | | | | |
| 4 | 1032 Manufacture of fruit and vegetable juice | | | | | | | | | | | | |
| 5 | 1039 Other processing and preserving of fruit and vegetables | | | | | | | | | | | | |
| 6 | 1061 Manufacture of grain mill products | | | | | | | | | | | | |
| 7 | 1073 Manufacture of macaroni, noodles, couscous and similar farinaceous products | | | | | | | | | | | | |
| 8 | 1081 Manufacture of sugar | 2 | 1 | | | | | | | 2 | 1 | | |
| 9 | 1082 Manufacture of cocoa, chocolate and sugar confectionery | | | | | | | | | | | | |
| 10 | 1083 Processing of tea and coffee | | | | | | | | | | | | |
| 11 | 1089 Manufacture of other food products n.e.c. | 6 | 3 | | | | | | | 6 | 3 | | |
| 12 | 1091 Manufacture of prepared feeds for farm animals | | | | | | | | | | | | |
| 13 | 1101 Distilling, rectifying and blending of spirits | | | | | | | | | | | | |
| 14 | 1102 Manufacture of wine from grape | | | | | | | | | | | | |
| 15 | 1105 Manufacture of beer | | | | | | | | | | | | |
| 16 | 1107 Manufacture of soft drinks; production of mineral waters and other bottled waters | | | | | | | | | | | | |
| 17 | 1712 Manufacture of paper and paperboard | | | | | | | | | | | | |
| 18 | 1722 Manufacture of household and sanitary goods and of toilet requisites | | | | | | | | | | | | |
| 19 | 1812 Other printing | | | | | | | | | | | | |
| 20 | 1920 Manufacture of refined petroleum products | 94 | 60 | | | | | | | 94 | 60 | | |
| 21 | 2015 Manufacture of fertilisers and nitrogen compounds | 4 | | | | | | | | 4 | | | |
| 22 | 2030 Manufacture of paints, varnishes and similar coatings, printing ink and mastics | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 23 | 2041 Manufacture of soap and detergents, cleaning and polishing preparations | | | | | | | | | | | | |
| 24 | 2042 Manufacture of perfumes and toilet preparations | | | | | | | | | | | | |
| 25 | 2059 Manufacture of other chemical products n.e.c. | | | | | | | | | | | | |
| 26 | 2110 Manufacture of basic pharmaceutical products | | | | | | | | | | | | |
| 27 | 2211 Manufacture of rubber tyres and tubes; retreading and rebuilding of rubber tyres | 24 | 9 | | | | | | | 24 | 9 | | |
| 28 | 2221 Manufacture of plastic plates, sheets, tubes and profiles | | | | | | | | | | | | |
| 29 | 2222 Manufacture of plastic packing goods | | | | | | | | | | | | |
| 30 | 2229 Manufacture of other plastic products | | | | | | | | | | | | |
| 31 | 2351 Manufacture of cement | | | | | | | | | | | | |
| 32 | 2352 Manufacture of lime and plaster | | | | | | | | | | | | |
| 33 | 2399 Manufacture of other non-metallic mineral products n.e.c. | | | | | | | | | | | | |
| 34 | 2410 Manufacture of basic iron and steel and of ferro-alloys | 1,547 | 277 | | | | | | | 1,547 | 277 | | |
| 35 | 2434 Cold drawing of wire | 36 | 1 | | | | | | | 36 | 1 | | |
| 36 | 2442 Aluminium production | 2 | 1 | | | 1 | 1 | | | 3 | 2 | | |
| 37 | 2445 Other non-ferrous metal production | | | | | | | | | | | | |
| 38 | 2511 Manufacture of metal structures and parts of structures | | | | | | | | | | | | |
| 39 | 2512 Manufacture of doors and windows of metal | | | | | | | | | | | | |
| 40 | 2529 Manufacture of other tanks, reservoirs and containers of metal | | | | | | | | | | | | |
| 41 | 2573 Manufacture of tools | 23 | 23 | | | | | | | 23 | 23 | | |
| 42 | 2593 Manufacture of wire products, chain and springs | | | | | | | | | | | | |
| 43 | 2599 Manufacture of other fabricated metal products n.e.c. | | | | | | | | | | | | |
| 44 | 2611 Manufacture of electronic components | 228 | | | | | | | | 228 | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 45 | 2620 Manufacture of computers and peripheral equipment | | | | | | | | | | | | |
| 46 | 2630 Manufacture of communication equipment | 56 | 15 | | | | | | | 56 | 15 | | |
| 47 | 2651 Manufacture of instruments and appliances for measuring, testing and navigation | 4 | 4 | | | | | | | 4 | 4 | | |
| 48 | 2660 Manufacture of irradiation, electromedical and electrotherapeutic equipment | | | | | | | | | | | | |
| 49 | 2712 Manufacture of electricity distribution and control apparatus | | | | | | | | | | | | |
| 50 | 2740 Manufacture of electric lighting equipment | 132 | 18 | | | | | | | 132 | 18 | | |
| 51 | 2790 Manufacture of other electrical equipment | 28 | 20 | | | | | | | 28 | 20 | | |
| 52 | 2811 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines | | | | | | | | | | | | |
| 53 | 2813 Manufacture of other pumps and compressors | | | | | | | | | | | | |
| 54 | 2814 Manufacture of other taps and valves | | | | | | | | | | | | |
| 55 | 2829 Manufacture of other general-purpose machinery n.e.c. | | | | | | | | | | | | |
| 56 | 2830 Manufacture of agricultural and forestry machinery | | | | | | | | | | | | |
| 57 | 2891 Manufacture of machinery for metallurgy | | | | | | | | | | | | |
| 58 | 2892 Manufacture of machinery for mining, quarrying and construction | | | | | | | | | | | | |
| 59 | 2899 Manufacture of other special-purpose machinery n.e.c. | | | | | | | | | | | | |
| 60 | 2910 Manufacture of motor vehicles | | | | | | | | | | | | |
| 61 | 2932 Manufacture of other parts and accessories for motor vehicles | 2 | 2 | | | | | | | 2 | 2 | | |
| 62 | 3020 Manufacture of railway locomotives and rolling stock | | | | | | | | | | | | |
| 63 | 3030 Manufacture of air and spacecraft and related machinery | | | | | | | | | | | | |
| 64 | 3091 Manufacture of motorcycles | 9 | | | | | | | | 9 | | | |
| 65 | 3109 Manufacture of other furniture | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 66 | 3250 Manufacture of medical and dental instruments and supplies | 3 | | | | | | | | 3 | | | |
| 67 | 3299 Other manufacturing n.e.c. | 135 | 3 | | | | | | | 135 | 3 | | |
| 68 | 3511 Production of electricity | 86 | 70 | | | | | | | 86 | 70 | | |
| 69 | 3512 Transmission of electricity | 454 | 348 | | | | | | | 454 | 348 | | |
| 70 | 3513 Distribution of electricity | 208 | 171 | | | | | | | 208 | 171 | | |
| 71 | 3521 Manufacture of gas | 1 | 1 | | | | | | | 1 | 1 | | |
| 72 | 3600 Water collection, treatment and supply | | | | | | | | | | | | |
| 73 | 3821 Treatment and disposal of non-hazardous waste | 11 | | | | | | | | 11 | | | |
| 74 | 4120 Construction of residential and non-residential buildings | 11 | | | | 0 | 0 | | | 12 | | | |
| 75 | 4213 Construction of bridges and tunnels | 42 | 7 | | | 2 | 2 | | | 44 | 9 | | |
| 76 | 4299 Construction of other civil engineering projects n.e.c. | 2 | | | | | | | | 2 | | | |
| 77 | 4321 Electrical installation | 34 | 19 | | | | | | | 34 | 19 | | |
| 78 | 4322 Plumbing, heat and air-conditioning installation | | | | | | | | | | | | |
| 79 | 4519 Sale of other motor vehicles | | | | | | | | | | | | |
| 80 | 4531 Wholesale trade of motor vehicle parts and accessories | 1 | | | | | | | | 1 | | | |
| 81 | 4621 Wholesale of grain, unmanufactured tobacco, seeds and animal feeds | | | | | | | | | | | | |
| 82 | 4636 Wholesale of sugar and chocolate and sugar confectionery | | | | | | | | | | | | |
| 83 | 4638 Wholesale of other food, including fish, crustaceans and molluscs | | | | | | | | | | | | |
| 84 | 4646 Wholesale of pharmaceutical goods | | | | | | | | | | | | |
| 85 | 4649 Wholesale of other household goods | | | | | | | | | | | | |
| 86 | 4651 Wholesale of computers, computer peripheral equipment and software | | | | | | | | | | | | |
| 87 | 4671 Wholesale of solid, liquid and gaseous fuels and related products | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 88 | 4672 Wholesale of metals and metal ores | | | | | | | | | | | | |
| 89 | 4673 Wholesale of wood, construction materials and sanitary equipment | | | | | | | | | | | | |
| 90 | 4675 Wholesale of chemical products | | | | | | | | | | | | |
| 91 | 4711 Retail sale in non-specialised stores with food, beverages or tobacco predominating | | | | | | | | | | | | |
| 92 | 4719 Other retail sale in non-specialised stores | | | | | | | | | | | | |
| 93 | 4743 Retail sale of audio and video equipment in specialised stores | | | | | | | | | | | | |
| 94 | 4752 Retail sale of hardware, paints and glass in specialised stores | | | | | | | | | | | | |
| 95 | 4754 Retail sale of electrical household appliances in specialised stores | | | | | | | | | | | | |
| 96 | 4764 Retail sale of sporting equipment in specialised stores | | | | | | | | | | | | |
| 97 | 4771 Retail sale of clothing in specialised stores | | | | | | | | | | | | |
| 98 | 4773 Dispensing chemist in specialised stores | | | | | | | | | | | | |
| 99 | 4791 Retail sale via mail order houses or via Internet | | | | | | | | | | | | |
| 100 | 4920 Freight rail transport | 3 | 14 | | | | | | | 3 | 14 | | |
| 101 | 4939 Other passenger land transport n.e.c. | | | | | | | | | | | | |
| 102 | 4941 Freight transport by road | | | | | | | | | | | | |
| 103 | 4950 Transport via pipeline | | | | | | | | | | | | |
| 104 | 5020 Sea and coastal freight water transport | 27 | | | | | | | | 27 | | | |
| 105 | 5040 Inland freight water transport | 22 | | | | | | | | 22 | | | |
| 106 | 5110 Passenger air transport | | | | | | | | | | | | |
| 107 | 5223 Service activities incidental to air transportation | 30 | 1 | | | | | | | 30 | 1 | | |
| 108 | 5229 Other transportation support activities | | | | | | | | | | | | |
| 109 | 5310 Postal activities under universal service obligation | 5 | 1 | | | | | | | 5 | 1 | | |
| 110 | 5510 Hotels and similar accommodation | | | | | | | | | | | | |
| 111 | 5610 Restaurants and mobile food service activities | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| Breakdown by sector - NACE 4 digits level (code and label) | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 112 | 5621 Event catering activities | | | | | | | | | | | | |
| 113 | 5811 Book publishing | | | | | | | | | | | | |
| 114 | 5813 Publishing of newspapers | | | | | | | | | | | | |
| 115 | 5819 Other publishing activities | 4 | | | | | | | | 4 | | | |
| 116 | 5829 Other software publishing | | | | | | | | | | | | |
| 117 | 5911 Motion picture, video and television programme production activities | | | | | | | | | | | | |
| 118 | 5920 Sound recording and music publishing activities | | | | | | | | | | | | |
| 119 | 6020 Television programming and broadcasting activities | | | | | | | | | | | | |
| 120 | 6110 Wired telecommunications activities | 87 | | | | | | | | 87 | | | |
| 121 | 6130 Satellite telecommunications activities | | | | | | | | | | | | |
| 122 | 6190 Other telecommunications activities | 11 | 1 | | | | | | | 11 | 1 | | |
| 123 | 6201 Computer programming activities | 11 | 4 | | | | | | | 11 | 4 | | |
| 124 | 6202 Computer consultancy activities | | | | | | | | | | | | |
| 125 | 6203 Computer facilities management activities | | | | | | | | | | | | |
| 126 | 6209 Other information technology and computer service activities | | | | | | | | | | | | |
| 127 | 6399 Other information service activities n.e.c. | | | | | | | | | | | | |
| 128 | 6411 Central banking | | | | | | | | | | | | |
| 129 | 6419 Other monetary intermediation | | | | | | | | | | | | |
| 130 | 6420 Activities of holding companies | | | | | | | | | | | | |
| 131 | 6430 Trusts, funds and similar financial entities | 40 | | | | | | | | 40 | | | |
| 132 | 6499 Other financial service activities, except insurance and pension funding n.e.c. | | | | | | | | | | | | |
| 133 | 6511 Life insurance | | | | | | | | | | | | |
| 134 | 6512 Non-life insurance | | | | | | | | | | | | |
| 135 | 6520 Reinsurance | | | | | | | | | | | | |
| 136 | 6530 Pension funding | | | | | | | | | | | | |
| 137 | 6612 Security and commodity contracts brokerage | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | |
| | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA ) |
| 138 | 6619 Other activities auxiliary to financial services, except insurance and pension funding | | | | | | | | | | | | |
| 139 | 6622 Activities of insurance agents and brokers | | | | | | | | | | | | |
| 140 | 6629 Other activities auxiliary to insurance and pension funding | | | | | | | | | | | | |
| 141 | 6630 Fund management activities | | | | | | | | | | | | |
| 142 | 6820 Renting and operating of own or leased real estate | | | | | | | | | | | | |
| 143 | 6920 Accounting, bookkeeping and auditing activities; tax consultancy | 7 | | | | | | | | 7 | | | |
| 144 | 7010 Activities of head offices | | | | | | | | | | | | |
| 145 | 7021 Public relations and communication activities | | | | | | | | | | | | |
| 146 | 7022 Business and other management consultancy activities | | | | | | | | | | | | |
| 147 | 7111 Architectural activities | | | | | | | | | | | | |
| 148 | 7112 Engineering activities and related technical consultancy | 3 | | | | | | | | 3 | | | |
| 149 | 7311 Advertising agencies | | | | | | | | | | | | |
| 150 | 7711 Renting and leasing of cars and light motor vehicles | 265 | 11 | | | | | | | 265 | 11 | | |
| 151 | 7810 Activities of employment placement agencies | | | | | | | | | | | | |
| 152 | 7911 Travel agency activities | 3 | | | | | | | | 3 | | | |
| 153 | 8010 Private security activities | | | | | | | | | | | | |
| 154 | 8299 Other business support service activities n.e.c. | 1 | 1 | | | | | | | 1 | 1 | | |
| 155 | 8411 General public administration activities | | | | | | | | | | | | |
| 156 | 8621 General medical practice activities | | | | | | | | | | | | |
| 157 | 8690 Other human health activities | 2 | | | | | | | | 2 | | | |
| 158 | 9311 Operation of sports facilities | | | | | | | | | | | | |

## 2. GAR sector information based on Capex

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 1 | 0150 Mixed farming | 9 | | | | | | | | 9 | | | |
| 2 | 0729 Mining of other non-ferrous metal ores | | | | | | | | | | | | |
| 3 | 0812 Operation of gravel and sand pits; mining of clays and kaolin | | | | | | | | | | | | |
| 4 | 1032 Manufacture of fruit and vegetable juice | | | | | | | | | | | | |
| 5 | 1039 Other processing and preserving of fruit and vegetables | | | | | | | | | | | | |
| 6 | 1061 Manufacture of grain mill products | | | | | | | | | | | | |
| 7 | 1073 Manufacture of macaroni, noodles, couscous and similar farinaceous products | | | | | | | | | | | | |
| 8 | 1081 Manufacture of sugar | 4 | 2 | | | | | | | 4 | 2 | | |
| 9 | 1082 Manufacture of cocoa, chocolate and sugar confectionery | | | | | | | | | | | | |
| 10 | 1083 Processing of tea and coffee | | | | | | | | | | | | |
| 11 | 1089 Manufacture of other food products n.e.c. | 33 | 26 | | | | | | | 33 | 26 | | |
| 12 | 1091 Manufacture of prepared feeds for farm animals | | | | | | | | | | | | |
| 13 | 1101 Distilling, rectifying and blending of spirits | | | | | | | | | | | | |
| 14 | 1102 Manufacture of wine from grape | | | | | | | | | | | | |
| 15 | 1105 Manufacture of beer | | | | | | | | | | | | |
| 16 | 1107 Manufacture of soft drinks; production of mineral waters and other bottled waters | | | | | | | | | | | | |
| 17 | 1712 Manufacture of paper and paperboard | | | | | | | | | | | | |
| 18 | 1722 Manufacture of household and sanitary goods and of toilet requisites | | | | | | | | | | | | |
| 19 | 1812 Other printing | | | | | | | | | | | | |
| 20 | 1920 Manufacture of refined petroleum products | 340 | 285 | | | | | | | 340 | 285 | | |
| 21 | 2015 Manufacture of fertilisers and nitrogen compounds | 101 | 2 | | | 1 | 1 | | | 102 | 3 | | |
| 22 | 2030 Manufacture of paints, varnishes and similar coatings, printing ink and mastics | 5 | | | | | | | | 5 | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 23 | 2041 Manufacture of soap and detergents, cleaning and polishing preparations | 8 | | | | | | | | 8 | | | |
| 24 | 2042 Manufacture of perfumes and toilet preparations | | | | | | | | | | | | |
| 25 | 2059 Manufacture of other chemical products n.e.c. | | | | | | | | | | | | |
| 26 | 2110 Manufacture of basic pharmaceutical products | 2 | | | | | | | | 2 | | | |
| 27 | 2211 Manufacture of rubber tyres and tubes; retreading and rebuilding of rubber tyres | 24 | 9 | | | | | | | 24 | 9 | | |
| 28 | 2221 Manufacture of plastic plates, sheets, tubes and profiles | | | | | | | | | | | | |
| 29 | 2222 Manufacture of plastic packing goods | 1 | 1 | | | | | | | 1 | 1 | | |
| 30 | 2229 Manufacture of other plastic products | | | | | | | | | | | | |
| 31 | 2351 Manufacture of cement | | | | | | | | | | | | |
| 32 | 2352 Manufacture of lime and plaster | | | | | | | | | | | | |
| 33 | 2399 Manufacture of other non-metallic mineral products n.e.c. | | | | | | | | | | | | |
| 34 | 2410 Manufacture of basic iron and steel and of ferro-alloys | 1,188 | 211 | | | | | | | 1,188 | 211 | | |
| 35 | 2434 Cold drawing of wire | 40 | 2 | | | | | | | 40 | 2 | | |
| 36 | 2442 Aluminium production | 1 | 1 | | | 1 | 1 | | | 2 | 2 | | |
| 37 | 2445 Other non-ferrous metal production | 1 | 1 | | | | | | | 1 | 1 | | |
| 38 | 2511 Manufacture of metal structures and parts of structures | | | | | | | | | | | | |
| 39 | 2512 Manufacture of doors and windows of metal | | | | | | | | | | | | |
| 40 | 2529 Manufacture of other tanks, reservoirs and containers of metal | 1 | | | | | | | | 1 | | | |
| 41 | 2573 Manufacture of tools | 27 | 27 | | | | | | | 27 | 27 | | |
| 42 | 2593 Manufacture of wire products, chain and springs | | | | | | | | | | | | |
| 43 | 2599 Manufacture of other fabricated metal products n.e.c. | | | | | | | | | | | | |
| 44 | 2611 Manufacture of electronic components | 281 | | | | | | | | 281 | | | |
| 45 | 2620 Manufacture of computers and peripheral equipment | | | | | | | | | | | | |
| 46 | 2630 Manufacture of communication equipment | 101 | 57 | | | | | | | 101 | 57 | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 47 | 2651 Manufacture of instruments and appliances for measuring, testing and navigation | 4 | 4 | | | | | | | 4 | 4 | | |
| 48 | 2660 Manufacture of irradiction, electromedical and electrotherapeutic equipment | | | | | | | | | | | | |
| 49 | 2712 Manufacture of electricity distribution and control apparatus | | | | | | | | | | | | |
| 50 | 2740 Manufacture of electric lighting equipment | 132 | 20 | | | | | | | 132 | 20 | | |
| 51 | 2790 Manufacture of other electrical equipment | 44 | 14 | | | | | | | 44 | 14 | | |
| 52 | 2811 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines | | | | | | | | | | | | |
| 53 | 2813 Manufacture of other pumps and compressors | | | | | | | | | | | | |
| 54 | 2814 Manufacture of other taps and valves | | | | | | | | | | | | |
| 55 | 2829 Manufacture of other general-purpose machinery n.e.c. | | | | | | | | | | | | |
| 56 | 2830 Manufacture of agricultural and forestry machinery | | | | | | | | | | | | |
| 57 | 2891 Manufacture of machinery for metallurgy | 1 | | | | | | | | 1 | | | |
| 58 | 2892 Manufacture of machinery for mining, quarrying and construction | 2 | 1 | | | | | | | 2 | 1 | | |
| 59 | 2899 Manufacture of other special-purpose machinery n.e.c. | | | | | | | | | | | | |
| 60 | 2910 Manufacture of motor vehicles | 214 | 17 | | | | | | | 214 | 17 | | |
| 61 | 2932 Manufacture of other parts and accessories for motor vehicles | 24 | 14 | | | | | | | 24 | 14 | | |
| 62 | 3020 Manufacture of railway locomotives and rolling stock | | | | | | | | | | | | |
| 63 | 3030 Manufacture of air and spacecraft and related machinery | 2 | | | | | | | | 2 | | | |
| 64 | 3091 Manufacture of motorcycles | 7 | 1 | | | | | | | 7 | 1 | | |
| 65 | 3109 Manufacture of other furniture | 6 | | | | | | | | 6 | | | |
| 66 | 3250 Manufacture of medical and dental instruments and supplies | 115 | 1 | | | | | | | 115 | 1 | | |
| 67 | 3299 Other manufacturing n.e.c. | 204 | 4 | | | | | | | 204 | 4 | | |
| 68 | 3511 Production of electricity | 156 | 154 | | | | | | | 156 | 154 | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 69 | 3512 Transmission of electricity | 461 | 355 | | | | | | | 461 | 355 | | |
| 70 | 3513 Distribution of electricity | 380 | 346 | | | | | | | 380 | 346 | | |
| 71 | 3521 Manufacture of gas | 3 | 2 | | | | | | | 3 | 2 | | |
| 72 | 3600 Water collection, treatment and supply | | | | | | | | | | | | |
| 73 | 3821 Treatment and disposal of non-hazardous waste | | | | | 11 | | | | 11 | | | |
| 74 | 4120 Construction of residential and non-residential buildings | | | | | | | | | | | | |
| 75 | 4213 Construction of bridges and tunnels | 32 | 6 | | | 3 | 3 | | | 34 | 8 | | |
| 76 | 4299 Construction of other civil engineering projects n.e.c. | 2 | | | | | | | | 2 | | | |
| 77 | 4321 Electrical installation | 36 | 10 | | | | | | | 36 | 10 | | |
| 78 | 4322 Plumbing, heat and air-conditioning installation | | | | | | | | | | | | |
| 79 | 4519 Sale of other motor vehicles | | | | | | | | | | | | |
| 80 | 4531 Wholesale trade of motor vehicle parts and accessories | 19 | 8 | | | | | | | 19 | 8 | | |
| 81 | 4621 Wholesale of grain, unmanufactured tobacco, seeds and animal feeds | | | | | | | | | | | | |
| 82 | 4636 Wholesale of sugar and chocolate and sugar confectionery | | | | | | | | | | | | |
| 83 | 4638 Wholesale of other food, including fish, crustaceans and molluscs | 13 | | | | | | | | 13 | | | |
| 84 | 4646 Wholesale of pharmaceutical goods | 1 | | | | | | | | 1 | | | |
| 85 | 4649 Wholesale of other household goods | 4 | | | | | | | | 4 | | | |
| 86 | 4651 Wholesale of computers, computer peripheral equipment and software | | | | | | | | | | | | |
| 87 | 4671 Wholesale of solid, liquid and gaseous fuels and related products | | | | | | | | | | | | |
| 88 | 4672 Wholesale of metals and metal ores | | | | | | | | | | | | |
| 89 | 4673 Wholesale of wood, construction materials and sanitary equipment | | | | | | | | | | | | |
| 90 | 4675 Wholesale of chemical products | | | | | | | | | | | | |
| 91 | 4711 Retail sale in non-specialised stores with food, beverages or tobacco predominating | 145 | 25 | | | | | | | 145 | 25 | | |
| 92 | 4719 Other retail sale in non-specialised stores | 2 | | | | | | | | 2 | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 93 | 4743 Retail sale of audio and video equipment in specialised stores | | | | | | | | | | | | |
| 94 | 4752 Retail sale of hardware, paints and glass in specialised stores | | | | | | | | | | | | |
| 95 | 4754 Retail sale of electrical household appliances in specialised stores | | | | | | | | | | | | |
| 96 | 4764 Retail sale of sporting equipment in specialised stores | | | | | | | | | | | | |
| 97 | 4771 Retail sale of clothing in specialised stores | | | | | | | | | | | | |
| 98 | 4773 Dispensing chemist in specialised stores | | | | | | | | | | | | |
| 99 | 4791 Retail sale via mail order houses or via Internet | | | | | | | | | | | | |
| 100 | 4920 Freight rail transport | 32 | 1 | | | | | | | 32 | 1 | | |
| 101 | 4939 Other passenger land transport n.e.c. | | | | | | | | | | | | |
| 102 | 4941 Freight transport by road | | | | | | | | | | | | |
| 103 | 4950 Transport via pipeline | | | | | | | | | | | | |
| 104 | 5020 Sea and coastal freight water transport | 27 | | | | | | | | 27 | | | |
| 105 | 5040 Inland freight water transport | 26 | 1 | | | | | | | 26 | 1 | | |
| 106 | 5110 Passenger air transport | 2 | | | | | | | | 2 | | | |
| 107 | 5223 Service activities incidental to air transportation | 106 | 19 | | | | | | | 106 | 19 | | |
| 108 | 5229 Other transportation support activities | | | | | | | | | | | | |
| 109 | 5310 Postal activities under universal service obligation | 6 | 2 | | | | | | | 6 | 2 | | |
| 110 | 5510 Hotels and similar accommodation | | | | | | | | | | | | |
| 111 | 5610 Restaurants and mobile food service activities | 6 | | | | | | | | 6 | | | |
| 112 | 5621 Event catering activities | 2 | | | | | | | | 2 | | | |
| 113 | 5811 Book publishing | | | | | | | | | | | | |
| 114 | 5813 Publishing of newspapers | | | | | | | | | | | | |
| 115 | 5819 Other publishing activities | 5 | | | | | | | | 5 | | | |
| 116 | 5829 Other software publishing | | | | | | | | | | | | |
| 117 | 5911 Motion picture, video and television programme production activities | | | | | | | | | | | | |
| 118 | 5920 Sound recording and music publishing activities | | | | | | | | | | | | |
| 119 | 6020 Television programming and broadcasting activities | 10 | | | | | | | | 10 | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | Breakdown by sector - NACE 4 digits level (code and label) | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | | Non-Financial corporates (Subject to NFRD) | | SMEs and other NFC not subject to NFRD | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 120 | 6110 Wired telecommunications activities | 89 | | | | | | | | 89 | | | |
| 121 | 6130 Satellite telecommunications activities | | | | | | | | | | | | |
| 122 | 6190 Other telecommunications activities | 3 | | | | | | | | 3 | | | |
| 123 | 6201 Computer programming activities | 86 | 10 | | | | | | | 86 | 10 | | |
| 124 | 6202 Computer consultancy activities | | | | | | | | | | | | |
| 125 | 6203 Computer facilities management activities | | | | | | | | | | | | |
| 126 | 6209 Other information technology and computer service activities | | | | | | | | | | | | |
| 127 | 6311 Data processing, hosting and related activities | | | | | | | | | | | | |
| 128 | 6399 Other information service activities n.e.c. | | | | | | | | | | | | |
| 129 | 6411 Central banking | | | | | | | | | | | | |
| 130 | 6419 Other monetary intermediation | | | | | | | | | | | | |
| 131 | 6420 Activities of holding companies | | | | | | | | | | | | |
| 132 | 6430 Trusts, funds and similar financial entities | 39 | | | | | | | | 39 | | | |
| 133 | 6499 Other financial service activities, except insurance and pension funding n.e.c. | | | | | | | | | | | | |
| 134 | 6511 Life insurance | | | | | | | | | | | | |
| 135 | 6512 Non-life insurance | | | | | | | | | | | | |
| 136 | 6520 Reinsurance | | | | | | | | | | | | |
| 137 | 6530 Pension funding | | | | | | | | | | | | |
| 138 | 6612 Security and commodity contracts brokerage | | | | | | | | | | | | |
| 139 | 6619 Other activities auxiliary to financial services, except insurance and pension funding | | | | | | | | | | | | |
| 140 | 6622 Activities of insurance agents and brokers | | | | | | | | | | | | |
| 141 | 6629 Other activities auxiliary to insurance and pension funding | | | | | | | | | | | | |
| 142 | 6630 Fund management activities | | | | | | | | | | | | |
| 143 | 6820 Renting and operating of own or leased real estate | | | | | | | | | | | | |
| 144 | 6920 Accounting, bookkeeping and auditing activities; tax consultancy | 20 | | | | 1 | 1 | | | 21 | 1 | | |
| 145 | 7010 Activities of head offices | | | | | | | | | | | | |
| 146 | 7021 Public relations and communication activities | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA ) | | | |
| | **Breakdown by sector - NACE 4 digits level (code and label)** | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | | **Non-Financial corporates (Subject to NFRD)** | | **SMEs and other NFC not subject to NFRD** | |
| | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | | [Gross] carrying amount | |
| | | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCM) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) | Mn EUR | Of which environmentally sustainable (CCM + CCA) |
| 147 | 7022 Business and other management consultancy activities | | | | | | | | | | | | |
| 148 | 7111 Architectural activities | 1 | | | | | | | | 1 | | | |
| 149 | 7112 Engineering activities and related technical consultancy | 22 | | | | | | | | 22 | | | |
| 150 | 7311 Advertising agencies | | | | | | | | | | | | |
| 151 | 7711 Renting and leasing of cars and light motor vehicles | 317 | 50 | | | | | | | 317 | 50 | | |
| 152 | 7810 Activities of employment placement agencies | | | | | | | | | | | | |
| 153 | 7911 Travel agency activities | 47 | | | | | | | | 47 | | | |
| 154 | 8010 Private security activities | | | | | | | | | | | | |
| 155 | 8299 Other business support service activities n.e.c. | | | | | | | | | | | | |
| 156 | 8411 General public administration activities | | | | | | | | | | | | |
| 157 | 8621 General medical practice activities | | | | | | | | | | | | |
| 158 | 8690 Other human health activities | 122 | 4 | | | 2 | 2 | | | 124 | 6 | | |
| 159 | 9311 Operation of sports facilities | | | | | | | | | | | | |

## 3. KPI Stock based on Turnover

| | 2023 | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
| % (compared to total covered assets in the denominator) | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total assets covered** |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| **GAR - Covered assets in both numerator and denominator** | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 95% | 15% | | 0.1% | 0.1% | | | | | 95% | 15% | | 0.1% | 0.1% | 36% |
| 2 | **Financial undertakings** | 30% | | | | | | | | | 30% | | | | | 1% |
| 3 | Credit institutions | 31% | | | | | | | | | 31% | | | | | 1% |
| 4 | Loans and advances | 30% | | | | | | | | | 30% | | | | | 1% |
| 5 | Debt securities, including UoP | 31% | | | | | | | | | 31% | | | | | 1% |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 0.03% | | | | | 0.01% | 0.01% | | | 0.04% | 0.01% | | | | 0.02% |
| 8 | of which investment firms | 0.1% | | | | | 0.04% | 0.04% | | | 0.1% | 0.04% | | | | 0.01% |
| 9 | Loans and advances | 0.1% | | | | | 0.1% | 0.1% | | | 0.1% | 0.1% | | | | 0.01% |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | | | | | | | | | | | | | | | |
| 12 | of which management companies | | | | | | | | | | | | | | | |
| 13 | Loans and advances | | | | | | | | | | | | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | | | | | | | | | | | | | | | 0.01% |
| 17 | Loans and advances | | | | | | | | | | | | | | | 0.01% |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | 30% | 9% | | 2% | 1% | 0.03% | 0.03% | | | 30% | 9% | | 2% | 1% | 1% |
| 21 | Loans and advances | 30% | 9% | | 2% | 1% | 0.03% | 0.03% | | | 30% | 9% | | 2% | 1% | 1% |
| 22 | Debt securities, including UoP | 0.3% | | | | | | | | | 0.3% | 0.3% | | | | 0.02% |
| 23 | Equity instruments | | | | | | | | | | | | | | | |
| 24 | **Households** | 100% | 16% | | | | | | | | 100% | 16% | | | | 34% |
| 25 | of which loans collateralised by residential immovable property | 100% | 16% | | | | | | | | 100% | 16% | | | | 34% |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | |

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
| % (compared to total covered assets in the denominator) | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total assets covered** |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 28 | **Local governments financing** | 60% | 34% | | | | | | | | 60% | 34% | | | | 0.01% |
| 29 | Housing financing | | | | | | | | | | | | | | | |
| 30 | Other local government financing | 60% | 34% | | | | | | | | 60% | 34% | | | | 0.01% |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | 14% | | | | | | | | | 14% | | | | | |
| 32 | **Total GAR assets** | **44%** | **7%** | | | | | | | | **44%** | **7%** | | | | **36%** |

## 3. KPI Stock based on Capex

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
| | % (compared to total covered assets in the denominator) | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total assets covered |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | GAR - Covered assets in both numerator and denominator | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 95% | 15% | | 0.1% | 0.1% | | | | | 95% | 15% | | 0.1% | 0.1% | 36% |
| 2 | **Financial undertakings** | 29% | | | | | | | | | 29% | | | | | 1% |
| 3 | Credit institutions | 30% | | | | | | | | | 30% | | | | | 1% |
| 4 | Loans and advances | 28% | | | | | | | | | 28% | | | | | 0.8% |
| 5 | Debt securities, including UoP | 32% | | | | | | | | | 32% | | | | | 0.7% |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 5% | | | | | | | | | 5% | | | | | 0.02% |
| 8 | of which investment firms | 0.1% | | | | | | | | | 0.1% | | | | | 0.01% |
| 9 | Loans and advances | 0.1% | | | | | | | | | 0.1% | | | | | 0.01% |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | | | | | | | | | | | | | | | |
| 12 | of which management companies | 1% | 0.02% | | | | | | | | 1% | 0.02% | | | | |
| 13 | Loans and advances | 1% | 0.02% | | | | | | | | 1% | 0.02% | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | | | | | | | | | | | | | | | 0.01% |
| 17 | Loans and advances | | | | | | | | | | | | | | | 0.01% |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | 42% | 14% | | 3% | 3% | 0.06% | 0.06% | | | 42% | 14% | | 3% | 3% | 1% |
| 21 | Loans and advances | 42% | 14% | | 3% | 3% | 0.06% | 0.06% | | | 42% | 14% | | 3% | 3% | 1% |
| 22 | Debt securities, including UoP | 0.1% | 0.1% | | | | | | | | 0.1% | 0.1% | | | | 0.02% |
| 23 | Equity instruments | | | | | | | | | | | | | | | |
| 24 | **Households** | 100% | 16% | | | | | | | | 100% | 16% | | | | 34% |
| 25 | of which loans collateralised by residential immovable property | 100% | 16% | | | | | | | | 100% | 16% | | | | 34% |

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **Climate Change Mitigation (CCM)** | | | | | **Climate Change Adaptation (CCA)** | | | | **TOTAL (CCM + CCA)** | | | | | |
| | **% (compared to total covered assets in the denominator)** | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | **Proportion of total assets covered** |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | |
| 28 | **Local governments financing** | 60% | 34% | | | | | | | | 60% | 34% | | | | 0.01% |
| 29 | Housing financing | | | | | | | | | | | | | | | |
| 30 | Other local government financing | 60% | 34% | | | | | | | | 60% | 34% | | | | 0.01% |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | 14% | | | | | | | | | 14% | | | | | |
| 32 | **Total GAR assets** | **44%** | **7%** | | | | | | | | **44%** | **7%** | | | | **36%** |

## 4. GAR KPI Flow based on Turnover

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
| **% (compared to flow of total eligible assets)** | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total new assets covered** |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | **GAR - Covered assets in both numerator and denominator** | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 73% | 7% | | 0.02% | 0.01% | | | | | 73% | 7% | | 0.02% | 0.01% | 88% |
| 2 | **Financial undertakings** | 16% | | | | | | | | | 16% | | | | | 22% |
| 3 | Credit institutions | 16% | | | | | | | | | 16% | | | | | 22% |
| 4 | Loans and advances | 20% | | | | | | | | | 20% | | | | | 18% |
| 5 | Debt securities, including UoP | 1% | | | | | | | | | 1.11% | | | | | 4% |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 0.06% | | | | | 0.03% | 0.03% | | | 0.09% | 0.03% | | | | 0.14% |
| 8 | of which investment firms | 0.07% | | | | | 0.05% | 0.05% | | | 0.12% | 0.05% | | | | 0.09% |
| 9 | Loans and advances | 0.07% | | | | | 0.05% | 0.05% | | | 0.12% | 0.05% | | | | 0.09% |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | | | | | | | | | | | | | | | |
| 12 | of which management companies | | | | | | | | | | | | | | | |
| 13 | Loans and advances | | | | | | | | | | | | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | | | | | | | | | | | | | | | 0.01% |
| 17 | Loans and advances | | | | | | | | | | | | | | | 0.01% |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | 25% | 7% | | 0.27% | 0.15% | 0.02% | 0.02% | | | 25% | 7% | | 0.27% | 0.15% | 7% |

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
| | % (compared to flow of total eligible assets) | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total new assets covered |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 21 | Loans and advances | 25% | 7% | | 0.27% | 0.15% | 0.02% | 0.02% | | | 25% | 7% | | 0.27% | 0.15% | 7% |
| 22 | Debt securities, including UoP | 0.01% | | | | | | | | | 0.01% | | | | | |
| 23 | Equity instruments | | | | | | | | | | | | | | | |
| 24 | **Households** | 100% | 9% | | | | | | | | 100% | 9% | | | | 59% |
| 25 | of which loans collateralised by residential immovable property | 100% | 9% | | | | | | | | 100% | 9% | | | | 59% |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | |
| 28 | **Local governments financing** | | | | | | | | | | | | | | | |
| 29 | Housing financing | | | | | | | | | | | | | | | |
| 30 | Other local government financing | | | | | | | | | | | | | | | |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | | | | | | | | | | | | | | | |
| 32 | **Total GAR assets** | 73% | 7% | | 0.02% | 0.01% | | | | | 73% | 7% | | 0.02% | 0.01% | 88% |

## 4. GAR KPI Flow based on Capex

2023

| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | % (compared to flow of total eligible assets) | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total new assets covered |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | GAR - Covered assets in both numerator and denominator | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 1 | Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation | 74% | 7% | | 0.03% | 0.08% | 0.01% | 0.01% | | | 74% | 7% | | 0.03% | 0.08% | 88% |
| 2 | **Financial undertakings** | 16% | | | | | | | | | 16% | | | | | 22% |
| 3 | Credit institutions | 16% | | | | | | | | | 16% | | | | | 22% |
| 4 | Loans and advances | 20% | | | | | | | | | 20% | | | | | 18% |
| 5 | Debt securities, including UoP | 1% | | | | | | | | | 1% | | | | | 4% |
| 6 | Equity instruments | | | | | | | | | | | | | | | |
| 7 | Other financial corporations | 1% | 0.01% | | | | | | | | 1% | 0.01% | | | | 0.14% |
| 8 | of which investment firms | 0.11% | | | | | % | | | | 0.12% | | | | | 0.09% |
| 9 | Loans and advances | 0.11% | | | | | % | | | | 0.12% | | | | | 0.09% |
| 10 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 11 | Equity instruments | | | | | | | | | | | | | | | |
| 12 | of which management companies | 1% | 0.03% | | | | | | | | 1% | 0.03% | | | | |
| 13 | Loans and advances | 1% | 0.03% | | | | | | | | 1% | 0.03% | | | | |
| 14 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 15 | Equity instruments | | | | | | | | | | | | | | | |
| 16 | of which insurance undertakings | | | | | | | | | | | | | | | 0.01% |
| 17 | Loans and advances | | | | | | | | | | | | | | | 0.01% |
| 18 | Debt securities, including UoP | | | | | | | | | | | | | | | |
| 19 | Equity instruments | | | | | | | | | | | | | | | |
| 20 | **Non-financial undertakings** | 43% | 12% | | 0.4% | 1% | 0.10% | 0.10% | | | 43% | 13% | | 0.4% | 1% | 7% |
| 21 | Loans and advances | 43% | 12% | | 0.4% | 1% | 0.10% | 0.10% | | | 43% | 13% | | 0.4% | 1% | 7% |
| 22 | Debt securities, including UoP | 0.03% | | | | | | | | | 0.03% | | | | | |
| 23 | Equity instruments | | | | | | | | | | | | | | | |
| 24 | **Households** | 100% | 9% | | | | | | | | 100% | 9% | | | | 59% |

| | | 2023 | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **Climate Change Mitigation (CCM)** | | | | | **Climate Change Adaptation (CCA)** | | | | **TOTAL (CCM + CCA)** | | | | | |
| **% (compared to flow of total eligible assets)** | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | **Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)** | | | | | **Proportion of total new assets covered** |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling | |
| 25 | of which loans collateralised by residential immovable property | 100% | 9% | | | | | | | | 100% | 9% | | | | 59% |
| 26 | of which building renovation loans | | | | | | | | | | | | | | | |
| 27 | of which motor vehicle loans | | | | | | | | | | | | | | | |
| 28 | **Local governments financing** | | | | | | | | | | | | | | | |
| 29 | Housing financing | | | | | | | | | | | | | | | |
| 30 | Other local government financing | | | | | | | | | | | | | | | |
| 31 | **Collateral obtained by taking possession: residential and commercial immovable properties** | | | | | | | | | | | | | | | |
| 32 | **Total GAR assets** | 74% | 7% | | 0.03% | 0.08% | 0.01% | 0.01% | | | 74% | 7% | | 0.03% | 0.08% | 88% |

## 5. KPI Off balance sheet exposures based on Turnover

| | | 2023 | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | |
| % (compared to total eligible off-balance sheet assets) | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling |
| % | Financial guarantees (FinGuar KPI) | | | | | | | | | | | | | | |
| % | Assets under management (AuM KPI) | 1% | 0.4% | | 0.02% | 0.31% | 0.02% | 0.02% | | | 1% | 0.4% | | 0.02% | 0.31% |

## 5. KPI Off balance sheet exposures based on Capex

| | | 2023 | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Climate Change Mitigation (CCM) | | | | | Climate Change Adaptation (CCA) | | | | TOTAL (CCM + CCA) | | | | |
| % (compared to total eligible off-balance sheet assets) | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible) | | | | |
| | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | | Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned) | | | |
| | | | | Of which Use of Proceeds | Of which transitional | Of which enabling | | | Of which Use of Proceeds | Of which enabling | | | Of which Use of Proceeds | Of which transitional | Of which enabling |
| % | Financial guarantees (FinGuar KPI) | | | | | | | | | | | | | | |
| % | Assets under management (AuM KPI) | 1% | 1% | | 0.02% | 0.4% | 0.03% | 0.03% | | | 1% | 1% | | 0.02% | 0.4% |

# EU Taxonomy - Mandatory templates for Nuclear Energy and Fossil gas-related activities

| Template 1 Nuclear and fossil gas related activities | | |
|---|---|---|
| Row | **Nuclear energy related activities** | |
| 1 | The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle. | YES |
| 2 | The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies. | YES |
| 3 | The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades. | YES |
| | **Fossil gas related activities** | |
| 4 | The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels. | YES |
| 5 | The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels. | YES |
| 6 | The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels. | YES |

**Template 2 Taxonomy-aligned economic activities (denominator) - Turnover**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 3 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 154 | 1 % | 154 | 1 % | | |
| 4 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 5 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 5 | | 5 | | | |
| 6 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 1 | | 1 | | | |
| 7 | Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 53,700 | 7 % | 53,696 | 7 % | 3 | |
| 8 | **Total applicable KPI** | 160 | | 160 | | | |

**Template 2 Taxonomy-aligned economic activities (denominator) - Capex**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 21 | | 21 | | | |
| 3 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 146 | 1 % | 146 | 1 % | | |
| 4 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 5 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 6 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 14 | | 14 | | | |
| 7 | Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 54,289 | 7 % | 54,282 | 7 % | 7 | |
| 8 | **Total applicable KPI** | 181 | | 181 | | | |

**Template 3 Taxonomy-aligned economic activities (numerator) - Turnover**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 3 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 154 | 1 % | 154 | 1 % | | |
| 4 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 5 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 5 | | 5 | | | |
| 6 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 1 | | 1 | | | |
| 7 | Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI | 53,700 | 100 % | 53,696 | 100 % | 3 | 100 % |
| 8 | Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI | 53,859 | 100 % | 53,856 | 100 % | 3 | % |

**Template 3 Taxonomy-aligned economic activities (numerator) - Capex**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 21 | | 21 | | | |
| 3 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 146 | 1 % | 146 | 1 % | | |
| 4 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 5 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | | | | | | |
| 6 | Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI | 14 | | 14 | | | |
| 7 | Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI | 54,289 | 100 % | 54,282 | 100 % | 7 | 100 % |
| 8 | Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI | 54,470 | 100 % | 54,462 | 100 % | 7 | % |

**Template 4 Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 1 | | 1 | | | |
| 3 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 4 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 35 | | 35 | | | |
| 5 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 98 | | 98 | | | |
| 6 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 7 | Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 283,809 | 37 % | 283,809 | 37 % | | |
| 8 | Total amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activities in the denominator of the applicable KPI | 283,943 | 37 % | 283,943 | 37 % | | |

**Template 4 Taxonomy-eligible but not taxonomy-aligned economic activities - Capex**

| | Economic activities | CCM+CCA | | CCM | | CCA | |
|---|---|---|---|---|---|---|---|
| Row | in EUR million | amount | % | amount | % | amount | % |
| 1 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 2 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 1 | | 1 | | | |
| 3 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 1 | | 1 | | | |
| 4 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 15 | | 15 | | | |
| 5 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 67 | | 67 | | | |
| 6 | Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | | | | | |
| 7 | Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 284,592 | 37 % | 284,592 | 37 % | | |
| 8 | Total amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activities in the denominator of the applicable KPI | 284,676 | 37 % | 284,676 | 37 % | | |

**Template 5 Taxonomy non-eligible economic activities - Turnover**

| Row | Economic activities<br>in EUR million | amount | % |
|---|---|---|---|
| 1 | Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 2 | Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 3 | Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 15 | |
| 4 | Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 20 | |
| 5 | Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 6 | Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 7 | Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 436,498 | 56 % |
| 8 | Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI' | 436,532 | 56 % |

**Template 5 Taxonomy non-eligible economic activities - Capex**

| Row | Economic activities<br>in EUR million | amount | % |
|---|---|---|---|
| 1 | Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 2 | Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 91 | |
| 3 | Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 11 | |
| 4 | Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | 17 | |
| 5 | Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 6 | Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI | | |
| 7 | Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI | 435,069 | 56 % |
| 8 | Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI' | 435,188 | 56 % |



# Limited assurance report of the independent auditor on the non-financial information

To: the Annual General Meeting of Shareholders and the Supervisory Board of ING Groep N.V.

## Our conclusion

We have performed a limited assurance engagement on the non-financial information for the year ended 31 December 2023 included in the Annual Report 2023 of ING Groep N.V. (hereafter: 'the Company' or 'ING Group') based in Amsterdam, The Netherlands.

Based on the procedures performed and the assurance information obtained, nothing has come to our attention that causes us to believe that the non-financial information in the accompanying Annual Report does not present fairly, in all material respects:

- the policy with regard to sustainability matters; and
- the business operations, events and achievements in that area in 2023.

in accordance with the applicable criteria as included in the section 'Criteria'.

The non-financial information is included in the chapters:

- 'Introduction' (pages 3-12);
- 'Strategy and performance' (pages 18-39),
- 'ESG overview' (pages 40-71),

and the sections:

- 'Environmental, social and governance risk' (pages 188-192),
- 'ESG appendix to the Report of the Executive Board' (pages 324-369)
- 'Annex – UN Principles for Responsible Banking Assessment' (as referred to on page 3 and 401), and
- 'Annex – Global Reporting Initiative Table' (as referred to on page 3 and 401).

of the Annual Report 2023.

## Basis for our conclusion

We performed our limited assurance engagement on the non-financial information in accordance with Dutch law, including Dutch Standard 3810N 'Assurance-opdrachten inzake duurzaamheidsverslaggeving' (Assurance engagements relating to sustainability reporting). Our responsibilities under this standard are further described in the section 'Our responsibilities for the assurance engagement on the non-financial information' section of our report.

We are independent of ING Groep N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence). Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics for Professional Accountants). We believe the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

## Criteria

The criteria applied for the preparation of the non-financial information are the GRI Sustainability Reporting Standards (GRI Standards) as listed in the GRI Content Index included in the 'Annex – Global Reporting Initiative Table' (as referred to on page 3 and 401) and the criteria supplementally applied (pages 326-334), including the UN Environment Programme Finance Initiative Principles for Responsible Banking, as listed in the 'Annex – UN Principles for Responsible Banking Assessment' (as referred to on page 3 and 401) of the Annual Report. The non-financial information is prepared in accordance with the GRI Standards and the applied supplemental reporting criteria.
The comparability of non-financial information between entities and over time may be affected by the absence of an uniform practice on which to draw, to evaluate and measure this information. This allows for the application of different, but acceptable, measurement techniques.

Consequently, the non-financial information needs to be read and understood together with the criteria applied.

## Materiality

Based on our professional judgement we determined materiality levels for each relevant part of the sustainability matter. When evaluating our materiality levels, we have taken into account quantitative and qualitative aspects as well as the relevance of information for both stakeholders and the Company.

We agreed with the Supervisory Board that misstatements which are identified during the limited assurance engagement and which in our view must be reported on quantitative or qualitative grounds, would be reported to them.

## Limitations to the scope of our assurance engagement

The non-financial information includes prospective information such as ambitions, strategy, plans, expectations and estimates. Inherent to prospective information, the actual future results are uncertain. We do not provide any assurance on the assumptions and achievability of prospective information on the non-financial information.

References to external sources or websites in the non-financial information are not part of the non-financial information itself as reviewed by us. Therefore, we do not provide assurance on this information.

Our conclusion is not modified in respect to these matters.

## Responsibilities of the Executive Board and Supervisory Board for the non-financial information

The Executive Board is responsible for the preparation and fair presentation of the non-financial information in accordance with the criteria as included in the section 'Criteria', including the identification of stakeholders and the definition of material matters. The Executive Board is also responsible for selecting and applying the criteria and for determining that these criteria are suitable for the legitimate information needs of stakeholders, considering applicable law and regulations related to reporting. The choices made by the Executive Board regarding the scope of the non-financial information and the reporting policy are summarised in the sections 'About this report' (pages 3-4), 'Our GRI Material Topics defined' (page 325) and 'Contextualisation and definitions of the Key Performance Indicators' (pages 326-334) of the Annual Report.

Furthermore, the Executive Board is responsible for such internal control as it determines is necessary to enable the preparation of the non-financial information that is free from material misstatement, whether due to fraud or error.



The Supervisory Board is responsible for overseeing the non-financial information reporting process of ING Groep N.V.

### Our responsibilities for the assurance engagement on the non-financial information

Our responsibility is to plan and perform the assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.

Our assurance engagement is aimed to obtain a limited level of assurance to determine the plausibility of non-financial information. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. The level of assurance obtained in a limited assurance engagement is substantially less than the assurance that is obtained had a reasonable assurance engagement is performed.

We apply the 'Nadere Voorschriften Kwaliteitssystemen' (NVKS, Regulations for Quality management systems) and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our assurance engagement included among others:

- Performing an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, and the characteristics of ING Group.
- Evaluating the appropriateness of the criteria applied, their consistent application and related disclosures in the non-financial information. This includes the evaluation of the Company's materiality assessment and the reasonableness of estimates made by the Executive Board.
- Obtaining through inquiries a general an understanding of the internal control environment, the reporting processes, the information systems and the Company's risk assessment process relevant to the preparation of the non-financial information, without obtaining assurance information about the implementation or testing the operating effectiveness of controls.
- Identifying areas of the non-financial information where misleading or unbalanced information or a material misstatement, whether due to fraud or error, is likely to arise.
- Designing and performing further assurance procedures aimed at determining the plausibility of the non-financial information responsive to this risk analysis. These procedures consisted amongst others of:
  - Obtaining inquiries from management and/or relevant staff at Group (and local) level responsible for the sustainability strategy, policy and results.
  - Obtaining inquiries from relevant staff responsible for providing the information for, carrying out internal control procedures on, and consolidating the data in the non-financial information.
  - Determining the nature and extent of the procedures to be performed for the group components and locations. For this, the nature, extent and/or risk profile of these components are decisive.
  - Obtaining assurance evidence that the non-financial information reconciles with underlying records of the Company.
  - Reviewing, on a limited test basis, relevant internal and external documentation.
  - Considering the data and trends in the information submitted for consolidation at Group level.
- Reading the information in the Annual Report which is not included in the scope of our assurance engagement to identify material inconsistencies, if any, with the non-financial information.
- Considering the overall presentation and balanced content of the non-financial information.
- Considering whether the non-financial information as a whole, including the sustainability matters and disclosures, is clearly and adequately disclosed in accordance with applicable criteria.

We have communicated with the Executive Board and the Supervisory Board regarding, among other matters, the planned scope and timing of the assurance engagement and significant findings that we identify during our assurance engagement.

Amstelveen, 4 March 2024

KPMG Accountants N.V.

P.A.M. de Wit RA



# Independent auditor's report

To: the General Meeting of Shareholders and the Supervisory Board of ING Groep N.V.

## Report on the audit of the financial statements 2023 included in the annual report

### Our opinion

In our opinion:

— the accompanying consolidated financial statements give a true and fair view of the financial position of ING Groep N.V. as at 31 December 2023 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with Part 9 of Book 2 of the Dutch Civil Code;

— the accompanying company financial statements give a true and fair view of the financial position of ING Groep N.V. as at 31 December 2023 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

### What we have audited

We have audited the financial statements 2023 of ING Groep N.V. (the 'Company' or 'ING Group') based in Amsterdam. The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:

1 the consolidated statement of financial position as at 31 December 2023;

2 the following consolidated statements for 2023: the statement of profit or loss, the statements of comprehensive income, changes in equity and cash flows; and

3 the notes comprising material accounting policy information and other explanatory information.

The company financial statements comprise:

1 the parent company statement of financial position as at 31 December 2023;

2 the parent company statement of profit or loss and the statement of changes in equity for 2023; and

3 the notes comprising the basis of preparation and other explanatory information.

### Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the 'Our responsibilities for the audit of the financial statements' section of our report.

We are independent of ING Groep N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics).

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The information in respect of going concern, fraud and non-compliance with laws and regulations, climate-related risks and the key audit matters was addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Information in support of our opinion

#### *Summary*

| Materiality |
| --- |
| — Group materiality of EUR 300 million (2022: EUR 250 million). |
| — 2.9% of profit before tax (2022: 4.5% of profit before tax). |
| **Group audit** |
| — 88% of profit before tax covered by audit procedures performed by component auditors (2022: 83%). |
| — 92% of total assets covered by audit procedures performed by component auditors (2022: 92%). |



**Risk of material misstatements related to Fraud, Non-compliance with laws and regulations, Going concern and Climate-related risks**

- Fraud risks: presumed risk of management override of controls and the risk of management override over the collective loan loss provisioning identified and incorporated in our audit response.
- Non-compliance with laws and regulations (NOCLAR) risks: our risk assessment procedures related to NOCLAR risks did not result in the identification of a risk of material misstatement.
- Going concern risks: no going concern risks identified.
- Climate risks: our risk assessment procedures related to climate-related risks did not result in the identification of a risk of material misstatement.

**Key audit matters**

- Assessment of expected credit losses on loans and advances to customers and loans and advances to banks.
- User access and change management

### *Materiality*

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 300 million (2022: EUR 250 million). The materiality is determined with reference to profit before tax and represents 2.9% (2022: 4.5%) of that balance. We consider profit before tax as the most appropriate benchmark based on our assessment of the general information needs of the users of the financial statements and given the fact that ING Group is a profit-oriented listed entity. The increase in materiality reflects an increase in profit before tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.
We agreed with the Audit Committee of the Supervisory Board that misstatements identified during our audit in excess of EUR 15 million (2022: EUR 12.5 million) would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

### *Scope of the group audit*

ING Group is at the head of a group of components. The financial information of this group is included in the consolidated financial statements of ING Group.

ING Group is structured in 6 segments: Retail Netherlands, Retail Belgium, Retail Germany, Retail Other, Wholesale Banking and Corporate Line Banking, each comprising of multiple legal entities and/or covering different countries.

Because we are ultimately responsible for the group audit, we are responsible for directing, supervising and performing the group audit. In this respect, we have determined the nature and extent of audit procedures to be carried out for group entities or so-called components.

Our group audit mainly focused on significant components. These components are either individually financially significant due to their relative size in the group or because we identified a significant risk of material misstatement for one or more account balances of these entities. In addition, we included certain other non-significant components in the scope of our group audit in order to arrive at a sufficient coverage over all significant account balances.

This resulted in a full or specific scope audit for 36 components globally, in total covering 16 countries. This resulted in a coverage of 88% of profit before tax and 92% of total assets. For the remaining 12% of profit before tax and the remaining 8% of total assets, procedures were performed at the group level including analytical procedures in order to corroborate that our scoping remained appropriate throughout the audit.

The consolidation of components in the group, the disclosures in the financial statements and certain accounting topics that are performed on a group level were further covered by the group audit team. Procedures performed by the group audit team included, but were not limited to, substantive procedures with respect to equity and certain elements of the expected credit loss provisioning process.

All components in scope for group reporting are audited by KPMG member firms. We sent detailed audit instructions to all component auditors, covering significant areas such as the identified risks of material misstatement on a group level and further set out the information that is required to be reported to the group audit team.

We performed site visits with local management and local audit teams, also to perform file reviews in The Netherlands, Belgium, Germany and Poland. We performed a remote file review for Singapore and the USA. We visited Australia, The Philippines, The United Kingdom, Switzerland and Türkiye during the year to meet local management and the local audit team to discuss the planned audit approach and progress of their audit work.

For all components in scope of the group audit, we held our annual planning conference in The Netherlands. Our component auditors were directly informed by the Group Financial Controller and Investor Relations on current developments. In addition, we held conference calls and/or had remote meetings with the audit teams of these components and we attended closing meetings with management for components in The Netherlands, Belgium and Germany. During these meetings and calls, the planning, risk assessment, procedures performed, findings and observations reported to the group auditor were discussed in detail and any further work deemed necessary by the group audit team was then performed.

The group audit team set component materiality levels which ranged from EUR 30 million to EUR 115 million, based on the mix of relative size and financial statement risk profile of the components within the group in order to reduce the aggregation risk to an acceptable level.

By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group's financial information to provide an opinion about the financial statements.



Our procedures as described above can be summarised as follows:

**Profit before tax**

| 88% | 12% |
| --- | --- |
| Covered by audit procedures performed by component auditors | Covered by additional procedures performed at group level |

**Total assets**

| 92% | 8% |
| --- | --- |
| Covered by audit procedures performed by component auditors | Covered by additional procedures performed at group level |

### *Audit response to the risk of fraud and non-compliance with laws and regulations*

#### *Introduction*

In chapters 'Strategy and performance' and 'Risk management - non-financial risk and compliance risk' of the annual report and note 42 of the financial statements, the Executive Board describes its procedures in respect of the risk of fraud and non-compliance with laws and regulations. In the Supervisory Board report the assessment in respect of these topics is described.

As part of our audit, we have gained insights into the Company and its business environment and the Company's risk management in relation to fraud and non-compliance.

Our procedures included, among other things, assessing the Company's code of conduct, whistleblowing procedures, incidents register and its procedures to investigate indications of possible fraud and non-compliance. Furthermore, we performed relevant inquiries with management, the Audit Committee of the Supervisory Board and other relevant functions, such as Internal Audit, Legal Counsel and Compliance. We corroborated these inquiries with the results of our inspection of correspondence with relevant supervisory authorities and regulators. We have also incorporated elements of unpredictability in our audit, such as making changes to our high-risk criteria that we applied to journal entry testing, designing additional substantive audit procedures, varying the timing of audit procedures including testing of controls, a site visit to a remote location (The Philippines) and involved forensic specialists in our audit procedures.

#### *Non-compliance with laws and regulations*

As a result, from our risk assessment, we identified the following laws and regulations as those most likely to have a material effect on the financial statements in case of non-compliance:

- fraud, corruption and anti-bribery law (reflecting the Company's significant and geographically diverse nature of operations and clients);
- anti-money laundering and anti-terrorist financing law (reflecting the Company's involvement in a number of ongoing investigations by national competent authorities);
- data protection law (reflecting the processing of sensitive data inherent to the Company's business activities);
- prudential and supervision regulations (reflecting the Company's nature of operations);
- sanction law (reflecting the Company's significant and geographically diverse nature of operations and clients); and
- anti-competition law (reflecting the Company's involvement in a number of ongoing investigations by national competition authorities).

Our procedures did not result in the identification of a risk of material misstatement.

#### *Fraud risk*

We assessed the presumed fraud risk on revenue recognition as not significant, because the accounting of interest income and commission income is based on automatically generated accruals based on static data taken from the source systems and therefore contains routine transactions not subject to management judgement. Furthermore, the contracts used in the financial sector generally use standardised definitions which reduce the complexity of revenue recognition to a low level.

Based on the above and on the auditing standards, we identified the following fraud risks that are relevant to our audit and responded as follows:

#### *Management override of controls (a presumed risk)*

Management is in a unique position to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively, such as reporting fictitious journal entries.

We evaluated the design and the implementation and tested the operating effectiveness of internal controls that mitigate fraud risks, such as processes related to journal entries and estimates related to loan loss provisions. We also performed a data analysis of high-risk journal entries and evaluated key estimates and judgments for bias by the Company's management. Where we identified instances of unexpected journal entries or other risks through our data analytics, we performed additional audit procedures to address each identified journal entry, including testing of transactions back to source information.

#### *Management override of collective loan loss provisioning (ECL)*

With respect to the risk and responses in regards of fraud in relation to management override of Expected Credit Loss (ECL) provision results, we refer to the Key audit matter 'Assessment of Expected Credit Losses on loans and advances to customers and loans and advances to banks'.



Our evaluation of procedures performed in relation to fraud and non-compliance with laws and regulations did not result in an additional key audit matter. Our audit procedures did not reveal indications and/or reasonable suspicion of fraud and non-compliance that are considered material for our audit.

We communicated our risk assessment, audit responses and results to management and the Audit Committee of the Supervisory Board.

### *Audit response to going concern*

As explained on page 215 of the financial statements, the Executive Board has performed its going concern assessment and has not identified any going concern risks. To assess the Executive Board's assessment, we have performed, inter alia, the following procedures:

- we considered whether the Executive Board's assessment of the going concern risks includes all relevant information of which we are aware as a result of our audit;
- we considered whether the developments in interest and inflation rates, geopolitical uncertainty and risks of disruption due to innovation and the emergence of new competitors from the technology sector indicate a going concern risk;
- we analysed the Company's financial position as at year-end and compared it to the previous financial year in terms of indicators that could identify going concern risks; and
- we inspected regulatory correspondence to obtain an understanding of the Company's capital and liquidity position, that underpins management's assessment of the going concern assumption for financial reporting.

The outcome of our risk assessment procedures on the going concern assessment, including our consideration of findings from our audit procedures on other areas, did not give reason to perform additional audit procedures on the Executive Board's going concern assessment.

### *Audit response to climate-related risks*

In planning our audit, we have considered the potential impact of risks arising from climate change on the Company's business and its financial statements. The Company has set out its commitments and ambitions relating to climate change in the chapters 'Strategy and performance' ('Sustainability at the heart') and 'Risk management' ('Environmental, social and governance risk') of the annual report. The Company aims to reach net zero in their own operations, to steer the most carbon-intensive parts of the loan portfolio towards net zero by 2050 and intermediate target setting, and to finance and advise specific clients in line with a net-zero economy.

Management extensively assessed, against the background of the Company's business and operations, how climate-related risks and opportunities and the Company's own commitments and ambitions could have a significant impact on its business or could impose the need to modify its strategy and operations.

Management has considered the impact of both transition and physical risks on the financial statements in accordance with the applicable financial reporting framework, more specifically the expected credit losses of loans and advances, as described in section 'Risk management – environmental, social and governance risk' and the section 'Risk management – climate and environmental risks in IFRS9 models' of the annual report. Management disclosed considerations directly impacting the financial statements captions as well as the medium to longer term risk drivers and concluded that these do not have a material impact on the 2023 financial statements.

Management prepared the financial statements, including considering whether the implications from climate-related risks and commitments and ambitions have been appropriately accounted for and disclosed. As part of our audit we performed a risk assessment of the impact of climate-related risk and the Company's commitments/ambitions in respect of climate change on the financial statements and our audit approach. In doing this we performed the following:

- To understand management's processes:
  - we performed an analysis of the external environment and obtained an understanding of relevant sustainability themes and issues relevant for ING;
  - we made inquiries with the Executive Board, other senior management and members of the ESG Committee and the Audit Committee of the Supervisory Board.
  - we inspected relevant documents to understand management's assessment against the background of the Company's business and operations of the potential impact of climate-related risk and opportunities on the company's annual report and financial statements and the company's preparedness for this;
  - we read the minutes of meetings of the Executive Board, Management Board Banking and the Supervisory Board;
  - we inspected regulatory correspondence to obtain an understanding of management's assessment of climate risk and the related risk management thereof:
  - we gained an understanding whether any current and/or future regulations may impact ING, such as greenhouse gas emission regulations, potential increases in taxes on current products and future climate reporting obligations; and
  - we gained an understanding of ING's Net Zero alignment pathways, including the intermediate target setting for 2030.
- We evaluated climate-related fraud risk factors on reporting inappropriate disclosures on climate-related risk and pressures for management to meet the climate targets, since that such targets are linked to the Executive Board's remuneration.
- We performed specific inquiries with the Legal Counsel on any climate risk related allegations and claims against the Company, and we performed specific substantive procedures in relation to the related disclosure in Note 42 Legal proceedings.
- We used our climate change subject matter experts to assist in understanding how climate-related risks and pressures for management to meet the climate targets and opportunities may affect the Company and its accounting in the current year's financial statements.
- We used our climate change subject matter experts and modelling experts to assist in gaining understanding how climate-related risks are of impact on the expected credit loss estimation, including the credit risk models, as determined by the Company.

Based on the procedures performed above, we found that climate related risks have no material impact on the 2023 financial statements under the requirements of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and Part 9 of Book 2 of the Dutch Civil Code and have no impact on our key audit matters.



Furthermore, we have read the 'Other information' as included in the annual report with respect to climate-related risks and considered whether such information contains material inconsistencies with the financial statements or our knowledge obtained through the audit, in particular as described above and our knowledge obtained otherwise.

## Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Audit Committee of the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

## Assessment of expected credit losses on loans and advances to customers and loans and advances to banks

### Description

As discussed in the Credit Risk section on pages 142-170 and in Note 3 and Note 7 in the consolidated financial statements, the loans and advances to customers amount to EUR 642 billion and loans and advances to banks amount to EUR 17 billion as at 31 December 2023. These loans and advances are measured at amortised cost, less expected credit losses ('ECL') of EUR 6 billion.

Management estimated ECL using three components: probability of default ('PD'), loss given default ('LGD') and exposure at default ('EAD'). Management applied forward looking economic scenarios with associated weights. Relevant macroeconomic factors include the gross domestic product ('GDP'), house price index ('HPI') and unemployment rate. The recent economic conditions are outside the bounds of historical experience used to develop ECL model methodologies and result in greater uncertainties to estimate ECLs. These uncertainties are addressed by judgemental overlays by management.

### Our response

We identified the assessment of ECL on loans and advances to customers and loans and advances to banks as a key audit matter because of the significant and complex auditor judgment and specialised skills and knowledge required to evaluate the following elements of the overall ECL estimate:

- The judgements used to develop the model-driven PD and LGD parameters.
- The determination of the amount and timing of expected future recovery cash flows for individual loan provision assessments for impaired loans and the probability weights applied in the presence of more than one recovery scenario.
- The use of forward-looking macroeconomic forecasts in ECL, including GDP, HPI and unemployment rate.
- The consistent identification and application of criteria for significant increase in credit risk ('SICR') in the macroeconomic environment and geopolitical situation which remains uncertain.
- The determination of management overlays to the modelled ECL due to the continued uncertainty in the macroeconomic outlook in the global economy combined with the delay in which the models capture emerging risks.

The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of ECL for loans and advances to customers and loans and advances to banks. This included controls relating to the selection of key assumptions (including PD, LGD and macroeconomic forecasts), review and authorisation of model outputs, governance and monitoring of the ECL process, determination of credit risk ratings, the estimation of future recovery cash flows of individual loan loss provisions and associated scenario weights assigned and the determination of management overlays to the modelled ECL.
- We involved credit risk professionals with specialised skills and knowledge who assisted in evaluating the assumptions to determine the PD and LGD parameters in models used by the Company to determine the collective provisions, including the evaluation of the recalibrated and redeveloped credit risk models.
- This included reperforming back-testing of certain models to evaluate the current model performance and evaluation of the identification of SICR in loans by challenging the scope of management's criteria used in staging assessments, consistent application of the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans being credit impaired. In addition, the credit risk professionals assisted in testing management overlays recorded, including interest and inflation related overlays for both the wholesale banking and retail banking portfolios and an overlay related to interest only residential mortgages in the Netherlands.
- We involved economic professionals with specialised skills and knowledge, who assisted in assessing the Company's methodology to determine the macroeconomic forecasts used in determining the ECL. We tested the reasonableness of management's forecasts against other external benchmarks and our own internal forecasts.
- We involved corporate finance professionals with specialised skills and knowledge, who assisted in assessing the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan loss provisions for impaired loans, challenging management's use of recovery scenarios and expected cash flows by comparing against industry trends and comparable benchmarks and recalculating recovery amounts.
- We assessed whether the credit risk management disclosures appropriately reflect and address the uncertainties which exist in determining the ECL.

### Our observation

Based on our procedures performed, we found management's overall assessment relating to the valuation of loans and advances to customers and banks within an acceptable range and adequately disclosed in Note 3 and Note 7 of the financial statements.

## User access and change management

### Description

ING Group is highly dependent on its IT environment for the continuity of operations and reliability of financial reporting. The IT environment of ING Group evolves over time, which includes the implementation of tooling to support automated control execution related to user access and change management of IT assets. We consider general IT controls, and in particular user access and change management controls, that support the effective operations of automated controls a key audit matter.

### Our response

Our audit approach depends to a large extent on the effectiveness of automated controls, which are dependent on user access and change management general IT controls to operate effectively. Given the technical characteristics of these controls, IT auditors are an integrated part of our engagement team.



They test the design, implementation and operating effectiveness of automated controls and general IT controls for applications, databases, operating systems, and automated tooling. The general IT controls included access provisioning, design of access rights, timely removal of user access rights, high privileged user access and monitoring, access to deploy changes and the testing and approval of changes prior to implementation.

Our audit procedures identified deficiencies in high privileged user access and monitoring, including access to modify configurations, deploy code and or change data. Management has remediated some but not all the deficiencies before year end. For the deficiencies open during the year or at year end, we performed additional procedures to respond to the risk of unauthorised and/or unintentional access or changes to automated controls. These procedures included testing compensating controls implemented by management and additional substantive procedures.

### Our observation

The combination of compensating controls and additional substantive procedures support our audit approach

## Report on the other information included in the annual report

In addition to the financial statements and our auditor's report thereon, the annual report contains other information.

Based on the following procedures performed, we conclude that the other information:

- is consistent with the financial statements and does not contain material misstatements; and
- contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and other information.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

The Executive Board is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.

## Report on other legal and regulatory requirements and ESEF

### *Engagement*

We were engaged by the General Meeting of Shareholders as auditor of ING Groep N.V. on 11 May 2015, as of the audit for the year 2016 and have operated as statutory auditor ever since that financial year. We have been reappointed by the General Meeting of Shareholders on 23 April 2019 to continue to serve ING Group as its external auditor for the financial years 2020-2023. Furthermore, we have been reappointed by the General Meeting of Shareholders on 24 April 2023 to continue to serve ING Group as its external auditor for the financial years 2024 and 2025.

### *No prohibited non-audit services*

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities.

### *Services rendered*

For the period to which our statutory audit relates, in addition to this audit, we have provided the following services to the Company and its controlled undertakings:

- agreed-upon procedures and assurance engagements for the benefit of external stakeholders, largely driven by regulatory requirements.

### *European Single Electronic Format (ESEF)*

ING Group has prepared its annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion the annual report prepared in XHTML format, including the (partly) marked-up consolidated financial statements as included in the reporting package by ING Group, complies in all material respects with the RTS on ESEF.

The Executive Board is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby the Executive Board combines the various components into one single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N 'Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument' (assurance engagements relating to compliance with criteria for digital reporting). Our examination included among others:

- Obtaining an understanding of the entity's financial reporting process, including the preparation of the reporting package.
- Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:
- obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF; and
- examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

## Description of responsibilities regarding the financial statements

### *Responsibilities of the Executive Board and the Supervisory Board for the financial statements*

The Executive Board is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and Part 9 of Book 2 of the Dutch Civil Code.

Furthermore, the Executive Board is responsible for such internal control as the Executive Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to



fraud or error. In that respect the Executive Board, under supervision of the Supervisory Board, is responsible for the prevention and detection of fraud and non-compliance with laws and regulations, including determining measures to resolve the consequences of it and to prevent recurrence.

As part of the preparation of the financial statements, the Executive Board is responsible for assessing the Company's ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Executive Board should prepare the financial statements using the going concern basis of accounting unless the Executive Board either intends to liquidate the company or to cease operations or has no realistic alternative but to do so. The Executive Board should disclose events and circumstances that may cast significant doubt on the company's ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company's financial reporting process.

### *Our responsibilities for the audit of the financial statements*

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.
Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is included in the appendix of this auditor's report. This description forms part of our auditor's report.

Amstelveen, 4 March 2024

KPMG Accountants N.V.

P.A.M. de Wit RA

Appendix:
Description of our responsibilities for the audit of the financial statements



***Appendix***

### *Description of our responsibilities for the audit of the financial statements*

We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

- identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Executive Board;
- concluding on the appropriateness of the Executive Board's use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause a company to cease to continue as a going concern;
- evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and
- evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We are solely responsible for the opinion and therefore responsible to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. In this respect we are also responsible for directing, supervising and performing the group audit.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audits of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor's report.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

# Articles of Association - Appropriation of results

## Appropriation of results

The result is appropriated pursuant to Article 37 of the Articles of Association of ING Groep N.V. The Company may make distributions to the extent permitted by law after adoption of the financial statements by the Executive and Supervisory Boards. The Executive Board, subject to approval of the Supervisory Board, determines what part of the result remaining after application of the provisions of article 37.3 is to be appropriated to reserves and that the remaining part of the result shall be at the disposal of the General Meeting. The General Meeting, on a motion of the Executive Board with approval of the Supervisory Board may resolve to distribute from the reserves to ordinary shareholders a dividend or other form of distribution to the registered shareholders on a date determined by the Executive Board and approved by the Supervisory Board.

# Risk factors

## Summary of risk factors

The following is a summary of the principal risk factors that could have a material adverse effect on the reputation, business activities, financial condition, results and prospects of ING. Please carefully consider all of the information discussed in this section 'Risk factors' for a detailed description of these risks.

### Risks related to financial conditions, market environment and general economic trends

- Our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, including Russia and Ukraine, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.
- Inflation, interest volatility and other interest rate changes may adversely affect our business, results and financial condition.
- The default of a major market participant could disrupt the markets and may have an adverse effect on our business, results and financial condition.
- Continued risk of political instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition.
- Discontinuation of interest rate benchmarks may negatively affect our business, results and financial condition.
- Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.
- We may incur losses due to failures of banks falling under the scope of state compensation schemes.

### Risks related to the regulation and supervision of the Group

- Non-compliance with laws and/or regulations concerning financial services or financial institutions, including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
- Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities.
- We are subject to additional legal and regulatory risk in certain countries with less developed or predictable legal and regulatory frameworks.
- We are subject to the regulatory supervision of the ECB and other regulators with extensive supervisory and investigatory powers.
- Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
- Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act.
- We are subject to several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remains subject to significant uncertainties as to the scope and impact on us.

### Risks related to litigation, enforcement proceedings and investigations and to changes in tax laws

- We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity.
- We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws and risks of non-compliance with proceedings or investigations with respect to tax laws.
- We may be subject to US tax investigation if we fail to comply with our obligations as a Participating Financial Institution in respect of the Foreign Account Tax Compliance Act (FATCA) and as a Qualified Intermediary in respect of other US tax regulations
- ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received.

### Risks related to the Group's business and operations

- ING may be unable to meet internal or external aims or expectations or requirements with respect to ESG-related matters.
- ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.
- ING's business and operations are exposed to physical risks, including as a direct result of climate change.
- ING's business and operations are exposed to transition risks related to climate change.
- Operational and IT risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties

with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
- We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
- Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.
- We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetise our internal innovations and restrict our ability to capitalise on future opportunities.
- The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.
- A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.
- An inability to retain or attract key personnel may affect our business and results.
- We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between actual results and underlying actuarial assumptions and models.

## Risks related to the Group's risk management practices

- Risks relating to our use of quantitative models or assumptions to model client behaviour for the purposes of our market calculations may adversely impact our reputation or results.
- We may be unable to manage our risks successfully through derivatives.

## Risks related to the Group's liquidity and financing activities

- Adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may impact our liquidity, borrowing and capital positions, as well as the cost of liquidity, borrowings and capital.
- As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.

## Additional risks relating to ownership of ING shares

- Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
- Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult to enforce judgements of US courts against ING or the members of our Supervisory and Executive Boards or our officers.

# Risk factors

Any of the risks described below could have a material adverse effect on the business activities, financial condition, results and prospects of ING as well as ING's reputation. ING may face a number of the risks described below simultaneously and some risks described below may be interdependent. While the risk factors below have been divided into categories, some risk factors could belong in more than one category and investors should carefully consider all of the risk factors set out in this section. Additional risks of which the Company is not presently aware, or that are currently viewed as immaterial, could also affect the business operations of ING and have a material adverse effect on ING's business activities, financial condition, results and prospects. The market price of ING shares or other securities could decline due to any of those risks including the risks described below, and investors could lose all or part of their investments.

Although the most material risk factors have been presented first within each category, the order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential negative impact to our business, results, financial condition and prospects.

## Risks related to financial conditions, market environment and general economic trends

### Our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.

Because ING is a multinational banking and financial services corporation, with a global presence and serving 40 million customers, corporate clients and financial institutions in 38 countries, ING's business, results and financial condition may be significantly impacted by turmoil and volatility in the worldwide financial markets or in the particular geographic areas in which we operate. In Retail Banking, our products include savings, payments, investments, loans and mortgages. In Wholesale Banking, we provide specialised lending, tailored corporate finance, debt and equity market solutions, payments & cash management, trade and treasury services. Negative developments in relevant financial markets and/or countries or regions have in the past had and may in the future have a material adverse impact on our business, results and financial condition, including as a result of the potential consequences listed below.

Factors such as inflation or deflation, interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in customer behaviour, climate change, business investment, real estate values and private equity valuations, government spending the volatility and strength of the capital markets, political events and trends, supply chain disruptions, shortages, terrorism, pandemics and epidemics (such as the recent Covid-19 pandemic) or other widespread health emergencies all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. Some of these risks are often experienced globally as well as in specific geographic regions and are described in greater detail below under the headings: 'Interest rate volatility and other interest rate changes may adversely affect our business, results and financial condition'; 'Inflation and deflation may negatively affect our business, results and financial condition'; 'Market conditions, including those observed over the past few years may increase the risk of loans being impaired and have a negative effect on our results and financial condition'; and 'Continued risk of political instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition'. All of these are factors in local and regional economies as well as in the global economy, and we may be affected by changes in any one of these factors in any one country or region, and more if more of these factors occur simultaneously and/or in multiple countries or regions or on a global scale.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

- inadequate reserves or provisions, in relation to which losses could ultimately be realised through profit and loss and shareholders' equity;
- the write-down of tax assets impacting net results and/or equity;
- impairment expenses related to goodwill and other intangible assets, impacting our net result and equity; and/or
- movements in risk-weighted assets for the determination of required capital.

In particular, we are exposed to financial, economic, market and political conditions in the Benelux countries and Germany, from which we derive a significant portion of our revenues in both Retail Banking and Wholesale Banking, and which could present risks of economic downturn. Though less material, we also derive substantial revenues in the following geographic regions: United States, Türkiye, Poland and the remainder of Eastern Europe, Southern Europe, East Asia (primarily Singapore among others) and Australia. In an economic downturn affecting some or all of these jurisdictions, we expect that higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending would adversely affect the demand for banking products, and that ING may need to increase its reserves and provisions, each of which may result in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders' equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. Further, while the Covid-19 pandemic and related response measures have eased, the effects of these measures (including consequences for commercial real estate occupancies and valuations as a result of the increased prevalence of work-from-home or hybrid working arrangements) are still being felt in the financial performance and stability of certain of our business customers. As a result, their impact may continue to affect our business. We also have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. In response to Russia's invasion of Ukraine, the international community imposed various punitive measures, including sanctions, capital controls, restrictions on SWIFT access and restrictions on central bank activity. These measures have significantly impacted, and may continue to significantly impact, Russia's economy and have contributed to heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as higher energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to the entire wholesale banking portfolio (e.g. commodities financing, energy and utilities and energy-consuming clients).

Environmental and/or climate risks may also directly and indirectly impact ING, for example through, among other things, losses suffered as a result of extreme weather events, the impact of climate-related transition risk on the risk and return profile or value of security or operations of certain categories of customer to which ING has exposure. In addition, these risks may also increase ING's reputational and litigation risk if the economic activity that ING supports is not in line with community expectations or ING's external commitments or legal or regulatory requirements (this includes, but is not limited to, greenwashing risk).

For further information on ING's exposure to particular geographic areas, see Note 31 'Information on geographical areas' to the consolidated financial statements.

### Inflation, interest rate volatility and other interest rate changes may adversely affect our business, results and financial condition.

Globally, inflation has increased significantly over the past two years and has remained elevated for a prolonged period. In general, both inflation and deflation may influence consumers' spending habits, affecting the economic activity and consequently our core revenue stream (e.g. in terms of overall financial health of borrowers and loan demand, and collateral management, among other things). Furthermore, inflation and deflation may have repercussions on interest rate spreads, and therefore on the profitability of traditional banking activities. Overall, both inflation and deflation can pose significant challenges, impacting our ability to generate revenue, manage risk, and maintain a stable financial position.

Further, the recent increase in inflation has resulted in an increase in market interest rates in many major economies. Increased interest rates may impact our business by:

- Decreasing the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:
  - Reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or
  - a decrease in collateral values;
- Resulting in increased withdrawal of certain savings products, particularly those with fixed rates below market rates;
- Requiring us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results;
- Resulting in further customer defaults as interest rate rises flow through into payment stress for lower credit quality customers.

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:

- Result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income, and;
- Lower the value of our equity investments impacting our capital position.

Central Banks (including the ECB, the US Federal Reserve and the RBA and RBNZ) have undertaken successive raises in policy rates over the last two years, and have reiterated their commitments to keeping policy rates sufficiently restrictive for as long as necessary, believing that maintaining the key interest rates at their current levels over an extended period could significantly contribute to reducing inflation. As a result of these measures, inflation decreased in 2023 from peak 2022 levels, and is expected to decrease further in 2024. Despite the publicly stated approach of Central Banks, analysts foresee the ECB leading the rate-cutting cycle in 2024 ahead of the Federal Reserve. A decrease in prevailing interest rates may lead to lower interest income from loans and investments, reduced profitability of traditional banking activities, and potential declines in the value of certain fixed income securities we hold in our investment portfolio, as well as negatively affecting our business in other ways, including leading to:

- Lower interest rates, which can compress the net interest income margins because of potential reduction in the interest income earned from loans;
- Lower earnings over time on investments, as reinvestments will earn lower rates;
- Increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers seek to borrow at lower interest rates potentially combined with lower credit spreads. Consequently, we may be required to reinvest the proceeds into assets at lower interest rates;
- Lower profitability as the result of a decrease in the spread between client rates earned on assets and client rates paid on savings, current account and other liabilities;
- Higher costs for certain derivative instruments that may be used to hedge certain of our product risks;

- Lower profitability since we may not be able to fully track the decline in interest rates in our savings rates;
- Lower profitability since we may not always be entitled to impose surcharges to customers to compensate for the decline in interest rates;
- Lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and the Dutch Central Bank's (DNB) methodology for determining the ultimate forward rate;
- Lower interest rates may cause asset margins to decrease, thereby lowering our results. This may, for example, be the consequence of increased competition for investments as result of the low rates, thereby driving margins down; and/or
- (Depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability.

In addition, given the volatility in inflation and related volatility in interest rates, a failure to accurately anticipate inflation on an ongoing basis and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results.

Each of the preceding risks, should they materialise, may adversely affect our business, results and financial condition.

## The default of a major market participant could disrupt the markets and may have an adverse effect on our business, results and financial condition.

Within the financial services industry, the severe distress or default of any one institution (including sovereigns and central counterparties (CCPs)) could lead to defaults by, or the severe distress of, other market participants. While prudential regulation may reduce the probability of a default by a major financial institution, the actual occurrence of such a default could have a material adverse impact on ING. Such distress of, or default by, a major financial institution could disrupt markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions, since the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Also, the perceived lack of creditworthiness of a sovereign or a major financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is also referred to as 'systemic risk' and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could impact ING directly, by exposing it to material credit losses on transactions with defaulting counterparties or indirectly by significantly reducing the available market liquidity on which ING and its lending customers depend to fund their operations and/or leading to a write-down of loans or securities held by ING. In addition, ING may also be faced with additional open market risk for which hedging or mitigation strategies may not be available or effective (either by hedges eliminated by defaulting counterparties, or reduce market liquidity). Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results and financial condition. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

## Continued risk of political instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition.

Our global business and results are materially affected by conditions in the global capital markets and the economy generally. In Europe, there are continuing concerns over weaker economic conditions, levels of unemployment in certain countries, the availability and cost of credit, as well as credit spreads. In addition, geopolitical issues, including trade tensions between the US and China, increasing protectionism between key countries, and issues with respect to North Korea and the Middle East, including the ongoing conflict between Israel and Hamas, may all contribute to adverse developments in the global capital markets and the economy generally. In addition, Russia's invasion of Ukraine and related international response measures have had, and are expected to continue to have, a negative impact on regional and global economic conditions, including heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as higher energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to our entire wholesale banking portfolio, in areas such as commodities financing, energy and utilities and energy-consuming clients. Furthermore, the upcoming presidential election cycle in the United States has the potential to be disruptive to the global economy as it may result in leadership changes in many federal administrative agencies and result in a range of new policies, executive orders, rules, initiatives and other changes to United States fiscal, tax, regulation, environmental, climate and other policies.

Moreover, there is a risk that an adverse credit event at one or more European sovereign debtors (including a credit rating downgrade or a default) could trigger a broader economic downturn in Europe and elsewhere. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events, market upheavals and continuing risks, including high levels of volatility, have had and may continue to have an adverse effect on our results, in part because we have a large investment portfolio.

There is also continued uncertainty over the long-term outlook for the tax, spending and borrowing policies of the US, the future economic performance of the US within the global economy and any potential future budgetary restrictions in the US, with a potential impact on a future sovereign credit ratings downgrade of the US government, including the rating of US Treasury securities. A downgrade of US Treasury securities could also impact the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the US government. US Treasury securities and other US government-linked securities are key assets on the balance sheets of many financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the US government or a default by the US government on its debt obligations would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group's business and operations.

In many cases, the markets for investments and instruments have been and remain illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgement and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Historically these factors have resulted in, among other things, valuation and impairment issues in connection with our exposures to European sovereign debt and other investments.

Any of these general developments in global financial and political conditions could negatively impact our business, results and financial condition in future periods.

### Discontinuation of interest rate benchmarks may negatively affect our business, results and financial condition.

Changes to major interest rates benchmarks may negatively affect our business, including the level of net interest revenue. Financial markets have historically relied on Interbank Offered Rates (IBORs) benchmarks, such as the London Interbank Offered Rate (LIBOR), the Euro Over Night Index Average (EONIA) and the Euro Interbank Offered Rate (EURIBOR). While some interest rate benchmarks have been reformed and will continue to exist, such as EURIBOR, others such as EONIA and LIBOR have been, or will be, replaced by recommended alternative rates. EONIA ceased to be published on 3 January 2022, and was succeeded by €STR. GBP, JPY, CHF and EUR LIBOR ceased in 2021/2022, and, more recently, USD LIBOR ceased on 30 June 2023. Synthetic rates of certain GBP and USD LIBOR rates are available for a limited time to facilitate the transition of remaining legacy transactions.

In 2022 the Polish National Working Group published a roadmap indicating that the market should be prepared for a cessation of, among others, the WIBOR reference rate. It is expected that the reform will be completed by the end of 2027, with the offering of financial products using the new benchmark (WIRON) to progress gradually in 2023 and 2024.

The discontinuation of WIBOR, CDOR and other local benchmarks in the future could result in a number of risks for the Group, its customers, and the financial services industry more widely. These risks include legal risks and costs in relation to changes required to documentation for existing transactions and for clients' contracts. In addition to the heightened conduct and operational risks, the process of adopting new reference rates may expose the Group to an increased level of financial risk, such as potential earnings volatility resulting from contract modifications and changes in hedge accounting relationships.

ING continues to monitor market developments and reform plans for other rates to anticipate the impact on our customers and any related risks.

### Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.

We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may see adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness or in the case of a decline in financial performance. Adverse changes in the credit quality of our borrowers and/or decreasing collateral values would result in increased capital requirements and provisions, and any deterioration of market conditions may lead to increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our business, results and financial condition.

If we are significantly exposed to a concentrated set of customers or counterparties, an adverse event affecting these parties could lead to increased losses for the Group, and adversely affect our business, results and financial condition.

### We may incur losses due to failures of banks falling under the scope of state compensation schemes.

While prudential regulation is intended to minimise the risk of bank failures, in the event such a failure occurs, given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme (DGS), which we may be unable to recover from the bankrupt estate, and therefore the consequences of any future failure of such a bank could be significant to ING. Such costs and the associated costs to be borne by us may have a material adverse effect on our results and financial condition. On the basis of the EU Directive on deposit guarantee schemes, ING pays quarterly risk-weighted contributions into a DGS-fund. The DGS-fund is to grow to a target size of 0.8 percent of all deposits guaranteed under the DGS, which is expected to be reached in July 2024. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-fund. If the available financial means of the fund are insufficient, Dutch banks, including ING, may be required to pay extraordinary ex-post contributions not exceeding 0.5 percent of their covered deposits per calendar year. In exceptional circumstances, and with the consent of the competent authority, higher contributions may be required. However, extraordinary ex-post contributions may be temporarily deferred if, and for so long as, they would jeopardise the solvency or liquidity of a bank. Depending on the size of the failed bank, the available financial means in the fund, and the required additional financial means, the impact of the extraordinary ex-post contributions on ING may be material.

Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme (EDIS), which would (partly) replace or complement national compensation schemes.

On 18 April 2023, the European Commission published its proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-sized banks, but will affect all EU banks. The CMDI framework consists of the Bank Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism (SRMR) and the Deposit Guarantee Schemes Directive (DGSD). The revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular its third and missing pillar EDIS. As at the date hereof, EDIS has not yet been adopted by the European Commission.

## Risks related to the regulation and supervision of the Group

### Non-compliance with applicable laws and/or regulations, including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.

ING has faced, and in the future may continue to face, the consequences of non-compliance with applicable laws and regulations, including the potential commencement of regulatory investigations or legal proceedings. For additional information on legal proceedings, see Note 42 'Legal proceedings' in the consolidated financial statements. There are potential risks in areas where applicable regulations may be unclear: subject to multiple interpretations or under development; where regulations may conflict with one another; or where regulators revise their previous guidance or courts overturn previous rulings. These could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring investigations and/or administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licences, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results and financial condition as well as ING's reputation. If we fail to address, or appear to fail to address, any of these matters appropriately, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties.

Furthermore, as a financial institution, we are exposed to the risk of unintentional involvement in criminal activity in connection with financial economic crimes, including sanctions circumvention and money laundering and the funding of terrorist and other criminal activities. The failure or perceived failure by us to comply with legal and regulatory requirements with respect to financial economic crimes may result in adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions, which may have a material adverse effect on our business, results, financial condition and/or prospects in any given period. For further discussion on the impact of litigation, enforcement proceedings, investigations or other regulatory actions with respect to financial economic crimes, see 'We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity' below.

### Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities.

We are subject to detailed banking laws and financial regulations in the jurisdictions in which we conduct business. Regulation of the industries in which we operate has become more extensive and complex, while also attracting supervisory scrutiny. Compliance with applicable and new laws and regulations is resource-intensive, and may materially increase our operating costs. Moreover, these regulations intend to protect our customers, markets and society as a whole and can limit or redirect our activities, among others, through stricter net capital, market conduct and transparency requirements and restrictions on the businesses in which we can operate or invest.

Our revenues and profitability and those of our industry have been and will continue to be impacted by requirements relating to capital, additional loss-absorbing capacity, leverage, minimum liquidity and long-term funding levels, requirements related to resolution and recovery planning, derivatives clearing and margin rules and levels of regulatory oversight, as well as limitations on which and, if permitted, how certain business activities may be carried out by financial institutions.

### We are subject to additional legal and regulatory risk in certain countries where we operate with less developed or predictable legal and regulatory frameworks.

In certain countries in which we operate or where our clients reside, judiciary and dispute resolution systems may be less effective. As a result, in case of a breach of contract, we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial system, it could have an adverse effect on our operations and net results.

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and/or war, in these markets. In particular, we have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. Furthermore, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.

### We are subject to the regulatory supervision of the ECB and other regulators with extensive supervisory and investigatory powers.

In its capacity as principal prudential supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions. For example, under the Single Supervisory Mechanism (SSM), the relevant (national) competent authorities, including the ECB, may conduct stress tests and have discretion to impose capital surcharges on financial institutions for risks that are not otherwise recognised in risk-weighted assets or other surcharges depending on the individual situation of the bank, and take or require other measures, such as restrictions on or changes to the Group's business. Competent authorities may also prohibit the Group from making dividend payments to shareholders or distributions to holders of its regulatory capital instruments if the Group fails to comply with regulatory requirements, in particular with supervisory actions, minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there are shortcomings in its governance and risk management processes. A failure to comply with prudential or conduct regulations could have a material adverse effect on the Group's business, results and financial condition.

### Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.

ING is subject to a variety of regulations that require us to comply with minimum requirements for capital (own funds) and additional loss-absorbing capacity, as well as for liquidity, and to comply with leverage restrictions. In addition, such capital, liquidity and leverage requirements and their application and interpretation may change. Any changes may require us to maintain more capital or to raise a different type of capital by disqualifying existing capital instruments from continued inclusion in regulatory capital, requiring replacement with new capital instruments that meet the new criteria. Sometimes changes are introduced subject to a transitional period during which the new requirements are being phased in, gradually progressing to a fully phased-in, or fully-loaded, application of the requirements.

Any failure to comply with these requirements, or to adapt to changes in such requirements, may have a material adverse effect on our business, results and financial condition, and may require us to seek additional capital. Failures to meet minimum capital or other prudential requirements may also result in ING being prohibited from making payments on certain of our securities. Because implementation phases and transposition into EU or national regulation where required may often involve a lengthy period, the impact of changes in capital, liquidity and leverage regulations on our business, results and financial condition, and on our ability to make payments on certain of our securities, is often unclear.

### Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act.

Our affiliate ING Capital Markets LLC is registered with the Commodity Futures Trading Commission (CFTC) as a swap dealer and is subject to CFTC regulation of the off-exchange derivatives market pursuant to Title VII of the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Operating as a swap dealer requires compliance with CFTC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations.

ING Capital Markets LLC is also registered with the SEC as a security-based swap dealer. Operating as a security-based swap dealer requires compliance with SEC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations. While most of these SEC requirements apply to ING Capital Markets LLC, in addition to its CFTC swap dealer requirements, SEC rules have permitted an Alternative Compliance Mechanism that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING Capital Markets LLC has elected to use the Alternative Compliance Mechanism. However, should ING Capital Markets LLC in the future be ineligible for the Alternative Compliance Mechanism it would be subject to SEC security-based swap dealer rules for margin, capital, and related financial reporting instead of the CFTC swap dealer rules which could be more capital-intensive.

On 15 December 2021, the SEC proposed new rules that would for the first time impose public reporting requirements for some significant security-based swaps positions. The rules would apply even to trades between non-US counterparties, including ING Bank, provided that the issuer of the reference securities underlying the security-based swaps is organised in the US, the issuer of the reference securities underlying the security-based swaps has its principal place of business in the US, or the securities are in certain categories registered with the SEC.

These proposed regulations, if adopted in their current form, could constrain trading activity in security-based swaps. In addition, there are, or may be in the future, regulatory requirements or limitations related to other categories of equity derivatives, such as options or forwards, that could similarly constrain trading activity in such instruments as well. These various requirements and limitations with respect to equity derivatives generally could have a significant impact on the liquidity and utility of these markets, materially impacting ING's business in this market.

In addition, position limits requirements have been imposed by the CFTC for enumerated listed futures referencing twenty-five physical commodities. In addition, on 1 January 2023, these position limits were extended to certain positions in swaps that are "economically equivalent" to the enumerated futures contracts. The position limits on futures and related swaps could limit ING's position sizes in these swaps referencing specified physical commodities and similarly limit the ability of counterparties to utilise certain of our products, to the extent that hedging exemptions from the position limits are unavailable. Any of the foregoing factors, and any further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.

### We are subject to several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remains subject to significant uncertainties as to scope and impact on us.

We are subject to several recovery and resolution regimes, including the Single Resolution Mechanism (SRM), the 'Bank Recovery and Resolution Directive' (BRRD) as implemented in national legislation, such as the Dutch Financial Supervision Act. The SRM applies to banks that are supervised by the ECB under the SSM, with the aim of ensuring an orderly resolution of failing banks at minimum cost for taxpayers and the real economy. The BRRD establishes a common framework for the recovery and resolution of banks within the European Union, with the aim of providing supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively to safeguard financial stability and minimise taxpayers' exposure to losses. Any application of statutory write-down and conversion or other powers would not be expected to constitute an event of default under our securities entitling holders to seek repayment. If any of these powers were to be exercised in respect of ING, there could be a material adverse effect on both ING and on holders of ING securities, including through a material adverse effect on credit ratings and/or the price of our securities. Investors in our securities may lose their investment if resolution measures are taken under current or future regimes.

## Risks related to litigation, enforcement proceedings and investigations and to changes in tax laws

### We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity.

We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. As a financial institution, we are subject to specific laws and regulations governing financial services and/or financial institutions. See 'Risks related to the regulation and supervision of the Group. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' and 'Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act' above. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of 'know your customer' anti-money laundering regulations, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and employees and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. With respect to sanctions, Russia's invasion of Ukraine has fundamentally changed the global political landscape, resulting in a world-wide response, whereby new and significant sanctions packages were imposed against Russia and Belarus during 2022 and 2023. During 2023, there have been several noteworthy developments highlighting the increasing focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating the circumvention or undermining of such sanction's measures. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to stop the sanctions measures from being sidestepped by targeted Russian parties. The EU introduced additional measures combating sanctions circumvention and several locations have come into focus as potential diversion hubs. While various sanctions include grace periods before full compliance is required, there is no guarantee that ING will be able to implement all required procedures within the applicable grace periods. In addition, some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, results, financial condition and/or prospects in any given period.

### We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws, and risks of non-compliance with or proceedings or investigations with respect to, tax laws.

Changes in tax laws (including case law) and tax treaties (including the termination thereof) could increase our taxes and our effective tax rates and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results and financial condition. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results. On 7 June 2021, the Dutch government received a formal notice of termination of the Dutch-Russian tax treaty from Russia, and as a result, the tax treaty was terminated as of 1 January 2022. The termination of the Dutch-Russian tax treaty or any other similar developments may have adverse effects on ING and ING's customers.

Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although we believe that we have adequately provided for all our tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognized. In addition, increased bank taxes in countries where the Group is active result in increased taxes on ING's banking operations, which could negatively impact our operations, financial condition and liquidity.

### We may be subject to tax investigations under EU, US and local laws if we fail to comply with our obligations

Due to the nature of its business, ING is subject to various provisions of EU, US, and other local tax laws in relation to its customers. These include amongst others the Foreign Account Tax Compliance Act ("FATCA"), which requires ING to provide certain information for the US Internal Revenue Service (IRS), the Qualified Intermediary (QI) requirements, which require withholding tax on certain US-source payments, and the Common Reporting Standards (CRS) which requires ING to provide certain information to local tax authorities. Failure to comply with these requirements and regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects.

### ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated unfairly because of advice or information received.

Our products and services, including banking products and advice services for third-party products are exposed to claims from customers who might allege that they have received insufficient advice or misleading information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, it is ING's policy to engage in a multidisciplinary product approval process in connection with the development and distribution of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations , either at the purchase/execution of the product and/or through the life of the product. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations

Products distributed through person-to-person sales forces have a higher exposure to such claims as the sales forces may provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and resources have been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our reputation, business, results, financial condition and prospects. For additional information regarding legal proceedings or claims, see Note 45 'Legal proceedings' to the consolidated financial statements.

## Risks related to the Group's business and operations

### ING may be unable to meet internal or external aims or expectations or requirements with respect to ESG-related matters.

Environmental, Social and Governance (ESG) is an area of significant and increased focus for governments and regulators, investors, ING's customers and employees, and other stakeholders or third parties (e.g., non-governmental organisations or NGOs). As a result, an increasing number of laws, regulations and legislative actions have been introduced to address climate change, sustainability and other ESG-related matters, including in relation to the financial sector's operations and strategy. Such recent regulations include the EU Sustainable Finance Disclosure Regulation (SFDR), EU Taxonomy regulation and EU Green Bond Standards, which broadly focus on disclosure obligations, standardized definitions and classification frameworks for environmentally sustainable activities, and the EU Corporate Sustainability Reporting Directive (CSRD), which requires certain companies, including us, to disclose information on what they see as the risks and opportunities arising from social and environmental issues, and on the impact of their activities on people and the environment. Third parties may pursue litigation against ING in connection with ESG-related matters, such as the recently announced potential claims by Friends of the Earth Netherlands

(Milieudefensie) in connection with financing provided by ING to certain companies whose business is reliant on fossil fuels.

These laws, regulations and legislative frameworks may directly and indirectly impact the business environment in which ING operates and may expose ING to significant risks, including amongst others, greenwashing risk and the risk of litigation if governmental standards or community expectations are not met.

National or international regulatory actions or developments may also result in financial institutions coming under increased pressure from internal and external stakeholders regarding the management and disclosure of their ESG risks and related lending and investment activities. ING may from time to time disclose ESG-related initiatives or aims in connection with the conduct of its business and operations. However, there is no guarantee that ING will be able to implement such initiatives or meet such aims within anticipated timeframes, or at all. ING may fail to fulfil internal or external ESG-related initiatives, aims or expectations, or may be perceived to fail to do so, or may fail to adequately or accurately report performance or developments with respect to such initiatives, aims or expectations. ING could therefore be criticised or held responsible for the scope of its initiatives or goals regarding such matters. In addition, ING might face requests for specific strategies, plans or commitments to address ESG-related matters, which may or may not be viewed as satisfactory to the relevant internal and external stakeholders (including NGOs). Any of these factors may have an adverse impact on ING's reputation and brand value, or on ING's business, financial condition and operating results.

## ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.

Customers or other counterparties may increasingly assess sustainability or other ESG-related matters in their economic decisions. For instance, customers may choose investment products or services based on sustainability or other ESG criteria, or may look at a financial institution's ESG-related lending strategy when choosing to make deposits. To remain competitive and to safeguard its reputation, ING is required to continuously adapt its business strategy, products and services to respond to emerging, increasing or changing sustainability and other ESG-related demands from customers, investors and other stakeholders. However, there is no guarantee that ING's current or future products or services will meet applicable ESG-related regulatory requirements, customer preferences or investor expectations.

## ING's business and operations are exposed to transition risks related to climate change.

The transition to a low-carbon or net-zero economy gives rise to risks and uncertainties associated with climate change-related laws, regulations and oversight, changing or new technologies, and shifting customer sentiment. For instance, ING may be required to change its lending portfolio to comply with new climate change-related regulations and other ESG-related demands from customers, investors and other stakeholders. As a result, it might be unable and unwilling to lend to certain prospective customers, or lead to the termination of certain existing relationships with certain customers. This could result in claims or legal challenges from such customers against ING. This transition may also adversely impact the business and operations of ING's customers and other counterparties. Further, there is a risk that changing community standards and market expectations could lead to a reduction in demand and a decline in valuations for certain assets, which may affect the value of collateral we hold or the financial strength of certain of our portfolios. If ING fails to adequately factor in such risks in its lending or other business decisions, ING could be exposed to losses.

The low carbon or net zero transition may also require ING to modify or implement new compliance systems, internal controls and procedures or governance frameworks. The integration and automation of internal governance, compliance, and disclosure and reporting frameworks across ING could lead to increased operational costs for ING and other execution and operational risks. The implementation cost of these systems may especially be higher in the near term as ING seeks to adapt its business, or address overlapping, duplicative or conflicting regulatory or other requirements in this fast-developing area. Furthermore, ING's ongoing implementation of appropriate systems, controls and frameworks increasingly requires ING to develop adequate climate change-related risk assessment and modelling capabilities (as there is currently no standard approach or methodology available), and to collect customer, third party or other data. There are significant risks and uncertainties inherent in the development of new risk modelling methodologies and the collection of data, potentially resulting in systems or frameworks that could be inadequate, inaccurate or susceptible to incorrect customer, third party or other data.

Any delay or failure in developing, implementing or meeting ING's climate change-related commitments and regulatory requirements may have a material adverse impact on our business, financial condition, operating results and reputation, and lead to climate change or ESG-related investigations, enforcement proceedings or litigation.

## ING's business and operations are exposed to physical risks, including as a direct result of climate change.

ING's business and operations may be exposed to the impacts of physical risks arising from climate and weather-related events, including heatwaves, droughts, flooding, storms, rising sea levels, other extreme weather events or natural disasters, and to the impacts of physical risks arising from the environmental degradation, including loss of biodiversity, water or resources scarcity, pollution or waste management. Such physical risks could disrupt ING's business continuity and operations or impact ING's premises or property portfolio, as well as its customers' property, business or other financial interests. These risks could potentially result in impairing asset values, financial losses, declining creditworthiness of customers and increased defaults, delinquencies, write-offs and impairment charges in ING's portfolio, etc. In particular, changing climate patterns resulting in more frequent and extreme weather events, such as the severe flooding that occurred in Western Europe in July 2021, the long-lasting bushfires in Australia in February 2021 or the severe flooding in the eastern states of Australia in early 2022, could lead to unexpected business interruptions or losses for ING or its customers.

For a description of physical risks to our operations and business other than resulting from natural disasters as a result of climate change, see 'Operational and IT risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results' below.

## Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.

Operational and IT risks are inherent to our business. Our clients depend on our ability to process and report a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information electronically. Losses can result from inadequately trained or skilled personnel, IT failures (including due to a cyber attack), inadequate or failed internal control processes and systems (including, as the role of Artificial Intelligence in the finance industry and in our business increases, any errors as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized), regulatory breaches, human errors, employee misconduct, including fraud, or from natural disasters or other external events that interrupt normal business operations. Such losses may adversely affect our reputation, business and results.

We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. We are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements including EU General Data Protection Regulation (GDPR) and EU Payment Services Directive (PSD2) and the new Digital Operational Resilience Act (DORA) which will enter into force in January 2025. Failure to appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory requirements, to securely and efficiently serve our clients or to timely, completely or accurately process, store and transmit information, and may adversely impact our reputation, business and results. For further description of the particular risks associated with cybercrime, which is a specific risk to ING as a result of its strategic focus on technology and innovation, see 'We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation' below.

In addition, as finance industry participants are increasingly incorporating Artificial Intelligence into their processes and systems, the risk of data and information leaks is correspondingly increasing. Our or our customers' sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our or our third-party providers' use of generative or other Artifical Intelligence technologies. Any such information that we input into a third-party generative or other Artificial Intelligence or machine learning platform could be revealed to others, including if information is used to train the third party's Artificial Intelligence models. Additionally, where an Artificial Intelligence model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model.

Widespread outbreaks of communicable diseases may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. Further, as a result of the Covid-19 pandemic, a significant portion of our staff continue to work from home on a full- or part-time basis, which may raise operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity. In addition, other events including unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel. If our business continuity plans are not able to be implemented, are not effective or do not sufficiently take such events into account, losses may increase further.

## We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.

Like other financial institutions and global companies, we are regularly the target of cyber attacks, which is a specific risk to ING as a result of its strategic focus on technology and innovation. In particular, threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and ransomware have intensified worldwide, and attempts to gain unauthorised access and the sophistication of techniques used for such attacks is increasing. Cyber threats are constantly evolving and the techniques used in these attacks change, develop and evolve rapidly, including the use of emerging technologies, such as advanced forms of Artificial Intelligence and quantum computing. The new cyber risks introduced by these changes in technology require us to devote significant attention to identification, assessment and analysis of the risks and implementation of corresponding preventative measures. We have faced, and expect to continue to face, an increasing number of cyber attacks (both successful and unsuccessful) as we have further digitalised. This includes the continuing expansion of our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology.

Cybersecurity, the use and safeguarding of customer data and data privacy have become the subject of increasing legislative and regulatory focus. The EU's second Payment Services Directive (PSD2), GDPR and DORA are examples of such regulations. The resilience of financial institutions against ransomware attacks is now subject of the yearly stress test executed by the ECB in 2024. In certain locations where ING is active, there are additional local regulatory requirements and legislation on top of EU regulations that must be followed for business conducted in that jurisdiction. Some of these legislations and regulations may be conflicting due to local regulatory interpretations. We may become subject to new EU and local legislation or regulation concerning cybersecurity, security of customer data in general or the privacy of information we may store or maintain. Compliance with such new legislation or regulation could increase the Group's compliance cost. Failure to comply with new and existing legislation or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.

ING may be exposed to the risks of misappropriation, unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, each of which could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. Even when we are successful in defending against cyber attacks, such defence may consume significant resources or impose significant additional costs on ING.

Although the Covid-19 pandemic has now largely subsided, there has been an increase in the digital behaviour of our customers leading to reduced traffic in branches. Over 95 percent of our customers now interact with us via digital channels only. This increased reliance on digital banking and remote working may increase the risk of cybersecurity breaches, loss of personal data and related reputational risk. If any of these risks were to materialise that may adversely affect our business, results and financial condition.

### Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by several factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors (including non-bank or financial technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with some of our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank.

Competition could also increase due to new entrants (including non-bank and financial technology competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, less extensive oversight from regulators compared to the frameworks established in respect of traditional banks and/or faster processes to challenge traditional banks. Developments in technology have also accelerated the use of new business models, and ING may not be successful in adapting to this pace of change or may incur significant costs in adapting its business and operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.

Increasing competition in the markets in which we operate (including from non-banks and financial technology competitors) may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices, which may have a material adverse impact on our business, results and financial condition.

### We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetize our internal innovations and restrict our ability to capitalize on future opportunities.

In the conduct of our business, we rely on a combination of contractual rights with third parties and copyright, trademark, trade name, patent and trade secret laws to establish and protect our intellectual property, which we develop in connection with our products and services. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, patents, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have an adverse effect on our core business and our ability to compete, including through the monetisation of our internal innovations.

We may also be subject to claims made by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or licence usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right (including where we or a third party have used generative Artificial Intelligence outputs based on data for which the generative model may not have had consent), we could in some circumstances be enjoined from providing certain products or services to our customers or from utilising and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licences. Alternatively, we could be required to enter into costly licensing arrangements with third parties or to implement a costly workaround. Any of these scenarios could have a material adverse effect on our business and results and could restrict our ability to pursue future business opportunities.

### The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.

Third parties that have an payment obligations to ING, or obligations to return money, securities or other assets, may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers, customers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, continuing low oil or other commodity prices, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services industry generally, could have a material adverse effect on our results, financial condition and liquidity. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed income and foreign exchange markets, including related derivatives.

We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in us having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. As a result of the Russian invasion of Ukraine and related international response measures, including sanctions and capital controls, we may be exposed to increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the response measures. Also, liquidity or currency controls enforced by the Russian central bank may impact Russian companies' ability to pay. In addition, we have counterparty exposure to Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against Russian rouble (RUB). Remaining at risk for ING at year-end 2023 is €0.4 billion local equity and €1.3 billion credit exposures booked outside of Russia, and €0.6 billion with clients in Ukraine. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results or liquidity.

With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to cancel coupon payments on the occurrence of certain events or at their option. The ECB has indicated that, in certain circumstances, it may require these financial institutions to cancel payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business, results or financial condition.

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/ or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Also in this case, our credit risk may also be exacerbated when the collateral we hold cannot be liquidated at prices sufficient to recover the full amount of the loan or derivative exposure due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial crisis of 2008. The termination of contracts and the foreclosure on collateral may subject us to claims. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, results, financial condition, and/or prospects.

### Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.

Credit ratings represent the opinions of rating agencies regarding an entity's ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital and funding through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on our net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. They can also have lower risk appetite for our debt notes, leading to lower purchases of (newly issued) debt notes. We have credit ratings from S&P, Moody's Investor Service and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results and financial condition. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies, which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Furthermore, ING's assets are risk-weighted. Downgrades of these assets could result in a higher risk-weighting, which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.

### An inability to retain or attract key personnel may affect our business and results.

ING Group relies to a considerable extent on the quality of its senior management, such as members of the executive committee, and management in the jurisdictions which are material to ING's business and operations. The success of ING Group's operations is dependent, among other things, on its ability to attract and retain highly qualified personnel. Competition for key personnel in most countries in which ING Group operates, and globally for senior management, is intense. ING Group's ability to attract and retain key personnel, in senior management and in particular areas such as technology and operational management, client relationship management, finance, risk and product development, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

The increasing restrictions on, and public and political scrutiny of, remuneration (especially in the Netherlands), may continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel. For example, under the EU's amended Shareholder Rights Directive, known as SRD II, which came into effect on 10 June 2019, ING is required to hold a shareholder binding vote on ING's Executive Board remuneration policy and Supervisory Board remuneration policy at least every four years. Furthermore the shareholders have an advisory vote on ING's remuneration report annually. This may restrict our ability to offer competitive compensation compared with companies (financial and/or non-financial) that are not subject to such restrictions and it could adversely affect ING Group's ability to retain or attract key personnel, which, in turn, may affect our business and results.

### We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between actual results and underlying actuarial assumptions and models.

ING Group companies operate various defined benefit retirement plans covering the post-employment benefits of a number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan's assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions, including discount rates, rates of increase in future salary and benefit levels, mortality rates and consumer price index. These assumptions are based on available market data and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities and costs associated with our defined benefit plans.

## Risks related to the Group's risk management practices

### Risks relating to our use of quantitative models or assumptions to model client behaviour for the purposes of our market calculations may adversely impact our reputation or results.

We use quantitative methods, systems or approaches that apply statistical, economic financial, or mathematical theories, techniques and assumptions to process input data into quantitative estimates. Errors in the development, implementation, use or interpretation of such models, or from incomplete or incorrect data, can lead to inaccurate, noncompliant or misinterpreted model outputs, which may adversely impact our reputation and results. In addition, we use assumptions in to model client behaviour for the risk calculations in our banking books. Assumptions are used to determine the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in the mortgage and investment portfolios. Assumptions based on past client behaviour may not always be a reliable indicator of future behaviour. The realisation or use of different assumptions to determine client behaviour could have a material adverse effect on the calculated risk figures and, ultimately, our future results or reputation. Furthermore, we may be subject to risks related to changes in the laws and regulations governing the risk management practices of financial institutions. For further information, see 'Risks related to the regulation and supervision of the Group - Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' above. As noted there, regulation of the industries in which we operates is becoming increasingly more extensive and complex, while also attracting supervisory scrutiny. Compliance failures may lead to changes in the laws and regulations governing the risk management practices and materially increase our operating costs.

### We may be unable to manage our risks successfully through derivatives.

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in client behaviour. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts, including, from time to time, macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, possibly significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher realised or unrealised losses, such as credit value adjustment risks or unexpected P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations, resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use or may use may not adequately mitigate or offset the risks they intend to cover, and our hedging transactions may result in losses.

Our hedging strategy additionally relies on the assumption that hedging counterparties remain able and willing to provide the hedges required by our strategy. Increased regulation, market shocks, worsening market conditions, and/or other factors that affect or are perceived to affect the financial condition, liquidity and creditworthiness of ING may reduce the ability and/or willingness of such counterparties to engage in hedging contracts with us and/or other parties, affecting our overall ability to hedge our risks and adversely affecting our business, results and financial condition.

## Risks related to the Group's liquidity and financing activities

### We depend on the capital and credit markets, as well as customer deposits, to provide the liquidity and capital required to fund our operations, and adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may impact our liquidity, borrowing and capital positions, as well as the cost of liquidity, borrowings and capital.

Adverse capital market conditions have in the past affected, and may in the future affect, our cost of borrowed funds and our ability to borrow on a secured and unsecured basis, thereby impacting our ability to support and/or grow our businesses. Furthermore, although interest rates are still relatively low by historical standards and have been since the financial crisis in 2008, interest rates are rising and we have experienced, and may continue to experience, increased funding costs due in part due to the withdrawal of perceived government support of financial institutions in the event of future financial crises. In addition, liquidity in the financial markets has also been negatively impacted as market participants and market practices and structures adjust to new regulations.

We need liquidity to fund new and recurring business, to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding include a variety of short-and long-term instruments, including deposit fund, repurchase agreements, commercial paper, medium- and long-term debt, subordinated debt securities, capital securities and shareholders' equity.

In addition, because we rely on customer deposits to fund our business and operations, the confidence of customers in financial institutions may be tested in a manner that may adversely impact our liquidity and capital position. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors' failure to communicate to customers the terms of, and the benefits and risks to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our liquidity and capital position through withdrawal of deposits, in addition to our revenues and results. Because a significant percentage of our customer deposit base is originated via internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the internet.

In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Also see under the heading 'Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results'. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favourable terms, or at all. Any actions we might take to access financing may, in turn, cause rating agencies to re-evaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counterbalance the consequences of losses or increased regulatory capital and rating agency capital requirements. This could force us to (i) delay raising capital, (ii) reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results, financial condition, cash flows, regulatory capital and rating agency capital position could be materially adversely affected by disruptions in the financial markets.

Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are remain stringent, undermining our efforts to maintain centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet. An example of such trapped liquidity includes our operations in Germany where German regulations impose separate liquidity requirements that restrict ING's ability to move a liquidity surplus out of the German subsidiary.

### As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.

ING Groep N.V. is a holding company and, therefore, depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments to its shareholders and to fund all payments on its obligations, including debt service obligations.

ING Groep N.V.'s ability to obtain funds to meet its obligations depends on legal and regulatory restrictions applicable to ING Groep N.V.'s subsidiaries. Many of ING Groep N.V.'s direct and indirect subsidiaries, including certain subsidiaries of ING Bank N.V., may be subject to laws that restrict dividend payments, as well as requirements with respect to capital and liquidity levels. For example, certain local governments and regulators have taken steps and may take further steps to "ring fence" or impose minimum internal total loss-absorbing capacity on the local affiliates of a foreign financial institution to protect clients and creditors of such affiliates in the event of financial difficulties involving such affiliates or the broader banking group. Increased local regulation and supervision have therefore limited and may in the future further limit the ability to move capital and liquidity among affiliated entities and between ING Groep N.V. and its direct and indirect subsidiaries, limit the flexibility to structure intercompany and external activities of ING as otherwise deemed most operationally efficient, and increase in the overall level of capital and liquidity required by ING on a consolidated basis.

Lower earnings of a local entity may also reduce the ability of such local entity to make dividends and distributions to ING Groep N.V. Other restrictions, such as restrictions on payments from subsidiaries or limitations on the use of funds in client accounts, may also apply to distributions to ING Groep N.V. from its subsidiaries.

ING Groep N.V. has also in the past guaranteed and may in the future continue to guarantee the payment obligations of some of its subsidiaries, including ING Bank N.V. Any such guarantees may require ING Groep N.V. to provide substantial funds or assets to its subsidiaries or the creditors or counterparties of these subsidiaries at a time when the guaranteed subsidiary is in need of liquidity to fund its own obligations.

Finally, ING Groep N.V., as the resolution entity of ING, has an obligation to remove impediments to resolution and to improve resolvability. Regulatory authorities have required and may continue to require ING to increase capital or liquidity levels at the level of the resolution entity or at particular subsidiaries. This may result in, among other things, the issuance of additional long-term debt issuance at the level of ING Groep N.V. or particular subsidiaries.

## Additional risks relating to ownership of ING shares

### Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.

ING's AT1 Securities may, under certain circumstances, convert into equity securities. Such conversion would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares. Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings without subscription rights, holders of ING shares may suffer dilutions. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to, or otherwise chose not to, participate in future equity offerings with subscription rights.

Any share repurchases could affect the price of our ordinary shares, ADSs or other securities and increase trading price volatility. The existence of a share buyback programme could also cause the price of our ordinary shares, ADSs or other securities to be higher than it would be in the absence of such a share buyback programme, and could potentially reduce the market liquidity of our ordinary shares, ADSs or other securities. There can be no assurance that any share buybacks will enhance shareholder value because the market price of our ordinary shares or ADSs may decline below the levels at which we repurchase any ordinary shares or ADSs.

In addition, ING cannot guarantee that any future share buyback programme will be fully consummated. The timing and amount of share repurchases pursuant to a share buyback programme will depend upon a number of factors, including market, business conditions, and the trading price of the our ordinary shares or ADSs. A share buyback programme may also be suspended or terminated at any time, and any such suspension or termination could negatively affect the trading price of, increase trading price volatility of or reduce the market liquidity of our ordinary shares, ADSs or other securities. Additionally, a share buyback programme could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities.

### Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult to enforce judgments against ING or the members of our Supervisory and Executive Boards or our officers.

Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets are located outside the United States. As a result, investors may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in US courts against us or those persons based on the civil liability provisions of the US securities laws.

Investors also may not be able to enforce judgments of US courts under the US federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the US federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. However, under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant US court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognised in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

Based on the foregoing, there can be no assurance that US investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in US courts in civil and commercial matters, including judgments under the US federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the US federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

# Disclaimer

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and the related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in 'benchmark' indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING's ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation and other risks and challenges in connection with climate change and Environmental, Social and Governance (ESG)-related matters, including data and reporting (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission ('SEC') reporting purposes. Any issues identified as material for purposes of ESG in this annual report are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are "green" or "sustainable." Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.

This annual report may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this annual report. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the filing of this annual report or that any information found at such websites will not change following the filing of this annual report. Many of those factors are beyond ING's control.

This document is the PDF version of the 2023 Annual Report of ING made available on ing.com. Another version of this document has been prepared in the European single electronic reporting format (ESEF) and such ESEF reporting package is also available on ing.com. In the event of any discrepancies between this PDF version and the ESEF reporting package, the ESEF reporting package governs.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

# General information

## ING Publications

- ING Group Annual Report, in English
- ING Bank Annual Report, in English
- Annual Report on Form 20-F, in English (in accordance with SEC guidelines)
- Annex - Global Reporting Initiative table
- Annex - UN Principles for Responsible Banking Assessment
- Annex - Sustainability Accounting Standards Board table

The publications can be downloaded on www.ing.com. A printed version of the Annual Report on Form 20-F, in English, can be ordered from ING.Corporate.Communications@ing.com.

This Annual Report contains the Reports of the Executive Board and Supervisory Board as well as the Financial statements and other information for the financial year 2023 in their original language (English).

## ING Groep N.V.

Bijlmerdreef 106, 1102 CT Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands
Internet: www.ing.com

Commercial Register of Amsterdam, no. 33231073

## Written and produced by

ING Groep N.V.

## Designed by

ING Global Communications, Brand & MarCom

## Photography

Boards, CEO and chairperson: Marieke van der Velden Fotografie